Form 20-F
period 2022-12-31
VCI Global Ltd
filed 2023-05-15
CIK 1930510

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                   to

Commission file number: 001-41678

VCI Global Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)
B03-C-8 & 10, Menara 3A, KL Eco City
, No.3 Jalan Bangsar
, 59200
Kuala Lumpur, Malaysia
(Address of principal executive offices)

Ang Zhi Feng, Chief Financial Officer
Telephone: +603 7717 3089
Email: finance@v-capital.co
At the address of the Company set forth above
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	VCIG	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 36,808,428 ordinary shares,
 no
par value per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.
☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Effect of Rounding

Certain amounts and percentages included in this annual report, including in the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects” have been rounded for ease of presentation.  Percentage figures included in this annual report have not been calculated in all cases on the basis of the rounded figures but on the basis of the original amounts prior to rounding.  For this reason, certain percentage amounts in this annual report may vary from those obtained by performing the same calculations using the figures in our audited consolidated financial statements.  Certain other amounts that appear in this annual report may not sum due to rounding.

Market and Industry Data

This annual report contains data related to economic conditions in the market in which we operate.  The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable.

Although we have no reason to believe any of this information or these reports are inaccurate in any material respect and believe and act as if they are reliable, neither we nor our agents have independently verified it.  Governmental publications and other market sources, including those referred to above, generally state that their information was obtained from recognized and reliable sources, but the accuracy and completeness of that information is not guaranteed.  In addition, the data that we compile internally and our estimates have not been verified by an independent source.  Except as disclosed in this annual report, none of the publications, reports or other published industry sources referred to in this annual report were commissioned by us or prepared at our request.  Except as disclosed in this annual report, we have not sought or obtained the consent of any of these sources to include such market data in this annual report.

FORWARD-LOOKING STATEMENTS

This annual report contains information that constitutes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  In addition, from time to time we or our representatives have made or may make forward-looking statements orally or in writing.  Furthermore, such forward-looking statements may be included in various filings that we make with the SEC or press releases or oral statements made by or with the approval of one of our authorized executive officers.  These forward-looking statements are subject to certain known and unknown risks and uncertainties, as well as assumptions that could cause actual results to differ materially from those reflected in these forward-looking statements.

This annual report includes estimates and forward-looking statements, principally under the captions “Item 3. Key Information—Risk Factors, “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects.”

These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our ordinary shares.  Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us.

The words “believe,” “understand,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “seek,” “intend,” “expect,” “should,” “could,” “forecast” and similar words are intended to identify forward-looking statements.  You should not place undue reliance on such statements, which speak only as of the date they were made.  We do not undertake any obligation to update publicly or to revise any forward-looking statements after we file this annual report because of new information, future events or other factors.  Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements.  In light of the risks and uncertainties described above, the future events and circumstances discussed in this annual report might not occur and are not guarantees of future performance.  Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	all references to the “Company,” the “registrant,” “VCI,” “VCI Global,” “we,” “our,” or “us” in this annual report mean VCI Global Limited, a BVI business company;
●
all references to the “British Virgin Islands” and “BVI” in this annual report mean the British Overseas Territory officially known as the Virgin Islands or the Territory of the British Virgin Islands;

●	“year” or “fiscal year” mean the year ending December 31st;
●
our fiscal year end is December 31. References to a particular “fiscal year” are to our fiscal year ended December 31 of that calendar year. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Numerical figures included in this annual report have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them; and

●
unless otherwise noted: (i) all industry and market data in this prospectus is presented in U.S. dollars, (ii) all financial and other data related to VCI in this annual report is presented in Malaysian Ringgits, (iii) all references to “$” or “USD” in this annual report (other than in our financial statements) refer to U.S. dollars and (iv) all references to “RM” or “MYR” in this annual report refer to Malaysian Ringgits.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended December 31, 2022, 2021, and 2020. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of MYR to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain MYR amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	December 31,
US$ Exchange Rate	2022	2021	2020
At the end of the year – MYR	MYR4.4025 to $1.00	MYR4.1750 to $1.00	MYR4.0225 to $1.00
Average rate for the year – MYR	MYR4.3983 to $1.00	MYR4.1403 to $1.00	MYR4.1970 to $1.00

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A.
[Reserved]

B.
Capitalization and Indebtedness

Not applicable.

C.
Reasons for the Offer and Use of Proceeds

Not applicable.

D.
Risk Factors

Risks Related to our Business and Operations

We are a growing company with a limited operating history. If we fail to achieve further marketplace acceptance for our services, our business, financial condition and results of operations will be adversely affected.

We were organized and commenced operations in April, 2020. As a result, we have only a limited operating history upon which you can evaluate our business and prospects. There can be no assurance that we will remain profitable, or that our enterprise consulting and investing business model will achieve further marketplace acceptance. Our marketing efforts may not generate a sufficient number of clients to sustain our business plan; our capital and operating costs may exceed planned levels; and we may be unable to develop and enhance our agency service offerings to meet the demands of our clients. If we are not successful in managing our business and operations, our financial condition and results of operations will be adversely affected.

A significant or prolonged economic downturn could have a material adverse effect on our results of operations.

Our results of operations are affected by the level of business activity of our clients, which in turn is affected by the level of economic activity in the industries and markets that they serve. A decline in the level of business activity of our clients could have a material adverse effect on our revenues and profit margin.

We may face damage to our professional reputation or legal liability if our clients are not satisfied with our services.

We depend to a large extent on our relationships with our clients and our reputation for high-caliber professional services and integrity to attract and retain clients. We obtain a substantial number of new engagements from existing clients or through referrals from existing clients. As a result, if a client is not satisfied with our services, it may diminish our reputation and become more damaging to our business than to other businesses. Additionally, if we fail to meet our contractual obligations or other arrangements with our clients, we could be subject to legal liability or loss of client relationships. Our contracts typically include provisions to limit our exposure to legal claims relating to our services and the applications we develop, but these provisions may not protect us or may not be enforceable in all cases.

If our affiliates, alliances or investee portfolio companies do not succeed, we may not be successful in implementing our growth strategy.

We have invested a substantial amount of time and resources in our affiliates, alliances, and investee portfolio companies, and we plan to make substantial additional acquisition investments in the future. The benefits we anticipate from these relationships are an important component of our growth strategy. If these relationships do not succeed, we may lose our investments or fail to obtain the benefits we hope to derive from them. Similarly, we may be adversely affected by the failure of one or more of our affiliates or alliances, which could lead to reduced marketing exposure, and a decreased ability to develop and gain access to solutions. Moreover, because most of our alliance relationships are nonexclusive, our alliance partners can form closer or preferred arrangements with our competitors. In addition, our venture capital activities may suffer from the poor performance of the portfolio companies in which we invest or our inability to obtain attractive returns on our investments to monetize these investments at all. These losses or failures could have a material and adverse impact on our growth strategy, which, in turn, could adversely affect our financial condition and results of operations.

The consulting services in business and technology industries are highly competitive, and we may not be able to compete effectively.

The consulting services in business and technology industries in which we operate include a large number of participants and are highly competitive. We face competition from other business operations and financial consulting firms, general management consulting firms, the consulting practices of major accounting firms, technical and economic advisory firms, regional and specialty consulting firms and the technology development advisory firms and some of these firms are global in nature and have access to more resources which may provide with the ability to highlight broader experiences to potential clients. In addition, because there are relatively low barriers to entry, we expect to continue to face additional competition from new entrants into the business operations and financial consulting industries. Many of our competitors have a greater national presence and are also international in scope, as well as have significantly greater personnel, financial, technical and marketing resources. In addition, these competitors may generate greater revenues and have greater name recognition than we do. Our ability to compete also depends in part on the ability of our competitors to hire, retain and motivate skilled consultants, the price at which others offer comparable services and our competitors’ responsiveness to their clients. If we are unable to compete successfully with our existing competitors or with any new competitors, our financial results will be adversely affected.

Our inability to hire and retain talented people in an industry where there is great competition for talent could have a serious negative effect on our prospects and results of operations.

Our business involves the delivery of professional services and is highly labor-intensive. We rely heavily on our senior management team and our ability to retain them is particularly important to our future success. Given the highly specialized nature of our services, these people must have a thorough understanding of our service offerings as well as the skills and experience necessary to manage an organization consisting of a diverse group of professionals. In addition, we rely on our senior management team to generate, handle and market our business. Further, in light of our limited operating history, our senior management’s personal reputations and relationships with our clients are a critical element in obtaining and maintaining client engagements. Qualified consultants are in great demand, and we face significant competition for both senior and junior consultants with the requisite credentials and experience. Our principal competition for talent comes from other consulting firms, accounting firms and technical and economic advisory firms, as well as from organizations seeking to staff their internal professional positions. Many of these competitors may be able to offer significantly greater compensation and benefits or more attractive lifestyle choices, career paths or geographic locations than we do. Therefore, we may not be successful in attracting and retaining the skilled consultants we require to conduct and expand our operations successfully. Although we enter into non-solicitation agreements with our senior management team, we do not enter into non-competition agreements. Accordingly, members of our senior management team are not contractually prohibited from leaving or joining one of our competitors, and some of our clients could choose to use the services of that competitor instead of our services. Increasing competition for these consultants may also significantly increase our labor costs, which could negatively affect our margins and results of operations. Also, if one or more members of our senior management team leave and we cannot replace them with a suitable candidate quickly, we could experience difficulties in securing and successfully completing engagements and managing our business properly, which could harm our business prospects and results of operations.

Revenues from our performance-based engagements are difficult to predict, and the timing and extent of recovery of our costs is uncertain.

From time to time, primarily in our corporate advisory services and strategic planning practices, we enter into engagement agreements under which our fees include a significant performance-based component. Performance-based fees are contingent on the achievement of specific measures, such as our clients meeting cost-saving or other contractually defined goals. The achievement of these contractually defined goals is often impacted by factors outside of our control, such as the actions of our client or third parties. Because performance-based fees are contingent, revenues on such engagements, which are recognized when all revenue recognition criteria are met, are not certain and the timing of receipt is difficult to predict and may not occur evenly throughout the year. Should performance-based fee arrangements represent a greater percentage of our business in the future, we may experience increased volatility in our working capital requirements and greater variations in our quarter-to-quarter results, which could affect the price of our ordinary shares. In addition, an increase in the proportion of performance-based fee arrangements may offset the positive effect on our operating results from increases in our utilization rate or average billing rate per hour.

Developments in the social, political, regulatory and economic environment in the countries where we operate, may have a material and adverse impact on us.

Our business, prospects, financial condition and results of operations may be adversely affected by social, political, regulatory and economic developments in countries in which we operate. Such political and economic uncertainties include, but are not limited to, the risks of war, terrorism, nationalism, nullification of contract, changes in interest rates, imposition of capital controls and methods of taxation. For example, we have considerable operations in Malaysia, and negative developments in Malaysia’s socio-political environment may adversely affect our business, financial condition, results of operations and prospects. Although the overall economic environment in Malaysia and other countries where we operate appear to be positive, there can be no assurance that this will continue to prevail in the future.

We have only a limited ability to protect our intellectual property rights, which are important to our success.

Our success depends, in part, upon our ability to protect our proprietary methodologies and other intellectual property. Existing laws of some countries in which we provide services may offer only limited protection of our intellectual property rights. We rely upon a combination of trade secrets, confidentiality policies, nondisclosure and other contractual arrangements, and patent, copyright and trademark laws to protect our intellectual property rights. The steps we take in this regard may not be adequate to prevent or deter infringement or other misappropriation of our intellectual property, and we may not be able to detect unauthorized use or take appropriate and timely steps to enforce our intellectual property rights.

Our operations and sales have been adversely impacted by the COVID-19 pandemic, and we must successfully manage the demand, supply, and operational challenges associated with the actual or perceived effects of COVID-19 and the related widespread public health crisis.

In December 2019, a disease stemming from a novel coronavirus (COVID-19) was reported in China. In January 2020, the World Health Organization (WHO) declared it a Public Health Emergency of International Concern, and in March 2020 the WHO declared it a global pandemic. The COVID-19 pandemic is impacting worldwide economic activity and financial markets, significantly increasing economic volatility and uncertainty. In light of the uncertain and rapidly evolving situation relating to the spread of COVID-19, as well as government mandates, we took precautionary measures intended to minimize the risk of the virus to our employees, our clients, and our suppliers, which could negatively impact our business. The spread of COVID-19 has caused us to modify our business practices, including employee travel, employee work locations in certain cases, and cancellation of physical participation in certain meetings, events and conferences and further actions may be taken as required or recommended by government authorities or as we determine are in the best interests of our employees, clients and other business partners. We have had to change our remote work and travel policies accordingly as part of our response to the pandemic.

We continue to monitor the situation and may adjust our current policies as more information and public health guidance becomes available. Temporarily suspending meetings and travel and not doing business in person may continue to negatively affect our client support, sales and marketing efforts, challenge our ability to enter into client contracts in a timely manner and create operational or other challenges, any of which could cause material harm our business and results of operations. For instance, one of our clients had to call-off their listing plan on Nasdaq due to the disruption of their operation caused by the pandemic, which resulted in our loss of revenue amounting to USD1.53 million for year 2021. It is not possible at this time to estimate the long-term impact that COVID-19 could have on our business, as the impact will depend on future developments, which are highly uncertain and cannot be predicted.

Foreign exchange rate fluctuations and controls could have a material adverse effect on our earnings and the strength of our balance sheet.

Since we generate revenues in Malaysia, we are exposed to fluctuations in the value of the RM. To the extent the United States Dollar increases in value relative to the RM, our margins may be adversely affected. Foreign exchange rates may also impact trade between countries as fluctuations in currencies may impact the value of goods as between two trading countries. We do not take actions to hedge against foreign exchange and transaction risks and are therefore exposed to the swing in the value of the RM. Consequently, short-term or long-term exchange rate movements or controls may have a material adverse effect on our business, financial condition, results of operations and liquidity.

Changes in tax laws, tax treaties as well as judgments and estimates used in the determination of tax-related asset (liability) and income (expense) amounts, could materially adversely affect our business, financial condition and results of operations.

We operate in jurisdictions and may be subject to the tax regimes and related obligations in the jurisdictions in which we operate or do business. Changes in tax laws, bilateral double tax treaties, regulations and interpretations could adversely affect our financial results. The tax rules of the various jurisdictions in which we operate or conduct business often are complex, involve bilateral double tax treaties and are subject to varying interpretations. Tax authorities may challenge tax positions that we take or historically have taken, may assess taxes where we have not made tax filings, or may audit the tax filings we have made and assess additional taxes. Such assessments, either individually or in the aggregate, could be substantial and could involve the imposition of penalties and interest. For such assessments, from time to time, we use external advisors. In addition, governments could impose new taxes on us or increase the rates at which we are taxed in the future. The payment of substantial additional taxes, penalties or interest resulting from tax assessments, or the imposition of any new taxes, could materially and adversely impact our results, financial condition and liquidity. Additionally, our provision for income taxes and reporting of tax-related assets and liabilities require significant judgments and the use of estimates. Amounts of tax-related assets and liabilities involve judgments and estimates of the timing and probability of recognition of income, deductions and tax credits. Actual income taxes could vary significantly from estimated amounts due to the future impacts of, among other things, changes in tax laws, regulations and interpretations, our financial condition and results of operations, as well as the resolution of any audit issues raised by taxing authorities.

Risks Related to investing in a foreign private issuer and BVI Company

We may not be able to pay any dividends on our ordinary shares in the future due to BVI law.

Under BVI law, we may only pay dividends to our shareholders if the value of our assets exceeds our liabilities and we are able to pay our debts as they become due. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. Future dividends, if any, will be at the discretion of our Board of Directors, and will depend upon our results of operations, cash flows, financial condition, payment to us of cash dividends by our subsidiaries, capital needs, future prospects and other factors that our directors may deem appropriate.

As the rights of shareholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs will be governed by our memorandum and articles of association, the BVI Business Companies Act, 2004 (as amended), referred to below as the “BVI Act”, and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are governed by the BVI Act and the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law of England and the wider Commonwealth, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are largely codified in the BVI Act, but are potentially not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of all of the above, holders of our shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company.

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

Shareholders of British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. Shareholders of a British Virgin Islands company could, however, bring a derivative action in the British Virgin Islands courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BVI Act. The circumstances in which any such action may be brought, and the procedures and defenses
that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

The laws of the British Virgin Islands may provide less protection for minority shareholders than those under U.S. law, so minority shareholders may have less recourse than they would under U.S. law if the shareholders are dissatisfied with the conduct of our affairs.

Under the laws of the British Virgin Islands, the rights of minority shareholders are protected by provisions of the BVI Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company (i.e. the memorandum and articles of association) as shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to him. The BVI Act also provides for certain other protections for minority shareholders, including in respect of investigation of the company and inspection of the company books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the British Virgin Islands for business companies is limited.

We will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less detailed than those of a U.S. issuer.

We report under the Exchange Act, as a foreign private issuer. Because we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including: the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, we will not be required to provide as detailed disclosure as a U.S. registrant, particularly in the area of executive compensation. It is possible that some investors may not be as interested in investing in our ordinary shares as the securities of a U.S. registrant that is required to provide more frequent and detailed disclosure in certain areas, which could adversely affect our share price.

As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we may follow certain BVI corporate governance rules instead of certain corporate governance requirements of Nasdaq.

As a foreign private issuer, we may follow certain of our home country corporate governance rules instead of certain corporate governance requirements of Nasdaq. For example, we are exempt from Nasdaq regulations that require a listed U.S. company to:

●	have a majority of the board of directors consist of independent directors as such term is defined by Nasdaq;

●	have nominating and compensations committees that are fully independent, as defined by Nasdaq;

●	solicit proxies and provide proxy statements for all shareholder meetings; and

●	seek shareholder approval for the implementation of certain equity compensation plans and issuances of shares.

To the extent we determine to follow BVI corporate governance practices instead of Nasdaq governance requirements applicable to domestic issuers, you may not have the same protections afforded to shareholders of companies that are subject to these Nasdaq requirements.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.

In order to maintain our current status as a foreign private issuer, either (1) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (2) (a) a majority of our executive officers or directors must not be U.S. citizens or residents, (b) more than 50 percent of our assets cannot be located in the United States and (c) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC rules and the Nasdaq Capital Market’s listing standards. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance. These rules and regulations could also make it more difficult for us to attract and retain qualified Board members.

We are a BVI-incorporated company with substantially all of our assets located in Malaysia, and it may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers.

We are incorporated under the laws of the British Virgin Islands, and our directors are residents outside the United States. Moreover, substantially all of our consolidated assets are located outside the United States, primarily Malaysia but also elsewhere in Southeast Asia. In addition, our directors or our executive officers do not reside in the British Virgin Islands. Although we are incorporated outside the United States, we have agreed to accept service of process in the United States through our agent designated for that purpose. Nevertheless, substantially all of the consolidated assets owned by us are located outside the United States and any judgment obtained in the United States against us may not be enforceable outside the United States.

There is no treaty in force between the United States, on the one hand, and Malaysia or the British Virgin Islands, on the other hand, providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Malaysia or the British Virgin Islands. There is uncertainty as to whether judgments of courts in the United States based upon the civil liability of the federal securities laws of the United States would be recognized or enforceable in Malaysia or the British Virgin Islands. In addition, holders of book-entry interests in our shares (for example, where such shareholders hold our shares indirectly through the Depository Trust Company) will be required to be registered shareholders as reflected in our register of members in order to have standing to bring a shareholder action and, if successful, to enforce a foreign judgment against us, our directors or our executive officers in the British Virgin Islands. The administrative process of becoming a registered shareholder could result in delays prejudicial to any legal proceedings or enforcement action. Consequently, it may be difficult for investors to enforce judgments against us, our directors or our officers judgments obtained in the United States which are predicated upon the civil liability provisions of the federal securities laws of the United States.

Our corporate affairs are governed by our memorandum and articles of association and by the laws governing companies incorporated in the British Virgin Islands. The rights of our shareholders and the responsibilities of our Board members under BVI law may be different from those applicable to a corporation incorporated in the United States in material respects. Principal shareholders of BVI companies do not owe fiduciary duties to minority shareholders, as compared, for example, to controlling shareholders in corporations incorporated in Delaware. Our public shareholders may have more difficulty in protecting their interests in connection with actions taken by our management, our Board members or our principal shareholders than they would as shareholders of a corporation incorporated in the United States.

In addition, only persons who are registered as shareholders in our register of shareholders are recognized under BVI law as shareholders of our Company. Only registered shareholders have legal standing to institute shareholder actions against us or otherwise seek to enforce their rights as shareholders. Investors in our shares who are not specifically registered as shareholders in our register of members (for example, where such shareholders hold shares indirectly through the Depository Trust Company) are required to become registered as shareholders in our register of members in order to institute or enforce any legal proceedings or claims against us, our directors or our executive officers relating to shareholder rights. Holders of book-entry interests in our shares may become registered shareholders by exchanging their book-entry interests in our shares for certificated shares and being registered in our register of members. Such process could result in administrative delays which may be prejudicial to any legal proceeding or enforcement action.

Subject to the general authority to allot and issue new ordinary shares provided by our shareholders, under
British Virgin Island law
our directors may allot and issue new ordinary shares on terms and conditions and for such purposes as may be determined by our Board in its sole discretion.

Subject to the general authority to allot and issue new ordinary shares provided by our shareholders and BVI laws, we may allot and issue new ordinary shares on such terms and conditions and for such purposes as may be determined by our Board in its sole discretion. Any additional issuances of new ordinary shares may dilute our shareholders’ percentage ownership interests in our ordinary shares and/or adversely impact the market price of our ordinary shares.

We may be or become a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

The rules governing passive foreign investment companies (“PFICs”) can have adverse effects for U.S. federal income tax purposes. The tests for determining PFIC status for a taxable year depend upon the relative values of certain categories of assets and the relative amounts of certain kinds of income. The determination of whether we are a PFIC, which must be made annually after the close of each taxable year, depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. The fair market value of our assets is expected to relate, in part, to (a) the market price of our ordinary shares and (b) the composition of our income and assets, which will be affected by how, and how quickly, we spend any cash that is raised in any financing transaction. Moreover, our ability to earn specific types of income that we currently treat as non-passive for purposes of the PFIC rules is uncertain with respect to future years. Because the value of our assets for purposes of determining PFIC status will depend in part on the market price of our ordinary shares, which may fluctuate significantly. We do not expect to be a PFIC for our current taxable year or in the foreseeable future. However, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we are a PFIC, a U.S. Holder (defined below) would be subject to adverse U.S. federal income tax consequences, such as ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. A U.S. Holder may in certain circumstances mitigate adverse tax consequences of the PFIC rules by filing an election to treat the PFIC as a qualified electing fund (“QEF”) or, if shares of the PFIC are “marketable stock” for purposes of the PFIC rules, by making a mark-to-market election with respect to the shares of the PFIC. We do not intend to comply with the reporting requirements necessary to permit U.S. Holders to elect to treat us as a QEF. If a U.S. Holder makes a mark-to-market election with respect to its ordinary shares, the U.S. Holder is in its U.S. federal taxable income an amount reflecting any year end increase in the value of its ordinary shares. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of ordinary shares that is for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) if a court within the U.S. can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust, or (b) that was in existence on August 20, 1996, and validly elected under applicable Treasury Regulations to continue to be treated as a domestic trust.

Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to the ordinary shares.

If tax authorities were to successfully challenge our transfer pricing, there could be an increase in our overall tax liability, which could adversely affect our financial condition, results of operations and cash flows. In addition, the tax laws in the jurisdictions in which we operate are subject to differing interpretations. Tax authorities may challenge our tax positions, and if successful, such challenges could increase our overall tax liability. In addition, the tax laws in the jurisdictions in which we operate are subject to change. We cannot predict the timing or content of such potential changes, and such changes could increase our overall tax liability, which could adversely affect our financial condition, results of operations and cash flows.

Risks Related to the Ownership of the Ordinary Shares

We will likely not pay dividends in the foreseeable future.

Dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. There is no assurance that our Board of Directors will declare dividends even if we are profitable. Under BVI law, we may only pay dividends if we are solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the common course of business; and the value of assets of our Company will not be less than the sum of our total liabilities.

The trading price of our Ordinary Shares is likely to be volatile, which could result in substantial losses to our investors.

From the closing of our initial public offering on April 17, 2023 to the date of this annual report, the trading price of our Ordinary Shares has ranged from $2.10 to $5.35 per Ordinary Share. The trading price of our Ordinary Shares is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. Some of the factors that may cause the market price for our ordinary shares to fluctuate include:

●	Actual or anticipated fluctuations in our key operating metrics, financial condition and operating results;
●	Actual or anticipated changes in our growth rate;
●	Announcements by us or our competitors of significant services, contracts, acquisitions or strategic alliances;
●	Our announcement of actual results for a fiscal period that are lower than projected or expected or our announcement of revenue or earnings guidance that is lower than expected;
●	Changes in estimates of our financial results or recommendations by securities analysts;
●	Changes in market valuations of similar companies;
●	Changes in our capital structure, such as future issuances of securities or the incurrence of debt;
●	Regulatory developments in BVI, Malaysia, the United States or other countries;
●	Actual or threatened litigation involving us or our industry;
●	Additions or departures of key personnel;
●	A change in control of the Company;
●	Share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;
●	Further issuances of ordinary shares by us;
●	Sales of ordinary shares by our shareholders;
●	Repurchases of ordinary shares; and
●	Changes in general economic, industry and market conditions.

Any of these factors may result in large and sudden changes in the volume and price at which our Ordinary Shares will trade.

The price of our ordinary shares may rapidly fluctuate or may decline regardless of our operating performance, resulting in substantial losses for investors.

The trading price of our ordinary shares may be subject to instances of extreme stock price run-ups followed by rapid price declines and stock price volatility unrelated to both our actual and expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our stock. Further, the trading price of our ordinary shares is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume, actual or anticipated fluctuations in our results of operations; the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections; failure of securities analysts to initiate or maintain coverage of our Company, changes in financial estimates or ratings by any securities analysts who follow our Company or our failure to meet these estimates or the expectations of investors; announcements by us or our competitors of significant innovations, acquisitions, strategic partnerships, joint ventures, operating results or capital commitments; changes in operating performance and stock market valuations of other companies in our industry; price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole; changes in our Board or management; sales of large blocks of our ordinary shares, including sales by our executive officers, directors and significant stockholders; lawsuits threatened or filed against us; changes in laws or regulations applicable to our business; the expiration of lock-up agreements; changes in our capital structure, such as future issuances of debt or equity securities; short sales, hedging and other derivative transactions involving our capital stock; general economic and geopolitical conditions, including the current or anticipated impact of military conflict and related sanctions imposed on Russia by the United States and other countries due to Russia’s recent invasion of Ukraine; and the other factors described in this section of the annual report captioned “
Risk Factors
.”

As a company incorporated in the British Virgin Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a company incorporated in the BVI that is listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Corporate governance practices in the BVI, which is our home country, do not require (i) a majority independent board of directors; the establishment of a nominating and corporate governance committee (or having director nominations made by all independent directors); (ii) the establishment of a compensation committee; or (iii) the audit committee to be comprised of three directors, which are all Nasdaq corporate governance listing standards. Currently, we do not plan to rely on the home country practice with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. Notwithstanding the foregoing, we are not required to and, in reliance on home country practice, we do not intend to, comply with certain Nasdaq rules regarding shareholder approval for certain issuances of securities under Nasdaq Rule 5635. In accordance with the provisions of our amended and restated memorandum and articles of association, our board of directors is authorized to issue securities, including ordinary shares, preferred shares, warrants and convertible notes without shareholder approval.

If we were deemed to be an investment company under the Investment Company Act of 1940, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business and the price of our ordinary shares.

An entity will generally be deemed an “investment company” under Section 3(a)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”) if: (a) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities, or (b) absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We believe that we are engaged primarily in the business of providing business and technology consulting services and not in the business of investing, reinvesting or trading in securities. We hold ourselves out as a business consulting firm and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. In that respect, we do not believe that we fall within the definition of an ‘‘investment company’’ under the 1940 Act because substantially all of our revenue has come from consulting fees and other factors such as the history of the Company, how the Company has represented itself in the marketplace and the lack of investing expertise by almost all of senior management.

The 1940 Act and the rules thereunder contain detailed parameters for the organization and operation of investment companies. Among other things, the 1940 Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, generally prohibit the issuance of options and impose certain governance requirements. We intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact business with affiliates, could make it impractical for us to continue our business as currently conducted and would have a material adverse effect on our business, financial condition, results of operations and the price of our ordinary shares. In addition, we may be required to limit the amount of investments that we make as a principal or otherwise conduct our business in a manner that does not subject us to the registration and other requirements on the 1940 Act.

Our founding shareholder, Chairman and Chief Executive Officer, Victor Hoo beneficially own 52.90% of our outstanding ordinary shares and, together with his spouse, beneficially own 67.73% of our outstanding ordinary shares, and this concentration of ownership and voting power will limit your ability to influence corporate matters.

Victor Hoo, our Chairman and Chief Executive Officer, continues to control our Company through his beneficial ownership of 52.90% of our outstanding ordinary shares and, together with his spouse, Karen Liew, our Executive Director, beneficially own 67.73% of our outstanding ordinary shares. As a result, so long as Victor Hoo beneficially owns more than 50% of the outstanding ordinary shares he will be able to effectively control our decisions and will be able to elect a majority of the members of our board of directors. Victor Hoo will also be able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses, and may cause us to make acquisitions that increase the amount of our indebtedness or number of outstanding shares of our capital stock.

As a “controlled company” under the rules of The Nasdaq Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Victor Hoo, our Chairman and Chief Executive Officer beneficially own voting stock that provides him with approximately 52.90% of our outstanding ordinary shares and we will be a “controlled company” within the meaning of the listing rules of The Nasdaq Stock Market LLC.

As long as Mr. Hoo owns in excess of 50% of our ordinary shares, we will be a “controlled company” as defined under the listing rules of The Nasdaq Stock Market LLC.

For so as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our CEO must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Our Memorandum and Articles of Association contains anti-takeover provisions which may discourage a third-party from acquiring us and adversely affect the rights of holders of our ordinary shares.

Our Memorandum and Articles of Association contain certain provisions that could limit the ability of others to acquire control of our company, including provisions that:

●	institute a staggered board of directors and restrictions on our shareholders to fill a vacancy on the board of directors;
●	impose advance notice requirements for shareholder proposals and meetings; and
●
expressly provide that the business and affairs of the Company shall be managed by, or under the direction or supervision of, the board of directors – and that the board of directors have all powers necessary for managing, and for directing and supervising, the business and affairs of the Company.

These anti-takeover defences could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also make it more difficult for you and other shareholders to elect directors of your choosing and cause us to take other corporate actions that you desire.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our ordinary shares and our trading volume could decline.

The trading market for our ordinary shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrades our ordinary shares or publishes inaccurate or unfavorable research about our business, the price of our ordinary shares would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our ordinary shares could decrease, which might cause the price of our ordinary shares and trading volume to decline.

Future sales of ordinary shares, or the perception of such future sales, by some of our existing shareholders could cause our share price to decline.

The market price of our ordinary shares could decline as a result of sales of a large number of shares of our ordinary shares in the market or the perception that these sales may occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell shares in the future at a time and at a price that we deem appropriate.

In the future, our ability to raise additional capital to expand our operations and invest in our business may be limited, and our failure to raise additional capital, if required, could impair our business.

While we currently anticipate that our available funds will be sufficient to meet our cash needs for at least the next 12 months, we may need or elect to seek, additional financing at any time. Our ability to obtain financing will depend on, among other things, our development efforts, business plans, operating performance and condition of the capital markets at the time we seek financing. If we need or elect to raise additional funds, we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our shareholders may experience significant dilution of their ownership interests and the per-share value of our ordinary shares could decline. If we engage in additional debt financing, we may be required to accept terms that further restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios and limit the operating flexibility of our business. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

●	fund our operating capital requirements as we grow;
●	retain the leadership team and staff required; and
●	repay our liabilities as they come due.

We currently report our financial results under IFRS, which differs in certain significant respects from U.S. GAAP.

Currently we report our financial statements under IFRS. There have been and there may in the future be certain significant differences between IFRS and U.S. GAAP, including differences related to revenue recognition, share-based compensation expense, income tax and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP.

We are an emerging growth company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our ordinary shares held by non-affiliates exceeds $700 million as of any December 31 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

We will incur significantly increased costs and devote substantial management time as a result of operating as a public company.

As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Exchange Act, and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Act, as well as rules and regulations subsequently implemented by the SEC and Nasdaq including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and results of operations. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when we are no longer an “emerging growth company,” as defined by the JOBS Act. We may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as regulatory and governing bodies provide new guidance. These factors could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We will continue to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business could be adversely affected.

As a result of disclosure of information as a public company, our business and financial condition have become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If the claims are successful, our business operations and financial results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business operations and financial results. These factors could also make it more difficult for us to attract and retain qualified colleagues, executive officers and Board members.

We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance on the terms that we would like. As a result, it may be more difficult for us to attract and retain qualified people to serve on our Board, our Board committees or as executive officers.

If we are unable to maintain effective disclosure controls and procedures and internal control over financial reporting, our share price and investor confidence could be materially and adversely affected.

We are required to maintain both disclosure controls and procedures and internal control over financial reporting that are effective. Because of their inherent limitations, internal control over financial reporting, however well designed and operated, can only provide reasonable, and not absolute, assurance that the controls will prevent or detect misstatements. Because of these and other inherent limitations of control systems, there is only the reasonable assurance that our controls will succeed in achieving their goals under all potential future conditions. The failure of controls by design deficiencies or absence of adequate controls could result in a material adverse effect on our business and financial results, which could also negatively impact our stock price and investor confidence.

If we are not able to comply with the applicable continued listing requirements or standards of Nasdaq, Nasdaq could delist our ordinary shares.

Our securities are listed on the Nasdaq Capital Market. We cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market. In order to maintain our listing on the Nasdaq Capital Market, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum shareholders’ equity, minimum share price, and certain corporate governance requirements. There can be no assurances that we will be able to comply with the applicable listing standards. If Nasdaq were to delist our ordinary shares, it would be more difficult for our shareholders to dispose of our ordinary shares and more difficult to obtain accurate price quotations on our ordinary shares. Our ability to issue additional securities for financing or other purposes, or otherwise to arrange for any financing we may need in the future, may also be materially and adversely affected if our ordinary shares are not listed on a national securities exchange.

Item 4. INFORMATION ON THE COMPANY

A.
History and Development of the Company

Corporate Structure

We are a holding company incorporated in the British Virgin Islands on April 29, 2020. We operate and control solely through our subsidiary companies. Our corporate structure is set forth as below
1
.

1
Unless otherwise indicated in the chart, the subsidiaries are 100% owned companies.

The Company does not believe that the securities it holds in any of its direct or indirect subsidiaries are “investment securities” as defined in Section 3(a)(2) of the Investment Company Act of 1940.

Wholly-owned Subsidiaries

V Capital Kronos Berhad, a Malaysia public company formed on September 1, 2020, is a holding company that manages all our businesses based in Malaysia.

V Capital Venture Sdn. Bhd., a Malaysia private company formed on August 19, 2014, provides corporate and business advisory services in corporate finance, corporate structuring and restructuring, listings on recognized stock exchanges and fintech advisory.

V Capital Advisory Sdn. Bhd., a Malaysia private company formed on February 12, 2018, provides corporate and business advisory in relation to corporate listing exercises, corporate restructuring, merger and acquisition and corporate finance. It is also involved in managing international commodities trading.

V Capital Quantum Sdn. Bhd., a Malaysia private company formed on January 18, 2018, provides information technology development and business consultancy services.

Imej Jiwa Communications Sdn. Bhd., a Malaysia private company formed on October 29, 2012, is an investor & public relations consultancy firm. The company provides its clients with personalized, value-added services which cover investor relations & communications, public relations, event management, advertising and outdoor media.

V Capital Robotics Sdn. Bhd., a Malaysia private company formed on October 12, 2021, to buy, sell, import, export, distribute, market, package, and deal in robotic process automation software and hardware to individuals and business organizations.

V Galactech Sdn. Bhd., a Malaysia private company formed on January 12, 2022, provides technology development consultation services.

V Capital Real Estate Sdn. Bhd., a Malaysia private company formed on July 5, 2021, is formed to hold real estate investments in Malaysia or elsewhere and to provide property management for sale and rent.

VCIG Limited, a British Virgin Islands business company incorporated on April 29, 2020, provides international commodities trading consultations.

V Capital Consulting Limited, a British Virgin Islands business company incorporated on March 1, 2016, provides corporate and business advisory services in corporate finance, corporate structuring and restructuring, listings on recognized stock exchanges and fintech advisory.

VC Acquisition Limited, a British Virgin Islands business company incorporated on January 4, 2022 to carry on the business as a holding company and is currently not operational.

VC Acquisition II Limited, a British Virgin Islands business company incorporated on January 4, 2022 to carry on the business as a holding company and is currently not operational.

TGI V Sdn. Bhd., a Malaysia private company formed on November 12, 2021 was formed to carry on the business of a management consultancy.

Majority-owned Subsidiaries

Accuventures Sdn Bhd, a Malaysia private company formed on June 22, 2015 and an 80% indirect subsidiary of the Company, is at holding company that owns 100% of Credilab Sdn. Bhd. Its minority shareholders are Looi Chou Yew (17%); Chang Wai Kwan (1%); Lim May Ling (1%); and Harold Chen Yoong Kin (1%). All minority shareholders are Malaysia citizens.

AB Management and Consultancy Sdn Bhd, a Malaysia private company formed on May 4, 2020 and an 80% owned indirect subsidiary of the Company is a holding company. Its minority shareholder is Envision Capital Sdn Bhd (20%).

Elmu Education Group Sdn. Bhd., a Malaysia private company formed on December 3, 2020 and a 56% owned indirect subsidiary of the Company, conducts education related businesses and wholesale of a variety of goods without any particular specialization. Elmu Education is 70% owned by our 80% indirect subsidiary, AB Management and Consultancy Sdn Bhd, whose minority shareholders are listed above. The remaining 30% minority shareholder is Noraini Binti Aripin, a citizen of Malaysia. In 2021, ELMU collaborated with Malaysia Anti-Corruption Academy (MACA) to conduct courses on legal framework, corporate liability, corruption risk management and organizational anti-corruption plan targeted for SMEs and listed companies in Malaysia.

Credilab Sdn. Bhd., a Malaysia private company formed on August 26, 2020 an 80% owned indirect subsidiary of the Company, is operating a licensed money lending business in Malaysia with the approval granted by the Ministry of Housing and Local Governments. Credilab is 100% owned by our 80% owned indirect subsidiary, Accuventures Sdn Bhd, whose minority shareholders are stated above.

Elmu V Sdn. Bhd., a Malaysia private company formed on May 18, 2021 and a 69.2% owned indirect subsidiary of the Company, focuses in establishing, operating and managing training centers, coaching classes, learning centers or agencies and to provide all facilities so required, including conducting classes, seminars, demonstrations, education and training programs, advisory services to promote soft skills, studies, research, lectures, seminars and to appoint consultants, associates and other specialists or agents. Elmu V is 70% owned by our 56% owned indirect subsidiary, Elmu Education Group Sdn. Bhd, whose minority shareholders are stated above and 30% owned by are wholly owned indirect subsidiary V Capital Quantum Sdn. Bhd.

Elmu Higher Education Sdn Bhd, a Malaysia private company formed on May 24, 2021, provides management consultancy activities, education related services, research and development of other social sciences and humanities. Moving forward to in 2022, the company has been approved by the Ministry of Higher Education to establish a private higher education institution in Malaysia.

Minority Investments

In order to enhance our consulting relationships with certain clients, we may make minority investments in such clients. We believe these investments enable us to gain greater trust and loyalty from clients because through
investment we not only provide consulting advice but financial support which further helps these clients meet their goals. Also, if we invest in a client we obtain greater insight into its operations and the industry it works in, which enhances our abilities in our consultancy and technology businesses. We currently have one minority investment in Zero Carbon Farms (5%), who is an agricultural technology company that builds and operates controlled environment farms. See “
Business—Corporate Structure—Minority Investments
” for a detailed description of our minority investment in Zero Carbon Farms.

Others

The Company has formed a number of companies that are currently dormant and have not conducted any operations, which include: TGI V Sdn Bhd; V Capital Real Estate Sdn Bhd; V Capital Robotics Sdn Bhd; V Galactech Sdn Bhd; Elmu Higher Education Sdn Bhd; VC Acquisition Ltd; VC Acquisition II Ltd; and VCIG Limited.

Divestments

On September 30, 2022 we disposed of our 3% interest in DFA Robotics for $650,635.47, which represented a $350,635.47 gain on the sale. DFA Robotics represented approximately 2.7% of our total assets (less cash and US government securities) and approximately 13% of V Capital Consulting’s total assets (less cash and US government securities) on an unconsolidated basis.

On January 3, 2023, we disposed of our entire interest in Treasure Global Inc in three separate private transactions for an aggregate of $3,065,218.20, which represented a $1,265,218.20 gain on the sale. Prior to such divestment, we owned 1,702,899 shares of Treasure Global Inc, which is publicly traded on the Nasdaq Capital Market. On December 30, 2022 (the trading day prior to the sale) Treasure Global Inc’s shares had a closing price of $1.71 and represented approximately 51% of our total assets (less cash and US government securities) and approximately 75% of V Capital Kronos Berhad’s total assets (less cash and US government securities) on an unconsolidated basis. Upon the divestment, there is no minority investment (0%) in V Capital Kronos Berhad, and the remaining minority investment (Zero Carbon Farms) represented approximately only 0.256% of our total asset (less cash and US government securities)

We will not make any investment that would result in us being an “investment company” as defined under the Investment Company Act of 1940.

Completion of the Initial Public Offering (“IPO”)

On April 17, 2023, we closed our IPO of 1,280,000 Ordinary Shares at a public offering price of $4.00 per share. Gross proceeds of our IPO totaled $5.12 million, before deducting underwriting discounts and other related expenses. The Company received net proceeds of approximately $3.94 million after the deduction of approximately $1.18 million of offering costs. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “VCIG” on April 13, 2023.

Corporate Information

Our principal executive offices are located at B03-C-8 & 10 Menara 3A, KL Eco City, No. 3 Jalan Bangsar, 59200 Kuala Lumpur, Malaysia, and our registered address in BVI is, Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands. Our telephone number is +603 7717 3089. The address of our website is
https://v-capital.co/.
Information contained on, or available through, our website does not constitute part of, and is not deemed incorporated by reference into, this annual report. Our agent for service of process in the United States is Carmel, Milazzo & Feil LLP, 55 West 39
th
Street, 4
th
Floor, New York, New York 10018.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

B.
Business Overview

We are a multi-disciplinary consulting group with key advisory practices in the areas of business and technology. Each of our segments and practices is staffed with consultants recognized for their wealth of knowledge and established track records of delivering impact. With our core group of experts experienced in corporate finance, capital markets, legal, and investor relations, we illuminate our clients’ paths to success by helping them foresee impending challenges and identify business opportunities. We leverage our in-depth expertise to assist clients in creating value by providing profitable business ideas, customizing bold strategic options, offering sector intelligence, and equipping clients with cost-saving solutions for lasting growth.

Since our inception in 2013, we have been delivering our services to companies ranging from small-medium enterprises and government-linked agencies to publicly traded conglomerates across a broad array of industries. Our business operates solely in Malaysia, with clients predominantly from Malaysia, and some engagements with clients from China, Singapore and the United States.

We have segregated our services in the following segments:

Business Strategy Segment

Business Strategy Consultancy
– We focus on listing solutions, investors relations and boardroom strategies consultancy. We have established a diverse local and international clientele, providing them with our services in both local and cross-border listings. Our roles begin from pre-listing diagnosis and planning to the finalization of the entire listing process. To better serve our clients, we extended our services line to include investor relations consultation, where we help our clients effectively handle investors’ expectations and manage communications. Further, we also offer services in attaining effective boardroom strategies for value creation and inclusive growth. Over the years, our consulting services have successfully propelled our clients’ businesses to the next level with strategic options, including mergers and acquisitions, initial public offerings, restructuring and transformation.

Our business strategy consultancy segment performs the following functions:

●	Advise clients on multitrack approaches to capital raising strategies;

●	Evaluate and assess clients’ businesses and perform IPO readiness diagnostic, including health checks on the company’s management, financial and legal structure;

●	Assemble external professionals for the IPO process and assist in building a quality management team, robust financial and corporate governance;

●	Assist in fine-tuning business plans, articulate compelling equity stories and advise on strategic options to maximize clients’ business values;

●	Manage due diligence investigations and peer industry analysis;

●	Prepare pre-IPO investment presentations materials for clients;

●	Liaise with investors for pre-IPO capital raising;

●	Design marketing strategy and promote the company’s business;

●	Assist with cross-border listing in countries including but not limited to, Malaysia, China, Singapore, and the United States.

Our Investor Relations Services

In January 2021, our direct subsidiary V Capital Kronos Berhad acquired Imej Jiwa, an investor and public relations consultancy firm, which will allow us to better serve companies seeking to list and trade on public exchanges. Imej Jiwa’s highly skilled investor relations (“IR”) professionals help companies that are preparing for a successful IPO set up an effective IR team. To date, we are serving more than 40 public-listed Malaysian companies, which represent 4% of total Malaysian publicly listed companies.
2
For instance, we have been engaged by Malaysia’s largest home improvement retailer who consummated the biggest IPO in Malaysia since 2017, and the Malaysian leading dairy producer who consummated the second largest IPO in Malaysia since 2017 to provide IR consultancy services. Our IR team builds strategies and communicates effectively to drive stakeholder and media engagement throughout the IPO roadshow and post-IPO process. We are equally committed to sharpen client’s investment narratives and to deliver it to the right investors through the best channel.

2
As at April 19, 2023, there were 998 publicly listed companies in Malaysia (Refer:
https://www.bursamalaysia.com/listing/listing_resources/ipo/listing_statistic
)

Our Boardroom Strategy Services

We leverage our multiple practices and our connections with professionals across an array of industries to complement clients’ businesses by offering a holistic approach to achieve sustainable growth with high return on capital. Given the exponentially rising expectations from investors, unprecedented economic disruptions, and fragmentation of traditional markets, we believe more companies need carefully planned strategies to stay ahead of the trend and the competition through restructuring or transformation. We help our clients make the right moves by being involved in boardroom discussions and advising them on strategic options, particularly when it comes to exploring opportunities in offshoring, partnering, merger and acquisitions (“M&A”), deals outsourcing and initial public offerings. We have recently been engaged to consult on boardroom strategies for one of the largest hospitality groups in Malaysia as well as company that is a pioneer in human resources technology provider in Malaysia.

Technology Consultancy Services & Solutions

Our technology consultancy services and solutions keep our clients ahead of major technology and industry trends, including next-generation digital transformation, software development, blockchain solutions and the industry restructuring brought upon by the convergence of these technologies.

We capitalize the transformative power of technology to push companies through to the next level. With the increasing global significance of data analytics and digital transformation in enhancing existing business models, we have established relationships with technology experts to provide the following services:

●
Digital Development -
We evaluate clients’ businesses and offer structured digitalization strategies to ensure their businesses achieve target business objectives. At times, the business digitalization journey from vision to execution can be complex. Our experts illuminate the paths for our clients by mapping their digitalization journeys in detail using deep domain expertise to define focused and effective strategic responses. We emphasize rich content, focused delivery, and innovative and result-driven strategies as we guide our clients toward a cost-saving path that increases efficiency and distinctive competitive advantage. Our technology experts coupled with our established relationship with data analytic pioneers allow us to deliver efficient and innovative tailored digital solutions to resolve clients’ problems. We strive to provide the best solutions to clients across sectors.

●
Fintech Solution
– We offer fintech solutions, insights, and a multidimensional approach to advising and collaborating to help companies adapt to the ever-evolving business environment and provide support to organizations. One of our subsidiary companies, Accuventures Sdn Bhd is a dynamic and experienced information technology (IT) and financial technology (fintech) provider founded by a group of international industry professionals with years of knowledge and experience in the fintech and IT industry. With Credilab Sdn Bhd (a fully owned subsidiary of Accuventures Sdn Bhd), Accuventures Sdn Bhd is capable of offering its clients the easiest and fastest route to obtain instant cash loans. Credilab Sdn Bhd is currently operating a licensed money lending business in Malaysia with the approval granted by the Ministry of Housing and Local Governments. Their financial services are designed to address everyday needs of Malaysians in an innovative way by utilising cutting-edge technology to enable easy access hassle-free to money lending services.

●
Software Solutions
– We offer custom software to a wide range of clients, from small to midsize companies that are both private and public-listed companies. Our software solutions team aims to assist clients in identifying upcoming technology trends and opportunities while offering tailored software, designed to meet the specific needs of every client. Our solutions services begin with an analysis of problems followed by the designing, customizing, building, integrating, and scaling of software. With our vast network of relationships with software industry experts, we are able to help clients source for the most suitable technology that matches their business needs.

●
Upcoming SaaS
– Moving forward, we plan to offer SaaS management software for our clients to provide automated management, critical insights and intuitive data security. With our SaaS platform, clients can closely monitor the SaaS subscriptions and stay on top of key usage data across their organizations.

Market Opportunity

The consulting market is expected to observe a CAGR of 4.30% during the forecast period (2021-2026)
3
and we believe the global consulting sector is one of the biggest and most mature markets within the professional services industry. Analysis showed that the development of the consultancy industry is directly affected by the developments of the global economy. For instance, booming economic conditions translates into higher revenues and budgets, which lead to higher spending on consultants, and vice versa.

3
https://www.marketdataforecast.com/market-reports/business-management-consulting-service-market

US IPO and M&A Deal Numbers and Proceeds

The year 2021 was the most active in the past 21 years for US IPOs in terms of both proceeds raised and number of deals, with 416 IPOs raising close to US$155.8 billion in proceeds. The 2021 US IPOs benefited from strong pricing outcomes with more than 75% of issuers achieving or exceeding their targeted IPO price ranges. While these transactions generated more than 20% returns one month after pricing, the performance of these stocks declined considerably through year-end.

The COVID-19 pandemic has served as a catalyst for innovation and consumer behavioral
change in the healthcare space, where IPO activity surged in 2021. While biotechnology continues to take the lion’s share of healthcare IPOs, there was also increased interest in other areas of healthcare. Consumers became more comfortable with virtual experiences and demanded better experiences, resulting in an emergence of various tech-enabled healthcare opportunities that fueled the boom.
4

After a record-breaking 2021, the US IPO market took a sharp turn in the reverse direction in 2022. The total number of IPOs has dropped dramatically from 416 deals in 2021 to only 90 deals in 2022 and had only US$8.6 billion in proceeds, which represents a 94% decline in proceeds compared to the previous year. The US market volatility remains elevated due to persistent market and macro challenges, and investor confidence continues to fluctuate. The reset in corporate valuations has also discouraged companies from pursuing public listings
5
.

The annual volume of M&A deals in the US has fluctuated significantly in recent years. In 2021, there were 23,161 M&A deals in the US, the highest volume registered throughout years 2020 to 2022
6
, and the value of such number of deals recorded almost twice as high as in the previous year – the value of M&A Deals in 2020 was US$1,666.4 billion and it reached US$3,195.2 billion in 2021
7
. According to Statista’s survey from year 2006 to Q1 2022
8
, the United States had consistently been the home to the largest M&A deals globally during that period.

In favourable economic conditions, the value of these deals is well over US$1 trillion, and this helps companies come together in a way that makes them more efficient, taking advantage of economies of scale and scope. Some industries are more suitable for combining companies than others such as the technology sector as it particularly due to the rapid shift in digital technology in various business sectors in the past years. The outlook for M&A activity depends on how adaptable companies can be regarding changing economic conditions and new trends
9
.

Following a year of unprecedented M&A deal activity, 2022 saw the M&A market settled back into a more familiar pace. The number of M&A deals has fallen 22% from 23,161 deals in 2021 to 18,072 deals in 2022, and the value of such number of deals declined drastically from US$3,195.2 billion in 2021 to US$1,813.0 billion, representing 43.2% decrease.

The interest rate warning shot impacted financial investors and strategic buyers differently. Private equity investors, reliant on debt for financing deals, were more immediately exposed to capital constraints and costs, which particularly impacted on large deals. By comparison, corporates tend to be shielded from the near-term effects of interbank interest rate changes. Inflation, interest rates, capital availability, industrial policy, national security, geopolitical tension, and supply chain uncertainty resulted dealmakers, in 2022, facing new levels of volatility everywhere they looked as well as risks from variables that previously were not a focus in many deal models
10
.

4
https://assets.ey.com/content/dam/ey-sites/ey-com/en_gl/topics/ipo/ey-2021-global-ipo-trends-report-v2.pdf
5
https://assets.ey.com/content/dam/ey-sites/ey-com/en_gl/topics/ipo/ey-global-ipo-trends-2022-v1.pdf
6
https://www.statista.com/statistics/245977/number-of-munda-deals-in-the-united-states/
7
https://www.statista.com/statistics/246786/m-and-a-deal-value-in-the-united-states-per-month/
8
https://www.statista.com/statistics/420990/value-of-merger-and-acquisition-deals-usa/
9
https://www.statista.com/topics/5554/mergers-and-acquisitions-in-the-united-states/#topicHeader__wrapper
10
https://www.bain.com/insights/looking-back-at-2022-m-and-a-report-2023/#:~:text=2022%20overall%20strategic%20deal%20value,EBITDA%20(see%20Figure%204)

IPO, M&A Private Equity/Venture Capital Deal Numbers and Proceeds in Malaysia

The world spiraled into chaos in 2020, partly due to the disruptions brought to our daily lives by the pandemic that has affected many aspects of society’s normalcy, including both the economy and the capital markets. Although there was greater volatility in the capital markets, nevertheless, the markets managed to quickly regain their footing even when the pandemic continued to rage unabated.

The global IPO markets seemed to buck the trend and had shone with resilience and, unsurprisingly, Malaysia did pick up the pace amidst the pandemic in 2020 and continued to resonate well into 2021. In 2021, there were 29 companies that successfully went public in Malaysia, up from 19 companies in 2020
1
. In terms of proceeds raised by IPOs, US$337 million was raised in 2021, a 31.2% decrease from the US$490 million in 2020. The Securities Commission (SC) Malaysia reported that 2020 registered an increase in retail participation on Bursa Malaysia that helped to create a healthy and vibrant marketplace – also marking net buying in the local equity market by retail investors surpassing the net buying by local institutional investors. From the perspective of retail investors, the pandemic seems to steer the ordinary investors’ money-at-hand to the equity market and IPOs emerged as the new trend that piqued their interest
11
.

2022 saw Malaysia’s number of IPOs going back to pre-COVID levels, driven by cornerstone investors coupled with an abundance of uninvested capital. Besides, with the rising vaccination rates in the country, there is a growing number of companies with good fundamentals looking to increase their presence and capacity to tap on the capital markets. Malaysia’s IPO market has remained vibrant with 35 new listings in 2022, an increase of 21% from prior year and these IPOs raised a total of US$801 million, representing an increase of 138% from prior year
12
.

Malaysia recorded a total of 384 M&A deals in 2021, valued at US$21.1 billion – rocketing 51% and 299% increase in the number of deals and transaction value respectively. Telecommunications tops the sector ranking in 2021 with a total deal value of US$ 12.4 billion due to the planned merger deal involving Celcom Axiata and DiGi.com.

Similar to the M&A deals, technology sector remains a key growth theme in PE/VC investments. Malaysia had 36 PE/VC investments in 2021, valued at approximately US$1.1 billion. While its neighbour Singapore recorded the most PE/VC deals in the region with 303 deals in 2021 with US$16.5 billion investment value
13
.

11
https://www.crowe.com/my/news/revived-ipo-interest-in-malaysia
12
https://www2.deloitte.com/content/dam/Deloitte/vn/Documents/audit/vn-aud-dea-ipo-capital-market-report-2022-en.pdf
13
https://www.kroll.com/-/media/assets/pdfs/publications/valuation/transaction-trail-annual-report-2021.pdf

Total Addressable Market Growth – Malaysia IT Consulting Market

The IT consulting market in Malaysia grew from US$ 1.02 billion in 2020 to US$ 1.21 billion in 2021 or by 18.6%. During the COVID-19 pandemic, organisations relied on technology to sustain business operations through remote access, automated reporting, electronic data exchange, and real-time factory controls leading to the growth in IT consulting market in Malaysia amidst the global COVID-19 pandemic landscape. Industry growth in 2021 was also driven by increasing demand for IT system integration services given an increased penetration rate for IT systems used in enterprises and favourable government initiatives aimed at boosting the country’s digital economy; and an increasing demand for IT consultancy services as well as system operations, maintenance and support services due to the rising number of end-users and growing complexity of enterprise IT systems. With these factors expected to continue to have an influence in the years ahead, the IT consulting market in Malaysia is expected to grow from US$ 1.21 billion in 2021 to US$ 1.55 billion in 2025 at a CAGR of 6.3%
13
.

Business Model and Strategy

We strive to be a market maker, architect and builder of innovation and strategies. We aim to create new markets, design new business models, and deliver business and technology solutions that provide value to our clients. The factors that we believe drive demand for our business offerings include:

●	Financial Markets

Increasingly complex regulations and legislation, greater scrutiny of corporate governance, and more stringent and complex reporting requirements drive the demand for our business offerings. The need to understand and address the impact of regulation and legislation, as well as the increasing costs of doing business, have prompted companies to engage third-party consultants to improve risk assessment and management models.

●	Operational Challenges and Opportunities

While evaluating and re-evaluating strategies and risk management to either dodge or hit curveballs, businesses also need to be agile in capitalizing on opportunities in crisis, competition, new regulations, innovations, emerging businesses and new technologies. Third-party consultants are often engaged to recognize, understand and evaluate challenges and opportunities, and effect change. This business need drives the demand for independent expertise in the development of business acumen. These factors drive the demand for our services.

●	Developing Markets

Companies in the developing world, multinational companies and SMEs can benefit from our experts’ advice on ways to increase access to more opportunities, capital and business markets whilst complying with domestic and international regulations. Restructuring, M&A transactions and conducting due diligence also drive the demand for our services.

●	Digital Transformation

The advancement of technology coupled with remote working since the outbreak of the pandemic has accelerated companies’ digital transformation and reliance on digital technologies to create new or modify existing business processes, culture, and customer experiences to meet changing business and market requirements. Such transformation is in line with and drives demand for the technology consultancy services we offer. Aside from that, the shift to digital space and technology also supports the surge in the fintech landscape which drives demand in our technology consultancy services.

13
https://www.imarcgroup.com/venture-capital-investment-market

Our Business Strategy

Our client relationships are built on quality services, our reputation, and the reputation of our consultants. We aim to build stronger recognition by providing diverse complementary services to meet our clients’ needs and offering satisfactory services. The following are key elements of our business strategy:

●	Leveraging Our Practitioners, Businesses, Extensive Geographic Diversification and Relationships

We work hard to maintain and strengthen our core practices and competencies. We believe our recognized expertise, client relationships, reputation, successful track record, and geographic diversity, are the key factors in why our clients engage with us.

●	Delivering Value to Our Clients

Our strategy is to work closely with our clients’ management to understand their business objectives in order to develop and implement solutions that optimise financial performance and enhance productivity. Our business processes for the effective execution of our consultancy services are as follows:

❖
Understand clients’ objectives and prioritise issues: Upon a full comprehension of the business objectives of our clients, we subsequently narrow down and pinpoint the issues to ultimately come up with a list of issues to overcome, with the priority given to the more critical matters.

❖
Proposal and fee structure: Upon identifying the business requirements, we then generate pitch books or business proposals which includes amongst others the brief equity story, business overview, market and financial analysis to present the big picture and also the expected timeline and procedures. Thereafter, we shall propose the terms of our consultancy services engagements and fee structure to be agreed upon.

❖
Execution of our services and delivering results: According to the clients’ business capabilities, requirements and objectives, we leverage our deep expertise to assist clients in creating values by providing profitable ideas, customising bold strategic options, offering sector intelligence, and equipping clients with cost-saving solutions for lasting-growth and in order to meet our clients’ needs and satisfaction.

●	Creating Asset-based Solutions to Drive Superior Results

We strive to deliver prompt solutions that add value to our clients’ businesses. With assets, such as software and business architectures and process methodologies, we are able to quickly implement market-ready solutions for our clients.

●	Attracting and Retaining Highly Qualified Professionals

Our professionals play a pivotal role in delivering our services to clients and generating new businesses. To attract and retain highly qualified professionals, we offer significant compensation opportunities, along with a competitive benefits package and the chance to work on challenging engagements with other highly skilled peers.

With our experienced team of professionals, proven strategies and methodologies, and our strong network, we help organizations anticipate and realize
value from opportunities presented by “waves” of business and technology trends.

●	Capitalizing on Our Strengths in Emerging Areas

We continue to leverage our domain expertise and broad capabilities to help our clients with strategic planning and to identify issues that might arise, to be well-prepared before a crisis.

●	Acquisitions

We are selective when it comes to making strategic and opportunistic acquisitions. We do so in a way that fosters organic growth, expands our geographic presence and complements our segments, practices, services and industry focuses. Our business processes in selecting target companies are as follows:

❖	Targets Sourcing: We actively search for entrepreneurial firms with high growth potential to unlock acquisition opportunities.

❖
Decision Making: We evaluate, examine and engage in due diligence of a prospective portfolio company, including but not limited to product or services viability, market potential and integrity as well as capability of the management. We then communicate closely with the parties involved to arrive at an agreed value for the acquisition.

❖
Develop Business & Provide Value Adding Services: We provide complementary value-added services including access to our consultancy expertise, knowledge, investor relations, boardroom strategy, business connections and even IPO consultancy whenever the targeted company is set to go public.

Revenue Model

Our revenue is driven in part by our ability to offer market-leading service offerings to add value to clients. We derive our revenues substantially from our business and technology consultancy service offerings and solutions that we deliver to our clients. Each contract has different terms based on the scope, deliverables, timing and complexity of the engagement.

The following table presents our revenue for fiscal years ended December 31, 2022, 2021, and 2020.

	Revenue Fiscal Year Ended December 31
	2022		2021	2020
	MYR	USD	MYR	MYR
Business Strategy Consultancy	17,681,457	4,016,231	27,308,368	3,648,406
Technology Development, Solutions and Consultancy	17,505,200	3,976,196	19,425,038	-
Others	383,225	87,047	741,636	-
Total	35,569,882	8,079,474	47,475,042	3,648,406

Depending on the terms of the service engagement contract, our revenues are derived from a few principal types of billing arrangements as explained below:

Business Consultancy

●	Retainer Engagements

In our retainer based engagements, the client is billed according to the predetermined fees and billing period. The retainer fee is determined based on amongst others, the value, complexity and scale of the engagement. Throughout the period of the retainer engagement, we provide clients with holistic business or technology consulting services. It is the client’s expectation in these engagements that the pre-established fee will not be exceeded except in mutually agreed upon circumstances.

●	Performance-based Fees

In performance-based billing arrangements, we agree to a pre-established fee in exchange for a predetermined set of professional services. Generally, the client agrees to pay a fixed fee over the specified services engaged. We set the fees based on our estimates of the complexity, scale, costs and the time it would take to complete the engagements.

●	Success Fees

Similar to performance-based fees, success fees engagements generally tie fees to the attainment of contractually defined objectives or upon the closing of a project. We agree to a pre-established fee in exchange for a predetermined milestone. Success fee revenues may cause variations in our revenues and operating results due to the timing of achieving the criteria. Generally, success fee is either attained in the form of cash or shares in our clients’ companies. The latter opens the door for our clients and us to capitalize on forward-looking opportunities, to grow and to thrive together.

Technology Consultancy

Software is key to business efficiency as the right software solutions make a world of difference in the day-to-day business operations. Our aim is to optimise businesses’ operations with the right, cost-effective software solutions that improve business efficiency and productivity while reducing operating costs and saving time.

●	Consulting Fees

Clients are billed according to a predetermined consulting fee for a period of engagement. The consulting fee is determined based on amongst others the value, complexity, applicable programme, required IT professionals and skills, and the scale of the engagement. Throughout the engagement, we provide clients holistic technology consulting services. The right software solutions add value to business practices, and we achieve that by identifying and understanding the kinds of software most suited to the size, needs, and requirements of the client’s business and industry.

●	Development Fees

In our Technology segment, certain clients are billed based on the proprietary software developed in accordance with the requirements of the clients. We provide bespoke and customized programmes, software, and website development tailored to the needs of the clients’ business in facilitating the adoption and integration of technology to boost their business performance.

●	White Label Technology Fees

Our revenue under the technology segment also stems from providing white label technology whereby we purchase ready-made licensed software products and thereafter execute our rebranding and develop white label software that meets our clients’ needs. Apart from that, according to our clients’ requirements, we
~~also~~
provide customization services on ready-made software.

●	Software as a Service (SaaS)

Moving forward, we have plans to expand our revenue model by adding SaaS via the development of a software licensing and delivery model in which software is licensed on a subscription basis and is centrally hosted.

Our Competitive Strengths

As a firm that provides business and technology consulting services, we are well positioned for continued growth in a marketplace characterised by an increasing pace of technological change and complex business challenges. We strive to create value for clients by leveraging our network of business connections, industry knowledge and expertise, and insights into emerging technologies. With this comprehensive approach, we can propel our clients’ businesses forward by improving different aspects of their businesses starting from day-to-day operations. We also advise clients on how to identify new opportunities, increase revenues in existing markets, and deliver their products and services more effectively and efficiently to ultimately reach their targeted goals. We believe that our approach, together with the following competitive strengths, distinguish us from the competition.

●	Experienced and Highly Qualified Consultants

We believe the principal reason clients choose a particular consulting firm is the experience of the firm’s professionals. As of 2022, our executive chairman has an accumulated experience of 18 years in a wide array of business operations and consulting services while our consultants have a combined wealth of knowledge and experience in accounting, finance, legal, business management and operations. In addition, our highly credentialed consultants include certified public accountants and qualified legal professionals.

●	Complimentary Service Offerings and Integrated Approach.

The problems faced by organizations often involve broad but interrelated operational and financial issues that require creative solutions drawn from various areas of expertise. We offer a broad array of business, investor relations and technology consulting services. Our integrated approach enables us to provide solutions tailored to specific client needs. For example, in the listing exercises, we deploy a team to review our client’s business and financial performance before suggesting customised strategies based on our team’s analysis. In addition, our range of service offerings reduces our dependence on any one service offering or industry, providing a stimulating work environment for our consultants.

●	Distinctive Culture

We believe we have been successful in attracting and retaining top talent because of our distinctive culture of combining the energy and the flexibility of a high-growth company with the professionalism of major professional services firms. To preserve our distinctive culture, our executive chairman or chief operating officer personally interviewed each candidate prior to making an offer of employment. We believe our performance-based compensation program, which both recognizes individual performance and reinforces teamwork, also contributes to our recruiting and retention success. In our view, these elements come together to create an environment in which talented, self-directed professionals want to build a long-term career.

●	In-depth Industry Expertise

We have developed specialized expertise and have an abundance of experience in the consulting and technology industry. Our industry focus enables our professionals to provide services with a thorough understanding of industry evolution, business issues and adopt applicable technologies or custom business approaches, and ultimately to deliver solutions tailored to each client’s industry.

●	History of Staying Ahead of Industry Trends

To better serve our clients, we have continually reinvented ourselves by taking advantage of shifting managerial and technological trends. We initially started mainly as an Initial Public Offering (IPO) and business consultancy service provider and have expanded to provide technology consultancy and investor relations management to suit the current market trend. We are continually adapting our service offerings to reflect emerging market trends. We do not anticipate any significant changes in our service offerings soon.

●	Enduring Relationships with Malaysian Government and the Country’s Leading Corporations

We work with many of Malaysia’s largest and most successful organizations, including the top companies in most of the sectors, as well as the Malaysian government. We serve more than 40 of the country’s publicly listed companies where our directors and senior management are responsible for both winning client engagements and delivering service to clients, ensuring continuity between what we promise our clients and what we deliver. We believe that our commitment to client satisfaction strengthens and extends our relationships.

Our Growth Strategy

Our goal is to expand our lead by continuing to anticipate our clients’ needs and provide a range of high-quality consulting services to meet those needs. We believe our approach to business provides us the fundamental advantage in executing our strategic plans while our affiliates, alliances and portfolio companies provide us with insights into and access to emerging business models, products, and technologies, enhancing the ability of our market units and service lines to deliver value to clients.

Amongst the factors that would drive our company’s growth particularly in our Business Consultancy segment is attributed to the economic growth in China and Southeast Asia especially the SMEs and the growth of US and Malaysian capital markets. Even though the pandemic has caused disruption and hardships on businesses, opportunities for growth are opening.

As for our Technology Consultancy pillar, despite the challenges and the economic downturn following the global health crisis, on the other end of the spectrum, the crisis has accelerated and given new force to pre-existing trends, including, notably, digitization, opening doors for digitalization across all industries.

Generally, the key elements of our growth strategy are as follows:

●	Enhance Our Operational Efficiency

As the expert in operational efficiency, we provide value to our clients as well as our shareholders by maintaining our organization as a cost-effective, technology-enabled company with strong financial discipline.

●	Leverage Our Reputation for High Quality Consulting Services

We believe we can continue to successfully leverage our reputation, experience and client base to obtain new engagements from both existing and new clients.

●	Attract and Retain Highly Qualified Professionals

Our professionals are crucial in delivering quality services to clients and generating new businesses. We are therefore committed to retaining our existing professionals and will continue to actively recruit additional professionals.

●	Expanding the Range of Our Services

We continue to expand our services to meet our clients’ needs for expert services in our business and technology consultancy services. For our technology consultancy arm, we aim to develop proprietary in-house technology solutions and systems. Via our subsidiary in the fintech sector, we look to offer revolutionary and creative solutions to the fintech landscape. By expanding the range of our capabilities to complement our existing service offerings, we will also further strengthen our position in the market.

●	Exploring new opportunities in unconventional markets

We have ventured into the unconventional education market of law enforcement education in Malaysia which we are confident will present potential growth.

●	Strengthening our digital marketing capabilities to drive lead generation and increase revenues

This era of digitalization that we live in is akin to a world without boundaries. Knowing our potential client and getting connected with our targeted clients will be further facilitated by our focus in online digital marketing. Having an effective utilisation of algorithms also helps us to determine the appropriate media and can vastly improve our potential reach and facilitate new client engagement across the globe. We plan to deploy these strategies to market our brand:

●
Brand Image
: Our marketing efforts focus on building the image of our extensive expertise and knowledge of our professionals. We intend to conduct marketing campaigns to increase media visibility and to engage our audience with newsletters and industry insights.

●
Social Media
: We plan to leverage our official website and social media account as well as LinkedIn to kick start our social media campaign which will be targeted towards big corporations and small to medium enterprises around the world.

●
Online Search Engine Optimization (SEO)
: SEO plays a pivotal role in our digital marketing campaign as it serves as our supporting strategy, enhancing our online presence campaign. We aim engage SEO expert team to assist in the promotional campaign, to use advertising and keyword tagging strategy to drive traffic to our social media accounts and our website.

Implications of Being an Emerging Growth Company, a Foreign Private Issuer

and a Controlled Company

Emerging Growth Company

As a company with less than $1.235 billion in revenue during our last completed fiscal year, we qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise generally applicable to public companies. As an emerging growth company, we:

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act;
●
are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements, and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

●
are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;
●	may present only two years of audited financial statements; and
●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Certain of these reduced reporting requirements and exemptions were already available to us due to the fact that we also qualify as a “smaller reporting company” under SEC rules. For instance, smaller reporting companies are not required to obtain an auditor attestation and report regarding internal control over financial reporting, are not required to provide a compensation discussion and analysis, are not required to provide a pay-for-performance graph or CEO pay ratio disclosure and may present only two years of audited financial statements and related MD&A disclosure.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act, or such earlier time that we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.235 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period. Further, under current SEC rules, we will continue to qualify as a “smaller reporting company” for so long as we have a public float (i.e., the market value of common equity held by non-affiliates) of less than $250 million as of the last business day of our most recently completed second fiscal quarter.

Foreign Private Issuer Status

We are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4I under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example:

●
we are not required to and, in reliance on home country practice, we do not intend to, comply with certain Nasdaq rules regarding shareholder approval for certain issuances of securities under Nasdaq Rule 5635. In accordance with the provisions of our amended and restated memorandum and articles of association, our board of directors is authorized to issue securities, including ordinary shares, preferred shares, warrants and convertible notes without shareholder approval;

●	we are not required to provide certain Exchange Act reports, or as frequently, as a domestic public company;
●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;
●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;
●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;
●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and
●
our insiders are not required to comply with Section 16 of the Exchange Act requiring such individuals and entities to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Controlled Company Status

Our founding shareholder, Mr. Hoo Voon Him owns 52.9% of the voting power of issued share capital. As a result, we will be a “controlled company” under the Nasdaq Capital Market’s governance standards, defined as a company of which more than 50% of the voting power is held by an individual, group or another company. As a “controlled company,” we are permitted to rely on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.
See “
Risk Factors—Risks Related to Ownership of the Ordinary Shares,
” for more information.

Employees

As of
May 10
, 2023, we have a total of 53 full-time employees. Our employees are based in Malaysia.

Property and Facilities

We lease and maintain our offices at located at 1 Scotts Road, #24-10, Shaw Centre, Singapore, 228208 and B03-C-08 & B03-C-10, Menara 3 KL Eco City, No.3, Jalan Bangsar, 59200 Wilayah Persekutuan Kuala Lumpur, Malaysia.

We believe that the offices that we currently lease are adequate to meet our needs for the immediate future.

C.
Organizational Structure

See “—A. History and Development of the Company.”

D. Property, Plants and Equipment

See “—B. Business Overview—Facilities.”

Item 4A. UNRESOLVED STAFF COMMENTS

None
.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This annual report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.
Operating Results

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2022 and 2021

The following table summarizes our results of operations for the fiscal years ended December 31, 2022 and 2021, respectively, and provides information regarding the MYR and percentage increase or (decrease) during such periods.

	2022			2021		Variances
	Amount	Amount	% of total revenue	Amount	% of total revenue	Amount	%
	MYR	USD		MYR		MYR
Revenue	34,265,404	7,783,170	96.33%	37,871,829	79.77%	(3,606,425)	(9.52)
Revenue – related party	1,304,478	296,304	3.67%	9,603,213	20.23%	(8,298,735)	(86.42)
Total revenue	35,569,882	8,079,474	100.00%	47,475,042	100.00%	(11,905,160)	(25.08)

Other income	1,732,343	393,491	4.87%	278,855	0.59%	1,453,488	521.23

Cost of services	(7,655,889)	(1,738,987)	21.52%	(10,300,051)	21.70%	2,644,162	(25.67)

Depreciation	(467,616)	(106,216)	1.31%	(55,232)	0.12%	(412,384)	746.64

Directors’ fees	(193,000)	(43,839)	0.54%	(656,000)	1.38%	463,000	(70.58)

Employee benefits expenses	(10,395,252)	(2,361,216)	29.22%	(4,198,908)	8.84%	(6,196,344)	147.57

Impairment allowance on trade receivables	(342,427)	(77,780)	0.96%	(1,415,211)	2.98%	1,072,784	(75.80)

Rental expenses	(257,243)	(58,431)	0.72%	(237,205)	0.50%	(20,038)	8.45

Legal and professional fees	(181,228)	(41,165)	0.51%	(728,716)	1.53%	547,488	(75.13)

Finance cost	(51,104)	(11,608)	0.14%	(106,473)	0.22%	55,369	(52.00)

Other operating expenses	(4,034,471)	(916,405)	11.34%	(2,997,803)	6.31%	(1,036,668)	34.58

Profit before income tax	13,723,995	3,117,318	38.58%	27,058,298	56.99%	(13,334,303)	(49.28)

Income tax expenses	6,590,981	1,497,100	18.53%	(7,120,480)	15.00%	13,711,461	(192.56)

Profit for the year	20,314,976	4,614,418	57.11%	19,937,818	42.00%	377,158	1.89

Revenue

Our total revenue decreased by MYR11,905,160 ($3,291,794), or approximately 25.08%, from MYR47,475,042 ($11,371,268) for the fiscal year ended December 31, 2021 to MYR35,569,882 ($8,079,474) for the fiscal year ended December 31, 2022. The decrease in our revenue was primarily due to decreases in the revenue from business strategy consultancy services and technology development, solutions and consultancy services.

Our different revenue sources for fiscal years 2022 and 2021 were as follows:

		For the fiscal years ended December 31
		2022		2021		Change
	Amount	Amount	%	Amount	%	Amount	%
	MYR	USD		MYR		MYR
Revenue by service types:
Revenue from business strategy consultancy	17,681,457	4,016,231	49.71%	27,308,368	57.52%	(9,626,911)	(35.25)%
Revenue from technology development, solutions and consultancy	17,505,200	3,976,196	49.21%	19,425,038	40.92%	(1,919,838)	(9.88)%
Others	383,225	87,047	1.08%	741,636	1.56%	(358,411)	(48.33)%
Total operating revenue	35,569,882	8,079,474	100.00%	47,475,042	100.00%	(11,905,160)	(25.08)%

Revenue from Business Strategy Consultancy Services

Our revenue from business strategy consultancy services decreased significantly by MYR9,626,911 ($2,524,695), or approximately 35.25%, from MYR27,308,368 ($6,540,926) in the fiscal year ended December 31,
2021
to MYR17,681,457 ($4,016,231) in the fiscal year ended December 31, 2022. The significant decrease was due to the focus on our own Group’s IPO and most of the new deals were closed in the 4 th
quarter of 2022, therefore most of the revenue of those new engagements would be recognised in 2023 instead of 2022.

Revenue from Technology Development, Solutions, and Consultancy Services

Our technology development, solutions and consultancy service revenue decreased by approximately 9.88% from MYR19,425,038 ($4,652,704) for the fiscal year ended December 31, 2021 to MYR17,505,200 ($3,976,196) for the fiscal year ended December 31, 2022. Technology development, solutions and consultancy service revenue decreased primarily due to less external IT projects engaged by the Group. Some of our resources have been used up to support Group’s internal IT requirements.

Revenue from Other Services

Other services consist of fintech and marketing related services. During the fiscal year ended December 31, 2022 and 2021, revenue from other services was MYR383,225 ($87,047) and MYR741,636 ($177,637) respectively. It has decreased by 48.33% or MYR358,411 ($90,590) due to our restructuring of our fintech business model. We expect to launch a brand new fintech business model in 2023 which is expected to generate higher returns as compared to the previous fintech business model.

Other Income

Our sources for other income for fiscal years 2022 and 2021 were as follows:

	For the fiscal years ended December 31
	2022			2021		Change
	Amount	Amount	%	Amount	%	Amount	%
	MYR	USD		MYR		MYR
Other income:
Interest income	49	11	0.00	1,571	0.56	(1,522)	(96.88)
Wage Subsidy	29,900	6,792	1.73	149,500	53.61	(119,600)	(80.00)
Gain on disposal of investment	1,542,200	350,301	89.02	-	0.00	1,542,200	100.00
Gain on disposal of property, plant and equipment	6,501	1,477	0.38	-	0.00	6,501	100.00
Reimbursement income for expenses incurred	153,693	34,910	8.87	127,784	45.83	25,909	20.28
Total	1,732,343	393,491	100.00	278,855	100.00	1,453,488	521.23

Other income was MYR1,732,343 ($393,491) and MYR278,855 ($66,792) in fiscal year ended December 31, 2022 and 2021 respectively. The Wage Subsidy Program (“
WSP
”) is a financial assistance introduced in Malaysia paid to employers of every enterprise, for each worker earning RM4,000 and below and for a period of six months only. The purpose of the WSP is to help employers affected by COVID-19 pandemic to be able to continue the companies’ operations and prevent employees from losing their jobs and source of income.

Reimbursement income for expenses incurred in the year ended 2021 and 2022 relates to the monthly out-of-pocket expenses charged by Imej Jiwa Communications Sdn Bhd to their clients for the investor relation services.

The gain on disposal of investment is relating to the disposal of our 3% interest in DFA Robotics for $650,635.47, which represented a $350,635
.47
on the sale.

Operating Costs

The following table sets forth the breakdown of our operating costs for the fiscal years ended December 31, 2022 and 2021:

	For the fiscal years ended December 31,
	2022			2021		Variances
	Amount	Amount	%	Amount	%	Amount	%
	MYR	USD		MYR		MYR
Consultant fee	1,884,806	428,122	8.00%	9,982,074	48.23%	(8,097,268)	(81.12)%
IT expenses	5,724,360	1,300,253	24.28%	204,903	0.99%	5,519,457	2693.69%
Secondment of staff expenses	-	-	0.00%	-	0.00%	-	0.00%
Subscription fee	14,125	3,208	0.06%	94,141	0.45%	(80,016)	(85.00)%
Other cost of services	32,598	7,404	0.14%	18,933	0.09%	13,665	72.18%
Depreciation	467,616	106,216	1.98%	55,232	0.27%	412,384	746.64%
Directors’ fee	193,000	43,839	0.82%	656,000	3.17%	(463,000)	(70.58)%
Employee benefits expenses	10,395,252	2,361,216	44.09%	4,198,908	20.29%	6,196,344	147.57%
Impairment allowance on trade receivables	342,427	77,780	1.45%	1,415,211	6.84%	(1,072,784)	(75.80)%
Rental expenses	257,243	58,431	1.09%	237,205	1.15%	20,038	8.45%
Legal and professional fees	181,228	41,165	0.77%	728,716	3.52%	(547,488)	(75.13)%
Finance cost	51,104	11,608	0.21%	106,473	0.51%	(55,369)	(52.00)%
Other operating expenses	4,034,471	916,405	17.11%	2,997,803	14.49%	1,036,668	34.58%
Total operating costs	23,578,230	5,355,647	100.00%	20,695,599	100.00%	2,882,631	13.93%

Our operating costs as a percentage to our total revenue increased from 43.59% in the fiscal year 2021 to 66.29% in the fiscal year 2022. The operating costs increased significantly by MYR2,882,631 ($398,617), or approximately 13.93%, from MYR20,695,599 ($4,957,030) in fiscal year 2021 to MYR23,578,230 ($5,355,647) in fiscal year 2022. The increase was due to the following major reasons:

(1)
For the fiscal year 2022, the employee benefits expenses were MYR10,395,252 ($2,361,216), an increase of MYR6,196,344 ($1,355,490) compared with MYR4,198,908 ($1,005,726) in fiscal year 2021. Such an increase was mainly attributable to the expansion of our business. Instead of relying on external resources, the Group had recruited more professional talents across different industries to support the Group’s growing businesses.

(2)
The consultant fee refers to the Company’s costs incurred from assisting its clients, in engaging all the relevant professionals required during the listing process, including but not limited to legal counsel, auditors, finance consultants, the US Capital markets consultant, which such Consultant fee payment shall be included and be treated as part of our consultation services for its clients during the IPO’s process. Consultant fee were MYR1,884,806 ($428,122) in fiscal year 2022, a decrease of MYR8,097,268 ($1,962,794) when compared with MYR9,982,074 ($2,390,916) in fiscal year 2021, primarily due to more functions were now performed in-house. This is consistent with the increase in our employee benefits expenses in fiscal year 2022.

(3)
IT expenses increased by MYR5,519,457 ($1,251,174) from MYR204,903 ($49,079) in fiscal year 2021 to MYR5,724,360 ($1,300,253) in fiscal year 2022 as a result of outsourcing some of the IT projects to external parties.

(4)
Subscription fee decreased by MYR80,016 ($19,341) from MYR94,141 ($22,549) in fiscal year 2021 to MYR14,125 ($3,208) in fiscal year 2022 due to cancellation of some of the subscription services which were no longer relevant to our businesses.

(5)	Other cost of services increased slightly by MYR13,665 ($2,869) from MYR18,933 ($4,535) in fiscal year 2021 to MYR32,598 ($7,404) in fiscal year 2022.

(6)
For the fiscal year 2022, depreciation was MYR467,616 ($106,216), an increase of MYR412,384 ($92,987
) compared with MYR55,232 ($13,229) in fiscal year 2021, primarily due to additional fixed assets acquired during the year, such as renovation of our new leased offices, furniture and fittings as well as office equipment.

(7)
Directors’ fee decreased from MYR656,000 ($157,126) in fiscal year 2021 to MYR193,000 ($43,839) in fiscal year 2022, with a decrease of MYR463,000 ($113,287) or approximately 70.58% due to one of our subsidiary stop paying director fee to its director in year 2022..

(8)
Impairment allowance on trade receivables decreased significantly by MYR1,072,784 ($261,193) or approximately 75.80%, from MYR1,415,211 ($338,973) in fiscal year 2021 to MYR342,427 ($77,780) in fiscal year 2022 as we do not foresee any other irrecoverable receivables other than those we have already provided so far.

(9)
Rental expenses increased by MYR20,038 ($1,615), from MYR237,205 ($56,816) in fiscal year 2021 to MYR257,243 ($58,431) in fiscal year 2022. This is because we have moved to a bigger office since August 2022 to accommodate the increase in the number of employees.

(10)
Legal and professional fees were MYR181,228 ($41,165) in fiscal year 2022, a decrease of MYR547,488 ($133,378) when compared with MYR728,716 ($174,543) in fiscal year 2021, primarily due to having in-house legal team rather than reliance on external legal services.

(11)
Finance cost decreased by MYR55,369 ($13,895) from MYR106,473 ($25,503) in fiscal year 2021 to MYR51,104 ($11,608) in fiscal year 2022, primarily due to decrease in the interest rate and the principal of the term loan.

(12)
Other operating expenses included marketing expenses, office expenses, travelling expenses and etc. Other operating expenses increased by MYR1,036,668 ($198,368) from MYR2,997,803 ($718,037) in fiscal year 2021 to MYR4,034,471 ($916,405) in fiscal year 2022, mainly due to (i) increased in marketing expenses by MYR770,358 ($170,775) to reach out to more customers and create brand awareness, (ii) increased office expenses by MYR577,193 ($128,664), bigger offices require higher maintenance and cleaning.

We expect our overall operating costs, including marketing expenses, salaries, professional and business consulting expenses, to continue to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations.

Provision for Income Taxes

Our provision for income taxes was MYR917,273 ($208,353) in fiscal year ended December 31, 2022, primarily due to the overprovision of income tax of MYR7,508,254 ($1,705,453) in fiscal year 2021. For the subsidiaries that are incorporated in Malaysia, they are governed by the income tax laws of Malaysia. The income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations, and practices. Under the Income Tax Act of Malaysia, enterprises incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate, while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis. The tax rate for small and medium sized companies (generally companies incorporated in Malaysia with paid-in capital of MYR2,500,000 or less, and gross income of not more than MYR50 million) is 17% for the first MYR600,000 (or approximately $150,000) taxable income for the fiscal years ended December 31, 2022 and 2021, with the remaining balance being taxed at the 24% rate.

Net Income

As a result of the foregoing, we reported net income of MYR20,314,976 ($4,614,418) for the fiscal year ended December 31, 2022, representing an increase of MYR377,158 ($161,107) from a net income of MYR19,937,818 ($4,775,525) for the fiscal year ended December 31, 2021.

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2021 and 2020

The following table summarizes the results of our operations during the fiscal years ended December 31, 2021 and 2020, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the fiscal years ended December 31,
	2021		2020		Variances
	Amount	% of total revenue	Amount	% of total revenue	Amount	%
	MYR		MYR		MYR
Revenue	37,871,829	79.77%	3,648,406	100.00%	34,223,423	938.04%
Revenue – related party	9,603,213	20.23%	-	0.00	9,603,213	100.00%
Total revenue	47,475,042	100.00%	3,648,406	100.00%	43,826,636	1201.25%

Other income	278,855	0.59%	402,250	11.03%	(123,395)	(30.68	) %

Cost of services	(10,300,051)	21.70%	(416,179)	11.41%	9,883,872	2374.91%

Depreciation	(55,232)	0.12%	-	0.00	55,232	100.00%

Directors’ fees	(656,000)	1.38%	-	0.00	656,000	100.00%

Employee benefits expenses	(4,198,908)	8.84%	-	0.00	4,198,908	100.00%

Impairment allowance on trade receivables	(1,415,211)	2.98%	-	0.00	1,415,211	100.00%

Rental expenses	(237,205)	0.50%	-	0.00	237,205	100.00%

Legal and professional fees	(728,716)	1.53%	(3,377)	0.09%	725,339	21478.80%

Finance cost	(106,473)	0.22%	-	0.00	106,473	100.00%

Other operating expenses	(2,997,803)	6.31%	(29,128)	0.80%	2,968,675	10191.83%

Profit before income tax	27,058,298	56.99%	3,601,972	98.73%	23,456,326	651.21%

Income tax expenses	(7,120,480)	15.00%	(872,882)	23.93%	6,247,598	715.74%

Profit for the year	19,937,818	42.00%	2,729,090	74.80%	17,208,728	630.57%

Our total revenue increased by MYR43,826,636 ($10,464,268), or approximately 1,201.25%, from MYR3,648,406 ($907,000) in the fiscal year ended December 31, 2020 to MYR47,475,042 ($11,371,268) for the fiscal year ended December 31, 2021. The increase in our revenue was primarily due to increases in the revenue from business strategy consultancy services, technology development, solutions and consultancy services and other services.

Our different revenue sources for fiscal years 2021 and 2020 were as follows:

	For the fiscal years ended December 31
	2021		2020		Change
	Amount	%	Amount	%	Amount	%
	MYR		MYR		MYR
Revenue by service types:
Revenue from business strategy consultancy	27,308,368	57.52%	3,648,406	100.00%	23,659,962	648.50%
Revenue from technology development, solutions and consultancy	19,425,038	40.92%	-	0.00%	19,425,038	100.00%
Revenue from others	741,636	1.56%	-	0.00%	741,636	100.00%
Total operating revenue	47,475,042	100.00%	3,648,406	100.00%	43,826,636	1201.25%

Revenue from Business Strategy Consultancy Services

Our revenue from business strategy consultancy services increased significantly by MYR23,659,962 ($5,633,926), or approximately 648.50%, from MYR3,648,406 ($907,000) in the fiscal year ended December 31, 2020 to MYR27,308,368 ($6,540,926) in the fiscal year ended December 31, 2021. The significant increase was due to expansion of our businesses.

In addition to our main revenue generator – business strategy consultancy, we also offered technology consultancy to our existing and new clients.

Revenue from Technology Development, Solutions and Consultancy Services

In the fiscal year ended December 31, 2021, we have added a new segment to our businesses - technology development, solutions and consultancy services, and it has contributed a revenue of MYR19,425,038 ($4,652,704).

Revenue from Other Services

We started to provide other services such as fintech and marketing related services in year 2021. During the fiscal year 2021, our revenue of MYR741,636 ($177,638) was reported from other services.

Other Income

Our sources for other income for fiscal years 2021 and 2020 were as follows:

	For the fiscal years ended December 31
	2021		2020		Change
	Amount	%	Amount	%	Amount	%
	MYR		MYR		MYR
Other income:
Interest income	1,571	0.56	-	0.00	1,571	100.00
Wage Subsidy	149,500	53.61	-	0.00	149,500	100.00
Reimbursement income for expenses incurred	127,784	45.83	402,250	100.00	(274,466)	(68.23)
Total	278,855	100.00	402,250	100.00	(123,395)	(30.68)

Other income was MYR278,855 and MYR402,250 in fiscal year ended December 31, 2021 and 2020 respectively. The Wage Subsidy Program (“
WSP
”) is a financial assistance introduced in Malaysia paid to employers of every enterprise, for each worker earning RM4,000 and below and for a period of six months only. The purpose of the WSP is to help employers affected by COVID-19 pandemic to be able to continue the companies’ operations and prevent employees from losing their jobs and source of income.

Reimbursement income for expenses incurred in the year ended 2020 and 2021 relates to the monthly out-of-pocket expenses charged by Imej Jiwa Communications Sdn Bhd to their clients for the investor relation services.

Operating Costs

The following table sets forth the breakdown of our operating costs for the fiscal years ended December 31, 2021 and 2020:

	For the fiscal years ended December 31,
	2021		2020		Variances
	Amount	%	Amount	%	Amount	%
	MYR		MYR		MYR
Consultant fee	9,982,074	48.23%	-	0.00%	9,982,074	100.00%
IT expenses	204,903	0.99%	-	0.00%	204,903	100.00%
Secondment of staff expenses	-	0.00%	402,250	89.65%	(402,250)	(100.00)%
Subscription fee	94,141	0.45%	-	0.00%	94,141	100.00%
Other cost of service	18,933	0.09%	13,929	3.10%	5,004	35.93%
Depreciation	55,232	0.27%	-	0.00%	55,232	100.00%
Directors’ fee	656,000	3.17%	-	0.00%	656,000	100.00%
Employee benefits expenses	4,198,908	20.29%	-	0.00%	4,198,908	100.00%
Impairment allowance on trade receivables	1,415,211	6.84%	-	0.00%	1,415,211	100.00%
Rental expenses	237,205	1.15%	-	0.00%	237,205	100.00%
Legal and professional fees	728,716	3.52%	3,377	0.76%	725,339	21478.80%
Finance cost	106,473	0.51%	-	0.00%	106,473	100.00%
Other operating expenses	2,997,803	14.49%	29,128	6.49%	2,968,675	10191.83
Total operating costs	20,695,599	100.00%	448,684	100.00%	20,246,915	45.13%

Our operating costs accounted for approximately 43.59% and 12.30% of our total revenue for the fiscal years ended December 31, 2021 and 2020, respectively. Our operating costs increased significantly by MYR20,246,915 ($4,845,486), or approximately 45.13%, from MYR448,684 ($111,544) in fiscal year 2020 to MYR20,695,599 ($4,957,030) in fiscal year 2021 as a result of the rapid expansion of our businesses. The significant increase was due to the following major reasons:

(1)
Our salary and employee benefit expenses increased significantly by MYR4,198,908 ($1,005,726) in the fiscal year 2021 mainly from the spike of consultancy engagements, which leads to a higher staff recruitment in fiscal year 2021. We have also expanded our information technology department to cater the increase in our existing and new clients.

(2)
Consultant fee was recorded as MYR9,982,074 ($2,390,916) in the fiscal year 2021 and no consultant fee was recorded in fiscal year 2020 in line with the expansion of the Group businesses in business consultancy.

(3)
During the fiscal year 2021, we have started a new business segment – technology development, solutions and consultancy services. As a result, we have incurred IT expenses of MYR204,903 ($49,079) in fiscal year 2021.

(4)
Secondment of staff expenses of MYR402,250 ($100,000) incurred in year 2020 where most of the staff being recruited under V Capital Sdn Bhd – a related party to V Capital Group. Therefore, such staff has been seconded to the Group to manage the operations of the Company. Subsequently, in year 2021, such staff has been transferred to the Company, thus, no longer needed for secondment in year 2021.

(5)
The subscription fee in the fiscal year 2021 was MYR94,141 ($22,549) and no subscription fee was recorded in fiscal year 2020. As we have expanded our businesses in 2021, we need certain subscription services to assist us in delivering our services.

(6)	Other cost of services increased by MYR5,004($1,072) from MYR13,929 ($3,463) in fiscal year 2020 to MYR18,933 ($4,535) in fiscal year 2021 due to the expansion of our business consultancy services.

(7)
During the fiscal year 2021, the depreciation was recorded at MYR55,232 ($13,229) due to the acquisition of fixed assets in the fiscal year. No fixed assets were recorded in year 2020, thus no depreciation needed.

(8)	MYR656,000 ($157,126) of directors’ fee was paid in the fiscal year 2021 and no directors’ fee was paid in the fiscal year 2020.

(9)	We have provided impairment allowance in trade receivables of MYR1,415,211 ($338,973) in the fiscal year 2021. No impairment allowance on trade receivables was needed in the fiscal year 2020.

(10)	Rental expenses were recorded at MYR237,205 ($56,816) in the fiscal year 2021. No rental expenses were recorded in fiscal year 2020.

(11)
Legal

and professional fees increased by MYR725,339 ($173,703), or approximately 21,478.80%, from MYR3,377 ($840) in fiscal year 2020 to MYR728,716 ($174,543) in fiscal year 2021, primarily due to the significant increase in our business strategy consultancy services.

(12)
Other operating expenses increased significantly by MYR2,968,675 ($710,796), or approximately 10,191.83% from MYR29,128 ($7,241) in fiscal year 2020 to MYR2,997,803 ($718,037) in fiscal year 2021, mainly due to higher regulatory compliance, regulatory consultancy, statutory cost, marketing expenses, software and website usage fee and office expenses as our Group’s business and operation were expanding aggressively. As the Group’s business expanded to education industry in 2021, we have also incurred significant cost in acquiring the license to operate our education arm. In 2021, we have also written off some bad debts and goodwill derived from acquiring Accuventures Sdn Bhd.

We expect our overall operating costs, including marketing expenses, salaries, and professional and business consulting expenses, to continue to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations.

Provision for Income Taxes

Our provision for income taxes was MYR7,460,130 ($1,786,857) in fiscal year ended December 31, 2021, a significant increase of MYR6,587,248 ($1,569,857) from $872,882 ($217,000) in fiscal year ended December 31, 2020, primarily due to our increased taxable income generated from our business consultancy services and technology development, solutions and consultancy services. For the subsidiaries that are incorporated in Malaysia, they are governed by the income tax laws of Malaysia. The income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations, and practices. Under the Income Tax Act of Malaysia, enterprises incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate, while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis. The tax rate for small and medium sized companies (generally companies incorporated in Malaysia with paid-in capital of MYR2,500,000 or less, and gross income of not more than MYR50 million) is 17% for the first MYR600,000 (or approximately $150,000) taxable income for the fiscal years ended December 31, 2021 and 2020, with the remaining balance being taxed at the 24% rate. Deferred tax of MYR339,650 ($81,353) has been provided in fiscal year 2021.

Net Income

As a result of the foregoing, we reported net income of MYR19,937,818 ($4,775,525) for the fiscal year ended December 31, 2021, representing a significant increase of MYR17,208,728 ($4,097,069) from a net income of MYR2,729,090 ($678,456) for the fiscal year ended December 31, 2020.

B.
Liquidity and Capital Resources

Cash Flows for the Fiscal Year Ended December 31, 2022 Compared to the Fiscal Year Ended December 31, 2021

The following table sets forth a summary of our cash flow for the year ended 31 December 2022 and 2021
	For the fiscal year ended
	December 31,
	2022		2021
Summary Consolidated Cash Flow Data	MYR	USD	MYR
Net cash (used in)/generated from operating activities	(1,343,218)	(305,102)	27,718,241
Net cash generated from/(used in) investing activities	1,127,695	256,148	(7,556,108)
Net cash generated/(used in) financing activities	1,088,571	247,261	(17,469,982)
Net increase in cash and cash equivalents	873,048	198,307	2,692,151
Cash and cash equivalents at the beginning of year	3,122,947	709,358	430,796
Cash and cash equivalents at the end of year	3,995,995	907,665	3,122,947

Net cash generated from operating activities in 2021 was RM27.7 million (USD6.6 million), which consists of our profit before tax of RM27 million (USD6.5 million) as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash primarily included impairment allowance on trade receivables at RM1.4 million (USD0.3 million), impairment of goodwill on consolidation at RM0.3 million (USD68k) and bad debt written off at RM0.1 million (USD30k). The principal items accounting for the changes in operating assets and liabilities were (i) RM4.8 million (USD1.15 million) of increase in trade receivables and (ii) RM3 million (USD734k) of increase in deferred revenue.

Net cash used in operating activities in 2022 was RM1.343 million (USD305k), which consists of our profit before tax of RM13.7 million (USD3.1 million) as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash primarily included impairment allowance on trade receivables at RM342k (USD78k), depreciation of property and equipment at RM230k (USD52k) and gain on disposal of investment at RM1.5 million (USD350k). The principal items accounting for the changes in operating assets and liabilities were (i) RM8.8 million (USD937k) of increase in accruals and sundry payables and (ii) RM11 million (USD2.5 million) of increase in trade receivables.

Investing activities

Net cash used in investing activities in 2021 was RM7.6 million (USD1.8 million), which was attributable to the investment in Treasure Global Inc, DFA Robotics Inc and Zero Carbon Farms.

Net cash generated from investing activities in 2022 was RM1.1 million (USD256k), which was attributed to the purchase of property and equipment during the year at RM1.7 million (USD 379
k
)
and then offset by proceeds from disposal of investment at RM2.8 million (USD634k).

Financing activities

Net cash used in financing activities in 2021 was RM17.5 million (USD4.2 million), which was due to advances to related parties of RM18.3 million (USD 4.4 million) and proceeds from bank borrowings and preference shares of RM1.5 million (USD 0.36 million).

Net cash used in financing activities in 2022 was RM1.
1
million (USD
247
k), which was due to proceeds received from the issuance of new shares at RM12.9 million (USD2.9 million) and offset by advances made to related parties at RM1
1
million (USD
2
.5
million).

Our principal sources of liquidity to finance our operating and investing activities have been net cash provided by investing activities and financing activities. As of December 31, 2022, we had RM4 million (USD0.9 million) in cash and cash equivalents, out of which RM3.9 million (USD 0.9 million) was held in Ringgit Malaysia and the rest was held in other currencies. Our cash and cash equivalents primarily consist of cash on hand, general bank balances and cash at share trading accounts.

Cash Flows for the Fiscal Year Ended December 31, 2021 Compared to the Fiscal Year Ended December 31, 2020

The following table sets forth a summary of our cash flow for the year ended 31 December 2020 and 2021

	For the Fiscal Years Ended
	December 31,
	2021	2020
	MYR	MYR
Summary Consolidated Cash Flow Data
Net cash generated from operating activities	27,718,241	3,653,872
Net cash generated used in investing activities	(7,556,108)	-
Net cash used in financing activities	(17,469,982)	(3,237,899)
Net increase in cash and cash equivalents	2,692,151	415,973
Cash and cash equivalents at the beginning of the year	430,796	14,823
Cash and cash equivalents at the end of year	3,122,947	430,796

Operating activities

Net cash generated from operating activities in 2020 was RM3.65 million, which consists of our profit before tax of RM3.6 million as adjusted for the effects of changes in operating assets and liabilities. The principal items accounting for the changes in operating assets and liabilities were (i) RM54k increase in trade receivables and (ii) RM2k of increase in other payable.

Net cash generated from operating activities in 2021 was RM27.7 million (USD6.6 million), which consists of our profit before tax of RM27 million (USD6.5 million) as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash primarily included impairment allowance on trade receivables at RM1.4 million (USD0.3 million), impairment of goodwill on consolidation at RM0.3 million (USD68k) and bad debt written off at RM0.1 million (USD30k). The principal items accounting for the changes in operating assets and liabilities were (i) RM4.8 million (USD1.15 million) of increase in trade receivables and (ii) RM3 million (USD734k) of increase in deferred revenue.

Investing activities

Net cash used in investing activities in 2021 was RM7.6 million (USD1.8 million), which was attributable to the investment in Treasure Global Inc, DFA Robotics Inc and Zero Carbon Farms.

Financing activities

Net cash used in financing activities in 2020 was RM 3.2 million, which was due to advances to related parties of RM3.2 million.

Net cash used in financing activities in 2021 was RM17.5 million (USD4.2 million), which was due to advances to related parties of RM18.3 million (USD 4.4 million) and proceeds from bank borrowings and preference shares of RM1.5 million (USD 0.36 million).

Our principal sources of liquidity to finance our operating and investing activities have been net cash provided by operating activities. As of 31 December 2021, we had RM 3.1 million (USD 0.75 million) in cash and cash equivalents, out of which RM3 million (USD 0.73 million) was held in Ringgit Malaysia and the rest was held in other currencies. Our cash and cash equivalents primarily consist of cash on hand, general bank balances and cash at share trading accounts.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2022, 2021, and 2020.

C.
Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Factors and Trends Affecting Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

The Impact of the COVID-19 Pandemic

In March 2020, the World Health Organization (WHO) declared the spread of coronavirus a global pandemic. With the uncontainable spread of the virus, a clear ripple effect on economies has resulted in market ambiguity. The pandemic has left its mark across the global economy, workforces, and clients, and has significantly disrupted industries, including the global management consulting industry. As a result, projects were either delayed, the scope reduced or were terminated altogether, affecting revenue.

The ripple effect on the economy has undoubtedly impacted the performance of our listing consultancy segment as some of our clients had their listing plans halted halfway. For instance, one of our clients had to call-off their listing plan on Nasdaq due to the disruption of their operation caused by the pandemic. The extent to which the pandemic impacts our business depends highly on the uncertainty and the unpredictability of the future which include:

●	the emergence of new variants
●	the efficacy of vaccines against COVID-19 and other variants
●	the duration and the severity of the spread of the outbreak
●	the regulatory responses to the outbreak and its implications
●	the severity and the evolution of travel restrictions
●	the global effort to contain the outbreak and the impact of the pandemic
●	the impact of the pandemic on local and international capital and financial markets
●	other business disruptions that affect our workforce

The spread of the coronavirus has changed the way we operate. We have adapted to the new reality by implementing new arrangements from employee travel and hybrid work to cancellation of physical participation in certain meetings, events and conferences. We would take further actions as required or recommended by the government authorities and as we deem necessary for the best interests of our employees, clients and other business partners.

Reshaping Business Strategy:

As we adapt to the new post COVID-19 reality, we have taken a few initiatives to realign our business strategies, to mitigate the impact of the pandemic on our business as the pandemic shows no signs of abating. To beef up crisis management, we deviated from the traditional ways of operating. In the past, our operations depended heavily on travel and in-person meetings with clients, and we worked on very stringent timelines for all our engagements. With our new work-from-home and travel policies, our employees can work from home and virtual meetings are conducted with our local and overseas clients – minimizing our employees’ exposure to the virus. Moreover, working remotely does not affect our business operations as the nature of business consultancy is not restricted to the physical workplace.

The pandemic is truly a test of organizational agility. Along with other companies across an array of industries, we were quick to adapt business strategies to the changing market and customer needs. Remote work is implemented while business travels are either reduced or halted. Our expertise in digital solutions gives us a distinct advantage to help clients adapt to the changing needs of work and increase adoption of digitalization to boost engagement, and to establish a digital-first culture.

The unprecedented pandemic also calls for innovation and a revamp of strategies. The pandemic will change how companies become successful, as they will struggle to get resources to drive innovation in an organic manner. We encourage innovative approaches, identify new opportunities, build a foundation for growth, and act on post-crisis environments.

The Consulting Industry’s Post-Pandemic Reality: Unlocking New Opportunities

Despite the negative impact on the global economy, the pandemic has created some interesting opportunities for us. For instance, some clients are seeking guidance and expertise to map out future strategies and business scenarios. They are also reaching out to consultants to restructure their operations to become digital-first, to ensure business continuity, and to build resilience against any future disruptions.

E.
Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These consolidated financial statements have been prepared in accordance with the historical cost basis, except as disclosed in the accounting policies below, and are drawn up in accordance with the provisions of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability which market participants would take into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these financial statements is determined on such a basis.

In addition, for financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

●	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

●	Level 3 inputs are unobservable inputs for the asset or liability.

Critical Accounting Judgements and Key Sources of Estimation Uncertainty

In the application of the Group’s accounting policies, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods.

Critical judgements in applying the Group’s accounting policies

There are no critical judgements, apart from those involving estimation (see below) that the management has made in the process of applying the Group’s accounting policy and that has the most significant effect on the amounts recognised in the financial statements.

Impairment of property and equipment

Property and equipment is tested for impairment whenever there is any objective evidence or indication that these assets may be impaired.

The recoverable amounts of property, plant and equipment have been determined based on higher of the fair value less costs to sell or value-in use (“
VIU
”) calculations. If the carrying amounts exceed the recoverable amounts, an impairment is recognized to profit or loss for the differences.

Fair value measurement of unquoted shares

In determining the fair value of the unquoted shares, the Group relies on the net asset values of the investee companies or independent valuation report.

The availability of observable inputs can vary from investment to investment. For certain investments classified under Level 3 of the fair value hierarchy, the valuation could be based on models or inputs that are less observable or unobservable in the market and the determination of the fair values require significant judgement. Those estimated values do not necessarily represent the amounts that may be ultimately realized
due to the occurrence of future events which could not be reasonably determined as at the balance sheet date.

Trade and Other Receivables

A receivable is recognized when the group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognized before the group has an unconditional right to receive consideration, the amount is presented as a contract asset. Trade receivables that do not contain a significant financing component are initially measured at their transaction price. Trade receivables that contain a significant financing component and other receivables are initially measured at fair value plus transaction costs. All receivables are subsequently stated at amortised cost, using the effective interest method and including an allowance for credit losses. As of December 31, 2022, 2021 and 2020, the allowance for doubtful debts are MYR1,757,638, MYR1,415,211 and nil, respectively.

Revenue Recognition

Revenue is recognized to depict the transfer of promised services to clients at an amount that reflects the consideration to which an entity expects to be entitled in exchange for those services. Specifically, the Company uses a five-step approach to recognize revenue:

•
Step 1: Identify the contract(s) with a client

•
Step 2: Identify the performance obligations in the contract

•
Step 3: Determine the transaction price

•
Step 4: Allocate the transaction price to the performance obligations in the contract

•
Step 5: Recognize revenue when (or as) the Company satisfies a performance obligation

The Company recognizes revenue when (or as) a performance obligation is satisfied, i.e. when “control” of the services underlying the particular performance obligations is transferred to clients.

A performance obligation represents a service (or a bundle of services) that is distinct or a series of distinct services that are substantially the same.

Control is transferred overtime and revenue is recognized overtime by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:

•	the client simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs;

•	the Company’s performance creates or enhances an asset that the client controls as the asset is created or enhanced; or

•	the Company’s performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date.

Otherwise, revenue is recognized at a point in time when the customer obtains control of the distinct service.

Advance payments received from clients are recognized as contract liabilities as the Group has not yet satisfied its performance obligation. Contract liabilities are recognized as other income when the Group satisfied its performance obligation.

a)	Business Strategy Consultancy

Business strategy consultancy services primarily included listing solutions, investors relations and boardroom strategies consultancy. The revenues generated from business strategy consultancy services are generally based on the fixed fee billing arrangements that require the clients to pay a pre-established fee in exchange for a predetermined set of professional services. The clients agree to pay a fixed fee periodically over the contract terms as specified in the service agreements.

Our contracts from business strategy consultancy are typically less than a year in duration. Revenues are generally recognized over time. When contractual billings represent an amount that corresponds directly with the value provided to the client, revenues are recognized as amount become billable in accordance with the contract terms. Revenues from fixed-priced contracts are generally recognized using costs incurred to date relative to total estimated costs at completion to measure progress toward satisfying the Company performance obligations. Incurred cost represents work performed, which corresponds with, and thereby best depicts, the transfer of control to client.

b)	Technology Consultancy

Technology development, solutions and consultancy included digital development, fintech solution and software solutions.

Technology Development

The contract is typically fixed priced and does not provide any post contract client support or upgrades. The Company designs system based on clients’ specific needs which require the Company to perform services including design/redesign, development, and integration. These services also require significant customization. Upon delivery of the services, client acceptance is generally required. The Company assesses that software development services is considered as one performance obligation. The duration of the development period is usually six months to two years.

The Company’s system development service revenues are generated primarily from contracts with clients across sectors. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a portion of contract amount usually is billed upon the completion of the related projects. Pursuant to the contract terms, the Company has enforceable right on payments for the work performed.

The Company’s revenue from technology development contracts is generally recognized over time. The Company uses an input method based on cost incurred as the Company believes that this method most accurately reflects the Company’s progress toward satisfaction of the performance obligation, which usually takes six months to two years. Under this method, the Company could appropriately measure the fulfilment of a performance obligation. Assumptions, risks, and uncertainties inherent in the estimates used to measure progress could affect the amount of revenues, receivables, and deferred revenues at each reporting period.

Solutions and Consultancy

Revenue from solutions and consulting services is primarily comprised of fixed-fee contracts, which require the Company to provide professional solutions and consulting services over contract terms beginning on the commencement date of each contract, which is the date its service is made available to clients. Billings to the clients are generally on a monthly or quarterly basis over the contract term, which is typically 6 to 12 months. The solutions and consulting services contracts typically include a single performance obligation. The revenue from solutions and consulting services is recognized over the contract term.

Contract Assets and Liabilities

A contract asset is the revenue recognized before the group has an unconditional right to receive consideration.

As of December 31, 2022, 2021 and 2020, the Company does not have any contract assets.

A contract liability is recognized when the customer pays non-refundable consideration before the group recognizes the related revenue. A contract liability would also be recognized if the group has an unconditional right to receive non-refundable consideration before the group recognizes the related revenue. In such cases, a corresponding receivable would also be recognized. Contract liabilities are recognized as revenue when the Group satisfied its performance obligation.

As of December 31, 2022, 2021 and 2020, contract liabilities amounted to nil, MYR500,000, and nil, respectively.

	2021	2022
	RM	RM	USD

Contract liabilities	500,000	-	-

Disaggregation of Revenue

We disaggregate our revenue from contracts by service types, as we believe it best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors.

The summary of our disaggregation of revenue by service types for the fiscal years ended December 31, 2022, 2021, and 2020 was as follows:

	For the Fiscal Years Ended
	December 31,
	Revenue Fiscal Year Ended December 31
	2022		2021	2020
	MYR	USD	MYR	MYR
Business Strategy Consultancy	17,681,457	4,016,231	27,308,368	3,648,406
Technology Development, Solutions and Consultancy	17,505,200	3,976,196	19,425,038	-
Others	383,225	87,047	741,636	-
Total	35,569,882	8,079,474	47,475,042	3,648,406

Income Tax

Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a tax authority will accept an uncertain tax treatment. The Group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

Deferred income tax is recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction.

A deferred income tax liability is recognized on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized.

Deferred income tax is measured:

(i) at the tax rates that are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date; and

(ii) based on the tax consequence that will follow from the manner in which the Group expects, at the balance sheet date, to recover or settle the carrying amounts of its assets and liabilities except for investment properties. Investment property measured at fair value is presumed to be recovered entirely through sale.

Current and deferred income taxes are recognized as income or expense in profit or loss, except to the extent that the tax arises from a business combination or a transaction which is recognized directly in equity. Deferred tax arising from a business combination is adjusted against goodwill on acquisition.

The Group accounts for investment tax credits (for example, productivity and innovation credit) similar to accounting for other tax credits where a deferred tax asset is recognized for unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax credits can be utilized.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Victor Hoo	42	Chairman and Chief Executive Officer
Vivian Yong Hui Wun	33	Chief Operating Officer
Enyoo Hoeng Wei	32	Deputy Chief Operating Officer
Ang Zhi Feng	37	Chief Financial Officer
Audrey Liu Ser Wei	31	Chief of Corporate Affairs
Henry Chai Chin Loong	35	Chief Technology Officer
Thow Carlson	30	Chief Legal Officer
Marco Baccanello	60	Director
Jeremy Roberts	49	Director
Karen Liew	37	Executive Director
Vincent Hong	42	Executive Director
Stanley Khoo	46	Executive Director
Alex Chua Siong Kiat	52	Director
Ng Mun Huat	46	Director
Fern Ellen Thomas	60	Director

The following is a brief biography of each of our executive officers and directors:

Victor Hoo
is our Chairman of the Board and Chief Executive Officer. Mr. Hoo is a seasoned corporate consultant board member and senior management of several private and public listed companies. He has accumulated 15 years of experience across Asia, Australia, Europe, UK and the US in diversified industries which encompasses IT, real estate, telecom, aerospace, security, defense, mining, HCM, fintech, blockchain, entertainment, hospitality and education. Under his belt, VCI Global currently manages a portfolio of more than forty (40) publicly listed clients in Malaysia. From 2013 to 2018, Mr. Hoo was the Chief Financial Officer, Chief Investor Relations Officer and Board member of V Capital Consulting Limited. Mr. Hoo graduated with a Bachelor of Arts from the University of Queensland in International Relations and Japanese, a Postgraduate in Law from the University of London, and obtained an Oxford Blockchain Programme Certificate from Said Business School, Oxford University.

Vivian Yong Hui Wun
is our Chief Operating Officer. Ms. Yong has worked for the V Capital group since 2017. During her term in V Capital, she was involved in spearheading a few start-ups companies for the clients, spanning from real estate, Fintech, IT, eSports and others. Ms. Yong was also actively involved in leading local and foreign companies in their successful listing on world-renowned stock exchanges, including ASX, Nasdaq and Bursa Malaysia. As our Chief Operating Officer, Ms. Yong is responsible in overseeing the daily operations of the company, including project management, maintaining our client relationships, and liaising with external professional teams to ensure full alignment of business directions with regards to overall organization goals. Ms. Yong graduated with a Bachelor of Accounting and Finance, and a Master of Corporate Finance from the University of Adelaide.

Enyoo Hoeng Wei
is our Deputy Chief Operating Officer. Mr. Enyoo has worked for the V Capital group since 2018. During his term in V Capital, he was actively involved in the company’s business where he focused on IPO advisory, mergers and acquisitions and fund raising. Mr. Enyoo has a specialty in financial statement analysis, forecasts and internal control. Prior to joining V Capital group, Mr. Enyoo served as a Senior Business Consultant with Cheng & Co. from 2013 to 2017. As our Deputy Chief Operating Officer, Mr. Enyoo is responsible for the overall strategy and business development of the organization. Mr. Enyoo graduated with a Diploma in Business Studies in 2010 and an Advanced Diploma in Business Studies in 2012 from Tunku Abdul Rahman College.

Ang Zhi Feng
is our Chief Financial Officer and has worked for V Capital group since 2021. Prior to joining the V Capital group, Mr. Ang served as the financial controller/Senior Vice President in Finance for Asia Aviation Capital Limited & Asia Aviation Pte. Ltd. from 2015 to 2020. As our Chief Financial Officer, Mr. Ang is responsible for the overall financial management and compliance affairs of the organization. Mr. Ang graduated with a Bachelor of Accounting from Swinburne University of Technology (Sarawak Campus) in 2007. Mr. Ang has also since in 2009 obtained his CPA Australia.

Audrey Liu Ser Wei
is our Chief of Corporate Affairs. Ms. Liu has worked for the V Capital group since 2017 and has been the personal assistant to the Chairman. As our Chief of Corporate Affairs, Ms. Liu is responsible for the management of human resources and general administrative support of the organization. Ms. Liu graduated with a Bachelor of Business from Help University in 2015.

Henry Chai Chin Loong
is our Chief Technology Officer. Mr. Chai has worked for the V Capital group since January 2022. Prior to joining the V Capital group, Mr. Chai worked for Taylorbyte Solutions, a company he founded from 2019 to 2021, which provides custom-made solutions to help SMEs in digitalization process within their business process. From 2018 to 2019, Mr. Chai worked for FINX Capital Banking Sdn Bhd, where he oversaw all technology operations and coordinated project timelines for FINX blockchain, back-end infrastructure and mobile app. From 2015 to 2018, Mr. Chai joined MillApp Sdn Bhd as a Mobile Developer, where he was subsequently promoted to Project Manager. As our Chief Technology Officer, Mr. Chai is responsible for technology development, product testing, operation maintenance, and certain new businesses of our organization. Mr. Chai graduated with a Diploma in Science (Information Systems Engineering) in 2010 and a Bachelor of Information System in 2013 from University Tunku Abdul Rahman (UTAR).

Thow Carlson
is our Chief Legal Officer. Mr. Thow has worked for the V Capital group since July 2022. Prior to joining the V Capital group, Mr. Thow practiced law as Senior Associate with Zaid Ibrahim & Co. (a member of ZICO Law network) from 2019 to 2022, and as Legal Associate with Martin Cheah & Associates from 2018. As our Chief Legal Officer, Mr. Thow is responsible for setting the overall legal strategy for the organization and its subsidiaries, and for providing legal counsel to senior management and the board of directors. Mr. Thow graduated with a Bachelor of Laws from the University of Northumbria at Newcastle in 2014, a Master of Laws from the University of Malaya in 2016, and a Master of Business Administration from Lancaster University in 2021. Mr. Thow has also obtained a Certificate of Legal Practice from the Legal Profession Qualifying Board of Malaysia in 2016, and he was admitted as an advocate and solicitor of the High Court of Malaya in 2018.

Marco Baccanello
is a Director. Mr. Baccanello is an experienced corporate finance executive with expertise in advising companies operating in a broad range of industries, particularly within the technology space, in early to late-stage financings, growth strategy and strategic disposals, restructurings and acquisitions. In addition, he has experience in the preparation of the listing and initial public offering documents for companies on NASDAQ and international exchanges, with an emphasis on funding requirements and regulatory filings. Mr. Baccanello also has developed acquisition and marketing strategies for multiple digital opportunities, focusing on content published to app stores, including rapidly growing digital businesses in the technology and gaming space. From 2016 to present, Mr. Baccanello is a member of the Corporate Development team where he leads and manages business plan developments. Prior to that role, he was the Chief Financial Officer of PlayJam from 2010 to 2016, where he planned, implemented and managed all the finance activities, including business planning, budgeting, forecasting and negotiations. Mr. Baccanello’s experience as a former chartered accountant at PricewaterhouseCoopers and director of a private equity firm, specifically his expertise in managing growth businesses within the services, media and technology industries, make him a qualified director to serve on our Board. Mr. Baccanello earned a bachelor’s degree in economics at the University of Southampton.

Jeremy Roberts
is a Director. Mr. Roberts is an experienced Corporate Financier with a track-record of sourcing, structuring and negotiating and completing complex M&A deals and financing across a broad range of sectors and geographies. From 2013 to present Mr. Roberts has been the founder and director of J and L Roberts Advisors in London, UK., a corporate consultancy firm. At J and L, Mr. Roberts has, among other things, advised family owners, High Net Worth Individuals, corporate and private equity groups on growth strategies and expansion; structuring and raising capital for various business ventures; as well as M&A assignments. From 2013 to 2014 he was the Managing Director and consultant for i76 Sp Zoo in Warsaw, Poland. At i76, he completed Ipopema 76’s first acquisition: Impress Group from Constantia Industries and worked on post-acquisition and separation matters to post-acquisition optimize internal group structure. From 2011 to 2013, Mr. Roberts was a Principal at Corven Corporate Finance in London, UK. From 2002 to 2011, Mr. Roberts was a Director of Lansdowne Capital, an investment banking boutique, where he originated and executed transactions within the broader industrials sector. Between 2000 and 2002, Mr. Roberts was a Vice President in the investment banking division of Credit Suisse in London. Mr. Roberts earned a BSc in Economics and Politics from the University of Bath in 1994.

Alex Chua
is a Director. Mr. Chua is an experienced corporate finance executive and consultant with substantial international broad-based financial and management experience of over 25 years, with a focus in real estate investment and development, building construction and materials, healthcare and medical assurance sectors. From 2017 to present, Mr. Chua has been the Founder and Director of Lighthouse Business Consulting Pte Ltd, a boutique business consulting firm. Mr. Chua is also currently serving as a Non-Executive Independent Director of New Silkroutes Group Limited, a company listed on the Mainboard of SGX, and Heatec Jietong Holdings Limited, a company listed on the Catalist of SGX. Prior to that in 2019 to 2020, Mr. Chua served as Non-Executive Independent Directors of three other SGX listed companies. From 2015 to 2020, Mr. Chua served as a Board Member, Honorary Treasurer and alternate as Audit and Compliance Sub Committee’s Chairman of National Arthritis Foundation (NAF), Singapore. Mr. Chua also served as the Executive Director and Head of Non-Property Division of Pacific Star Development Limited, a company listed on the Catalist of SGX, from 2016 to 2017. From 2013 to 2015, Mr. Chua was an Executive Director and Chief Financial Officer of a now-delisted, Libra Group Limited. During the period from early 2002 to mid-2013, Mr. Chua advanced his career as an M&A planning advisor and Finance Director/Financial Controller over the years with market leading multinational companies of different industries, including International SOS Pte Ltd, Cemex Corporation, British Sugar Group Limited, Capitaland Limited, Vestas Wind System A/S, based in Beijing, Ho Chi Minh City and Singapore. From 1998 to 2001, Mr. Chua had been based in London, England as a UK Financial Controller with Parkway Holdings Limited (now part of IHH Healthcare Berhad, a company dual-listed on SGX and Bursa), which he was promoted from prior to his role as Group Internal Auditor. Mr. Chua started his career in October 1993 as an Audit Assistant with a local medium sized accounting and business advisory firm. Mr. Chua earned a Diploma of the Imperial College in Management and a Master of Business Administration from Imperial College London Business School. Mr. Chua is currently a Fellow of Chartered Certified Accountant (FCCA, UK), Certified Internal Auditor (CIA, USA), Chartered Accountant of Singapore (CA Singapore), Chartered Valuer and Appraiser (CVA) and a member of the Singapore Institute of Director (SID).

Ng Mun Huat
is a Director. Mr. Ng started his career with UCMS Australia (part of Aegis Group) in Melbourne as a customer service consultant in 2003. He subsequently took up a corporate finance position in Southern Investment Bank Malaysia from 2004 to 2006 where he assisted a wide range of institutions in their Initial Public Offering (IPO) and structured numerous mergers & acquisitions (M&A transactions. From 2006 to 2008 Mr. Ng became a senior investment analyst in Commerce Asset Ventures (now merged with CIMB Private Equity). In that role, Mr. Ng focuses on venture capital where he discovers the high growth potential of emerging businesses and provides them with funding and managerial expertise. Mr. Ng oversaw and groomed businesses involved in oil & gas, retail and also information technologies. From 2009, Mr. Ng decided to begin his entrepreneurial journey by starting a fashion retail brand which he subsequently sold in 2017. From 2017 until present Mr. Ng, founded a human resource company specializing in the hiring of foreign manpower for the local industries. His company has to date successfully placed over 7000 foreign workers in local companies. Steve Ng graduated with a Bachelor of Commerce from Curtin University, Australia majoring in Economics & Finance. He obtained his Masters in Applied Finance from Monash University Australia in 2002.

Fern Ellen Thomas
is a Director. Ms. Thomas is a result-oriented, commercially minded executive with hands-on experience in management and business leadership and working with C-Suite executives and Boards of Directors. Ms. Thomas has a track record of proven ability to build strong finance organizations of various sizes by developing staffs, processes and systems to align with business needs. Ms. Thomas started off her career with PricewaterhouseCoopers as Transaction Service Director. From 2000 to 2007, Ms. Thomas, was the Vice President (Finance & Development) of the Interpublic Group of Companies, a Fortune 500 holding company managing a portfolio of operating companies in advertising, media, and communication services with total revenues of $6 billion. Ms. Thomas was the Senior Vice President (Finance Director Americas, from 2007 to 2009) and (International CFO, from 2009-2012) of Christie’s New York, one of the world’s largest auctioneers of fine and decorative art, jewellery, and collectibles. From 2013 to 2016, Ms. Thomas served as the CFO of New York Restoration Project prior to joining Cornerstone Capital, Inc as the CFO from 2016 to 2021. Presently, Ms. Thomas holds the Chief Financial and Administrative Officer position in one of the US largest law firms, GDLSK LLP. Ms. Thomas earned her Bachelor of Finance and Master of Business Administration from Rutgers University. Ms. Thomas has also obtained her CPA in New York State.

Stanley Khoo
is an Executive Director. Mr. Khoo founded Imej Jiwa Communications in 2012. Previously, he worked as an investment banker in AmInvestment Bank, Maybank Investment Bank and OSK Investment Bank. Mr. Khoo has undertaken a large number of IPOs and secondary placement, book-running and underwriting assignments during his tenure with the investment banks. Mr. Khoo has a BA (Hons) in Accounting and Financial Management from the University of Sheffield, England. He has worked in Dublin, Ireland as a trainee accountant. He is also a member of the Association of Chartered Certified Accountants (FCCA).

Vincent Hong
is an Executive Director. Mr. Hong has more than 17 years of experience in the fields of telecommunication, fintech, corporate advisory and F&B industries. He started his career in a telecommunication company which serves multiple MNCs and government agencies. Mr. Hong has co-founded a boutique advisory firm and is currently working on advisory jobs for numerous clients from both local and overseas. He had advised on business structures, takeover and mergers and is actively seeking to expand the foothold of the firm by teaming up with firms from overseas to broaden up the offering of services to existing and new clients. Mr. Hong graduated with Higher Diploma Bachelor of Marketing from the University of Curtin, Australia.

Karen Liew
is an Executive Director. Since the inception of the Company, Ms. Liew has been holding the position as a Director overseeing the overall company’s business operations, general administrative and human resources matters, liaising with stakeholders in order to drive strategic company growth and is responsible for the overall performance of the business. Besides that, Ms. Liew also manages the development, implementation and execution of strategic marketing plans for the company. Ms. Liew has a diploma in Art and Design.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix

Country of Principal Executive Offices:	Malaysia
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	9

			Non-	Did Not Disclose
	Female	Male	Binary	Gender
Part I: Gender Identity
Directors	2	7	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

Family Relationships

Victor Hoo, our Chairman, and Karen Liew, our Executive Director, are spouses. Other than that, there are no family relationships among our directors or executive officers, as defined in Item 401 of Regulation S-K.

B.
Compensation

For the fiscal year ended December 31, 2022, we paid an aggregate of MYR1,560,000 ($347,594) as compensation to our Chief Executive Officer (principal executive officer).
All of our other executives earned less than $100,000 during the fiscal year ended December 31, 2022.

Our independent directors have not received any compensation in our fiscal year 2022. Our independent directors began being compensated upon the listing of our ordinary shares on Nasdaq in the following manner: (i) Marco Baccanello and Jeremy Roberts receive $5,000 per month in cash and $30,000 worth of our ordinary shares every three months; (ii) Alex Chua and Fern Ellen Thomas receive $4,000 per month in cash and $100,000 worth of our ordinary shares per annum; and (iii) Ng Mun Huat receives $2,000 per month in cash with no shares compensation.

Employment Agreements

The Company has signed the following employment agreements with Victor Hoo, our Chairman and Chief Executive Officer, Karen Liew, our Executive Director, Vincent Hong, our Executive Director and Stanley Khoo, our Executive Director. All of these persons would have met the criteria for” named executive officers” under Item 402 (m)(2) Regulation S-K if the if the annual compensation provided for under their employment agreement had been paid during the Company’s fiscal year 2022.

Hoo Employment Agreement.
Victor Hoo, our Chairman and Chief Executive Officer and V Capital Kronos Berhad agreed on a Letter of Appointment dated January 1, 2022 (the “Hoo Employment Agreement”), pursuant to which Mr. Hoo was appointed as our Executive Chairman. The Hoo Employment Agreement provides Mr. Hoo with a basic salary of $82,500 per month. Further upon a successful listing of our ordinary shares on Nasdaq, Mr. Hoo will be issued a number of our ordinary shares valued at $500,000 and thereafter will receive a number of shares valued at $500,000 annually. If Mr. Hoo is terminated for any reason he will be entitled to 12 months of salary as severance. Mr. Hoo also receives other benefits such as annual leave, medical leave and other benefits which are normally given to our executives.

Liew Employment Agreement.
Karen Liew, an Executive Director of the Company and V Capital Kronos Berhad agreed on a Letter of Appointment dated January 1, 2022 (the “Liew Employment Agreement”), pursuant to which Ms. Liew was appointed as an Executive Director of the Company. The Liew Employment Agreement provides Ms. Liew with a basic salary of $30,000 per month. Further upon a successful listing of our ordinary shares on Nasdaq, Ms. Liew will be issued a number of our ordinary shares valued at $300,000. If Ms. Liew is terminated for any reason she will be entitled to 12 months of salary as severance. Ms. Liew also receives other benefits such as annual leave, medical leave and other benefits which are normally given to our executives.

Hong Employment Agreement. Vincent Hong
, an Executive Director of the Company and V Capital Kronos Berhad agreed on a Letter of Appointment dated January 1, 2022 (the “Hong Employment Agreement”), pursuant to which Mr. Hong was appointed as an Executive Director of the Company. The Hong Employment Agreement provides Mr. Hong with an annual basic salary of $300,000., out of which $6,000 will be paid in cash on a monthly basis and $57,000 will be paid with the Company’s ordinary shares on a quarterly basis. If Mr. Hong is terminated for any reason, other than for cause as set forth in the Hong Employment Agreement, then he will be entitled to one month of salary as severance.

Khoo Employment Agreement. Stanley Khoo
, an Executive Director of the Company and V Capital Kronos Berhad agreed on a Letter of Appointment dated January 1, 2022 (the “Hong Employment Agreement”), pursuant to which Mr. Khoo was appointed as an Executive Director of the Company. The Khoo Employment Agreement provides Mr. Hong with an annual basic salary of $300,000., out of which $6,000 will be paid in cash on a monthly basis and $57,000 will be paid with the Company’s ordinary shares on a quarterly basis. If Mr. Khoo is terminated for any reason, other than for cause as set forth in the Khoo Employment Agreement, then he will be entitled to one month of salary as severance.

C.
Board Practices

Board Leadership Structure and Risk Oversight

Our Board has responsibility for the oversight of our risk management processes and, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our business and the steps we take to manage them. The risk oversight process includes receiving regular reports from board committees and members of senior management to enable our Board to understand our risk identification, risk management, and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, cybersecurity, strategic, and reputational risk.

Board of Directors

Our business and affairs are managed under the direction of our Board. Our Board consists of 9 directors, 5 of whom qualify as “independent” under the listing standards of Nasdaq.

Directors serve until the next annual meeting and until their successors are elected and qualified. Officers are appointed to serve until their successors have been elected and qualified.

Director Independence

Our Board is composed of a majority of “independent directors” as defined under the rules of Nasdaq. We use the definition of “
independence
” applied by Nasdaq to make this determination. Nasdaq Listing Rule 5605(a)(2) provides that an “
independent director
” is a person other than an officer or employee of the company or any other individual having a relationship which, in the opinion of the Company’s Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Nasdaq listing rules provide that a director cannot be considered independent if:

●	the director is, or at any time during the past three (3) years was, an employee of the company;

●
the director or a family member of the director accepted any compensation from the company in excess of $120,000 during any period of twelve (12) consecutive months within the three (3) years preceding the independence determination (subject to certain exemptions, including, among other things, compensation for board or board committee service);

●
the director or a family member of the director is a partner in, controlling shareholder of, or an executive officer of an entity to which the company made, or from which the company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exemptions);

●
the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three (3) years, any of the executive officers of the company served on the compensation committee of such other entity; or

●
the director or a family member of the director is a current partner of the company’s outside auditor, or at any time during the past three (3) years was a partner or employee of the company’s outside auditor, and who worked on the company’s audit.

Under such definitions, our Board has undertaken a review of the independence of each director. Based on information provided by each director concerning his background, employment and affiliations, our Board has determined that a majority of our directors (Marco Baccanello, Jeremy Roberts, Alex Chua Siong Kiat, Ng Mun Huat and Fern Ellen Thomas) are independent directors of the Company. However, our ordinary shares are not currently quoted or listed on any national exchange or interdealer quotation system with a requirement that a majority of our Board be independent and, therefore, the Company is not subject to any director independence requirements.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Under British Virgin Islands law, the directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our memorandum and articles of association or the BVI Act.

In certain circumstances, a shareholder has the right to seek various remedies against the company in the event the directors are in breach of their duties under the BVI Act. Pursuant to Section 184B of the BVI Act, if a company or director of a company engages in, proposes to engage in or has engaged in, conduct that contravenes the provisions of the BVI Act or the memorandum or articles of association of the company, the courts of the British Virgin Islands may, on application of a shareholder or director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes the BVI Act or the memorandum or articles. Furthermore, pursuant to Section 184I(1) of the BVI Act, a shareholder of a company who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any acts of the company have been, or are likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the courts of the British Virgin Islands for an order which, inter alia, can require the company or any other person to pay compensation to the shareholders.

Indemnification of Directors and Executive Officers and Limitation of Liability

BVI law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the BVI High Court to be contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime). An indemnity will be void and of no effect and will not apply to a person unless the person acted honestly and in good faith and in what he believed to be in the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. Our post-offering amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Committees of the Board of Directors

Our Board has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our Board has not yet adopted procedures by which stockholders may recommend nominees to the Board. The composition and responsibilities of each of the committees of our Board is described below. Members serve on these committees until their resignation or until as otherwise determined by our Board.

Audit Committee

We have established an audit committee consisting of Marco Baccanello, Fern Ellen Thomas and Jeremy Roberts. Marco Baccanello is the Chairman of the audit committee. In addition, our Board has determined that Marco Baccanello is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended, or the Securities Act. The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

●
reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the Board whether the audited financial statements should be included in our annual disclosure report;

●	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;
●	discussing with management major risk assessment and risk management policies;
●	monitoring the independence of the independent auditor;
●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;
●	reviewing and approving all related-party transactions;
●	inquiring and discussing with management our compliance with applicable laws and regulations;
●	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;
●	appointing or replacing the independent auditor;
●
determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

●
establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

●	approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

The audit committee is composed exclusively of “independent directors” who are “financially literate” as defined under the Nasdaq listing standards. The Nasdaq listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, the Company intends to certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication.

Compensation Committee

We have established a compensation committee of the Board to consist of Alex Chua, Ng Mun Huat and Jeremy Roberts each of whom is an independent director. Each member of our compensation committee is also a non-employee director, as defined under Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Code. Alex Chua is the chairman of the compensation committee. The compensation committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

●	reviews, approves and determines, or makes recommendations to our Board regarding, the compensation of our executive officers;
●	administers our equity compensation plans;
●	reviews and approves, or makes recommendations to our Board, regarding incentive compensation and equity compensation plans; and
●	establishes and reviews general policies relating to compensation and benefits of our employees.

Nominating and Corporate Governance Committee

We have established a nominating and corporate governance committee consisting of Jeremy Roberts, Ng Mun Huat and Marco Baccanello. Jeremy Roberts is the Chairman of the nominating and corporate governance committee. The nominating and corporate governance committee’s duties, which are specified in our Nominating and Corporate Governance Audit Committee Charter, include, but are not limited to:

●	identifying, reviewing and evaluating candidates to serve on our Board consistent with criteria approved by our Board;
●	evaluating director performance on our Board and applicable committees of our Board and determining whether continued service on our Board is appropriate;
●	evaluating nominations by stockholders of candidates for election to our Board; and
●	corporate governance matters.

Foreign Private Issuer Status

As a foreign private issuer, the Company will be exempt from the rules under the Exchange Act, and its officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Company will also be permitted to follow corporate governance practices in accordance with BVI law in lieu of most of the corporate governance rules set forth by Nasdaq, other than the Nasdaq’s requirements that it must (1) have an audit committee that meets the requirements of Exchange Act Rule 10A-3 and (2) provide Nasdaq prompt notification from its chief executive officer of non-compliance with applicable provisions of the corporate governance rules. Notably, the Company will be permitted to follow corporate governance practices in accordance with BVI law in lieu of Nasdaq’s requirements concerning (i) a majority independent board, (ii) the nominating and corporate governance committee, (iii) the compensation committee, and (iii) the three-director minimum for the audit committee. The Company has elected to follow the corporate governance rules of Nasdaq at this time. Notwithstanding the foregoing, we are not required to and, in reliance on home country practice, we do not intend to, comply with certain Nasdaq rules regarding shareholder approval for certain issuances of securities under Nasdaq Rule 5635. In accordance with the provisions of our amended and restated memorandum and articles of association, our board of directors is authorized to issue securities, including ordinary shares, preferred shares, warrants and convertible notes without shareholder approval.

Involvement in Certain Legal Proceedings

Except as disclosed below, to our knowledge, none of our current directors or executive officers has, during the past ten (10) years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●
had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two (2) years prior to that time;

●
been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his or her involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●
been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●
been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●
been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

C.	Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E.
Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our

Ordinary Shares as of the date of this annual report for:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 36,808,428 Ordinary Shares outstanding as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities, including Preferred Shares, held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

			Ordinary Shares Beneficially Owned
	Number		%
Directors and Executive Officers (1) :
Victor Hoo	19,470,719	(2)	52.90
Vivian Yong Hui Wun	777,884		2.11
Enyoo Hoeng Wei	562,536		1.53
Ang Zhi Feng	30,000		0.08
Audrey Liu Ser Wei	713,338		1.94
Henry Chai Chin Loong	20,000		0.05
Carlson Thow	2,000		0.01
Marco Baccanello	—		—
Jeremy Roberts	—		—
Alex Chua Siong Kiat	—		—
Ng Mun Huat	—		—
Fern Ellen Thomas	—		—
Karen Liew	5,460,020		14.83
Vincent Hong	2,000,000		5.43
Stanley Khoo	500,000	(3)	1.36
All directors and executive officers as a group (15 individuals):	29,536,497		80.24

5% Shareholders:
Victor Hoo	17,830,719		47.46
Karen Liew	5,460,020		14.83
Vincent Hong	2,000,000		5.43
V Invesco Fund (L) Limited (4)	2,000,000		5.43

(1)	Unless otherwise indicated, the principal address of the named directors and directors and 5% stockholders of the Company is B03-C-8 Menara 3A, KL Eco City, No. 3 Jalan Bangsar, 59200 Kuala Lumpur.
(2)	Includes 2,000,000 owned by V Invesco Fund (L) Limited, a company owned and controlled by Victor Hoo.
(3)	Includes 100,000 ordinary shares owned by Acton Burnell Sdn Bhd, a company owned and controlled by Stanley Khoo.
(4)	Owned and controlled by Victor Hoo, our Chairman and Chief Executive Officer.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.
Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees

Certain Relationships and Related Party Transactions

Some of the group’s transactions and arrangements are with related parties and the effect of these on the basis determined between the parties is reflected in these financial statements. The balances are unsecured, interest-free and repayable on demand unless otherwise stated.

●	Victor Hoo our Chairman, and Karen Liew, our Executive Director, are spouses.

●	In fiscal year 2020, the Company has advanced a total of RM3,014,790 (USD 722,105) to the Chairman, Victor Hoo, on interest-free basis which the total loan had been fully repaid in 2021.

●	In fiscal year 2021, V Capital Sdn Bhd, an entity controlled by Victor Hoo, has provided technology consultancy services to the Company that amounting to RM2,000,000 (USD 479,042).

●
In fiscal year 2021, the Company has been receiving advances from V Capital Sdn Bhd and Chairman, Victor Hoo, amounting to RM5,834,990 (USD 1,397,603) and RM1,428,088 (USD 342,057), respectively, to finance the Company’s activities. The amounts due to V Capital Sdn Bhd and Victor Hoo are unsecured, do not bear interest and repayable on December 31, 2023.

●	In fiscal year 2021, the Company has acquired technology consultancy services from V Capital Sdn Bhd for RM4,227,465 (USD 1,012,567).

●	In fiscal year 2021, Victor Hoo our Chairman, has been appointed as the Chairman and Managing Director of Treasure Global Inc.

●	In fiscal year 2021, the Company wholly owned subsidiary, V Capital Consulting Limited has received an amount of RM9,603,213 (USD 2,300,171) from Treasure Global Inc as its consultation fee.

●	In fiscal year 2021, the Company wholly owned subsidiary, V Capital Kronos Berhad has subscribed 1,702,899 Treasure Global Inc’s shares with a total amount of USD 1,550,000.00

●
In fiscal year 2022, the Company has been receiving advances from V Capital Sdn Bhd, amounting to RM1,845,275 (USD 0.42 million) to finance the Company’s activities. The amounts due to V Capital Sdn Bhd are unsecured, do not bear interest and repayable on December 31, 2024. The amount previously owed to V Capital Sdn Bhd of RM5,834,990 (USD1,397,603) has been fully repaid.

●	In fiscal year 2022, the Company has been receiving business consultancy services from V Invesco Sdn Bhd for a total of RM1.3 million (USD0.3 million).

C.
Interests of experts
and counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A.
Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Dividend Policy

We currently anticipate that we will retain any future earnings for the operation and expansion of our business. Accordingly, we do not currently anticipate declaring or paying any cash dividends on our ordinary shares for the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our Board and will depend on then existing conditions. Under BVI law, the directors of the company can approve a distribution at any time and of such amount as they think fit, provided that the resolution of directors authorizing the distribution must include a Solvency Statement that, in the opinion of the directors, the company will, immediately after the distribution, satisfy the solvency test set out in the BVI Business Companies Act, 2004, being that:

i.	the value of the company’s assets exceeds its liabilities; and
ii.	the company is able to pay its debts as they fall due.

B.
Significant Changes

On January 3, 2023, the Company sold 1,702,899 shares of Treasure Global Inc for an aggregate price of USD3,065,218.20 (USD1.80 per share). As of January 3, 2023, the Company holds nil of the equity interest in Treasure Global Inc.

Item 9. THE OFFER AND LISTING

A.
Offer and Listing Details.

Our Ordinary Shares have been listed on the Nasdaq Capital Market since April 13, 2023 under the symbol “VCIG.”

B.
Plan of Distribution

Not applicable.

C.
Markets

Our Ordinary Shares have been listed on the Nasdaq Capital Market since April 13, 2023 under the symbol “VCIG.”

D.
Selling Shareholders

Not applicable.

E.
Dilution

Not applicable.

F.
Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A.
Share Capital

Not applicable.

B.
Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our articles of association, Exhibit 3.1, and the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333-268109), as amended, initially filed with the SEC on November 1, 2022.

C.
Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.
Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Exchange Control.”

E.	Taxation

British Virgin Islands Taxation

The Company and all dividends, interest, rents, royalties, compensation and other amounts paid by the Company to persons who are not resident in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of the Company by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of the Company.

All instruments relating to transfers of property to or by the Company and all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from payment of stamp duty in the BVI. This assumes that the Company does not hold an interest in real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to the Company or its members.

Material United States Federal Income Tax Considerations

The following is a discussion of certain material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ordinary shares by a U.S. Holder, as defined below, that acquires our ordinary shares in our initial public offering
and holds our ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based on existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 5% or more of our voting shares, investors that hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax on unearned income.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ordinary shares are urged to consult their tax advisors regarding an investment in our ordinary shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, distributions of cash or other property made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this annual report.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or
●
at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in our initial public offering
will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in our initial public offering
) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our combined and consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;
●
the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●
the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year during which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our ordinary shares” generally would not apply. The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis
quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations). If the ordinary shares are regularly traded on a qualified stock exchange or other market, and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares.

F.
Dividends and Paying Agents

Not applicable.

G.
Statement by Experts

Not applicable.

H.
Documents on Display

We have previously filed with the SEC our registration statements on Form F-1 (File No. 333-268109), as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at
http://www.sec.gov
that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.
Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—A. History and Development of the Company.”

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The management of the Group monitors and manages the financial risks relating to the operations of the Group to ensure appropriate measures are implemented in a timely and effective manner. These risks include market risk (including currency risk and interest rate risk), credit risk and liquidity risk.

Market risk management

The Group activities are exposed primarily to the financial risks of changes in foreign currency exchange rates and interest rates. Management monitors risks associated with changes in foreign currency exchanges rates and interest rates and will consider appropriate measures should the need arise.

There has been no significant change to the Group’s exposure to market risk or the manner in which it manages and measures the risk.

Foreign currency risk management

The Group also transacts business in foreign currencies other than its functional currencies, as further disclosed below, and is therefore exposed to foreign exchange risk.

The currency exposure of financial assets and financial liabilities denominated in currencies other than the Group’s functional currencies are as follows:

	Assets		Liabilities
	2021	2022	2021	2022
	RM	RM	RM	RM

Singapore Dollar	5,225	12,605	-	-
United States Dollar	1,486,062	3,226,121	62,490	6,008,843

Foreign currency sensitivity

The following table details the sensitivity to a 5% increase and decrease in the related foreign currencies against the functional currency (“RM”) with all the other variables held constant. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the possible change in foreign exchange rates.  The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 5% change in foreign currency rates.

	2021	2022
	RM	RM

Singapore Dollar	261	630
United States Dollar	71,179	(139,136)

Interest rate risk management

The Group is exposed to interest rate risk as the Group has bank loans which are interest bearing. The interest rates and terms of repayment of the loans are disclosed in the Note to the financial statements. The Group currently does not have an interest rate hedging policy.

Interest rate sensitivity analysis

The sensitivity analysis below has been determined based on the exposure to interest rate for non-derivative instruments at the end of the reporting period.  A 50 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates on loans had been 50 basis points higher/lower and all other variables were held constant, the Group’s profit for the year would decrease/increase by approximately RM3,000 (2021: RM3,000, 2020: Nil).

Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. At the end of each reporting period, the Group maximum exposure to credit risk which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties arises from the carrying amount of the respective recognized financial assets as stated in the Statements of Financial Position.

In order to minimise credit risk, the Group has delegated its finance team to develop and maintain the Group’s credit risk grading to categorise exposures according to their degree of risk of default. The finance team uses publicly available financial information and the Group’s own historical repayment records to rate its major customers and debtors. The Group’s exposure and the credit ratings of its counterparties are continuously monitored, and the aggregate value of transactions concluded is spread amongst approved counterparties.

The Group’s current credit risk grading framework comprises the following categories:

Category	Description	Basis for recognising ECL
Performing	The counterparty has a low risk of default and does not have any past-due amounts	12-month ECL
Doubtful	There has been a significant increase in credit risk since initial recognition	Lifetime ECL- not credit-impaired
In default	There is evidence indicating the asset is credit impaired	Lifetime ECL - credit impaired
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off

For trade receivables, the Group has applied the simplified approach allowed in the accounting standard to measure the loss allowance at lifetime ECL. The Group determines the ECL on these items by using a provision matrix, estimated based on historical credit loss experience based on the past default experience of the debtor, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date. To measure the expected credit losses, trade receivables has been grouped based on shared credit risk characteristics (including high risk, normal risk and low risk type).

The directors of the Company considered that the ECL for non-credit impaired trade receivables is insignificant as at the end of the reporting period.

Liquidity risk management

Liquidity risk is the risk that the Group will encounter difficulty in meeting financial obligations due to shortage of funds.

In assessing our liquidity, we monitor and analyse our cash on-hand and our operating expenditure commitments. Our liquidity needs are to meet our working capital requirements and operating expenses obligations. To date, we have financed our operations primarily through cash flows from operations, equity financing, and short-term borrowing from banks and third parties.

Based on the above considerations, management is of the opinion that the Company has sufficient funds to meet its working capital requirements and debt obligations, for at least the next 12 months from the unaudited condensed consolidated financial statement filing date. However, there is no assurance that management will be successful in their plans. There are several factors that could potentially arise that could undermine the Company’s plans, such as changes in the demand for its services, economic conditions, its operating results not continuing to deteriorate and its bank and shareholders being able to provide continued financial support.

The Group maintains sufficient cash and cash equivalent, and internally generated cash flows to finance their activities.

Liquidity risk analyses

Non-derivative financial liabilities

The following table details the remaining contractual maturity for non-derivative financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows. The adjustment column represents the possible future cash flows attributable to the instrument included in the carrying amount of the financial liability on the statement of financial position.

	Weighted average effective interest rate	On demand or within 1 year	Within 2 to 5 years	Total
	%	RM	RM	RM

2022
Non-interest bearing	-	13,994,964	-	13,994,964
Fixed interest rate	3.5-4.31%	1,114,999	744,331	1,821,289
Variable interest rate	BLR+2.6%	16,543	-	16,543
Total		15,126,506	744,331	15,870,837

2021
Non-interest bearing	-	11,690,481	-	11,690,481
Fixed interest rate	3.5%	753,561	426,431	1,179,992
Variable interest rate	BLR+2.6%	39,816	16,543	56,359
Total		12,483,858	442,974	12,926,832

2020
Non-interest bearing	-	40,828	-	40,828
Total	-	40,828	-	40,828

Non-derivative financial assets

As at the end of the reporting period, the non-derivative financial assets are interest free and repayable on demand.

Fair value of financial assets and financial liabilities

The management considers that the carrying amounts of Group’s financial assets and financial liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments. The fair values of other classes of financial assets and liabilities are disclosed in the respective notes to financial statements.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.
Debt Securities

Not applicable.

B.
Warrants and Rights

Not applicable.

C.
Other Securities

Not applicable.

D.
American Depositary Shares

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-268109) for our initial public offering, which was declared effective by the SEC on March 31, 2023. In April 2023, we completed our initial public offering in which we issued and sold an aggregate of 1,280,000 Ordinary Shares, at a price of $4.00 per share for $5,120,000. Boustead Securities, LLC was the representative of the underwriters of our initial public offering.

We incurred approximately $1,218,100 in expenses in connection with our initial public offering, which included approximately $358,400 in underwriting discounts, approximately $259,200 in expenses paid to or for underwriters, and approximately $600,500 in other expenses. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities, or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities, or our affiliates.

We received net proceeds of approximately $3.9 million after the deduction of approximately $1.2 million of offering costs. As of the date of this annual report, we have not yet used any of the proceeds received from our initial public offering. However, we intend to use the proceeds in the manner disclosed in our registration statement on Form F-1, as amended (File Number 333-268109) which are (i) general working capital (30%); (ii) business and team expansion by recruiting more professional consultants across different industries (30%); and (iii) specific industry-focused acquisition (40%).

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Marco Baccanello is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended, or the Securities Act.
Mr. Marco Baccanello satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Our Board plans to adopt a written code of business conduct and ethics (“Code”) that applies to our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. We intend to post on our website a current copy of the Code and all disclosures that are required by law in regard to any amendments to, or waivers from, any provision of the Code.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by WWC, P.C., our independent registered public accounting firm for the periods indicated.

WWC, P.C.

	For the Years Ended December 31,
	2022	2021
Audit fees (1)	$430,000	$-
Total	$430,000	$-

(1)
Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2023.

(2)
All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

The audit committee of our board of directors has established its pre-approval policies and procedures, pursuant to which the audit committee approved the foregoing audit, tax, and non-audit services provided by WWC, P.C. in the fiscal years as described above. Consistent with our audit committee’s responsibility for engaging our independent auditors, all audit and permitted non-audit services require pre-approval by the audit committee. The full audit committee approves proposed services and fee estimates for these services. One or more independent directors serving on the audit committee may be delegated by the full audit committee to pre-approve any audit and non-audit services. Any such delegation shall be presented to the full audit committee at its next scheduled meeting. Pursuant to these procedures, the audit committee approved the foregoing audit services provided by WWC, P.C.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable
.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There has been no change in independent accountants for our Company during the two most recent fiscal years or any subsequent interim period. There have been no disagreements of the type required to be disclosed by Item 16F(b).

Item 16G. CORPORATE GOVERNANCE

As a British Virgin Islands company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq Stock Market listing rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the Nasdaq Capital Market. Nasdaq Stock Market listing rule 5635 generally provides that shareholder approval is required for U.S. domestic companies listed on the Nasdaq Capital Market prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, Nasdaq Stock Market listing rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The British Virgin Islands do not require shareholder approval prior to any of the foregoing types of issuances. Our Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. Our board of directors has elected to follow our home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of VCI Group, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Memorandum and Articles of Association of the Registrant, incorporated by reference to Exhibit 3.1 to the F-1, as filed with the SEC on November 1, 2022
4.1	Employment Agreement, dated January 1, 2022 between Victor Hoo and the V Capital Kronos Berhad – incorporated by reference to Exhibit 10.1 to the F-1, as filed with the SEC on November 1, 2022
4.2	Employment Agreement, dated January 1, 2022 between Karen Liew and V Capital Kronos Berhad – incorporated by reference to Exhibit 10.2 to the F-1, as filed with the SEC on November 1, 2022
4.3	Employment Agreement, dated January 1, 2022 between Vincent Hong and V Capital Kronos Berhad – incorporated by reference to Exhibit 10.3 to the F-1, as filed with the SEC on November 1, 2022
4.4	Employment Agreement, dated January 1, 2022 between Stanley Khoo and V Capital Kronos Berhad – incorporated by reference to Exhibit 10.4 to the F-1, as filed with the SEC on November 1, 2022
4.6	Employment Agreement, dated January 1, 2022 between Ang Zhi Feng and V Capital Kronos Berhad – incorporated by reference to Exhibit 10.6 to the F-1, as filed with the SEC on November 1, 2022
4.7	Employment Agreement, dated January 1, 2022 between Vivian Yong Hui Wun and V Capital Kronos Berhad – incorporated by reference to Exhibit 10.7 to the F-1, as filed with the SEC on November 1, 2022
8.1	List of Subsidiaries of the Registrant– incorporated by reference to Exhibit 21.1 to the F-1/A1, as filed with the SEC on November 29, 2022
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VCI Global Limited

	By:	/s/ Victor Hoo
Victor Hoo
Chief Executive Officer, Director, and
Chairman of the Board of Directors
(Principal Executive Officer)

Date: May 15 , 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of

            VCI Global Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of VCI Global Ltd. and its subsidiaries (the “Company”) as of December 31, 2021, and 2022, and the related consolidated statements of profit or loss and other comprehensive income/(loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

WWC, P.C.
Certified Public Accountants
PCAOB ID No. 1171

We have served as the Company’s auditor since 2022.

San Mateo, California

May
 1
5
, 2023

VCI GLOBAL LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT
S
OF FINANCIAL POSITION
AS OF DECEMBER 31, 2021 AND 2022

	Note	2021	2022	2022
		RM	RM	USD
ASSETS

Non-current assets
Financial assets measured at fair value through other comprehensive income	4	34,221,879	12,819,747	2,911,924
Financial assets measured at fair value through profit and loss	5	1,309,134	72,295	16,422
Property and equipment	6	152,532	1,551,579	352,431
Right- of- use assets	7	-	714,143	162,213
Deferred initial public offering expense	8	-	6,564,162	1,491,008
Deferred tax assets	9	339,650	339,650	77,149
Total non-current assets		36,023,195	22,061,576	5,011,147

Current assets
Trade and other receivables – third parties	10	4,540,984	14,453,809	3,283,091
Trade and other receivables – related party	28		1,305,724	296,587
Amount due from related parties	2 8	427,677	7,000	1,590
Cash and bank balances	1 1	3,122,947	3,995,995	907,665
Total current assets		8,091,608	19,762,528	4,488,933

Total assets		44,114,803	41,824,104	9,500,080

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables	1 2	1,726,403	10,408,318	2,364,183
Contract liabilities	1 3	500,000	-	-
Bank and other borrowings	1 5	812,466	783,542	177,977
Lease liabilities	1 4	-	322,208	73,188
Deferred revenue	1 6	1,510,321	-	-
Income tax payable		8,284,766	1,716,794	389,959
Total current liabilities		12,833,956	13,230,862	3,005,307

Non-current liabilities
Bank and other borrowings	1 5	398,526	309,331	70,262
Lease liabilities	1 4	-	422,751	96,025
Amount due to related parties	2 8	9,964,078	3,586,646	814,684
Deferred revenue	1 6	1,555,000	-	-
Total non-current labilities		11,917,604	4,318,728	980,971

Total liabilities		24,751,560	17,549,590	3,986,278

Capital and reserves
Share capital	1 7	220,000	13,127,427	2,981,812
Capital reserve	1 8	6,532,560	6,532,560	1,483,830
Retained earnings		12,981,942	6,255,851	1,420,976
Attributable to equity owners of the Company		19,734,502	25,915,838	5,886,618
Non-controlling interests		(371,259)	(1,641,324)	(372,816)
Total equity		19,363,243	24,274,514	5,513,802

Total liabilities and equity		44,114,803	41,824,104	9,500,080

The accompanying notes are an integral part of these consolidated financial statements.

VCI GLOBAL LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT
S
OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
/(LOSS)
FOR THE YEARS ENDED DECEMBER 31,
2020,

2021
AND
2022

	Note	2020	2021	2022	2022
		RM	RM	RM	USD

Revenue		3,648,406	37,871,829	34,265,404	7,783,170
Revenue - related party		-	9,603,213	1,304,478	296,304
Total revenue	19	3,648,406	47,475,042	35,569,882	8,079,474

Other income	20	402,250	278,855	1,732,343	393,491

Cost of services	21	(416,179)	(10,300,051)	(7,655,889)	(1,738,987)

Depreciation	6 & 7	-	(55,232)	(467,616)	(106,216)

Directors’ fees		-	(656,000)	(193,000)	(43,839)

Employee benefit expense	22	-	(4,198,908)	(10,395,252)	(2,361,216)

Impairment allowance on trade receivables	10	-	(1,415,211)	(342,427)	(77,780)

Rental expenses	27	-	(237,205)	(257,243)	(58,431)

Legal and professional fees		(3,377)	(728,716)	(181,228)	(41,165)

Finance cost	23	-	(106,473)	(51,104)	(11,608)

Other operating expenses	24	(29,128)	(2,997,803)	(4,034,471)	(916,405)

Profit before income tax	25	3,601,972	27,058,298	13,723,995	3,117,318

Income tax expense	26	(872,882)	(7,120,480)	6,590,981	1,497,100

Profit for the year		2,729,090	19,937,818	20,314,976	4,614,418

Other comprehensive income /(loss)
Fair value adjustment on financial assets measured at fair value through other comprehensive income	4	-	27,822,892	(21,402,132)	(4,861,358)
Other comprehensive income /(loss)		-	27,822,892	(21,402,132)	(4,861,358)

Total comprehensive income/(loss) for the year		2,729,090	47,760,710	(1,087,156)	(246,940)

Profit /(Loss) attributable to:
Equity owners of the Company		2,729,090	20,339,137	21,585,041	4,902,905
Non-controlling interests		-	(401,319)	(1,270,065)	(288,487)
Total		2,729,090	19,937,818	20,314,976	4,614,418

Total comprehensive income/(loss) attributable to:
Equity owners of the Company		2,729,090	48,162,029	182,909	41,547
Non-controlling interests		-	(401,319)	(1,270,065)	(288,487)
Total		2,729,090	47,760,710	(1,087,156)	(246,940)

EARNINGS PER SHARE – BASIC AND DILUTED		0.08	0.60	0.59	0.13

EARNINGS PER SHARE

	December 31,
	2020	2021	2022
Weighted average number of ordinary shares used in computing basic earnings	33,400,100	33,400,100	34,412,259
Weighted average number of ordinary shares used in computing diluted earnings	33,400,100	33,400,100	34,412,259

VCI GLOBAL LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT
S
OF CHANGES IN EQUITY

				Attributable to equity owners of the Company
		Share capital		Capital reserves	Retained earnings	Total	Non- controlling interests	Total equity
		RM		RM	RM	RM	RM	RM
	Note

Balance at January 1, 2020		220,000		483,575	-	703,575	-	703,575

Group restructuring – injection of operating subsidiaries		-		6,048,985	(909,177)	5,139,808	-	5,139,808

Total comprehensive income for the year		-		-	2,729,090	2,729,090	-	2,729,090

Balance at December 31, 202 0		220,000		6,532,560	1,819,913	8,572,473	-	8,572,473

Profit for the year		-		-	20,339,137	20,339,137	(401,319)	19,937,818

Other comprehensive income		-		-	27,822,892	27,822,892	-	27,822,892

Contribution from non-controlling shareholders		-		-	-	-	30,060	30,060

Transactions with owners of the Company recognised directly in equity		-		-	-	-	-	-
Constructive dividends paid		-		-	(37,000,000)	(37,000,000)	-	(37,000,000)

Balance at December 31, 2021		220,000		6,532,560	12,981,942	19,734,502	(371,259)	19,363,243

Profit for the year		-		-	21,585,041	21,585,041	-	21,585,041

Other comprehensive income/loss		-		-	(21,402,132)	(21,402,132)	-	(21,402,132)

Contribution from non-controlling shareholders			-	-	-	-	(1,270,065)	(1,270,065)

Transactions with owners of the Company recognised directly in equity		-		-	-	-	-	-
Issuance of new shares		12,907,427		-	-	12,907,427	-	12,907,427
Constructive dividends paid		-		-	(6,909,000)	(6,909,000)	-	(6,909,000)

Balance at December 31, 2022		13,127,427		6,532,560	6,255,851	25,915,838	(1,641,324)	24,274,514

The accompanying notes are an integral part of these consolidated financial statements
.

VCI GLOBAL LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT
S
OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,
2020,
2021
AND
2022

	2020	2021	2022	2022
	RM	RM	RM	USD

Operating activities
Profit before income tax	3,601,972	27,058,298	13,723,995	3,117,318
Adjustments for:
Impairment allowance on trade receivables	-	1,415,211	342,427	77,780
Impairment of goodwill on consolidation	-	282,963	-	-
Bad debt written off	-	123,502	-	-
Preliminary expense written off	-	10,400	-	-
Property and equipment written off	-	-	12	3
Depreciation of property and equipment	-	55,232	229,568	52,145
Depreciation of right-of-use assets	-	-	238,048	54,071
Gain on disposal of investment	-	-	(1,542,200)	(350,301)
Gain on disposal of property and equipment	-	-	(6,501)	(1,477)
Loss on disposal of property and equipment	-	-	29,267	6,648
Interest expense	-	106,473	50,328	11,432
Interest income	-	(1,571)	(49)	(11)
Operating cash flows before movements in working capital	3,601,972	29,050,508	13,064,895	2,967,608

Trade and other receivables – third parties	54,117	(5,729,429)	(13,010,252)	(2,955,196)
Trade and other receivables – related party	-	-	(1,305,724)	(296,587)
Trade and other payables	(2,217)	4,453,808	695,175	157,906
Contract liabilities	-	-	(500,000)	(113,572)
Deferred revenue	-	-	(310,321)	(70,487)
Cash generated from/(used in)operations	3,653,872	27,774,887	(1,366,227)	(310,328)

Income tax paid	-	(56,646)	23,009	5,226
Net cash from/(used in) operating activities	3,653,872	27,718,241	(1,343,218)	(305,102)

Investing activities
Purchase of property and equipment	-	(105,458)	(1,668,951)	(379,092)
Proceeds from disposal of property and equipment	-		17,558	3,988
Interest received		1,571	49	11
Purchase of financial assets measured at fair value through other comprehensive income	-	(6,398,987)	-	-
Purchase of financial assets measured at fair value through profit and loss	-	(1,309,134)	(10,211)	(2,319)
Proceed from disposal of investment	-	-	2,789,250	633,560
Acquisition of subsidiaries (Note 1)	-	255,900	-	-
Net cash (used in)/from investing activities	-	(7,556,108)	1,127,695	256,148

Financing activities
Proceeds from other borrowings	-	1,200,000	-	-
Proceeds from issuance of shares	-	-	12,907,427	2,931,840
Repayment of other borrowings	-	(600,000)	(18,909)	(4,295)
Proceeds from bank borrowings	-	300,000	-	-
Repayment of bank borrowings	-	(56,226)	(124,770)	(28,340)
Deferred Initial Public expense	-	-	(577,422)	(131,158)
Repayment of operating lease	-	-	(232,000)	(52,697)
Advances made to related parties	(3,237,899)	(18,343,816)	(10,865,755)	(2,468,089)
Contribution from non-controlling interests	-	30,060	-	-
Net cash (used in)/from financing activities	(3,237,899)	(17,469,982)	1,088,571	247,261

Net increase in cash and cash equivalents	415,973	2,692,151	873,048	198,307
Cash and bank balances at beginning of year	14,823	430,796	3,122,947	709,358
Cash and bank balances at end of year	430,796	3,122,947	3,995,995	907,665

NON-CASH FINANCING ACTIVITIES:
Constructive dividends paid	-	37,000,000	6,909,000	1,569,336

The accompanying notes are an integral part of these consolidated financial statements.

VCI GLOBAL LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

Note 1

On January 1, 2021, the shareholders for both Accuventures Sdn Bhd and Imej Jiwa Communications Sdn Bhd entered into share sale agreements with Victor Hoo, our Chairman, to sell their shares (80% for Accuventures Sdn Bhd) and (100% for Imej Jiwa Communication Sdn Bhd) and also assign their voting and other rights that provided Mr. Hoo with control over each entity. Since Mr. Hoo also has control over the
Group
, there is common control with all three entities and Accuventures and Imej Jiwa were consolidated into the Group
.

The transfer of power was initiated first and then subsequently proceed with the legal documentation in regard to the shares transfer. The documentation of those shares transfer was completed on September 29, 2021 (Accuventures Sdn Bhd) and February 22, 2022 (Imej Jiwa Communications Sdn Bhd).

Identifiable assets acquired and liabilities assumed at the date of acquisition are:

		Imej Jiwa
	Accuventures	Communications
	Sdn Bhd	Sdn Bhd	Total	Total
	RM	RM	RM	USD

Cash and bank balances	43,276	754,943	798,219	191,190
Trade and other receivables	55,581	320,341	375,922	90,041
Property and equipment	83,906	18,388	102,294	24,502
Trade and other payables	(536,367)	(290,688)	(827,055)	(198,097)
Bank borrowings	-	(260,745)	(260,745)	(62,454)
Non-controlling interest	70,721	-	70,721	16,939
(Net liabilities)/ net asset	(282,883)	542,239	259,356	62,121

Less: Consideration paid	(80)	(542,239)	(542,319)	(129,897)
Goodwill on consolidation	(282,963)	-	(282,963)	(67,776)

Cash and bank balances	43,276	754,943	798,219	191,190
Less: consideration paid	(80)	(542,239)	(542,319)	(129,897)
Net cash inflow	43,196	212,704	255,900	61,293

Note 2 - Significant non-cash transaction

During the financial year ended 31 December 2021, a total of RM3
7
million (USD8.86 million) of dividends were declared; of the RM37 million in dividends, there was approximately RM34.8 million (USD8.35 million) used to offset amounts due from a related party (whom is also a major shareholder of the Group), the remainder of RM 2.2 (USD 0.51 million) remains outstanding and payable at 31 December 2021.

During the financial year ended 31 December 2022, a total RM6.9 million (USD1.6 million) of dividends were declared for offset amounts due from a related party (whom is also a major shareholder of the Group).

VCI GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO
CONSOLIDATED
FINANCIAL STATEMENTS

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

Organization and reorganization

VCI Global Limited was incorporated in the British Virgin Islands on April 29, 2020. The registered office of the Company is situated at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands. The principal place of business of the Company is situation at B03-C-8, Menara 3A, KL Eco City, No.3 Jalan Bangsar, 59200 Kuala Lumpur, Malaysia.

The Group structure which represents the operating subsidiaries and dormant companies as the reporting date is as follow:

The Company and its subsidiaries are in the table as follows:

	Percentage of effective ownership
	December 31,
Name	Date of incorporation	2020	2021	2022	Place of incorporation	Principal activities
		%	%	%
VCI Global Limited	29.04.2020	-	100	100	British Virgin Island	Holding company
V Capital Kronos Berhad	01.09.2020	100	100	100	Malaysia	Holding company
V Capital Venture Sdn Bhd	19.08.2014	100	100	100	Malaysia	Provision of corporate and business advisory services in corporate finance, corporate structuring and restructuring, listings on recognised stock exchanges, and fintech advisory
Accuventures Sdn Bhd	22.06.2015	-	80	80	Malaysia	Provision of technology development, computer software programming and holding company.
Credilab Sdn Bhd	26.10.2020	-	80	80	Malaysia	Carry on licensed money lending activities, consulting, information technology development, and computer software programming
V Capital Advisory Sdn Bhd	12.02.2018	100	100	100	Malaysia	Provision of corporate and business advisory in relation to corporate listing exercise, equity investment, corporate restructuring, merger and acquisition and corporate finance.
V Capital Quantum Sdn Bhd	18.01.2018	100	100	100	Malaysia	Provision of information technology development, business consultancy services and holding company.
V Capital Consulting Limited	01.03.2016	100	100	100	British Virgin Island	Provision of corporate and business advisory services in corporate finance, corporate structuring and restructuring, listings on recognised stock exchanges, and fintech advisory
Imej Jiwa Communication Sdn Bhd	29.10.2012	-	100	100	Malaysia	Provision of investor relation consultation services.
AB Management and Consultancy Sdn Bhd	05.04.2020	-	80	80	Malaysia	Holding company
Elmu Education Group Sdn Bhd	03.12.2020	-	56	56	Malaysia	Education and training services
Elmu V Sdn Bhd	18.05.2021	-	69.2	69.2	Malaysia	Education and training services
Elmu Higher Education Sdn Bhd	24.05.2021	-	56	56	Malaysia	Education and training services
V Capital Real Estate Sdn Bhd	05.07.2021	-	100	100	Malaysia	Dormant
V Capital Robotics Sdn Bhd	12.10.2021	-	100	100	Malaysia	Dormant
TGI V Sdn Bhd	12.11.2021	-	100	100	Malaysia	Dormant
VCIG Limited	29.04.2020	-	100	100	British Virgin Island	Dormant
V Galactech Sdn Bhd	12.01.2022	-	-	100	Malaysia	Provision of information technology development
VC Acquisition Ltd	04.01.2022	-	-	100	Malaysia	Dormant
VC Acquisition II Ltd	04.01.2022	-	-	100	British Virgin Island	Dormant

In order to facilitate the Company’s initial public offering, the Company completed a series of reorganization transactions (the “Reorganization”), whereby, each of the operating and holding entities under the controlling shareholder’s common control before and after the Reorganization, were ultimately contributed to the Company:

On April 21, 2021, Mr. Victor Hoo Voon Him and his spouse, Liew Soo Hua transferring 100% issued capital of V Capital Quantum Sdn Bhd to V Capital Kronos Berhad;

On April 22, 2021, Mr. Victor Hoo Voon Him transferring 100% issued share capital of V Capital Advisory Sdn Bhd to V Capital Kronos Berhad;

On April 22, 2021, Mr. Victor Hoo Voon Him and his spouse, Liew Soo Hua transferring 100% issued capital of V Capital Venture Sdn Bhd to V Capital Kronos Berhad;

On August 30, 2021, Mr. Victor Hoo Voon Him transferring 100% issued share capital of V Capital Consulting Limited to V Capital Quantum Sdn Bhd;

On September 29, 2021, Messrs. Chang Wai Kwan, Harold Chen Yoong Kin, Lim May Ling, each transferring 29 ordinary shares and 2 ordinary shares respectively in Accuventures Sdn Bhd to V Capital Ventures Sdn Bhd; and

On February 21, 2022, Mr. Victor Hoo Voon Him transferring 100% issued share capital of Imej Jiwa Communication Sdn Bhd to V Capital Kronos Berhad; and

On April 8, 2022, the Company has issued a total of 33,400,100 shares at USD0.0001 to V Capital Kronos Berhad’s shareholders in exchange of their shares in V Capital Kronos Berhad. VCI Global Limited acquired 100% of V Capital Kronos Berhad from the Founder and other insignificant shareholders. As V Capital Kronos Berhad was under common control of the founder during all the periods presented, was accounted for in a manner similar to a pooling of interest with assets and liabilities all reflected at their historical amounts in the Group’s consolidated financial statements as if the reorganization had always been in place. As such, the Group’s consolidated financial statements were prepared as if VCI Global Limited has control over V Capital Kronos Berhad for all periods presented.

The Reorganization completed on April 8, 2022. Through the Reorganization, the Company became the holding company of the companies now comprising the Group. Accordingly, the financial statements were prepared on a consolidated basis by applying the principles of common control as if the reorganization had been completed at the beginning of the first reporting period.

Principal activities

The Company is a holding company. The principal activities of the Company and its subsidiaries (collectively referred to as the “Company” or “the Group”) are the provision of business strategy consultancy and technology development solution consultancy. The Company is headquartered in Malaysia and conducts its primary operations through its significant direct and indirectly held subsidiaries that are incorporated and domiciled in Malaysia, namely V Capital Kronos Berhad, V Capital Quantum Sdn. Bhd., and V Capital Consulting Limited where was incorporated in the British Virgin Islands.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The consolidated financial statements have been prepared in accordance with the historical cost basis, except as disclosed in the accounting policies below, and are drawn up in accordance with the provisions of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability which market participants would take into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these financial statements is determined on such a basis.

In addition, for financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability.

ADOPTION OF NEW AND REVISED STANDARDS

At the date of authorisation of these financial statements, management anticipates that the adoption of the above/other IFRSs and amendments to IFRS in future periods will not have a material impact on the financial statements of the Group in the period of their initial adoption.

NEW AND REVISED IFRS IN ISSUE BUT NOT YET EFFECTIVE

At the date of authorisation of these financial statements, the Group has
not adopted the new and revised IFR
S
, IFRS INT and amendments to IFRS that have been issued but are not yet effective to them. The
Group
do not anticipate that the adoption of these new and revised IFRS pronouncements in future periods will have a material impact on the Group’s financial statements in the period of their initial adoption.

The preparation of these financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions. The areas involving a higher degree of judgement or complexity, or areas where estimates and assumptions are significant to the financial statements are disclosed in Note 3.

BASIS OF CONSOLIDATION

(a)	Consolidation

As the Group were under same control of the controlling shareholders and their entire equity interests were also ultimately held by the controlling shareholders immediately prior to the group reorganization, the consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows statements are prepared as if the current group structure had been in existence throughout the three-year period ended December 31, 2022, or since the respective dates of incorporation/establishment of the relevant entity, where this is a shorter period. The consolidated statements of financial position
as at December 31, 2021 and 2022 present the assets and liabilities of the aforementioned companies now comprising the Group which had been incorporated/established as at the relevant balance sheet date as if the current group structure had been in existence at those dates based on the same control aforementioned. The
Group
eliminates all significant intercompany balances and transactions in its consolidated financial statements.

Subsidiary corporations are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiary corporations are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on that control ceases.

In preparing the consolidated financial statements, transactions, balances and unrealized gains on transactions between group entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiary corporations have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests comprise the portion of a subsidiary corporation’s net results of operations and its net assets, which is attributable to the interests that are not owned directly or indirectly by the equity holders of the Company. They are shown separately in the consolidated statements
of comprehensive income,
statements
of changes in equity, and
statements of financial position
. Total comprehensive income is attributed to the non-controlling interests based on their respective interests in a subsidiary, even if this results in the non-controlling interests having a deficit balance.

Acquisition of entities under an internal reorganization scheme does not result in any change in economic substance. Accordingly, the consolidated financial statements of the
Group
are a continuation of the acquired entities and is accounted for as follows:

(i)	The results of entities are presented as if the internal reorganization occurred from the beginning of the earliest period presented in the financial statements;

(ii)
The
Group
will consolidate the assets and liabilities of the acquired entities at the pre-combination carrying amounts. No adjustments are made to reflect fair values, or recognize any new assets or liabilities, at the date of the internal reorganization that would otherwise be done under the acquisition method; and

(iii)
No new goodwill is recognized as a result of the internal reorganization. The only goodwill that is recognized is the existing goodwill relating to the combining entities. Any difference between the consideration paid/transferred and the equity acquired is reflected within equity as merger reserve or deficit.

(b)	Acquisitions

The acquisition method of accounting is used to account for business combinations entered into by the Group.

The consideration transferred for the acquisition of a subsidiary corporation or business comprises the fair value of the assets transferred, the liabilities incurred, and the equity interests issued by the Group. The consideration transferred also includes any contingent consideration arrangement and any pre-existing equity interest in the subsidiary measured at their fair values at the acquisition date.

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interest in the acquiree at the date of acquisition either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.

The excess of (a) the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the (b) fair value of the identifiable net assets acquired is recorded as goodwill.

(c)	Disposals

When a change in the Group’s ownership interest in a subsidiary corporation result in a loss of control over the subsidiary corporation, the assets and liabilities of the subsidiary corporation including any goodwill are derecognized. Amounts previously recognized in other comprehensive income in respect of that entity are also reclassified to profit or loss or transferred directly to retained earnings if required by a specific Standard.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost, and its fair value is recognized in profit or loss.

(d)	Transactions with non-controlling interests

Changes in the Group’s ownership interest in a subsidiary corporation that do not result in a loss of control over the subsidiary corporation are accounted for as transactions with equity owners of the Company. Any difference between the change in the carrying amounts of the non-controlling interest and the fair value of the consideration paid or received is recognized within equity attributable to the equity holders of the Company.

CONVENIENCE TRANSLATION

Translations of amounts in the consolidated statement of financial position, consolidated statements of profit or loss and other comprehensive income, and consolidated statement of cash flows from RM into USD as of and for the year ended December 31, 2022 are solely for the convenience of the reader and were calculated at the noon buying rate of USD1 = RM4.4025, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the RM amounts could have been, or could be, converted, realized or settled into USD at such rate or at any other rate.

FINANCIAL ASSETS

(a)	Classification and measurement

The Group classifies its financial assets at fair value through other comprehensive income, fair value through profit and loss and amortized cost.

The classification depends on the Group’s business model for managing the financial assets as well as the contractual terms of the cash flows of the financial assets.

Financial assets at fair value through other comprehensive income (“FVTOCI”) are equity securities which are not held for trading but more for strategic investments or debt securities where contractual cash flows are solely principal and interest and the objective of the Group’s business model is achieved both by collecting contractual cash flow and selling financial assets.

On initial recognition, the Group may make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments as at FVTOCI. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognised by an acquirer in a business combination.

Investments in equity instruments as at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognised in other comprehensive income (“OCI”) and accumulated in the retained earnings. The cumulative gain or loss will not be reclassified to profit or loss on disposal of the equity investments, and will be transferred to retained earnings.

The Group reclassifies debt instruments when and only when its business model for managing those assets changes.

At subsequent measurement - Debt instrument

Debt instruments mainly comprise of cash and cash equivalents and other receivables (excluding prepayments).

Debt instruments that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt instrument that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in interest income using the effective interest rate method.

The Group recognises a loss allowance for ECL on financial assets which are subject to impairment assessment under IFRS 9. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument. The Group always recognises lifetime ECL for accounts receivables. The ECL on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate. For all other financial instruments, the Group measures the loss allowance equal to 12-month ECL, unless when there has a significant increase in credit risk since initial recognition, the Group recognises lifetime ECL. The assessment of whether lifetime ECL should be recognised is based on significant increase in the likelihood or risk of a default occurring since initial recognition.

Significant increase in credit risk

In assessing whether the credit risk has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort. Forward-looking information considered includes the future prospects of the industries in which the Group’s debtors operate, obtained from economic expert reports, financial analysts, governmental bodies, relevant think-tanks and other similar organisations, as well as consideration of various external sources of actual and forecast economic information that relate to the Group’s operations.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly:

•	an actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating;

•	significant deterioration in external market indicators of credit risk, e.g. a significant increase in the credit spread, the credit default swap prices for the debtor;

•	existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations;

•	an actual or expected significant deterioration in the operating results of the debtor;

•	significant increases in credit risk on other financial instruments of the same debtor;

•
an actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor’s ability to meet its debt obligations.

Irrespective of the outcome of the above assessment, the Group presumes that the credit risk has increased significantly since initial recognition when contractual payments are more than 60 days past due, unless the Group has reasonable and supportable information that demonstrates otherwise.

( b )	Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date – the date on which the Group commits to purchase or sell the asset.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

On disposal of a debt instrument, the difference between the carrying amount and the sale proceeds is recognized in profit or loss.

F
INANCIAL LIABILITIES
AND EQUITY INSTRUMENTS

Classification as debt or equity

Debt and equity instruments issued by
the
Group are classified as either financial liabilities or as equity in accordance with substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the
 Group are recognised at the proceeds received, net of direct issue costs.

Financial liabilities

Except for derivative financial instruments which are stated at fair value through profit or loss, all other financial liabilities are subsequently measured at amortised cost using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortised cost of a financial liability.

Derecognition of financial liabilities

The Group derecognises financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss.

Offsetting financial instruments

Financial assets and liabilities are offset, and the net amount reported in the balance sheet when there is a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

PROPERTY AND EQUIPMENT

(a)	Measurement

(i)	Property and equipment

Property and equipment are initially recognized at cost and subsequently carried at cost less accumulated depreciation and accumulated impairment losses.

(ii)	Components of costs

The cost of an item of property and equipment initially recognized includes its purchase price and any cost that is directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

(b)	Depreciation

Depreciation on other items of property and equipment is calculated using the straight-line method to allocate their depreciable amounts over their estimated useful lives as followed;

Office renovation	-	10 years
Office equipment	-	5 years
Furniture and fittings	-	5 years
Electrical and fittings	-	10 years
Right of use asset	-	3 years

No depreciation is charged on construction in progress.

The residual values estimated useful lives and depreciation method of property and equipment are reviewed, and adjusted as appropriate, at each balance sheet date. The effects of any revision are recognized in profit or loss when the changes arise.

(c)	Subsequent expenditure

Subsequent expenditure relating to property and equipment that has already been recognized is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. All other repair and maintenance expenses are recognized in profit or loss when incurred.

(d)	Disposal

On disposal of an item of property and equipment, the difference between the disposal proceeds and its carrying amount is recognized in profit or loss.

TRADE AND OTHER RECEIVABLES

A receivable is recognised when the
Group
 has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognised before the
Group
has an unconditional right to receive consideration, the amount is presented as a contract asset. Trade receivables that do not contain a significant financing component are initially measured at their transaction price. Trade receivables that contain a significant financing component and other receivables are initially measured at fair value plus transaction costs. All receivables are subsequently stated at amortised cost, using the effective interest method and including an allowance for credit losses.

IMPAIRMENT OF NON-FINANCIAL ASSETS

Property and equipment are tested for impairment whenever there is any objective evidence or indication that these assets may be impaired.

For the purpose of impairment testing, the recoverable amount (i.e., the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash inflows that are largely independent of those from other assets. If this is the case, the recoverable amount is determined for the Cash Generating units (“CGU”) to which the asset belongs.

If the recoverable amount of the asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. The difference between the carrying amount and recoverable amount is recognized as an impairment loss in profit or loss.

An impairment loss for an asset is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The carrying amount of this asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

A reversal of impairment loss for an asset other than goodwill is recognized in profit or loss.

TRADE AND OTHER PAYABLES

Trade and other payables represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities.

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

CONTRACT LIABILITIES

A contract liability is recognised when the customer pays non-refundable consideration before the
Group
recognises the related revenue. A contract liability would also be recognised if the
Group
has an unconditional right to receive non-refundable consideration before the
Group
recognises the related revenue. In such cases, a corresponding receivable would also be recognised. Contract liabilities are recognized as revenue when the Group satisfied its performance obligation.

BANK AND OTHER BORROWINGS

Borrowings are presented as current liabilities unless the Group has an unconditional right to defer settlement for at least 12 months after the balance sheet date, in which case they are presented as non-current liabilities.

(a)
Borrowings -
Borrowings are initially recognized at fair value (net of transaction costs) and subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

(b)
Borrowing costs -
Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

DEFERRED REVENUE

Deferred revenue refers to advance payment from clients for services that have not yet been rendered. Under the accrual basis of accounting, the Group records this payment as a liability. Once the services have been rendered, the liability is reversed and revenue is recorded instead.

LEASES

When the Group is the lessee

At the inception of the contract, the Group assesses if the contract contains a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Reassessment is only required when the terms and conditions of the contract are changed.

●	Right-of-use assets

The Group recognizes a right-of-use asset and lease liability at the date which the underlying asset is available for use. Right-of-use assets are measured at cost which comprises the initial measurement of lease liabilities adjusted for any lease payments made at or before the commencement date and lease incentive received. Any initial direct costs that would not have been incurred if the lease had not been obtained are added to the carrying amount of the right- of-use assets.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Right-of-use assets are presented within “Property and equipment”.

●	Lease liabilities

The initial measurement of a lease liability is measured at the present value of the lease payments discounted using the implicit rate in the lease, if the rate can be readily determined. If that rate cannot be readily determined, the Group shall use its incremental borrowing rate.

Lease payments include the following:

-	Fixed payment (including in-substance fixed payments), less any lease incentives receivables;
-	Variable lease payment that are based on an index or rate, initially measured using the index or rate as at the commencement date;
-	Amount expected to be payable under residual value guarantees;
-	The exercise price of a purchase option if is reasonably certain to exercise the option; and
-	Payment of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

For contracts that contain both lease and non-lease components, the Group allocates the consideration to each lease component on the basis of the relative stand-alone price of the lease and non-lease component. The Group has elected to not separate lease and non-lease component for property leases and account these as one single lease component.

Lease liability is measured at amortized cost using the effective interest method. Lease liability shall be remeasured when:

-	There is a change in future lease payments arising from changes in an index or rate;
-	There is a change in the Group’s assessment of whether it will exercise an extension option; or
-	There is modification in the scope or the consideration of the lease that was not part of the original term.

Lease liability is remeasured with a corresponding adjustment to the right-of-use assets, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

●	Short-term and low-value leases

The Group has elected to not recognized right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low
-
value leases. Lease payments relating to these leases are expensed to profit or loss on a straight-line basis over the lease term.

●	Variable lease payments

Variable lease payments that are not based on an index or a rate are not included as part of the measurement and initial recognition of the lease liability. The Group shall recognize those lease payments in profit or loss in the periods that triggered those lease payments.

EMPLOYEE BENEFITS

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

(a)	Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into separate entities such as the
Employees
Provident Fund on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid.

(b)	Employee leave entitlement

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

PROVISIONS

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation.  Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

REVENUE RECOGNITION

Revenue is recognised to depict the transfer of promised services to clients at an amount that reflects the consideration to which an entity expects to be entitled in exchange for those services. Specifically, the
Group
uses a five-step approach to recognise revenue:

•
Step 1: Identify the contract(s) with a client

•
Step 2: Identify the performance obligations in the contract

•
Step 3: Determine the transaction price

•
Step 4: Allocate the transaction price to the performance obligations in the contract

•
Step 5: Recognise revenue when (or as) the
Group
satisfies a performance obligation

The
Group
recognises revenue when (or as) a performance obligation is satisfied, i.e., when “control” of the services underlying the particular performance obligations is transferred to clients.

A performance obligation represents a service (or a bundle of services) that is distinct or a series of distinct services that are substantially the same.

Control is transferred overtime and revenue is recognised overtime by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:

•	the client simultaneously receives and consumes the benefits provided by the Group’ s performance as the Group performs;

•	the Group’s performance creates or enhances an asset that the client controls as the asset is created or enhanced; or

•	the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

Otherwise, revenue is recognised at a point in time when the customer obtains control of the distinct service.

Advance payments received from clients are recognized as contract liabilities as the Group has not yet satisfied its performance obligation. Contract liabilities are recognized as revenue when the Group satisfied its performance obligation. The Group may receive payment for service prior to, or after it satisfies the performance obligation under a service agreement.

a)	Business Strategy Consultancy

Business strategy consultancy services primarily included listing advisory and solutions, investors relations and boardroom strategies consultancy. The revenues generated from business strategy consultancy services are generally based on the fixed fee billing arrangements that require the clients to pay a pre-established fee in exchange for a predetermined set of professional services. The clients agree to pay a fixed fee periodically over the contract terms as specified in the service agreements.

Our contracts from business strategy consultancy are typically less than a year in duration. Revenues are generally recognised over time. When contractual billings represent an amount that corresponds directly with the value provided to the client, revenues are recognised as amount become billable in accordance with the contract terms. Revenues from fixed-priced contracts are generally recognised using costs incurred to date relative to total estimated costs at completion to measure progress toward satisfying the Company performance obligations. Incurred cost represents work performed, which corresponds with, and thereby best depicts, the transfer of control to client.

b)	Technology Development, Solutions and Consultancy

Technology development, solutions and consultancy primarily included digital development, fintech solution and software solutions.

Technology Development

The contract is typically fixed priced and does not provide any post contract client support or upgrades. The
Group
designs system based on clients’ specific needs which require the
Group
to perform services including design/redesign, development, and integration. These services also require significant customization. Upon delivery of the services, client acceptance is generally required. The
Group
assesses that software development services is considered as a performance obligation. The duration of the development period is usually six months to two years.

The
Group’s
system development service revenues are generated primarily from contracts with clients across sectors. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a portion of contract amount usually is billed upon the completion of the related projects. Pursuant to the contract terms, the
Group
has enforceable right on payments for the work performed.

The
Group’s
revenue from technology development contracts is generally recognized over time. The
Group
uses an input method based on cost incurred as the
Group
believes that this method most accurately reflects the
Group’s
progress toward satisfaction of the performance obligation, which usually takes six months to two years. Under this method, the
Group
could appropriately measure the fulfilment of a performance obligation. Assumptions, risks, and uncertainties inherent in the estimates used to measure progress could affect the amount of revenues, receivables, and deferred revenues at each reporting period.

Solutions and Consultancy

Revenue from solutions and consulting services is primarily comprised of fixed-fee contracts, which require the
Group
to provide professional solutions and consulting services over contract terms beginning on the commencement date of each contract, which is the date its service is made available to clients. Billings to the clients are generally on a monthly or quarterly basis over the contract term, which is typically 6 to 12 months. The solutions and consulting services contracts typically include a single performance obligation. The revenue from solutions and consulting services is recognized over the contract term.

GOVERNMENT GRANTS AND SUBSIDIES

Grants from the government are recognized as a receivable at their fair value when there is reasonable assurance that the grant will be received and the Group will comply with all the attached conditions.

Government grants receivable are recognized as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis. Government grants relating to expenses are shown separately as other income.

Grants related to assets are presented as deferred income under trade and other payables.

CASH AND CASH EQUIVALENTS

For the purpose of presentation in the consolidated
statements
of cash flows, cash and cash equivalents include cash on hand, deposits with financial institutions which are subject to an insignificant risk of change in value.

SHARE CAPITAL

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

INCOME TAX

Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.
Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a tax authority will accept an uncertain tax treatment. The Group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

Deferred income tax is recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction.

A deferred income tax liability is recognized on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized.

Deferred income tax is measured:

(i)
at the tax rates that are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date; and

(ii)
based on the tax consequence that will follow from the manner in which the Group expects, at the balance sheet date, to recover or settle the carrying amounts of its assets and liabilities except for investment properties. Investment property measured at fair value is presumed to be recovered entirely through sale.

Current and deferred income taxes are recognized as income or expense in profit or loss, except to the extent that the tax arises from a business combination or a transaction which is recognized directly in equity. Deferred tax arising from a business combination is adjusted against goodwill on acquisition.

The Group accounts for investment tax credits (for example, productivity and innovation credit) similar to accounting for other tax credits where a deferred tax asset is recognized for unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax credits can be utilized.

FOREIGN CURRENCY TRANSACTIONS

(a)	Functional and presentation currency

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The financial statements are presented in Ringgit Malaysia (“RM”), which is the functional currency of the
Company
and the
presentation currency of the Group
.

The value of foreign currencies including, the US Dollar (
“
USD”), may fluctuate against the RM. Any significant variations of the aforementioned currencies relative to the RM may materially affect the Group’s financial condition in terms of reporting in RM. The following table outlines the currency exchange rates that were used in preparing the accompanying consolidated financial statements:

	December 31,
	2020	2021	2022
RM to USD Year End	4.0225	4.1750	4.4025
RM to USD Average Rate	4.1970	4.1403	4.3983

(b)	Transactions and balances

Transactions in a currency other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates at the dates of the transactions. Currency exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the balance sheet date are recognized in profit or loss. Monetary items include primarily financial assets (other than equity investments), contract assets and financial liabilities. However, in the consolidated financial statements, currency translation differences arising from borrowings in foreign currencies and net investment in foreign operations, are recognized in other comprehensive income and accumulated in the currency translation reserve.

When a foreign operation is disposed of or any loan forming part of the net investment of the foreign operation is repaid, a proportionate share of the accumulated currency translation differences is reclassified to profit or loss, as part of the gain or loss on disposal.

Non-monetary items measured at fair values in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

(c)	Translation of Group entities’ financial statements

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities are translated at the closing exchange rates at the reporting date;

(ii)
income and expenses are translated at average exchange rates (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rates at the dates of the transactions); and

(iii)
all resulting currency translation differences are recognized in other comprehensive income and accumulated in the currency translation reserve. These currency translation differences are reclassified to profit or loss on disposal or partial disposal with loss of control of the foreign operation.

Goodwill and fair value adjustments arising on the acquisition of foreign operations are treated as assets and liabilities of the foreign operations and translated at the closing rates at the reporting date.

RELATED PARTIES

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;
(ii)	has significant influence over the Group; or
(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the g roup are members of the same Group (which means that each parent, subsidiary and fellow subsidiary is related to the others).
(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a Group of which the other entity is a member).
(iii)	Both entities are joint ventures of the same third party.
(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.
(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the g roup.
(vi)	The entity is controlled or jointly controlled by a person identified in (a).
(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).
(viii)
The entity, or any member of a Group of which it is a part, provides key management personnel services to the Group or to the Group’s parent. Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

EARNINGS PER SHARE

The Group presents basic and diluted earnings per share data for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted-average number of ordinary shares outstanding during the year, adjusted for own shares held, if any. Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted-average number of ordinary shares outstanding, adjusted for own shares held, if any, for the effects of all dilutive potential ordinary shares.

SEGMENT REPORTING

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Group’s various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

3	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, which are described in Note 2 to the financial statements, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods.

Critical judgements in applying the Group’s accounting policies

There are no critical judgements, apart from those involving estimation (see below) that the management has made in the process of applying the Group’s accounting policy and that has the most significant effect on the amounts recognised in the financial statements.

Key sources of estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are disclosed below:

Fair value measurement of unquoted shares (Note 5)

In determining the fair value of the unquoted shares, the Group relies on the net asset values of the investee companies or independent valuation report.

The availability of observable inputs can vary from investment to investment. For certain investments classified under Level 3 of the fair value hierarchy, the valuation could be based on models or inputs that are less observable o unobservable in the market and the determination of the fair values require significant judgement. Those estimated values do not necessarily represent the amounts that may be ultimately realized
due to occurrence of future events which could not be reasonably determined as at the balance sheet date.

4	FINANCIAL ASSETS MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	2021	2022
	RM	RM	USD
Q uoted shares measured at fair value through other comprehensive income (“FVTOCI”):

At beginning of year	-	34,221,879	7,773,283
Addition	6,398,987	-	-
Fair value adjustment	27,822,892	(21,402,132)	(4,861,359)
At end of year	34,221,879	12,819,747	2,911,924

Quoted
s
hares measured at FVTOCI

Quoted i
nvestment in shares measured at FVTOCI relates to an equity interest of 14.55% (
2021: 14.55%)
in a Treasure Global Inc, an entity that is currently listed on the N asdaq

Stock Market. Hoo Voon Him is also a director in Treasure Global Inc.

The above
quoted
 equity investments are not held for trading. Instead, they are held for medium to long-term strategic purposes. Accordingly, the
Group

has
 elected to designate these investments in equity instruments as at FVTOCI as the
Group
believe that recognising short-term fluctuations in these investments’ fair value in profit or loss would not be consistent with the
Group
’s strategy of holding the investments for long-term purpose and realising their performance potential in long run.

During the financial year December 31, 2021, the fair value of the unquoted investment was determined by the Group using a third-party independent valuation firm not connected to the Group using the income approach and discounted cash flow methodology. The valuation was performed in accordance with International Valuation Standards and set forth in a valuation report dated May 21, 2022. The steps followed in applying a discounted cash flow (“DCF”) method include estimating the expected future cash flows attributable to an entity and converting these cash flows to present value through discounting. This, as assessed by management, will be within the Level 2 of the fair value hierarchy. The Group takes full responsibility for the determination of the value of the unquoted investment.

The significant unobservable inputs used in the fair value measurements categorized within Level 2 of the fair value hierarchy, together with a quantitative sensitivity analysis as at December 31, 2021 are shown below:

Exit Multiple	10% increase (decrease) in the Exit Multiple would result in an increase (decrease) in the fair value by USD5.9 million.
EBITDA margin (% of revenue)	50 basis points increase (decrease) in the EBITDA margin (% of revenue) would result in an increase (decrease) in the fair value by USD 9.2 million.
Weighted Average Cost of Capital (“WACC”)	500 basis points increase (decrease) in the WACC would result in a decrease (increase) in the fair value by USD8.8 million (USD10.6 million).
Discount for Lack of Marketability (“DLOM”)	500 basis points increase (decrease) in the DLOM would result in a decrease (increase) in the fair value by USD3.5 million.

5	FINANCIAL ASSETS MEASURED AT FAIR VALUE THROUGH PROFIT AND LOSS

	2021	2022
	RM	RM	USD
U nquoted shares:

At beginning of year	-	1,309,134	297,361
Addition	1,309,134	10,211	2,319
Disposal	-	(1,247,050)	(283,258)
At end of year	1,309,134	72,295	16,422

Other unquoted shares

Included in the unquoted shares are investment in the following:
•
Nil% (202
1: 3%) equity interest in DFA Robotic Co. Ltd, an entity incorporated in Japan.
  In September 15, 2022, the Group disposed DFA Robotic Co. Ltd to third party at amount JPY 106,294,838 (
RM
2,789,250).

•	5% (2021: 5%) equity interest in Zero Carbon Farms Ltd, an entity incorporated in United Kingdom.
•	0.1% (2021: nil) equity interest in Unique Fire Holdings Berhad, an entity incorporated in Malaysia.

The above valuations are categorised under Level 3 of the fair value hierarchy, and are generally sensitive to the unobservable inputs. Any increase or decrease in transacted price would result in an increase or decrease in the fair value of the unquoted investment
s
. Any significant movement in inputs would result in a significant change to the fair value of the unquoted investment. There are no transfers between Levels 1 and 2 and into or out of Level 3 during the year.

6	PROPERTY AND EQUIPMENT

	Office equipment	Furniture and fittings	Office renovation	Computer & software	Total
	RM	RM	RM	RM	RM

Cost:

At January 1, 2020 and at December 31, 2020	2,302	104,017	-	-	106,319
Subsidiaries acquired	21,545	39,436	35,500	113,070	209,551
Additions	6,022	3,258	67,050	29,128	105,458
At December 31, 2021	29,869	146,711	102,550	142,198	421,328
Addition s	157,518	218,109	1,221,412	71,912	1,668,951
Disposal/written off	(2,302)	(104,017)	-	(86,460)	(192,779)
At December 31, 2022	185,085	260,803	1,323,962	127,650	1,897,500

Accumulated depreciation:
At January 1, 2020 and at December 31, 2020	2,300	104,007	-	-	106,307
Subsidiaries acquired	15,151	39,007	35,499	17,600	107,257
Charges	2,694	837	13,410	38,291	55,232
At December 31, 2021	20,145	143,851	48,909	55,891	268,796
Charges	17,944	31,613	135,552	44,459	229,568
Disposal/written off	(2,300)	(104,006)	-	(46,137)	(152,443)
At December 31, 2022	35,789	71,458	184,461	54,213	345,921
Carrying amount:
At December 31, 2021	9,724	2,860	53,641	86,307	152,532
At December 31, 2022	149,296	189,345	1,139,501	73,437	1,551,579
At December 31, 2022 (USD)	33,911	43,009	258,830	16,681	352,431

7	RIGHT- OF- USE ASSETS

	2021	2022
	RM	RM	USD
Cost

At January 1	-	-	-
Additions	-	952,191	216,284
At December 31	-	952,191	216,284

Accumulated depreciation
At January 1	-	-	-
Charges	-	238,048	54,071
At December 31	-	238,048	54,071

Carrying amount as at December 31	-	714,143	162,213

8	DEFERRED INITIAL PUBLIC OFFERING EXPENSE

	2021	2022
	RM	RM	USD
Cost

At January 1	-	-	-
Additions	-	6,564,162	1,491,008
At December 31	-	6,564,162	1,491,008

Initial public offering expense directly attributable to offering of securities are deferred and would be charged against the gross proceeds of the offering, as a reduction in share capital. These deferred expenses mainly consist of legal fee relating to the drafting of registration statement, consulting fee, application fee, listing fee for SEC filing and printing costs.

9	DEFERRED TAX ASSETS

The following are the major deferred tax assets recognised by the Group and the movements thereon, during the current and prior reporting periods:

	2021	2022
	RM	RM	USD
Provisions:

At January 1	-	339,650	77,149
Credit to profit and loss	339,650	-	-
At December 31	339,650	339,650	77,149

10	TRADE AND OTHER RECEIVABLES

	2021	2022
	RM	RM	USD
Trade receivables
Third parties	5,065,541	15,266,925	3,467,785
Less: Impairment allowance on trade receivables	(1,415,211)	(1,757,638)	(399,236)
	3,650,330	13,509,287	3,068,549
Related party	-	1,305,724	296,587
Net	3,650,330	14,815,011	3,365,136

Deposits	63,590	195,507	44,408
Prepayments	9,971	28,578	6,491
Sundry receivables	817,093	720,437	163,643
Total	4,540,984	15,759,533	3,579,678

Movement in impairment allowance on trade receivables

Beginning balances	-	1,415,211	321,456
Charge off	1,415,211	342,427	77,780
Ending balance	1,415,211	1,757,638	399,236

The average credit period for services rendered is 30 days. No interest is charged on the outstanding balances.

	2021	2022
	RM	RM	USD
Not past due	3,630,571	11,643,721	2,644,798
Past due	1,434,970	4,928,928	1,119,574
Less: Impairment allowance on trade receivables	(1,415,211)	(1,757,638)	(399,236)
Net trade receivables	3,650,330	14,815,011	3,365,136

A majority of the Group’s trade receivables that are neither past due nor impaired are with creditworthy counterparties with good track record of credit history.

(i)	Aging of receivables that are past due the average cr edit period:

	2021	2022
	RM	RM	USD
< 30 days	-	-	-
31 days to 60 days	-	1,862,965	423,161
61 days to 210 days	39,518	-	-
211 days to 240 days	-	-	-
241 days to < 1 year	1,395,452	3,065,963	696,413
Total	1,434,970	4,928,928	1,119,574

In determining the recoverability of a trade receivable
s
, the Group considers any changes in the credit quality of the trade receivables from the date credit was initially granted up to the reporting date. There was no significant change in credit quality for the Group’s trade receivable
s
balances which are past due and partially impaired.

(ii)	These amounts are stated before any deduction for impairment losses and are not secured by any collateral or credit enhancements.

The
impairment allowance in trade receivable has been determined by taking into consideration recovery prospects and past doubtful experience.

As part of the Group’s credit risk management, the
Group
assesses the impairment for its customers based on different group of customers which share common risk characteristics that are representative of the customers’ abilities to pay all amounts due in accordance with the contractual terms.

Impairment allowance on trade receivables has been measured at an amount equal to lifetime expected credit losses (“ECL”). The ECL on trade receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate. The Group has recognized a loss allowance of
100%
against general receivables over 240 days past due because historical experience has indicated that these receivables are generally not recoverable. For specific and individual trade receivables,
t
he Group has access them individually to decide whether the trade receivables have recoverable issues based on the closely contact and past experience to justify it.

There has been no change in the estimation techniques or significant assumptions made during the current reporting period. A trade receivable is written
-
off when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery.

The following table details the risk profile of trade receivables based on the Group’s provision matrix. As the Group’s historical credit loss experience does not show significantly different loss patterns for different customer segments, the provision for loss allowance based on past due status is not further distinguished between the Group’s different customer base:

	Trade receivables – days past due
	Not past due	1 to 30 days	31-60 days	61-210 days	211 – 240 days	Over 241 days	Total
	RM	RM	RM	RM	RM	RM	RM
Expected credit loss rate	-	-	-	50.0%	60.0%	100.0%	-
Lifetime ECL – FY 2021	-	-	-	19,759	-	1,395,452	1,415,211
Lifetime ECL – FY 2022	-	-	-	-	-	1,757,638	1,757,638

The above balances that are not denominated in the functional currency are as follows:

	2021	2022
	RM	RM
United States dollar	1,414,025	3,205,795

1 1	CASH AND BANK BALANCES

	2021	2022
	RM	RM	USD
Cash and bank balances	2,782,773	3,953,991	898,124
Cash at share trading accounts	340,174	42,004	9,541
Total	3,122,947	3,995,995	907,665

Cash at share trading accounts are readily convertible to a known amount of cash which are subject to an insignificant risk of changes in value.

The above balances that are not denominated in the functional curr
e
ncy are as follows:

	2021	2022
	RM	RM
Singapore dollar	5,225	12,605
United States dollar	72,037	20,326

1 2	TRADE AND OTHER PAYABLES

	2021	2022
	RM	RM	USD
Trade payable s	270,659	139,102	31,596
Accruals	482,226	7,965,442	1,809,300
Sundry payables	973,518	2,303,774	523,287
Total	1,726,403	10,408,318	2,364,183

Accruals consist mainly of staff salaries and sundry payables consist mainly of audit fees, secretarial fees and other professional fees.

The above balances that are not denominat
e
d in the functional currency are as follows:

	2021	2022
	RM	RM

United States dollar	62,490	6,008,843

1 3	CONTRACT LIABILITIES

	2021	2022
	RM	RM	USD

At January 1	-	500,000	113,572
Cash received in advance of performance and not recognised as revenue	500,000	-	-
Amount recognised as revenue	-	(500,000)	(113,572)
At December 31	500,000	-	-

Contract liabilities relates to advances collected from customers upon contract fee billed but services have yet rendered. These will be recognised as revenue over the t
e
rms of the contract. Management expects that all the unsatisfied performance obligation as at the end of the reporting period may be recognised as revenue within twelve
months from
the end of the reporting period
.

1 4	LEASE LIABILITIES

	2021	2022
	RM	RM	USD
At January 1
Additions	-	952,191	216,284
Finance cost	-	24,768	5,626
Payment	-	(232,000)	(52,697)
At December 31	-	744,959	169,213

Future lease payment payable:
- Not later than one year	-	348,000	79,046
- More than one year to five years	-	435,000	98,807
Total future minimum lease payments	-	783,000	177,853
Less: Future finance charges	-	(38,041)	(8,640)
	-	744,959	169,213

These are office lease contracts for premises with a tenure of 3 years. The obligations under these leases are secured by the lessor's title to the leased assets. In contrast, the
Group
 also has certain leases with lease terms of 12 months
or less. The Group applies the "short-term lease" recognition exemptions for these leases.

Details of the carrying amounts of right-of-use assets recognized and the movements during the year are disclosed in Note
7
 to the financial statements.

The lease liabilities at the end of the reporting period
b
ear
 weighted average incremental borrowing rate of 4.31% (2021
:
 Nil
) per annum.

	2021	2022
	RM	RM	USD
Depreciation of right-of-use asset	-	238,048	54,071
Interest expense on lease liabilities	-	24,768	5,626
Lease expense not capitalised in lease liabilities:
-expense relating to short-term lease	237,205	257,243	58,431
Total amount recognised in profit or loss	237,205	520,059	118,128

1 5	BANK AND OTHER BORROWINGS

	2021	2022
	RM	RM	USD
Bank borrowings
- Current	143,858	133,843	30,402
- Non-current	398,526	309,331	70,262
Total bank borrowings	542,384	443,174	100,664

Other borrowings – current	668,608	649,699	147,575

Total borrowings	1,210,992	1,092,873	248,239

Notes:

(A)	Bank borrowings :

This is made up of the following loans:

Loan 1 : A principal amount of RM150,000 from a financial institution, which charged an interest rate at 5.00% per annum and repayable over 60 months in equal monthly instalments (principal and interest) of RM3,318.

The maturity date is June

2023.

Loan 2 : A principal amount of RM200,000 from a financial institution, which charged an interest rate at 3.50% per annum and repayable over 60 months in equal monthly instalments (principal and interest) of RM3,639.

The maturity date is August 2026.

Loan 3 : A principal amount of RM300,000 from a financial institution, which charged an interest rate at 3.50% per annum and repayable over 60 months in equal monthly instalments (principal and interest) of RM6,136.
 The maturity date is August

2026.

The bank borrowings of the Group are secured against:

a)	Guarantee in favour of the lender by Credit Guarantee Corporation (CGC) under the portfolio guarantee scheme for 70% of the approved limit;

b)	Corporate guarantee in favour of the lender by a third party company which the Director have interests;

c)	Assignment of single premium reducing term plan issued by Sun Life Malaysia Assurance Berhad under Director of the Company, for the sum insured of not less than RM150,000 to the lender; and

d)	Jointly and severally guaranteed in favour of the lender by a Director of the Company.

(B)	Other borrowings

This relates to redeemable preference shares issued by a subsidiary. The redeemable preference shares are liability in nature as the subsidiary has to redeem the shares at a particular date by paying agreed amount to the holder of the shares. Non-discretionary dividends paid on redeemable preference shares is recorded as expenses in income statement as any return paid towards liabilities is treated as an interest expense in the income statement.

The redeemable preference shares have a face value of RM600,000 representing 600,000 shares at RM 1.00 each. It is redeemable at a fair value of RM600,000.

1 6	DEFERRED REVENUE

	2021	2022
	RM	RM	USD
At January 1	-	3,065,321	696,268
Additions	3,065,321	-	-
Amount recognised as revenue	-	(310,321)	(70,487)
Reversal	-	(2,755,000)	(625,781)
At December 31	3,065,321	-	-

The income represents billed amount for fee relating to technology development, solutions and consultancy contract but obligation has yet to be satisfied. This deferred revenue has been adjusted to revenue accordingly upon the services have been rendered to the customers.

1 7	SHARE CAPITAL

	202 1	202 2	202 1	202 2	2022
	Number of ordinary shares	Number of ordinary shares	RM	RM	USD
Paid up capital:
At January 1	50,000	50,000	220,000	220,000	49,972
Share buyback	-	(50,000)	-	(220,000)	(49,972)
Issuance of shares (1)	-	33,400,100	-	3,330	756
Issuance of shares (2)	-	1,012,159	-	13,124,097	2,981,056
At December 31	50,000	34,412,259	220,000	13,127,427	2,981,812

As of December 31, 2021,
the Company has authorized
50,000 ordinary shares at USD1.00. The paid up ordinary shares has no par value and carry one vote per share and carry a right to dividends as and when declared by the Company.

(1)

On
April 8, 2022 VCI Global Limited issued a total of 33,400,100 shares at USD0.0001 to V Capital Kronos Berhad’s shareholders in exchange of their shares in V Capital Kronos Berhad. For the purposes of comparative value in calculating the Group’s earnings per share (“EPS”), the Group has assumed that 33,400,100 shares were outstanding from 1 January 2020 to 31 December 2021 as would be included in the denominator of the EPS calculation.
(2)
From
April 8, 2022 until
November 1, 2022
,
a total of additional 1,012,159 ordinary shares have been issued to various investors between
USD2.50
to USD4.00
per share.

1 8	CAPITAL RESERVE

This is in relation to merger reserves.

The merger reserve represents effects of changes in ownership interests in subsidiaries when there is no change in control. Under merger accounting, the assets, liabilities, revenue, expenses and cash flows of all the entities within the Group are combined after making such adjustments as are necessary to achieve consistency of accounting policies. This manner of presentation reflects the economic substance of combining companies, which were under common control throughout the relevant period, as a single economic enterprise.

1 9	REVENUE

	2020	2021	2022
	RM	RM	RM	USD
Business strategy consultancy	3,648,406	27,308,368	17,681,457	4,016,231
Technology development, solutions and consultancy	-	19,425,038	17,505,200	3,976,196
Others	-	741,636	383,225	87,047
Total	3,648,406	47,475,042	35,569,882	8,079,474

This represents revenue arising from the Group’s contracts with customers for business strategy consultancy, technology development, solution and consultancy and investment.
20	OTHER INCOME

	2020	2021	2022
	RM	RM	RM	USD
Interest income	-	1,571	49	11
Wage subsidy	-	149,500	29,900	6,792
Gain on disposal of investment	-	-	1,542,200	350,301
Gain on disposal of property, plant and equipment	-	-	6,501	1,477
Reimbursement income for expenses incurred	402,250	127,784	153,693	34,910
Total	402,250	278,855	1,732,343	393,491

The Wage Subsidy Program (“
WSP
”) is a financial assistance introduced in Malaysia paid to employers of every enterprise, for each worker earning RM4,000 and below and for a period of six months only. The purpose of the WSP is to help employers affected economically by the COVID-19 pandemic to continue operations and avoid the loss of jobs and income streams for all enterprises.

2 1	COST OF SERVICES

	2020	2021	2022
	RM	RM	RM	USD
Consultant fee	-	9,982,074	1,884,806	428,122
IT expenses	-	204,903	5,724,360	1,300,253
Secondment of staff expenses	402,250	-	-	-
Subscription fee	-	94,141	14,125	3,208
Others	13,929	18,933	32,598	7,404
Total	416,179	10,300,051	7,655,889	1,738,987

The “
c
onsultant fee” refers to the Group’s costs incurred from assisting its clients, in engaging all the relevant professionals required during the listing process, including but not limited to legal counsel, auditors, finance consultants, the US capital markets consultant, which such consultant
fee payment shall be included and be treated as part of our consultation services for its clients during the IPO’s process.

Secondment of staff expenses incurred in year 2020 where most of the staff being recruited under V Capital Sdn Bhd – a related party to V Capital Group. Therefore, such staff has been seconded to the Group to manage the operations of the
Group
. Subsequently, in year 2021, such staff has been transferred to the
Group
, thus, no longer be needed for secondment in 2021.

2 2	EMPLOYEE BENEFIT EXPENSES

	2020	2021	2022
	RM	RM	RM	USD
Wages and salaries	-	3,647,956	8,847,798	2,009,721
Defined contribution plans	-	433,442	895,795	203,474
Other short-term benefits	-	117,510	651,659	148,021
Total	-	4,198,908	10,395,252	2,361,216

In
cluded in the employee benefit expenses is
remuneration and benefit to
d
irector.

	2020	2021	2022
	RM	RM	RM	USD
Wages and salaries	-	1,222,000	2,974,000	675,525
Defined contribution plans	-	138,180	282,000	64,055
Other short-term benefits	-	2,082	3,319	754
Total	-	1,362,262	3,259,319	740,334

2 3	FINANCE COST

	2020	2021	2022
	RM	RM	RM	USD
Interest expenses on:
Bank charges	-	16,103	776	176
Operating lease obligation	-	-	24,768	5,626
Other borrowings	-	90,370	25,560	5,806
Total	-	106,473	51,104	11,608

2 4	OTHER OPERATING EXPENSES

	2020	2021	2022
	RM	RM	RM	USD
Regulatory compliance and statutory cost	15,131	130,100	326,926	74,260
Regulatory consultancy fee	-	159,943	149,757	34,016
Cost incurred to obtain licence	-	968,530	134,434	30,536
Impairment of goodwill on consolidation	-	282,963	-	-
Bad debt written off	-	123,502	-	-
Bank charges	8,778	35,323	29,578	6,718
Foreign exchange adjustment	3,463	1,002	115,973	26,343
Loss on disposal of property and equipment	-	-	29,267	6,648
Marketing expenses	-	339,875	1,110,233	252,182
Software and website usage fee	-	275,600	97,221	22,083
Office expenses	1,346	197,206	774,399	175,899
Preliminary expenses written off	-	11,692	11,264	2,559
Property and equipment written off	-	-	12	3
Recruitment fees	-	84,202	96,470	21,913
Travelling expenses	410	102,605	524,295	119,090
Net investment loss	-	285,260	634,642	144,155
Total	29,128	2,997,803	4,034,471	916,405

Net investment loss is derived from the total net loss incurred from the trading of shares on recognized stock exchanges during the financial year.

2 5	PROFIT BEFORE INCOME TAX

In addition to the expenses disclosed in the notes to the financial statements, profit before income tax has been arrived at after charging the following material expenses:

	2020	2021	2022
	RM	RM	RM	USD
Legal and professional fees	3,377	728,716	181,228	41,165
Director’s fees	-	656,000	193,000	43,839

2 6	INCOME TAX EXPENSES

	2020	2021	2022
	RM	RM	RM	USD

Current income tax expense	872,882	7,460,130	917,273	208,353
Deferred tax	-	(339,650)	-	-
Overprovision in prior year	-	-	(7,508,254)	(1,705,453)
Income tax expenses	872,882	7,120,480	(6,590,981)	(1,497,100)

The tax on the Group’s profit before income tax differs from the theoretical amount that would arise using the Malaysia’s standard rate of income tax as follows

	2020	2021	2022	2022
	RM	RM	RM	USD

Profit before income tax	3,601,972	27,058,298	13,723,995	3,117,318

Tax calculated at tax rate of 24%	864,473	6,493,992	3,293,759	748,156
Effects of:
- non taxable income	-	-	(5,032,188)	(1,143,030)
- unutilised tax losses forfeited	-	-	2,437,874	553,748
- expenses not deductible for tax purposes	8,409	626,488	217,828	49,479
	872,882	7,120,480	917,273	208,353
Overprovision in prior year	-	-	(7,508,254)	(1,705,453)
Income tax expenses	872,882	7,120,480	(6,590,981)	(1,497,100)

2 7	OPERATING LEASE

	2020	2021	2022
	RM	RM	RM	USD

Short-term leases	-	237,205	257,243	58,431

The Group has elected not to recognise right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months. Lease payments relating to these leases are expensed to profit or loss on a straight-line basis over the lease term.

28	SIGNIFICANT RELATED PARTY TRANSACTIONS

Related companies in these financial statements refer to members of the ultimate holding company’s group of companies.

Some of the
Group
’s transactions and arrangements are between members of the Group and the effect of these on the basis determined between the parties is reflected in these financial statements. The intercompany balances are unsecured, interest-free and repayable on demand, unless otherwise stated.

	2020	2021	2022
	RM	RM	RM	USD
Balance with related parties (common shareholders)

Trade r eceivables

V Invesco Sdn Bhd	-	-	1,305,724	296,587

Non-trade receivable s

Hoo Voon Him	3,014,790	-	-	-
V Invesco Sdn Bhd	-	393,810	-	-
VC Acquisition Limited	-	4,220	-	-
VC Acquisition II Limited	-	4,220	-	-
V Capital Kronos Limited	-	5,580	-	-
Imej Jiwa SB	-	18,613	-	-
V Invesco Fund (L) Limited	-	-	-	-
Elmu E Sdn Bhd	-	-	3,000	681
Biosecure Integrators Sdn Bhd	-	-	4,000	909
V Invesco Limited	-	1,234	-	-
Total amount due from related parties	3,014,790	427,677	7,000	1,590

Trade payable s

V Capital Sdn Bhd	-	2,000,000	-	-

Non-trade payable s

Hoo Voon Him	-	2,129,088	966,797	219,602
Noraini	-	-	472,000	107,212
V C onsortium Sdn Bhd	-	-	100,000	22,714
V Invesco Sdn Bhd	-	-	202,574	46,013
V Capital Sdn Bhd	29,967	5,834,990	1,845,275	419,143

Amount due to related parties	29,967	9,964,078	3,586,646	814,684

Amount due to related parties are not expected to be repaid within the next 12 months.

Transactions with related parties

The following represents the significant related party transactions for the years ended December 31,
202
0,
2021 and 2022.

				For the year ended December 31, 2020	For the year ended December 31, 2021	For the year ended December 31, 2022
	Relationship	Nature	Description	RM	RM	RM	USD
V Capital Sdn Bhd	Common shareholder	Trade nature	Purchase of technology consultancy services	-	2,000,000	-	-
V Capital Sdn Bhd	Common shareholder	Trade nature	Purchase of services	402,250	2,227,465	-	-
V Capital Sdn Bhd	Common shareholder	Non-trade nature	Advances paid by V Capital Sdn Bhd	(29,967)	(5,834,990)	(1,845,275)	(419,143)
V Invesco Sdn Bhd	Common shareholder	Non-trade nature	Advances paid to V Invesco Sdn Bhd	-	393,810	(202,574)	(46,013)
V Invesco Sdn Bhd	Common shareholder	Trade nature	Sale of services	-	-	1,304,478	296,304
Hoo Voon Him	Director	Non-trade nature	Advance paid to Director which was repaid in 2021.	3,014,790	-	-	-
Hoo Voon Him	Director	Non-trade nature	Advance receipt from Director	-	(1,428,088)	(966,797)	(219,602)
Treasure Global Inc	Common Director	Trade nature	Sale of business consultancy fee	-	9,603,213	-	-
Treasure Global Inc	Common Director	Non-trade nature	Investment in shares	-	34,221,879	-	-

29	OPERATING SEGMENTS

Services from which reportable segments derive their revenues reported to the Group’s chief operating decision maker (CODM) for the purposes of resource allocation and assessment of segment performance focuses on the types of services provided. Management has chosen to organise the Group around differences in services. No operating segments have been aggregated in arriving at the reportable segments of the Group.

Segment revenues and results

	Revenue			Net profit
	2020	2021	2022	2020	2021	2022
	RM	RM	RM	RM	RM	RM

Business strategy consultancy	3,648,406	27,308,368	17,681,457	3,601,972	11,425,338	4,695,816
Technology development, solutions and consultancy	-	19,425,038	17,505,200	-	15,737,127	8,450,724
Others	-	741,636	383,225	-	325,679	744,482
Total	3,648,406	47,475,042	35,569,882	3,601,972	27,488,144	13,891,022
Other gains and losses				-	(324,944)	(115,972)
Interest income				-	1,571	49
Finance cost				-	(106,473)	(51,104)
Profit before income tax				3,601,972	27,058,298	13,723,995
Income tax expense				(872,882)	(7,120,480)	6,590,981
Profit for the year				2,729,090	19,937,818	20,314,976

Revenue reported above represents revenue generated from external customers, There were no inter-segment sales in 2020, 2021 and 2022.

The accounting policies of the reportable segments are the same as the Group’s accounting policies described in Note 2. Segment profit represents the profit earned by each segment without allocation of central administration costs, finance income, finance cost and income tax expense. This is the measure reported to the chief operating decision maker for the purposes of resource allocation and assessment of segment performance.

Segment assets

	2020	2021	2022
	RM	RM	RM

Business strategy consultancy	3,445,598	2,586,832	19,043,436
Technology development, solutions and consultancy	-	3,606,903	1,175,112
Investments and others	-	37,251,225	12,962,743
	3,445,598	43,444,960	33,181,291
Unallocated assets	-	669,843	8,642,813
Consolidated total assets	3,445,598	44,114,803	41,824,104

No geographical segment information presented as Group’s operations are conducted predominantly in
 Malaysia.

30	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL RISKS MANAGEMENT

a)	Categories of financial instruments

The following table sets out the financial instruments as at the end of the reporting period:

	2021	2022
	RM	RM	USD
Financial assets
Loan and receivable s (including cash and bank balances)	8,081,637	19,733,950	4,482,442
Finance assets measured at fair value through other comprehensive income	34,221,879	12,819,747	2,911,924
Finance assets measured at fair value through profit or loss	1,309,134	72,295	16,422

Financial liabilities
Payable at amortised cost	12,901,473	15,832,796	3,596,319
Borrowings and lease liabilities at amortised cost	1,210,992	1,837,832	417,452

b)	Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

The Group does not have any financial instruments which are subject to enforceable master netting arrangements or similar netting agreements.

c)	Financial risk management policies and objectives

The management of the Group monitors and manages the financial risks relating to the operations of the Group to ensure appropriate measures are implemented in a timely and effective manner. These risks include market risk (including foreign
currency risk and interest rate risk), credit risk and liquidity risk.

(i)	Market risk management

The Group activities are exposed primarily to the financial risks of changes in foreign currency exchange rates and interest rates. Management monitors risks associated with changes in foreign currency exchanges rates and interest rates and will consider appropriate measures should the need arise.

There has been no significant change to the Group’s exposure to market risk or the manner in which it manages and measures the risk.

(ii)	Foreign currency risk management

The Group also transacts business in foreign currencies other than its functional currencies, as further disclosed below, and is therefore exposed to foreign exchange risk.

The currency exposure of financial assets and financial liabilities denominated in currencies other than the Group’s functional currency is as follows:

	Assets		Liabilities
	2021	2022	2021	2022
	RM	RM	RM	RM

Singapore Dollar	5,225	12,605	-	-
United States Dollar	1,486,062	3,226,121	62,490	6,008,843

Foreign currency sensitivity

The following table details the sensitivity to a 5% increase and decrease in the related foreign currencies against the functional currency (“RM”) with all the other variables held constant. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the possible change in foreign exchange rates.  The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 5% change in foreign currency rates.

	2021	2022
	RM	RM

Singapore Dollar	261	630
United States Dollar	71,179	(139,136)

(iii)	Interest rate risk management

The Group is exposed to interest rate risk as the Group has bank loans which are interest bearing. The interest rates and terms of repayment of the loans are disclosed in the
n
ote
s
to the financial statements. The Group currently does not have an interest rate hedging policy.

Interest rate sensitivity analysis

The sensitivity analysis below has been determined based on the exposure to interest rate for non-derivative instruments at the end of the reporting period.  A 50 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates on loans had been 50 basis points higher/lower and all other variables were held constant, the Group’s profit for the year would decrease/increase by approximately RM3,000 (2021: RM3,000 and 2020: Nil).

(iv)	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. At the end of each reporting period, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties arises from the carrying amount of the respective recognized financial assets as stated in the statements of financial position.

In order to minimise credit risk, the Group has delegated its finance team to develop and maintain the Group’s credit risk grading to categorise exposures according to their degree of risk of default. The finance team uses publicly available financial information and the Group’s own historical repayment records to rate its major customers and debtors. The Group’s exposure and the credit ratings of its counterparties are continuously monitored, and the aggregate value of transactions concluded is spread amongst approved counterparties.

The Group’s current credit risk grading framework comprises the following categories:

Category	Description	Basis for recognising ECL
Performing	The counterparty has a low risk of default and does not have any past-due amounts	12-month ECL
Doubtful	There has been a significant increase in credit risk since initial recognition	Lifetime ECL- not credit-impaired
In default	There is evidence indicating the asset is credit impaired	Lifetime ECL - credit impaired
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off

For trade receivables, the Group has applied the simplified approach allowed in the accounting standard to measure the loss allowance at lifetime ECL. The Group determines the ECL on these items by using a provision matrix, estimated based on historical credit loss experience based on the past default experience of the debtor, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date. To measure the expected credit losses, trade receivables has been grouped based on shared credit risk characteristics (including high risk, normal risk and low risk type).

As at the end of the reporting period, the
impairment
allowance for
ECL
is disclosed in Note
1
0
to the financial statements. The directors of the Group considered that the ECL for non-credit impaired trade receivables is insignificant as at the end of the reporting period.

(v)	Liquidity risk management

Liquidity risk is the risk that the Group will encounter difficulty in meeting financial obligations due to shortage of funds.

In assessing our liquidity, we monitor and analyse our cash
and cash equivalents
and our operating expenditure commitments. Our liquidity needs are to meet our working capital requirements and operating expenses obligations. To date, we have financed our operations primarily through cash flows from operations, equity financing, and short-term borrowing from banks and related
parties.

Based on the above considerations, management is of the opinion that the
Group
has sufficient funds to meet its working capital requirements and debt obligations, for at least the next 12 months from end of the reporting period. However, there is no assurance that management will be successful in their plans. There are several factors that could potentially arise that could undermine the Group’s plans, such as changes in the demand for its services, economic conditions, its operating results not continuing to deteriorate and its bank and shareholders being able to provide continued financial support.

The Group maintains sufficient cash and cash equivalents, and internally generated cash flows to finance their activities.

Liquidity risk analyses

Non-derivative financial liabilities

The following table details the remaining contractual maturity for non-derivative financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows. The adjustment column represents the possible future cash flows attributable to the instrument included in the carrying amount of the financial liabilities on the statement of financial position.

	Weighted	On
	average	demand
	effective	or within	Within
	interest rate	1 year	2 to 5 years	Total
	%	RM	RM	RM

2022
Non-interest bearing	-	13,994,964	-	13,994,964
Fixed interest rate	3.5-5%	1,114,999	744,331	1,859,330
Variable interest rate	BLR+2.6%	16,543	-	16,543
Total		15,126,506	744,331	15,870,837

2021
Non-interest bearing	-	11,690,481	-	11,690,481
Fixed interest rate	3.5-5%	753,561	426,431	1,179,992
Variable interest rate	BLR+2.6%	39,816	16,543	56,359
Total		12,483,858	442,974	12,926,832

2020
Non-interest bearing	-	40,828	-	40,828
Total	-	40,828	-	40,828

(vi)	Fair value of financial assets and financial liabilities

The management considers that the carrying amounts of Group’s financial assets and financial liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments. The fair values of other classes of financial assets and liabilities are disclosed in the respective notes to financial statements.

(d)	Capital risk management policies and objectives

The management manages its capital to ensure that the Group will be able to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce cost of capital.

The capital structure of the Group consists of equity attributable to owners of the Company, comprising issued capital
, reserve
and retained earnings as disclosed in the notes to financial statements.

Management monitors capital based on debt-to-equity ratio. The debt-to-equity ratio is calculated as total debt divided by total equity. Total debt is calculated as borrowings plus trade and other payables

	2021	2022
	RM	RM	USD
Total debts	12,901,473	15,832,796	3,596,319
Total equity	19,363,243	24,274,514	5,513,802

Debt-to-equity %	66.63%	65.22%	65.22%

The Group is not subject to externally imposed capital requirements for the financial years ended December 31, 202
1
 and 2022.

The Group’s overall strategy remains unchanged from prior year.

(e)	Concentrations

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable
s
. The Group conducts credit evaluations of their customers, and generally do not require collateral or other security from them. The Group evaluates their collection experience and long outstanding balances to
determine the need for an allowance for doubtful accounts. The Group conducts periodic reviews of the financial condition and payment practices of their customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue:

	2020	2021	2022
	RM	RM	RM	USD
Amount of the Group’s revenue:
Customer A	NA*	22,081,000	19,139,493	4,347,415
Customer B	NA*	9,627,000	9,462,273	2,149,295
Customer C	3,648,000	NA*	NA*	NA*

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	2021	2022
	RM	RM	USD
Amount of the Group’s accounts receivable:
Customer A	2,755,000	4,078,000	926,292

*	Revenue from relevant customer was less than 10% of the Group’s total revenue for the respective year.

3 1	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS

The carrying amounts and fair value
s
 of the Group's financial instruments, other than those with carrying amounts that reasonably approximate to fair values, are as follows:

	Carrying amount			Fair value
	2020	2021	2022	2020	2021	2022
	RM	RM	RM	RM	RM	RM

Financial assets
Financial assets at fair value through profit or loss	-	1,309,134	72,295	-	1,309,134	72,295
Financial assets at fair value through other comprehensive income	-	34,221,879	12,819,747	-	34,221,879	12,819,747

In prior year, management
has assessed that the fair value of financial assets measured at fair value through other comprehensive income
approximate to their carrying amounts largely due to the independent valuation performed and valuation technique that take into account key inputs such as revenue multiples, long term growth rate and discount rate, measured.

At each reporting date, management analyses the movements in the values of financial instruments and determines the major inputs applied in the valuation.

The valuation procedures applied include consideration of recent transactions in the same security or financial instrument, recent financing of the investee companies, economic and market conditions, current and projected financial performance of the investee companies, and the investee companies’ management team as well as potential future strategies to realize the investments.

Management believes that the estimated fair values resulting from the valuation technique, which are recorded in the consolidated statements of financial position, and the related changes in fair values, which are recorded in profit or loss, are reasonable, and that they were the most appropriate values at the end of the reporting periods.

Below is a summary of significant unobservable inputs to valuation of financial instruments together with a quantitative sensitivity analysis as at December 31, 202
1
:

		Significant		Sensitivity
	Valuation	Unobservable		of value to
	Technique	input	Input	the input

Unlisted equity investment	Income Approach. In this approach, the discounted cash flow method was used to capture the present value of the expected future economic benefit to be derived from the ownership of this investees	Weighted average cost of capital Illiquidity discount	25% to 35% 17.52%	5% increase/decrease in illiquidity result in increase/decrease in fair value by approximately 6%

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:

Assets measured at fair value:

	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	RM	RM	RM	RM

As at December 31, 2021
Financial assets at fair value through profit or loss	-	-	1,309,134	1,309,134
Financial assets at fair value through other comprehensive income	-	34,221,879	-	34,221,879

As at December 31, 2022
Financial assets at fair value through profit or loss	-	-	72,295	72,295
Financial assets at fair value through other comprehensive income	12,819,747	-	-	12,819,747

During the year ended December 31, 2022, the financial assets at fair value through other comprehensive income has been transferred from Level 2 to Level 1 as the financial asset is quoted on Nasdaq Stock Market.

The movements in fair value measurements within Level 1 during the years are as follow:

	2020	2021	2022
	RM	RM	RM	USD

Quoted/Unquoted equity shares at fair value through other comprehensive income
At January 1	-	-	34,221,879	7,773,282
Addition	-	6,398,987	-	-
Total unrealized gain recognized in other comprehensive income/(loss)	-	27,822,892	(21,402,132)	(4,861,358)
At December 31	-	34,221,879	12,819,747	2,911,924

3 2	RECONCILIATIONS OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

	At beginning of year	Subsidiary acquired	Proceeds from borrowings	Principal	Interest charges	Interest paid	At end of year
	RM	RM	RM	RM	RM	RM	RM

2022
Bank borrowings	542,384	-	-	(99,210)	25,560	(25,560)	443,174
Lease liabilities	-	-	952,191	(207,232)	24,768	(24,768)	744,959
Other borrowings	668,608	-	-	(18,909)	-	-	649,699
	1,210,992	-	952,191	(325,351)	50,328	(50,328)	1,837,832

Repayment	Within one year	2023	2024	2025	2026	Total
	RM	RM	RM	RM	RM	RM

2022
Bank borrowings	133,843	117,300	117,300	74,731	-	443,174
Lease liabilities	322,208	336,372	86,379	-	-	744,959
Other borrowings	649,699	-	-	-	-	649,699
	1,105,750	453,672	203,679	74,731	-	1,837,832

	At beginning of year	Subsidiary acquired	Proceeds from borrowings	Principal payments	Interest charges	Interest paid	At end of year
	RM	RM	RM	RM	RM	RM	RM

2021
Bank borrowings	-	260,745	300,000	(18,361)	16,103	(16,103)	542,384
Other borrowings	-	-	1,200,000	(600,000)	90,370	(21,762)	668,608
	-	260,745	1,500,000	(618,361)	106,473	(37,865)	1,210,992

Repayment	Within one year	2023	2024	2025	2026	Total
	RM	RM	RM	RM	RM	RM

2021
Bank borrowings	120,300	127,658	117,300	117,300	59,826	542,384
Other borrowings	668,608	-	-	-	-	668,608
	788,908	127,658	117,300	117,300	59,826	1,210,992

3 3	SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after December 31, 2022 up through May
 1
5
, 2023, which is the date that these consolidated financial statements are available for distribution. Other than the events disclosed below:

On January
3, 2023, the Company
disposed 100% of its

1,702,899
shares in Treasure Global Inc for an aggregate price of approximately
USD3,065,218 (USD1.80 per share).
As a result of the transaction
, the Company hold nil of the equity interest in Treasure Global Inc.

On April 17, 2023, the Company closed its initial public offering. In our initial public offering, the Company issued
1,280,000 Ordinary Shares at a price of US$4.00 per share. The Company received gross proceeds in the amount of USD5,120,000 before deducting any underwriting discounts or expenses. The Ordinary Shares were previously approved for listing on Nas
d
aq Capital
and
began trading on April 13, 2023 on the Nasdaq Capital Market under the ticker symbol “VCIG”.

