Form 20-F
period 2023-12-31
VCI Global Ltd
filed 2024-04-30
CIK 1930510

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

B03-C-8 & 10, Menara 3A, KL Eco City, No.3 Jalan Bangsar, 59200

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

An aggregate of 38,027,579 ordinary shares, no par value per share.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

Effect of Rounding

Certain amounts and percentages included in this annual report, included in the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects” have been rounded for ease of presentation.  The percentage figures included in this annual report have not been calculated in all cases on the basis of the rounded figures but on the basis of the original amounts prior to rounding.  For this reason, certain percentage amounts in this annual report may vary from those obtained by performing the same calculations using the figures in our audited consolidated financial statements.  Certain other amounts that appear in this annual report may not sum due to rounding.

Market and Industry Data

This annual report contains data related to economic conditions in the market in which we operate.  The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable.

Although we have no reason to believe any of this information or these reports are inaccurate in any material respect and believe and act as if they are reliable, neither we nor our agents have independently verified it.  Governmental publications and other market sources, including those referred to above, generally state that their information was obtained from recognized and reliable sources, but the accuracy and completeness of that information is not guaranteed.  In addition, the data that we compile internally, and our estimates have not been verified by an independent source.  Except as disclosed in this annual report, none of the publications, reports or other published industry sources referred to in this annual report were commissioned by us or prepared at our request.  Except as disclosed in this annual report, we have not sought or obtained the consent of any of these sources to include such market data in this annual report.

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

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended December 31, 2023, 2022, and 2021. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of MYR to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain MYR amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	December 31,
US$ Exchange Rate	2023	2022	2021
At the end of the year – MYR	MYR4.5893 to $1.00	MYR4.4025 to $1.00	MYR4.1750 to $1.00
Average rate for the year – MYR	MYR4.5680 to $1.00	MYR4.3983 to $1.00	MYR4.1403 to $1.00

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

The consulting services in the business and technology industries in which we operate include a large number of participants and are highly competitive. We face competition from other business operations and financial consulting firms, general management consulting firms, the consulting practices of major accounting firms, technical and economic advisory firms, regional and specialty consulting firms, and the technology development advisory firms and some of these firms are global in nature and have access to more resources which may provide with the ability to highlight broader experiences to potential clients. In addition, because there are relatively low barriers to entry, we expect to continue to face additional competition from new entrants into the business operations and financial consulting industries. Many of our competitors have a greater national presence and are also international in scope, as well as having significantly greater personnel, financial, technical and marketing resources. In addition, these competitors may generate greater revenues and have greater name recognition than we do. Our ability to compete also depends in part on the ability of our competitors to hire, retain and motivate skilled consultants, the price at which others offer comparable services and our competitors’ responsiveness to their clients. If we are unable to compete successfully with our existing competitors or with any new competitors, our financial results will be adversely affected.

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

Developments in the social, political, regulatory and economic environment in the countries where we operate may have a material and adverse impact on us.

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

We are increasingly dependent on information technology, and our systems and infrastructure face certain risks, including cybersecurity and data leakage risks.

Significant disruptions to our information technology systems or breaches of information security could adversely affect our business. In the ordinary course of business, we will collect, store and transmit large amounts of confidential information, and it is critical that we do so in a secure manner to maintain the confidentiality and integrity of such information. We have also outsourced significant elements of our information technology infrastructure; as a result, we manage independent vendor relationships with third parties who are responsible for maintaining significant elements of our information technology systems and infrastructure and who may or could have access to our confidential information. The size and complexity of our information technology systems, and those of our third-party vendors, make such systems potentially vulnerable to service interruptions and security breaches from inadvertent or intentional actions by our employees, partners or vendors. These systems are also vulnerable to attacks by malicious third parties and may be susceptible to intentional or accidental physical damage to the infrastructure maintained by us or by third parties. Maintaining the secrecy of confidential, proprietary and/or trade secret information is important to our competitive business position. While we have taken steps to protect such information and have invested in systems and infrastructures to do so, there can be no guarantee that our efforts will prevent service interruptions or security breaches in our systems or the unauthorized or inadvertent wrongful use or disclosure of confidential information that could adversely affect our business operations or result in the loss, dissemination or misuse of critical or sensitive information. The increasing sophistication and frequency of cybersecurity threats, including targeted data breaches, ransomware attacks designed to encrypt our data for ransom and other malicious cyber activities, pose a significant risk to the integrity and confidentiality of our data systems. A breach our security measures or the accidental loss, inadvertent disclosure, unapproved dissemination, misappropriation or misuse of trade secrets, proprietary information or other confidential information, whether as a result of theft, hacking, fraud, trickery or other forms of deception, or for any other cause, could enable others to produce competing products, use our proprietary technology or information, and/or adversely affect our business position. Further, any such interruption, security breach, loss or disclosure of confidential information could result in financial, legal, business and reputational harm to us and could have a material adverse effect on our business, financial position, results of operations and/or cash flow.

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

We operate in jurisdictions and may be subject to the tax regimes and related obligations in the jurisdictions in which we operate or do business. Changes in tax laws, bilateral double tax treaties, regulations and interpretations could adversely affect our financial results. The tax rules of the various jurisdictions in which we operate or conduct business often are complex, involve bilateral double tax treaties and are subject to varying interpretations. Tax authorities may challenge tax positions that we take or historically have taken, may assess taxes where we have not made tax filings, or may audit the tax filings we have made and assess additional taxes. Such assessments, either individually or in aggregate, could be substantial and could involve the imposition of penalties and interest. For such assessments, from time to time, we use external advisors. In addition, governments could impose new taxes on us or increase the rates at which we are taxed in the future. The payment of substantial additional taxes, penalties or interest resulting from tax assessments, or the imposition of any new taxes, could materially and adversely impact our results, financial condition and liquidity. Additionally, our provision for income taxes and reporting of tax-related assets and liabilities require significant judgments and the use of estimates. Amounts of tax-related assets and liabilities involve judgments and estimates of the timing and probability of recognition of income, deductions and tax credits. Actual income taxes could vary significantly from estimated amounts due to the future impacts of, among other things, changes in tax laws, regulations and interpretations, our financial condition and results of operations, as well as the resolution of any audit issues raised by taxing authorities.

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

Our corporate affairs will be governed by our memorandum and articles of association, the BVI Business Companies Act, 2004 (as amended), referred to below as the “BVI Act”, and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are governed by the BVI Act and the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law of England and the wider Commonwealth, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are largely codified in the BVI Act, but are potentially not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of all the above, holders of our shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company.

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

We are a BVI-incorporated company with substantially all our assets located in Malaysia, and it may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers.

We are incorporated under the laws of the British Virgin Islands, and our directors are residents outside the United States. Moreover, substantially all our consolidated assets are located outside the United States, primarily Malaysia but also elsewhere in Southeast Asia. In addition, our directors or our executive officers do not reside in the British Virgin Islands. Although we are incorporated outside the United States, we have agreed to accept service of process in the United States through our agent designated for that purpose. Nevertheless, substantially all the consolidated assets owned by us are located outside the United States and any judgment obtained in the United States against us may not be enforceable outside the United States.

There is no treaty in force between the United States, on the one hand, and Malaysia or the British Virgin Islands, on the other hand, providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Malaysia or the British Virgin Islands. There is uncertainty as to whether judgments of courts in the United States based upon the civil liability of the federal securities laws of the United States would be recognized or enforceable in Malaysia or the British Virgin Islands. In addition, holders of book-entry interests in our shares (for example, where such shareholders hold our shares indirectly through the Depository Trust Company) will be required to be registered shareholders as reflected in our register of members in order to have standing to bring a shareholder action and, if successful, to enforce a foreign judgment against us, our directors or our executive officers in the British Virgin Islands. The administrative process of becoming a registered shareholder could result in delays prejudicial to any legal proceedings or enforcement action. Consequently, it may be difficult for investors to enforce judgments against us, our directors or our officers’ judgments obtained in the United States which are predicated upon the civil liability provisions of the federal securities laws of the United States.

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

In addition, only persons who are registered as shareholders in our register of shareholders are recognized under BVI law as shareholders of our Company. Only registered shareholders have legal standing to institute shareholder actions against us or otherwise seek to enforce their rights as shareholders. Investors in our shares who are not specifically registered as shareholders in our register of members (for example, where such shareholders hold shares indirectly through the Depository Trust Company) are required to become registered as shareholders in our register of members in order to institute or enforce any legal proceedings or claims against us, our directors or our executive officers relating to shareholder rights. Holders of book-entry interests in our shares may become registered shareholders by exchanging their book-entry interests in our shares for certificated shares and being registered in our register of members. Such a process could result in administrative delays which may be prejudicial to any legal proceeding or enforcement action.

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

The rules governing passive foreign investment companies (“PFICs”) can have adverse effects for U.S. federal income tax purposes. The tests for determining PFIC status for a taxable year depend upon the relative values of certain categories of assets and the relative amounts of certain kinds of income. The determination of whether we are a PFIC, which must be made annually after the close of each taxable year, depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. The fair market value of our assets is expected to relate, in part, to (a) the market price of our ordinary shares and (b) the composition of our income and assets, which will be affected by how, and how quickly, we spend any cash that is raised in any financing transaction. Moreover, our ability to earn specific types of income that we currently treat as non-passive for purposes of the PFIC rules is uncertain with respect to future years. Because the value of our assets for the purpose of determining PFIC status will depend in part on the market price of our ordinary shares, which may fluctuate significantly. We do not expect to be a PFIC for our current taxable year or in the foreseeable future. However, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to ordinary shares.

If tax authorities were to successfully challenge our transfer pricing, there could be an increase in our overall tax liability, which could adversely affect our financial condition, results of operations and cash flows. In addition, the tax laws in the jurisdictions in which we operate are subject to differing interpretations. Tax authorities may challenge our tax positions, and if successful, such challenges could increase our overall tax liability. In addition, the tax laws in the jurisdiction in which we operate are subject to change. We cannot predict the timing or content of such potential changes, and such changes could increase our overall tax liability, which could adversely affect our financial condition, results of operations and cash flows.

Risks Related to the Ownership of the Ordinary Shares

We have previously paid dividends but may not do so in the future.

On June 6, 2023, the Company announced that it had declared a first single tier interim dividend of $0.01 per Ordinary Share. The dividend was paid out on July 31, 2023, to shareholders of record on July 3, 2023 in the amount of $103,809.35. While it is the intention of the Company to pay dividends in the future, dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. There is no assurance that our Board of Directors will declare dividends even if we are profitable. Under BVI law, we may only pay dividends if we are solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the common course of business; and the value of assets of our Company will not be less than the sum of our total liabilities. See “--Risks Related to investing in a foreign private issuer and BVI Company--We may not be able to pay any dividends on our ordinary shares in the future due to BVI law.”

The trading price of our Ordinary Shares is likely to be volatile, which could result in substantial losses to our investors.

The trading price of our Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control. Some of the factors that may cause the market price for our ordinary shares to fluctuate include:

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

The trading price of our ordinary shares may be subject to instances of extreme stock price run-ups followed by rapid price declines and stock price volatility unrelated to both our actual and expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our stock. Further, the trading price of our ordinary shares is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume, actual or anticipated fluctuations in our results of operations; the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections; failure of securities analysts to initiate or maintain coverage of our Company, changes in financial estimates or ratings by any securities analysts who follow our Company or our failure to meet these estimates or the expectations of investors; announcements by us or our competitors of significant innovations, acquisitions, strategic partnerships, joint ventures, operating results or capital commitments; changes in operating performance and stock market valuations of other companies in our industry; price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole; changes in our Board or management; sales of large blocks of our ordinary shares, including sales by our executive officers, directors and significant stockholders; lawsuits threatened or filed against us; changes in laws or regulations applicable to our business; the expiration of lock-up agreements; changes in our capital structure, such as future issuances of debt or equity securities; short sales, hedging and other derivative transactions involving our capital stock; general economic and geopolitical conditions, including the current or anticipated impact of military conflict and related sanctions imposed on Russia by the United States and other countries due to Russia’s recent invasion of Ukraine; and the other factors described in this section of the annual report captioned “Risk Factors.”

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

An entity will generally be deemed an “investment company” under Section 3(a)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”) if: (a) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities, or (b) absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We believe that we are engaged primarily in the business of providing business and technology consulting services and not in the business of investing, reinvesting or trading in securities. We hold ourselves out as a business consulting firm and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. In that respect, we do not believe that we fall within the definition of an “investment company” under the 1940 Act because substantially all of our revenue has come from consulting fees and other factors such as the history of the Company, how the Company has represented itself in the marketplace and the lack of investing expertise by almost all of senior management.

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

Our founding shareholder, Chairman and Chief Executive Officer, Victor Hoo beneficially own 40.47% of our outstanding ordinary shares and, together with his spouse, beneficially own 52.34% of our outstanding ordinary shares, and this concentration of ownership and voting power will limit your ability to influence corporate matters.

Victor Hoo, our Chairman and Chief Executive Officer, continues to control our Company through his beneficial ownership of 40.47% of our outstanding ordinary shares and, together with his spouse, Karen Liew, our Executive Director, beneficially own 52.34% of our outstanding ordinary shares. As a result, so long as Victor Hoo and Karen Liew beneficially own more than 50% of the outstanding ordinary shares he will be able to effectively control our decisions and will be able to elect a majority of the members of our board of directors. Victor Hoo and Karen Liew will also be able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses, and may cause us to make acquisitions that increase the amount of our indebtedness or number of outstanding shares of our capital stock.

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

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate Structure

We are a holding company incorporated in the British Virgin Islands on April 29, 2020. We operate and control solely through our subsidiary companies. Our corporate structure is set forth as below1.

The Company does not believe that the securities it holds in any of its direct or indirect subsidiaries are “investment securities” as defined in Section 3(a)(2) of the Investment Company Act of 1940.

Wholly-owned Subsidiaries

Accuventures Sdn Bhd, a Malaysia private company formed on June 22, 2015, provides the business of computer, information technology, financial technology and communication services.

Generative AI Sdn Bhd, a Malaysia private company formed on July 21, 2023, provides the business related to artificial intelligence, image processing, communications, networking and process control software.

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

[1]	Unless otherwise indicated in the chart, the subsidiaries are 100% owned companies.

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

VCI Wootzano Robotics Sdn. Bhd. (F.K.A. V Capital Robotics Sdn. Bhd.), a Malaysia private company formed on October 12, 2021, to buy, sell, import, export, distribute, market, package, and deal in robotic process automation software and hardware to individuals and business organizations.

V Galactech Sdn. Bhd., a Malaysia private company formed on January 12, 2022, provides technology development consultation services.

V Capital Real Estate Sdn. Bhd., a Malaysia private company formed on July 5, 2021, is formed to hold real estate investments in Malaysia or elsewhere and to provide property management for sale and rent.

V Capital Real Estate Limited, a British Virgin Islands business company incorporated on February 8, 2024, is a company that will engage in leasing and operational management of resort properties.

VCI Global Brands Limited (F.K.A. VCIG Limited), a British Virgin Islands business company incorporated on April 29, 2020, is a company that will hold all intellectual properties and trademark of the Company.

V Capital Consulting Limited, a British Virgin Islands business company incorporated on March 1, 2016, provides corporate and business advisory services in corporate finance, corporate structuring and restructuring, listings on recognized stock exchanges and fintech advisory.

VCI Energy Sdn Bhd (F.K.A TGI V Sdn. Bhd.), a Malaysia private company formed on November 12, 2021 was formed to carry on the business of a management consultancy.

Credilab Sdn. Bhd., a Malaysia private company formed on August 26, 2020, is operating a licensed money lending business in Malaysia with the approval granted by the Ministry of Housing and Local Governments. Credilab is 100% owned by Accuventures Sdn Bhd.

Majority-owned Subsidiaries

AB Management and Consultancy Services Sdn Bhd, a Malaysia private company formed on May 4, 2020 and an 80% owned indirect subsidiary of the Company is a holding company. Its minority shareholder is Envision Capital Sdn Bhd (20%).

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

Elmu Higher Education Sdn Bhd, a Malaysia private company formed on May 24, 2021, provides management consultancy activities, education related services, research and development of other social sciences and humanities. Moving forward to in 2023, the company has been approved by the Ministry of Higher Education to establish a private higher education institution in Malaysia.

Minority Investments

In order to enhance our consulting relationships with certain clients, we may make minority investments in such clients. We believe these investments enable us to gain greater trust and loyalty from clients because through investment we not only provide consulting advice but financial support which further helps these clients meet their goals. Also, if we invest in a client we obtain greater insight into its operations and the industry it works in, which enhances our abilities in our consultancy and technology businesses. We currently have one minority investment in Zero Carbon Farms (5%), who is an agricultural technology company that builds and operates controlled environment farms. See “Business—Corporate Structure—Minority Investments” for a detailed description of our minority investment in Zero Carbon Farms.

Others

The Company has formed a number of companies that are currently dormant and have not conducted any operations, which include: VCI Energy Sdn Bhd (F.K.A TGI V Sdn Bhd); VCI Wootzano Robotics Sdn Bhd (F.K.A V Capital Robotics Sdn Bhd); Generative AI Sdn Bhd; and VCI Global Brands Limited (F.K.A. VCIG Limited).

Divestments

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

Corporate Information

Our principal executive offices are located at B03-C-8, 10 & 13A, Menara 3A, KL Eco City, No. 3 Jalan Bangsar, 59200 Kuala Lumpur, Malaysia, and our registered address in BVI is, Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands. Our telephone number is +603 7717 3089. The address of our website is https://v-capital.co/. Information contained on, or available through, our website does not constitute part of, and is not deemed incorporated by reference into, this annual report. Our agent for service of process in the United States is Carmel, Milazzo & Feil LLP, 55 West 39th Street, 4th Floor, New York, New York 10018.

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

Since our inception in 2013, we have been delivering our services to companies ranging from small-medium enterprises and government-linked agencies to publicly traded conglomerates across a broad array of industries. Our business operates solely in Malaysia, with clients predominantly from Malaysia, and some engagements with clients from China, Singapore, and the United States.

We have segregated our services in the following segments:

Business Strategy Segment

Business Strategy Consultancy – We specialize in listing solutions, investors relations and boardroom strategies consultancy. Our clientele, comprising a diverse mix of local and international entities, benefits from our services spanning both local and cross-border listings. Our roles begin from pre-listing diagnosis and planning to the finalization of the entire listing process. To better serve our clients, we extended our services line to include investor relations consultation, where we help our clients effectively handle investors’ expectations and manage communications. Further, we also offer services in attaining effective boardroom strategies for value creation and inclusive growth. Over the years, our consulting services have successfully propelled our clients’ businesses to the next level with strategic options, including mergers and acquisitions, initial public offerings, restructuring and transformation.

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

Our Investor Relations Services

In January 2021, our direct subsidiary, V Capital Kronos Berhad, successfully acquired Imej Jiwa, an investor and public relations consultancy firm. This strategic move positions us to better assist companies aspiring to list and trade on public exchanges. Imej Jiwa’s highly skilled investor relations (“IR”) professionals plays a crucial role in helping companies preparing for a successful IPO set up an effective IR team. To date, we serve over 47 public-listed Malaysian companies, constituting nearly 5% of total public listed companies in Malaysia.2 A notable example includes our engagement with Malaysia’s largest home improvement retailer, which consummated the biggest IPO in Malaysia since 2017, and the Malaysian leading dairy producer who consummated the second largest IPO in Malaysia since 2017 to provide IR consultancy services. Our dedicated IR team formulates effective strategies and communicates compellingly to drive stakeholder and media engagement throughout the IPO roadshow and post-IPO phases. We are equally committed in refining client’s investment narratives and delivering them to the right investors through the best channels.

[2]	As at February 20, 2024, there were 1018 publicly listed companies in Malaysia (Refer: https://www.bursamalaysia.com/listing/listing_resources/ipo/listing_statistic)

Our Boardroom Strategy Services

We leverage our multiple practices and connections with professionals across an array of industries to complement clients’ businesses, offering a holistic approach for sustainable growth with high return on capital. Given the exponentially rising expectations from investors, unprecedented economic disruptions, and fragmentation of traditional markets, we believe more companies need carefully planned strategies to stay ahead of the trend and the competition through restructuring or transformation. We assist our clients in making the informed decisions by actively involved in boardroom discussions and advising them on strategic options, particularly when it comes to exploring opportunities in offshoring, partnering, merger and acquisitions (“M&A”), deals outsourcing and initial public offerings. We have recently been engaged to consult on boardroom strategies for one of the largest hospitality groups in Malaysia as well as company that is a pioneering human resources technology provider in Malaysia.

Technology Consultancy Services & Solutions

Our technology consultancy services and solutions keep our clients ahead of major technology and industry trends. This includes next-generation digital transformation, software development, blockchain solutions and the industry restructuring driven by the convergence of these technologies.

We harness the transformative power of technology to propel companies to new heights. Recognizing the growing global significance of data analytics and digital transformation in enhancing existing business models, we have established relationships with technology experts to provide the following services:

●	Digital Development - We evaluate clients’ businesses and offer well-structured digitalization strategies to ensure the achievement of their targeted business objectives. At times, the journey from envisioning digitalization to its execution can be intricate. Our experts illuminate the paths for our clients by mapping their digitalization journeys in detail using deep domain expertise to define focused and effective strategic responses. Our approach emphasizes rich content, focused delivery, and innovative and result-driven strategies as we guide our clients toward a cost-saving path that enhances efficiency and cultivate a distinctive competitive advantage. Leveraging the expertise of our technology experts coupled with our established relationships with data analytics pioneers, we deliver efficient and innovative tailored digital solutions to resolve clients’ problems across various sector. Our commitment is to provide optimal solutions, ensuring our clients stay at the forefront of digital advancements.

●	Fintech Solution – We offer fintech solutions, insights, and a multidimensional approach to advising and collaborating, assisting companies in adapting to the ever-evolving business environment. One of our subsidiary companies, Accuventures Sdn Bhd, stands out as a dynamic and experienced information technology (IT) and financial technology (fintech) provider. Founded by a group of international industry professionals with extensive knowledge and experience in the fintech and IT industry, Accuventures Sdn Bhd is dedicated to supporting organizations. A notable component of our operations is Credilab Sdn Bhd, a fully owned subsidiary of Accuventures Sdn Bhd. This entity enable us to offer clients the easiest and fastest route to obtain instant cash loans. Credilab Sdn Bhd is currently operating a licensed money lending business in Malaysia with the approval granted by the Ministry of Housing and Local Governments. Their financial services are designed to address everyday needs of Malaysians in an innovative manner, utilizing cutting-edge technology for hassle-free access to money lending services.

●	Software Solutions – We offer custom software solutions to a diverse clientele, catering to both small to midsize companies, including those that are privately and publicly listed. Our dedicated software solutions team is committed to helping clients identify emerging technology trends and opportunities, delivering tailored software solutions to address their unique needs. Our comprehensive services begin with a thorough analysis of client challenges, followed by the meticulous processes of design, customization, building, integration, and scaling of software. With our vast network of relationships with software industry experts, we facilitate clients in sourcing for the most suitable technology that align their business needs.

●	Upcoming SaaS – Moving forward, our strategic initiatives involve the introduction of SaaS management software for our clients, aimed at delivering automated management, critical insights and intuitive data security. Through our SaaImpS platform, clients gain the ability to closely monitor their SaaS subscriptions and stay well-informed about key usage data across their organizations. Additionally, we are expanding our strategic initiatives into the AI technology sphere via the development of innovative business solutions and enhancing users experience through AI-powered platforms.

Recent Developments

Recent Offerings

On May 29, 2023, the Company executed a private placement offering subscription booklet, of which a share purchase agreement forms a part (the “Subscription Booklet”) with GlobexUS Holdings Corp., a Delaware corporation (the “GlobexUS”). Subject to the terms and conditions set forth in the Subscription Booklet, the Company subscribed 500 shares of common stock, par value $.0001 per share of GlobexUS in consideration of 600,000 restricted shares of the Company’s Ordinary Shares, at a value of $2.50 per share.

Change in Dividend Policy and Payment of Cash Dividend

On June 6, 2023, the Company announced that it had declared a first single tier interim dividend of $0.01 per Ordinary Share. The dividend was paid out on July 31, 2023, to shareholders of record on July 3, 2023 in the amount of $103,809.35.

The Company also announced a change in its dividend policy. Going forward, dividends will be paid to shareholders on a regular basis at the end of each financial year, irrespective of any interim dividends, which may be declared intermittently. The Company’s Board of Directors shall have the sole discretion on the annual amount of dividend to be paid to the shareholders.

Collaboration Agreement

On July 19, 2023, the Company entered into a Collaboration Agreement (the “Collaboration Agreement”) with Treasure Global Inc (Nasdaq: TGL) (“TGL”), a Malaysian solutions provider developing innovative technology platforms, in which the Company and TGL agreed to collaborate to develop an AI-powered travel platform (“Platform”) which utilizes advanced technology, including high-tech and predictive technology, to assist its users in discovering the best places to visit, explore, dine and engage in various activities during their travel in Malaysia. Furthermore, the Platform aims to facilitate the seamless booking of flights, hotels, car rentals, theme park tickets and concert show tickets.

Pursuant to the Collaboration Agreement, the Company and TGL will share ownership and profits generated from this collaboration on a 50:50 basis.

Software Agreement

On July 20, 2023, ZCity Sdn Bhd, formerly known as Gem Rewards Sdn Bhd (“Zcity”), a wholly owned subsidiary of TGL, entered into a Software Development Agreement (the “Software Agreement”) with the Company, in which Zcity shall create, design, produce, develop, finalize, commission and deliver the artificial intelligence powered travel platform to the Company.

Pursuant to the Software Agreement, in consideration of the service provided by ZCity to the Company, on August 1, 2023, the Company issued to ZCity 286,533 Ordinary Shares.

Follow on Offering

On January 11, 2024, the Company entered into certain securities purchase agreements (collectively, the “Purchase Agreement”) with certain institutional investors (the “Investors”) for a follow-on offering (the “Offering”) of 2,200,000 ordinary shares, no par value per share (“Ordinary Shares”) and accompanying Series A warrants to purchase up to an aggregate of 2,200,000 at an exercise price of $1.25 per Ordinary Share (the “Series A Warrants”) and Series B warrants to purchase up to an aggregate of 2,200,000 Ordinary Shares at an exercise price of $1.25 per Ordinary Share (the “Series B Warrants” and together with the Series A Warrants, the “Warrants”) at a combined public offering price of $1.25 per Ordinary Share and accompanying Series A Warrant to purchase one Ordinary Share and Series B Warrant to purchase one Ordinary Share.

Market Opportunity

The consulting market is expected to observe a revenue of US$111.4 billion in 2031, experiencing a CAGR of 11.6% during the forecast period (2023-2032)3. We believe the global consulting sector is one of the biggest and most mature markets within the professional services industry. Analysis indicated that the development of the consultancy industry is directly influenced by the lobal nature of consulting projects. The linkage has positively affected market growth, bolstering the industry’s capability to comprehend worldwide markets and effectively engage and retain valuable clients. The broader global perspective facilitates a deeper understanding of market intricacies, playing a crucial role in the sector’s expansion.

[3]	https://www.alliedmarketresearch.com/strategy-consulting-market-A31618

US IPO and M&A Deal Numbers and Proceeds

The US IPO market experienced unprecedented activity in 2021, marking the most active year in the past two decades. With 416 IPOs, nearly US$155.8 billion was raised, and strong pricing outcomes saw over 75% of issuers meeting or surpassing their IPO price targets.4 However, in 2022, the momentum reversed in 2022, experiencing only 90 IPOs and US$8.6 billion in proceeds, signaling a 94% decline. This shift was attributed to market volatility, macro challenges, and fluctuating investor confidence.

Looking ahead to 2023, there’s a notable resurgence. The count of IPOs on US Exchanges surged by 47% reaching 128 in 2023. Impressively, IPO proceeds exhibited remarkable growth to US$ 22.6 billion, exceeding 160%, primarily propelled by a series of prominent and substantial IPOs. Notably, seven IPOs in 2023 generated proceeds exceeding US$ 500 million, surpassing the count of four in 2022.5 The resurgence suggests a positive trajectory for the US IPO market, highlighting renewed momentum and robust growth in the year ahead.

The annual volume of M&A deals in the US has fluctuated significantly in recent years. In 2021, there were 23,161 M&A deals in the US, the highest volume registered throughout years 2020 to 2022,6 reaching US$3,195.2 billion in 2021.7 According to Statista’s survey from year 2006 to Q1 2022,8 the United States had hosted the largest M&A deals globally during that timeframe. Following a year of unprecedented M&A deal activity, 2022 witnessed the M&A market settling back into a more familiar pace. The number of M&A deals has fallen 22% to 18,072 deals in 2022, and the value of these deals declined drastically to US$1,813.0 billion, representing 43.2% decrease.

As of July 2023, the count of M&A deals stands at 8,749, 9 while, on the other hand, M&A values have reached US$773 billion. 10 M&A market experienced a decline in 2023 due to the valuation gap between what buyers wanted to spend and what sellers wanted to charge for their companies, preventing many potential deals from materializing. Additionally, other factors such as high interest rates, mixed macroeconomic signals, regulatory scrutiny, and geopolitical risks contributed to deal delays.

Despite the overall decline, the market’s performance was uneven. For instance, valuation gap between what buyers’ preferences and sellers demands continued to hinder many potential deals from materializing. 11

[4]	https://assets.ey.com/content/dam/ey-sites/ey-com/en_gl/topics/ipo/ey-2021-global-ipo-trends-report-v2.pdf
[5]	https://assets.ey.com/content/dam/ey-sites/ey-com/en_gl/topics/ipo/ey-global-ipo-trends-2023-q4.pdf

https://assets.ey.com/content/dam/ey-sites/ey-com/en_gl/topics/ipo/ey-global-ipo-trends-2022-v1.pdf

[6]	https://www.statista.com/statistics/245977/number-of-munda-deals-in-the-united-states/
[7]	https://www.statista.com/statistics/246786/m-and-a-deal-value-in-the-united-states-per-month/
[8]	https://www.statista.com/statistics/420990/value-of-merger-and-acquisition-deals-usa/
[9]	https://www.statista.com/statistics/1272760/manda-deal-volume-in-the-united-states-per-month/
[10]	https://www.statista.com/statistics/246786/m-and-a-deal-value-in-the-united-states-per-month/
[11]	https://www.bain.com/insights/looking-back-m-and-a-report-2024/#:~:text=In%202023%2C%20the%20total%20M%26A,ve%20been%20in%20a%20decade.

IPO, M&A Private Equity/Venture Capital Deal Numbers and Proceeds in Malaysia

In 2022, Malaysia’s IPO market rebounded to pre-COVID levels, with 35 new listings, marking a 21% increase from the previous year.12 The resurgence was attributed to cornerstone investors and a surplus of uninvested capital. The country’s rising vaccination rate also contributed to a growing number of companies with strong fundamentals seeking to expand their presence and tap into the capital markets. Overall, Malaysia’s IPO market remained vibrant in 2022.

In 2023, Malaysia witnessed 32 IPOs, generating US$ 800 million in proceeds. This marked 9% decrease in number of IPOs and a 11% of decrease in the proceeds when compared annually.13 There were 24 listings on the ACE Market this year, one less than the 25 in 2022, which was the highest number of listings since the market started in 2009. Professional have noted that this aligns with the global trend, where many smaller companies are choosing to list on the Nasdaq in the US and in Australia. 14 As of October 2023, Malaysia recorded a total of 221 M&A deals in 2023, valued at US$5.93 billion, with expectation to reach US$ 6.81 billion in 2024.15 Throughout 2023, the M&A landscape witnessed robust activities, encompassing strategic collaborations and substantial acquisitions, as companies actively sought synergies. Particularly noteworthy was a potential merger between two automotive giants, standing out as one of the significant transactions of the year.16

Regarding PE/VC investments in 2023, Malaysia had 72 deals that valued in US$ 1.28 billion, indicating a 100% growth on the number of deals and 15% increment on the deal value comparing to year 2022.17 With investors anticipating increased deal activity in 2024, the PE landscape in Southeast Asia will be shaped by various themes, including technology and artificial intelligence. Beyond reshaping various sectors in SEA, this trend is creating significant demand for digital infrastructure.18

[12]	https://assets.ey.com/content/dam/ey-sites/ey-com/en_gl/topics/growth/ey-guide-to-going-public-strategic-considerations-before-during-and-post-ipo.pdf
[13]	https://www2.deloitte.com/content/dam/Deloitte/my/Documents/audit/my-aud-malaysia-ipo-capital-market-2023-mid-year.pdf
[14]	https://theedgemalaysia.com/node/69520215
[15]	https://www.statista.com/outlook/fmo/corporate-finance/mergers-and-acquisitions/malaysia
[16]	https://www.thestar.com.my/business/business-news/2023/11/13/mas-to-staybuoyant
[17]	https://www.sc.com.my/api/documentms/download.ashx?id=5619a860-9538-48f9-9db6-aa78ffdf6a3f
[18]	https://www.ey.com/en_my/private-equity/private-equity-update/southeast-asia-quarterly-private-equity-update-2023

Total Addressable Market Growth – Malaysia IT Consulting Market

The IT consulting market in Malaysia exhibited growth, increasing from US$0.21 billion in 2022 to US$0.23 billion in 2023, marking a 10.2% rise. Projections indicate an anticipated expansion to US$0.25 billion in 2024, showcasing a Compound Annual Growth Rate (CAGR) of 7.04%. This trajectory is expected to lead to a market volume of US$0.33 billion by 2028. 17

The upswing in the IT Consulting & Implementation market in Malaysia can be attributed to the flourishing e-commerce sector, which has experienced rapid growth in recent years. The escalating demand for IT consulting and implementation services is evident as e-commerce businesses seek assistance in establishing their online presence, streamlining their supply chain, and enhancing overall business strategy. Additionally, a noteworthy trend influencing the market is the increasing adoption of artificial intelligence and machine learning. These technologies play a pivotal role in automating business processes and enhancing decision-making capabilities.17

Business Model and Strategy

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

[17]	https://www.statista.com/outlook/tmo/it-services/it-consulting-implementation/malaysia

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

Our strategy is to work closely with our clients’ management to understand their business objectives in order to develop and implement solutions that optimise financial performance and enhance productivity. Our business processes for the effective execution of our consultancy services are as follows:

❖	Understand clients’ objectives and prioritise issues: Upon a full comprehension of the business objectives of our clients, we subsequently narrow down and pinpoint the issues to ultimately come up with a list of issues to overcome, with the priority given to the more critical matters.

❖	Proposal and fee structure: Upon identifying the business requirements, we then generate pitch books or business proposals which includes amongst others the brief equity story, business overview, market and financial analysis to present the big picture and also the expected timeline and procedures. Thereafter, we shall propose the terms of our consultancy services engagements and fee structure be agreed upon.

❖	Execution of our services and delivering results: According to the clients’ business capabilities, requirements and objectives, we leverage our deep expertise to assist clients in creating values by providing profitable ideas, customising bold strategic options, offering sector intelligence, and equipping clients with cost-saving solutions for lasting-growth and in order to meet our clients’ needs and satisfaction.

●	Creating Asset-based Solutions to Drive Superior Results

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

The following table presents our revenue for fiscal years ended December 31, 2023, 2022, and 2021.

	Revenue Fiscal Year Ended December 31
	2023		2022	2021
	MYR	USD	MYR	MYR
Business Strategy Consultancy	67,252,153	14,654,120	17,681,457	27,308,368
Technology Development, Solutions and Consultancy	20,525,915	4,472,559	17,505,200	19,425,038
Interest income	1,897,005	413,354	-
Others	1,123,071	244,715	383,225	741,636
Total	90,798,144	19,784,748	35,569,882	47,475,042

Depending on the terms of the service engagement contract, our revenues are derived from a few principal types of billing arrangements as explained below:

Business Consultancy

●	Retainer Engagements

In our retainer-based engagements, the client is billed according to the predetermined fees and billing period. The retainer fee is determined based on amongst others, the value, complexity and scale of the engagement. Throughout the period of the retainer engagement, we provide clients with holistic business or technology consulting services. It is the client’s expectation in these engagements that the pre-established fee will not be exceeded except in mutually agreed upon circumstances.

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

Clients are billed according to a predetermined consulting fee for a period of engagement. The consulting fee is determined based on amongst others the value, complexity, applicable program, required IT professionals and skills, and the scale of the engagement. Throughout the engagement, we provide clients holistic technology consulting services. The right software solutions add value to business practices, and we achieve that by identifying and understanding the kinds of software most suited to the size, needs, and requirements of the client’s business and industry.

●	Development Fees

In our Technology segment, certain clients are billed based on the proprietary software developed in accordance with the requirements of the clients. We provide bespoke and customized programs, software, and website development tailored to the needs of the clients’ business in facilitating the adoption and integration of technology to boost their business performance.

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

We believe the principal reason clients choose a particular consulting firm is the experience of the firm’s professionals. As of 2023, our executive chairman has an accumulated experience of 19 years in a wide array of business operations and consulting services while our consultants have a combined wealth of knowledge and experience in accounting, finance, legal, business management and operations. In addition, our highly credentialed consultants include certified public accountants and qualified legal professionals.

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

This era of digitalization that we live in is akin to a world without boundaries. Knowing our potential client and getting connected with our targeted clients will be further facilitated by our focus in online digital marketing. Having an effective utilisation of algorithms also helps us to determine the appropriate media and can vastly improve our potential reach and facilitate new client engagement across the globe. We plan to deploy these strategies to market our brand:

●	Brand Image: Our marketing efforts focus on building the image of our extensive expertise and knowledge of our professionals. We intend to conduct marketing campaigns to increase media visibility and to engage our audience with newsletters and industry insights.

●	Social Media: We plan to leverage our official website and social media account as well as LinkedIn to kick start our social media campaign which will be targeted towards big corporations and small to medium enterprises around the world.

●	Online Search Engine Optimization (SEO): SEO plays a pivotal role in our digital marketing campaign as it serves as our supporting strategy, enhancing our online presence campaign. We aim engage SEO expert team to assist in the promotional campaign, to use advertising and keyword tagging strategy to drive traffic to our social media accounts and our website.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

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

Employees

As of December 31, 2023, we have a total of 102 full-time employees. Our employees are based in Malaysia.

Property and Facilities

We lease and maintain our offices located at Level 11, Marina Bay Financial Centre Tower and B03-C-08, B03-C-10 & B03-C-13A, Menara 3 KL Eco City, No.3, Jalan Bangsar, 59200 Wilayah Persekutuan Kuala Lumpur, Malaysia.

We believe that the offices that we currently lease are adequate to meet our needs for the immediate future.

C. Organizational Structure

See “—A. History and Development of the Company.”

D. Property, Plants and Equipment

See “—B. Business Overview—Facilities.”

Item 4A. UNRESOLVED STAFF COMMENTS

None.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This annual report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our business and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2023 and 2022

The following table summarizes our results of operations for the fiscal years ended December 31, 2023 and 2022, respectively, and provides information regarding the MYR and percentage increase or (decrease) during such periods.

	2023			2022		Variances
	Amount	Amount	% of total	Amount	% of total	Amount
	MYR	USD	revenue	MYR	revenue	MYR	%
Revenue	89,581,700	19,519,687	98.66%	34,265,404	96.33%	55,316,296	161.43
Revenue – related party	1,216,444	265,061	1.34%	1,304,478	3.67%	(88,034)	(6.75)
Total revenue	90,798,144	19,784,748	100.00%	35,569,882	100.00%	55,228,262	155.27

Other income	752,251	163,914	0.83%	1,732,343	4.87%	(980,092)	56.58

Cost of services	(15,384,017)	(3,352,149)	16.94%	(7,655,889)	21.52%	(7,728,128)	100.94

Depreciation	(742,946)	(161,887)	0.82%	(467,616)	1.31%	(275,330)	58.88

Directors’ fees	(5,919,444)	(1,289,836)	6.52%	(193,000)	0.54%	(5,726,444)	2,967.07

Employee benefits expenses	(18,851,224)	(4,107,647)	20.76%	(10,395,252)	29.22%	(8,455,972)	81.34

Impairment allowance on trade receivables	(1,029,198)	(224,260)	1.13%	(342,427)	0.96%	(686,771)	200.56

Rental expenses	(232,081)	(50,570)	0.26%	(257,243)	0.72%	25,162	(9.78)

Legal and professional fees	(6,364,322)	(1,386,774)	7.01%	(181,228)	0.51%	(6,183,094)	3,411.78

Finance cost	(92,587)	(20,175)	0.10%	(51,104)	0.14%	(41,483)	81.17

Other operating expenses	(10,339,134)	(2,252,878)	11.39%	(4,034,471)	11.34%	(6,304,663)	156.27

Profit before income tax	32,595,442	7,102,486	35.90%	13,723,995	38.58%	18,871,447	137.51

Income tax expenses	619,698	135,031	0.68%	6,590,981	18.53%	(5,971,283)	(90.60)

Profit for the year	33,215,140	7,237,517	36.58%	20,314,976	57.11%	12,900,164	63.50

Revenue

Our total revenue increased by MYR55,228,262 ($11,705,274), or 155.27%, to MYR90,798,144 ($19,784,748) for the fiscal year ended December 31, 2023 from MYR35,569,882 ($8,079,474) for the fiscal year ended December 31, 2022. The increase in our revenue was primarily due to increase in the revenue from business strategy consultancy services and technology development, solutions and consultancy services.

Our different revenue sources for fiscal years 2023 and 2022 were as follows:

		For the fiscal years ended December 31
		2023		2022		Change
	Amount	Amount	%	Amount	%	Amount	%
	MYR	USD		MYR		MYR
Revenue by service types:
Revenue from business strategy consultancy	67,252,153	14,654,120	74.07%	17,681,457	49.71%	49,570,696	280.35%
Revenue from technology development, solutions and consultancy	20,525,915	4,472,559	22.61%	17,505,200	49.21%	3,020,715	17.26%
Interest income	1,897,005	413,354	2.09%	-	-%	1,897,005	100.00%
Others	1,123,071	244,715	1.23%	383,225	1.08%	739,846	193.06%
Total operating revenue	90,798,144	19,784,748	100.00%	35,569,882	100.00%	55,228,262	155.27%

Revenue from Business Strategy Consultancy Services

Our revenue from business strategy consultancy services increased significantly by MYR49,570,696 ($10,637,889), or approximately 280.35%, from MYR17,681,457 ($4,016,231) in the fiscal year ended December 31, 2022 to MYR67,252,153 ($14,654,120) in the fiscal year ended December 31, 2023. The significant increase was due to the completion or near completion of multiple IPO projects by the end of December 31, 2023.

Revenue from Technology Development, Solutions, and Consultancy Services

Our technology development, solutions and consultancy service revenue increase by approximately 17.26% from MYR17,505,200 ($3,976,196) for the fiscal year ended December 31, 2022 to MYR20,525,915 ($4,472,559) for the fiscal year ended December 31, 2023. The increase was due to the completion of two major projects which are fintech solutions and e-commerce platforms.

Revenue from Interest Income

During the fiscal year ended December 31, 2023, we have recognized a total of MYR1,897,005 ($413,354) interest income from our microfinancing activities. This is our new source of income in 2023.

Revenue from Other Services

Other revenues consist of loan processing fees, management fees, training fees and marketing consultancy fees. In the fiscal year ended December 31, 2023 and 2022, other revenues was MYR1,123,071 ($244,715) and MYR383,225 ($87,047) respectively. It has increased by 193.06% or MYR739,846 ($157,668) due to the newly introduced loan processing fees from our microfinancing activities in 2023, increased in our marketing consultancy projects and training activities.

Other Income

Our sources for other income for fiscal years 2023 and 2022 were as follows:

	For the fiscal years ended December 31
	2023			2022		Change
	Amount	Amount	%	Amount	%	Amount	%
	MYR	USD		MYR		MYR
Other income:
Interest income	7,323	1,596	0.97	49	0.00	7,274	14,844.90
Wage Subsidy	-	-	-	29,900	1.73	(29,900)	(100)
Gain on disposal of investment	-	-	-	1,542,200	89.02	(1,542,200)	(100)
Gain on disposal of property, plant and equipment	-	-	-	6,501	0.38	(6,501)	(100)
Other income – IPO Conference	502,949	109,592	66.86	-	-	502,949	100
Reimbursement income for expenses incurred	241,979	52,726	32.17	153,693	8.87	88,286	57.44
Total	752,251	163,914	100.00	1,732,343	100.00	980,092	56.58

Other income was MYR752,251 ($163,914) and MYR1,732,343 ($393,491) in fiscal year ended December 31, 2023 and 2022 respectively.

Reimbursement income for expenses incurred in the year ended 2022 and 2023 relates to the monthly out-of-pocket expenses charged by Imej Jiwa Communications Sdn Bhd to their clients for the investor relation services.

Operating Costs

The following table sets forth the breakdown of our operating costs for the fiscal years ended December 31, 2023 and 2022:

	For the fiscal years ended December 31,
	2023			2022		Variances
	Amount	Amount	%	Amount	%	Amount	%
	MYR	USD		MYR		MYR
Consultant fee	11,075,069	2,413,237	18.79	1,884,806	8.00%	9,190,263	487.60
IT expenses	1,098,800	239,426	1.84	5,724,360	24.28%	(4,625,560)	(80.80)
Subscription fee	140,982	30,720	0.24	14,125	0.06%	126,857	898.10
Referral fee	2,534,502	552,263	4.30	-	-	2,534,502	100
Other cost of services	534,664	116,503	0.91	32,598	0.14%	502,066	1,540.17
Depreciation	742,946	161,887	1.26	467,616	1.98%	275,330	58.88
Directors’ fee	5,919,444	1,289,836	10.04	193,000	0.82%	5,726,444	2,967.07
Employee benefits expenses	18,851,224	4,107,647	31.98	10,395,252	44.09%	8,455,972	81.34
Impairment allowance on trade receivables	1,029,198	224,260	1.75	342,427	1.45%	686,771	200.56
Rental expenses	232,081	50,570	0.39	257,243	1.09%	(25,162)	(9.78)
Legal and professional fees	6,364,322	1,386,774	10.80	181,228	0.77%	6,183,094	3,411.78
Finance cost	92,587	20,175	0.16	51,104	0.21%	41,483	81.17
Other operating expenses	10,339,134	2,252,878	17.54	4,034,471	17.11%	6,304,663	156.27
Total operating costs	58,954,953	12,846,176	100.00	23,578,230	100.00%	35,376,723	150.04

Our operating costs as a percentage to our total revenue in the fiscal year 2023 was consistent with fiscal year 2022 which were 64.93% and 66.29% respectively. The operating costs increased significantly by MYR35,376,723 ($7,490,529), or approximately 150.04%, from MYR23,578,230 ($5,355,647) in fiscal year 2022 to MYR58,954,953 ($12,846,176) in fiscal year 2023. The increase was due to the following major reasons:

(1)	For the fiscal year 2023, the employee benefits expenses were MYR18,851,224 ($4,107,647), an increase of MYR8,455,972 ($1,746,431) compared with MYR10,395,252 ($2,361,216) in fiscal year 2022. Such an increase was mainly attributable to the expansion of our business. Instead of relying on external resources, the Group recruited more professional talents across different industries to support the Group’s growing businesses.

(2)	The consultant fees refer to the Company’s costs incurred from assisting its clients, in engaging all the relevant professionals required during the listing process, including but not limited to legal counsel, auditors, finance consultants, the US Capital markets consultant, which such consultant fee payment shall be included and be treated as part of our consultation services to our clients during the IPO’s process. Consultant fees were MYR11,075,069 ($2,413,237) in fiscal year 2023, an increase of MYR9,190,263 ($1,985,115) as compared to MYR1,884,806 ($428,122) in fiscal year 2022, primarily due to more on-going IPO projects and the increase in their consultancy fees.

(3)	IT expenses decreased by MYR4,625,560 ($1,060,827) from MYR5,724,360 ($1,300,253) in fiscal year 2022 to MYR1,098,800 ($239,426) in fiscal year 2023 because of the expansion of our in-house IT team in 2023. Many of the IT projects have been developed in-house and deployed to our customers directly.

(4)	Subscription fee increased by MYR126,857 ($27,512) from MYR14,125 ($3,208) in fiscal year 2022 to MYR 140,982 ($30,720) in fiscal year 2023 due to an additional subscription to a service provider which provides media monitoring, analytics and insight solutions.

(5)	Referral fee was MYR2,534,502 ($552,263) for the fiscal year 2023 and Nil for the fiscal year 2022. Referral fees were paid for the introduction of new projects for the consulting services.

(6)	Other cost of services increased by MYR502,066 ($109,099) from MYR32,598 ($7,404) in fiscal year 2022 to MYR534,664 ($116,503) in fiscal year 2023 major due to fees paid to the sub-contractors and also accreditation fees.

(7)	For the fiscal year 2023, depreciation was MYR742,946 ($161,887), an increase of MYR275,330 ($55,671) compared with MYR467,616 ($106,216) in fiscal year 2022, primarily due to additional fixed assets acquired during the year, such as renovation for our newly leased offices and campus, computer software and office equipment.

(8)	Directors’ fee increased from MYR193,000 ($43,839) in fiscal year 2022 to MYR5,919,444 ($1,289,836) in fiscal year 2023, with an increase of MYR5,726,444 ($1,245,997) or approximately 2,967.07% due to the increased in the number of Directors employed and also an increase in their responsibilities and duties toward the group after the IPO exercise in 2023.

(9)	Impairment allowance on trade receivables increased significantly by MYR686,771 ($146,480) or approximately 200.56%, from MYR342,427 ($77,780) in fiscal year 2022 to MYR1,029,198 ($224,260) in fiscal year 2023.

(10)	Rental expenses in fiscal year 2023 were consistent with fiscal year 2022 which were MYR232,081 ($50,570) and MYR257,243 ($58,431) respectively.

(11)	Legal and professional fees were MYR6,364,322 ($1,386,774) in fiscal year 2023, a significant increase of MYR6,183,094 ($1,345,609) as compared with MYR181,228 ($41,165) in fiscal year 2022, primarily due to the significant increase in regulatory compliance requirements. We are required to comply with the Securities Exchange Act of 1934, Sarbanes-Oxley Act and the Dodd-Frank Act, as well as rules and regulations implemented by the Securities and Exchange Commission and Nasdaq after our IPO exercise in 2023.

(12)	Finance cost increased by MYR41,483 ($8,567) from MYR51,104 ($11,608) in fiscal year 2022 to MYR92,587 ($20,175) in fiscal year 2023, primarily due to increase in lease liabilities during the financial year.

(13)	Other operating expenses mainly consist of marketing expenses, event fees, office expenses, travelling expenses, secretarial fees and foreign exchange adjustments. Other operating expenses increased by MYR6,304,663 ($1,336,473) from MYR4,034,471 ($916,405) in fiscal year 2022 to MYR10,339,134 ($2,252,878) in fiscal year 2023, mainly due to (i) increased in marketing expenses by MYR1,203,327 ($258,846) to reach out to more customers and create brand awareness, (ii) increased in event fees of MYR1,118,765 ($243,623) due to the organisation of an IPO conference in October 2023 (iii) increased in office expenses by MYR1,228,611 ($264,698) as bigger office and more employees required higher maintenance, and cleaning, (iv) increased in travelling expenses by MYR903,749 ($192,078) as management team travels to meet up with overseas clients.

We expect our overall operating costs, including marketing expenses, salaries, and professional and business consulting expenses, to continue to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations.

Provision for Income Taxes

Our provision for income taxes was MYR619,698 ($135,031) in fiscal year ended December 31, 2023, primarily due to the underprovision of income tax of MYR619,698 ($135,031) in fiscal year 2022. For the subsidiaries that are incorporated in Malaysia, they are governed by the income tax laws of Malaysia. The income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations, and practices. Under the Income Tax Act of Malaysia, enterprises incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate, while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis. The tax rate for small and medium sized companies (generally companies incorporated in Malaysia with paid-in capital of MYR2,500,000 or less, and gross income of not more than MYR50 million) is 17% for the first MYR600,000 (or approximately $150,000) taxable income for the fiscal years ended December 31, 2023 and 2022, with the remaining balance being taxed at the 24% rate.

Net Income

As a result of the foregoing, we reported net income of MYR33,215,140 ($7,337,517) for the fiscal year ended December 31, 2023, representing a significant increase of MYR12,900,164 ($2,723,099) from a net income of MYR20,314,976 ($4,614,418) for the fiscal year ended December 31, 2022.

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2022 and 2021

The following table summarizes our results of operations for the fiscal years ended December 31, 2022 and 2021, respectively, and provides information regarding the MYR and percentage increase or (decrease) during such periods.

	2022			2021		Variances
	Amount	Amount	% of total	Amount	% of total	Amount
	MYR	USD	revenue	MYR	revenue	MYR	%
Revenue	34,265,404	7,783,170	96.33%	37,871,829	79.77%	(3,606,425)	(9.52)
Revenue – related party	1,304,478	296,304	3.67%	9,603,213	20.23%	(8,298,735)	(86.42)
Total revenue	35,569,882	8,079,474	100.00%	47,475,042	100.00%	(11,905,160)	(25.08)

Other income	1,732,343	393,491	4.87%	278,855	0.59%	1,453,488	521.23

Cost of services	(7,655,889)	(1,738,987)	21.52%	(10,300,051)	21.70%	2,644,162	(25.67)

Depreciation	(467,616)	(106,216)	1.31%	(55,232)	0.12%	(412,384)	746.64

Directors’ fees	(193,000)	(43,839)	0.54%	(656,000)	1.38%	463,000	(70.58)

Employee benefits expenses	(10,395,252)	(2,361,216)	29.22%	(4,198,908)	8.84%	(6,196,344)	147.57

Impairment allowance on trade receivables	(342,427)	(77,780)	0.96%	(1,415,211)	2.98%	1,072,784	(75.80)

Rental expenses	(257,243)	(58,431)	0.72%	(237,205)	0.50%	(20,038)	8.45

Legal and professional fees	(181,228)	(41,165)	0.51%	(728,716)	1.53%	547,488	(75.13)

Finance cost	(51,104)	(11,608)	0.14%	(106,473)	0.22%	55,369	(52.00)

Other operating expenses	(4,034,471)	(916,405)	11.34%	(2,997,803)	6.31%	(1,036,668)	34.58

Profit before income tax	13,723,995	3,117,318	38.58%	27,058,298	56.99%	(13,334,303)	(49.28)

Income tax expenses	6,590,981	1,497,100	18.53%	(7,120,480)	15.00%	13,711,461	(192.56)

Profit for the year	20,314,976	4,614,418	57.11%	19,937,818	42.00%	377,158	1.89

Revenue

Our total revenue decreased by MYR11,905,160 ($3,291,795), or 25.08%, to MYR35,569,882 ($8,079,473) for the fiscal year ended December 31, 2022 from MYR47,475,042 ($11,371,268) for the fiscal year ended December 31, 2021. The decrease in our revenue was primarily due to decreases in the revenue from business strategy consultancy services and technology development, solutions and consultancy services.

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

Revenue from Business Strategy Consultancy Services

Our revenue from business strategy consultancy services decreased significantly by MYR9,626,911 ($2,524,695), or approximately 35.25%, from MYR27,308,368 ($6,540,926) in the fiscal year ended December 31, 2021 to MYR17,681,457 ($4,016,231) in the fiscal year ended December 31, 2022. The significant decrease was due to the focus on our own Group’s IPO and most of the new deals were closed in the 4th quarter of 2022, therefore most of the revenue of those new engagements would be recognised in 2023 instead of 2022.

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

Revenue from Other Services

Other services consist of fintech and marketing-related services. During the fiscal year ended December 31, 2022 and 2021, revenue from other services was MYR383,225 ($87,047) and MYR741,636 ($177,637) respectively. It has decreased by 48.33% or MYR358,411 ($90,590) due to our restructuring of our fintech business model. We expect to launch a brand new fintech business model in 2023 which is expected to generate higher returns as compared to the previous fintech business model.

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

Other income was MYR1,732,343 ($393,491) and MYR278,855 ($66,792) in fiscal year ended December 31, 2022 and 2021 respectively. The Wage Subsidy Program (“WSP”) is a financial assistance introduced in Malaysia paid to employers of every enterprise, for each worker earning RM4,000 and below and for a period of six months only. The purpose of the WSP is to help employers affected by COVID-19 pandemic to be able to continue the companies’ operations and prevent employees from losing their jobs and source of income.

Reimbursement income for expenses incurred in the year ended 2021 and 2022 relates to the monthly out-of-pocket expenses charged by Imej Jiwa Communications Sdn Bhd to their clients for the investor relation services.

The gain on disposal of investment is relating to the disposal of our 3% interest in DFA Robotics for $650,635.47, which represented $350,635.47 on the sale.

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

Our operating costs as a percentage of our total revenue increased from 43.37% in the fiscal year 2021 to 66.14% in the fiscal year 2022. The operating costs increased significantly by MYR2,882,631 ($398,617), or approximately 13.93%, from MYR20,695,599 ($4,957,030) in fiscal year 2021 to MYR23,578,230 ($5,355,647) in fiscal year 2022. The increase was due to the following major reasons:

(1)	For the fiscal year 2022, the employee benefits expenses were MYR10,395,252 ($2,361,216), an increase of MYR6,196,344 ($1,355,490) compared with MYR4,198,908 ($1,005,726) in fiscal year 2021. Such an increase was mainly attributable to the expansion of our business. Instead of relying on external resources, the Group recruited more professional talents across different industries to support the Group’s growing businesses.

(2)	The consultant fee refers to the Company’s costs incurred from assisting its clients, in engaging all the relevant professionals required during the listing process, including but not limited to legal counsel, auditors, finance consultants, the US Capital markets consultant, which such Consultant fee payment shall be included and be treated as part of our consultation services for its clients during the IPO’s process. Consultant fee was MYR1,884,806 ($428,122) in fiscal year 2022, a decrease of MYR8,097,268 ($1,962,794) when compared with MYR9,982,074 ($2,390,916) in fiscal year 2021, primarily due to more functions were now performed in-house. This is consistent with the increase in our employee benefits expenses in fiscal year 2022.

(3)	IT expenses increased by MYR5,519,457 ($1,251,174) from MYR204,903 ($49,079) in fiscal year 2021 to MYR5,724,360 ($1,300,253) in fiscal year 2022 as a result of outsourcing some of the IT projects to external parties.

(4)	Subscription fee decreased by MYR80,016 ($19,341) from MYR94,141 ($22,549) in fiscal year 2021 to MYR14,125 ($3,208) in fiscal year 2022 due to cancellation of some of the subscription services which were no longer relevant to our businesses.

(5)	Other cost of services increased slightly by MYR13,665 ($2,869) from MYR18,933 ($4,535) in fiscal year 2021 to MYR32,598 ($7,404) in fiscal year 2022.

(6)	For the fiscal year 2022, depreciation was MYR467,616 ($106,216), an increase of MYR412,384 ($92,987) compared with MYR55,232 ($13,229) in fiscal year 2021, primarily due to additional fixed assets acquired during the year, such as renovation of our new leased offices, furniture and fittings as well as office equipment.

(7)

Directors’ fee decreased from MYR656,000 ($157,126) in fiscal year 2021 to MYR193,000 ($43,839) in fiscal year 2022, with a decrease of MYR463,000 ($113,287) or approximately 70.58% as one of our subsidiaries has stopped payment of fees to its director in year 2022.

(8)	Impairment allowance on trade receivables decreased significantly by MYR1,072,784 ($261,193) or approximately 75.80%, from MYR1,415,211 ($338,973) in fiscal year 2021 to MYR342,427 ($77,780) in fiscal year 2022 as we do not foresee any other irrecoverable receivables other than those we have already provided so far.

(9)	Rental expenses increased by MYR20,038 ($1,615), from MYR237,205 ($56,816) in fiscal year 2021 to MYR257,243 ($58,431) in fiscal year 2022. This is because we have moved to a bigger office since August 2022 to accommodate the increase in the number of employees.

(10)	Legal and professional fees were MYR181,228 ($41,165) in fiscal year 2022, a decrease of MYR547,488 ($133,378) when compared with MYR728,716 ($174,543) in fiscal year 2021, primarily due to having inhouse legal team rather than reliance on external legal services.

(11)	Finance cost decreased by MYR55,369 ($13,895) from MYR106,473 ($25,303) in fiscal year 2021 to MYR51,104 ($11,608) in fiscal year 2022, primarily due to decrease in the interest rate and the principal of the term loan.

(12)	Other operating expenses included marketing expenses, office expenses, travelling expenses and etc. Others increased by MYR1,036,668 ($198,368) from MYR2,997,803 ($718,037) in fiscal year 2021 to MYR4,034,471 ($916,405) in fiscal year 2022, mainly due to (i) increased in marketing expenses by MYR770,358 ($170,775) to reach out to more customers and create brand awareness, (ii) increased office expenses by MYR577,193 ($128,664), bigger offices require higher maintenance and cleaning.

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

B. Liquidity and Capital Resources

Cash Flows for the Fiscal Year Ended December 31, 2023 Compared to the Fiscal Year Ended December 31, 2022

The following table sets forth a summary of our cash flow for the year ended 31 December 2023 and 2022

	For the fiscal year ended December 31,
	2023		2022
Summary Consolidated Cash Flow Data	MYR	USD	MYR
Net cash generated from/(used in) operating activities	5,283,329	1,151,228	(1,343,218)
Net cash (used in)/generated from investing activities	(18,243,659)	(3,975,259)	1,127,695
Net cash generated/(used in) financing activities	13,601,614	2,963,766	1,088,571
Net increase in cash and cash equivalents	641,284	139,735	873,048
Cash and cash equivalents at the beginning of year	3,995,995	870,720	3,122,947
Cash and cash equivalents at the end of year	4,637,279	1,010,455	3,995,995

Net cash generated from operating activities in 2023 was RM5.3 million (USD1.1 million), which consists of our profit before tax of RM32.6 million (USD7.1 million) as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash primarily included impairment allowance on trade and loan receivables at RM1 million (USD224k), bad debt written off at RM814k (USD177k), depreciation of property, plant and equipment, and depreciation of right-of-use asset at RM743k (USD162k). The principal items accounting for the changes in operating assets and liabilities were (i) RM 51.2 million (USD11.1 million) of increase in trade and other receivables and (ii) RM17.5 million (USD3.9 million) of increase in trade and other payables.

Investing activities

Net cash used in investing activities in 2023 was RM18.3 million (USD4 million), which was attributable to our investment in GlobexUS Holdings Corp., YY Group Holding Limited and Sagtec Global Limited. Additionally, we have also acquired a total of RM2.0 million (USD433k) in property and equipment.

Financing activities

Net cash generated from financing activities in 2023 was RM13.6 million (USD3.0 million), which was due to advances to related parties at RM2.3 million (USD0.5 million), dividend paid at RM0.5 million (USD104k), repayment of finance lease liabilities at RM375k (USD82k) and proceeds from issuance of shares at RM17.5 million (USD3.8 million).

Our principal sources of liquidity to finance our operating and investing activities have been net cash provided by financing activities. As of December 31, 2023, we had RM 4.6 million (USD 1.0 million) in cash and cash equivalents, out of which RM3.2 million (USD 706k) was held in Ringgit Malaysia and the rest was held in other currencies. Our cash and cash equivalents primarily consist of cash on hand, general bank balances and cash in share trading accounts.

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

Net cash generated from investing activities in 2022 was RM1.1 million (USD256k), which was attributed to the purchase of property and equipment during the year at RM1.7 million (USD 379k) and then offset by proceeds from disposal of investment at RM2.8 million (USD634k).

Financing activities

Net cash used in financing activities in 2021 was RM17.5 million (USD4.2 million), which was due to advances to related parties of RM18.3 million (USD 4.4 million) and proceeds from bank borrowings and preference shares of RM1.5 million (USD 0.36 million).

Net cash used in financing activities in 2022 was RM1.1 million (USD247k), which was due to proceeds received from the issuance of new shares at RM12.9 million (USD2.9 million) and offset by advances made to related parties at RM11 million (USD2.5 million).

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

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2023, 2022, and 2021.

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

Trade and Other Receivables

A receivable is recognized when the group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognized before the group has an unconditional right to receive consideration, the amount is presented as a contract asset. Trade receivables that do not contain a significant financing component are initially measured at their transaction price. Trade receivables that contain a significant financing component and other receivables are initially measured at fair value plus transaction costs. All receivables are subsequently stated at amortised cost, using the effective interest method and including an allowance for credit losses. As of December 31, 2023 and 2022, the allowance for doubtful debts are MYR2,518,122 and MYR1,757,638, respectively.

Revenue Recognition

Revenue is recognized to depict the transfer of promised services to clients at an amount that reflects the consideration to which an entity expects to be entitled in exchange for those services. Specifically, the Company uses a five-step approach to recognize revenue:

●	Step 1: Identify the contract(s) with a client

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when (or as) the Company satisfies a performance obligation

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

Control is transferred overtime and revenue is recognized overtime by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:

●	the client simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs;

●	the Company’s performance creates or enhances an asset that the client controls as the asset is created or enhanced; or

●	the Company’s performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date.

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

As of December 31, 2023 and 2022, the Company does not have any contract assets.

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

As of December 31, 2023 and 2022, the Company does not have any contract liabilities.

Disaggregation of Revenue

We disaggregate our revenue from contracts by service types, as we believe it best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors.

The summary of our disaggregation of revenue by service types for the fiscal years ended December 31, 2023, 2022, and 2021 was as follows:

	For the Fiscal Years Ended
	December 31,
	Revenue Fiscal Year Ended December 31
	2023		2022	2021
	MYR	USD	MYR	MYR
Business Strategy Consultancy	67,252,153	14,654,120	17,681,457	27,308,368
Technology Development, Solutions and Consultancy	20,525,915	4,472,559	17,505,200	19,425,038
Interest Income	1,897,005	413,354	-	-
Others	1,123,071	244,715	383,225	741,636
Total	90,798,144	19,784,748	35,569,882	47,475,042

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Victor Hoo	43	Chairman and Chief Executive Officer
Vivian Yong Hui Wun	34	Chief Operating Officer
Enyoo Hoeng Wei	33	Deputy Chief Operating Officer
Ang Zhi Feng	38	Chief Financial Officer
Audrey Liu Ser Wei	32	Chief of Corporate Affairs
Henry Chai Ching Loong	36	Chief Technology Officer
Thow Carlson	31	Chief Legal Officer
Jeremy Roberts(1)(2)(3)	50	Director, Chair of Nominating & Corporate Governance
Alex Chua Siong Kiat(2)(3)	53	Director, Chair of Compensation Committee
Ng Mun Huat(1)(2)(3)	47	Director, Chair of Audit Committee
Fern Ellen Thomas(1)	61	Director
Marco Baccanello	62	Executive Director
Karen Liew	38	Executive Director
Vincent Hong	43	Executive Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee

(3)	Member of the Nominating & Corporate Governance Committee

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

Henry Chai Ching Loong is our Chief Technology Officer. Mr. Chai has worked for the V Capital group since January 2022. Prior to joining the V Capital group, Mr. Chai worked for Taylorbyte Solutions, a company he founded from 2019 to 2021, which provides custom-made solutions to help SMEs in digitalization process within their business process. From 2018 to 2019, Mr. Chai worked for FINX Capital Banking Sdn Bhd, where he oversaw all technology operations and coordinated project timelines for FINX blockchain, back-end infrastructure and mobile app. From 2015 to 2018, Mr. Chai joined MillApp Sdn Bhd as a Mobile Developer, where he was subsequently promoted to Project Manager. As our Chief Technology Officer, Mr. Chai is responsible for technology development, product testing, operation maintenance, and certain new businesses of our organization. Mr. Chai graduated with a Diploma in Science (Information Systems Engineering) in 2010 and a Bachelor of Information System in 2013 from University Tunku Abdul Rahman (UTAR).

Carlson Thow is our Chief Legal Officer. Mr. Thow has worked for the V Capital group since July 2022. Prior to joining the V Capital group, Mr. Thow practiced law as Senior Associate with Zaid Ibrahim & Co. (in association with KPMG Law) from 2019 to 2022, and as Legal Associate with Martin Cheah & Associates from 2018 to 2019. As our Chief Legal Officer, Mr. Thow is responsible for setting the overall legal strategy for the organization and its subsidiaries, and for providing legal counsel to senior management and the board of directors. Mr. Thow graduated with a Bachelor of Laws from the University of Northumbria at Newcastle in 2014, a Master of Laws from the University of Malaya in 2016, and a Master of Business Administration from the University of Lancaster in 2021. Mr. Thow has also obtained a Certificate of Legal Practice from the Legal Profession Qualifying Board of Malaysia in 2016, and he was admitted as an advocate and solicitor of the High Court of Malaya in 2018.

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

Marco Baccanello is an Executive Director. Mr. Baccanello is an experienced corporate finance executive with expertise in advising companies across the USA, Europe and Asia, in a broad range of industries, particularly within the technology space, in early to late-stage financings, growth strategy and strategic disposals, restructurings and acquisitions. In addition, he has vast experience in the preparation of the listing and initial public offering documents for companies on NASDAQ in the USA and international exchanges, with an emphasis on funding requirements, investor outreach and regulatory filings. Mr. Baccanello also has developed acquisition and marketing strategies for multiple digital opportunities, focusing on content published to app stores, including rapidly growing digital businesses in the technology and gaming space. From 2016 to present, Mr. Baccanello has been a member of the Corporate Development team where he leads and manages business plan developments initiatives. Prior to that role, he was the Chief Financial Officer of PlayJam from 2010 to 2016, where he planned, implemented and managed all the finance activities, including business planning, budgeting, forecasting and led the investments of Adobe and GameStop in PlayJam. Mr. Baccanello was a chartered accountant at PricewaterhouseCoopers in the UK, Silicon Valley and on special assignment in South Africa. Mr Baccanello was also a director of a private equity firm in the UK, specifically his expertise in managing growth businesses within the services, media and technology industries. Mr. Baccanello earned a Bachelor’s degree in Economics at the University of Southampton.

Vincent Hong is an Executive Director. Mr. Hong and has more than 17 years of experience in the fields of telecommunication, fintech, corporate advisory and F&B industries. He started his career in a telecommunication company which serves multiple MNCs and government agencies. Mr. Hong has co-founded a boutique advisory firm and is currently working on advisory jobs for numerous clients from both local and overseas. He had advised on business structures, takeover and mergers and is actively seeking to expand the foothold of the firm by teaming up with firms from overseas to broaden up the offering of services to existing and new clients. Mr. Hong graduated with Higher Diploma Bachelor of Marketing from the University of Curtin, Australia.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix

Country of Principal Executive Offices:	Malaysia
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	8

			Non-	Did Not Disclose
	Female	Male	Binary	Gender
Part I: Gender Identity
Directors	2	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

Family Relationships

Victor Hoo, our Chairman, and Karen Liew, our Executive Director, are spouses. Other than that, there are no family relationships among our directors or executive officers, as defined in Item 401 of Regulation S-K.

B. Compensation

Under British Virgin Islands law, we are not required to disclose compensation paid to our executive offices on an individual basis and we have not otherwise publicly disclosed this information elsewhere.

The following summary compensation table provides information regarding the compensation paid to our independent directors during our fiscal year ended December 31, 2023.

Name	Salary	Total
Marco Baccanello*	$43,000	$43,000

Jeremy Roberts	$43,000	$43,000

Alex Chua Siong Kiat	$34,400	$34,400

Ng Mun Huat	$17,200	$17,200

Fern Ellen Thomas	$34,400	$34,400

For the year ended December 31, 2023, the aggregate compensation accrued or paid to the members of our board of directors who are not executives and to our executive officers, including our directors who are also executives (Victor Hoo, Karen Liew and Vincent Hong) was $172,000 and $1,977,734.78, respectively. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers.

*	Marco Baccanello was redesignated to the executive director of the Company in January, 2024.

Employment Agreements

The Company has employment agreements with each of our executive officers and directors for an indefinite period. We may terminate the employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officers and directors. The Company and the executive officers and the directors are entitled to terminate the employment with advance notice.

Clawback Policy

On November 29, 2023, the Board adopted a Clawback Policy (the “Clawback Policy”) providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer.

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

Board of Directors

Our business and affairs are managed under the direction of our Board. Our Board consists of 8 directors, 4 of whom qualify as “independent” under the listing standards of Nasdaq.

Directors serve until the next annual meeting and until their successors are elected and qualified. Officers are appointed to serve until their successors have been elected and qualified.

Director Independence

Our Board is composed of a majority of “independent directors” as defined under the rules of Nasdaq. We use the definition of “independence” applied by Nasdaq to make this determination. Nasdaq Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the company or any other individual having a relationship which, in the opinion of the Company’s Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Nasdaq listing rules provide that a director cannot be considered independent if:

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

Under such definitions, our Board has undertaken a review of the independence of each director. Based on information provided by each director concerning his background, employment and affiliations, our Board has determined that a majority of our directors (Jeremy Roberts, Alex Chua Siong Kiat, Ng Mun Huat and Fern Allen Thomas) are independent directors of the Company.

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

Committees of the Board of Directors

Our Board has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our Board has not yet adopted procedures by which stockholders may recommend nominees to the Board. The composition and responsibilities of each of the committees of our Board are described below. Members serve on these committees until their resignation or until as otherwise determined by our Board.

Audit Committee

Our audit committee consist of Ng Mun Huat, Fern Allen Thomas and Jeremy Roberts. Ng Mun Huat is the Chairman of the audit committee. In addition, our Board has determined that Ng Mun Huat is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended, or the Securities Act. The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

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

Compensation Committee

Our compensation committee consist of Alex Chua, Ng Mun Huat and Jeremy Roberts each of whom is an independent director. Each member of our compensation committee is also a non-employee director, as defined under Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Code. Alex Chua is the chairman of the compensation committee. The compensation committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consist of Jeremy Roberts, Alex Chua and Ng Mun Huat. Jeremy Roberts is the Chairman of the nominating and corporate governance committee. The nominating and corporate governance committee’s duties, which are specified in our Nominating and Corporate Governance Audit Committee Charter, include, but are not limited to:

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 48,242,546 Ordinary Shares outstanding as of the date of this annual report.

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

			Ordinary Shares Beneficially Owned
	Number		%
Directors and Executive Officers(1):
Victor Hoo	19,521,981	(2)	40.47
Vivian Yong Hui Wun	777,884		1.61
Enyoo Hoeng Wei	562,536		1.17
Ang Zhi Feng	30,000		*
Audrey Liu Ser Wei	713,338		1.48
Henry Chai Ching Loong	20,000		*
Carlson Thow	2,000		*
Marco Baccanello	—		—
Jeremy Roberts	—		—
Alex Chua Siong Kiat	—		—
Ng Mun Huat	—		—
Fern Ellen Thomas	—		—
Karen Liew	5,727,777		11.87
Vincent Hong	2,103,528		4.36

All directors and executive officers as a group (14 individuals):	29,459,044		60.96

5% Shareholders:
Victor Hoo	17,917,981		37.14
Karen Liew	5,727,777		11.87
Vincent Hong	2,103,528		4.36
V Invesco Fund (L) Limited(3)	1,604,000		3.33

*	Less than 1%.
(1)	Unless otherwise indicated, the principal address of the named directors and directors and 5% stockholders of the Company is B03-C-8, Menara 3A, KL Eco City, No. 3 Jalan Bangsar, 59200 Kuala Lumpur.
(2)	Includes 1,604 ,000 owned by V Invesco Fund (L) Limited, a company owned and controlled by Victor Hoo.
(3)	Owned and controlled by Victor Hoo, our Chairman and Chief Executive Officer.

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

●	Victor Hoo our Chairman, and Karen Liew, our Executive Director, are spouses.

●	In fiscal year 2021, V Capital Sdn Bhd, an entity controlled by Victor Hoo, has provided technology consultancy services to the Company that amounting to RM2,000,000 (USD 479,042).

●	In fiscal year 2021, the Company has been receiving advances from V Capital Sdn Bhd and Chairman, Victor Hoo, amounting to RM5,834,990 (USD 1,397,603) and RM1,428,088 (USD 342,057), respectively, to finance the Company’s activities. The amounts due to V Capital Sdn Bhd and Victor Hoo are unsecured, do not bear interest and repayable on December 31, 2023.

●	In fiscal year 2021, the Company has acquired technology consultancy services from V Capital Sdn Bhd for RM4,227,465 (USD 1,012,567).

●	In fiscal year 2021, Victor Hoo our Chairman, has been appointed as the Chairman and Managing Director of Treasure Global Inc.

●	In fiscal year 2021, the Company wholly owned subsidiary, V Capital Consulting Limited has received an amount of RM9,603,213 (USD 2,300,171) from Treasure Global Inc as its consultation fee.

●	In fiscal year 2021, the Company wholly owned subsidiary, V Capital Kronos Berhad has subscribed 1,702,899 Treasure Global Inc’s shares with a total amount of USD 1,550,000.00.

●	In fiscal year 2022, the Company has been receiving advances from V Capital Sdn Bhd, amounting to RM1,845,275 (USD 0.42 million) to finance the Company’s activities. The amounts due to V Capital Sdn Bhd are unsecured, do not bear interest and repayable on December 31, 2024. The amount previously owed to V Capital Sdn Bhd of RM5,834,990 (USD1,397,603) has been fully repaid.

●	In fiscal year 2022, the Company has been receiving business consultancy services from V Invesco Sdn Bhd for a total of RM1.3 million (USD0.3 million).

●	In fiscal year 2023, the Company has been receiving advances from V Capital Sdn Bhd amounting to RM165,000 (USD35,953) to finance the Company’s activities. The amounts due to V Capital Sdn Bhd is unsecured, do not bear interest and repayable on December 31, 2025.

●	In fiscal year 2023, the Company has been receiving loan interest of RM8,504 (USD1,853) and platform fees of RM30,701 (USD6,690) from Reveillon Group Sdn Bhd, an entity controlled by Victor Hoo and Karen Liew. These are the charges on the loans provided by Credilab Sdn Bhd to Reveillon Group Sdn Bhd for an amount of RM1,338,583 (USD291,675) as of December 31, 2023.

●	In fiscal year 2023, the company has been receiving loan interest of RM10,372 (USD2,260) and platform fees of RM33,965 (USD7,401) from XVI Troika Sdn Bhd, an entity wholly owned by Reveillon Group Sdn Bhd. These are charges on the loans provided by Credilab Sdn Bhd to XVI Troika Sdn Bhd for an amount of RM1,480,867 (USD322,678) as of December 31,2023.

●	In fiscal year 2023, the Company had charged M&A consultancy fees and success fee to Victor Hoo for an amount of approximately RM250K (USD53,581) and approximately RM750K (USD 160,743) respectively.

●	In fiscal year 2023, the Company had charged consultancy services to Reveillon Group Sdn Bhd for an amount of approximately RM150K (USD32,533).

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

Dividend Policy

We announced a change in our dividend policy on 6 June 2023. Going forward, dividend will be paid to shareholders on a regular basis at the end of each financial year, irrespective of any interim dividends, which may be declared intermittently. The payment of dividends will be made at the sole discretion of the Board of Directors of the Company. Under BVI law, the directors of the company can approve a distribution at any time and of such amount as they think fit, provided that the resolution of directors authorizing the distribution must include a Solvency Statement that, in the opinion of the directors, the company will, immediately after the distribution, satisfy the solvency test set out in the BVI Business Companies Act, 2004, being that:

i.	the value of the company’s assets exceeds its liabilities; and

ii.	the company is able to pay its debts as they fall due.

B. Significant Changes

On January 3, 2023, the Company sold 1,702,899 shares of Treasure Global Inc for an aggregate price of USD3,065,218.20 (USD1.80 per share). As of January 3, 2023, the Company holds nil of the equity interest in Treasure Global Inc.

On May 29, 2023, the Company executed a private placement offering subscription booklet, of which a share purchase agreement forms a part (the “Subscription Booklet”) with GlobexUS Holdings Corp., a Delaware corporation (the “GlobexUS”). Subject to the terms and conditions set forth in the Subscription Booklet, the Company subscribed 500 shares of common stock, par value $.0001 per share of GlobexUS in consideration of 600,000 restricted shares of the Company’s Ordinary Shares, at a value of $2.50 per share.

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

B. Memorandum and Articles of Association

The information contained in our Registration Statement on Form F-1 (File No. 333-275239), as amended, declared effective by the SEC on January 11, 2024, under the heading “Description of Securities” is hereby incorporated by reference.

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

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in our initial public offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in our initial public offering) on any particular quarterly testing date for purposes of the asset test.

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

The currency exposure of financial assets and financial liabilities denominated in currencies other than the Group’s functional currencies are as follows:

	Assets		Liabilities
	2022	2023	2022	2023
	RM	RM	RM	RM

Singapore Dollar	12,605	15,101	-	-
United States Dollar	3,226,121	7,123,179	6,008,843	1,416,836

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

	2022	2023
	RM	RM

Singapore Dollar	630	755
United States Dollar	(139,136)	285,317

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

If interest rates on loans had been 50 basis points higher/lower and all other variables were held constant, the Group’s profit for the year would decrease/increase by approximately RM10,820 (2022: RM5,983, 2021: RM3,000).

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

	Weighted average effective interest rate	On demand or within 1 year	Within 2 to 5 years	Total
	%	RM	RM	RM

2023
Non-interest bearing	-	34,798,030	-	34,798,030
Fixed interest rate	3.5-5%	1,387,643	790,295	2,177,938
Variable interest rate	BLR+2.6%	-	-	-
Total		36,185,673	790,295	36,975,968

2022
Non-interest bearing	-	13,994,964	-	13,994,964
Fixed interest rate	3.5-4.31%	1,114,999	744,331	1,859,330
Variable interest rate	BLR+2.6%	16,543	-	16,543
Total		15,126,506	744,331	15,870,837

2021
Non-interest bearing	-	11,690,481	-	11,690,481
Fixed interest rate	3.5%	753,561	426,431	1,179,992
Variable interest rate	BLR+2.6%	39,816	16,543	56,359
Total		12,483,858	442,974	12,926,832

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

We received net proceeds of approximately $3.9 million after the deduction of approximately $1.2 million of offering costs. As of the date of this annual report, we have fully utilized the proceeds received from our initial public offering, in which (i) $1.17 million on general working capital; (ii) $1.17 million on business and team expansion by recruiting more professional consultants across different industries; and (iii) the remaining $1.56 million on specific industry-focused acquisition.

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

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Ng Mun Huat is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended, or the Securities Act. Mr. Ng Mun Huat satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

The Company has adopted a Code of Conduct that applies to the Company’s directors, officers and employees. Copy of the Code of Business Conduct and Ethics is also available on our website at https://ir.v-capital.co/governance_document/.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees in connection with certain professional services rendered and billed by WWC, P.C., our independent registered public accounting firm for the periods indicated.

	For the Years Ended December 31,
	2023	2022
Audit fees(1)	$250,000	$430,000
Total	$250,000	$430,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2023.

The audit committee of our board of directors has established its pre-approval policies and procedures, pursuant to which the audit committee approved the foregoing audit, tax, and non-audit services provided by WWC, P.C. in the fiscal years as described above. Consistent with our audit committee’s responsibility for engaging our independent auditors, all audit and permitted non-audit services require pre-approval by the audit committee. The full audit committee approves proposed services and fee estimates for these services. One or more independent directors serving on the audit committee may be delegated by the full audit committee to pre-approve any audit and non-audit services. Any such delegation shall be presented to the full audit committee at its next scheduled meeting. Pursuant to these procedures, the audit committee approved the foregoing audit services provided by WWC, P.C..

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

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

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

On July 31, 2023, we adopted an insider trading policy governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, and employees, to promote compliance with insider trading laws, rules and regulations, and Nasdaq listing standards applicable to us. Our insider trading policy is filed as Exhibit 11.1 to this Form 20-F.

Item 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy. We maintain a cyber-risk management program which is intended to assist in assessing, identifying, and managing material risks from cybersecurity threats to our data and information systems. This program is to ensure that cybersecurity considerations are included in decision-making processes throughout the Company.

Our approach consists of, among other things, cybersecurity threat and vulnerability prevention, detection, mitigation and remediation of potential cybersecurity risks. We employ cybersecurity intrusion detection systems and continuous monitoring, in order to help defend against unauthorized access. We also employ identity-based access controls and identity authentication requirements. Access to the Company’s data is monitored and controlled according to access control policies. Data protection and privacy practices, including data loss prevention, help to safeguard sensitive information. We have also outsourced significant elements of our information technology infrastructure; as a result, we manage independent vendor relationships with third parties who are responsible for maintaining significant elements of our information technology systems and infrastructure.

Our Board of Directors is responsible for oversight of our cyber-risk management program and management’s role is to assist the Board of Directors in identifying and considering material cybersecurity risks, ensure implementation of management and employee level cybersecurity practices and training and provide the Board of Directors with regular reports regarding any cybersecurity attacks or vulnerabilities.

As of the date of this Annual Report on Form 20-F, we have not experienced any significant cybersecurity attacks and, to date, the risks from cybersecurity threats have not materially affected, or are reasonably likely to materially affect, our business strategy, results of operations, or financial condition. For more information regarding the risks the Company faces from cybersecurity threats, see “Item 3D. Risk Factors––Risks Related to Our Business and Operations––We are increasingly dependent on information technology, and our systems and infrastructure face certain risks, including cybersecurity and data leakage risks.”

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of VCI Group, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Memorandum and Articles of Association of the Registrant, incorporated by reference to Exhibit 3.1 to the F-1, as filed with the SEC on November 1, 2022
2.1	Form of Series A Warrant for the Purchase of Ordinary Shares (incorporated by reference to Exhibit 4.1 to the Registrant’s 6-K, filed on January 19, 2024)
2.2	Form of Series B Warrant for the Purchase of Ordinary Shares (incorporated by reference to Exhibit 4.2 to the Registrant’s 6-K, filed on January 19, 2024)
2.3	Form of Placement Agent Warrant for the Purchase of Ordinary Shares incorporated by reference to Exhibit 4.4 to the Registrant’s Registration Statement (No. 333-275239), filed on January 8, 2024)
2.4	Warrant Issued to Exchange Listing, LLC (incorporated by reference to Exhibit 4.2 of the Company’s Registration on Form F-1 filed on March 16, 2023).
4.1	Employment Agreement, dated January 1, 2022 between Victor Hoo and the V Capital Kronos Berhad – incorporated by reference to Exhibit 10.1 to the F-1, as filed with the SEC on November 1, 2022
4.2	Employment Agreement, dated January 1, 2022 between Karen Liew and V Capital Kronos Berhad – incorporated by reference to Exhibit 10.2 to the F-1, as filed with the SEC on November 1, 2022
4.3	Employment Agreement, dated January 1, 2022 between Vincent Hong and V Capital Kronos Berhad – incorporated by reference to Exhibit 10.3 to the F-1, as filed with the SEC on November 1, 2022
4.6	Employment Agreement, dated January 1, 2022 between Ang Zhi Feng and V Capital Kronos Berhad – incorporated by reference to Exhibit 10.6 to the F-1, as filed with the SEC on November 1, 2022
4.7	Employment Agreement, dated January 1, 2022 between Vivian Yong Hui Wun and V Capital Kronos Berhad – incorporated by reference to Exhibit 10.7 to the F-1, as filed with the SEC on November 1, 2022
4.8	Collaboration Agreement dated as of July 19, 2023, by and between the Registrant and Treasure Global Inc (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on July 21, 2023)
4.9	Software Development Agreement dated as of July 20, 2023, by and between the Registrant and Gem Reward Sdn Bhd (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on July 21, 2023)
4.10	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s 6-K, filed on January 19, 2024)
4.11	Heads of Agreement Entered by and between V CAPITAL REAL ESTATE SDN BHD and HAAD SAI NGEN CO. LTD (incorporated by reference to Exhibit 10.1 to the Registrant’s 6-K, filed on January 26, 2024)
4.12	Asset Purchase Agreement Entered by and between VCI Global Limited and Cogia GmbH (incorporated by reference to Exhibit 10.1 to the Registrant’s 6-K, filed on April 5, 2024)
8.1	List of Subsidiaries of the Registrant– incorporated by reference to Exhibit 21.1 to the F-1/A1, as filed with the SEC on November 29, 2022
11.1*	Insider Trading Policy
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7*	Clawback Policy
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VCI Global Limited

	By:	/s/ Victor Hoo
Victor Hoo
Chief Executive Officer, Director, and
Chairman of the Board of Directors
(Principal Executive Officer)

Date: April 30, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of

VCI Global Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of VCI Global Limited and its subsidiaries (the “Company”) as of December 31, 2022, and 2023, and the related consolidated statements of profit or loss and other comprehensive income/(loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

San Mateo, California

April 30, 2024

VCI GLOBAL LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	December 31, 2022	December 31, 2023	December 31, 2023
		RM	RM	USD
ASSETS

Non-current assets
Financial assets, at fair value through other comprehensive income	4	12,819,747	38,368,829	8,360,497
Financial assets, at fair value through profit and loss	5	72,295	72,793	15,861
Property and equipment	6	1,551,579	3,198,123	696,865
Right-of-use assets	7	714,143	1,203,941	262,337
Intangible assets	8	-	4,700,894	1,024,316
Deferred initial public offering expense	9	6,564,162	-	-
Loan receivables	12	-	21,198,300	4,619,070
Deferred tax assets	10	339,650	339,650	74,009
Total non-current assets		22,061,576	69,082,530	15,052,955

Current assets
Trade and other receivables	11	15,759,533	28,949,592	6,308,063
Loan receivables	12	-	15,378,236	3,350,889
Amount due from related parties	30	7,000	-	-
Cash and bank balances	13	3,995,995	4,637,279	1,010,455
Total current assets		19,762,528	48,965,107	10,669,407

Total assets		41,824,104	118,047,637	25,722,362

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables	14	10,408,318	19,383,929	4,223,722
Warrant liabilities	17	-	1,964,335	428,025
Lease liabilities	15	322,208	710,367	154,788
Bank and other borrowings	16	783,542	677,277	147,577
Income tax payable		1,716,794	251,212	54,739
Total current liabilities		13,230,862	22,987,120	5,008,851

Non-current liabilities
Lease liabilities	15	422,751	544,973	118,749
Bank and other borrowings	16	309,331	245,322	53,455
Amount due to related parties	31	3,586,646	1,300,359	283,346
Total non-current labilities		4,318,728	2,090,654	455,550

Total liabilities		17,549,590	25,077,774	5,464,401

Capital and reserves
Share capital	18	13,127,427	44,009,131	9,589,508
Capital reserve	19	6,532,560	6,532,560	1,423,433
Fair value reserve	20	6,420,760	1,676,880	365,389
Translation reserve	21	-	2,696,335	587,526
(Accumulated losses)/Retained earnings		(164,909)	42,147,317	9,183,823
Attributable to equity owners of the Company		25,915,838	97,062,223	21,149,679
Non-controlling interests		(1,641,324)	(4,092,360)	(891,718)
Total equity		24,274,514	92,969,863	20,257,961

Total liabilities and equity		41,824,104	118,047,637	25,722,362

The accompanying notes are an integral part of these consolidated financial statements.

VCI GLOBAL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME/(LOSS)

	Note	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2023
		RM	RM	RM	USD

Revenue		37,871,829	34,265,404	89,581,700	19,519,687
Revenue - related party	30	9,603,213	1,304,478	1,216,444	265,061
Total revenue	22	47,475,042	35,569,882	90,798,144	19,784,748

Other income	23	278,855	1,732,343	752,251	163,914

Cost of services	24	(10,300,051)	(7,655,889)	(15,384,017)	(3,352,149)

Depreciation	6&7	(55,232)	(467,616)	(742,946)	(161,887)

Directors’ fees		(656,000)	(193,000)	(5,919,444)	(1,289,836)

Employee benefit expense	25	(4,198,908)	(10,395,252)	(18,851,224)	(4,107,647)

Allowance for expected credit losses on trade and loan receivables	10 & 11	(1,415,211)	(342,427)	(1,029,198)	(224,260)

Rental expenses	29	(237,205)	(257,243)	(232,081)	(50,570)

Legal and professional fees		(728,716)	(181,228)	(6,364,322)	(1,386,774)

Finance cost	26	(106,473)	(51,104)	(92,587)	(20,175)

Other operating expenses	27	(2,997,803)	(4,034,471)	(10,339,134)	(2,252,878)

Profit before income tax		27,058,298	13,723,995	32,595,442	7,102,486

Income tax expense	28	(7,120,480)	6,590,981	619,698	135,031

Profit for the year		19,937,818	20,314,976	33,215,140	7,237,517

Other comprehensive income/(loss):
Items that will not be reclassified subsequently to profit or loss:
Fair value adjustment on financial assets, at fair value through other comprehensive income	4	27,822,892	(21,402,132)	2,378,581	518,288
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		-	-	2,696,335	587,526
Other comprehensive income/(loss)		27,822,892	(21,402,132)	5,074,916	1,105,814

Total comprehensive income/(loss) for the year		47,760,710	(1,087,156)	38,290,056	8,343,331

Profit attributable to:
Equity owners of the Company		20,339,137	21,585,041	35,666,176	7,771,593
Non-controlling interests		(401,319)	(1,270,065)	(2,451,036)	(534,076)
Total		19,937,818	20,314,976	33,215,140	7,237,517

Total comprehensive income/(loss) attributable to:
Equity owners of the Company		48,162,029	182,909	40,741,092	8,877,407
Non-controlling interests		(401,319)	(1,270,065)	(2,451,036)	(534,076)
Total		47,760,710	(1,087,156)	38,290,056	8,343,331

EARNINGS PER SHARE – BASIC AND DILUTED		0.60	0.59	0.97	0.21

EARNINGS PER SHARE

	December 31,
	2021	2022	2023
Weighted average number of ordinary shares used in computing earnings – basic and diluted	33,400,100	34,412,259	36,802,804

VCI GLOBAL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

			Attributable to equity owners of the Company
	Note	Share capital	Capital reserve	Fair value reserve	Translation reserve	(Accumulated losses)/Retained earnings	Total	Non-controlling interests	Total equity
		RM	RM	RM	RM	RM	RM	RM	RM

Balance at January 1, 2021		220,000	6,532,560	-	-	1,819,913	8,572,473	-	8,572,473

Profit for the year		-	-	-	-	20,339,137	20,339,137	(401,319)	19,937,818

Contribution from non-controlling shareholders		-	-	-	-	-	-	30,060	30,060

Fair value gain on financial assets, at fair value through other comprehensive income		-	-	27,822,892	-	-	27,822,892	-	27,822,892

Constructive dividends paid		-	-	-	-	(37,000,000)	(37,000,000)	-	(37,000,000)

Balance at December 31, 2021		220,000	6,532,560	27,822,892	-	(14,840,950)	19,734,502	(371,259)	19,363,243

Profit for the year		-	-	-	-	21,585,041	21,585,041	(1,270,065)	20,314,976

Fair value loss on financial assets, at fair value through other comprehensive income		-	-	(21,402,132)	-	-	(21,402,132)	-	(21,402,132)

Constructive dividends paid		-	-	-	-	(6,909,000)	(6,909,000)	-	(6,909,000)

Total comprehensive income for the year		-	-	(21,402,132)	-	14,676,041	(6,726,091)	(1,270,065)	(7,996,156)

Issuance of share capital		12,907,427	-	-	-	-	12,907,427	-	12,907,427

Balance at December 31, 2022		13,127,427	6,532,560	6,420,760	-	(164,909)	25,915,838	(1,641,324)	24,274,514

Profit for the year		-	-	-	-	35,666,176	35,666,176	(2,451,036)	33,215,140

Fair value gain on financial assets, at fair value through other comprehensive income		-	-	2,378,581	-	-	2,378,581	-	2,378,581

Transfer upon disposal of equity instruments		-	-	(7,122,461)	-	7,122,461	-	-	-

Exchange differences on translating foreign operations		-	-	-	2,696,335	-	2,696,335	-	2,696,335

Dividends paid		-	-	-	-	(476,411)	(476,411)	-	(476,411)

Total comprehensive income for the year		-	-	(4,743,880)	2,696,335	42,312,226	40,264,681	(2,451,036)	37,813,645

Issuance of share capital		30,881,704	-	-	-	-	30,881,704	-	30,881,704

Balance at December 31, 2023		44,009,131	6,532,560	1,676,880	2,696,335	42,147,317	97,062,223	(4,092,360)	92,969,863

The accompanying notes are an integral part of these consolidated financial statements

VCI GLOBAL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2023
	RM	RM	RM	USD

Operating activities
Profit before income tax	27,058,298	13,723,995	32,595,442	7,102,486
Adjustments for:
Allowance for expected credit losses on trade receivables	1,415,211	342,427	756,973	164,943
Allowance for expected credit losses on loan receivables	-	-	272,225	59,317
Impairment of goodwill on consolidation	282,963	-	-	-
Bad debt written off	123,502	-	814,189	177,410
Share-based compensation awards	-	-	4,451,733	970,024
Preliminary expense written off	10,400	-	-	-
Property and equipment written off	-	12	-	-
Depreciation of property and equipment	55,232	229,568	318,108	69,315
Depreciation of right-of-use assets	-	238,048	424,837	92,571
Gain on disposal of financial assets, at fair value through profit and loss	-	(1,542,200)	-	-
Gain on disposal of property and equipment	-	(6,501)	-	-
Loss on disposal of property and equipment	-	29,267	-	-
Interest expense	106,473	50,328	90,804	19,787
Interest income	(1,571)	(49)	(7,323)	(1,596)
Operating cash flows before movements in working capital	29,050,508	13,064,895	39,716,988	8,654,257

Trade and other receivables	(5,729,429)	(14,315,976)	(14,315,073)	(3,119,228)
Loan receivables	-	-	(36,848,761)	(8,029,277)
Trade and other payables	4,453,808	695,175	17,576,059	3,829,793
Contract liabilities	-	(500,000)	-	-
Deferred revenue	-	(310,321)	-	-
Cash generated from/(used in) operations	27,774,887	(1,366,227)	6,129,213	1,335,545

Income tax (paid)/refund	(56,646)	23,009	(845,884)	(184,317)
Net cash from/(used in) operating activities	27,718,241	(1,343,218)	5,283,329	1,151,228

Investing activities
Acquisition of property and equipment	(105,458)	(1,668,951)	(1,991,399)	(433,922)
Proceeds from disposal of property and equipment	-	17,558	-	-
Acquisition of intangible assets	-	-	(111,594)	(24,316)
Interest received	1,571	49	7,323	1,596
Acquisition of financial assets, at fair value through other comprehensive income	(6,398,987)	-	(43,571,001)	(9,494,041)
Proceeds from disposal of financial assets, at fair value through other comprehensive income	-	-	27,423,012	5,975,424
Proceeds from disposal of financial assets, at fair value through profit and loss	-	2,789,250	-	-
Purchase of financial assets, at fair value through profit and loss	(1,309,134)	(10,211)	-	-
Acquisition of subsidiaries	255,900	-	-	-
Net cash (used in)/from investing activities	(7,556,108)	1,127,695	(18,243,659)	(3,975,259)

Financing activities
Proceeds from issuance of shares	-	12,907,427	-	-
Repayment of other borrowings	600,000	(18,909)	(49,699)	(10,829)
Proceeds from bank borrowings	300,000	-	-	-
Repayment of bank borrowings	(18,361)	(99,210)	(120,575)	(26,273)
Interest paid	(37,865)	(50,328)	(90,804)	(19,787)
Proceeds from initial public offering	-	-	17,457,899	3,804,044
Payment for deferred initial public expense	-	(577,422)	(456,797)	(99,535)
Repayment of operating leases	-	(207,232)	(375,712)	(81,867)
Advances made to related parties	(18,343,816)	(10,865,755)	(2,286,287)	(498,178)
Dividend paid	-	-	(476,411)	(103,809)
Contribution from non-controlling interests	30,060	-	-	-
Net cash (used in)/from financing activities	(17,469,982)	1,088,571	13,601,614	2,963,766

Net increase in cash and cash equivalents	2,692,151	873,048	641,284	139,735
Cash and bank balances at beginning of year	430,796	3,122,947	3,995,995	870,720
Cash and bank balances at end of year	3,122,947	3,995,995	4,637,279	1,010,455

NON-CASH FINANCING ACTIVITIES:
Constructive dividends paid	37,000,000	6,909,000	-	-

The accompanying notes are an integral part of these consolidated financial statements.

VCI GLOBAL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

Note 1 - Significant non-cash transaction

During the financial year ended 31 December 2021, a total of RM37.0 million (USD8.9 million) of dividends were declared; of the RM37 million in dividends, approximately RM34.8 million (USD8.4 million) used to offset amounts due from a related party (whom is also a major shareholder of the Group), the remainder of RM2.2 million (USD0.5 million) remains outstanding and payable at 31 December 2021.

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

The Company and its subsidiaries are in the table as follows:

	Percentage of effective ownership
	December 31,
Name	Date of incorporation	2021	2022	2023	Place of incorporation	Principal activities
		%	%	%
VCI Global Limited	29.04.2020	100	100	100	British Virgin Island	Holding company.
V Capital Kronos Berhad	01.09.2020	100	100	100	Malaysia	Holding company.
V Capital Venture Sdn Bhd	19.08.2014	100	100	100	Malaysia	Provision of corporate and business advisory services in corporate finance, corporate structuring and restructuring, listings on recognised stock exchanges, and fintech advisory.
Accuventures Sdn Bhd	22.06.2015	80	80	100	Malaysia	Provision of technology development, computer software programming and holding company.
Credilab Sdn Bhd	26.10.2020	80	80	100	Malaysia	Carry on licensed money lending activities, consulting, information technology development, and computer software programming.
V Capital Advisory Sdn Bhd	12.02.2018	100	100	100	Malaysia	Provision of corporate and business advisory in relation to corporate listing exercise, equity investment, corporate restructuring, merger and acquisition and corporate finance.
V Capital Quantum Sdn Bhd	18.01.2018	100	100	100	Malaysia	Provision of information technology development, business consultancy services and holding company.
V Capital Consulting Limited	01.03.2016	100	100	100	British Virgin Island	Provision of corporate and business advisory services in corporate finance, corporate structuring and restructuring, listings on recognised stock exchanges, and fintech advisory.
Generative AI Sdn Bhd	21.07.2023	-	-	100	Malaysia	Provision of Artificial Intelligence, image processing, communication, networking & process control software services.
Imej Jiwa Communication Sdn Bhd	29.10.2012	100	100	100	Malaysia	Provision of investor relation consultation services.
AB Management and Consultancy Services Sdn Bhd	05.04.2020	80	80	80	Malaysia	Holding company.
Elmu Education Group Sdn Bhd	03.12.2020	56	56	56	Malaysia	Education and training services.
Elmu V Sdn Bhd	18.05.2021	69.2	69.2	69.2	Malaysia	Education and training services.
Elmu Higher Education Sdn Bhd	24.05.2021	56	56	56	Malaysia	Education and training services.
V Capital Real Estate Sdn Bhd	05.07.2021	100	100	100	Malaysia	Provision of real estate management consultancy services.
VCI Wootzano Robotics Sdn Bhd (formerly known as V Capital Robotics Sdn Bhd)	12.10.2021	100	100	100	Malaysia	Dormant.
VCI Energy Sdn Bhd (formerly known as TGI V Sdn Bhd)	12.11.2021	100	100	100	Malaysia	Dormant.
VCI Global Brands Limited (formerly known as VCIG Limited)	29.04.2020	100	100	100	British Virgin Island	Dormant.
V Galactech Sdn Bhd	12.01.2022	-	100	100	Malaysia	Provision of information technology development.
VC Acquisition Ltd	04.01.2022	-	100	100	British Virgin Island	Dormant.
VC Acquisition II Ltd	04.01.2022	-	100	100	British Virgin Island	Dormant.
V Capital Real estate Limited	08.02.2024	-	-	-	British Virgin Island	Engage in leasing and operational management of resort properties

Principal activities

The Company is a holding company. The principal activities of the Company and its subsidiaries (collectively referred to as the “Company” or “the Group”) are the provision of business strategy consultancy and technology development solution consultancy.

The Company is headquartered in Malaysia and conducts its primary operations through its significant direct and indirectly held subsidiaries that are incorporated and domiciled in Malaysia, namely V Capital Kronos Berhad, V Capital Quantum Sdn. Bhd., V Capital Real Estate Sdn. Bhd., V Galactech Sdn. Bhd., Credilab Sdn. Bhd., and V Capital Consulting Limited where was incorporated in the British Virgin Islands.

2	MATERIAL ACCOUNTING POLICIES

BASIS OF ACCOUNTING

These financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

In the current financial year, the Group has adopted the new or amended IFRS that are mandatory for application for the financial year. Changes to the Group’s accounting policies have been made as required, in accordance with the transitional provisions in the respective IFRS.

The adoption of these new or amended IFRS did not result in substantial changes to the Group’s accounting policies and had no material effect on the amounts reported for the current or prior financial years.

Standards issued but not yet effective

At the date of authorization of these financial statements, a number of new/revised standards that are relevant to the Group were issued but not yet effective. Consequential amendments were also made to various standards as a result of these new/revised standards.

The Group does not intend to early adopt any of the new/revised standards, interpretations and amendments to the existing standards. Management anticipates that the adoption of the revised/new standards will not have a material impact on the financial statements of the Group in the period of their initial adoption.

FAIR VALUE MEASUREMENTS

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

As the Group were under same control of the controlling shareholders and their entire equity interests were also ultimately held by the controlling shareholders immediately prior to the group reorganization, the consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows statements are prepared as if the current group structure had been in existence throughout the three-year period ended December 31, 2023, or since the respective dates of incorporation/establishment of the relevant entity, where this is a shorter period. The consolidated statements of financial position as at December 31, 2022 and 2023 present the assets and liabilities of the aforementioned companies now comprising the Group which had been incorporated/established as at the relevant balance sheet date as if the current group structure had been in existence at those dates based on the same control aforementioned. The Group eliminates all significant intercompany balances and transactions in its consolidated financial statements.

Subsidiary corporations are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiary corporations are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

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

Non-controlling interests comprise the portion of a subsidiary corporation’s net results of operations and its net assets, which is attributable to the interests that are not owned directly or indirectly by the equity holders of the Company. They are shown separately in the consolidated statements of comprehensive income, statements of changes in equity, and statements of financial position. Total comprehensive income is attributed to the non-controlling interests based on their respective interests in a subsidiary, even if this results in the non-controlling interests having a deficit balance.

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

CONVENIENCE TRANSLATION

Translations of amounts in the consolidated statement of financial position, consolidated statements of profit or loss and other comprehensive income, and consolidated statement of cash flows from RM into USD as of and for the year ended December 31, 2023 are solely for the convenience of the reader and were calculated at the noon buying rate of USD1 = RM 4.5893, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the RM amounts could have been, or could be, converted, realized or settled into USD at such rate or at any other rate.

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

Investments in equity instruments as FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognised in other comprehensive income (“OCI”) and accumulated in the retained earnings. The cumulative gain or loss will not be reclassified to profit or loss on disposal of the equity investments and will be transferred to retained earnings.

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

(b)	Recognition and derecognition

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

FINANCIAL LIABILITIES AND EQUITY INSTRUMENTS

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

IMPAIRMENT OF FINANCIAL ASSETS

The Group recognises an allowance for expected credit losses (“ECL”) for all debt instruments not held at FVPL. ECL are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognised in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a “12-month ECL”). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is recognised for credit losses expected over the remaining life of the exposure, irrespective of timing of the default (a “lifetime ECL”).

For trade receivables, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognises a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect debtors’ ability to pay.

The Group considers a financial asset in default when contractual payments are 240 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

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

Work-in-progress is not depreciated as these assets are not yet in use as at the end of the financial year.

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

INTANGIBLE ASSETS

Software development costs are recognised in profit or loss as incurred.

An intangible asset arising from development is recognised when the following criteria are met:

●	it is technically feasible to complete the intangible asset so that it will be available for use or sale;

●	management intends to complete the intangible asset and use or sell it;

●	there is an ability to use or sell the asset;

●	it can be demonstrated how the intangible asset will generate future economic benefits;

●	adequate resources to complete the development and to use or sell the intangible asset are available; and

●	the expenditures attributable to the intangible asset during its development can be reliably measured.

Other development costs that do not meet these criteria are recognised in profit or loss as incurred. Development costs previously recognised as an expense are not recognised as an intangible asset in a subsequent period.

Capitalised development costs are measured at cost less accumulated amortisation and accumulated impairment losses. The policy for the recognition and measurement of impairment losses is in accordance with Impairment of Non-Financial Assets.

Software development costs are amortised on straight-line basis based on the estimated useful lives of three to five years.

The useful lives and amortisation methods are reviewed at the end of each reporting period.

TRADE AND LOAN RECEIVABLES

A receivable is recognised when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognised before the Group has an unconditional right to receive consideration, the amount is presented as a contract asset. Trade and loan receivables that do not contain a significant financing component are initially measured at their transaction price. Trade and loan receivables that contain a significant financing component and other receivables are initially measured at fair value plus transaction costs. All receivables are subsequently stated at amortised cost, using the effective interest method and including an allowance for credit losses.

IMPAIRMENT OF NON-FINANCIAL ASSETS

Property and equipment and intangible assets are tested for impairment whenever there is any objective evidence or indication that these assets may be impaired.

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

The Group has elected to not recognized right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low-value leases. Lease payments relating to these leases are expensed to profit or loss on a straight-line basis over the lease term.

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

(c)	Share-based compensation awards

For share-based compensation awards, the fair value of employee services received in exchange for the equity shares is recognized as an expense in the financial year in which services is rendered.

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

REVENUE RECOGNITION

Revenue is recognised to depict the transfer of promised services to clients at an amount that reflects the consideration to which an entity expects to be entitled in exchange for those services. Specifically, the Group uses a five-step approach to recognise revenue:

●	Step 1: Identify the contract(s) with a client

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognise revenue when (or as) the Group satisfies a performance obligation

The Group recognises revenue when (or as) a performance obligation is satisfied, i.e., when “control” of the services underlying the particular performance obligations is transferred to clients.

A performance obligation represents a service (or a bundle of services) that is distinct or a series of distinct services that are substantially the same.

Control is transferred overtime and revenue is recognised over time by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:

●	the client simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs;

●	the Group’s performance creates or enhances an asset that the client controls as the asset is created or enhanced; or

●	the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

Otherwise, revenue is recognised at a point in time when the customer obtains control of the distinct service.

a)	Business Strategy Consultancy

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

Our contracts from business strategy consultancy are typically less than a year in duration. Revenues are generally recognised over time. When contractual billings represent an amount that corresponds directly with the value provided to the client, revenues are recognised as amount become billable in accordance with the contract terms. Revenues from fixed-priced contracts are generally recognised using costs incurred to date relative to total estimated costs at completion to measure progress toward satisfying the Company performance obligations. Incurred cost represents work performed, which corresponds with, and thereby best depicts, the transfer of control to the client.

b)	Technology Development, Solutions and Consultancy

Technology development, solutions and consultancy primarily included digital development, fintech solution and software solutions.

Technology Development

The contract is typically fixed priced and does not provide any post contract client support or upgrades. The Group designs system is based on clients’ specific needs which require the Group to perform services including design/redesign, development, and integration. These services also require significant customization. Upon delivery of the services, client acceptance is generally required. The Group assesses that software development services are considered as a performance obligation. The duration of the development period is usually six months to two years.

The Group’s system development service revenues are generated primarily from contracts with clients across sectors. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a portion of the contract amount usually is billed upon the completion of the related projects. Pursuant to the contract terms, the Group has enforceable right on payments for the work performed.

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

c)	Interest Income

Interest income received from loans arrangements to other entities and individuals. Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cashflow discounted at original effective interest rate of the instrument, and thereafter amortising the discount as interest income.

GOVERNMENT GRANTS AND SUBSIDIES

Grants from the government are recognized as receivable at their fair value when there is reasonable assurance that the grant will be received and the Group will comply with all the attached conditions.

Government grants receivable is recognized as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis. Government grants relating to expenses are shown separately as other income.

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

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of the Company is United States Dollar ("USD”) and the financial statements are presented in Ringgit Malaysia (“RM”), which is the presentation currency of the Group.

The value of foreign currencies including, the USD, may fluctuate against the RM. Any significant variations of the aforementioned currencies relative to the RM may materially affect the Group’s financial condition in terms of reporting in RM. The following table outlines the currency exchange rates that were used in preparing the accompanying consolidated financial statements:

	December 31,
	2021	2022	2023
RM to USD Year End	4.1750	4.4025	4.5893
RM to USD Average Rate	4.1403	4.3983	4.5680

(b)	Transactions and balances

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

RELATED PARTIES

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;
(ii)	has significant influence over the Group; or
(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the group are members of the same Group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a Group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(viii)	The entity, or any member of a Group of which it is a part, provides key management personnel services to the Group or to the Group’s parent. Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

EARNINGS PER SHARE

The Group presents basic and diluted earnings per share data for its ordinary shares. Basic earnings per share are calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted-average number of ordinary shares outstanding during the year, adjusted for own shares held, if any. Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted-average number of ordinary shares outstanding, adjusted for own shares held, if any, for the effects of all dilutive potential ordinary shares.

DIVIDENDS

Dividends to the Company’s shareholders are recognized when the dividends are approved for payment.

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

Fair value measurement of unquoted shares (Note 4 and 5)

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

Provision for ECL for trade and loan receivables

The Group uses a provision matrix to calculate ECLs for trade and loan receivables. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns.

The provision matrix is initially based on the Group’s historical observed default rates. The Group will calibrate the matrix to adjust historical credit loss experience with forward- looking information. At every reporting date, historical default rates are updated and changes in the forward-looking estimates are analysed.

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future. The information about the ECLs on the Group’s trade and loan receivables is disclosed in Note 11 and Note 12.

Depreciation of plant and equipment

The Group depreciates plant and equipment over their estimated useful lives after taking into account their estimated residual values. The estimated useful life reflects management’s estimate of the period that the Group intends to derive future economic benefits from the use of the Group’s plant and equipment. Changes in the expected level of usage and technological developments could affect the economics, useful lives and the residual values of these assets which could then consequentially impact future depreciation charges.

The carrying amount of the Group’s plant and equipment as at December 31, 2023 are RM 3,198,123 (2022: RM 1,551,579).

4	FINANCIAL ASSETS MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	December 31, 2022	December 31, 2023
	RM	RM	USD

At beginning of year	34,221,879	12,819,747	2,793,399
Addition	-	50,492,301	11,002,179
Disposal	-	(27,423,012)	(5,975,424)
Fair value adjustment	(21,402,132)	2,378,581	518,288
Currency realignment	-	101,212	22,055
At end of year	12,819,747	38,368,829	8,360,497

	December 31, 2022	December 31, 2023
	RM	RM	USD
Listed equity security
- Treasure Global Inc.	12,819,747	36	8

Unlisted equity securities
- Sagtec Global Limited	-	7,746,738	1,688,000
- YY Group Holding Limited	-	23,738,105	5,172,489
- GlobexUS Holdings Corp	-	6,883,950	1,500,000
	-	38,368,793	8,360,489
	12,819,747	38,368,829	8,360,497

Quoted shares

As of December 31, 2022, quoted investment in shares measured at FVTOCI related to an equity interest of 14.55% in Treasure Global Inc (“TGL”), an entity that is listed on the Nasdaq Stock Market. In January 2023, the Company has disposed all of its 14.55% shareholdings in TGL shares.

Unquoted shares

In May 2023, the Company acquired 500 ordinary shares from Globexus Holding Corp via a share-swap arrangement, valued at USD 1,500,000.

In October 2023, the Company received a total of 800,000 ordinary shares from Sagtec Global Limited as part of the consideration for the Company’s business consultancy services rendered valued at USD 1,600,000.

In December 2023, the Company acquired approximately 4.9% or 1,631,700 ordinary shares in YY Group Holding Limited, an entity incorporated in British Virgin Islands, valued at USD 4,895,100.

During the financial year ended December 31, 2023 the Company disposed certain unquoted investment to a third party, and as at the end of the reporting period, the outstanding balance due from the third party is included in other receivables (Note 11).

During the financial year December 31, 2023, the fair value of certain unquoted investments was determined by the Group using a third-party independent valuation firm not connected to the Group using the income approach - discounted cash flow and market approach – price earnings approach. The Group takes full responsibility for the determination of the value of the unquoted investment.

The significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy, together with a quantitative sensitivity analysis as of December 31, 2023 are shown below:

Revenue growth rate	A decrease in revenue growth rate would result in a decrease in fair value.
Weighted Average Cost of Capital (“WACC”)	An increase in WACC would result in a decrease in fair value.
Price Earnings (“P/E”) Multiples	A decrease in P/E would result in decrease in the fair value.
Discount for lack of marketability (“DLOM”)	An increase in DLOM would result in a decrease in fair value.

5	FINANCIAL ASSETS MEASURED AT FAIR VALUE THROUGH PROFIT AND LOSS

	December 31, 2022	December 31, 2023
	RM	RM	USD
Unquoted shares

At beginning of year	1,309,134	72,295	15,753
Addition	10,211	-	-
Disposal	(1,247,050)	-	-
Currency realignment	-	498	108
At end of year	72,295	72,793	15,861

Unquoted shares

Included in the unquoted shares are investment in the following:

●	5% (2022: 5%) equity interest in Zero Carbon Farms Ltd, an entity incorporated in United Kingdom.

●	0.1% (2022: 0.1%) equity interest in Unique Fire Holdings Berhad, an entity incorporated in Malaysia.

In September 2022, the Company disposed its entire shareholdings in DFA Robotic Co. Ltd to a third party.

The above valuations are categorised under Level 3 of the fair value hierarchy, and are generally sensitive to the unobservable inputs. Any increase or decrease in transacted price would result in an increase or decrease in the fair value of the unquoted investments.

Any significant movement in inputs would result in a significant change to the fair value of the unquoted investment. There are no transfers between Levels 1 and 2 and into or out of Level 3 during the year.

6	PROPERTY AND EQUIPMENT

	Office equipment	Furniture and fittings	Office renovation	Computer & software	Renovation in progress	Total
	RM	RM	RM	RM	RM	RM

Cost

At January 1, 2022	29,869	146,711	102,550	142,198	-	421,328
Subsidiaries acquired	157,518	218,109	1,221,412	71,912	-	1,668,951
Disposal	(2,302)	-	-	(86,460)	-	(88,762)
Written off	-	(104,017)	-	-	-	(104,017)
At December 31, 2022	185,085	260,803	1,323,962	127,650	-	1,897,500
Additions	122,994	100,698	818,044	207,862	713,259	1,962,857
Written off	(3,470)	-	-	(7,097)	-	(10,567)
Currency realignment	-	4	1,919	-	-	1,923
At December 31, 2023	304,609	361,505	2,143,925	328,415	713,259	3,851,713

Accumulated depreciation:
At January 1, 2022	20,145	143,851	48,909	55,891	-	268,796
Charges	17,944	31,613	135,552	44,459	-	229,568
Disposal	(2,300)	-	-	(46,137)	-	(48,437)
Written off	-	(104,006)	-	-	-	(104,006)
At December 31, 2022	35,789	71,458	184,461	54,213	-	345,921
Charges	26,584	66,251	185,418	39,855	-	318,108
Written off	(3,470)	-	-	(7,097)	-	(10,567)
Currency realignment	-	8	120	-	-	128
At December 31, 2023	58,903	137,717	369,999	86,971	-	653,590

Carrying amount:
At December 31, 2022	149,296	189,345	1,139,501	73,437	-	1,551,579
At December 31, 2023	245,706	223,788	1,773,926	241,444	713,259	3,198,123
At December 31, 2023 (USD)	53,539	48,763	386,535	52,610	155,418	696,865

7	RIGHT-OF-USE ASSETS

	Office premises	Motor vehicles	Total
	RM	RM	RM
Cost

At January 1, 2022	-	-	-
Additions	952,191	-	952,191
At December 31, 2022	952,191	-	952,191
Additions	639,093	275,542	914,635
At December 31, 2023	1,591,284	275,542	1,866,826

Accumulated depreciation
At January 1, 2022	-	-	-
Charges	238,048	-	238,048
At December 31, 2022	238,048	-	238,048
Charges	397,283	27,554	424,837
At December 31, 2023	635,331	27,554	662,885

Carrying amount:
At December 31, 2022	714,143	-	714,143
At December 31, 2023	955,953	247,988	1,203,941
At December 31, 2023 (USD)	208,301	54,036	262,337

Included in the addition of right-of-use assets is cash outflow amounted to RM28,542 recognized during the year as disclosed in the consolidated statements of cash flows.

8	INTANGIBLE ASSETS

	December 31, 2022	December 31, 2023
	RM	RM	USD
Cost

At January 1	-	-	-
Additions	-	4,589,300	1,000,000
Currency realignment		111,594	24,316
At December 31	-	4,700,894	1,024,316

The Group’s intangible assets mainly pertain to an artificial intelligence powered travel platform software and software packages involved in intelligent sales management platform, retain management system, lending management system and donation management system.

Included in the additions of intangible assets during the financial year are as follows:

	December 31, 2022	December 31, 2023
	RM	RM	USD
Salaries and related costs
- Staff	-	111,594	24,316

9	DEFERRED INITIAL PUBLIC OFFERING EXPENSE

Initial public offering expense directly attributable to offering of securities are deferred and would be charged against the gross proceeds of the offering, as a reduction in share capital. As of December 31, 2022, the Company capitalized deferred initial public offering expenses of RM 6,564,162.

As of December 31, 2023, the capitalized deferred initial public offering expenses have been offset against the offering proceeds after the closing of the initial public offering in April 2023.

10	DEFERRED TAX ASSETS

The following are the major deferred tax assets recognised by the Group and the movements thereon, during the current and prior reporting periods:

	December 31, 2022	December 31, 2023
	RM	RM	USD
Provisions:

At January 1 and December 31	339,650	339,650	74,009

11	TRADE AND OTHER RECEIVABLES

	December 31, 2022	December 31, 2023
	RM	RM	USD
Trade receivables
- Third parties	15,266,925	11,310,279	2,464,489
- Related parties	1,305,724	2,499,319	544,597
	16,572,649	13,809,598	3,009,086
Less: Allowance for expected credit losses on trade receivables	(1,757,638)	(2,518,122)	(548,694)
	14,815,011	11,291,476	2,460,392

Deposits	195,507	4,122,755	898,341
Prepayments	28,578	466,629	101,678
Other receivables	720,437	13,068,732	2,847,652
	15,759,533	28,949,592	6,308,063

Movement in allowance for expected credit losses on trade receivables as follows:

Beginning balances	1,415,211	1,757,638	382,986
Additional	342,427	756,973	164,943
Currency realignment	-	3,511	765
Ending balance	1,757,638	2,518,122	548,694

The average credit period for services rendered is 30 (2022: 30) days. No interest is charged on the outstanding balances.

Included within other receivables is a balance amounted to RM12,301,593 (USD2,680,494) in relation to balance due from a third party for the disposal of certain unquoted investment during the financial year (Note 4).

	December 31, 2022	December 31, 2023
	RM	RM	USD
Not past due	11,643,721	5,961,854	1,299,077
Past due	4,928,928	7,847,744	1,710,009
Less: Allowance for expected credit losses	(1,757,638)	(2,518,122)	(548,694)
	14,815,011	11,291,476	2,460,392

A majority of the Group’s trade receivables that are neither past due nor impaired are with creditworthy counterparties with good track record of credit history.

(i)	Aging of receivables that are past due the average credit period:

	December 31, 2022	December 31, 2023
	RM	RM	USD
< 30 days	-	790,489	172,246
31 days to 60 days	1,862,965	4,240	924
61 days to 210 days	-	5,015,219	1,092,807
211 days to 240 days	-	-	-
241 days to < 1 year	3,065,963	2,037,796	444,032
Total	4,928,928	7,847,744	1,710,009

In determining the recoverability of trade receivables, the Group considers any changes in the credit quality of the trade receivables from the date credit was initially granted up to the reporting date. There was no significant change in credit quality for the Group’s trade receivables balances which are past due and partially impaired.

(ii)	These amounts are stated before any deduction for allowance for ECL and are not secured by any collateral or credit enhancements.

The allowance for ECL has been determined by taking into consideration recovery prospects and past doubtful experience.

As part of the Group’s credit risk management, the Group assesses the impairment for its customers based on different group of customers which share common risk characteristics that are representative of the customers’ abilities to pay all amounts due in accordance with the contractual terms.

Allowance for ECL on trade receivables has been measured at an amount equal to lifetime ECL. The ECL on trade receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate. The Group has recognized 100% ECL against receivables over 240 days past due because historical experience has indicated that these receivables are generally not recoverable. For specific and individual trade receivables, the Group has access them individually to decide whether the trade receivables have recoverable issues based on the closely contact and past experience to justify it.

There has been no change in the estimation techniques or significant assumptions made during the current reporting period. A trade receivable is written-off when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery.

The following table details the risk profile of trade receivables based on the Group’s provision matrix. As the Group’s historical credit loss experience does not show significantly different loss patterns for different customer segments, the provision for loss allowance based on past due status is not further distinguished between the Group’s different customer base:

	Trade receivables – days past due
	Not past due	1 to 30 days	31-60 days	61-210 days	211 – 240 days	Over 241 days	Total
	RM	RM	RM	RM	RM	RM	RM
Lifetime ECL – December 31, 2022	-	-	-	-	-	1,757,638	1,757,638
Lifetime ECL – December 31, 2023	-	-	-	480,326	-	2,037,796	2,518,122

The currency profiles of the Group’s trade and other receivables at the end of the reporting date are as follows:

	December 31, 2022	December 31, 2023
	RM	RM
United States dollar	3,205,795	5,743,323

12	LOAN RECEIVABLES

	December 31, 2022	December 31, 2023
	RM	RM	USD

Personal loans	-	2,912,547	634,639
Term loans	-	43,339,398	9,443,573
Loans to related parties	-	2,819,450	614,353
	-	49,071,395	10,692,565
Less: Unearned interest	-	(12,222,634)	(2,663,289)
	-	36,848,761	8,029,276
Less: Allowance for expected credit losses on loan receivables	-	(272,225)	(59,317)
	-	36,576,536	7,969,959

	December 31, 2022	December 31, 2023
	RM	RM	USD

Current asset	-	15,378,236	3,350,889
Non-current asset	-	21,198,300	4,619,070
	-	36,576,536	7,969,959

Loans receivables bears interest of 18% per annum and is due within the next one to five years.

The average credit period for services rendered is 30 (2022: Nil) days. No interest is charged on the outstanding balances.

	December 31, 2022	December 31, 2023
	RM	RM	USD
Not past due	-	47,476,339	10,345,005
Past due	-	1,595,056	347,560
	-	49,071,395	10,692,565
Less: Allowance for expected credit losses on loan receivables	-	(272,225)	(59,317)
	-	48,799,170	10,633,248

A majority of the Group’s loan receivables that are neither past due nor impaired are with creditworthy counterparties with good track record of credit history.

(i)	Aging of loan receivables that are past due the average credit period:

	December 31, 2022	December 31, 2023
	RM	RM	USD
< 30 days	-	1,482,120	322,951
31 days to 60 days	-	103,416	22,534
61 days to 210 days	-	9,520	2,075
211 days to 240 days	-	-	-
241 days to < 1 year	-	-	-
Total	-	1,595,056	347,560

In determining the recoverability of loan receivables, the Group considers any changes in the credit quality of the loan receivables from the date credit was initially granted up to the reporting date. There was no significant change in credit quality for the Group’s loan receivables balances which are past due and partially impaired.

(ii)	These amounts are stated before any deduction for allowance for ECL and are not secured by any collateral or credit enhancements.

The allowance for ECL in loan receivables has been determined by taking into consideration recovery prospects and past doubtful experience.

As part of the Group’s credit risk management, the Group assesses the impairment for its customers based on different group of customers which share common risk characteristics that are representative of the customers’ abilities to pay all amounts due in accordance with the contractual terms.

Allowance for ECL on loan receivables has been measured at an amount equal to lifetime ECL. The ECL on loan receivables are estimated using a provision matrix by reference to past default experience of the loan receivables and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the loan receivables, general economic conditions of the industry in which the debtors operate. The Group has recognized 100% ECL against receivables over 240 days past due because historical experience has indicated that these loan receivables are generally not recoverable. For specific and individual loan receivables, the Group has access them individually to decide whether the loan receivables have recoverable issues based on the closely contact and past experience to justify it.

There has been no change in the estimation techniques or significant assumptions made during the current reporting period. A loan receivable is written-off when there is information indicating that the loan receivables is in severe financial difficulty and there is no realistic prospect of recovery.

The following table details the risk profile of loan receivables based on the Group’s provision matrix. As the Group’s historical credit loss experience does not show significantly different loss patterns for different customer segments, the provision for loss allowance based on past due status is not further distinguished between the Group’s different customer base:

Loan receivables – days past due
	Not past due	1 to 30 days	31-60 days	61-210 days	211 – 240 days	Over 241 days	Total
	RM	RM	RM	RM	RM	RM	RM
Lifetime ECL – December 31, 2022	-	-			-	-	-
Lifetime ECL – December 31, 2023	237,382	31,125	3,102	616	-	-	272,225

13	CASH AND BANK BALANCES

	December 31, 2022	December 31, 2023
	RM	RM	USD
Cash and bank balances	3,953,991	4,637,260	1,010,450
Cash at share trading accounts	42,004	19	5
Total	3,995,995	4,637,279	1,010,455

Cash at share trading accounts are readily convertible to a known amount of cash which are subject to an insignificant risk of changes in value.

The currency profiles of the Group’s cash and cash equivalents at the end of the reporting date are as follows:

	December 31, 2022	December 31, 2023
	RM	RM
Singapore dollar	12,605	15,101
United States dollar	20,326	1,379,856

14	TRADE AND OTHER PAYABLES

	December 31, 2022	December 31, 2023
	RM	RM	USD
Trade payables	139,102	2,326,371	506,912
Accruals	7,965,442	6,901,199	1,503,759
Sundry payables	2,303,774	2,592,465	564,892
Advance from a director - subsidiaries	-	7,563,894	1,648,159
	10,408,318	19,383,929	4,223,722

Trade payables mainly consist of the consultant fees in relation to legal counsel, auditors and investment banking firms in which we engaged for our clients.

Accruals consist mainly of staff salaries and consultant fees for which services have been performed but not been billed.

Sundry payables consist mainly of audit fees, secretarial fees, renovation expenses and other professional fees.

Advances from a director - subsidiaries is unsecured, interest-free and repayable on demand in cash.

The currency profiles of the Group’s trade and other payables at the end of the reporting date are as follows:

	December 31, 2022	December 31, 2023
	RM	RM
United States dollar	6,008,843	1,416,836

15	LEASE LIABILITIES

The Group has lease contracts for office premises and motor vehicles. The Group’s obligations under these leases are secured by the lessor’s title to the leased assets. The Group is restricted from assigning and subleasing the leased assets.

The Group also has certain leases with lease terms of 12 months or less. The Group applies the ‘short-term lease’ recognition exemptions for these leases.

	December 31, 2022	December 31, 2023
	RM	RM	USD
At beginning of the year	-	744,959	162,325
Additions	952,191	886,093	193,078
Finance cost	24,768	30,288	6,601
Payment	(232,000)	(406,000)	(88,467)
At end of the year	744,959	1,255,340	273,537

Future lease payment payable:
- Not later than one year	348,000	732,498	159,610
- More than one year to five years	435,000	564,483	123,000
Total future minimum lease payments	783,000	1,296,981	282,610
Less: Future finance charges	(38,041)	(41,641)	(9,073)
	744,959	1,255,340	273,537

Details of the carrying amounts of right-of-use assets recognized and the movements during the financial year are disclosed in Note 7 to the financial statements.

The lease liabilities at the end of the reporting period bear weighted average incremental borrowing rate of 4.31% (2022: 4.31%) per annum.

	December 31, 2022	December 31, 2023
	RM	RM	USD
Depreciation of right-of-use asset	238,048	424,837	92,571
Interest expense on lease liabilities	24,768	30,288	6,601
Lease expense not capitalised in lease liabilities:	-	-	-
- Expense relating to short-term lease	257,243	232,081	50,570
Total amount recognised in profit or loss	520,059	687,206	149,742

16	BANK AND OTHER BORROWINGS

	December 31, 2022	December 31, 2023
	RM	RM	USD
Bank borrowings
- Current	133,843	77,277	16,838
- Non-current	309,331	245,322	53,455
	443,174	322,599	70,293

Other borrowings – current	649,699	600,000	130,739

Total borrowings	1,092,873	922,599	201,032

Notes:

(A)	Bank borrowings:

This is made up of the following loans:

Loan 1 :	A principal amount of RM 150,000 from a financial institution, which charged an interest rate at 5.00% (2022: XX%) per annum and repayable over 60 months in equal monthly instalments (principal and interest) of RM 3,318. The maturity date is June 2023. As of the end of the reporting period, the loan has been fully settled.

Loan 2 :	A principal amount of RM 200,000 from a financial institution, which charged an interest rate at 3.22%-3.57% (2022: XX%) per annum and repayable over 60 months in equal monthly instalments (principal and interest) of RM 3,639. The maturity date is August 2026.

Loan 3 :	A principal amount of RM 300,000 from a financial institution, which charged an interest rate at 3.22%-3.57% (2022: XX%) per annum and repayable over 60 months in equal monthly instalments (principal and interest) of RM 6,136. The maturity date is August 2026.

The bank borrowings of the Group are secured against:

a)	Guarantee in favour of the lender by Credit Guarantee Corporation (CGC) under the portfolio guarantee scheme for 70% of the approved limit;

b)	Corporate guarantee in favour of the lender by a third party company which the Director have interests;

c)	Assignment of single premium reducing term plan issued by Sun Life Malaysia Assurance Berhad under Director of the Company, for the sum insured of not less than RM 150,000 to the lender; and

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

The redeemable preference shares have a face value of RM 600,000 representing 600,000 shares at RM 1.00 each. It is redeemable at a fair value of RM 600,000.

17	WARRANT LIABILITIES

In connection with the advisory agreement entered into with Exchange Listing, LLC, a Nevada limited liability corporation, the Company has issued a total of 250,000 warrants exercisable at USD 4.00 per share to Exchange Listing, LLC on March 26, 2023.

Management applied the provisions of debt and equity classification under IAS 32 Financial Instruments: Presentation (“IAS 32”). In accordance with IAS 32, a contract to issue a variable number of shares fail to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognised in the consolidated statement of comprehensive income at each reporting date. As these warrants include contingent settlement provisions that introduce potential variability to the settlement amounts of the warrants, dependent on the occurrence of some uncertain future events, the warrants are accounted for as derivative financial liabilities at fair value.

The Group applied a Black-Scholes pricing model to estimate the fair value of the warrant liabilities. The significant inputs into the model are shown below.

Share price	USD 2.26
Exercise price / warrant	USD 4.00
Expected volatility	130.14%
Dividend yield	Nil
Expected term (years)	4.24 years
Annual risk-free interest rate	3.918%

18	SHARE CAPITAL

	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	Number of ordinary shares	Number of ordinary shares	RM	RM	USD
Paid up capital:
At January 1	50,000	34,412,259	220,000	13,127,427	2,860,442
Share buyback	(50,000)		(220,000)	-	-
Issuance of shares (1)	33,400,100	-	3,330	-	-
Issuance of shares (2)	1,012,159	-	13,124,097	-	-
Issuance of shares (3)	-	1,280,000	-	3,349,620	729,876
Issuance of shares (4)	-	736,169	-	7,341,927	1,599,793
Issuance of shares (5)	-	304,246	-	4,068,333	886,482
Issuance of shares (6)	-	600,000	-	6,921,300	1,508,138
Issuance of shares (7)	-	380,000	-	4,451,733	970,025
Issuance of shares (8)	-	286,533	-	4,518,500	984,573
Issuance of shares (9)	-	28,372	-	230,291	50,179
At December 31	34,412,259	38,027,579	13,127,427	44,009,131	9,589,508

(1)	On April 8, 2022, VCI Global Limited issued a total of 33,400,100 shares at USD 0.0001 to V Capital Kronos Berhad’s shareholders in exchange of their shares in V Capital Kronos Berhad. For the purposes of comparative value in calculating the Group’s earnings per share (“EPS”), the Group has assumed that 33,400,100 shares were outstanding from 1 January 2020 to 31 December 2021 as would be included in the denominator of the EPS calculation.

(2)	From April 8, 2022 until November 1, 2022, 1,012,159 ordinary shares were issued to various investors between USD2.50 to USD4.00 per share.

(3)	On April 12, 2023, 1,280,000 ordinary shares were issued in our initial offering at USD4.00 per ordinary share, before deduction the discounts and expenses.

(4)	On April 12, 2023, 736,169 ordinary shares were issued to Exchange Listing, LLC pursuant to their consulting agreement with the Company

(5)	In May 2023, 229,453 and 74,793 ordinary shares were issued to Exchange Listing, LLC and Boustead Securities, LLC pursuant to the exercise of warrants, respectively.

(6)	On May 31, 2023, 600,000 ordinary shares were issued to Globexus Holding Corp as part of share-swap arrangement for 500 Globexus Holding Corp’s ordinary shares.

(7)	On April 12, 2023, 380,000 ordinary shares were issued, in aggregate, to certain of our executive officers and employees pursuant to their employment agreements

(8)	On August 1, 2023, 286,533 ordinary shares were issued to ZCity Sdn. Bhd. as consideration for services rendered to the Company.

(9)	In October 1, 2023, 28,372 ordinary shares were issued to Outside The Box Capital Inc. as consideration for services rendered to the Company.

19	CAPITAL RESERVE

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

20	FAIR VALUE RESERVE

Fair value reserve represents the cumulative fair value changes, net of tax, of financial assets measured at fair value of other comprehensive income until it is disposed of and is distributable.

21	TRANSLATION RESERVE

The translation reserve comprises all foreign exchange differences arising from the translation of the consolidated financial statements of foreign operations whose functional currency is different from that of the Group’s presentation currency and is non-distributable.

22	REVENUE

	December 31, 2021	December 31, 2022	December 31, 2023
	RM	RM	RM	USD
Business strategy consultancy	27,308,368	17,681,457	67,252,153	14,654,120
Technology development, solutions and consultancy	19,425,038	17,505,200	20,525,915	4,472,559
Interest income	-	-	1,897,005	413,354
Others	741,636	383,225	1,123,071	244,715
Total	47,475,042	35,569,882	90,798,144	19,784,748

	December 31, 2021	December 31, 2022	December 31, 2023
	RM	RM	RM	USD
At a point in time	40,010,991	33,775,860	62,639,510	13,649,034
Over time	7,464,051	1,764,022	28,158,634	6,135,714
Total	47,475,042	35,569,882	90,798,144	19,784,748

23	OTHER INCOME

	December 31, 2021	December 31, 2022	December 31, 2023
	RM	RM	RM	USD
Interest income	1,571	49	7,323	1,596
Wage subsidy	149,500	29,900	-	-
Gain on disposal of investment	-	1,542,200	-	-
Gain on disposal of property, plant and equipment	-	6,501	-	-
IPO conference	-	-	502,949	109,592
Reimbursement income for expenses incurred	127,784	153,693	241,979	52,726
Total	278,855	1,732,343	752,251	163,914

The Wage Subsidy Program (“WSP”) is a financial assistance introduced in Malaysia paid to employers of every enterprise, for each worker earning RM 4,000 and below and for a period of six months only. The purpose of the WSP is to help employers affected economically by the COVID-19 pandemic to continue operations and avoid the loss of jobs and income streams for all enterprises.

In prior financial year, the gain on disposal of investment for DFA Robotics Co. Ltd to a third party, which is disclosed in Note 5.

24	COST OF SERVICES

	December 31, 2021	December 31, 2022	December 31, 2023
	RM	RM	RM	USD
Consultant fee	9,982,074	1,884,806	11,075,069	2,413,237
IT expenses	204,903	5,724,360	1,098,800	239,426
Subscription fee	94,141	14,125	140,982	30,720
Referral fee	-	-	2,534,502	552,263
Others	18,933	32,598	534,664	116,503
Total	10,300,051	7,655,889	15,384,017	3,352,149

The “consultant fee” refers to the Group’s costs incurred from assisting its clients, in engaging all the relevant professionals required during the listing process, including but not limited to legal counsel, auditors, finance consultants, US capital markets consultant, which such consultant fee payment shall be included and be treated as part of our consultation services for its clients during the IPO’s process.

25	EMPLOYEE BENEFIT EXPENSES

	December 31, 2021	December 31, 2022	December 31, 2023
	RM	RM	RM	USD
Wages and salaries	3,647,956	8,847,798	13,188,086	2,873,660
Defined contribution plans	433,442	895,795	1,125,737	245,296
Share-based compensation awards	-	-	4,451,733	970,024
Other short-term benefits	117,510	651,659	85,668	18,667
Total	4,198,908	10,395,252	18,851,224	4,107,647

Included in the employee benefit expenses is remuneration and benefits to key management personnel of the Company (including the remuneration and benefits of certain executive directors).

	December 31, 2021	December 31, 2022	December 31, 2023
	RM	RM	RM	USD
Wages and salaries	1,222,000	2,449,284	3,258,912	710,111
Fees	99,000	388,000	5,941,485	1,294,639
Defined contribution plans	138,180	325,751	344,748	75,120
Share-based compensation awards	-	-	4,018,274	875,574
Other short-term benefits	2,082	7,676	9,269	2,020
Total	1,461,262	3,170,711	13,572,688	2,957,464

26	FINANCE COST

	December 31, 2021	December 31, 2022	December 31, 2023
	RM	RM	RM	USD
Interest expenses on:
Bank borrowings	16,103	25,560	13,954	3,041
Lease liabilities	-	24,768	30,288	6,600
Other borrowings	90,370	-	46,562	10,146
Bank charges for investment securities	-	776	1,783	389
Total	106,473	51,104	92,587	20,175

27	OTHER OPERATING EXPENSES

	December 31, 2021	December 31, 2022	December 31, 2023
	RM	RM	RM	USD
Regulatory compliance and statutory cost	130,100	326,926	160,920	35,064
Regulatory consultancy fee	159,943	149,757	-	-
Cost incurred to obtain license	968,530	134,434	140,128	30,534
Impairment of goodwill on consolidation	282,963	-	-	-
Bad debt written off	123,502	-	814,189	177,410
Bank charges	35,323	29,578	85,354	18,598
Entertainment	-	369,969	933,865	203,487
Event fees	-	16,677	1,135,442	247,411
Foreign exchange loss, net	1,002	115,973	1,251,239	272,643
Loss on disposal of property and equipment	-	29,267	-	-
Marketing expenses	339,875	363,107	1,566,434	341,323
Software and website usage fee	275,600	97,221	61,622	13,427
Staff welfare	-	448,358	877,423	191,190
Office expenses	197,206	326,041	1,554,652	338,755
Preliminary expenses written off	11,692	11,264	-	-
Property and equipment written off	-	12	-	-
Recruitment fees	84,202	96,470	137,192	29,894
Travelling expenses	102,605	524,295	1,428,044	311,168
Upkeep of office equipment	-	360,480	192,630	41,974
Net investment loss (1)	285,260	634,642	-	-
Total	2,997,803	4,034,471	10,339,134	2,252,878

(1)	Net investment loss is derived from the total net loss incurred from the trading of shares on recognized stock exchanges during the financial year.

28	INCOME TAX EXPENSE

	December 31, 2021	December 31, 2022	December 31, 2023
	RM	RM	RM	USD

Current income tax expense	7,460,130	917,273	-	-
Deferred tax	(339,650)	-	-	-
Over provision in prior year	-	(7,508,254)	(619,698)	(135,031)
Income tax expenses	7,120,480	(6,590,981)	(619,698)	(135,031)

The tax on the Group’s profit before income tax differs from the theoretical amount that would arise using the Malaysia’s standard rate of income tax as follows

	December 31, 2021	December 31, 2022	December 31, 2023
	RM	RM	RM	USD

Profit before income tax	27,058,298	13,723,995	32,595,442	7,102,486

Tax calculated at tax rate of 24%	6,493,992	3,293,759	7,822,906	1,704,597
Effects of:
- Non-taxable income	-	(5,032,188)	(13,656,207)	(2,975,662)
- Unutilised tax losses forfeited	-	2,437,874	-	-
- Unabsorbed tax losses	-	-	5,346,477	1,164,987
- Expenses not deductible for tax purposes	626,488	217,828	486,824	106,078
	7,120,480	917,273	-	-
Over provision in prior year	-	(7,508,254)	(619,698)	(135,031)
	7,120,480	(6,590,981)	(619,698)	(135,031)

29	OPERATING LEASE

	December 31, 2021	December 31, 2022	December 31, 2023
	RM	RM	RM	USD

Short-term leases	237,205	257,243	232,081	50,570

The Group has elected not to recognise right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months. Lease payments relating to these leases are expensed to profit or loss on a straight-line basis over the lease term.

30	SIGNIFICANT RELATED PARTY TRANSACTIONS

Related companies in these financial statements refer to members of the ultimate holding company’s group of companies.

Some of the Group’s transactions and arrangements are between members of the Group and the effect of these on the basis determined between the parties is reflected in these financial statements. The intercompany balances are unsecured, interest-free and repayable on demand, unless otherwise stated.

	December 31, 2021	December 31, 2022	December 31, 2023
	RM	RM	RM	USD
Balance with related parties (common shareholders)

Trade receivables

Hoo Voon Him	-	-	988,191	215,325
Reveillon Group Sdn Bhd	-	-	1,488,584	324,360
XVI Troika Sdn Bhd	-	-	1,480,867	322,678
V Invesco Sdn Bhd	-	1,305,724	1,361,127	296,587

Non-trade receivables

V Invesco Sdn Bhd	393,810	-	-	-
VC Acquisition Limited	4,220	-	-	-
VC Acquisition II Limited	4,220	-	-	-
V Capital Kronos Limited	5,580	-	-	-
Imej Jiwa SB	18,613	-	-	-
V Capital Sdn Bhd	-	-	-	-
Elmu E Sdn Bhd	-	3,000	-	-
Biosecure Integrators Sdn Bhd	-	4,000	-	-
V Invesco Limited	1,234	-	-	-
Total amount due from related parties	427,677	1,312,724	5,318,769	1,158,950

Trade payables

V Capital Sdn Bhd	2,000,000	-	-	-

Non-trade payables

Hoo Voon Him	2,129,088	966,797	204,469	44,554
Noraini Binti Aripin	-	472,000	930,890	202,839
V Consortium Sdn Bhd	-	100,000	-	-
V Invesco Sdn Bhd	-	202,574	-	-
V Capital Sdn Bhd	5,834,990	1,845,275	165,000	35,953

Amount due to related parties	9,964,078	3,586,646	1,300,359	283,346

Amount due to related parties are not expected to be repaid within the next 12 months.

Transactions with related parties

The following represents the significant related party transactions for the years ended December 31, 2021, 2022 and 2023.

				December 31, 2021	December 31, 2022	December 31, 2023
	Relationship	Nature	Description	RM	RM	RM	USD
V Capital Sdn Bhd	Common shareholder	Trade nature	Purchase of technology consultancy services	2,000,000	-	-	-
V Capital Sdn Bhd	Common shareholder	Trade nature	Purchase of services	2,227,465	-	2,800,000	610,115
V Capital Sdn Bhd	Common shareholder	Non-trade nature	Advances paid by V Capital Sdn Bhd	(5,834,990)	(1,845,275)	(165,000)	(35,953)
V Invesco Sdn Bhd	Common shareholder	Non-trade nature	Advances paid to V Invesco Sdn Bhd	393,810	(202,574)	-	-
V Invesco Sdn Bhd	Common shareholder	Trade nature	Sale of services	-	1,304,478	-	-
Hoo Voon Him	Director	Non-trade nature	Advance receipt from Director	(1,428,088)	(966,797)	(204,469)	(44,554)
Hoo Voon Him	Director	Trade nature	Sales of business consultancy fee	-	-	(983,597)	(214,324)
Noraini Binti Aripin	Director	Non-trade nature	Advance receipt from Director	-	-	(930,890)	(202,839)
Treasure Global Inc	Common Director	Trade nature	Sale of business consultancy fee	9,603,213	-	-	-
Treasure Global Inc	Common Director	Non-trade nature	Investment in shares	34,221,879	-	369,967	80,615
Treasure Global Inc	Common Director	Non-trade nature	Dispose in shares	-	-	(369,931)	(80,607)
Reveillon Group Sdn Bhd	Common shareholder	Trade nature	Sales of financing services	-	-	(39,205)	(8,543)
Reveillon Group Sdn Bhd	Common shareholder	Trade nature	Sales of services	-	-	(149,304)	(32,533)
XVI Troika Sdn Bhd	Common shareholder	Trade nature	Sales of financing services	-	-	(44,337)	(9,661)

31	OPERATING SEGMENTS

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

Segment revenues and results

	Revenue			Net profit
	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2021	December 31, 2022	December 31, 2023
	RM	RM	RM	RM	RM	RM

Business strategy consultancy	27,308,368	17,681,457	67,252,153	11,425,338	4,695,816	21,908,118
Technology development, solutions and consultancy	19,425,038	17,505,200	20,525,915	15,737,127	8,450,724	9,918,688
Interest income	-	-	1,897,005	-	-	1,036,516
Others	741,636	383,225	1,123,071	325,679	744,482	335,203
Total	47,475,042	35,569,882	90,798,144	27,488,144	13,891,022	33,198,525
Other gains and losses				(324,944)	(115,972)	(517,819)
Interest income				1,571	49	7,323
Finance cost				(106,473)	(51,104)	(92,587)
Profit before income tax				27,058,298	13,723,995	32,595,442
Income tax (expense)/credit				(7,120,480)	6,590,981	619,698
Profit for the year				19,937,818	20,314,976	33,215,140

Revenue reported above represents revenue generated from external customers, there were no inter-segment sales in 2021, 2022 and 2023.

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

Segment assets

	December 31, 2021	December 31, 2022	December 31, 2023
	RM	RM	RM

Business strategy consultancy	2,586,832	19,043,436	56,519,511
Technology development, solutions and consultancy	3,606,903	1,175,112	15,496,175
Interest income	-	-	38,007,733
Investments and others	37,251,225	12,962,743	8,024,218
	43,444,960	33,181,291	118,047,637
Unallocated assets	669,843	8,642,813	-
Consolidated total assets	44,114,803	41,824,104	118,047,637

No geographical segment information presented as Group’s operations are conducted predominantly in Malaysia.

32	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL RISKS MANAGEMENT

a)	Categories of financial instruments

The following table sets out the financial instruments as at the end of the reporting period:

	December 31, 2022	December 31, 2023
	RM	RM	USD
Financial assets
Financial assets, at amortised cost	19,733,950	69,696,778	15,186,799
Finance assets, at fair value through other comprehensive income	12,819,747	38,368,829	8,360,497
Finance assets, at fair value through profit or loss	72,295	72,793	15,861

Financial liabilities
Financial liabilities, at amortised cost	15,832,796	22,862,227	4,981,637
Finance liabilities, at fair value through profit or loss	-	1,964,335	428,025

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

The currency exposure of financial assets and financial liabilities denominated in currencies other than the Group’s functional currency is as follows:

	Assets		Liabilities
	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023
	RM	RM	RM	RM

Singapore Dollar	12,605	15,101	-	-
United States Dollar	3,226,121	7,123,179	6,008,843	1,416,836

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

	December 31, 2022	December 31, 2023
	RM	RM

Singapore Dollar	630	755
United States Dollar	(139,136)	285,317

(iii)	Interest rate risk management

The Group is exposed to interest rate risk as the Group has bank loans which are interest bearing. The interest rates and terms of repayment of the loans are disclosed in the notes to the financial statements. The Group currently does not have an interest rate hedging policy.

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

If interest rates on loans had been 50 basis points higher/lower and all other variables were held constant, the Group’s profit for the year would decrease/increase by approximately RM1,613 (2022: RM5,983, 2021: RM3,000).

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

For trade and loan receivables, the Group has applied the simplified approach allowed in the accounting standard to measure the loss allowance at lifetime ECL. The Group determines the ECL on these items by using a provision matrix, estimated based on historical credit loss experience based on the past default experience of the debtor, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date. To measure the expected credit losses, trade receivables has been grouped based on shared credit risk characteristics (including high risk, normal risk and low risk type).

As at the end of the reporting period, the impairment allowance for ECL is disclosed in Note 11 to the financial statements. The directors of the Group considered that the ECL for non-credit impaired trade and loan receivables is insignificant as at the end of the reporting period.

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

	Weighted	On
	average	demand
	effective	or within	Within
	interest rate	1 year	2 to 5 years	Total
	%	RM	RM	RM

2023
Non-interest bearing	-	20,684,288	-	20,684,288
Fixed interest rate	3.5-5%	680,916	878,224	1,559,140
Variable interest rate	BLR+2.6%	43,668	81,282	124,950
Total		21,408,872	959,506	22,368,378

2022
Non-interest bearing	-	13,994,964	-	13,994,964
Fixed interest rate	3.5-5%	1,114,999	744,331	1,859,330
Variable interest rate	BLR+2.6%	16,543	-	16,543
Total		15,126,506	744,331	15,870,837

2021
Non-interest bearing	-	11,690,481	-	11,690,481
Fixed interest rate	3.5-5%	753,561	426,431	1,179,992
Variable interest rate	BLR+2.6%	39,816	16,543	56,359
Total		12,483,858	442,974	12,926,832

(vi)	Fair value of financial assets and financial liabilities

Management considers that the carrying amounts of Group’s financial assets and financial liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments. The fair values of other classes of financial assets and liabilities are disclosed in the respective notes to financial statements.

The fair value of non-current financial liabilities approximate their fair value due to frequent re-pricing of the interest rates, which are similar to other market instruments.

(d)	Capital risk management policies and objectives

Management manages its capital to ensure that the Group will be able to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce cost of capital.

The capital structure of the Group consists of equity attributable to owners of the Company, comprising issued share capital, capital reserve, fair value reserve, translation reserve and retained earnings, as disclosed in the notes to financial statements.

Management monitors capital based on debt-to-equity ratio. The debt-to-equity ratio is calculated as total debt divided by total equity. Total debt is calculated as borrowings plus trade and other payables

	December 31, 2022	December 31, 2023
	RM	RM	USD
Total debts	15,832,796	22,862,227	4,981,637
Total equity	24,274,514	92,969,863	20,257,961

Debt-to-equity %	65.22%	24.59%	21.79%

The Group is not subject to externally imposed capital requirements for the financial years ended December 31, 2022 and 2023.

The Group’s overall strategy remains unchanged from prior year.

(e)	Concentrations

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivables. The Group conducts credit evaluations of their customers, and generally does not require collateral or other security from them. The Group evaluates their collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Group conducts periodic reviews of the financial condition and payment practices of their customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue:

	December 31, 2021		December 31, 2022		December 31, 2023
	RM		RM		RM		USD
Amount of the Group’s revenue:
Customer A	22,081,000		19,139,493		22,178,443		4,832,642
Customer B	9,627,000		9,462,273		NA	*	NA	*
Customer C	NA	*	NA	*	30,728,922		6,695,775
Customer D	NA	*	NA	*	7,572,345		1,650,000

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	December 31, 2022	December 31, 2023
	RM	RM	USD
Amount of the Group’s accounts receivable:
Customer A	4,078,000	2,326,144	506,862

*	Revenue from relevant customer was less than 10% of the Group’s total revenue for the respective year.

33	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Group’s financial instruments, other than those with carrying amounts that reasonably approximate to fair values, are as follows:

	Carrying amount			Fair value
	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2021	December 31, 2022	December 31, 2023
	RM	RM	RM	RM	RM	RM

Assets
Financial assets, at fair value through profit or loss	1,309,134	72,295	72,793	1,309,134	72,295	72,793
Financial assets, at fair value through other comprehensive income	34,221,879	12,819,747	38,368,829	34,221,879	12,819,747	38,368,829

Liabilities
Warrant liabilities	-	-	1,964,335	-	-	1,964,335

Management has assessed that the fair value of financial assets measured at fair value through other comprehensive income approximate to their carrying amounts largely due to the independent valuation performed and valuation technique that take into account key inputs such as P/E multiples, long-term growth rate and discount rate etc.

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

Management believes that the estimated fair values resulting from the valuation technique, which are recorded in the consolidated statements of financial position, and the related changes in fair values, which are recorded in profit or loss and other comprehensive income, are reasonable, and that they were the most appropriate values at the end of the reporting periods.

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:

Assets measured at fair value:

	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	RM	RM	RM	RM

December 31, 2022
Financial assets, at fair value through profit or loss	-	-	72,295	72,295
Financial assets, at fair value through other comprehensive income	12,819,747	-	-	12,819,747

December 31, 2023
Financial assets, at fair value through profit or loss	-	-	72,793	72,793
Financial assets, at fair value through other comprehensive income	36	-	38,368,793	38,368,829
Financial liabilities, at fair value through profit or loss	-	1,964,335	-	1,964,335

During the year ended December 31, 2022, the financial assets at fair value through other comprehensive income has been transferred from Level 2 to Level 1 as the financial asset is quoted on Nasdaq Stock Market.

The movements in fair value measurements within Level 1 during the years are as follow:

	December 31, 2021	December 31, 2022	December 31, 2023
	RM	RM	RM	USD

Financial assets, at fair value through other comprehensive income
At January 1	-	34,221,879	12,819,747	2,793,399
Addition	6,398,987	-	369,967	80,615
Disposal	-	-	(13,891,379)	(3,026,906)
Total unrealized gain recognized in other comprehensive income/(loss)	27,822,892	(21,402,132)	701,701	152,900
At December 31	34,221,879	12,819,747	36	8

There were no transfers between Level 1 and Level 2 during the financial year ended December 31, 2023.

The movements in fair value measurements within Level 3 during the years are as follow:

	December 31, 2021	December 31, 2022	December 31, 2023
	RM	RM	RM	USD

Financial assets, at fair value through other comprehensive income
At January 1	-	-	-	-
Addition	-	-	50,122,334	10,921,564
Disposal	-	-	(13,531,633)	(2,948,518)
Total unrealized gain recognized in other comprehensive income	-	-	1,676,880	365,388
Currency realignment	-	-	101,212	22,055
At December 31	-	-	38,368,793	8,360,489

There were no transfers between Level 2 and Level 3 during the financial year ended December 31, 2023 and 2022.

34	RECONCILIATIONS OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

	At beginning of year	Subsidiary acquired	Proceeds from borrowings	Principal	Interest charges	Interest paid	At end of year
	RM	RM	RM	RM	RM	RM	RM

2023
Bank borrowings	443,174	-	-	(120,575)	13,954	(13,954)	322,599
Lease liabilities	744,959	-	886,093	(375,712)	30,288	(30,288)	1,255,340
Other borrowings	649,699	-	-	(49,699)	46,562	(46,562)	600,000
	1,837,832	-	886,093	(545,986)	90,804	(90,804)	2,177,939

	At beginning of year	Subsidiary acquired	Proceeds from borrowings	Principal payments	Interest charges	Interest paid	At end of year
	RM	RM	RM	RM	RM	RM	RM

2022
Bank borrowings	542,384	-	-	(99,210)	25,560	(25,560)	443,174
Lease liabilities	-	-	952,191	(207,232)	24,768	(24,768)	744,959
Other borrowings	668,608	-	-	(18,909)	-	-	649,699
	1,210,992	-	952,191	(325,351)	50,328	(50,328)	1,837,832

35	SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after December 31, 2023 up through April 30, 2024, which is the date that these consolidated financial statements are available for distribution. Other than the events disclosed below:

●

On January 17, 2024, the Company closed its public offering of 2,200,000 ordinary shares and accompanying Series A warrants to purchase up to 2,200,000 ordinary shares and Series B warrants to purchase up to 2,200,000 ordinary shares, at a combined offering price of USD1.25 per ordinary shares and associated series warrants. The series warrants have an exercisable price of USD1.25 and are immediately exercisable upon issuance. The Series A warrants will expire five years following the initial exercise date, and the Series B Warrants will expire eighteen months following the initial exercise date.

The gross proceeds to the Company from the offering were approximately USD2.75 million, before deducting the placement agent’s fees and other offering expenses payable by the Company.

From January 17 to April 26, 2024, a total of 2,518,984 warrants have been exercised.

●	In January 2024, the Company dissolved two wholly-owned subsidiaries, namely VC Acquisition Limited and VC Acquisition II.

●	On February 8, 2024, the Company incorporated a wholly-owned subsidiary, V Capital Real Estate Limited, a company incorporated in British Virgin Islands.
●	On March 18, 2024, the Company issued 350,000 restricted ordinary shares, valued at USD1.40 million to Sichenzia Ross Ference Carmel LLP, as consideration for their legal services.

●	On April 10, 2024, the Company issued 2,500,000 ordinary shares to Legacy Credit Sdn. Bhd.
●	On April 13, 2024, the Company issued 1,697,447 ordinary shares to Exchange Listing LLC pursuant to their existing consulting agreement with the Company.

●	During the period from April 1, 2024 to April 13, 2024, the Company issued 948,536 ordinary shares as director fees to its executive directors.