Form 20-F/A
period 2023-12-31
VCI Global Ltd
filed 2024-10-11
CIK 1930510

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends and restates our annual report on Form 20-F for the year ended December 31, 2023 (the “Annual Report”), which was originally filed with the U.S. Securities and Exchange Commission on April 30, 2024. The purpose of this Form 20-F/A is to (1) amend Item 5 Operating and Financial Review and Prospects by adding the disclosure under a new heading, “Operating Segments” under the heading “A. Operating Results;” (2) amend Item 15 Disclosure Controls and Procedures in its entirety; (3) add new certifications attached as Exhibit 12.1, Exhibit 12.1, Exhibit 13.1 and Exhibit 13.2 to the Annual Report.

This Form 20-F/A does not reflect events occurring after the filing of the Annual Report and does not modify or update the disclosure therein in any way except as described above. No other changes have been made to the Annual Report. The filing of this Form 20-F/A should not be understood to mean that any statements contained in the Annual Report, as amended by this Form 20-F/A, are true or complete as of any date subsequent to the original filing date of the Annual Report. Accordingly, this Form 20-F/A should be read in conjunction with the Annual Report.

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

[2]	As at February 20, 2024, there were 1018 publicly listed companies in Malaysia (Refer: https://www.bursamalaysia.com/listing/listing_resources/ipo/listing statistic)

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

Operating Segment

	Net profit
	2022	2023
	RM	RM

Business strategy consultancy	4,695,816	21,908,118
Technology development, solutions and consultancy	8,450,724	9,918,688
Interest income	-	1,036,516
Others	744,482	335,203
Total	13,891,022	33,198,525

(i)	Business strategy consultancy

Net profit from business strategy consultancy increased by MYR17,212,302 ($3,707,114) or 97% from MYR4,695,816 ($1,066,625) in 2022 to MYR21,908,118 ($4,773,739) in 2023 due to the following reasons:

a.	The revenue increased significantly by MYR49,570,696 ($10,637,889), or approximately 280.35% in year 2023 compared to 2022 due to the completion or near completion of multiple IPO projects by the end of December 31, 2023.

b.	The cost of services increased by MYR7,852,965 ($1,656,080), or approximately 131.85%. The increase is in line with the progression of our IPO projetcs by the end of December 31, 2023.

c.	Gross profit margin increased by 13% from 66% in 2022 to 79% in 2023.

d.	The operating expenses were increased by MYR24,351,736 ($5,239,785), or approximately 339%. The increase is mainly due to (i) Director fees; (ii) legal and professional fees; (iii) marketing expenses; and (iv) staff salaries.

(ii)	Technology development, solutions and consultancy

Net profit from technology development, solutions and consultancy service increased by MYR1,467,964 ($241,735) or 8% from MYR8,450,724 ($1,919,529) in 2022 to MYR9,918,688 ($2,161,264) in 2023 due to the following reasons:

a.	The revenue increased by MYR3,020,715 ($496,364), or approximately 17.26% in year 2023 compared to year 2022 due to the completion of two major projects which are fintech solutions and e-commerce platforms.

b.	The cost of services decreased by MYR370,679 ($96,185), or approximately 22.23% due to the projects were mostly completed by our internal IT team.

c.	Gross profit margin increased by 4%, from 90% in 2022 to 94% in 2023.

d.	The operating expenses from technology development, solutions and consultancy service were increased by MYR1,887,029 ($342,545), or approximately 25%. The increase is mainly due to (i) Director fees; (ii) legal and professional fees; and (iii) marketing expenses.

(iii)	Interest income

Net profit from interest income was MYR1,036,516 ($225,855) in 2023 due to the following reasons:

a.	Revenue amounted to MYR1,897,005 ($413,354) in 2023. This was our new source of income from our microfinancing activities in 2023.

b.	The operating expenses were MYR1,036,516 ($225,855) mainly due to (i) Director fees and remunerations; (ii) legal and professional fees; and (iii) staff costs.

(iv)	Others

Net profit from others decreased by MYR409,280 ($96,065) or 8% from MYR744,483 ($169,104) in 2022 to MYR336,202 ($73,040) in 2023 due to the following reasons:

a.	The revenue increased by MYR739,846 ($157,668), or approximately 193.06% in year 2023 compared to year 2022 due to additional marketing consultancy projects and training activities.

b.	The cost of services increased significantly by MYR245,842 ($53,267), or approximately 754.16% due to the additional media monitoring subscription fees.

c.	Gross profit margin significantly decreased by 16% from 91% in 2022 to 75% in 2023.

d.	The operating expenses were decreased by MYR638,916 ($149,386), or approximately 56% mainly due to (i) lesser recognised impairment of trade receivable as lesser long outstanding collection in 2023; and (ii) lesser loss of disposal of investment recognised in 2023.

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

Operating Segment

	Net profit
	2022	2023
	RM	RM

Business strategy consultancy	4,695,816	21,908,118
Technology development, solutions and consultancy	8,450,724	9,918,688
Interest income	-	1,036,516
Others	744,482	335,203
Total	13,891,022	33,198,525

(i)	Business strategy consultancy

Net profit from business strategy consultancy increased by MYR17,212,302 ($3,707,114) or 97% from MYR4,695,816 ($1,066,625) in 2022 to MYR21,908,118 ($4,773,739) in 2023 due to the following reasons:

a.	The revenue increased significantly by MYR49,570,696 ($10,637,889), or approximately 280.35% in year 2023 compared to 2022 due to the completion or near completion of multiple IPO projects by the end of December 31, 2023.

b.	The cost of services increased by MYR7,852,965 ($1,656,080), or approximately 131.85%. The increase is in line with the progression of our IPO projetcs by the end of December 31, 2023.

c.	Gross profit margin increased by 13% from 66% in 2022 to 79% in 2023.

d.	The operating expenses were increased by MYR24,351,736 ($5,239,785), or approximately 339%. The increase is mainly due to (i) Director fees; (ii) legal and professional fees; (iii) marketing expenses; and (iv) staff salaries.

(ii)	Technology development, solutions and consultancy

Net profit from technology development, solutions and consultancy service increased by MYR1,467,964 ($241,735) or 8% from MYR8,450,724 ($1,919,529) in 2022 to MYR9,918,688 ($2,161,264) in 2023 due to the following reasons:

a.	The revenue increased by MYR3,020,715 ($496,364), or approximately 17.26% in year 2023 compared to year 2022 due to the completion of two major projects which are fintech solutions and e-commerce platforms.

b.	The cost of services decreased by MYR370,679 ($96,185), or approximately 22.23% due to the projects were mostly completed by our internal IT team.

c.	Gross profit margin increased by 4%, from 90% in 2022 to 94% in 2023.

d.	The operating expenses from technology development, solutions and consultancy service were increased by MYR1,887,029 ($342,545), or approximately 25%. The increase is mainly due to (i) Director fees; (ii) legal and professional fees; and (iii) marketing expenses.

(iii)	Interest income

Net profit from interest income was MYR1,036,516 ($225,855) in 2023 due to the following reasons:

a.	Revenue amounted to MYR1,897,005 ($413,354) in 2023. This was our new source of income from our microfinancing activities in 2023.

b.	The operating expenses were MYR1,036,516 ($225,855) mainly due to (i) Director fees and remunerations; (ii) legal and professional fees; and (iii) staff costs.

(iv)	Others

Net profit from others decreased by MYR409,280 ($96,065) or 8% from MYR744,483 ($169,104) in 2022 to MYR336,202 ($73,040) in 2023 due to the following reasons:

a.	The revenue increased by MYR739,846 ($157,668), or approximately 193.06% in year 2023 compared to year 2022 due to additional marketing consultancy projects and training activities.

b.	The cost of services increased significantly by MYR245,842 ($53,267), or approximately 754.16% due to the additional media monitoring subscription fees.

c.	Gross profit margin significantly decreased by 16% from 91% in 2022 to 75% in 2023.

d.	The operating expenses were decreased by MYR638,916 ($149,386), or approximately 56% mainly due to (i) lesser recognised impairment of trade receivable as lesser long outstanding collection in 2023; and (ii) lesser loss of disposal of investment recognised in 2023.

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

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer, Victor Hoo and our Chief Financial Officer, Ang Zhi Feng, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this annual report. Based on such evaluation, our management has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were [not] effective to provide reasonable assurance that material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and regulations. This determination was primarily due to the identification of the material weaknesses identified in our internal control over financial reporting discussed below.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria established in the updated framework in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992 and updated in May 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this evaluation, management concluded that the Company’s internal control over financial reporting is not effective as of December 31, 2023, due to material weaknesses in our internal control over financial reporting, as further described below.

The specific material weaknesses we identified in our internal control over financial reporting consist of the following:

-	The Company has inadequate documentation on internal control over financial reporting;

-	The Company does not maintain documentation on operating effectiveness tests of internal control over financial reporting;

-	The lack of sufficient qualified accounting personnel with appropriate understanding of SEC reporting requirements commensurate with the Company’s financial reporting requirements, which resulted in a number of internal control deficiencies. Also, as a small-scale company, the Company does not have sufficient internal control personnel to set up adequate review functions at each reporting level.

In order to cure the foregoing material weaknesses, we have taken or are taking the following remediation measures:

1.	We are seeking additional accounting and internal control staff with relevant SEC reporting and internal control experience, skills and knowledge in improving standards and procedures according to the requirements of the Sarbanes-Oxley Act;

2.	We plan to provide further training to the Company’s finance staff to enhance their understanding of the Company’s internal control policies and procedures, including participating in training programs to and internal control.

The Company recognizes that the material weaknesses in its internal control over financial reporting will not be considered remediated until the remediated measures operate for a sufficient period of time and can be tested and concluded by management to be designed and operating effectively. Because the Company’s remediation efforts are ongoing, it cannot provide any assurance that these remediation efforts will be successful or that its internal control over financial reporting will be effective as a result of these efforts.

The Company continues to evaluate and work to improve its internal control over financial reporting related to the identified material weaknesses, and management may determine to take additional measures to address control deficiencies or determine to modify the remediation plan described above. In addition, the Company will report the progress and status of the above remediation efforts to the Audit Committee on a periodic basis.

All internal control systems, no matter how well designed, have inherent limitations. Even systems determined to be effective can only provide reasonable assurance regarding financial statement preparation and presentation and may not prevent or detect misstatements. In addition, any evaluation of effectiveness in future periods is subject to the risk that controls may become inadequate because of changes in future conditions.

Despite that, management believes that the consolidated financial statements included in this annual report on Form 20-F present fairly the consolidated financial position, results of operations and cash flows of the Company for the fiscal year covered.

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

Date: October 11, 2024

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

San Mateo, California

April 30, 2024

VCI GLOBAL LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	December 31, 2022	December 31, 2023	December 31, 2023
		RM	RM	USD
ASSETS

Non-current assets
Financial assets, at fair value through other comprehensive income	4	12,819,747	38,368,829	8,360,497
Financial assets, at fair value through profit and loss	5	72,295	72,793	15,861
Property and equipment	6	1,551,579	3,198,123	696,865
Right-of-use assets	7	714,143	1,203,941	262,337
Intangible assets	8	-	4,700,894	1,024,316
Deferred initial public offering expense	9	6,564,162	-	-
Loan receivables	12	-	21,198,300	4,619,070
Deferred tax assets	10	339,650	339,650	74,009
Total non-current assets		22,061,576	69,082,530	15,052,955

Current assets
Trade and other receivables	11	15,759,533	28,949,592	6,308,063
Loan receivables	12	-	15,378,236	3,350,889
Amount due from related parties	30	7,000	-	-
Cash and bank balances	13	3,995,995	4,637,279	1,010,455
Total current assets		19,762,528	48,965,107	10,669,407

Total assets		41,824,104	118,047,637	25,722,362

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables	14	10,408,318	19,383,929	4,223,722
Warrant liabilities	17	-	1,964,335	428,025
Lease liabilities	15	322,208	710,367	154,788
Bank and other borrowings	16	783,542	677,277	147,577
Income tax payable		1,716,794	251,212	54,739
Total current liabilities		13,230,862	22,987,120	5,008,851

Non-current liabilities
Lease liabilities	15	422,751	544,973	118,749
Bank and other borrowings	16	309,331	245,322	53,455
Amount due to related parties	31	3,586,646	1,300,359	283,346
Total non-current labilities		4,318,728	2,090,654	455,550

Total liabilities		17,549,590	25,077,774	5,464,401

Capital and reserves
Share capital	18	13,127,427	44,009,131	9,589,508
Capital reserve	19	6,532,560	6,532,560	1,423,433
Fair value reserve	20	6,420,760	1,676,880	365,389
Translation reserve	21	-	2,696,335	587,526
(Accumulated losses)/Retained earnings		(164,909)	42,147,317	9,183,823
Attributable to equity owners of the Company		25,915,838	97,062,223	21,149,679
Non-controlling interests		(1,641,324)	(4,092,360)	(891,718)
Total equity		24,274,514	92,969,863	20,257,961

Total liabilities and equity		41,824,104	118,047,637	25,722,362

The accompanying notes are an integral part of these consolidated financial statements.

VCI GLOBAL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME/(LOSS)

	Note	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2023
		RM	RM	RM	USD

Revenue		37,871,829	34,265,404	89,581,700	19,519,687
Revenue - related party	30	9,603,213	1,304,478	1,216,444	265,061
Total revenue	22	47,475,042	35,569,882	90,798,144	19,784,748

Other income	23	278,855	1,732,343	752,251	163,914

Cost of services	24	(10,300,051)	(7,655,889)	(15,384,017)	(3,352,149)

Depreciation	6&7	(55,232)	(467,616)	(742,946)	(161,887)

Directors’ fees		(656,000)	(193,000)	(5,919,444)	(1,289,836)

Employee benefit expense	25	(4,198,908)	(10,395,252)	(18,851,224)	(4,107,647)

Allowance for expected credit losses on trade and loan receivables	10 & 11	(1,415,211)	(342,427)	(1,029,198)	(224,260)

Rental expenses	29	(237,205)	(257,243)	(232,081)	(50,570)

Legal and professional fees		(728,716)	(181,228)	(6,364,322)	(1,386,774)

Finance cost	26	(106,473)	(51,104)	(92,587)	(20,175)

Other operating expenses	27	(2,997,803)	(4,034,471)	(10,339,134)	(2,252,878)

Profit before income tax		27,058,298	13,723,995	32,595,442	7,102,486

Income tax expense	28	(7,120,480)	6,590,981	619,698	135,031

Profit for the year		19,937,818	20,314,976	33,215,140	7,237,517

Other comprehensive income/(loss):
Items that will not be reclassified subsequently to profit or loss:
Fair value adjustment on financial assets, at fair value through other comprehensive income	4	27,822,892	(21,402,132)	2,378,581	518,288
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		-	-	2,696,335	587,526
Other comprehensive income/(loss)		27,822,892	(21,402,132)	5,074,916	1,105,814

Total comprehensive income/(loss) for the year		47,760,710	(1,087,156)	38,290,056	8,343,331

Profit attributable to:
Equity owners of the Company		20,339,137	21,585,041	35,666,176	7,771,593
Non-controlling interests		(401,319)	(1,270,065)	(2,451,036)	(534,076)
Total		19,937,818	20,314,976	33,215,140	7,237,517

Total comprehensive income/(loss) attributable to:
Equity owners of the Company		48,162,029	182,909	40,741,092	8,877,407
Non-controlling interests		(401,319)	(1,270,065)	(2,451,036)	(534,076)
Total		47,760,710	(1,087,156)	38,290,056	8,343,331

EARNINGS PER SHARE – BASIC AND DILUTED		0.60	0.59	0.97	0.21

EARNINGS PER SHARE

	December 31,
	2021	2022	2023
Weighted average number of ordinary shares used in computing earnings – basic and diluted	33,400,100	34,412,259	36,802,804

VCI GLOBAL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

			Attributable to equity owners of the Company
	Note	Share capital	Capital reserve	Fair value reserve	Translation reserve	(Accumulated losses)/Retained earnings	Total	Non-controlling interests	Total equity
		RM	RM	RM	RM	RM	RM	RM	RM

Balance at January 1, 2021		220,000	6,532,560	-	-	1,819,913	8,572,473	-	8,572,473

Profit for the year		-	-	-	-	20,339,137	20,339,137	(401,319)	19,937,818

Contribution from non-controlling shareholders		-	-	-	-	-	-	30,060	30,060

Fair value gain on financial assets, at fair value through other comprehensive income		-	-	27,822,892	-	-	27,822,892	-	27,822,892

Constructive dividends paid		-	-	-	-	(37,000,000)	(37,000,000)	-	(37,000,000)

Balance at December 31, 2021		220,000	6,532,560	27,822,892	-	(14,840,950)	19,734,502	(371,259)	19,363,243

Profit for the year		-	-	-	-	21,585,041	21,585,041	(1,270,065)	20,314,976

Fair value loss on financial assets, at fair value through other comprehensive income		-	-	(21,402,132)	-	-	(21,402,132)	-	(21,402,132)

Constructive dividends paid		-	-	-	-	(6,909,000)	(6,909,000)	-	(6,909,000)

Total comprehensive income for the year		-	-	(21,402,132)	-	14,676,041	(6,726,091)	(1,270,065)	(7,996,156)

Issuance of share capital		12,907,427	-	-	-	-	12,907,427	-	12,907,427

Balance at December 31, 2022		13,127,427	6,532,560	6,420,760	-	(164,909)	25,915,838	(1,641,324)	24,274,514

Profit for the year		-	-	-	-	35,666,176	35,666,176	(2,451,036)	33,215,140

Fair value gain on financial assets, at fair value through other comprehensive income		-	-	2,378,581	-	-	2,378,581	-	2,378,581

Transfer upon disposal of equity instruments		-	-	(7,122,461)	-	7,122,461	-	-	-

Exchange differences on translating foreign operations		-	-	-	2,696,335	-	2,696,335	-	2,696,335

Dividends paid		-	-	-	-	(476,411)	(476,411)	-	(476,411)

Total comprehensive income for the year		-	-	(4,743,880)	2,696,335	42,312,226	40,264,681	(2,451,036)	37,813,645

Issuance of share capital		30,881,704	-	-	-	-	30,881,704	-	30,881,704

Balance at December 31, 2023		44,009,131	6,532,560	1,676,880	2,696,335	42,147,317	97,062,223	(4,092,360)	92,969,863

The accompanying notes are an integral part of these consolidated financial statements

VCI GLOBAL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2023
	RM	RM	RM	USD

Operating activities
Profit before income tax	27,058,298	13,723,995	32,595,442	7,102,486
Adjustments for:
Allowance for expected credit losses on trade receivables	1,415,211	342,427	756,973	164,943
Allowance for expected credit losses on loan receivables	-	-	272,225	59,317
Impairment of goodwill on consolidation	282,963	-	-	-
Bad debt written off	123,502	-	814,189	177,410
Share-based compensation awards	-	-	4,451,733	970,024
Preliminary expense written off	10,400	-	-	-
Property and equipment written off	-	12	-	-
Depreciation of property and equipment	55,232	229,568	318,108	69,315
Depreciation of right-of-use assets	-	238,048	424,837	92,571
Gain on disposal of financial assets, at fair value through profit and loss	-	(1,542,200)	-	-
Gain on disposal of property and equipment	-	(6,501)	-	-
Loss on disposal of property and equipment	-	29,267	-	-
Interest expense	106,473	50,328	90,804	19,787
Interest income	(1,571)	(49)	(7,323)	(1,596)
Operating cash flows before movements in working capital	29,050,508	13,064,895	39,716,988	8,654,257

Trade and other receivables	(5,729,429)	(14,315,976)	(14,315,073)	(3,119,228)
Loan receivables	-	-	(36,848,761)	(8,029,277)
Trade and other payables	4,453,808	695,175	17,576,059	3,829,793
Contract liabilities	-	(500,000)	-	-
Deferred revenue	-	(310,321)	-	-
Cash generated from/(used in) operations	27,774,887	(1,366,227)	6,129,213	1,335,545

Income tax (paid)/refund	(56,646)	23,009	(845,884)	(184,317)
Net cash from/(used in) operating activities	27,718,241	(1,343,218)	5,283,329	1,151,228

Investing activities
Acquisition of property and equipment	(105,458)	(1,668,951)	(1,991,399)	(433,922)
Proceeds from disposal of property and equipment	-	17,558	-	-
Acquisition of intangible assets	-	-	(111,594)	(24,316)
Interest received	1,571	49	7,323	1,596
Acquisition of financial assets, at fair value through other comprehensive income	(6,398,987)	-	(43,571,001)	(9,494,041)
Proceeds from disposal of financial assets, at fair value through other comprehensive income	-	-	27,423,012	5,975,424
Proceeds from disposal of financial assets, at fair value through profit and loss	-	2,789,250	-	-
Purchase of financial assets, at fair value through profit and loss	(1,309,134)	(10,211)	-	-
Acquisition of subsidiaries	255,900	-	-	-
Net cash (used in)/from investing activities	(7,556,108)	1,127,695	(18,243,659)	(3,975,259)

Financing activities
Proceeds from issuance of shares	-	12,907,427	-	-
Repayment of other borrowings	600,000	(18,909)	(49,699)	(10,829)
Proceeds from bank borrowings	300,000	-	-	-
Repayment of bank borrowings	(18,361)	(99,210)	(120,575)	(26,273)
Interest paid	(37,865)	(50,328)	(90,804)	(19,787)
Proceeds from initial public offering	-	-	17,457,899	3,804,044
Payment for deferred initial public expense	-	(577,422)	(456,797)	(99,535)
Repayment of operating leases	-	(207,232)	(375,712)	(81,867)
Repayment for advances from related parties	(18,343,816)	(10,865,755)	(2,286,287)	(498,178)
Dividend paid	-	-	(476,411)	(103,809)
Contribution from non-controlling interests	30,060	-	-	-
Net cash (used in)/from financing activities	(17,469,982)	1,088,571	13,601,614	2,963,766

Net increase in cash and cash equivalents	2,692,151	873,048	641,284	139,735
Cash and bank balances at beginning of year	430,796	3,122,947	3,995,995	870,720
Cash and bank balances at end of year	3,122,947	3,995,995	4,637,279	1,010,455

NON-CASH FINANCING ACTIVITIES:
Constructive dividends paid	37,000,000	6,909,000	-	-

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

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of the Company is United States Dollar (“USD”) and the financial statements are presented in Ringgit Malaysia (“RM”), which is the presentation currency of the Group.

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

The Group also has certain leases with lease terms of 12 months or less. The Group applies the ’short-term lease’ recognition exemptions for these leases.

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