Form 20-F
period 2024-12-31
VCI Global Ltd
filed 2025-05-13
CIK 1930510

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

BO3-C-8 & 10, Menara 3A, KL Eco City, No.3 Jalan Bangsar, 59200

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

An aggregate of 14,983,751 ordinary shares, no par value per share.

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

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended December 31, 2024, 2023, and 2022. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of MYR to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain MYR amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	December 31,
US$ Exchange Rate	2024	2023	2022
At the end of the year – MYR	MYR4.4704 to $1.00	MYR4.5893 to $1.00	MYR4.4025 to $1.00
Average rate for the year – MYR	MYR4.5606 to $1.00	MYR4.5680 to $1.00	MYR4.3983 to $1.00

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

We will be subject to various risks related to artificial intelligence (“AI”) and technology as we expand.

As we plan to expand in the future, we believe we will become subject to various risks related to AI and technology, including the following:

●	AI and AI-related markets are still in their infancy in comparison to other widely used software types, and it is unclear whether AI and AI-related markets will continue to grow.

●	AI is a fast-growing industry, and we must successfully adapt and manage technological advances in AI and AI-related markets, as well as effectively compete with the emergence of additional competitors in the industry in order to maintain and grow our AI-based business. Thus, the success of our AI-based business depends in large part on our ability to keep pace with rapid technological changes in the development and implementation of AI products and services.

●	Failure to attract and retain additional qualified personnel in the AI field could also prevent us from executing our business strategy and growth plans.

●	The information that AI learns may include highly confidential information. In the unlikely event of a leakage of such confidential information, our credibility may be negatively impacted, which may affect our business, operating results, and financial condition.

●	AI algorithms heavily rely on data for training and decision-making. However, the quality, completeness, and accuracy of real estate data can be inconsistent. Incomplete or biased data can lead to flawed predictions and suboptimal outcomes. Also, AI models can inadvertently perpetuate biases present in historical data. In real estate, this could lead to discriminatory practices related to property valuation, tenant selection, or mortgage approvals.

●	Handling sensitive personal information (e.g., financial records, property details) requires robust privacy safeguards. Data breaches or misuse could harm individuals and erode trust in AI-driven real estate solutions.

●	While AI models can excel in specific tasks (e.g., property valuation, demand prediction), scaling them across diverse markets or adapting them to unique local contexts remains a challenge. Consulting services and technology markets vary significantly by location and regulations. AI models must adapt to local nuances. A one-size-fits-all approach may not work.

●	Developing, deploying, and maintaining AI systems involve significant costs. Small businesses may struggle to afford AI solutions, limiting their access to advanced technology.

●	The consulting services in the business and technology industries are influenced by economic cycles, geopolitical events, and unforeseen crises. AI models trained on historical data may struggle to predict sudden shifts or adapt to unprecedented situations.

●	Beyond technical challenges, ethical dilemmas may arise because of the use of AI technology.

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

As a foreign private issuer, we may follow certain of our home country corporate governance rules instead of certain corporate governance requirements of Nasdaq. For example, we are exempt from Nasdaq regulations that require a listed U.S. company to:

●	have a majority of the board of directors consist of independent directors as such term is defined by Nasdaq;

●	have nominating and compensations committees that are fully independent, as defined by Nasdaq;

●	provide the same level of disclosure on certain issues, such as executive compensation;

●	solicit proxies and provide proxy statements for all shareholder meetings;

●	seek shareholder approval for the implementation of certain equity compensation plans and issuances of shares; and

●	hold an annual meeting of shareholders no later than one year after the end of each of the company’s fiscal years.

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

As a company incorporated in the BVI that is listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Corporate governance practices in the BVI, which is our home country, do not require (i) a majority independent board of directors; the establishment of a nominating and corporate governance committee (or having director nominations made by all independent directors); (ii) the establishment of a compensation committee; (iii) the audit committee to be comprised of three directors, which are all Nasdaq corporate governance listing standards; (iv) same level of disclosure on certain issues, such as executive compensation; (v) solicit proxies and provide proxy statements for all shareholder meetings; (vi) seek shareholder approval for the implementation of certain equity compensation plans and issuances of shares or (vii) hold an annual meeting of shareholders no later than one year after the end of each of the company’s fiscal years. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. Notwithstanding the foregoing, we are not required to and, in reliance on home country practice, we do not intend to, comply with certain Nasdaq rules regarding shareholder approval for certain issuances of securities under Nasdaq Rule 5635. In addition, in reliance on home country practice we do not intend to hold an annual meeting as required under Nasdaq Listing Rule 5620. In accordance with the provisions of our amended and restated memorandum and articles of association, our board of directors is authorized to issue securities, including ordinary shares, preferred shares, warrants and convertible notes without shareholder approval.

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

VCIG GROUP STRUCTURE – 31 December 2024

VCI Global Limited (1)
VCI Technologies Limited (2)
V Capital Consulting Limited (9)
V Capital Kronos Berhad (7)
VCI Global Brands Limited (8)
V Capital Real Estate Limited (6)
V Capital Consulting Group Limited (11)
70%
VC AI Limited (26)
V Capital Advisory Sdn. Bhd. (20)
VCI Global Brands Sdn. Bhd. (16)
V Capital Real Estate Sdn. Bhd. (19)
VC AI Sdn Bhd
Accuventures Sdn. Bhd. (4)
V Galactech Sdn. Bhd. (3)
Credilab Sdn. Bhd. (15)
Imej Jiwa Communications Sdn. Bhd. (17)
VCI Energy Sdn. Bhd. (10)
V Capital Quantum Sdn. Bhd. (18)
AICC Malaysia Sdn Bhd (14)
VCI Wootzano Robotics Sdn. Bhd. (5)
V Gallant Sdn Bhd (27)
Generative AI Sdn. Bhd. (21)
93.34%
AB Management & Consultancy Services Sdn. Bhd. (22)
30%
20%
Elmu Education Group Sdn. Bhd. (23)
70%
Elmu V Sdn. Bhd. (25)
Elmu Higher Education Sdn. Bhd. (24)

Note: All companies are wholly-owned subsidiaries unless stated otherwise.
*Company to be incorporated
**Restructuring / transfer of ownership in progress

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

V Capital Advisory Sdn. Bhd., a Malaysia private company formed on February 12, 2018, provides corporate and business advisory in relation to corporate listing exercises, corporate restructuring and merger and acquisition . It is also involved in managing international commodities trading.

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

V Capital Consulting Limited, a British Virgin Islands business company incorporated on March 1, 2016, provides corporate and business advisory services in corporate structuring and restructuring, listings on recognized stock exchanges and fintech advisory.

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

Corporate Information

Our principal executive offices are located at BO3-C-8 & 10, Menara 3A, KL Eco City, No. 3 Jalan Bangsar, 59200 Kuala Lumpur, Malaysia, and our registered address in BVI is, Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands. Our telephone number is +603 7717 3089. The address of our website is https://v-capital.co/. Information contained on, or available through, our website does not constitute part of, and is not deemed incorporated by reference into, this annual report. Our agent for service of process in the United States is Sichenzia Ross Ference Carmel LLP, 1185 6th Ave 31st Floor, New York, New York 10036.

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

Technology Consultancy Services & Solutions

Our technology consultancy services and solutions keep our clients ahead of major technology and industry trends. This includes cyber security solutions, artificial intelligence solutions, fintech solutions, digital transformation and enterprise solution development, empowering businesses to secure their infrastructure, optimize operations, and drive growth in a rapidly evolving digital landscape.

We harness the transformative power of technology to propel companies to new heights. Recognizing the growing global significance of data analytics and digital transformation in enhancing existing business models, we have established relationships with technology experts to provide the following services:

1. Cybersecurity Solutions (Cybersecurity as a Services)

In a world of increasing cyber threats, we offer a comprehensive approach to cybersecurity that protects your business from potential risks. Our offerings include:

●	Managed Security Services: Continuous monitoring, rapid threat detection, and incident response to safeguard your digital infrastructure against advanced cyberattacks.

●	Risk & Compliance Management: Strategic consulting to help businesses adhere to regulatory standards such as GDPR, PDPA, and other industry-specific requirements, ensuring compliance and minimizing operational risks.

●	Endpoint Protection & Network Security: Multi-layered defenses, including firewalls, intrusion detection systems (IDS), and endpoint protection, designed to secure networks and prevent data breaches.

2. Artificial Intelligence Solutions (AI as a Service)

We empower organizations to unlock the power of artificial intelligence to enhance decision-making and streamline operations. Our services include:

●	Custom AI Model Development: Tailored AI solutions to address specific business challenges, ranging from predictive analytics to intelligent automation.

●	AI Infrastructure & Cloud Integration: Scalable AI infrastructure that integrates seamlessly with cloud platforms, delivering powerful, flexible AI capabilities.

●	AI Model Training & Optimization: Expert training and optimization of machine learning models to ensure peak performance and the ability to scale as business needs evolve.

●	Natural Language Processing (NLP): Advanced NLP solutions to enhance customer interactions, automate workflows, and extract actionable insights from unstructured data.

3. Fintech Solutions

Our fintech solutions are designed to enhance financial services by improving processes and ensuring seamless operations. Key offerings include:

●	Advanced Loan Management System: A complete solution to manage the entire loan lifecycle, automating processes from loan origination to repayment, reducing overheads, and improving operational efficiency.

●	Loan Risk Assessment & Credit Scoring: AI-driven tools for credit scoring and risk assessment, ensuring accurate and data-driven lending decisions.

●	Compliance & Regulatory Reporting: Automation of compliance processes to meet both local and global regulatory requirements, ensuring transparency and reducing risks.

●	Digital Loan Processing: A fully digital loan application, approval, and servicing system that enhances the customer experience and simplifies loan management.

4. Digital Transformation & Enterprise Solution Development

We help businesses navigate the complexities of digital transformation by providing tailored solutions that enhance efficiency and drive innovation. Our combined Digital Transformation and Enterprise Solution Development services include:

●	Digital Strategy Development: We work with businesses to develop a comprehensive digital strategy that aligns with their goals and enhances overall business performance.

●	Custom Software Development: Tailored enterprise applications designed to streamline business operations, improve productivity, and provide a seamless user experience.

●	Systems Integration: Integration of diverse enterprise systems to ensure smooth data flow and interoperability between various platforms, increasing operational efficiency.

●	Cloud Transformation & Infrastructure: Expertise in migrating to cloud environments, optimizing cloud infrastructure for scalability, security, and performance, while minimizing disruptions during the transition.

●	Business Process Automation (BPA): Implementing intelligent workflows and robotic process automation (RPA) to automate repetitive tasks, reduce costs, and increase business agility.

●	ERP & CRM Solutions: Development and implementation of custom ERP and CRM systems to streamline business operations, improve resource planning, and enhance customer engagement.

●	Legacy System Modernization: Upgrading and modernizing outdated legacy systems to ensure they meet modern business needs, enhancing security, performance, and scalability.

Recent Developments

Subsidiary Sales

On December 30, 2024, VCI Global Limited (“the “Company”) entered into a Stock Sale and Business Separation Agreement (the “Agreement”) with V Capital Consulting Group Limited (“VCCG”), V Capital Consulting Limited (“VC Consulting”) and V Capital Advisory Sdn. Bhd. (“VC Advisory”), pursuant to which the Company sold 100% of its shares of VC Consulting and the VC Advisory (the “Sale Shares”) to VCCG, for a purchase price of RM100 and US$50,000, respectively, payable by VCCG by wire transfer of immediately available funds to the Company, without any deduction for or on account of any tax withholding, charges, or set-off, in accordance with the Company’s written wiring instructions against delivery of the Sale Shares (the “Sale”). The Agreement contains customary representations and warranties and covenants that the respective parties made to each other as of the date of the Agreement or other specific dates. The closing of the Sale and the transactions contemplated by this Agreement shall take place remotely by electronic exchange of signature pages, on the date of the Agreement (the “Closing Date”) subject to the satisfaction, or waiver, at or prior to the Closing Date of the conditions set forth in the Agreement.

On April 23, 2025, we completed the disposal of one of its subsidiaries Imej Jiwa Communications Sdn. Bhd. (the “Subsidiary”) to its formal owner (the “Former Owner”) for nominal consideration (the “Disposal”). The Company, the Subsidiary and the Former Owner did not enter into an agreement in connection of the Disposal. The Disposl is not expected to have a material impact on the Company’s financial condition or results of operations.

Reverse Stock Split

On November 5, 2024, we effectuated a 1 for 49 share consolidation of its authorized share capital, such that every 49 ordinary shares, no par value, in the authorized share capital of the Company be consolidated into 1 ordinary share, no par value (the “Reverse Split”). The Reverse Split was primarily intended to increase the market price per share of the Company’s ordinary shares to regain compliance with the minimum bid price required for continued listing on the Nasdaq Capital Market.

On April 3, 2025, we effectuated a 1-for-20 share consolidation of its authorized share capital, such that every 20 ordinary shares, no par value, in the authorized share capital of the Company be consolidated into 1 ordinary share, no par value (the “Reverse Split”). The Reverse Split was primarily intended to increase the market price per share of the Company’s ordinary shares to regain compliance with the minimum bid price required for continued listing on the Nasdaq Capital Market.

Follow on Offerings

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

Senior Secured Convertible Note

On September 2, 2024, we entered the Purchase Agreement with Advance Opportunities Fund I (“AOF”) whereby AOF purchased from us a $1,000,000 Senior Convertible Note. On September 24, 2024, AOF converted the AOF Note into 9,099,181 Ordinary Shares.

Offering with Alumni Capital LP

On August 1, 2024, we entered into a Purchase Agreement and a three-year ordinary share purchase warrant (the “Commitment Warrant”) with Alumni Capital LP (“Alumni”). Pursuant to the Purchase Agreement, the Company has the right, but not the obligation to cause Alumni Capital to purchase up to $5 million of our Ordinary Shares (the “Commitment Amount”), no par value, at the Purchase Price (defined below) during the period beginning on the execution date of the Purchase Agreement and ending on the earlier of (i) the date on which Alumni has purchased $5 million of our common stock shares pursuant to the Purchase Agreement or (ii) June 30, 2025. On August 5, 2024, we filed a prospectus supplement, dated as of August 5, 2024 under our registration statement on Form F-3 (File No. 333-279521), in respect of the financing with Alumni. The Purchase Agreement was subsequently amended on September 27, 2024, to increase the Commitment Amount to $35,000,000. On October 1, 2024, we filed a registration statement on Form F-1 (File No. 333-282454), declared effective on October 11, 2024, in relation to the offering and resale of up to 476,363,636 of our ordinary shares by Alumni, which include up to (i) 276,363,636 ordinary shares that may be issued and sold to the Alumni pursuant to the Purchase Agreement and (ii) 200,000,000 ordinary shares underlying the Purchase Warrant Agreement (the “Alumni Warrant”) issued to Alumni Capital as a commitment fee pursuant to the Purchase Agreement. On October 15, 2024, we filed the final prospectus, dated as of October 15, 2024, under our registration statement on Form F-1 (File No. 333-282454) in respect of the financing with Alumni. The Reverse Split, effective on November 5, 2024, reduced the ordinary shares that could be issued and sold to Alumni pursuant to (i) the Purchase Agreement from 276,363,636 to 5,640,074 and the Purchase Warrant Agreement from 200,000,000 to 4,081,633. We have previously issued and sold 5,640,074 ordinary shares pursuant to the Purchase Agreement and 307,594 ordinary shares pursuant to the Purchase Warrant Agreement that were registered under the F-1 registration statement and currently there are 0 ordinary shares that may be issued and sold under the Purchase Agreement and 3,774,039 ordinary shares that may be issued and sold under the Purchase Warrant Agreement that are remaining under the F-1 registration statement.

On December 17, 2024, we filed a prospectus supplement, dated as of December 17, 2024, under our registration statement on Form F-3 (File No. 333-279521), which covered the unused portion of the Commitment Amount of $20,077,348 and the exercise of up to $6,000,000 of our ordinary shares underlying the Commitment Warrant.

On January 13, 2025, the Company entered into an Amended Modification Agreement to the Purchase Agreement with Alumni Capital to, among other things, increase the Commitment Amount to $135,000,000, increase the purchase price payable by Alumni Capital under the Purchase Agreement and lower the number of Warrant Shares as a percentage that is required to be underling the Purchase Warrant.

On January 22, 2025, we filed a prospectus supplement, dated as of January 22, 2025 to the prospectus supplement dated December 17, 2024, related to its registration statement on Form F-3 (File No. 333-279521) that increased the Commitment Amount from $26,077,348 to $120,077,348 and the exercise of our ordinary shares underlying the Commitment Warrant from $6,000,000 to $19,250,000.

On April 8, 2025, the Company entered into a Modification Agreement with Alumni Capital to, among other things, revise the exercise price per Warrant Share to be calculated by dividing $10,000,000 by the total number of shares of Ordinary Shares issued and outstanding as of the Exercise Date, subject to adjustment.

Registered Direct Offerings.

On July 12, 2024, we entered into a securities purchase agreement with certain investors (the “July 12 Purchasers”), pursuant to which we agreed to issue and sell to the July 12 Purchasers an aggregate of 4,000,000 Ordinary Shares in a registered direct offering. The Ordinary Shares were sold at a purchase price of $0.50 per Ordinary Share. For a more detailed description of this offering, see our Report of Foreign Private Issuer on Form 6-K filed with the SEC on July 17, 2024.

On July 15, 2024, we entered into a securities purchase agreement with certain investors (the “July 15 Purchasers”), pursuant to which we agreed to issue and sell to the July 15 Purchasers an aggregate of 2,700,000 Ordinary Shares in a registered direct offering. The Ordinary Shares were sold at a purchase price of $0.37 per ordinary share. For a more detailed description of this offering, see our Report of Foreign Private Issuer on Form 6-K filed with the SEC on July 17, 2024.

On July 25, 2024, we entered into two securities purchase agreements with certain accredited investors (the “July 25 Purchasers”), pursuant to which we agreed to issue and sell to the July 25 Purchasers an aggregate of 3,568,035 Ordinary Shares, no par value per share, in a registered direct offering. The Ordinary Shares were sold at a purchase price of $0.40 per Ordinary Share. For a more detailed description of this offering, see our Report of Foreign Private Issuer on Form 6-K filed with the SEC on July 26, 2024.

On December 4, 2024, we entered into two securities purchase agreements with certain accredited investors (the “December 4 Purchasers”), pursuant to which we agreed to issue and sell to the December 4 Purchasers an aggregate of 2,133,334 Ordinary Shares, no par value per share, in a registered direct offering. The Ordinary Shares were sold at a purchase price of $1.875 per Ordinary Share. For a more detailed description of this offering, see our Report of Foreign Private Issuer on Form 6-K filed with the SEC on December 5, 2024.

On December 5, 2024, we entered into a securities purchase agreement with an accredited investor (the “December 5 Purchaser”), pursuant to which the Company agreed to issue and sell to the December 5 Purchaser an aggregate of 533,333 ordinary shares (the “December 5 Shares”), no par value per share, in a registered direct offering. The December 5 Shares were sold at a purchase price of $1.875 per Ordinary Share. For a more detailed description of this offering, see our Report of Foreign Private Issuer on Form 6-K filed with the SEC on December 5, 2024.

On January 8, 2025, we entered into three securities purchase agreements with certain accredited investors (the “January 8 Purchasers”), pursuant to which the Company agreed to issue and sell to the January 8 Purchasers an aggregate of 1,500,000 ordinary shares (the “January 8 Shares”), no par value per share, in a registered direct offering. The January 8 Shares were sold at a purchase price of $2.00 per Ordinary Share. For a more detailed description of this offering, see our Report of Foreign Private Issuer on Form 6-K filed with the SEC on January 8, 2025.

On January 13, 2025, we entered into a securities purchase agreement with an accredited investor (the “January 13 Purchasers”), pursuant to which the Company agreed to issue and sell to the January 13 Purchaser an aggregate of 1,149,425 ordinary shares (the “January 13 Shares”), no par value per share, in a registered direct offering. The January 13 Shares were sold at a purchase price of $1.305 per Ordinary Share. For a more detailed description of this offering, see our Report of Foreign Private Issuer on Form 6-K filed with the SEC on January 13, 2025.

On January 23, 2025, we entered into a securities purchase agreement with an accredited investor (the “January 23 Purchasers”), pursuant to which the Company agreed to issue and sell to the January 23 Purchaser an aggregate of 1,120,448 ordinary shares (the “January 23 Shares”), no par value per share, in a registered direct offering. The January 23Shares were sold at a purchase price of $1.19 per Ordinary Share. For a more detailed description of this offering, see our Report of Foreign Private Issuer on Form 6-K filed with the SEC on January 23, 2025.

On February 15, 2025, we entered into certain securities purchase agreements with two investors (the “February 15 Purchasers”), pursuant to which the Company agreed to issue and sell to the February 15 Purchasers an aggregate of 3,300,000 ordinary shares (the “February 15 Shares”), no par value per share, in a registered direct offering. The February 15 Shares were sold at a purchase price of $1.30 per Ordinary Share. For a more detailed description of this offering, see our Report of Foreign Private Issuer on Form 6-K filed with the SEC on February 18, 2025.

On March 17, 2025, we entered into certain securities purchase agreements with two investors (the “March 17 Purchasers”), pursuant to which the Company agreed to issue and sell to the March 17 Purchasers an aggregate of 5,100,000 ordinary shares (the “March 17 Shares”), no par value per share, in a registered direct offering. The March 17 Shares were sold at a purchase price of $1.10 per Ordinary Share. For a more detailed description of this offering, see our Report of Foreign Private Issuer on Form 6-K filed with the SEC on March 17, 2025.

Apart from the aforementioned transactions, a total of 2,166,667 ordinary shares have also been issued to various investors.

Share Repurchase Program

On August 19, 2024, we announced that its Board of Directors has approved a share repurchase program with authorization to purchase up to $10 million of the Company’s outstanding ordinary share (the “Repurchase Program”). The volume and timing of any repurchases will be subject to general market conditions, as well as the Company’s management of capital, other investment opportunities, and other factors. The Repurchase Program does not obligate the Company to repurchase any specific number of shares, and may be modified, suspended, or discontinued at any time at the Company’s discretion. For a more detailed description of the Repurchase Program see our Report of Foreign Private Issuer on Form 6-K filed with the SEC on August 22, 2024.

Transaction Shares

On July 2, 2024, we issued a total of 3,465,820 ordinary shares (“Consideration Shares”) to Cogia GmbH pursuant to an asset purchase agreement we had entered with them on 18 March 2024. In return for the issuance of our shares to them, we had acquired the Socializer Messenger from Cogia GmbH, a highly secure messenger platform currently serving the government of a European Union country.

The Consideration Shares to be issued in connection with the Closing will be offered and sold in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Regulation S promulgated thereunder. The Consideration Shares have not been registered under the Securities Act or applicable foreign securities laws. Accordingly, once issued, the Consideration Shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act.

Market Opportunity

The global consulting services market size is poised for steady growth. Valued at US$354.01 billion in 2024, the market is expected to expand to US$447.72 billion by 2029, reflecting a compound annual growth rate (CAGR) of 4.81%. This growth is driven by rising demand for consulting services as businesses face complex regulatory environments, evolving capital markets, and strategic growth challenges. We also believe the global consulting sector is one of the biggest and most mature markets within the professional services industry.

[3]	https://www.mordorintelligence.com/industry-reports/consulting-service-market/market-size

US IPO, Cross Border Listing and M&A Deal Numbers and Proceeds

The IPO market in the United States demonstrated a robust recovery in 2024, with proceeds rising by 48% and the number of IPOs increasing by nearly 40%—from 127 in 2023 to 176 in 2024. Total proceeds grew from US$22.2 billion in 2023 to US$33 billion in 2024. Notably, 20 IPOs raised over US$500 million, including seven that exceeded the US$1 billion mark. In Q4 2024 alone, IPO proceeds doubled year-on-year, driven by a landmark US$1.7 billion listing that accounted for 30% of the quarter’s total. Sector-wise, life sciences and technology continued to dominate, making up nearly 40% of US IPOs, while companies with AI-driven business models attracted increasing investor interest. Looking ahead to 2025, IPO activity is expected to be supported by broad sector participation and rising demand for companies demonstrating real, AI-enabled outcomes.1

Cross-border IPO activity remained robust in 2024, with 113 global listings, up from 83 in 2023. Despite a 48% decline in average deal size, the United States continued to lead as the top destination for international issuers, hosting 101 cross-border IPOs—accounting for 89% of such listings and marking a 51% increase from the previous year. Foreign issuers made up more than half of all public listings in the US, a historic high, though they contributed only 18% of total deal value. Listings from the Asia-Pacific region rose significantly, particularly from mainland China, Hong Kong, Singapore, and Australia, driven by tighter regulatory controls, subdued local market conditions, and the pursuit of broader capital access. Consumer, TMT (technology, media, and telecom), and industrial sector IPOs increasingly favored US exchanges due to specialized investor interest and more favorable valuations.2

The M&A activity continues to thrive, with global deal value reaching US$1.3 trillion in the first half of 2024, reflecting a 5% increase over 2023. Corporates are increasingly turning to mergers and acquisitions as a strategic tool for growth, especially evolving market dynamics, and the pursuit of operational efficiency. In total, 23,054 M&A deals were recorded globally in the first half of 2024, with the Americas accounting for 33.76% of the total (7,784 deals) and Asia Pacific for 31.56% (7,276 deals).3

[1]	https://www.ey.com/en_us/insights/ipo/ipo-market-trends#:~:text=The%20US%20IPO%20market%20made,of%20IPOs%20jumped%20by%2038%25.
[2]	https://www.ey.com/content/dam/ey-unified-site/ey-com/en-gl/insights/ipo/documents/ey-gl-ipo-trends-v1-12-2024.pdf?mkt_tok=NTIwLVJYUC0wMDMAAAGYL00SFAByXUIp6-uuU_xow25yZ9WecdcIs-5kiuwqFDrIq7mTqtCljBp168s53RWhungxGEvirtCcdjdGXA_gjKzowxhNl5wrbuHFQS_ORiY0QIl-dPM
[3]	https://www.ey.com/content/dam/ey-unified-site/ey-com/en-gl/insights/ipo/documents/ey-gl-ipo-trends-q3-v1-09-2024.pdf

IPO, M&A Private Equity/Venture Capital Deal Numbers and Proceeds in Malaysia

Despite a 35% decline in the number of IPOs across the Asia Pacific region from 2023 to 2024, Malaysia recorded its highest level of IPO activity in 19 years. This surge was driven by attractive valuations, strong liquidity, and supportive economic policies that enhanced the country’s appeal to foreign direct investors. In 2024, Malaysia hosted 49 IPOs—an increase of 17 compared to 32 in 2023—representing a 53% year-on-year growth. Moreover, Malaysia ranked among the top five countries in the Asia Pacific region by IPO proceeds, alongside Oceania, Australia, and the Philippines. The country recorded a 105% annual increase in proceeds, rising from US$0.8 billion in 2023 to US$1.7 billion in 2024.4

The M&A landscape in Southeast Asia, particularly in Malaysia, is showing strong positive momentum. While overall M&A activity across the Asia-Pacific region experienced a slight decline, Malaysia has stood out as a bright spot, with deal volume rising by 87% year-on-year in the first half of 2024, totaling US$8.3 billion. This surge is largely attributed to global policy shifts, geopolitical developments, and exchange rate dynamics. Looking ahead, the transaction value in Malaysia’s M&A market is projected to reach US$9.51 billion in 2025, with the average transaction value expected to be US$41.45 million. In comparison, the United States is forecasted to lead globally with a transaction value of US$1.17 trillion in 2025.5

In 2024, Malaysia’s PE and VC industry managed RM24.7 billion in committed funds, with PE dominating at RM18.01 billion and VC at RM6.7 billion. Growth-stage companies attracted the majority of investments, and top investors included corporates, government agencies, and family offices. A total of 90 deals were recorded, with key sectors including technology, manufacturing, retail, and professional services. Most exits occurred through IPOs and public market sales, reflecting a steadily maturing investment landscape.6

[4]	https://www.ey.com/content/dam/ey-unified-site/ey-com/en-gl/insights/ipo/documents/ey-gl-ipo-trends-v1-12-2024.pdf?mkt_tok=NTIwLVJYUC0wMDMAAAGYL00SFAByXUIp6-uuU_xow25yZ9WecdcIs-5kiuwqFDrIq7mTqtCljBp168s53RWhungxGEvirtCcdjdGXA_gjKzowxhNl5wrbuHFQS_ORiY0QIl-dPM
[5]	https://www.statista.com/outlook/fmo/corporate-finance/mergers-and-acquisitions/malaysia
[6]	https://www.businesstoday.com.my/2025/03/20/pe-vc-funds-in-malaysia-hit-rm24-7-billion-in-2024/

Total Addressable Market Growth – Malaysia IT Consulting Market

The IT Consulting and Implementation market in Malaysia is projected to generate a revenue of US$278.45 million in 2025. This market is expected to grow at a compound annual growth rate (CAGR) of nearly 6% from 2025 to 2029, reaching a market volume of US$347.39 million by 2029. The rising demand for IT consulting and implementation services is driven by Malaysia’s strong emphasis on digital transformation and accelerated adoption of advanced technologies.

Malaysia’s IT Consulting and Implementation market has seen steady growth, driven by rising digital transformation efforts among businesses seeking greater efficiency and competitiveness. Increasing demand for cloud-based solutions, the rapid expansion of the e-commerce sector, and the adoption of AI and machine learning are key trends shaping the market. Government initiatives like the Digital Free Trade Zone (DFTZ) and the Malaysia Digital Economy Blueprint further support this growth. Coupled with favorable macroeconomic conditions, strategic regional positioning, and a stable, business-friendly environment, Malaysia is well-positioned for continued expansion in this sector.7

Business Model and Strategy

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

[7]	https://www.statista.com/outlook/tmo/it-services/it-consulting-implementation/malaysia

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

The following table presents our revenue for fiscal years ended December 31, 2024, 2023, and 2022.

	Revenue Fiscal Year Ended December 31
	2024		2023	2022
	MYR	USD	MYR	MYR
Business Strategy Consultancy	66,271,454	14,824,502	67,252,153	17,681,457
Technology Development	51,018,808	11,412,582	20,525,915	17,505,200
Interest income	5,430,828	1,214,842	1,897,005	-
Others	1,667,301	372,965	1,123,071	383,225
Total	124,388,391	27,824,891	90,798,144	35,569,882

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

Our revenue under the technology segment also stems from providing white label technology whereby we purchase ready-made licensed software products and thereafter execute our rebranding and develop white label software that meets our clients’ needs. Apart from that, according to our clients’ requirements, we also provide customization services on ready-made software.

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

We believe the principal reason clients choose a particular consulting firm is the experience of the firm’s professionals. As of 2024, our executive chairman has an accumulated experience of 20 years in a wide array of business operations and consulting services while our consultants have a combined wealth of knowledge and experience in accounting, finance, legal, business management and operations. In addition, our highly credentialed consultants include certified public accountants and qualified legal professionals.

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

Employees

As of December 31, 2024, we have a total of 58 full-time employees. Our employees are based in Malaysia.

Property and Facilities

We lease and maintain our offices located at Level 11, Marina Bay Financial Centre Tower and BO3-C-08 & BO3-C-10, Menara 3 KL Eco City, No.3, Jalan Bangsar, 59200 Wilayah Persekutuan Kuala Lumpur, Malaysia.

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

A. Operating Results

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2024 and 2023

The following table summarizes our results of operations for the fiscal years ended December 31, 2024 and 2023, respectively, and provides information regarding the MYR and percentage increase or (decrease) during such periods.

	2024			2023		Variances
	Amount	Amount	% of total	Amount	% of total	Amount
	MYR	USD	revenue	MYR	revenue	MYR	%
Revenue	124,388,391	27,824,891	100.00%	89,581,700	98.66%	34,806,691	38.85
Revenue – related party	-	-	-	1,216,444	1.34%	(1,216,444)	(100.00)
Total revenue	124,388,391	27,824,891	100.00%	90,798,144	100.00%	33,590,247	36.99

Other income	1,080,007	241,591	0.87%	752,251	0.83%	327,756	43.57

Cost of services	(22,120,403)	(4,948,193)	17.78%	(15,384,017)	16.94%	(6,736,386)	43.79

Depreciation	(1,064,216)	(238,058)	0.86%	(742,945)	0.82%	(321,271)	43.24

Amortisation	(929,796)	(207,989)	0.75%	-	-	(929,796)	100.00

Employee benefits expenses	(30,449,669)	(6,811,397)	24.48%	(24,770,668)	27.28%	(5,679,001)	22.93

Impairment allowance on trade receivables	(4,109,508)	(919,270)	3.30%	(1,571,162)	1.73%	(2,538,346)	161.56

Impairment allowance on loan receivables	(238,056)	(53,252)	0.19%	(272,225)	0.30%	34,169	(12.55)

Rental expenses	(449,408)	(100,530)	0.36%	(232,081)	0.26%	(217,327)	93.64

Legal and professional fees	(11,660,849)	(2,608,458)	9.37%	(6,364,322)	7.01%	(5,296,527)	83.22

Finance cost	(589,699)	(131,912)	0.47%	(92,587)	0.10%	(497,112)	536.91

Other operating expenses	(19,500,684)	(4,362,179)	15.69%	(9,524,946)	10.49%	(9,975,738)	104.73

Profit before income tax	34,356,110	7,685,243	27.62%	32,595,442	35.90%	1,760,668	5.40

Income tax expenses	(484,662)	(108,416)	0.39%	619,698	0.68%	(1,104,360)	(178.21)

Profit for the year	33,871,448	7,576,827	27.23%	33,215,140	36.58%	656,308	1.98

Revenue

Our total revenue increased by MYR33,590,247 (USD8,040,143), or 36.99%, to MYR124,388,391 (USD27,824,891) for the fiscal year ended December 31, 2024 from MYR90,798,144 (USD19,784,748) for the fiscal year ended December 31, 2023. The increase in our revenue was primarily due to increase in revenue from technology development, solutions and consultancy services, interest income from microfinancing activities.

Our different revenue sources for fiscal years 2024 and 2023 were as follows:

		For the fiscal years ended December 31
		2024		2023		Change
	Amount	Amount	%	Amount	%	Amount	%
	MYR	USD		MYR		MYR
Revenue by service types:
Revenue from business strategy consultancy	66,271,454	14,824,502	53.28%	67,252,153	74.07%	(980,699)	(1.46%
Revenue from technology development	51,018,808	11,412,582	41.02%	20,525,915	22.61%	30,492,893	148.56%
Interest income	5,430,828	1,214,842	4.36%	1,897,005	2.09%	3,533,823	186.28%
Others	1,667,301	372,965	1.34%	1,123,071	1.23%	544,230	48.46%
Total operating revenue	124,388,391	27,824,891	100.00%	90,798,144	100.00%	33,590,247	36.99%

Revenue from Business Strategy Consultancy Services

Revenue from business strategy consultancy services amounted to MYR66,271,454 (USD14,824,502) for the fiscal year ended December 31, 2024, representing a marginal decrease compared to MYR67,252,153 (USD14,654,120) recorded in the previous year, and reflecting overall consistency in performance year over year.

Revenue from Technology Development, Solutions, and Consultancy Services

Revenue from our technology development, solutions, and consultancy services increased significantly by MYR30,492,893 (USD6,940,023), or approximately 148.56%, from MYR20,525,915 (USD4,472,559) in the fiscal year ended December 31, 2023 to MYR51,018,808 (USD11,412,582) in the fiscal year ended December 31, 2024. This substantial growth was primarily driven by the expansion of the Group’s technological capabilities and the launch of new projects, including generative AI solutions and AI digital human technology.

Revenue from Interest Income

Revenue from interest income increased significantly by MYR3,533,823 (USD801,488), or approximately 186.28%, from MYR1,897,005 (USD413,354) for the fiscal year ended December 31, 2023, to MYR5,430,828 (USD1,214,842) for the fiscal year ended December 31, 2024. This substantial increase was primarily driven by the expansion of our customer loan base compared to the prior financial year.

Revenue from Other Services

Other revenues consist primarily of loan processing fees, management fees, and training fees. For the fiscal year ended December 31, 2024, other revenues amounted to MYR1,667,301 (USD372,965), representing an increase of 48.46% or MYR544,230 (USD128,250) compared to MYR1,123,071 (USD244,715) in the prior year. The increase was mainly attributable to higher loan processing fees generated from the Group’s microfinancing activities during fiscal year 2024.

Other Income

Our sources for other income for fiscal years 2024 and 2023 were as follows:

	For the fiscal years ended December 31
	2024			2023		Change
	Amount	Amount	%	Amount	%	Amount	%
	MYR	USD		MYR		MYR
Other income:
Interest income	18,507	4,140	1.71	7,323	0.97	11,184	152.72
Wage Subsidy				-	-	-	-
Gain on foreign currency	931,340	208,335	86.24	-	-	931,340	100.00
Other income – IPO Conference	-	-	-	502,949	66.86	(502,949)	(100.00)
Reimbursement income for expenses incurred	18,730	4,190	1.73	241,979	32.17	(223,249)	(92.26)
Others	111,430	24,926	10.32	-	-	111,430	100.00
Total	1,080,007	241,591	100.00	752,251	100.00	327,756	43.57

Other income was MYR1,080,007 (USD241,591) and MYR752,251 (USD163,914) in fiscal year ended December 31, 2024 and 2023 respectively.

Reimbursement income for expenses incurred in the year ended 2023 and 2024 relates to the monthly out-of-pocket expenses charged by Imej Jiwa Communications Sdn Bhd to their clients for the investor relation services.

Operating Costs

The following table sets forth the breakdown of our operating costs for the fiscal years ended December 31, 2024 and 2023:

	For the fiscal years ended December 31,
	2024			2023		Variances
	Amount	Amount	%	Amount	%	Amount	%
	MYR	USD		MYR		MYR
Consultant fee	9,810,454	2,194,536	10.77	11,075,069	18.79	(1,264,615)	(11.42)
IT expenses	10,767,202	2,408,554	11.82	1,098,800	1.84	9,668,402	879.91
Subscription fee	48,691	10,892	0.05	140,982	0.24	(92,291)	(65.46)
Referral fee	809,764	181,139	0.89	2,534,502	4.30	(1,724,738)	(68.05)
Other cost of services	684,292	153,072	0.75	534,664	0.91	149,628	27.99
Depreciation	1,064,216	238,058	1.17	742,945	1.26	321,271	43.24
Amortisation	929,796	207,989	1.02	-	-	929,796	100.00
Employee benefits expenses	30,449,669	6,811,397	33.42	24,770,668	42.02	5,679,001	22.93
Impairment allowance on trade receivables	4,109,508	919,270	4.51	1,571,162	2.67	2,538,346	161.56
Impairment allowance on loan receivables	238,056	53,252	0.26	272,225	0.30	(34,169)	(12.55)
Rental expenses	449,408	100,530	0.49	232,081	0.39	217,327	93.64
Legal and professional fees	11,660,849	2,608,458	12.80	6,364,322	10.80	5,296,527	83.22
Finance cost	589,699	131,912	0.65	92,587	0.16	497,112	536.91
Other operating expenses	19,500,684	4,362,179	21.40	9,524,946	16.16	9,975,738	104.73
Total operating costs	91,112,288	20,381,239	100.00	58,954,953	100.00	32,157,335	54.55

Our operating costs as a percentage to our total revenue in the fiscal year 2024 were consistent with fiscal year 2023 which were 73.25% and 64.93% respectively. The operating costs increased significantly by MYR32,157,335 (USD7,535,063), or approximately 54.55%, from MYR58,954,953 (USD12,846,176) in fiscal year 2023 to MYR91,112,288 (USD20,381,239) in fiscal year 2024. The increase was due to the following major reasons:

(1)

Consultant fees represent the Company’s expenditures incurred in the provision of IPO-related consultancy services to clients. These costs include the engagement of essential professionals such as legal counsel, auditors, financial consultants, and U.S. capital markets advisors. Consultant fees are directly attributable to the consultation services provided to clients and are recognized as expenses in the period in which the related services are rendered.

For the fiscal year ended December 31, 2024, consultant fees amounted to MYR9,810,454 (USD2,194,536), reflecting a marginal decrease of MYR1,264,615 (USD218,701) compared to MYR11,075,069 (USD2,413,237) in the fiscal year ended December 31, 2023. The Group engaged in a comparable number of IPO projects in both fiscal years; therefore, consultant fees remained relatively consistent across the periods. The slight decrease was due to the timing of project milestones and the completion of certain consultancy scopes in earlier phases.

(2)

IT expenses for the financial year ended 31 December 2024 amounted to MYR10,767,202 (USD2,408,554), representing an increase of MYR9,668,402 (USD2,169,128) or 880% compared to MYR1,098,800 (USD239,426) in the previous financial year.

The significant increase was primarily attributable to the Group’s strategic investment in the expansion of its technological capabilities, specifically in the areas of generative artificial intelligence (AI) solutions and AI digital human technology. These initiatives form part of the Group’s broader innovation roadmap aimed at enhancing its product offerings, operational efficiencies, and market competitiveness.

(3)	Subscription fees decreased by MYR92,291 (USD19,828), from MYR140,982 (USD30,720) in fiscal year 2023 to MYR48,691 (USD10,892) in fiscal year 2024, due to reduced subscriptions with a service provider that offers media monitoring, analytics, and insight solutions.

(4)

Referral fees amounted to MYR809,764 (USD181,139) in fiscal year 2024, compared to MYR2,534,502 (USD552,263) in fiscal year 2023.

The reduction in referral fees was primarily attributable to increased direct engagement with potential customers and the adoption of marketing tools to generate leads, which were then converted into customers.

(5)

Other costs of services increased by MYR149,628 (USD36,569), from MYR534,664 (USD116,503) in fiscal year 2023 to MYR684,292 (USD153,072) in fiscal year 2024.

The increase was primarily attributable to higher training expenses and increased staff-related costs associated with the operations of the Group’s education arm during the fiscal year 2024.

(6)

For the fiscal year 2024, depreciation was MYR1,064,216 (USD238,058), an increase of MYR321,271 (USD76,171) compared with MYR742,945 (USD161,887) in fiscal year 2023, primarily due to additional fixed assets acquired during the year, such as renovation for our newly leased offices and campus, computer software and office equipment.

(7)	Amortization expense totaled MYR929,796 (USD207,989) for the fiscal year ended December 31, 2024, primarily attributable to the commencement of utilisation of intangible assets within the Group’s operations

(8)	For the fiscal year 2024, the employee benefits expenses were MYR30,449,669 (USD6,811,397), a increase of MYR5,679,001 (USD1,413,914) compared with MYR24,770,668 (USD5,397,483) in fiscal year 2023. Such an increase was mainly attributable to the expansion of our business. The increase was mainly due to the disposal of one of our subsidiaries by the end of March 2024. (inclusive of Director fee cause increment)

(9)	Impairment allowance on trade receivables increased significantly MYR2,538,346 (USD576,918) or approximately 161.56%, from MYR1,571,162 (USD342,353) in fiscal year 2023 to MYR4,109,508 (USD919,270) in fiscal year 2024

(10)	Impairment allowance on loan receivables decreased by MYR34,169 (USD6,065) or approximately 12.55%, from MYR272,225 (USD59,317) in fiscal year 2023 to MYR238,056 (USD53,252) in fiscal year 2024.
(11)

Rental expenses increased by MYR217,327 (USD49,960) or approximately 93.64%, from MYR232,081 (USD50,570) in fiscal year 2023 to MYR449,408 (USD100,530) in fiscal year 2024 due to the additional new office in fiscal year 2024 to accommodate the increasing employees.

(12)	Legal and professional fees were MYR11,660,849 (USD2,608,458) in fiscal year 2024, representing a significant increase of MYR5,296,527 (USD1,221,684) compared to MYR6,364,322 (USD1,386,774) in fiscal year 2023. This increase was primarily driven by multiple fundraising activities conducted during fiscal year 2024.

(13)	Finance costs increased by MYR497,112 (USD111,737), from MYR92,587 (USD20,175) in fiscal year 2023 to MYR589,699 (USD131,912) in fiscal year 2024, primarily due to the senior secured convertible note transaction entered into during fiscal year 2024.

(14)

Other operating expenses primarily consist of marketing expenses, staff welfare, office expenses, travel expenses and secretarial fees. Other operating expenses increased by MYR9,975,738 (USD2,286,711), from MYR9,524,946 (USD2,075,468) in fiscal year 2023 to MYR19,500,684 (USD4,362,179) in fiscal year 2024. The increase was mainly attributable to: (i) Loss on derecognition of subsidiaries amounting to MYR1,786,102 (USD399,540), (ii) Higher marketing expenses of MYR3,457,554 (USD781,500) to expand customer reach and enhance brand awareness, and (iii) Increased staff welfare expenses of MYR2,151,948 (USD486,049), primarily due to the purchase of Directors’ and employees’ medical insurance, as well as company events, including overseas trips and other celebrations.

We expect our overall operating costs, including marketing expenses, salaries, and professional and business consulting expenses, to continue to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations.

Provision for Income Taxes

Our provision for income taxes was MYR182,847 (USD40,902) in fiscal year ended December 31, 2024, primarily due to the under provision of income tax of MYR619,698 (USD135,031) in fiscal year 2023. For the subsidiaries that are incorporated in Malaysia, they are governed by the income tax laws of Malaysia. The income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations, and practices. Under the Income Tax Act of Malaysia, enterprises incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate, while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis. The tax rate for small and medium sized companies (generally companies incorporated in Malaysia with paid-in capital of MYR2,500,000 or less, and gross income of not more than MYR50 million) is 15% for the first MYR150,000 (or approximately USD37,500) taxable income, continuously by 17% for the MYR150,001 (or approximately USD37,501) to MYR600,000 (or approximately USD150,000) taxable income for the fiscal years ended December 31, 2024 and 2023, with the remaining balance being taxed at the 24% rate.

Net Income

As a result of the foregoing, we reported net income of MYR33,871,448 (USD7,576,827) for the fiscal year ended December 31, 2024, representing an increase of MYR656,308 (USD339,310) from a net income of MYR33,215,140 (USD7,237,517) for the fiscal year ended December 31, 2023.

Operating segment

	Net Profit
	2023	2024
	MYR	MYR
Business Strategy Consultancy	21,908,118	20,357,302
Technology Development, Solutions and Consultancy	9,918,688	11,598,867
Interest income	1,036,516	2,472,194
Others	335,203	74,688
Total	33,198,525	34,503,051

(i)	Business strategy consultancy

Net profit from business strategy consultancy decreased by MYR1,550,816 (USD219,940) or 7.08% from MYR21,908,118 (USD4,773,739) in 2023 to MYR20,357,302 (USD4,553,799) in 2024 due to the following reasons:

a.	Revenue from business strategy consultancy services amounted to MYR66,271,454 (USD14,824,502) for the fiscal year ended December 31, 2024, representing a marginal decrease compared to MYR67,252,153 (USD14,654,120) recorded in the previous year, and reflecting overall consistency in performance year over year.

b.

Consultant fees were MYR9,810,454 (USD2,194,536) in fiscal year 2024, an decrease of MYR3,998,535 (USD814,417) as compared to MYR13,808,989 (USD3,008,953) in fiscal year 2023. The decrease in consultant fees is due to the completion of substantial works from the consultants of some of the on-going IPO projects in fiscal year 2023, leaving only a few remaining tasks to be completed in fiscal year 2024.

c.	Gross profit margin increased by 6% from 79% in 2023 to 85% in 2024.

d.

The operating expenses were increased by MYR4,568,651 (USD1,204,739), or approximately 14%. The increase is mainly due to (i) Director fees; (ii) legal and professional fees; and (iii) marketing expenses.

(ii)	Technology development, solutions and consultancy

Net profit from technology development, solutions and consultancy service increased by MYR1,680,179 (USD433,329) or 16.94% from MYR9,918,688 (USD2,161,264) in 2023 to MYR11,598,867 (USD2,594,593) in 2024 due to the following reasons:

a.

Revenue from our technology development, solutions, and consultancy services increased significantly by MYR30,492,893 (USD6,940,023), or approximately 148.56%, from MYR20,525,915 (USD4,472,559) in the fiscal year ended December 31, 2023 to MYR51,018,808 (USD11,412,582) in the fiscal year ended December 31, 2024. This substantial growth was primarily driven by the expansion of the Group’s technological capabilities and the launch of new projects, including generative AI solutions and AI digital human technology.

b.	The cost of services increased by MYR10,329,068 (USD2,318,061), or approximately 796.63% due to the projects were mostly completed by our internal IT team.

c.	Gross profit margin decreased by 17%, from 94% in 2023 to 77% in 2024.

d.

The operating expenses from technology development, solutions and consultancy service were increased by MYR18,483,646 (USD4,188,633), or approximately 199%. The increase is mainly due to (i) Director fees; (ii) legal and professional fees; and (iii) marketing expenses.

(iii)	Interest income

Net profit from interest income increased by MYR1,435,678 (USD327,159) or 138.51% from MYR1,036,516 (USD225,855) in 2023 to MYR2,472,194 (USD553,014) in 2024 due to the following reasons:

a.

Revenue from interest income increased significantly by MYR3,533,823 (USD801,488), or approximately 186.28%, from MYR1,897,005 (USD413,354) for the fiscal year ended December 31, 2023, to MYR5,430,828 (USD1,214,842) for the fiscal year ended December 31, 2024. This substantial increase was primarily driven by the expansion of our customer loan base compared to the prior financial

b.	The operating expenses were increased by MYR2,098,146 (USD474,329) mainly due to (i) Director fees and remunerations; (ii) legal and professional fees; and (iii) staff costs.

(iv)	Others

Net profit from others decreased by MYR260,515 (USD56,333) or 77.72% from MYR335,203 (USD73,040) in 2023 to MYR74,688 (USD16,707) in 2024 due to the following reasons:

a.

Other revenues consist primarily of loan processing fees, management fees, and training fees. For the fiscal year ended December 31, 2024, other revenues amounted to MYR1,667,301 (USD372,965), representing an increase of 48.46% or MYR544,230 (USD128,250) compared to MYR1,123,071 (USD244,715) in the prior year. The increase was mainly attributable to higher loan processing fees generated from the Group’s microfinancing activities during fiscal year 2024.

b.

Other costs of services increased by MYR405,852 (USD92,400), from MYR278,440 (USD60,670) in fiscal year 2023 to MYR684,292 (USD153,072) in fiscal year 2024.

The increase was primarily attributable to higher training expenses and increased staff-related costs associated with the operations of the Group's education arm during the fiscal year 2024.

c.	Gross profit margin significantly decreased by 16% from 75% in 2023 to 59% in 2024.

d.	The operating expenses were increased by MYR398,892 (USD92,182), or approximately 78% mainly due to (i) Director fees, (ii) legal and professional fees; and (iii) staff costs.

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

Revenue

Our total revenue increased by MYR55,228,262 (USD11,705,274), or 155.27%, to MYR90,798,144 (USD19,784,748) for the fiscal year ended December 31, 2023 from MYR35,569,882 (USD8,079,474) for the fiscal year ended December 31, 2022. The increase in our revenue was primarily due to increase in the revenue from business strategy consultancy services and technology development, solutions and consultancy services.

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

Revenue from Business Strategy Consultancy Services

Our revenue from business strategy consultancy services increased significantly by MYR49,570,696 (USD10,637,889), or approximately 280.35%, from MYR17,681,457 (USD4,016,231) in the fiscal year ended December 31, 2022 to MYR67,252,153 (USD14,654,120) in the fiscal year ended December 31, 2023. The significant increase was due to the completion or near completion of multiple IPO projects by the end of December 31, 2023.

Revenue from Technology Development, Solutions, and Consultancy Services

Our technology development, solutions and consultancy service revenue increase by approximately 17.26% from MYR17,505,200 (USD3,976,196) for the fiscal year ended December 31, 2022 to MYR20,525,915 (USD4,472,559) for the fiscal year ended December 31, 2023. The increase was due to the completion of two major projects which are fintech solutions and e-commerce platforms.

Revenue from Interest Income

During the fiscal year ended December 31, 2023, we have recognized a total of MYR1,897,005 (USD413,354) interest income from our microfinancing activities. This is our new source of income in 2023.

Revenue from Other Services

Other revenues consist of loan processing fees, management fees, training fees and marketing consultancy fees. In the fiscal year ended December 31, 2023 and 2022, other revenues was MYR1,123,071 (USD244,715) and MYR383,225 (USD87,047) respectively. It has increased by 193.06% or MYR739,846 (USD157,668) due to the newly introduced loan processing fees from our microfinancing activities in 2023, increased in our marketing consultancy projects and training activities.

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

Other income was MYR752,251 (USD163,914) and MYR1,732,343 (USD393,491) in fiscal year ended December 31, 2023 and 2022 respectively.

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

Our operating costs as a percentage to our total revenue in the fiscal year 2023 was consistent with fiscal year 2022 which were 64.93% and 66.29% respectively. The operating costs increased significantly by MYR35,376,723 (USD7,490,529), or approximately 150.04%, from MYR23,578,230 (USD5,355,647) in fiscal year 2022 to MYR58,954,953 (USD12,846,176) in fiscal year 2023. The increase was due to the following major reasons:

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

(4)	Subscription fee increased by MYR126,857 (USD27,512) from MYR14,125 (USD3,208) in fiscal year 2022 to MYR 140,982 (USD30,720) in fiscal year 2023 due to an additional subscription to a service provider which provides media monitoring, analytics and insight solutions.

(5)	Referral fee was MYR2,534,502 (USD552,263) for the fiscal year 2023 and Nil for the fiscal year 2022. Referral fees were paid for the introduction of new projects for the consulting services.

(6)	Other cost of services increased by MYR502,066 (USD109,099) from MYR32,598 (USD7,404) in fiscal year 2022 to MYR534,664 (USD116,503) in fiscal year 2023 major due to fees paid to the sub-contractors and also accreditation fees.

(7)	For the fiscal year 2023, depreciation was MYR742,946 (USD161,887), an increase of MYR275,330 (USD55,671) compared with MYR467,616 (USD106,216) in fiscal year 2022, primarily due to additional fixed assets acquired during the year, such as renovation for our newly leased offices and campus, computer software and office equipment.

(8)	Directors’ fee increased from MYR193,000 (USD43,839) in fiscal year 2022 to MYR5,919,444 (USD1,289,836) in fiscal year 2023, with an increase of MYR5,726,444 (USD1,245,997) or approximately 2,967.07% due to the increased in the number of Directors employed and also an increase in their responsibilities and duties toward the group after the IPO exercise in 2023.

(9)	Impairment allowance on trade receivables increased significantly by MYR686,771 (USD146,480) or approximately 200.56%, from MYR342,427 (USD77,780) in fiscal year 2022 to MYR1,029,198 (USD224,260) in fiscal year 2023.

(10)	Rental expenses in fiscal year 2023 were consistent with fiscal year 2022 which were MYR232,081 (USD50,570) and MYR257,243 (USD58,431) respectively.

(11)	Legal and professional fees were MYR6,364,322 (USD1,386,774) in fiscal year 2023, a significant increase of MYR6,183,094 (USD1,345,609) as compared with MYR181,228 (USD41,165) in fiscal year 2022, primarily due to the significant increase in regulatory compliance requirements. We are required to comply with the Securities Exchange Act of 1934, Sarbanes-Oxley Act and the Dodd-Frank Act, as well as rules and regulations implemented by the Securities and Exchange Commission and Nasdaq after our IPO exercise in 2023.

(12)	Finance cost increased by MYR41,483 (USD8,567) from MYR51,104 (USD11,608) in fiscal year 2022 to MYR92,587 (USD20,175) in fiscal year 2023, primarily due to increase in lease liabilities during the financial year.

(13)	Other operating expenses mainly consist of marketing expenses, event fees, office expenses, travelling expenses, secretarial fees and foreign exchange adjustments. Other operating expenses increased by MYR6,304,663 (USD1,336,473) from MYR4,034,471 (USD916,405) in fiscal year 2022 to MYR10,339,134 (USD2,252,878) in fiscal year 2023, mainly due to (i) increased in marketing expenses by MYR1,203,327 (USD258,846) to reach out to more customers and create brand awareness, (ii) increased in event fees of MYR1,118,765 (USD243,623) due to the organisation of an IPO conference in October 2023 (iii) increased in office expenses by MYR1,228,611 (USD264,698) as bigger office and more employees required higher maintenance, and cleaning, (iv) increased in travelling expenses by MYR903,749 (USD192,078) as management team travels to meet up with overseas clients.

We expect our overall operating costs, including marketing expenses, salaries, and professional and business consulting expenses, to continue to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations.

Provision for Income Taxes

Our provision for income taxes was MYR619,698 (USD135,031) in fiscal year ended December 31, 2023, primarily due to the underprovision of income tax of MYR619,698 (USD135,031) in fiscal year 2022. For the subsidiaries that are incorporated in Malaysia, they are governed by the income tax laws of Malaysia. The income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations, and practices. Under the Income Tax Act of Malaysia, enterprises incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate, while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis. The tax rate for small and medium sized companies (generally companies incorporated in Malaysia with paid-in capital of MYR2,500,000 or less, and gross income of not more than MYR50 million) is 17% for the first MYR600,000 (or approximately USD150,000) taxable income for the fiscal years ended December 31, 2023 and 2022, with the remaining balance being taxed at the 24% rate.

Net Income

As a result of the foregoing, we reported net income of MYR33,215,140 (USD7,337,517) for the fiscal year ended December 31, 2023, representing a significant increase of MYR12,900,164 (USD2,723,099) from a net income of MYR20,314,976 (USD4,614,418) for the fiscal year ended December 31, 2022.

Operating segment

	Net Profit
	2022	2023
	MYR	MYR
Business Strategy Consultancy	4,695,816	21,908,118
Technology Development, Solutions and Consultancy	8,450,724	9,918,688
Interest income	-	1,036,516
Others	744,482	335,203
Total	13,891,022	33,198,525

(iv)	Business strategy consultancy

Net profit from business strategy consultancy increased by MYR17,212,302 (USD3,707,114) or 97% from MYR4,695,816 (USD1,066,625) in 2022 to MYR21,908,118 (USD4,773,739) in 2023 due to the following reasons:

b.	The revenue increased significantly by MYR49,570,696 (USD10,637,889), or approximately 280.35% in year 2023 compared to 2022 due to the completion or near completion of multiple IPO projects by the end of December 31, 2023.

b.	The cost of services increased by MYR7,852,965 (USD1,656,080), or approximately 131.85%. The increase is in line with the progression of our IPO projetcs by the end of December 31, 2023.

c.	Gross profit margin increased by 13% from 66% in 2022 to 79% in 2023.

d.	The operating expenses were increased by MYR24,351,736 (USD5,239,785), or approximately 339%. The increase is mainly due to (i) Director fees; (ii) legal and professional fees; (iii) marketing expenses; and (iv) staff salaries.

(v)	Technology development, solutions and consultancy

Net profit from technology development, solutions and consultancy service increased by MYR1,467,964 (USD241,735) or 8% from MYR8,450,724 (USD1,919,529) in 2022 to MYR9,918,688 (USD2,161,264) in 2023 due to the following reasons:

a.	The revenue increased by MYR3,020,715 (USD496,364), or approximately 17.26% in year 2023 compared to year 2022 due to the completion of two major projects which are fintech solutions and e-commerce platforms.

b.	The cost of services decreased by MYR370,679 (USD96,185), or approximately 22.23% due to the projects were mostly completed by our internal IT team.

c.	Gross profit margin increased by 4%, from 90% in 2022 to 94% in 2023.

d.	The operating expenses from technology development, solutions and consultancy service were increased by MYR1,887,029 (USD342,545), or approximately 25%. The increase is mainly due to (i) Director fees; (ii) legal and professional fees; and (iii) marketing expenses.

(vi)	Interest income

Net profit from interest income was MYR1,036,516 (USD225,855) in 2023 due to the following reasons:

a.	Revenue amounted to MYR1,897,005 (USD413,354) in 2023. This was our new source of income from our microfinancing activities in 2023.

b.	The operating expenses were MYR1,036,516 (USD225,855) mainly due to (i) Director fees and remunerations; (ii) legal and professional fees; and (iii) staff costs.

(iv)	Others

Net profit from others decreased by MYR409,280 (USD96,065) or 8% from MYR744,483 (USD169,104) in 2022 to MYR336,202 (USD73,040) in 2023 due to the following reasons:

a.	The revenue increased by MYR739,846 (USD157,668), or approximately 193.06% in year 2023 compared to year 2022 due to additional marketing consultancy projects and training activities.

b.	The cost of services increased significantly by MYR245,842 (USD53,267), or approximately 754.16% due to the additional media monitoring subscription fees.

c.	Gross profit margin significantly decreased by 16% from 91% in 2022 to 75% in 2023.

d.	The operating expenses were decreased by MYR638,916 (USD149,386), or approximately 56% mainly due to (i) lesser recognised impairment of trade receivable as lesser long outstanding collection in 2023; and (ii) lesser loss of disposal of investment recognised in 2023.

B. Liquidity and Capital Resources

Cash Flows for the Fiscal Year Ended December 31, 2024 Compared to the Fiscal Year Ended December 31, 2023

The following table sets forth a summary of our cash flow for the year ended 31 December 2024 and 2023

	For the fiscal year ended December 31,
	2024		2023
Summary Consolidated Cash Flow Data	MYR	USD	MYR
Net cash generated from operating activities	99,598,304	22,279,507	5,283,329
Net cash used in investing activities	(217,459,835)	(48,644,380)	(18,243,659)
Net cash generated from financing activities	154,356,691	34,528,608	13,601,614
Net increase in cash and cash equivalents	31,576,979	7,063,569	641,284
Cash and cash equivalents at the beginning of year	4,637,279	1,037,330	3,995,995
Cash and cash equivalents at the end of year	36,214,258	8,100,899	4,637,279

Net cash generated used in operating activities in 2024 was RM99.6 million (USD22.3 million), which consists of our profit before tax of RM34.4 million (USD7.7 million) as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash primarily included professional fees paid by shares amounting to RM13million (USD 2.9 million), provision of allowance for expected credit losses at RM 4.1 million (USD919 thousand) and RM8.5million (USD 1.9million) of share-based compensation awards paid to our directors and senior managements. The principal items accounting for the changes in operating assets and liabilities were (i) RM53.6million (USD12million) of increase in trade and other receivables and (ii) RM20 million (USD4.7million) of increase in trade and other payables.

Investing activities

Net cash used in investing activities in 2024 was RM217.5 million (USD48.7 million), which was attributable to our investment in Sagtec Global Limited, Reveillon Group Limited and Marvis Inc. Additionally, we have also acquired a total of RM10.2 million (USD2.3million) in intangible assets.

Financing activities

Net cash generated from financing activities in 2024 was RM154.36 million (USD34.53 million), which was repayment due to advances to related parties at RM1.3 million (USD0.3 million), repayment of finance lease liabilities at RM718k (USD161k), repayment of borrowings at RM107k (USD24k), and proceeds from issuance of shares at RM156.53 million (USD35.01 million).

Our principal sources of liquidity to finance our operating and investing activities have been net cash provided by financing activities. As of December 31, 2024, we had RM 36.2 million (USD 8.1 million) in cash and cash equivalents, out of which RM28.19 million (USD6.30 million) was held in Ringgit Malaysia and the rest was held in other currencies. Our cash and cash equivalents primarily consist of cash on hand, general bank balances and cash in share trading accounts.

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

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2024, 2023, and 2022.

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

Fair value measurement of unquoted shares

In determining the fair value of the unquoted shares, the Company relies on the net asset values of the investee companies or independent valuation report.

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

Provision for allowance for ECL for trade receivables, other receivables and loan receivables

The Company uses a provision matrix to calculate ECLs for trade receivables, other receivables and loan receivables. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns.

The provision matrix is initially based on the Company’s historical observed default rates. The Company will calibrate the matrix to adjust historical credit loss experience with forward- looking information. At every reporting date, historical default rates are updated and changes in the forward-looking estimates are analysed.

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Company’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future.

Fair value of warrant liabilities

The Company accounts the warrants as financial liabilities in accordance with IFRS 9 Financial Instruments and IFRS 13 Fair Value Measurement, where the terms of the instruments do not meet the criteria for classification as equity under IAS 32 Financial Instruments: Presentation. The warrants are not considered equity instruments because they are cash-settled and include features such as anti-dilution provisions, which prevent them from being considered as “fixed-for-fixed” equity instruments.

These warrant liabilities are initially measured at fair value on the date of issuance. After initial recognition, the warrant liabilities are remeasured at fair value at each reporting period, with changes in fair value recognized through profit or loss in accordance with IFRS 9 Financial Instruments.

Trade and Other Receivables

A receivable is recognized when the group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognized before the group has an unconditional right to receive consideration, the amount is presented as a contract asset. Trade receivables that do not contain a significant financing component are initially measured at their transaction price. Trade receivables that contain a significant financing component and other receivables are initially measured at fair value plus transaction costs. All receivables are subsequently stated at amortised cost, using the effective interest method and including an allowance for credit losses. As of December 31, 2024 and 2023, the allowance for doubtful debts are MYR2,097,071 and MYR2,518,122, respectively.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Victor Hoo Voon Him	44	Chairman and Chief Executive Officer
Vivian Yong Hui Wun	35	Chief Operating Officer
Enyoo Hoeng Wei	34	Deputy Chief Operating Officer
Ang Zhi Feng	39	Chief Financial Officer
Audrey Liu Ser Wei	33	Chief of Corporate Affairs
Henry Chai Ching Loong	37	Chief Technology Officer
Alex Chua Siong Kiat(1)(3)	54	Director, Chair of Compensation Committee
Steve Ng Mun Huat(2)(3)	48	Director, Chair of Audit Committee
Victor Lee Kam Wing	56	Executive Director
Zoe Yong Goon Wey(1)(2)	37	Director, Chair of Nominating and Corporate Governance Committee
Karen Liew	39	Executive Director
Vincent Hong Khay Kuan	44	Executive Director
Vincy Liew Yu Ying	33	Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating & Corporate Governance Committee

The following is a brief biography of each of our executive officers and directors:

Victor Hoo Voon Him is our Chairman of the Board and Chief Executive Officer. Mr. Hoo is a seasoned corporate consultant board member and senior management of several private and public listed companies. He has accumulated 15 years of experience across Asia, Australia, Europe, UK and the US in diversified industries which encompasses IT, real estate, telecom, aerospace, security, defense, mining, HCM, fintech, blockchain, entertainment, hospitality and education. Under his belt, VCI Global currently manages a portfolio of more than forty (40) publicly listed clients in Malaysia. From 2013 to 2018, Mr. Hoo was the Chief Financial Officer, Chief Investor Relations Officer and Board member of V Capital Consulting Limited. Mr. Hoo graduated with a Bachelor of Arts from the University of Queensland in International Relations and Japanese, a Postgraduate in Law from the University of London, and obtained an Oxford Blockchain Programme Certificate from Said Business School, Oxford University.

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

Alex Chua Siong Kiat is a Director. Mr. Chua is an experienced corporate finance executive and consultant with substantial international broad-based financial and management experience of over 25 years, with a focus in real estate investment and development, building construction and materials, healthcare and medical assurance sectors. From 2017 to present, Mr. Chua has been the Founder and Director of Lighthouse Business Consulting Pte Ltd, a boutique business consulting firm. Mr. Chua is also currently serving as a Non-Executive Independent Director of New Silkroutes Group Limited, a company listed on the Mainboard of SGX, and Heatec Jietong Holdings Limited, a company listed on the Catalist of SGX. Prior to that in 2019 to 2020, Mr. Chua served as Non-Executive Independent Directors of three other SGX listed companies. From 2015 to 2020, Mr. Chua served as a Board Member, Honorary Treasurer and alternate as Audit and Compliance Sub Committee’s Chairman of National Arthritis Foundation (NAF), Singapore. Mr. Chua also served as the Executive Director and Head of Non-Property Division of Pacific Star Development Limited, a company listed on the Catalist of SGX, from 2016 to 2017. From 2013 to 2015, Mr. Chua was an Executive Director and Chief Financial Officer of a now-delisted, Libra Group Limited. During the period from early 2002 to mid-2013, Mr. Chua advanced his career as an M&A planning advisor and Finance Director/Financial Controller over the years with market leading multinational companies of different industries, including International SOS Pte Ltd, Cemex Corporation, British Sugar Group Limited, Capitaland Limited, Vestas Wind System A/S, based in Beijing, Ho Chi Minh City and Singapore. From 1998 to 2001, Mr. Chua had been based in London, England as a UK Financial Controller with Parkway Holdings Limited (now part of IHH Healthcare Berhad, a company dual-listed on SGX and Bursa), which he was promoted from prior to his role as Group Internal Auditor. Mr. Chua started his career in October 1993 as an Audit Assistant with a local medium sized accounting and business advisory firm. Mr. Chua earned a Diploma of the Imperial College in Management and a Master of Business Administration from Imperial College London Business School. Mr. Chua is currently a Fellow of Chartered Certified Accountant (FCCA, UK), Certified Internal Auditor (CIA, USA), Chartered Accountant of Singapore (CA Singapore), Chartered Valuer and Appraiser (CVA) and a member of the Singapore Institute of Director (SID).

Steve Ng Mun Huat is a Director. Mr. Ng started his career with UCMS Australia (part of Aegis Group) in Melbourne as a customer service consultant in 2003. He subsequently took up a corporate finance position in Southern Investment Bank Malaysia from 2004 to 2006 where he assisted a wide range of institutions in their Initial Public Offering (IPO) and structured numerous mergers & acquisitions (M&A transactions. From 2006 to 2008 Mr. Ng became a senior investment analyst in Commerce Asset Ventures (now merged with CIMB Private Equity). In that role, Mr. Ng focuses on venture capital where he discovers the high growth potential of emerging businesses and provides them with funding and managerial expertise. Mr. Ng oversaw and groomed businesses involved in oil & gas, retail and also information technologies. From 2009, Mr. Ng decided to begin his entrepreneurial journey by starting a fashion retail brand which he subsequently sold in 2017. From 2017 until present Mr. Ng, founded a human resource company specializing in the hiring of foreign manpower for the local industries. His company has to date successfully placed over 7000 foreign workers in local companies. Steve Ng graduated with a Bachelor of Commerce from Curtin University, Australia majoring in Economics & Finance. He obtained his Masters in Applied Finance from Monash University Australia in 2002.

Victor Lee Kam Wing is an Executive Director. Mr. Lee is an experienced leader in the private equity field, with an impressive 28-year career in deal origination, structuring, and strategic development across diverse alternative asset classes, with expertise in private equity, growth capital, leveraged buyouts, distressed investments, and venture capital, as well as additional exposure to private credit and cryptocurrency. His upcoming firm, Novacle Ventures Ltd, specializes in distressed and special situations opportunities on a global scale. Throughout his 19-year tenure at Franklin Templeton in the United States, Mr. Lee held senior roles within private equity and alternative strategies, including acting as the Managing Director, where he spearheaded new initiatives in alternative investments. He also served as a Partner at Templeton Private Equity Partners and as Co-Head of North Asia for Private Equity, building an extensive network and resources across North Asia, Turkey, and Central Asia. Prior to Franklin Templeton, he worked at Mizuho Securities Asia Limited, focusing on North Asia private equity deals, and held roles at CLSA Private Equity Limited and UBS Capital, where he facilitated private equity and leveraged buyouts in Asia. Mr. Lee currently serves as the Vice Chairman of the Global Investment Fund, the investment platform of the World Trade United Foundation, a United Nations Consultative NGO. He holds a Bachelor’s degree in Business Administration with a concentration in Professional Accountancy from the Chinese University of Hong Kong and is a Fellow of the Association of Chartered and Certified Accountants (ACCA) in the UK.

Zoe Yong Goon Wey is a Director. Ms. Yong is a seasoned finance and investment professional with over 15 years of experience in asset management, private equity, and insurance. She brings strong leadership, cross-functional expertise, and a strategic mindset to our board, with a proven track record in financial operations, stakeholder management, compliance, and risk governance across multiple markets. Currently, she is the Head of Asset Controlling at a multinational corporation offering a range of insurance solutions. She oversees asset administration and custodian operations for high-net-worth portfolios. She also leads private equity investment processes, drives governance and compliance efforts, and liaises with stakeholders on valuation, legal, and reporting matters. Her previous roles include managerial positions at an asset management company and a global investment house, where she led fund operations, entity setup, tax compliance, and process improvements across Singapore, Mauritius, and the Cayman Islands. With significant experience in the professional services sector, she has served as an Audit Manager at KPMG Services Singapore and previously held a supervisory role at Ernst & Young Malaysia. Ms. Yong is a Fellow Chartered Accountant (ACCA) and a member of the ISCA. She holds a BSc (Hons) in Applied Accounting from Oxford Brookes University.

Vincent Hong Khay Kuan is an Executive Director. Mr. Hong and has more than 17 years of experience in the fields of telecommunication, fintech, corporate advisory and F&B industries. He started his career in a telecommunication company which serves multiple MNCs and government agencies. Mr. Hong has co-founded a boutique advisory firm and is currently working on advisory jobs for numerous clients from both local and overseas. He had advised on business structures, takeover and mergers and is actively seeking to expand the foothold of the firm by teaming up with firms from overseas to broaden up the offering of services to existing and new clients. Mr. Hong graduated with Higher Diploma Bachelor of Marketing from the University of Curtin, Australia.

Karen Liew Soo Hua is an Executive Director. Since the inception of the Company, Ms. Liew has been holding the position as a Director overseeing the overall company’s business operations, general administrative and human resources matters, liaising with stakeholders in order to drive strategic company growth and is responsible for the overall performance of the business. Besides that, Ms. Liew also manages the development, implementation and execution of strategic marketing plans for the company. Ms. Liew has a diploma in Art and Design.

Vincy Liew Yu Ying is a Director. Ms. Liew is a seasoned executive with extensive experience in leadership roles across various sectors. Most recently, she co-founded and served as the Director of a health products company from 2022 to 2023, where she successfully led the business to achieve a remarkable annual turnover of USUSD20 million. Prior to this, she held the position of Manager at Allianz Malaysia Berhad from 2014 to 2017. In this role, she spearheaded initiatives that drove team improvement and growth, ensuring the company’s sustained success. From 2013 to 2014, she served as Performance Manager at Hong Leong Assurance Berhad, where she was instrumental in developing and executing strategies to enhance team performance, efficiency, and overall growth. Earlier in her career, she held key leadership positions as Head of Credit Card Departments at Standard Chartered Bank Malaysia Berhad and United Overseas Bank (Malaysia) Bhd from 2011 to 2013. In these roles, she was responsible for overseeing operations, developing marketing strategies, and implementing risk management protocols, demonstrating her adeptness in managing complex financial services environments.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix

Country of Principal Executive Offices:	Malaysia
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	8

			Non-	Did Not Disclose
	Female	Male	Binary	Gender
Part I: Gender Identity
Directors	3	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

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

Director Independence

Our Board is composed of a majority of “independent directors” as defined under the rules of Nasdaq. We use the definition of “independence” applied by Nasdaq to make this determination. Nasdaq Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the company or any other individual having a relationship which, in the opinion of the Company’s Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Nasdaq listing rules provide that a director cannot be considered independent if:

●	the director is, or at any time during the past three (3) years was, an employee of the company;

●	the director or a family member of the director accepted any compensation from the company in excess of USD120,000 during any period of twelve (12) consecutive months within the three (3) years preceding the independence determination (subject to certain exemptions, including, among other things, compensation for board or board committee service);

●	the director or a family member of the director is a partner in, controlling shareholder of, or an executive officer of an entity to which the company made, or from which the company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or USD200,000, whichever is greater (subject to certain exemptions);

●	the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three (3) years, any of the executive officers of the company served on the compensation committee of such other entity; or

●	the director or a family member of the director is a current partner of the company’s outside auditor, or at any time during the past three (3) years was a partner or employee of the company’s outside auditor, and who worked on the company’s audit.

Under such definitions, our Board has undertaken a review of the independence of each director. Based on information provided by each director concerning his background, employment and affiliations, our Board has determined that a majority of our directors (Alex Chua Siong Kiat, Steve Ng Mun Huat, Zoe Yong Goon Wey and Vincy Liew Yu Ying) are independent directors of the Company.

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

Audit Committee

Our audit committee consist of Steve Ng Mun Huat, Alex Chua Siong Kiat and Zoe Yong Goon Wey. Steve Ng Mun Huat is the Chairman of the audit committee. In addition, our Board has determined that Steve Ng Mun Huat is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended, or the Securities Act. The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

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

Compensation Committee

Our compensation committee consist of Alex Chua Siong Kiat, Steve Ng Mun Huat and Zoe Yong Goon Wey each of whom is an independent director. Each member of our compensation committee is also a non-employee director, as defined under Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Code. Alex Chua Siong Kiat is the chairman of the compensation committee. The compensation committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consist of Zoe Yong Goon Wey, Alex Chua Siong Kiat and Steve Ng Mun Huat. Zoe Yong Goon Wey is the Chairman of the nominating and corporate governance committee. The nominating and corporate governance committee’s duties, which are specified in our Nominating and Corporate Governance Audit Committee Charter, include, but are not limited to:

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 3,574,347 Ordinary Shares outstanding as of the date of this annual report.

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

			Ordinary Shares Beneficially Owned
	Number		%
Directors and Executive Officers(1):
Victor Hoo Voon Him	664,730	(2)	18.597
Vivian Yong Hui Wun	5,008		*
Enyoo Hoeng Wei	4,789		*
Ang Zhi Feng	4,245		*
Audrey Liu Ser Wei	4,943		*
Henry Chai Ching Loong	2,830		*
Alex Chua Siong Kiat	5,508		—
Steve Ng Mun Huat	—		—
Karen Liew Soo Hua	80,412		2.250
Vincent Hong Khay Kuan	12,376		*
Victor Lee Kam Wing	16,990		—
Zoe Yong Goon Wey	—		—
Vincy Liew Yu Ying	—		—

All directors and executive officers as a group (13 individuals):	801,831		22.432

5% Shareholders:
Victor Hoo Voon Him	560,138		15.671
VCI Equity Fund Limited (3)	104,592		2.926

*	Less than 1%.
(1)	Unless otherwise indicated, the principal address of the named directors and directors and 5% stockholders of the Company is BO3-C-8 & 10, Menara 3A, KL Eco City, No. 3 Jalan Bangsar, 59200 Kuala Lumpur.
(2)	Includes 104,592 owned by VCI Equity Fund (L) Limited (previously known as V Invesco Fund (L) Limited), a company owned and controlled by Victor Hoo Voon Him.
(3)	Previously known as V Invesco Fund (L) Limited, owned and controlled by Victor Hoo Voon Him, our Chairman and Chief Executive Officer.

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

●	Victor Hoo our Chairman, and Karen Liew, our Executive Director, are spouses.

●	In fiscal year 2024, there is no related party transaction.

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

Dividend Policy

On June 6, 2023, we declared a first single tier interim dividend of USD0.01 per Ordinary Share. The dividend was paid out on July 31, 2023, to shareholders of record on July 3, 2023 in the amount of USD103,809.35. We announced a change in our dividend policy on 6 June 2023. Going forward, dividend will be paid to shareholders on a regular basis at the end of each financial year, irrespective of any interim dividends, which may be declared intermittently. The payment of dividends will be made at the sole discretion of the Board of Directors of the Company. Under BVI law, the directors of the company can approve a distribution at any time and of such amount as they think fit, provided that the resolution of directors authorizing the distribution must include a Solvency Statement that, in the opinion of the directors, the company will, immediately after the distribution, satisfy the solvency test set out in the BVI Business Companies Act, 2004, being that:

i.	the value of the company’s assets exceeds its liabilities; and

ii.	the company is able to pay its debts as they fall due.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

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

The currency exposure of financial assets and financial liabilities denominated in currencies other than the Group’s functional currencies are as follows:

	Assets		Liabilities
	2023	2024	2023	2024
	RM	RM	RM	RM
Singapore Dollar	15,101	-	-	-
United States Dollar	7,123,179	44,849,121	1,416,836	869,929

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

	2023	2024
	RM	RM
Singapore Dollar	755	-
United States Dollar	285,317	2,277,676

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

If interest rates on loans had been 50 basis points higher/lower and all other variables were held constant, the Group’s profit for the year would decrease/increase by approximately RM4,947 (2023: RM10,820, 2022: RM5,983).

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

	Weighted average effective interest rate	On demand or within 1 year	Within 2 to 5 years	Total
	%	RM	RM	RM

2024
Non-interest bearing	-	21,914,992	-	21,914,992
Fixed interest rate	3.5-5%	717,300	167,879	885,179
Variable interest rate	BLR+2.6%	98,059	117,300	215,359
Total		22,730,351	285,179	23,015,530

2023
Non-interest bearing	-	20,684,288	-	20,684,288
Fixed interest rate	3.5-5%	680,916	878,224	1,559,140
Variable interest rate	BLR+2.6%	43,668	81,282	124,950
Total		21,408,872	959,506	22,368,378

2022
Non-interest bearing	-	13,994,964	-	13,994,964
Fixed interest rate	3.5-4.31%	1,114,999	744,331	1,859,330
Variable interest rate	BLR+2.6%	16,543	-	16,543
Total		15,126,506	744,331	15,870,837

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

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer, Victor Hoo and our Chief Financial Officer, Ang Zhi Feng, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this annual report. Based on such evaluation, our management has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective to provide reasonable assurance that material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and regulations. This determination was primarily due to the identification of the material weaknesses identified in our internal control over financial reporting discussed below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, it used the criteria established in the updated framework in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992 and updated in May 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this evaluation, management concluded that the Company’s internal control over financial reporting is not effective as of December 31, 2024, due to material weaknesses in our internal control over financial reporting, as further described below.

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

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Steve Ng Mun Huat is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended, or the Securities Act. Mr. Steve Ng Mun Huat satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

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

	For the Years Ended December 31,
	2024		2023
Audit fees(1)	USD	200,000	USD	250,000
Total	USD	200,000	USD	250,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements of the interim financial statements in connection with our initial public offering in 2023.

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

Nasdaq Listing Rule 5620 provides that (with certain exceptions not relevant to the conclusions expressed herein) each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end. As a foreign private issuer, however, we are permitted to, and we have elected to follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the British Virgin Islands, does not require an annual meeting of shareholders to be held.

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

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide consolidated financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of VCI Group, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Memorandum and Articles of Association of the Registrant, incorporated by reference to Exhibit 3.1 to the F-1, as filed with the SEC on November 1, 2022
10.1	Form of Series A Warrant for the Purchase of Ordinary Shares (incorporated by reference to Exhibit 4.1 to the Registrant’s 6-K, filed on January 19, 2024)
10.2	Form of Series B Warrant for the Purchase of Ordinary Shares (incorporated by reference to Exhibit 4.2 to the Registrant’s 6-K, filed on January 19, 2024)
10.2	Form of Placement Agent Warrant for the Purchase of Ordinary Shares incorporated by reference to Exhibit 4.4 to the Registrant’s Registration Statement (No. 333-275239), filed on January 8, 2024)
10.4	Warrant Issued to Exchange Listing, LLC (incorporated by reference to Exhibit 4.2 of the Company’s Registration on Form F-1 filed on March 16, 2023).
10.5	Employment Agreement, dated January 1, 2022 between Victor Hoo and the V Capital Kronos Berhad – incorporated by reference to Exhibit 10.1 to the F-1, as filed with the SEC on November 1, 2022
10.6	Employment Agreement, dated January 1, 2022 between Karen Liew and V Capital Kronos Berhad – incorporated by reference to Exhibit 10.2 to the F-1, as filed with the SEC on November 1, 2022
10.7	Employment Agreement, dated January 1, 2022 between Vincent Hong and V Capital Kronos Berhad – incorporated by reference to Exhibit 10.3 to the F-1, as filed with the SEC on November 1, 2022
10.8	Employment Agreement, dated January 1, 2022 between Ang Zhi Feng and V Capital Kronos Berhad – incorporated by reference to Exhibit 10.6 to the F-1, as filed with the SEC on November 1, 2022
10.9	Employment Agreement, dated January 1, 2022 between Vivian Yong Hui Wun and V Capital Kronos Berhad – incorporated by reference to Exhibit 10.7 to the F-1, as filed with the SEC on November 1, 2022
10.10	Collaboration Agreement dated as of July 19, 2023, by and between the Registrant and Treasure Global Inc (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on July 21, 2023)
10.11	Software Development Agreement dated as of July 20, 2023, by and between the Registrant and Gem Reward Sdn Bhd (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on July 21, 2023)
10.12	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s 6-K, filed on January 19, 2024)

10.13	Heads of Agreement Entered by and between V CAPITAL REAL ESTATE SDN BHD and HAAD SAI NGEN CO. LTD (incorporated by reference to Exhibit 10.1 to the Registrant’s 6-K, filed on January 26, 2024)
10.14	Asset Purchase Agreement Entered by and between VCI Global Limited and Cogia GmbH (incorporated by reference to Exhibit 10.1 to the Registrant’s 6-K, filed on April 5, 2024)
10.15	Form of the Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 to the Registrant’s 6-K, filed on July 17, 2024)
10.16	Partnership Agreement, dated July 24, 2024 between the Registrant and TalkingData Group Holdings Limited (incorporated by reference to Exhibit 99.4 to the Registrant’s 6-K, filed on July 29, 2024)
10.17	Form of Purchase Warrant Agreement (incorporated by reference to Exhibit 4.1 to the Registrant’s 6-K, filed on August 6, 2024)
10.18	Form of Purchase Agreement between VCI Global Limited and Alumni Capital LP (incorporated by reference to Exhibit 10.1 to the Registrant’s 6-K, filed on August 6, 2024)
10.19	Senior Convertible Note dated as of September 2, 2024, by and between VCI Global Limited and Advanced Opportunities Fund I (incorporated by reference to Exhibit 4.1 to the Registrant’s 6-K, filed on September 6, 2024)
10.20	Securities Purchase Agreement dated as of September 2, 2024, by and between VCI Global Limited and Advanced Opportunities Fund I (incorporated by reference to Exhibit 10.1 to the Registrant’s 6-K, filed on September 6, 2024)
10.21	Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 to the Registrant’s 6-K, filed on December 4, 2024)
10.22	Securities Purchase Agreement (incorporated by reference to Exhibit 99.2 to the Registrant’s 6-K, filed on December 4, 2024)
10.23	Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 to the Registrant’s 6-K, filed on December 5, 2024)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
19.1	Insider Trading Policy (incorporated by reference to Exhibit 11.1 to the Registrant’s 20-F, filed on April 30, 2024)
21.1	List of Subsidiaries of the Registrant– incorporated by reference to Exhibit 21.1 to the F-1/A1, as filed with the SEC on November 29, 2022
97.1	Clawback Policy (incorporated by reference to Exhibit 99.7 to the Registrant’s 20-F, filed on April 30, 2024)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VCI Global Limited

	By:	/s/ Victor Hoo Voon Him
Victor Hoo Voon Him
Chief Executive Officer, Director, and
Chairman of the Board of Directors
(Principal Executive Officer)

Date: May 13, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of

VCI Global Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of VCI Global Limited and its subsidiaries (the “Company”) as of December 31, 2023, and 2024, and the related consolidated statements of profit or loss and other comprehensive income/(loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ WWC, P.C.
WWC, P.C.
Certified Public Accountants
PCAOB ID No. 1171

We have served as the Company’s auditor since 2022.

San Mateo, California

May 13, 2025

VCI GLOBAL LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	December 31, 2023	December 31, 2024	December 31, 2024
		RM	RM	USS
ASSETS

Non-current assets
Financial assets, at fair value through other comprehensive income	4	38,368,829	127,618,662	28,547,482
Financial assets, at fair value through profit and loss	5	72,793	-	-
Property and equipment	6	3,198,123	2,561,914	573,084
Right-of-use assets	7	1,203,941	539,443	120,670
Intangible assets	8	4,700,894	32,583,106	7,288,633
Loan receivables	11	21,198,300	29,336,072	6,562,292
Deferred tax assets	9	339,650	-	-
Total non-current assets		69,082,530	192,639,197	43,092,161

Current assets
Trade and other receivables	10	28,949,592	134,153,017	30,009,175
Loan receivables	11	15,378,236	45,971,489	10,283,529
Tax recoverable		-	330,702	73,976
Cash and bank balances	12	4,637,279	36,214,258	8,100,899
Total current assets		48,965,107	216,669,466	48,467,579

Total assets		118,047,637	409,308,663	91,559,740

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables	13	19,383,929	19,737,412	4,415,133
Warrant liabilities	16	1,964,335	148,887	33,305
Lease liabilities	14	710,367	368,501	82,431
Bank and other borrowings	15	677,277	717,300	160,455
Amount due to related parties	29	-	2,177,580	487,111
Income tax payable		251,212	-	-
Total current liabilities		22,987,120	23,149,680	5,178,435

Non-current liabilities
Lease liabilities	14	544,973	167,879	37,553
Bank and other borrowings	15	245,322	98,059	21,936
Amount due to related parties	29	1,300,359	-	-
Total non-current labilities		2,090,654	265,938	59,489

Total liabilities		25,077,774	23,415,618	5,237,924

Capital and reserves
Share capital	17	44,009,131	341,516,993	76,395,175
Capital reserve	18	6,532,560	6,532,560	1,461,292
Fair value reserve	19	1,676,880	(2,148,458)	(480,596)
Translation reserve	20	2,696,335	(4,387,851)	(981,534)
Retained earnings		42,147,317	44,385,412	9,928,734
Attributable to equity owners of the Company		97,062,223	385,898,656	86,323,071
Non-controlling interests		(4,092,360)	(5,611)	(1,255)
Total equity		92,969,863	385,893,045	86,321,816

Total liabilities and equity		118,047,637	409,308,663	91,559,740

The accompanying notes are an integral part of these consolidated financial statements.

VCI GLOBAL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME/(LOSS)

	Note	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2024
		RM	RM	RM	US$

Revenue		34,265,404	89,581,700	124,388,391	27,824,891
Revenue - related party	29	1,304,478	1,216,444	-	-
Total revenue	21	35,569,882	90,798,144	124,388,391	27,824,891

Other income	22	1,732,343	752,251	1,080,007	241,591

Cost of services	23	(7,655,889)	(15,384,017)	(22,120,403)	(4,948,193)

Depreciation of property and equipment and right-of-use assets	6 & 7	(467,616)	(742,945)	(1,064,216)	(238,058)

Amortization of intangible assets	8	-	-	(929,796)	(207,989)

Employee benefit expense	24	(10,588,252)	(24,770,668)	(30,449,669)	(6,811,397)

Provision for allowance for expected credit losses on trade and other receivables	10	(342,427)	(1,571,162)	(4,109,508)	(919,271)

Provision for allowance for expected credit losses on loan receivables	11	-	(272,225)	(238,056)	(53,252)

Rental expenses	28	(257,243)	(232,081)	(449,408)	(100,530)

Legal and professional fees		(181,228)	(6,364,322)	(11,660,849)	(2,608,458)

Finance cost	25	(51,104)	(92,587)	(589,699)	(131,912)

Other operating expenses	26	(4,034,471)	(9,524,946)	(19,500,684)	(4,362,179)

Profit before income tax		13,723,995	32,595,442	34,356,110	7,685,243

Income tax benefit/(expense)	27	6,590,981	619,698	(484,662)	(108,416)

Profit for the year		20,314,976	33,215,140	33,871,448	7,576,827

Other comprehensive income/(loss):
Items that will not be reclassified subsequently to profit or loss:
Fair value adjustment on financial assets, at fair value through other comprehensive income	4	(21,402,132)	2,378,581	(45,581,548)	(10,196,302)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		-	2,696,335	(7,084,186)	(1,584,687)
Other comprehensive income/(loss)		(21,402,132)	5,074,916	(52,665,734)	(11,780,989)

Total comprehensive income/(loss) for the year		(1,087,156)	38,290,056	(18,794,286)	(4,204,162)

Profit attributable to:
Equity owners of the Company		21,585,041	35,666,176	35,200,839	7,874,203
Non-controlling interests		(1,270,065)	(2,451,036)	(1,329,391)	(297,376)
Total		20,314,976	33,215,140	33,871,448	7,576,827

Total comprehensive income/(loss) attributable to:
Equity owners of the Company		182,909	40,741,092	(17,464,895)	(3,906,786)
Non-controlling interests		(1,270,065)	(2,451,036)	(1,329,391)	(297,376)
Total		(1,087,156)	38,290,056	(18,794,286)	(4,204,162)

EARNINGS PER SHARE – BASIC AND DILUTED		614.70	919.14	244.71	54.74

VCI GLOBAL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME/(LOSS)

EARNINGS PER SHARE

	December 31,
	2022	2023	2024
Weighted average number of ordinary shares used in computing earnings – basic and diluted*	35,115	38,804	143,850

*	Giving retroactive effect to the 1 to 49 reverse share split effected on November 5, 2024 and 1 to 20 reverse share split effected on April 3, 2025

VCI GLOBAL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

			Attributable to equity owners of the Company
	Note	Share capital	Capital reserve	Fair value reserve	Translation reserve	(Accumulated losses)/Retained earnings	Total	Non-controlling interests	Total equity
		RM	RM	RM	RM	RM	RM	RM	RM

Balance at January 1, 2022		220,000	6,532,560	27,822,892	-	(14,840,950)	19,734,502	(371,259)	19,363,243

Profit for the year		-	-	-	-	21,585,041	21,585,041	(1,270,065)	20,314,976

Fair value loss on financial assets, at fair value through other comprehensive income		-	-	(21,402,132)	-	-	(21,402,132)	-	(21,402,132)

Constructive dividends paid		-	-	-	-	(6,909,000)	(6,909,000)	-	(6,909,000)

Total comprehensive income		-	-	(21,402,132)		14,676,041	(6,726,091)	(1,270,065)	(7,996,156)

Issuance of share capital		12,907,427	-	-	-	-	12,907,427	-	12,907,427

Balance at December 31, 2022		13,127,427	6,532,560	6,420,760	-	(164,909)	25,915,838	(1,641,324)	24,274,514

Profit for the year		-	-	-	-	35,666,176	35,666,176	(2,451,036)	33,215,140

Fair value gain on financial assets, at fair value through other comprehensive income		-	-	2,378,581	-	-	2,378,581	-	2,378,581

Transfer upon disposal of equity instruments		-	-	(7,122,461)	-	7,122,461	-	-	-

Exchange differences on translating foreign operations		-	-	-	2,696,335	-	2,696,335	-	2,696,335

Dividends paid		-	-	-	-	(476,411)	(476,411)	-	(476,411)

Total comprehensive income for the year		-	-	(4,743,880)	2,696,335	42,312,226	40,264,681	(2,451,036)	37,813,645

Issuance of share capital		30,881,704	-	-	-	-	30,881,704	-	30,881,704

Balance at December 31, 2023		44,009,131	6,532,560	1,676,880	2,696,335	42,147,317	97,062,223	(4,092,360)	92,969,863

Profit for the year		-	-	-	-	35,200,839	35,200,839	(1,329,391)	33,871,448

Fair value loss on financial assets, at fair value through other comprehensive income		-	-	(45,581,548)	-		(45,581,548)	-	(45,581,548)

Exchange differences on translating foreign operations		-	-	-	(7,084,186)	-	(7,084,186)	-	(7,084,186)

Transfer upon disposal of equity investments, fair value through other comprehensive income		-	-	41,756,210	-	(41,756,210)	-	-	-

Total comprehensive income for the year		-	-	(3,825,338)	(7,084,186)	(6,555,371)	(17,464,895)	(1,329,391)	(18,794,286)

Disposal of controlling interest in subsidiaries		-	-	-	-	8,793,466	8,793,466	5,416,140	14,209,606

Issuance of share capital		297,507,862	-	-	-	-	297,507,862	-	297,507,862

Balance at December 31, 2024		341,516,993	6,532,560	(2,148,458)	(4,387,851)	44,385,412	385,898,656	(5,611)	385,893,045

Balance at December 31, 2024 (US$)		76,395,175	1,461,292	(480,596)	(981,534)	9,928,734	86,323,071	(1,255)	86,321,816

The accompanying notes are an integral part of these consolidated financial statements

VCI GLOBAL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2024
	RM	RM	RM	US$
Operating activities
Profit before income tax	13,723,995	32,595,442	34,356,110	7,685,243
Adjustments for:
Provision for allowance for expected credit losses - trade receivables	342,427	1,571,162	2,458,381	549,924
Provision for allowance for expected credit losses - other receivables	-	-	1,651,127	369,347
Provision for allowance for expected credit losses - loan receivables	-	272,225	238,056	53,252
Fair value loss on financial assets, at fair value through profit or loss	-	-	64,406	14,407
Share-based compensation awards	-	4,451,733	8,451,269	1,890,495
Professional fees	-	-	12,968,353	2,900,939
Write-off on intangible assets	12	-	19,003	4,251
Depreciation of property and equipment	229,568	318,108	399,718	89,414
Depreciation of right-of-use assets	238,048	424,837	664,498	148,644
Amortisation of intangible assets	-	-	929,796	207,989
Loss on disposal of controlling interest in subsidiaries	-	-	1,786,102	399,540
Loss on dissolve of subsidiaries	-	-	4,620	1,033
Change in fair value of warrant liabilities	-	-	151,891	33,977
Gain on disposal of financial assets, at fair value through profit and loss	(1,542,200)	-	-	-
Gain on disposal of property and equipment	(6,501)	-	-	-
Loss on disposal of property and equipment	29,267	-	-	-
Interest expense	50,328	90,804	589,699	131,912
Interest income	(49)	(7,323)	(18,507)	(4,140)
Operating cash flows before movements in working capital	13,064,895	39,716,988	64,714,522	14,476,227
Trade and other receivables	(14,315,976)	(14,315,073)	53,597,355	11,989,387
Loan receivables	-	(36,848,761)	(38,969,081)	(8,717,135)
Trade and other payables	695,175	17,576,059	20,982,434	4,693,637
Contract liabilities	(500,000)	-	-	-
Deferred revenue	(310,321)	-	-	-
Cash (used in)/generated from operations	(1,366,227)	6,129,213	100,325,230	22,442,116

Income tax (paid)/refund	23,009	(845,884)	(726,926)	(162,609)
Net cash (used in)/from operating activities	(1,343,218)	5,283,329	99,598,304	22,279,507

Investing activities
Acquisition of property and equipment	(1,668,951)	(1,991,399)	(1,462,166)	(327,077)
Proceeds from disposal of property and equipment	17,558	-	-	-
Acquisition of intangible assets	-	(111,594)	(10,239,106)	(2,290,423)
Interest received	49	7,323	18,507	4,140
Acquisition of financial assets, at fair value through other comprehensive income	-	(43,571,001)	(213,286,384)	(47,710,805)
Proceeds from disposal of financial assets, at fair value through other comprehensive income	-	27,423,012	7,501,333	1,678,000
Proceeds from disposal of financial assets, at fair value through profit and loss	2,789,250	-	7,981	1,785
Purchase of financial assets, at fair value through profit and loss	(10,211)	-	-	-
Net cash from/(used in) investing activities	1,127,695	(18,243,659)	(217,459,835)	(48,644,380)

Financing activities
Proceeds from issuance of ordinary shares	12,907,427	-	156,525,677	35,013,797
Repayment of other borrowings	(18,909)	(49,699)	-	-
Repayment of bank borrowings	(99,210)	(120,575)	(107,240)	(23,989)
Interest paid	(50,328)	(90,804)	(42,427)	(9,491)
Proceeds from initial public offering, net of transaction cost	-	17,457,899	-	-
Payment for initial public offering expense	(577,422)	(456,797)	-	-
Payment for lease liabilities	(207,232)	(375,712)	(718,960)	(160,827)
Repayment of advances from related parties	(10,865,755)	(2,286,287)	(1,300,359)	(290,882)
Dividend paid	-	(476,411)	-	-
Net cash from financing activities	1,088,571	13,601,614	154,356,691	34,528,608

Net increase in cash and cash equivalents	873,048	641,284	36,495,160	8,163,735
Foreign exchange effect	-	-	(4,918,181)	(1,100,166)
Cash and bank balances at beginning of year	3,122,947	3,995,995	4,637,279	1,037,330
Cash and bank balances at end of year	3,995,995	4,637,279	36,214,258	8,100,899

Non-cash financing activities:
Constructive dividends paid	6,909,000	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

VCI GLOBAL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

Note 1 - Significant non-cash transaction

During the financial year ended 31 December 2022, a total RM 6.9 million (USS$ 1.6 million) of dividends were declared for offset amounts due from a related party (whom is also a major shareholder of the Company).

VCI GLOBAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

Organization and reorganization

VCI Global Limited was incorporated in the British Virgin Islands on April 29, 2020. The registered office of the Company is situated at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands. The principal place of business of the Company is situation at BO3-C-8, Menara 3A, KL Eco City, No.3 Jalan Bangsar, 59200 Kuala Lumpur, Malaysia.

The Company and its subsidiaries are in the table as follows:

	Percentage of effective ownership
	December 31,
Name	Date of incorporation	2022	2023	2024	Place of incorporation	Principal activities
		%	%	%
VCI Global Limited	29.04.2020	100	100	100	British Virgin Island	Holding company.
V Capital Kronos Berhad	01.09.2020	100	100	100	Malaysia	Holding company.
VCI Global Brands Sdn. Bhd. (formerly known as V Capital Venture Sdn Bhd)	19.08.2014	100	100	100	Malaysia	Provision of corporate and business advisory services in corporate finance, corporate structuring and restructuring, listings on recognised stock exchanges, and fintech advisory.
Accuventures Sdn Bhd	22.06.2015	80	100	100	Malaysia	Provision of technology development, computer software programming and holding company.
Credilab Sdn Bhd	26.08.2020	80	100	100	Malaysia	Carry on licensed money lending activities, consulting, information technology development, and computer software programming.
V Capital Advisory Sdn Bhd	12.02.2018	100	100	100	Malaysia	Provision of corporate and business advisory in relation to corporate listing exercise, equity investment, corporate restructuring, merger and acquisition and corporate finance.
V Capital Quantum Sdn Bhd	18.01.2018	100	100	100	Malaysia	Provision of information technology development, business consultancy services and holding company.
V Capital Consulting Limited	01.03.2016	100	100	100	British Virgin Island	Provision of corporate and business advisory services in corporate finance, corporate structuring and restructuring, listings on recognised stock exchanges, and fintech advisory.
Generative AI Sdn Bhd	21.07.2023	-	100	100	Malaysia	Provision of Artificial Intelligence, image processing, communication, networking & process control software services.
Imej Jiwa Communication Sdn Bhd	29.10.2012	100	100	100	Malaysia	Provision of investor relation consultation services.
AB Management and Consultancy Services Sdn Bhd	04.05.2020	80	80	93.34	Malaysia	Holding company.
Elmu Education Group Sdn Bhd	03.12.2020	56	56	-	Malaysia	Education and training services.
Elmu V Sdn Bhd	18.05.2021	69.2	69.2	-	Malaysia	Education and training services.
Elmu Higher Education Sdn Bhd	24.05.2021	56	56	-	Malaysia	Education and training services and holding company
V Capital Real Estate Sdn Bhd	05.07.2021	100	100	100	Malaysia	Provision of real estate management consultancy services.
VCI Wootzano Robotics Sdn Bhd (formerly known as V Capital Robotics Sdn Bhd)	12.10.2021	100	100	100	Malaysia	Dormant.
VCI Energy Sdn Bhd (formerly known as TGI V Sdn Bhd)	12.11.2021	100	100	100	Malaysia	Dormant.
VCI Global Brands Limited (formerly known as VCIG Limited)	29.04.2020	100	100	100	British Virgin Island	Holding company
V Galactech Sdn Bhd	12.01.2022	100	100	100	Malaysia	Provision of information technology development.
VC Acquisition Ltd	04.01.2022	100	100	-	British Virgin Island	Dormant.
VC Acquisition II Ltd	04.01.2022	100	100	-	British Virgin Island	Dormant.
V Capital Real Estate Limited	08.02.2024	-	-	100	British Virgin Island	Holding company
V Capital Consulting Group Limited	24.12.2024	-	-	100	British Virgin Island	Holding company.
VC AI Limited	19.08.2024	-	-	100	British Virgin Island	Holding company.
VC AI Sdn Bhd	16.12.2024	-	-	100	Malaysia	Holding company
AI Computer Center Malaysia Sdn Bhd	12.07.2024	-	-	100	Malaysia	Dormant.
V Gallant Sdn Bhd	18.09.2024	-	-	100	Malaysia	Trading of high-performance servers, information technology hardware

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

The preparation of financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Company’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

In the current financial year, the Company has adopted the new or amended IFRS that are mandatory for application for the financial year. Changes to the Company’s accounting policies have been made as required, in accordance with the transitional provisions in the respective IFRS.

The adoption of these new or amended IFRS did not result in substantial changes to the Company’s accounting policies and had no material effect on the amounts reported for the current or prior financial years.

Standards issued but not yet effective

At the date of authorization of these financial statements, a number of new/revised standards that are relevant to the Company were issued but not yet effective. Consequential amendments were also made to various standards as a result of these new/revised standards.

The Company does not intend to early adopt any of the new/revised standards, interpretations and amendments to the existing standards. Management anticipates that the adoption of the revised/new standards will not have a material impact on the financial statements of the Company in the period of their initial adoption.

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

As the Company were under same control of the controlling shareholders and their entire equity interests were also ultimately held by the controlling shareholders immediately prior to the group reorganization, the consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows statements are prepared as if the current group structure had been in existence throughout the three-year period ended December 31, 2024, or since the respective dates of incorporation/establishment of the relevant entity, where this is a shorter period. The consolidated statements of financial position as at December 31, 2023 and 2024 present the assets and liabilities of the aforementioned companies now comprising the Company which had been incorporated/established as at the relevant balance sheet date as if the current group structure had been in existence at those dates based on the same control aforementioned. The Company eliminates all significant intercompany balances and transactions in its consolidated financial statements.

Subsidiary corporations are all entities (including structured entities) over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiary corporations are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

In preparing the consolidated financial statements, transactions, balances and unrealized gains on transactions between group entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiary corporations have been changed where necessary to ensure consistency with the policies adopted by the Company.

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

Acquisition of entities under an internal reorganization scheme does not result in any change in economic substance. Accordingly, the consolidated financial statements of the Company are a continuation of the acquired entities and is accounted for as follows:

(i)	The results of entities are presented as if the internal reorganization occurred from the beginning of the earliest period presented in the financial statements;

(ii)	The Company will consolidate the assets and liabilities of the acquired entities at the pre-combination carrying amounts. No adjustments are made to reflect fair values, or recognize any new assets or liabilities, at the date of the internal reorganization that would otherwise be done under the acquisition method; and

(iii)	No new goodwill is recognized as a result of the internal reorganization. The only goodwill that is recognized is the existing goodwill relating to the combining entities. Any difference between the consideration paid/transferred and the equity acquired is reflected within equity as merger reserve or deficit.

(b)	Acquisitions

The acquisition method of accounting is used to account for business combinations entered into by the Company.

The consideration transferred for the acquisition of a subsidiary corporation or business comprises the fair value of the assets transferred, the liabilities incurred, and the equity interests issued by the Company. The consideration transferred also includes any contingent consideration arrangement and any pre-existing equity interest in the subsidiary measured at their fair values at the acquisition date.

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

On an acquisition-by-acquisition basis, the Company recognizes any non-controlling interest in the acquiree at the date of acquisition either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.

The excess of (a) the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the (b) fair value of the identifiable net assets acquired is recorded as goodwill.

(c)	Disposals

When a change in the Company’s ownership interest in a subsidiary corporation result in a loss of control over the subsidiary corporation, the assets and liabilities of the subsidiary corporation including any goodwill are derecognized. Amounts previously recognized in other comprehensive income in respect of that entity are also reclassified to profit or loss or transferred directly to retained earnings if required by a specific standard.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost, and its fair value is recognized in profit or loss or other comprehensive income.

(d)	Transactions with non-controlling interests

Changes in the Company’s ownership interest in a subsidiary corporation that do not result in a loss of control over the subsidiary corporation are accounted for as transactions with equity owners of the Company. Any difference between the change in the carrying amounts of the non-controlling interest and the fair value of the consideration paid or received is recognized within equity attributable to the equity holders of the Company.

CONVENIENCE TRANSLATION

Translations of amounts in the consolidated statement of financial position, consolidated statements of profit or loss and other comprehensive income, and consolidated statement of cash flows from Ringgit Malaysia (“RM”) into United States Dollar (“US$”) as of and for the year ended December 31, 2024 are solely for the convenience of the reader and were calculated at the noon buying rate of US$ 1 = RM 4.4704, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the RM amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

FINANCIAL ASSETS

(a)	Classification and measurement

The Company classifies its financial assets at fair value through other comprehensive income, fair value through profit and loss and amortized cost.

The classification depends on the Company’s business model for managing the financial assets as well as the contractual terms of the cash flows of the financial assets.

Financial assets at fair value through other comprehensive income (“FVOCI”) are equity securities which are not held for trading but more for strategic investments or debt securities where contractual cash flows are solely principal and interest and the objective of the Company’s business model is achieved both by collecting contractual cash flow and selling financial assets.

On initial recognition, the Company may make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments as at FVOCI. Designation at FVOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognised by an acquirer in a business combination.

Investments in equity instruments as FVOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognised in other comprehensive income (“OCI”) and accumulated in the retained earnings. The cumulative gain or loss will not be reclassified to profit or loss on disposal of the equity investments and will be transferred to retained earnings.

The Company reclassifies debt instruments when and only when its business model for managing those assets changes.

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

Regular way purchases and sales of financial assets are recognized on trade date – the date on which the Company commits to purchase or sell the asset.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

On disposal of a debt instrument, the difference between the carrying amount and the sale proceeds is recognized in profit or loss.

FINANCIAL LIABILITIES AND EQUITY INSTRUMENTS

Classification as debt or equity

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with substance of the contractual arrangements and the definitions of financial liability and equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognised at the proceeds received, net of direct issue costs.

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

Derecognition of financial liabilities

The Company derecognises financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss.

OFFSETTING FINANCIAL INSTRUMENTS

Financial assets and liabilities are offset, and the net amount reported in the balance sheet when there is a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

WARRANT LIABILITIES

Warrant liabilities are initially recognised at fair value on the date of issuance and subsequently carried at its fair value. Changes in fair value are recognised in the profit or loss. When the Company issues equity instruments to extinguish all or part of the liability, a gain or loss is recognised in profit or loss, which is measured as the difference between the carrying amount of financial liability and the fair value of the equity instruments issued.

IMPAIRMENT OF FINANCIAL ASSETS

The Company recognises provision for allowance for expected credit losses (“ECL”) for all debt instruments not held at FVPL. ECL are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

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

For trade receivables, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognises a lost allowance based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect debtors’ ability to pay.

The Company considers a financial asset in default when contractual payments are 211 days past due. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

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

Office renovation	-	10 years
Office equipment	-	5 years
Furniture and fittings	-	5 years
Computer and software	-	10 years
Right of use asset		3 years

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

Capitalised development costs are measured at cost less accumulated amortisation and accumulated impairment losses. The policy for the recognition and measurement of impairment losses is in accordance with - Impairment of Non-Financial Assets.

Software development costs are amortised on straight-line basis based on the estimated useful lives of three to ten years.

The useful lives and amortisation methods are reviewed at the end of each reporting period.

TRADE AND LOAN RECEIVABLES

A receivable is recognised when the Company has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognised before the Company has an unconditional right to receive consideration, the amount is presented as a contract asset. Trade and loan receivables that do not contain a significant financing component are initially measured at their transaction price. Trade and loan receivables that contain a significant financing component and other receivables are initially measured at fair value plus transaction costs. All receivables are subsequently stated at amortised cost, using the effective interest method and including provision for expected credit losses.

IMPAIRMENT OF NON-FINANCIAL ASSETS

Property and equipment, right-of-use assets and intangible assets are tested for impairment whenever there is any objective evidence or indication that these assets may be impaired.

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

TRADE AND OTHER PAYABLES

Trade and other payables represent liabilities for goods and services provided to the Company prior to the end of financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities.

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

BANK AND OTHER BORROWINGS

Borrowings are presented as current liabilities unless the Company has an unconditional right to defer settlement for at least 12 months after the balance sheet date, in which case they are presented as non-current liabilities.

(a)	Borrowings are initially recognized at fair value (net of transaction costs) and subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

(b)	Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

LEASES

When the Company is the lessee

At the inception of the contract, the Company assesses if the contract contains a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Reassessment is only required when the terms and conditions of the contract are changed.

●	Right-of-use assets

The Company recognizes a right-of-use asset and lease liability at the date which the underlying asset is available for use. Right-of-use assets are measured at cost which comprises the initial measurement of lease liabilities adjusted for any lease payments made at or before the commencement date and lease incentive received. Any initial direct costs that would not have been incurred if the lease had not been obtained are added to the carrying amount of the right- of-use assets.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

●	Lease liabilities

The initial measurement of a lease liability is measured at the present value of the lease payments discounted using the implicit rate in the lease, if the rate can be readily determined. If that rate cannot be readily determined, the Company shall use its incremental borrowing rate.

Lease payments include the following:

-	Fixed payment (including in-substance fixed payments), less any lease incentives receivables;

-	Variable lease payment that are based on an index or rate, initially measured using the index or rate as at the commencement date;

-	Amount expected to be payable under residual value guarantees;

-	The exercise price of a purchase option if is reasonably certain to exercise the option; and

-	Payment of penalties for terminating the lease, if the lease term reflects the Company exercising that option.

For contracts that contain both lease and non-lease components, the Company allocates the consideration to each lease component on the basis of the relative stand-alone price of the lease and non-lease component. The Company has elected to not separate lease and non-lease component for property leases and account these as one single lease component.

Lease liability is measured at amortized cost using the effective interest method. Lease liability shall be remeasured when:

-	There is a change in future lease payments arising from changes in an index or rate;

-	There is a change in the Company’s assessment of whether it will exercise an extension option; or

-	There is modification in the scope or the consideration of the lease that was not part of the original term.

Lease liability is remeasured with a corresponding adjustment to the right-of-use assets, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

●	Short-term and low-value leases

The Company has elected to not recognized right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low-value leases. Lease payments relating to these leases are expensed to profit or loss on a straight-line basis over the lease term.

●	Variable lease payments

Variable lease payments that are not based on an index or a rate are not included as part of the measurement and initial recognition of the lease liability. The Company shall recognize those lease payments in profit or loss in the periods that triggered those lease payments.

EMPLOYEE BENEFITS

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

(a)	Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Company pays fixed contributions into separate entities such as the Employees Provident Fund on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid.

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

PROVISIONS

Provisions are recognised when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

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

REVENUE RECOGNITION

Revenue is recognised to depict the transfer of promised services to clients at an amount that reflects the consideration to which an entity expects to be entitled in exchange for those services. Specifically, the Company uses a five-step approach to recognise revenue:

●	Step 1: Identify the contract(s) with a client

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognise revenue when (or as) the Company satisfies a performance obligation

The Company recognises revenue when (or as) a performance obligation is satisfied, i.e., when “control” of the services underlying the particular performance obligations is transferred to clients.

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

Business strategy consultancy services primarily included listing advisory for IPO services, and non-IPO services such as advisory, investors relations and boardroom strategies consultancy. The revenues generated from business strategy consultancy services are generally based on the fixed fee billing arrangements that require the clients to pay a pre-established fee in exchange for a predetermined set of professional services. The clients agree to pay a fixed fee periodically over the contract terms as specified in the service agreements.

Our contracts for listing advisory for IPO services are typically within 12 to 18 months in duration. Revenue is recognised over time. When contractual billings represent an amount that corresponds directly with the value provided to the client, revenues are recognised as amount become billable in accordance with the contract terms. Revenues from fixed-priced contracts are generally recognised using costs incurred to date relative to total estimated costs at completion to measure progress toward satisfying the Company performance obligations. Incurred cost represents work performed, which corresponds with, and thereby best depicts, the transfer of control to the client.

When the Company is acting as a principal, the Company accounts for the revenue generated from IPO services on a gross basis as the Company is primarily responsible for fulfilling the promise to provide the specified services to customer, which the Company has control over the services rendered and also obtain substantially all the benefits. In making this determination, the Company assesses whether it is primarily obligated in these transactions, is subject to credit risk, has latitude in establishing prices, or has met several but not all of these indicators in accordance with IFRS 15. The Company determined that it is primarily responsible for fulfilling the promised service as the Company has contractual obligation to engage various professional parties involved in the IPO, as well as settlement of professional fees to these professional parties.

For non-IPO services such as advisory and solutions, investors relations and boardroom strategies consultancy, revenue is recognized at a point in time when services has been rendered and accepted by customers, and there is no unfulfilled obligation from the Company.

No element of financing is deemed present as typical payment term is 30 days from the date of issuance of invoice.

b)	Technology Development

Technology development primarily included digital development, fintech solutions and software solutions.

The contract is typically fixed priced and does not provide any post-contract client support or upgrades. The Company designs system based on clients’ specific needs which require the Company to perform services including design/redesign, development, and integration. These services also require significant customization. Upon delivery of the services, client acceptance is generally required. The Company assesses that software development services are considered as a performance obligation. The duration of the development period is usually six months to two years.

The Company’s system development service revenues are generated primarily from contracts with clients across various sectors. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a portion of the contract amount usually is billed upon the completion of the related milestone. Pursuant to the contract terms, the Company has enforceable right on payments for the work performed.

The Company’s revenue from technology development contracts can be recognized over time or at a point in time. For revenue recognized over time, the Company uses an input method based on cost incurred as the Company believes that this method most accurately reflects the Company’s progress toward satisfaction of the performance obligation, which usually takes 6 to 24 months. Under this method, the Company could appropriately measure the fulfilment of a performance obligation. Assumptions, risks, and uncertainties inherent in the estimates used to measure progress could affect the amount of revenues, receivables, and deferred revenues at each reporting period.

For revenue recognized at a point in time, revenue is recognized upon services has been rendered and accepted by customers, and there is no unfulfilled obligation from the Company.

No element of financing is deemed present as typical payment term is 30 days from the date of issuance of invoice.

c)	Solutions and Consultancy

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

d)	Interest Income

The Company enter into loan arrangements with both corporate and individuals. Interest income is recognised on a time-proportion basis using the effective interest method.

e)	Processing fee and late interest

A non-refundable processing fee (0.5% to 2.5% of the loan) is charged to cover the administrative costs associated with evaluating, underwriting and originating a loan.

This fee is charged at the time of loan disbursement and will be deducted from the loan proceeds unless otherwise agreed in writing.

If the borrower fails to make an installment payment within 7 days of the due date, a late interest fee of 0.08% will be charged on the overdue amount. This late fee is calculated on a simple interest basis.

GOVERNMENT GRANTS AND SUBSIDIES

Grants from the government are recognized as receivable at their fair value when there is reasonable assurance that the grant will be received and the Company will comply with all the attached conditions.

Government grants receivable is recognized as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis. Government grants relating to expenses are shown separately as other income.

CASH AND CASH EQUIVALENTS

For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents include cash on hand, deposits with banks and financial institutions and fixed deposits which are subject to an insignificant risk of change in value.

SHARE CAPITAL

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

INCOME TAX

Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a tax authority will accept an uncertain tax treatment. The Company measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

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

A deferred income tax liability is recognized on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

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

(ii)	based on the tax consequence that will follow from the manner in which the Company expects, at the balance sheet date, to recover or settle the carrying amounts of its assets and liabilities except for investment properties. Investment property measured at fair value is presumed to be recovered entirely through sale.

Current and deferred income taxes are recognized as income or expense in profit or loss, except to the extent that the tax arises from a business combination or a transaction which is recognized directly in equity. Deferred tax arising from a business combination is adjusted against goodwill on acquisition.

The Company accounts for investment tax credits (for example, productivity and innovation credit) similar to accounting for other tax credits where a deferred tax asset is recognized for unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax credits can be utilized.

FOREIGN CURRENCY TRANSACTIONS

(a)	Functional and presentation currency

Items included in the financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of the Company is United States Dollar (“USD”) and the financial statements are presented in Ringgit Malaysia (“RM”), which is the presentation currency of the Company.

The value of foreign currencies including, the USD, may fluctuate against the RM. Any significant variations of the aforementioned currencies relative to the RM may materially affect the Company’s financial condition in terms of reporting in RM. The following table outlines the currency exchange rates that were used in preparing the accompanying consolidated financial statements:

	December 31,
	2022	2023	2024
RM to USD Year End	4.4025	4.5893	4.4704
RM to USD Average Rate	4.3983	4.5680	4.5606

(b)	Transactions and balances

Transactions in a currency other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates at the dates of the transactions. Currency exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the balance sheet date are recognized in profit or loss. Monetary items include primarily financial assets (other than equity investments), contract assets and financial liabilities. However, in the consolidated financial statements, currency translation differences arising from net investment in foreign operations, are recognized in other comprehensive income and accumulated in the currency translation reserve.

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

(c)	Translation of Group entities’ financial statements

The results and financial position of all the entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

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

RELATED PARTIES

(a)	A person, or a close member of that person’s family, is related to the Company if that person:

(i)	has control or joint control over the Company;

(ii)	has significant influence over the Company; or

(iii)	is a member of the key management personnel of the Company or the Company’s parent.

(b)	An entity is related to the Company if any of the following conditions applies:

(i)	The entity and the group are members of the same Company (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a Company of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Company or an entity related to the group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(viii)	The entity, or any member of a Company of which it is a part, provides key management personnel services to the Company or to the Group’s parent. Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

EARNINGS PER SHARE

The Company presents basic and diluted earnings per share data for its ordinary shares. Basic earnings per share are calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted-average number of ordinary shares outstanding during the year, adjusted for own shares held, if any. Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted-average number of ordinary shares outstanding, adjusted for own shares held, if any, for the effects of all dilutive potential ordinary shares.

DIVIDENDS

Dividends to the Company’s shareholders are recognized when the dividends are approved for payment.

SEGMENT REPORTING

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Company’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Company’s various lines of business and geographical locations.

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

In the application of the Company’s accounting policies, which are described in Note 2 to the financial statements, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods.

Critical judgements in applying the Company’s accounting policies

There are no critical judgements, apart from those involving estimation (see below) that the management has made in the process of applying the Company’s accounting policy and that has the most significant effect on the amounts recognised in the financial statements.

Key sources of estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are disclosed below:

Fair value measurement of unquoted shares (Note 4 and 5)

In determining the fair value of the unquoted shares, the Company relies on the net asset values of the investee companies or independent valuation report.

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

Provision for allowance for ECL for trade receivables, other receivables and loan receivables

The Company uses a provision matrix to calculate ECLs for trade receivables, other receivables and loan receivables. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns.

The provision matrix is initially based on the Company’s historical observed default rates. The Company will calibrate the matrix to adjust historical credit loss experience with forward- looking information. At every reporting date, historical default rates are updated and changes in the forward-looking estimates are analysed.

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Company’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future.

The carrying amount of the Company’s trade receivables, net of allowance, other receivables, net of allowance and loan receivables, net of allowance as at December 31, 2024 are RM16,034,137, RM69,844,026 and RM75,307,561 (2023: RM11,291,476, RM13,068,732 and RM36,576,536), respectively.

Depreciation of plant and equipment

The Company depreciates plant and equipment over their estimated useful lives after taking into account their estimated residual values. The estimated useful life reflects management’s estimate of the period that the Company intends to derive future economic benefits from the use of the Company’s plant and equipment. Changes in the expected level of usage and technological developments could affect the economics, useful lives and the residual values of these assets which could then consequentially impact future depreciation charges.

The carrying amount of the Company’s plant and equipment as at December 31, 2024 are RM 2,561,914 (2023: RM 3,198,123).

Fair value of warrant liabilities

The Company accounts the warrants as financial liabilities in accordance with IFRS 9 Financial Instruments and IFRS 13 Fair Value Measurement, where the terms of the instruments do not meet the criteria for classification as equity under IAS 32 Financial Instruments: Presentation. The warrants are not considered equity instruments because they are cash-settled and include features such as anti-dilution provisions, which prevent them from being considered as “fixed-for-fixed” equity instruments.

These warrant liabilities are initially measured at fair value on the date of issuance. After initial recognition, the warrant liabilities are remeasured at fair value at each reporting period, with changes in fair value recognized through profit or loss in accordance with IFRS 9 Financial Instruments.

Fair value of warrant liabilities are determined using Black Scholes option pricing model as valuation technique, which is suitable for instruments with complex features, including anti-dilution adjustments. Key valuation inputs include the Company’s share price, expected volatility, time to expiry, risk-free interest rate, and dividend yield, if applicable.

The warrant liabilities are classified as Level 3 in the fair value hierarchy as defined by IFRS 13, due to the use of significant unobservable inputs. The Company reviews the classification and valuation approach at each reporting date to ensure continued compliance with IFRS.

4	FINANCIAL ASSETS MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	December 31, 2023	December 31, 2024
	RM	RM	US$

At beginning of year	12,819,747	38,368,829	8,582,863
Addition	50,492,301	213,286,384	47,710,805
Reclassification from subsidiary to investment, FVOCI	-	320,030	71,589
Disposals	(27,423,012)	(77,345,259)	(17,301,642)
Fair value adjustment	2,378,581	(45,581,548)	(10,196,302)
Currency realignment	101,212	(1,429,774)	(319,831)
At end of year	38,368,829	127,618,662	28,547,482

	December 31, 2023	December 31, 2024
	RM	RM	US$
Quoted securities
- Treasure Global Inc.	36	1	-
- Founder Group Limited	-	4,036,771	903,000
	36	4,036,772	903,000
		-	-
Unquoted securities
- GlobexUS Holdings Corp (1)	6,883,950	6,705,600	1,500,000
- Sagtec Global Limited (2)	7,746,738	7,546,035	1,688,000
- YY Group Holding Limited (3)	23,738,105	-	-
- Reveillon Group Limited (4)	-	108,883,214	24,356,482
- Elmu Group (5)	-	1	-
-Marvis Inc (6)	-	447,040	100,000

	38,368,793	123,581,890	27,644,482
	38,368,829	127,618,662	28,547,482

Quoted securities

In 2022, the Company holds equity interest of 14.55% in Treasure Global Inc (“TGL”), a company that is listed on the Nasdaq Stock Market. In January 2023, the Company has disposed its entire 14.55% shareholdings in TGL shares.

In December 2024, the Company acquired 700,000 ordinary shares in Founder Group Limited, an entity listed on Nasdaq Stock Exchange, valued at US$ 903,000.

Unquoted securities

(1) In May 2023, the Company acquired 500 ordinary shares from Globexus Holding Corp via a share-swap arrangement, valued at US$ 1,500,000.

(2) In October 2023, the Company received a total of 800,000 ordinary shares from Sagtec Global Limited as part of the consideration for the Company’s business consultancy services rendered valued at US$ 1,600,000.

(3) In December 2023, the Company acquired approximately 4.9%, or 1,631,700 ordinary shares, in YY Group Holding Limited, valued at US$ 4,895,100. On April 29, 2024, YY Group Holding Limited was successfully listed on Nasdaq Capital Market. As a result, the investment was reclassified from unquoted security to a quoted security, and the Company subsequently revalued the shares to reflect the market price.

In September 2024, the Company disposed of its entire investment in YY Group Holding Limited to a third party, resulting in a loss on investment of US$ 157,279.

(4) In December 2024, the Company acquired approximately 32%, or 8,118,827 ordinary shares, in Reveillon Group Limited, an entity incorporated in the British Virgin Islands, valued at US$ 24,356,481.

(5) On April 1, 2024, the Company reduced its ownership interest in Elmu Education Group Sdn. Bhd., reducing its stake from 70% to 20%, which resulted in a loss of control over Elmu Education Group Sdn. Bhd. and its subsidiaries (“Elmu Group”). Consequently, the Group ceased consolidating Elmu Group beginning April 1, 2024.

For the financial year ended December 31, 2024, the Company assessed its fair value for investment in Elmu Group, and identified a significant decline in the fair value of Elmu Group due to deteriorating financial performance. As a result, fair value loss of RM 319,999 (USD71,582) was recognized in the consolidated statement of comprehensive income and profit and loss.

(6) On December 20, 2024, the Company acquired approximately 0.3% of ownership interest in Marvis Inc, an entity incorporated in Delaware, valued at US$ 100,000.

During the financial year ended December 31, 2024, the Company disposed its investment in Agroz Inc, Fintech Scion Limited and Treasure Global Inc at cost for total consideration of US$ 16,096,482 to various third parties, and as at the end of the reporting period, the outstanding balance due from these third parties are included in “other receivables” (Note 12).

During the financial year December 31, 2023 and 2024, the fair value of certain unquoted investments was determined by the Company using a third-party independent valuer using the income approach - discounted cash flow and market approach – price earnings approach. The Company takes full responsibility for the determination of the fair value of unquoted investment.

The significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy, together with a quantitative sensitivity analysis as of December 31, 2023 and 2024 are shown below:

As of December 31, 2024
Revenue and cost of sales	5% declined in the revenue and cost of sales would reduce the fair value approximately MYR297,000 to MYR1,072,000

Gross Profit (“GP”) Margin	GP margin reduced by 5% would have resulted in the fair value to reduce approximately MYR1,502,000

Weighted Average Cost of Capital (“WACC”)	100 basis points increase in the WACC would result in a decrease in the fair value approximately MYR250,000

Price Earnings (“P/E”) Multiples	10% discount on the P/E multiples would result in a decrease in the fair value approximately MYR929,000

As of December 31, 2023
Revenue and cost of sales	5% declined in the revenue and cost of sales would reduce the fair value approximately MYR748,000 to MYR1,101,000

Gross Profit (“GP”) Margin	GP margin reduced by 5% would have resulted in the fair value to reduce approximately MYR973,000 to MYR1,542,000

Weighted Average Cost of Capital (“WACC”)	100 basis points increase in the WACC would result in a decrease in the fair value approximately MYR257,000 to MYR1,048,000

Price Earnings (“P/E”) Multiples	10% discount on the P/E multiples would result in a decrease in the fair value approximately MYR954,000 to MYR2,321,000

5	FINANCIAL ASSETS MEASURED AT FAIR VALUE THROUGH PROFIT AND LOSS

	December 31, 2023	December 31, 2024
	RM	RM	US$
Quoted/Unquoted shares

At beginning of year	72,295	72,793	16,283
Disposal	-	(7,981)	(1,785)
Changes in fair value	-	(64,812)	(14,498)
Currency realignment	498	-	-
At end of year	72,793	-	-

The Company held an equity investment in Unique Fire Holding Berhad., with a carrying amount of RM 7,981. During the year, the Company disposed the investment to a third party for a cash consideration of RM 7,981.

The Company held an equity investment in Zero Carbon Farms Ltd., with a carrying amount of RM 64,812. During the year, Zero Carbon Farms Ltd. ceased business operation. As a result, the Company assessed the fair value of investment and a full fair value loss of RM 64,812 was recognized in the profit or loss.

The above valuations are categorised under Level 3 of the fair value hierarchy and are generally sensitive to the unobservable inputs. Any increase or decrease in transacted price would result in an increase or decrease in the fair value of the unquoted investments.

Any significant movement in inputs would result in a significant change to the fair value of the unquoted investment. There are no transfers between Levels 1 and 2 and into or out of Level 3 during the year.

6	PROPERTY AND EQUIPMENT

	Office equipment	Furniture and fittings	Office renovation	Computer & software	Work- in-progress	Total
	RM	RM	RM	RM	RM	RM

Cost
At January 1, 2023	185,085	260,803	1,323,962	127,650	-	1,897,500
Additions	122,994	100,698	818,044	207,862	713,259	1,962,857
Written off	(3,470)	-	-	(7,097)	-	(10,567)
Currency realignment	-	4	1,919	-	-	1,923
At December 31, 2023	304,609	361,505	2,143,925	328,415	713,259	3,851,713
Additions	26,977	11,794	304,130	54,904	1,064,361	1,462,166
Disposal of controlling interest in subsidiaries	(6,497)	-	-	(4,499)	(1,678,975)	(1,689,971)
Currency realignment	(2,075)	(276)	(10,697)	-	-	(13,048)
At December 31, 2024	323,014	373,023	2,437,358	378,820	98,645	3,610,860

Accumulated depreciation:
At January 1, 2023	35,789	71,458	184,461	54,213	-	345,921
Charges	26,584	66,251	185,418	39,855	-	318,108
Written off	(3,470)	-	-	(7,097)	-	(10,567)
Currency realignment	-	8	120	-	-	128
At December 31, 2023	58,903	137,717	369,999	86,971	-	653,590
Charges	33,558	66,412	229,046	70,702	-	399,718
Disposal of controlling interest in subsidiaries	(1,237)	-	-	(1,516)	-	(2,753)
Currency realignment	(20)	(46)	(1,525)	(18)	-	(1,609)
At December 31, 2024	91,204	204,083	597,520	156,139	-	1,048,946

Carrying amount:
At December 31, 2023	245,706	223,788	1,773,926	241,444	713,259	3,198,123
At December 31, 2024	231,810	168,940	1,839,838	222,681	98,645	2,561,914
At December 31, 2024 (US$)	51,855	37,791	411,560	49,812	22,066	573,084

7	RIGHT-OF-USE ASSETS

	Office premises	Motor vehicles	Total
	RM	RM	RM
Cost

At January 1, 2023	952,191	-	952,191
Additions	639,093	275,542	914,635
At December 31, 2023	1,591,284	275,542	1,866,826
Additions	-	-	-
At December 31, 2024	1,591,284	275,542	1,866,826

Accumulated depreciation
At January 1, 2023	238,048	-	238,048
Charges	397,283	27,554	424,837
At December 31, 2023	635,331	27,554	662,885
Charges	636,944	27,554	664,498
At December 31, 2024	1,272,275	55,108	1,327,383

Carrying amount:
At December 31, 2023	955,953	247,988	1,203,941
At December 31, 2024	319,009	220,434	539,443
At December 31, 2024 (US$)	71,360	49,310	120,670

8	INTANGIBLE ASSETS

	Socializer Messenger Platform Software	AI-Powered Travel Platform Software	Credit service Management System	Finance Management System	Other Software Package	Total
	RM	RM	RM	RM	RM	RM

Cost

At January 1, 2023	-	-	-	-	-	-
Additions	-	4,589,300	-	-	111,594	4,700,894
Currency realignment	-	-	-	-	-	-
At December 31, 2023	-	4,589,300	-	-	111,594	4,700,894
Additions	15,493,602	-	6,722,800	6,559,803	148,199	28,924,404
Written off	-	-	-	-	(11,382)	(11,382)
Currency realignment	-	(118,900)	-	-	-	(118,900)
At December 31, 2024	15,493,602	4,470,400	6,722,800	6,559,803	248,411	33,495,016

Accumulated depreciation:
At January 1 and December 31, 2023	-	-	-	-	-	-
Charges	904,326	-	-	-	25,470	929,796
Currency realignment	(17,886)	-	-	-	-	(17,886)
At December 31, 2024	886,440	-	-	-	25,470	911,910

Carrying amount:
At December 31, 2023	-	4,589,300	-	-	111,594	4,700,894
At December 31, 2024	14,607,162	4,470,400	6,722,800	6,559,803	222,941	32,583,106
At December 31, 2024 (US$)	3,267,529	1,000,000	1,503,848	1,467,386	49,870	7,288,633

The Company’s intangible assets primarily comprise the Socializer Messenger Platform Software, AI-Powered Travel Platform Software, Credit Service Management Software, Financial Fund Management System, and other software packages.

The Socializer Messenger Platform Software is an externally acquired solution from a third-party vendor. It is a highly secure messaging platform designed to safeguard users’ privacy and data from unauthorized access, surveillance, and cyberattacks. The platform employs end-to-end encryption, ensuring that only the sender and the intended recipient can access the messages. This software is initially recognized at cost and amortized on a straight-line basis over the useful life of 10 years.

The AI-Powered Travel Platform Software is an externally acquired solution from a third-party vendor. It utilizes artificial intelligence to personalize and optimize travel planning by suggesting destinations, planning itineraries, securing the best deals on flights and hotels, and providing real-time updates based on users’ preferences, behaviors, and travel histories. The software is in the final stage of development as of December 31, 2024 and expected to be completed in July 2025.

The Credit Service Management Software includes both externally purchased software and internally developed enhancements and modifications. It supports the Company’s loan operation activities by automating and streamlining processes such as capturing and processing loan applications, conducting credit assessments, managing approval workflows, assessing and mitigating credit risks, tracking repayments, calculating interest, managing overdue loans, issuing payment reminders, and generating reports for internal and regulatory purposes. The software is in the testing phase as of December 31, 2024, and is expected to be completed and become operational in September 2025.

The Finance Management System is an externally acquired solution from a third-party vendor that assists users in managing investment funds, including portfolio tracking, asset allocation, risk assessment, performance analysis, and compliance. It enables fund managers to make informed decisions and ensures transparency for investors. The software is in the final stage of development as of December 31, 2024, and expected to be completed in September 2025.

Other Software Packages comprise the Robosale SaaS Platform software, Make-A-Wish app, and XVI websites, all of which were developed internally.

During the financial year, management performed an assessment and write-off its investment in Make-A-Wish app as it was developed for CSR purposes and the initial business plan did not take off .

9	DEFERRED TAX ASSETS

The following are the major deferred tax assets recognised by the Company and the movements thereon, during the current and prior reporting periods:

	December 31, 2023	December 31, 2024
	RM	RM	US$
Provisions:

At beginning of the year	339,650	339,650	75,978
Charge to profit and loss	-	(339,650)	(75,978)
At end of the year	339,650	-	-

10	TRADE AND OTHER RECEIVABLES

	December 31, 2023	December 31, 2024
	RM	RM	US$
Trade receivables
- Third parties	11,310,279	18,131,208	4,055,836
- Related parties	2,499,319	-	-
	13,809,598	18,131,208	4,055,836
Less: Provision for allowance for expected credit losses - trade receivables	(2,518,122)	(2,097,071)	(469,101)
	11,291,476	16,034,137	3,586,735

Other receivables	13,068,732	71,482,014	15,990,071
Less: Provision for allowance for expected credit losses - other receivables	-	(1,637,988)	(366,408)
	13,068,732	69,844,026	15,623,663

Deposits	4,122,755	749,474	167,652
Prepayments	466,629	47,525,380	10,631,125
	17,658,116	118,118,880	26,422,440
Total trade and other receivables	28,949,592	134,153,017	30,009,175

Movement in provision for allowance for expected credit losses on trade receivables is as follows:

At beginning of the year	1,757,638	2,518,122	563,288
Additions	1,571,162	2,458,381	549,924
Write off	(814,189)	(2,891,410)	(646,790)
Currency realignment	3,511	11,978	2,679
At end of the year	2,518,122	2,097,071	469,101

Movement in provision for allowance for expected credit losses on other receivables is as follows:

At beginning of the year	-	-	-
Additions	-	1,651,127	369,347
Currency realignment	-	(13,139)	(2,939)
At end of the year	-	1,637,988	366,408

The average credit period for services rendered is 30 (2023: 30) days. No interest is charged on the outstanding balances.

	December 31, 2023	December 31, 2024
	RM	RM	US$
Not past due	5,961,854	10,264	2,296
Past due (i)	7,847,744	18,120,944	4,053,540
Less: Provision for allowance for expected credit losses	(2,518,122)	(2,097,071)	(469,101)
	11,291,476	16,034,137	3,586,735

A majority of the Company’s trade receivables that are neither past due nor impaired are with creditworthy counterparties with good track record of credit history.

(i)	Aging of receivables that are past due the average credit period:

	December 31, 2023	December 31, 2024
	RM	RM	US$
< 30 days	790,489	3,687,161	824,795
31 days to 60 days	4,240	454,020	101,561
61 days to 210 days	5,015,219	6,244,299	1,396,810
211 days to 240 days	-	3,540,879	792,072
241 days to < 1 year	2,037,796	4,194,585	938,302
Total (ii)	7,847,744	18,120,944	4,053,540

(ii)	These amounts are stated before any deduction for provision for allowance for ECL and are not secured by any collateral or credit enhancements.

In determining the recoverability of trade and other receivables, the Company considers any changes in the credit quality of the trade receivables from the date credit was initially granted up to the reporting date. There was no significant change in credit quality for the Company’s trade and other receivables balances which are past due and partially impaired.

The allowance for ECL has been determined by taking into consideration recovery prospects and past doubtful experience.

As part of the Company’s credit risk management, the Company assesses the impairment for its customers based on different group of customers which share common risk characteristics that are representative of the customers’ abilities to pay all amounts due in accordance with the contractual terms.

Allowance for ECL on trade and other receivables has been measured at an amount equal to lifetime ECL. The ECL on trade and loan receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate.

As of December 31, 2024, the provision matrix applies the following ECL rates to trade receivables, based on the age of the receivables ranged from 3.71% to 13.03%: For other receivables, the Company applies the ECL rate ranged from 3.00% to 15.00%

In addition to the general provision matrix, the Company assesses certain specific trade and other receivables individually. This individual assessment is based on direct contact with the debtor, historical payment behavior, and other relevant factors to determine whether there are specific recoverability issues.

The Company assesses ECL on an annual basis to ensure that the ECL allowance remains appropriate and reflective of current credit risk conditions. There have been no changes in estimation techniques or significant assumptions used in calculating ECL during the current reporting period. A receivable is written off when there is objective evidence that the debtor is experiencing significant financial hardship and there is no reasonable expectation of recovery. Indicators of such conditions include the debtor entering liquidation or significant deterioration in creditworthiness with no expected future cash flows.

The following table details the provision for ECL based on the Company’s provision matrix, based on past due status is not further distinguished between the Company’s different customer base:

	Trade receivables – days past due
	Not past due	1 to 30 days	31-60 days	61-210 days	211 - 240 days	Over 241 days	Total
	RM	RM	RM	RM	RM	RM	RM
Lifetime ECL – December 31, 2023	-	-	-	480,326	-	2,037,796	2,518,122
Lifetime ECL – December 31, 2024	-	135,192	54,898	953,938	670,538	282,505	2,097,071

The currency profiles of the Company’s trade and other receivables at the end of the reporting date are as follows:

	December 31, 2023	December 31, 2024
	RM	RM
United States dollar	5,743,323	18,233,446

As of December 31, 2024, prepayment mainly consists of:

1.	Advance payment for IT and AI related consultancy services to a third-party vendor for a total cost of US$ 7 million.

2.	The development of Vendor and Customer relationship management system (“VCRM”) by a third-party company. This VCRM will streamline vendor onboarding, customer engagement, relationship tracking, performance reporting, and communication while ensuring high usability, data accuracy, and system scalability. The system is estimated to be completed within 2 years. The total contract value sum is US$ 1.7 million, which is settle via issuance of the Company ordinary shares (Note 17).

3.	The development of Cloud Management Platform Development (“CMP”) was outsourced to a third-party company at a total cost of US$ 1.8 million, which is settle via issuance of the Company ordinary shares (Note 17).. The CMP will enable centralized monitoring, providing, billing and management of multi-cloud environments with robust user control, automation, and analytics capabilities. The system is estimated to be completed within 2 years.

4.	Legal service from a third-party US legal entity for total cost of US$ 1.4 million.

Other receivables primarily consist of third parties who purchased shares from the Company that were acquired through its IPO projects.

11	LOAN RECEIVABLES

	December 31, 2023	December 31, 2024
	RM	RM	US$

Personal loans	2,912,547	153,912	34,429
Term loans	46,158,848	93,551,807	20,926,943
	49,071,395	93,705,719	20,961,372
Less: Unearned interest	(12,222,634)	(17,887,877)	(4,001,404)
	36,848,761	75,817,842	16,959,968
Less: Provision for allowance for expected credit losses on loan receivables	(272,225)	(510,281)	(114,147)
	36,576,536	75,307,561	16,845,821
Movement in provision for allowance for expected credit losses on loan receivables as follows:

At beginning of the year	-	272,225	60,895
Additions	272,225	238,056	53,252
At end of the year	272,225	510,281	114,147

	December 31, 2023	December 31, 2024
	RM	RM	US$

Current asset	15,378,236	45,971,489	10,283,529
Non-current asset	21,198,300	29,336,072	6,562,292
	36,576,536	75,307,561	16,845,821

Loans receivables bears interest of 5% to 18% (2023: 18%) per annum and is due within the next one to five years.

The average credit period for services rendered is 30 (2023: 30) days. No interest is charged on the outstanding balances.

	December 31, 2023	December 31, 2024
	RM	RM	US$
Not past due	35,253,705	73,517,552	16,445,408
Past due (i)	1,595,056	2,300,290	514,560
	36,848,761	75,817,842	16,959,968
Less: Provision for allowance for expected credit losses on loan receivables	(272,225)	(510,281)	(114,147)
	36,576,536	75,307,561	16,845,821

A majority of the Company’s loan receivables that are neither past due nor impaired are with creditworthy counterparties with good track record of credit history.

(i)	Aging of loan receivables that are past due the average credit period:

	December 31, 2023	December 31, 2024
	RM	RM	US$
< 30 days	1,482,120	208,557	46,653
31 days to 60 days	103,416	974,151	217,911
61 days to 210 days	9,520	990,446	221,556
211 days to 240 days	-	127,136	28,440
241 days to < 1 year	-	-	-
Total (ii)	1,595,056	2,300,290	514,560

(ii)	These amounts are stated before any deduction for provision for allowance for ECL and are not secured by any collateral or credit enhancements.

In determining the recoverability of loan receivables, the Company considers any changes in the credit quality of the loan receivables from the date credit was initially granted up to the reporting date. There was no significant change in credit quality for the Company’s loan receivables balances which are past due and partially impaired.

The allowance for ECL in loan receivables has been determined by taking into consideration recovery prospects and past doubtful experience.

As part of the Company ’s credit risk management, the Company assesses the impairment for its customers based on different group of customers which share common risk characteristics that are representative of the customers’ abilities to pay all amounts due in accordance with the contractual terms.

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

The Company has recognized 2.71% ECL against past due loan receivables and 0.5% ECL against not past due receivables. For specific and individual loan receivables, the Company has access them individually to decide whether the loan receivables have recoverable issues based on the closely contact and past experience to justify it.

The Company assesses ECL on an annual basis to ensure that the ECL allowance remains appropriate and reflective of current credit risk conditions. There have been no changes in estimation techniques or significant assumptions used in calculating ECL during the current reporting period. A loan receivable is written off when there is objective evidence that the debtor is experiencing significant financial hardship and there is no reasonable expectation of recovery. Indicators of such conditions include the debtor entering liquidation or significant deterioration in creditworthiness with no expected future cash flows.

The following table details the provision for ECL based on the Company’s provision matrix, based on past due status is not further distinguished between the Company’s different customer base:

	Loan receivables – days past due
	Not past due	1 to 30 days	31-60 days	61-210 days	211 – 240 days	Over 241 days	Total
	RM	RM	RM	RM	RM	RM	RM
Lifetime ECL – December 31, 2023	237,382	31,125	3,102	616	-	-	272,225
Lifetime ECL – December 31, 2024	460,365	4,526	21,139	21,492	2,759	-	510,281

12	CASH AND BANK BALANCES

	December 31, 2023	December 31, 2024
	RM	RM	US$
Cash and bank balances	4,637,260	35,214,258	7,877,205
Fixed deposit	-	1,000,000	223,694
Cash at share trading accounts	19	-	-
Total	4,637,279	36,214,258	8,100,899

Cash at share trading accounts are readily convertible to a known amount of cash which are subject to an insignificant risk of changes in value.

Fixed deposit bear interest at 3.2% (2023: Nil) per annum and mature in 30 (2023: Nil) days.

The currency profiles of the Company’s cash and cash equivalents at the end of the reporting date are as follows:

	December 31, 2023	December 31, 2024
	RM	RM
Singapore dollar	15,101	-
United States dollar	1,379,856	28,189,995

13	TRADE AND OTHER PAYABLES

	December 31, 2023	December 31, 2024
	RM	RM	US$
Trade payables	2,326,371	11,237,702	2,513,802
Accruals	6,901,199	7,389,605	1,653,008
Sundry payables	2,592,465	1,110,105	248,323
Advance from a director - subsidiaries	7,563,894	-	-
	19,383,929	19,737,412	4,415,133

Trade payables as of December 31, 2024 mainly consist of amount owing to Treasure Global Inc. (“TGL”) as part of the partnership agreement signed on August 1, 2024 between the Company and TGL, in which TGL shall periodically provide funds and its customer database access to the Company to support its credit service activities in exchange of long term profit sharing.

Accruals consist mainly of staff salaries and consultant fees for which services have been performed but not been billed.

Sundry payables consist mainly of audit fees, secretarial fees, renovation expenses and other professional fees.

Advances from a director - subsidiaries is unsecured, interest-free and repayable on demand in cash.

The currency profiles of the Company’s trade and other payables at the end of the reporting date are as follows:

	December 31, 2023	December 31, 2024
	RM	RM
United States dollar	1,416,836	869,929

14	LEASE LIABILITIES

The Company has lease contracts for office premises and motor vehicles. The Company’s obligations under these leases are secured by the lessor’s title to the leased assets. The Company is restricted from assigning and subleasing the leased assets.

The Company also has certain leases with lease terms of 12 months or less. The Company applies the ’short-term lease’ recognition exemptions for these leases.

Carrying amount of lease liabilities is as follows:

	December 31, 2023	December 31, 2024
	RM	RM	US$
At beginning of the year	744,959	1,255,340	280,811
Additions	886,093	-	-
Finance cost	30,288	30,413	6,803
Payment	(406,000)	(749,373)	(167,630)
At end of the year	1,255,340	536,380	119,984

Lease liabilities:
- Not later than one year	710,367	368,501	82,431
- More than one year to five years	544,973	167,879	37,553
	1,255,340	536,380	119,984

Details of the carrying amounts of right-of-use assets recognized and the movements during the financial year are disclosed in Note 7 to the financial statements.

The lease liabilities at the end of the reporting period bear weighted average incremental borrowing rate of 4.31% (2023: 4.31%) per annum.

Amount recognized in profit or loss as is follows:

	December 31, 2023	December 31, 2024
	RM	RM	US$
Depreciation of right-of-use asset	424,837	664,498	148,644
Interest expense on lease liabilities	30,288	30,413	6,803
Lease expense not capitalised in lease liabilities:
- Expense relating to short-term leases	232,081	449,408	100,530
Total amount recognised in profit or loss	687,206	1,144,319	255,977

15	BANK AND OTHER BORROWINGS

	December 31, 2023	December 31, 2024
	RM	RM	US$
Bank borrowings
- Current	77,277	117,300	26,239
- Non-current	245,322	98,059	21,936
	322,599	215,359	48,175

Other borrowings – current	600,000	600,000	134,216

Total borrowings	922,599	815,359	182,391

The Company borrowings is presented as :
Current	677,277	717,300	160,455
Non-current	245,322	98,059	21,936
	922,599	815,359	182,391

Notes:

(A)	Bank borrowings:

This is made up of the following loans:

Loan 1 :

A principal amount of RM 150,000 from a financial institution, which charged an interest rate at 5.00% (2023: 5.00%) per annum and repayable over 60 months in equal monthly instalments (principal and interest) of RM 3,318. The maturity date is June 2023.

As of the end of the reporting period, the loan has been fully settled.

Loan 2 :	A principal amount of RM 200,000 from a financial institution, which charged an interest rate at 3.50% (2023: 3.50%) per annum and repayable over 60 months in equal monthly instalments (principal and interest) of RM 3,639. The maturity date is June 2026.

Loan 3 :	A principal amount of RM 300,000 from a financial institution, which charged a fixed interest rate at 3.50% (2023: 3.50%) per annum and repayable over 60 months in equal monthly instalments (principal and interest) of RM 6,136. The maturity date is October 2026.

The bank borrowings of the Company are secured against:

a)	Guarantee in favour of the lender by Credit Guarantee Corporation (“CGC”) under the portfolio guarantee scheme for 70% of the approved limit;

b)	Corporate guarantee in favour of the lender by a company which Khoo Ter Kern @ Stanley Khoo, the director has interests;

c)

Assignment of single premium reducing term plan issued by Sun Life Malaysia Assurance Berhad under Khoo Ter Kern @ Stanley Khoo, a director of the Company, for the sum insured of not less than RM 150,000 to the lender; and

d)	Jointly and severally guaranteed in favour of the lender by Khoo Ter Kern @ Stanley Khoo, a director of the Company.

(B)	Other borrowings

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

16	WARRANT LIABILITIES

As of December 31, 2024, the Company had issued three types of warrants that are classified as financial liabilities in accordance with IFRS 9 – Financial Instruments and IAS 32 – Financial Instruments: Presentation.

Pursuant to an advisory agreement entered with Exchange Listing, LLC, a Nevada limited liability company, the Company issued a total of 250,000 warrants on March 26, 2023, exercisable at US$ 4.00 per share.

On January 17, 2024, the Company issued an aggregate of 2,200,000 ordinary shares, together with Series A Warrants and Series B Warrants, each to purchase up to 2,200,000 ordinary shares. The Series A Warrants have a term of five years and are exercisable at US$ 1.25 per share, while the Series B Warrants have a term of 18 months, also exercisable at US$ 1.25 per share.

Management assessed the classification of these instruments in accordance with the provisions of IAS 32 – Financial Instruments: Presentation. Under IAS 32, a contract that may result in the issuance of a variable number of shares does not meet the definition of an equity instrument and must instead be classified as a derivative financial liability, measured at fair value through profit or loss.

As the warrants contain contingent settlement provisions that could result in variability in the settlement amount depending on the occurrence of uncertain future events, they do not qualify for equity classification. Accordingly, these warrants have been recognized as derivative financial liabilities, with changes in fair value recognized in the consolidated statement of comprehensive income at each reporting date.

Type of Warrants	Issued	Exercise	Remaining
December 31, 2024
Series A	2,200,000	1,246,992	953,008
Series B	2,200,000	1,271,992	928,008
Existing Listing	250,000	229,453	20,547

Type of Warrant	Issued	Exercise	Remaining
December 31, 2023
Exchange Listing	250,000	229,453	20,547

The Company applied a Black-Scholes pricing model to estimate the fair value of the warrant liabilities. The significant inputs into the model are shown below.

	December 31, 2023	December 31, 2024
Exchange Listing

Share price	2.26	US$	2.26
Exercise price / warrant	4.00	US$	4.00
Expected volatility	130.14%		130.14%
Dividend yield	Nil		Nil
Expected term (years)	4.24 years		4.24 years
Annual risk-free interest rate	3.918%		3.918%

	December 31, 2023	December 31, 2024
Series A

Share price	-	US$	1.08
Exercise price / warrant	-	US$	1.25
Expected volatility	-		236.94%
Dividend yield	-		Nil
Expected term (years)	-		4.00 years
Annual risk-free interest rate	-		3.918%

	December 31, 2023	December 31, 2024
Series B

Share price	-	US$	1.08
Exercise price / warrant	-	US$	1.25
Expected volatility	-		236.94%
Dividend yield	-		Nil
Expected term (years)	-		0.5 years
Annual risk-free interest rate	-		3.918%

Movement of the fair value of the warrant liabilities during the year is as follows:

	December 31, 2023	December 31, 2024
	RM	RM	US$

At beginning of the year	-	1,964,335	439,409
Exercised	-	(1,913,443)	(428,025)
Fair value change	1,964,335	151,891	33,977
Currency realignment	-	(53,896)	(12,056)
At end of the year	1,964,335	148,887	33,305

17	SHARE CAPITAL

	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	Number of ordinary shares *	Number of ordinary shares *	RM	RM	US$
Paid up capital:
At January 1	35,104	38,797	13,127,427	44,009,131	9,844,562
Issuance of shares (1)	1,307		3,349,620
Issuance of shares (2)	752		7,341,927
Issuance of shares (3)	311		4,068,333
Issuance of shares (4)	613		6,921,300
Issuance of shares (5)	388		4,451,733
Issuance of shares (6)	293		4,518,500
Issuance of shares (7)	29		230,291
Issuance of shares (8)		2,245		11,184,232	2,501,841
Issuance of shares (9)		2,571		21,054,616	4,709,783
Issuance of shares (10)		8,164		22,764,893	5,092,362
Issuance of shares (11)		3,203		6,461,095	1,445,306
Issuance of shares (12)		3,981		18,692,919	4,181,487
Issuance of shares (13)		11,420		12,356,011	2,763,961
Issuance of shares (14)		1,733		12,968,353	2,900,938
Issuance of shares (15)		393,134		81,967,497	18,335,607
Issuance of shares (16)		9,285		3,402,472	761,111
Issuance of shares (17)		101,958		60,378,929	13,506,382
Issuance of shares (18)		2,416		1,330,718	297,673
Issuance of shares (19)		161,742		37,825,576	8,461,340
Issuance of shares (20)		8,539		7,120,551	1,592,822

At December 31	38,797	749,188	44,009,131	341,516,993	76,395,175

*	Giving retroactive effect to the 1 to 49 reverse share split effected on November 5, 2024 and 1 to 20 reverse share split effected on April 3, 2025

(1)	On April 12, 2023, 1,307 (1,280,000 prior to both reverse share splits) ordinary shares were issued in our initial offering at US$ 3,920 (US$ 4.00 per ordinary share prior to both traverse share splits), before deduction the discounts and expenses.

(2)	In April, 2023, 752 (736,169 prior to both reverse share splits) ordinary shares were issued to Exchange Listing, LLC pursuant to their consulting agreement with the Company

(3)	In May 2023, 234 (229,453 prior to both reverse share splits) and 77 (74,793 prior to both reverse share splits) ordinary shares were issued to Exchange Listing, LLC and Boustead Securities, LLC pursuant to the exercise of warrants, respectively.

(4)	In May 2023, 613 (600,000 prior to both reverse share splits) ordinary shares were issued to Globexus Holding Corp as part of share-swap arrangement for 500 Globexus Holding Corp’s ordinary shares.

(5)	On April 12, 2023, 388 (380,000 prior to both reverse share splits) ordinary shares were issued, in aggregate, to certain of our executive officers and employees pursuant to their employment agreements

(6)	In August 2023, 293 (286,533 prior to both reverse share splits) ordinary shares were issued to ZCity Sdn. Bhd. as consideration for services rendered to the Company.

(7)	In October 1, 2023, 29 (28,372 prior to both reverse share splits) ordinary shares were issued to Outside The Box Capital Inc. as consideration for services rendered to the Company.

(8)	In January 2024, 2,245 (2,200,000 prior to both reverse share splits) ordinary shares were issued as part of our following offering at US$1,225 (US$ 1.25 per ordinary share prior to both reverse share splits), before deduction the discounts and expenses.

(9)	During February 2024 to April 2024, 2,571 (2,518,984 prior to both reverse share splits) ordinary shares were issued, in aggregate, to pursuant to the exercise of warrants.

(10)	In May 2024, 8,164 (8,000,000 prior to both reverse share splits) were issued to several third-party companies as prepayment for the development of proprietary softwares. The software under development - Vendor and Customer Relationship Management (“VCRM”) system and Cloud Management Platform (“CMP”).

(11)	In August 2024, 3,203 (3,138,113 prior to both reverse share splits) ordinary shares were issued for At-The-Market offering at the price ranged from US$245 to US$794 (US$ 0.25 to US$ 0.81 prior to both reverse share splits), before deduction the discounts and expenses.

(12)	On July 2 and July 12, 2024, 444 and 3,537 (434,783 and 3,465,820 prior to both reverse share splits, respectively) ordinary shares, were issued Boustead Securities LLC and Cogia GmbH as consideration for the acquisition of Socializer Messenger, an intellectual property that provides a highly secure messaging platform

(13)	In March 2024, 11,420 (11,191,047 prior to both reverse share splits) ordinary shares were issued to Sichenzia Ross Ference Carmel LLP as consideration for services rendered to the Company.

(14)	In April 2024, 1,733 (1,697,447 prior to both reverse share splits) ordinary shares were issued to Exchange Listing, LLC at US$1,696 (US$ 1.73 per share prior to both reverse share splits) as a true up shares.

(15)	During August 8, 2024, until December 26, 2024, 56,915 (55,775,747 prior to both reverse share splits) and 336,219 (6,724,360 prior to 1 to 20 reverse share split) ordinary shares were issued to Alumni Capital LP, in aggregate, to pursue the purchase and sale of securities agreement signed with Alumni Capital LP in August 1, 2024

(16)	On September 24, 2024, US$ 1,000,000 convertible bridging notes had been converted to 9,285 (9,099,181 prior to both reverse share splits) ordinary shares at US$108 (US$ 0.11 per share prior to both reverse share splits).

(17)	In 2024, 52,898 (51,839,411 prior to both reverse share splits) and 49,060 (981,194 prior to 1 to 20 reverse share split) ordinary shares were issued to Codetext Limited as prepayment for services rendered to the Company.

(18)	On December 11, 2024, the Company issued 2,416 (48,316 prior to 1 to 20 reverse share split) ordinary shares to 3 independent directors as gratuity payment for their past services upon their resignation.

(19)	From July 16, 2024 until December 5, 2024, 13,682 (13,408,550 prior to both reverse share splits) and 148,060 (2,961,189 prior to 1 to 20 reverse share split) ordinary shares were issued to various investors between US$490 to US$1,843 (US$ 0.50 to US$ 1.88 per share prior to both reverse share splits).

(20)	From January 1, 2024 until December 13, 2024, 1,428 (1,398,625 prior to both reverse share splits) and 7111 (142,224 prior to 1 to 20 reverse share split) ordinary shares were issued to executive director and independence director pursuant to their employment agreements.

18	CAPITAL RESERVE

This is in relation to merger reserves.

The merger reserve represents effects of changes in ownership interests in subsidiaries when there is no change in control. Under merger accounting, the assets, liabilities, revenue, expenses and cash flows of all the entities within the Company are combined after making such adjustments as are necessary to achieve consistency of accounting policies. This manner of presentation reflects the economic substance of combining companies, which were under common control throughout the relevant period, as a single economic enterprise.

19	FAIR VALUE RESERVE

Fair value reserve represents the cumulative fair value changes, net of tax, of financial assets, FVOCI until it is disposed of and is distributable.

20	TRANSLATION RESERVE

The translation reserve comprises all foreign exchange differences arising from the translation of the consolidated financial statements of foreign operations whose functional currency is different from that of the Company’s presentation currency and is non-distributable.

21	REVENUE

	December 31, 2022	December 31, 2023	December 31, 2024
	RM	RM	RM	US$
Business strategy consultancy	1,793,030	55,373,393	65,079,699	14,557,914
Technology development	17,505,200	20,525,915	51,018,808	11,412,582
Solutions and consultancy	15,888,427	11,878,760	1,191,755	266,588
Interest income	-	1,897,005	5,430,828	1,214,842
Other revenue *	383,225	1,123,071	1,667,301	372,965
Total	35,569,882	90,798,144	124,388,391	27,824,891

	December 31, 2022	December 31, 2023	December 31, 2024
	RM	RM	RM	US$
Point in time	33,775,860	62,639,510	105,040,026	23,496,785
Over time	1,764,022	28,158,634	19,348,365	4,328,106
Total	35,539,882	90,798,144	124,388,391	27,824,891

*	Other revenue consist primarily of loan processing fees, management fees, and training fees.

22	OTHER INCOME

	December 31, 2022	December 31, 2023	December 31, 2024
	RM	RM	RM	US$
Interest income	49	7,323	18,507	4,140
Wage subsidy	29,900	-	-	-
Gain on disposal of unquoted investment, FVPL	1,542,200	-	-	-
Gain on disposal of property and equipment	6,501	-	-	-
Foreign exchange gain, net	-	-	931,340	208,335
IPO conference	-	502,949	-	-
Reimbursement income for expenses incurred	153,693	241,979	18,730	4,190
Others	-	-	111,430	24,926
Total	1,732,343	752,251	1,080,007	241,591

In 2022, the Wage Subsidy Program (“WSP”) is a financial assistance introduced in Malaysia paid to employers, to help employers affected economically by the COVID-19 pandemic to continue operations and avoid the loss of jobs and income streams.

In 2022, the gain on disposal of unquoted investment, FVPL related to the disposal of shares in DFA Robotics Co., Ltd to a third party.

23	COST OF SERVICES

	December 31, 2022	December 31, 2023	December 31, 2024
	RM	RM	RM	US$
Consultant fee	1,884,806	11,075,069	9,810,454	2,194,536
IT expenses	5,724,360	1,098,800	10,767,202	2,408,554
Subscription fee	14,125	140,982	48,691	10,892
Referral fee	-	2,534,502	809,764	181,139
Others	32,598	534,664	684,292	153,072
Total	7,655,889	15,384,017	22,120,403	4,948,193

The “consultant fee” refers to the Company costs incurred from assisting its clients, in engaging all the relevant professionals required during the listing process, including but not limited to legal counsel, auditors, finance consultants, US capital markets consultant, which such consultant fee payment shall be included and be treated as part of our consultation services for its clients during the IPO’s process.

The IT expenses refer to the costs incurred for the technology-related resources and services. These include hardware, cloud services, subcontractor cost, IT consultancy service from outside expert and so on. IT expenses have increased dramatically compared to the previous year due to the increase in IT projects and lack of internal resources, thus highly dependent on outside IT subcontractors.

Included in the others, RM 65,839 (US$ 14,728) is the discount given to personal loans, RM 318,851 (US$ 71,325) is the shared income paid to Zcity, and RM 75,000 (US$16,777) is payment to subcontractor.

24	EMPLOYEE BENEFIT EXPENSE

	December 31, 2022	December 31, 2023	December 31, 2024
	RM	RM	RM	US$
Wages and salaries	8,847,798	13,188,086	14,184,501	3,172,983
Defined contribution plans	895,795	1,125,737	910,271	203,622
Share-based compensation awards	-	4,451,733	273,635	61,210
Directors’ fees	193,000	5,919,444	15,011,568	3,357,992
Other short-term benefits	651,659	85,668	69,694	15,590
Total	10,588,252	24,770,668	30,449,669	6,811,397

Included in wages and salaries, share-based compensation awards, and directors' fees are amounts of RM1,559,705 (US$348,896), RM273,635 (US$61,211), and RM6,868,607 (US$1,536,464), respectively, which are payable in share capital (Note 17).

Included in the employee benefit expenses is remuneration and benefits to key management personnel of the Company (including the remuneration and benefits of certain executive directors).

	December 31, 2022	December 31, 2023	December 31, 2024
	RM	RM	RM	US$
Wages and salaries	2,449,284	3,258,912	3,752,046	839,309
Defined contribution plans	325,751	344,748	348,586	77,977
Share-based compensation awards	-	4,018,274	273,635	61,210
Directors’ fees	388,000	5,941,485	8,608,016	1,925,558
Other short-term benefits	7,676	9,269	8,327	1,863
Total	3,170,711	13,572,688	12,990,610	2,905,917

25	FINANCE COST

	December 31, 2022	December 31, 2023	December 31, 2024
	RM	RM	RM	US$
Interest expenses on:
Bank borrowings	25,560	13,954	10,060	2,250
Lease liabilities	24,768	30,288	32,325	7,231
Other borrowings	-	46,562	547,272	122,421
Bank charges for investment securities	776	1,783	42	10
Total	51,104	92,587	589,699	131,912

26	OTHER OPERATING EXPENSES

	December 31, 2022	December 31, 2023	December 31, 2024
	RM	RM	RM	US$
Regulatory compliance and statutory cost	326,926	160,920	152,845	34,190
Regulatory consultancy fee	149,757	-	-	-
License fee	134,434	140,128	149,243	33,385
Changes on fair value of warrant liabilities	-	-	151,891	33,977
Bank charges	29,578	85,355	99,323	22,218
Entertainment	369,969	933,865	572,912	128,157
Event fees	16,677	1,135,442	607,001	135,782
Foreign exchange loss, net	115,973	1,251,239	241,400	54,000
Fair value loss financial assets, FVPL	-	-	64,406	14,407
Loss on disposal of controlling interest in subsidiaries	-	-	1,786,102	399,540
Loss on disposal of property and equipment	29,267	-	-	-
Marketing expenses	363,107	1,566,434	5,192,986	1,161,638
Software and website usage fee	97,221	61,622	45,341	10,142
Staff welfare	448,358	877,423	3,549,785	794,064
Office expenses	326,041	1,554,652	1,393,873	311,801
Preliminary expenses written off	11,264	-	-	-
Property and equipment written off	12	-	-	-
Recruitment fees	96,470	137,192	236,624	52,931
Referral fees	-	-	456,060	102,018
Research and development expenses	-	-	1,824,240	408,071
Travelling expenses	524,295	1,428,044	1,724,408	385,739
Upkeep of office equipment	360,480	192,630	872,327	195,134
Net investment loss (1)	634,642	-	379,917	84,985
Total	4,034,471	9,524,946	19,500,684	4,362,179

(1)	Net investment loss is derived from the total net loss incurred from the trading of shares on recognized stock exchanges during the financial year.

27	INCOME TAX BENFIT/EXPENSE

	December 31, 2022	December 31, 2023	December 31, 2024
	RM	RM	RM	US$

Current income tax expense	917,273	-	182,847	40,902
Deferred tax	-	-	339,650	75,978
Over provision in prior year	(7,508,254)	(619,698)	(37,835)	(8,464)
Income tax (benefit)/expense	(6,590,981)	(619,698)	484,662	108,416

The tax on the Company’s profit before income tax differs from the theoretical amount that would arise using the Malaysia’s standard rate of income tax as follows

	December 31, 2022	December 31, 2023	December 31, 2024
	RM	RM	RM	US$

Profit before income tax	13,723,995	32,595,442	34,356,110	7,685,243

Tax calculated at tax rate of 24%	3,293,759	7,822,906	8,245,466	1,844,458
Effects of:
- Non-taxable income	(5,032,188)	(13,656,207)	(12,684,724)	(2,837,492)
- Unutilised tax losses forfeited	2,437,874	-	-	-
- Unabsorbed tax losses	-	5,346,477	1,754,860	392,552
- Expenses not deductible for tax purposes	217,828	486,824	2,867,245	641,384
	917,273	-	182,847	40,902
Deferred tax	-	-	339,650	75,978
Over provision in prior year	(7,508,254)	(619,698)	(37,835)	(8,464)
	(6,590,981)	(619,698)	484,662	108,416

As at December 31, 2024, the Company had unutilised tax losses carried forward of RM 7.3 million (2023: RM 22.0 million) for which no deferred tax asset has been recognised. These losses relate to subsidiaries that have been loss-making for several years, and no convincing evidence is currently available that taxable profit will be available against which the tax losses can be utilised.

The tax losses can be carried forward for 7 years, as applicable under Malaysia law. The potential deferred tax asset not recognised amounts to RM 1.7 million (2023: RM 5.3 million), calculated at the applicable tax rate of 24%.

Management will continue to review the future profitability of the entities concerned to assess whether the recognition criteria for deferred tax assets are met.

28	OPERATING LEASE

	December 31, 2022	December 31, 2023	December 31, 2024
	RM	RM	RM	US$

Short-term leases	257,243	232,081	449,408	100,530

The Company has elected not to recognise right-of-use assets and lease liabilities for certain short-term leases that have lease terms of 12 months or less. Lease payments relating to these leases are expensed to profit or loss on a straight-line basis over the lease term.

29	SIGNIFICANT RELATED PARTY TRANSACTIONS

Related companies in these financial statements refer to members of the ultimate holding company’s group of companies.

Some of the Company’s transactions and arrangements are between members of the Company and the effect of these on the basis determined between the parties is reflected in these financial statements. The intercompany balances are unsecured, interest-free and repayable on demand, unless otherwise stated.

	December 31, 2022	December 31, 2023	December 31, 2024
	RM	RM	RM	US$
Balance with related parties (common shareholders)

Trade receivables

Hoo Voon Him	-	988,191	-	-
V Invesco Sdn Bhd	1,305,724	1,361,127	-	-

Non-trade receivables
Elmu E Sdn Bhd	3,000	-	-	-
Biosecure Integrators Sdn Bhd	4,000	-	-	-

Total amount due from related parties	1,312,724	2,349,318	-	-

Non-trade payables

Hoo Voon Him	966,797	204,469	282,460	63,185
Stanley Khoo	-	-	1,895,120	423,926
Noraini Binti Aripin	472,000	930,890	-	-
V Consortium Sdn Bhd	100,000	-	-	-
V Invesco Sdn Bhd	202,574	-	-	-
V Capital Sdn Bhd	1,845,275	165,000	-	-

Amount due to related parties	3,586,646	1,300,359	2,177,580	487,111

Amount due to related parties are not expected to be repaid within the next 12 months.

Transactions with related parties

The following represents the significant related party transactions for the years ended December 31, 2022, 2023 and 2024.

				December 31, 2022	December 31, 2023	December 31, 2024
	Relationship	Nature	Description	RM	RM	RM	US$
V Capital Sdn Bhd	Common shareholder	Trade nature	Purchase of services	-	2,800,000	-	-
V Capital Sdn Bhd	Common shareholder	Non-trade nature	Advances paid by V Capital Sdn Bhd	(1,845,275)	(165,000)	-	-
V Invesco Sdn Bhd	Common shareholder	Non-trade nature	Advances paid to V Invesco Sdn Bhd	(202,574)	-	-	-
V Invesco Sdn Bhd	Common shareholder	Trade nature	Sale of services	1,304,478	-	-	-
Hoo Voon Him	Director	Non-trade nature	Advance receipt from Director	(966,797)	(204,469)	282,460	63,185
Hoo Voon Him	Director	Trade nature	Sales of business consultancy fee	-	(983,597)	-	-
Noraini Binti Aripin	Director	Non-trade nature	Advance receipt from Director	-	(930,890)	-	-
Stanley Khoo	Director	Non-trade nature	Amount due to Director	-	-	1,895,120	423,926

30	OPERATING SEGMENTS

Services from which reportable segments derive their revenues reported to the Company’s chief operating decision maker (CODM – Hoo Voon Him) for the purposes of resource allocation and assessment of segment performance focuses on the types of services provided. Management has chosen to organise the Company around differences in services. Revenue from business strategy consultancy and from Solutions and consultancy is aggregated and reported as one single operating segment for reporting purposes.

Segment revenues and results

	Revenue			Net profit
	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2022	December 31, 2023	December 31, 2024
	RM	RM	RM	RM	RM	RM

Business strategy consultancy	17,681,457	67,252,153	66,271,454	4,695,816	21,908,118	20,357,302
Technology development, solutions and consultancy	17,505,200	20,525,915	51,018,808	8,450,724	9,918,688	11,598,867
Interest income	-	1,897,005	5,430,828	-	1,036,516	2,472,194
Others	383,225	1,123,071	1,667,301	744,482	335,203	74,688
Total	35,569,882	90,798,144	124,388,391	13,891,022	33,198,525	34,503,051
Other gains and losses				(115,972)	(517,819)	424,251
Interest income				49	7,323	18,507
Finance cost				(51,104)	(92,587)	(589,699)
Profit before income tax				13,723,995	32,595,442	34,356,110
Income tax benefit/(expense)				6,590,981	619,698	(484,662)
Profit for the year				20,314,976	33,215,140	33,871,448

Revenue reported above represents revenue generated from external customers, there were no inter-segment sales in 2022, 2023 and 2024.

The accounting policies of the reportable segments are the same as the Company’s accounting policies described in Note 2. Segment profit represents the profit earned by each segment without allocation of central administration costs, finance income, finance cost and income tax expense. This is the measure reported to the chief operating decision maker for the purposes of resource allocation and assessment of segment performance.

Segment assets

	December 31, 2022	December 31, 2023	December 31, 2024
	RM	RM	RM

Business strategy consultancy	19,043,436	56,519,511	152,229,067
Technology development, solutions and consultancy	1,175,112	15,496,175	117,192,924
Interest income	-	38,007,733	12,474,902
Investments and others	12,962,743	8,024,218	127,411,770
	33,181,291	118,047,637	409,308,663
Unallocated assets	8,642,813	-	-
Consolidated total assets	41,824,104	118,047,637	409,308,663

No geographical segment information presented as Company’s operations are conducted predominantly in Malaysia.

31	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL RISKS MANAGEMENT

a)	Categories of financial instruments

The following table sets out the financial instruments as at the end of the reporting period:

	December 31, 2023	December 31, 2024
	RM	RM	US$
Financial assets
Cash and bank balances	4,637,279	36,214,258	8,100,899
Trade and other receivables (excluding prepayments)	28,482,963	86,627,637	19,378,051
Loan receivables	36,576,636	75,307,561	16,845,821
Finance assets, at fair value through other comprehensive income	38,368,829	127,618,662	28,547,482
Finance assets, at fair value through profit or loss	72,793	-	-

Financial liabilities
Trade and other payables	19,383,929	19,737,412	4,415,133
Bank and other borrowings	922,599	815,359	182,391
Amount due to related parties	1,300,359	2,177,580	487,111
Warrant liabilities	1,964,335	148,887	33,305

b)	Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

The Company does not have any financial instruments which are subject to enforceable master netting arrangements or similar netting agreements.

c)	Financial risk management policies and objectives

Management monitors and manages the financial risks relating to the operations of the Company to ensure appropriate measures are implemented in a timely and effective manner. These risks include market risk (including foreign currency risk and interest rate risk), credit risk and liquidity risk.

(i)	Market risk management

The Company’s activities are exposed primarily to the financial risks of changes in foreign currency exchange rates and interest rates. Management monitors risks associated with changes in foreign currency exchanges rates and interest rates and will consider appropriate measures should the need arise.

There has been no significant change to the Company’s exposure to market risk or the manner in which it manages and measures the risk.

(ii)	Foreign currency risk management

The Company also transacts business in foreign currencies other than its functional currencies, as further disclosed below, and is therefore exposed to foreign exchange risk.

The currency exposure of financial assets and financial liabilities denominated in currencies other than the Company’s functional currency is as follows:

	Assets		Liabilities
	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024
	RM	RM	RM	RM

Singapore Dollar	15,101	-	-	-
United States Dollar	7,123,179	46,423,441	1,416,836	869,929

Foreign currency sensitivity

The following table details the sensitivity to a 5% (2023: 5%) increase and decrease in the related foreign currencies against the functional currency (“RM”) with all the other variables held constant. 5% (2023: is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the possible change 5%) in foreign exchange rates.  The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 5% (2023: 5%) change in foreign currency rates.

	December 31, 2023	December 31, 2024
	RM	RM

Singapore Dollar	755	-
United States Dollar	285,317	2,277,676

(iii)	Interest rate risk management

The Company is exposed to interest rate risk as the Company has interest-bearing bank loans. The interest rates and terms of repayment of the loans are disclosed in Note 15. The Company currently does not have an interest rate hedging policy.

Interest rate sensitivity analysis

The sensitivity analysis below has been determined based on the exposure to interest rate for non-derivative instruments at the end of the reporting period.  A 50 (2023: 50) basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates on loans had been 50 (2023: 50) basis points higher/lower and all other variables were held constant, the Company’s profit for the year would decrease/increase by approximately RM 5,000 (2023: RM 1,700, 2022: RM 6,000).

(iv)	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. At the end of each reporting period, the Company’s maximum exposure to credit risk which will cause a financial loss to the Company due to failure to discharge an obligation by the counterparties arises from the carrying amount of the respective recognized financial assets as stated in the statements of financial position.

In order to minimise credit risk, the Company has delegated its finance team to develop and maintain the Company’s credit risk grading to categorise exposures according to their degree of risk of default. The finance team uses publicly available financial information and the Company’s own historical repayment records to rate its major customers and debtors. The Company’s exposure and the credit ratings of its counterparties are continuously monitored, and the aggregate value of transactions concluded is spread amongst approved counterparties.

The Company’s current credit risk grading framework comprises the following categories:

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

For trade and loan receivables, the Company has applied the simplified approach allowed in the accounting standard to measure the loss allowance at lifetime ECL. The Company determines the ECL on these items by using a provision matrix, estimated based on historical credit loss experience based on the past default experience of the debtor, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date. To measure the expected credit losses, trade receivables has been grouped based on shared credit risk characteristics (including high risk, normal risk and low risk type).

As at the end of the reporting period, the allowance for ECL is disclosed in Note 10 and 11 to the financial statements.

(v)	Liquidity risk management

Liquidity risk is the risk that the Company will encounter difficulty in meeting financial obligations due to shortage of funds.

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

The Company maintains sufficient cash and cash equivalents, and internally generated cash flows to finance their activities.

Liquidity risk analyses

Non-derivative financial liabilities

The following table details the remaining contractual maturity for non-derivative financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay. The table includes both interest and principal cash flows. The adjustment column represents the possible future cash flows attributable to the instrument included in the carrying amount of the financial liabilities on the statement of financial position.

	Weighted	On
	average	demand
	effective	or within	Within
	interest rate	1 year	2 to 5 years	Total
	%	RM	RM	RM

2024
Non-interest bearing	-	21,914,992	-	21,914,992
Fixed interest rate	3.5-5%	717,300	167,879	885,179
Variable interest rate	BLR+2.6%	98,059	117,300	215,359
Total		22,730,351	285,179	23,015,530

2023
Non-interest bearing	-	20,684,288	-	20,684,288
Fixed interest rate	3.5-5%	680,916	878,224	1,559,140
Variable interest rate	BLR+2.6%	43,668	81,282	124,950
Total		21,408,872	959,506	22,368,378

2022
Non-interest bearing	-	13,994,964	-	13,994,964
Fixed interest rate	3.5-5%	1,114,999	744,331	1,859,330
Variable interest rate	BLR+2.6%	16,543	-	16,543
Total		15,126,506	744,331	15,870,837

(vi)	Fair value of financial assets and financial liabilities

Management considers that the carrying amounts of Company’s financial assets and financial liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments. The fair value of other classes of financial assets and liabilities are disclosed in the respective notes to financial statements.

The fair value of non-current financial liabilities approximate their fair value due to frequent re-pricing of the interest rates, which are similar to other market instruments.

(d)	Capital risk management policies and objectives

Management manages its capital to ensure that the Company will be able to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce cost of capital.

The capital structure of the Company consists of equity attributable to owners of the Company, comprising issued share capital, capital reserve, fair value reserve, translation reserve and retained earnings, as disclosed in the notes to financial statements.

Management monitors capital based on debt-to-equity ratio. The debt-to-equity ratio is calculated as total debt divided by total equity. Total debt is calculated as borrowings plus trade and other payables

	December 31, 2023	December 31, 2024
	RM	RM	US$
Total debts	22,862,227	23,266,731	5,204,619
Total equity	92,969,863	385,893,045	86,321,816

Debt-to-equity %	24.59%	6.02%	6.02%

The Company is not subject to externally imposed capital requirements for the financial years ended December 31, 2023 and 2024.

The Company’s overall strategy remains unchanged from prior years.

(e)	Concentrations

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of accounts receivables. The Company conducts credit evaluations of their customers, and generally does not require collateral or other security from them. The Company evaluates their collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Company conducts periodic reviews of the financial condition and payment practices of their customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total revenue:

	December 31, 2022		December 31, 2023		December 31, 2024
	RM		RM		RM	US$
Amount of the Company’s revenue:
Customer A	19,139,493		22,178,443		NA	NA
Customer B	9,462,273		NA	*	NA	NA
Customer C	NA	*	30,728,922		NA	NA
Customer D	NA	*	7,572,345		NA	NA

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total trade receivable:

	December 31, 2023	December 31, 2024
	RM	RM	US$
Amount of the Company’s trade receivable:
Customer A	2,326,144	NA	NA

*	Revenue from relevant customer was less than 10% of the Company’s total revenue for the respective year.

32	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Company’s financial instruments, other than those with carrying amounts that reasonably approximate to fair value, are as follows:

	Carrying amount			Fair value
	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2022	December 31, 2023	December 31, 2024
	RM	RM	RM	RM	RM	RM

Assets
Financial assets, at fair value through profit or loss	72,295	72,793	-	72,295	72,793	-
Financial assets, at fair value through other comprehensive income	12,819,747	38,368,829	127,618,662	12,819,747	38,368,829	127,618,662

Liabilities
Warrant liabilities	-	1,964,335	148,887	-	1,964,335	148,887

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

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Company’s financial instruments:

Assets measured at fair value:

	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	RM	RM	RM	RM
December 31, 2023
Financial assets, at fair value through profit or loss	-	-	72,793	72,793
Financial assets, at fair value through other comprehensive income	36	-	38,368,793	38,368,829
Financial liabilities, at fair value through profit or loss	-	1,964,335	-	1,964,335

December 31, 2024
Financial assets, at fair value through profit or loss			-	-
Financial assets, at fair value through other comprehensive income	4,036,772		123,581,890	127,618,662
Financial liabilities, at fair value through profit or loss		148,887	-	148,887

The movement in the fair value measurements within Level 1 during the years are as follow:

	December 31, 2022	December 31, 2023	December 31, 2024
	RM	RM	RM	US$

Financial assets, at fair value through other comprehensive income
At January 1	34,221,879	12,819,747	36	8
Additions	-	369,967	-	-
Disposals	-	(13,891,379)	(35)	(8)
Fair value changes recognized in other comprehensive income/(loss)	(21,402,132)	701,701	-	-
At December 31	12,819,747	36	1	-

During the year, YY Group Holding Limited was successfully listed on Nasdaq, resulting in the fair value measurement moving from Level 3 to Level 1. The investment was subsequently disposed of within the same year.

There were no transfers between Level 1 and Level 2 during the financial year ended December 31, 2022, 2023 and 2024.

The movement in fair value measurements within Level 3 during the years are as follow:

	December 31, 2022	December 31, 2023	December 31, 2024
	RM	RM	RM	US$
Financial assets, at fair value through other comprehensive income
At January 1	-	-	38,368,793	8,582,855
Addition	-	50,122,334	208,299,477	46,595,266
Disposal	-	(13,531,633)	(77,345,259)	(17,301,642)
Fair value changes recognized in other comprehensive income	-	1,676,880	(40,274,575)	(9,009,166)
Currency realignment	-	101,212	(1,429,810)	(319,839)
At December 31	-	38,368,793	127,618,626	28,547,474

There were no transfers between Level 2 and Level 3 during the financial year ended December 31, 2024 and 2023.

	December 31, 2022	December 31, 2023	December 31, 2024
	RM	RM	RM	US$

Financial liabilities, at fair value through profit and loss
At January 1	-	-	1,964,335	439,409
Addition	-	6,158,836	17,506,418	3,916,074
Disposal	-	(4,194,501)	(19,270,975)	(4,310,794)
Currency realignment	-	-	(50,891)	(11,384)
At December 31	-	1,964,335	148,887	33,305

33	RECONCILIATIONS OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

	At beginning of year	Principal	Interest charges	Interest paid	At end of year
	RM	RM	RM	RM	RM
2024
Bank borrowings	322,599	(107,240)	10,060	(10,060)	215,359
Lease liabilities	1,255,340	(718,960)	32,413	(32,413)	536,380
Other borrowings	600,000	-	-	-	600,000
	2,177,939	(826,200)	42,385	(42,385)	1,351,739

	At beginning of year	Proceeds from borrowings	Principal payments	Interest charges	Interest paid	At end of year
	RM	RM	RM	RM	RM	RM
2023
Bank borrowings	443,174	-	(120,575)	13,954	(13,954)	322,599
Lease liabilities	744,959	886,093	(375,712)	30,288	(30,288)	1,255,340
Other borrowings	649,699	-	(49,699)	46,562	(46,562)	600,000
	1,837,832	886,093	(545,986)	90,804	(90,804)	2,177,939

34	EARNINGS PER SHARE

On November 5, 2024, the Company effected 49-for-1 reverse share split of its issued and outstanding ordinary shares. And subsequently on April 3, 2025, the Company effected another 20-for-1 reverse share split exercise. The reverse share split did not affect the total amount of shareholders’ equity.

In accordance with IAS 33, the weighted average number of outstanding shares used in the calculation of basic and diluted earnings per share for all prior periods presented has been retroactively adjusted to reflect both reverse share split excerises. This adjustment ensures comparability across all reporting periods.

The following table presents the impact of the reverse share splits on earnings per share:

Year ended	As Previously Reported	Adjusted for Reverse Share Split
Earnings per share – basic and diluted*

December 31, 2022 (RM)	0.59	614.70
December 31, 2023 (RM)	0.97	919.14

Weighted average number of ordinary shares used in computing earnings – basic and diluted*

December 31, 2022 (Number of ordinary shares)	34,412,259	35,115
December 31, 2023 (Number of ordinary shares)	36,802,804	38,804

35	SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after December 31, 2024 up through May 13, 2025, which is the date that these consolidated financial statements are available for distribution. Other than the events disclosed below:

●	In April 23, 2025, the Company completed the disposal of its wholly-owned subsidiary, Imej Jiwa Communication Sdn. Bhd. to a third party, as part of its strategic restructuring efforts.

●	On April 3, 2025, the Company effectuated a 1 for 20 reverse share split of its authorized share capital.

●	From January 15, 2025, until April 3, 2025, 871,843 (17,438,855 prior to 1 to 20 reverse share split) ordinary shares were issued to Alumni Capital LP, in aggregate, to pursue the purchase and sale of securities agreement signed with Alumni Capital LP in August 1, 2024

●	From January 8, 2025 until March 17, 2025, 743,494 (14,869,873 prior to 1 to 20 reverse share split) ordinary shares were issued to various investors between USD1.19 to USD2 per share.

●	From January 7, 2025 and April 4, 2025, 368,612 (7,372,241 prior to 1 to 20 reverse share split) and 194,315 after share split ordinary shares were issued to executive director and C-suites management employees as performance bonus.

●	On January 9, 2025, 1,969 (39,370 prior to 1 to 20 reverse share split) ordinary shares were issued to W Capital Market Pte. Ltd. Pursuant to the engagement letter for its as Arranger.