Form 20-F
period 2025-12-31
VCI Global Ltd
filed 2026-07-15
CIK 1930510

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Suite 33.03 of Level 33, Menara Exchange 106, Lingkaran TRX, Tun Razak Exchange,

55188 Kuala Lumpur, Malaysia

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

An aggregate of 26,310,352 ordinary shares, no par value per share.

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

Effect of Rounding

Certain amounts and percentages included in this annual report, included in the section of this Annual Report on Form 20-F (the “annual report”) entitled “Item 5. Operating and Financial Review and Prospects” have been rounded for ease of presentation. The percentage figures included in this annual report have not been calculated in all cases on the basis of the rounded figures but on the basis of the original amounts prior to rounding. For this reason, certain percentage amounts in this annual report may vary from those obtained by performing the same calculations using the figures in our audited consolidated financial statements. Certain other amounts that appear in this annual report may not sum due to rounding.

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

In this annual report, unless the context otherwise requires, references to:

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

●

unless otherwise noted: (i) all industry and market data in this annual report is presented in U.S. dollars, (ii) all financial and other data related to VCI in this annual report is presented in U.S. dollars, (iii) all references to “$” or “US$” in this annual report (other than in our financial statements) refer to U.S. dollars and (iv) all references to “RM” or “MYR” in this annual report refer to Malaysian Ringgits.

This annual report includes our audited consolidated financial statements for the fiscal years ended December 31, 2025, 2024, and 2023. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. Certain amounts included in this annual report were originally denominated in Malaysian Ringgit (“MYR”) and have been translated into United States dollars (“US$”) for presentation purposes. Such translations are based on exchange rates prevailing as of specified dates or for specified periods. Fluctuations in the exchange rate between MYR and US$ may affect the value of our assets, liabilities, revenues, expenses and cash flows expressed in United States dollars.

This annual report contains translations of certain MYR amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	December 31,
US$ Exchange Rate	2024	2023
At the end of the year – MYR	MYR4.4704 to $1.00	MYR4.5893 to $1.00
Average rate for the year – MYR	MYR4.5606 to $1.00	MYR4.5680 to $1.00

December 31,
RM Exchange Rate	2025
At the end of the year – US$	$0.2474 to MYR1.00
Average rate for the year – US$	$0.2336 to MYR1.00

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

Since we generate a substantial portion of our revenues in Malaysia, while our reporting currency is US$, we are exposed to fluctuations in the value of MYR against the US$. To the extent the US$ strengthens relative to the MYR, our revenues, profits, and asset values reported in US$ may be adversely affected upon translation from MYR into US$. Conversely, fluctuations in foreign exchange rates may also affect the comparability of our financial results between periods.

Foreign exchange rates may also impact international trade and economic conditions, as fluctuations in currencies may affect the relative value of goods and services between trading countries. We currently do not undertake hedging activities to mitigate foreign exchange or transaction risks and are therefore exposed to fluctuations in the value of the MYR against the US$. Consequently, short-term or long-term exchange rate movements or exchange controls may have a material adverse effect on our business, financial condition, results of operations, cash flows and liquidity.

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

Share-based payment may cause shareholding dilution to our existing shareholders and potentially have a material and adverse effect on our financial performance.

We adopted employee incentive plans for the benefit of our employees as remuneration for their services provided to us to incentivize and reward the eligible persons who have contributed to the success of our Company. For the years ended December 31, 2024 and 2025, we incurred share-based payment expenses of US$61,210 and US$6,651,698, respectively. To further incentivize our employees to contribute to us, we may grant additional share-based compensation in the future. Issuance of additional shares with respect to such share-based payment may dilute the shareholding percentage of our existing shareholders. Expenses incurred with respect to such share-based payment may also increase our operating expenses and therefore have a material and adverse effect on our financial performance.

We are exposed to substantial volatility, impairment, and liquidity risks as a result of our digital asset treasury activities and token holdings.

A significant part of our recent strategic initiatives involves the acquisition, holding, and management of digital assets, including OOB/OOBT tokens. The market prices of digital assets are highly volatile and may fluctuate significantly over short periods of time due to changes in market sentiment, trading activity, macroeconomic conditions, exchange outages, cybersecurity incidents, protocol developments, legal and regulatory actions, and other factors that are beyond our control. Because digital assets may experience sharp declines in value, our results of operations, financial condition, and the market price of our securities may be materially adversely affected by realized or unrealized losses, impairment charges, or adverse fair value adjustments.

In addition, digital asset markets may be thin, fragmented, or subject to limited liquidity, particularly during periods of market stress. If we need to sell digital assets, pledge them, or otherwise monetize them at a time when liquidity is limited, we may be unable to do so on acceptable terms or at all. Market dislocations, delistings, exchange suspensions, or abrupt changes in trading availability could further impair our ability to value or dispose of our holdings. Any such events could materially adversely affect our business, financial condition, and results of operations.

Our digital assets and token-related activities are subject to custody, wallet, private-key, and cybersecurity risks, and any loss, compromise, or theft could result in the loss of some or all of our assets.

Digital assets are generally controllable only by the possessor of the applicable private keys or through custodial arrangements with third parties. As a result, our digital asset activities expose us to risks of loss arising from theft, hacking, phishing, insider misconduct, operational error, smart contract vulnerabilities, compromised credentials, or the loss, destruction, or unauthorized use of private keys, seed phrases, wallets, custodial accounts, or related access mechanisms. If any of these events were to occur, we could lose some or all of our digital assets, and such losses may be irreversible.

We also rely on third-party custodians, exchanges, wallet providers, and other infrastructure providers in connection with certain digital asset activities. These service providers may not be subject to the same regulatory standards, operational controls, insurance coverage, segregation requirements, or insolvency protections applicable to traditional financial intermediaries. A failure, compromise, insolvency, or service disruption affecting any such provider could impair our access to digital assets, delay transactions, result in losses, or expose us to litigation, investigations, or reputational harm.

The legal and regulatory treatment of digital assets, tokenized arrangements, stablecoins, and related activities remains uncertain and may change rapidly in ways that adversely affect us.

The legal status of digital assets and related activities under U.S. and non-U.S. law is evolving and remains uncertain. Depending on the facts and circumstances, particular crypto assets, token-related arrangements, or associated transactions may be treated differently for purposes of securities, commodities, payments, money transmission, AML/sanctions, custody, tax, accounting, consumer protection, market conduct, or other laws and regulations. The SEC issued an interpretation in March 2026 addressing how federal securities laws apply to certain crypto assets and transactions involving crypto assets, and the regulatory treatment of stablecoins and tokenized securities continues to depend heavily on structure and facts.

Regulators in the United States and elsewhere may in the future adopt, reinterpret, or enforce laws, rules, or policies that restrict or prohibit aspects of our current or planned digital asset activities, including our token holdings, treasury management activities, exchange-related initiatives, stablecoin-related engagements, or any role we may take in issuing, distributing, administering, or facilitating trading in digital assets. Any such developments could require us to obtain registrations, licenses, consents, or approvals; change or discontinue business lines; incur substantial compliance, legal, and operational costs; record asset impairments; or face investigations, penalties, injunctions, or private litigation.

Our efforts to source or operate under exchange, marketplace, or related digital asset licenses may not succeed and could expose us to significant compliance and enforcement risk.

We have disclosed that we are actively sourcing a license to operate as a regulated exchange in connection with our real-world asset and token-related initiatives. Any effort to obtain, maintain, or rely on exchange, trading venue, broker-dealer, alternative trading system, money services, or comparable licensing or regulatory status is complex, time-consuming, expensive, and uncertain. We may be unable to obtain the necessary approvals in the jurisdictions relevant to our operations, or any approvals we obtain may be subject to burdensome conditions, limitations, capital requirements, surveillance obligations, or ongoing examinations.

Even if we obtain or partner through a licensed framework, we may still be subject to investigations, changing interpretations, operational restrictions, or enforcement risk if regulators determine that our activities exceed the scope of available permissions or involve assets or transactions requiring different treatment. Failure to obtain or maintain required approvals, or any delay or disruption in doing so, could materially adversely affect our ability to implement our business strategy, generate revenue from digital asset initiatives, or continue certain planned operations.

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

RoboDAX Limited (F.K.A. Smart Bridge Technologies Limited), a British Virgin Islands business company formed on May 13, 2024, is a company comprise cryptocurrency trading and dealing in related financial products and services.

VCI Global (Singapore) Pte. Ltd. a Singapore private company formed on March 10, 2025, provides management consultancy services.

V Gallant Limited (F.K.A. VC AI Limited), a British Virgin Islands business company formed on August 19, 2024, is a holding company.

V Gallant Sdn Bhd, a Malaysia private company formed on September 18, 2024, carries on the business of trading of high-performance servers, information technology hardware and providing comprehensive information technology solution.

VC AI Sdn Bhd, a Malaysia private company formed on December 16, 2024 carries on the business of holding company, computer consultancy and computer facilities management activities.

Smart Bridge Technologies Sdn Bhd, a Malaysia private company formed on October 22, 2025, carries on business of technology solution consultancy, including software development, asset tokenization advisory, and structuring tokenized assets.

V Gallant (Singapore) Pte. Ltd., a Singapore private company formed on August 28, 2025, carries on business of information technology cybersecurity consultancy and wholesale of cybersecurity software, hardware and peripheral equipment.

VCI (HK) Limited, a Hong Kong private company formed on July 26, 2024, carries on the business of information technology cybersecurity consultancy.

Others

The Company has formed a number of companies that are currently dormant and have not conducted any operations, which include: AiSecure Limited and AB Management and Consultancy Services Sdn Bhd.

We will not make any investment that would result in us being an “investment company” as defined under the Investment Company Act of 1940.

Corporate Information

Our principal executive offices are located at Suite 33.03 of Level 33, Menara Exchange 106, Lingkaran TRX, Tun Razak Exchange, 55188 Kuala Lumpur, Malaysia, and our registered address in BVI is, Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands. Our telephone number is +603 3217 9898. The address of our website is https://v-capital.co/. Information contained on, or available through, our website does not constitute part of, and is not deemed incorporated by reference into, this annual report. Our agent for service of process in the United States is Sichenzia Ross Ference Carmel LLP, 1185 26th Ave 26th Floor, New York, New York 10036.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

B. Business Overview

We are a multi-disciplinary consulting group (together with our subsidiaries, the “Group”) with key advisory practices in the areas of business and technology. Each of our segments and practices is staffed with consultants recognized for their wealth of knowledge and established track records of delivering impact. With our core group of experts experienced in corporate finance, capital markets, legal, and investor relations, we illuminate our clients’ paths to success by helping them foresee impending challenges and identify business opportunities. We leverage our in-depth expertise to assist clients in creating value by providing profitable business ideas, customizing bold strategic options, offering sector intelligence, and equipping clients with cost-saving solutions for lasting growth.

Since our inception in 2013, we have been delivering our services to companies ranging from small-medium enterprises and government-linked agencies to publicly traded conglomerates across a broad array of industries. Our business operates in Malaysia, with clients predominantly from Malaysia, and some engagements with clients from China, Singapore, and the United States.

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

Recent Developments

Settlement Agreement with Esousa Group Holdings, LLC

On June 23, 2026, the Circuit Court of the 11th Judicial Circuit, in and for Miami-Dade County, Florida (the “Court”), entered an order (Case No. 2026-011495-CA-01) (the “Order”) approving the fairness of the terms and conditions of the settlement between us and Esousa Group Holdings, LLC (the “Petitioner”) pursuant to that certain Settlement Agreement and Stipulation, dated June 9, 2026, by and between the Company and the Petitioner (the “Settlement Agreement”). The Order was entered following a fairness hearing held on June 23, 2026.

The Petitioner held certain warrants (the “Original Warrants”) issued by the Company under Securities Purchase Agreements dated January 20, 2026 and March 6, 2026. The Petitioner filed a complaint in the Court alleging that the Company breached certain reporting and registration statement obligations under the Securities Purchase Agreements. The Company expressly disputes and denies all liability and entered into the Settlement Agreement to avoid the uncertainty and expense of continued litigation. The entry of the Settlement Agreement does not constitute an admission of liability or wrongdoing by the Company.

Pursuant to the Settlement Agreement and the Order, the Company agreed to issue (i) 821,469 (the “Settlement Ordinary Shares”) ordinary shares of the Company, no par value per share (the “Ordinary Shares”), (ii) a pre-funded warrant to purchase up to 401,025 Ordinary Shares (the “Pre-Funded Warrants”), (iii) 401,025 Ordinary Shares underlying the Pre-Funded Warrants (the “PFW Ordinary Shares”); (iv) three common A warrants to purchase up to an aggregate 3,667,482 Ordinary Shares (collectively, the Common A Warrants”); (v) 3,667,482 Ordinary Shares underlying the Common A Warrants (the “A Warrant Shares”); (vi) a common B warrant to purchase up to 1,222,494 Ordinary Shares (the “Common B Warrant”) and (vii) 1,222,494 Ordinary Shares underlying the Common B Warrant (the “B Warrant Shares” and together with the Settlement Ordinary Shares, the Prefunded Warrants, the PFW Shares, the Common A Warrants, the A Warrant Shares, the Common B Warrant and the B Warrant Shares, the “Settlement Securities”). The aggregate number of Warrant Shares includes any adjustments to such number under the terms of the Pre-Funded Warrants, Common A Warrants or Common B Warrant without regard to any amendment of any of their terms.

In consideration of the Settlement Securities, the Petitioner agreed to exercise the Common B Warrant in full and to surrender all Original Warrants held by the Petitioner.

The issuance of Settlement Securities is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 3(a)(10) of the Securities Act, as the terms and conditions of the issuance and exchange were submitted to and approved by the Court following a fairness hearing at which all persons to whom the Settlement Securities will be issued had the right to appear. The Settlement Securities will be issued without restrictive legends and will be freely tradeable.

Subsidiary Sales

On April 23, 2025, we completed the disposal of one of its subsidiaries Imej Jiwa Communications Sdn. Bhd. (the “Subsidiary”) to its formal owner (the “Former Owner”) for nominal consideration (the “Disposal”). The Company, the Subsidiary and the Former Owner did not enter into an agreement in connection of the Disposal. The Disposal is not expected to have a material impact on the Company’s financial condition or results of operations.

On September 17, 2025, we completed the disposal of one of the subsidiaries from VHKL Private Capital Limited (formerly known as VCI Global Brands Limited) to one Dato’ Hoo Voon Him, being the Chairman of the Company at a nominal consideration and on an arm’s length basis.

During the period from November to December 2025, we completed the disposal of some of the subsidiaries to VHKL Private Capital Limited (formerly known as VCI Global Brands Limited) as follows:

a)	100% of V Capital Consulting Group Limited’s 21,000,000 Class A shares and 3,000,000 Class B shares at total consideration of United States Dollar Thirty Three Million Nine Hundred and Seventy Five Thousand ($33,975,000);

b)	70% of VCI Energy Limited’s Class A shares at United States Dollar Two ($2.00) and 5,000,000 Class shares at United States Dollar Two ($2.00); and

c)	70% of V Capital Real Estate Limited’s Class A shares at United States Dollar Two ($2.00) and 5,000,000 Class shares at United States Dollar Two ($2.00).

d)	70% of the issued share capital of Credilab Sdn Bhd at United States Dollar Thirty Million Six Hundred Eighteen Thousand ($30,618,000.000); and

e)	100% of the issued share capital of Credilab Technology Sdn Bhd (Accuventures Sdn Bhd) at Ringgit Malaysia One Hundred only (RM100.00).

Reverse Stock Split

On April 3, 2025, the Company effectuated a 1-for-20 share consolidation of its authorized share capital, such that every 20 ordinary shares, no par value, in the authorized share capital of the Company be consolidated into 1 ordinary share, no par value. The reverse stock split is primarily intended to increase the market price per share of the Company’s ordinary shares to maintain compliance with the minimum bid price required for continued listing on the Nasdaq Capital Market. The reverse stock split did not affect the number of total authorized ordinary shares of the Company.

On September 12, 2025, the Company announced that its board of directors has approved a reverse stock split of its ordinary shares at a ratio of 1-for-30, effective at 12:01 a.m. Eastern Time on September 16, 2025. The reverse stock split is being implemented to regain compliance with Nasdaq’s minimum bid price requirement and to strategically position VCIG for a potential landmark institutional transaction.

On February 25, 2026, the Company announced that its board of directors had approved a reverse stock split of its ordinary shares at a ratio of 1-for-60, effective at 12:01 a.m. Eastern Time on February 27, 2026. The reverse stock split was implemented to maintain compliance with Nasdaq’s minimum bid price requirement and to strategically position VCIG for a potential landmark institutional transaction. No fractional shares will be issued in connection with the reverse stock split. Any amount of fractional shares were rounded up to the next nearest number at the participant level.

The Reverse Stock Split was implemented to maintain compliance with Nasdaq’s minimum bid price requirement and to strategically position VCIG for a potential landmark institutional transaction. No fractional shares will be issued in connection with the Reverse Stock Split. Any amount of fractional shares were rounded up to the next nearest number at the participant level.

Change of Auditor

On May 19, 2026, the Company dismissed WWC, P.C. (“WWC”) and appointed SFAI Malaysia PLT (“SFAI”) as its independent registered public accounting firm, effective on the same day (the “Change of Auditor”). The Change of Auditor was made after careful consideration and evaluation by the Company and has been approved by the audit committee of the board of directors of the Company. The Company’s decision to make the Change of Auditor was not the result of any disagreement between the Company and WWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Annual Report Deficiency

On May 19, 2026, the Company received a notice (the “Annual Report Notice”) from The Nasdaq Stock Market LLC indicating that the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1) because the Company did not timely file its Annual Report on Form 20-F for the period ended December 31, 2025 (“Form 20-F”) with the Securities and Exchange Commission (the “SEC”). The Annual Report Notice has no immediate effect on the listing of the Company’s ordinary shares on Nasdaq, and it states that the Company is required to submit a plan to regain compliance with Nasdaq Listing Rule 5250(c)(1) within 60 calendar days from the date of the Annual Report Notice. If the plan is accepted by Nasdaq, then Nasdaq can grant the Company up to 180 calendar days from the due date of the Form 20-F, or until November 16, 2026, to regain compliance. In determining whether to accept such plan, Nasdaq will consider such things as the likelihood that the remedial filing, along with any subsequent periodic filing that will be due, can be made within the 180 day period, the Company’s past compliance history, the reasons for the late filing, other corporate events that may occur within our review period, the Company’s overall financial condition and its public disclosures. Any subsequent periodic filing that is due within the 180-day exception period must be filed no later than the end of the period.

Departure of Certain Director

On August 1, 2025, Ms. Liew Yu Ying, a member of the Board, tendered her resignation as an independent director of the Board, effective August 1, 2025. Ms. Liew Yu Ying’s resignation was not a result of any disagreement with the Company on any matter related to the operations, policies, finance, accounting or practices of the Company.

On February 28, 2026, Mr. Victor Lee Kam Wing and Mr. Alex Chua Siong Kiat tendered their resignation as executive directors of the Board, effective February 28, 2026. The resignation of Mr. Lee and Mr. Chua was not a result of any disagreement with the Company on any matter related to the operations, policies, finance, accounting or practices of the Company.

On March 16, 2026, Mr. Vincent Hong Khay Kuan tendered his resignation as an executive director of the Board, effective March 16, 2026. The resignation of Mr. Hong Khay Kuan was not a result of any disagreement with the Company on any matter related to the operations, policies, finance, accounting or practices of the Company.

On May 26, 2026, Ms. Liew Soo Hua tendered her resignation as an executive director of the Board, effective May 26, 2026. The resignation of Ms. Liew Soo Hua was not a result of any disagreement with the Company on any matter related to the operations, policies, finance, accounting or practices of the Company.

Appointment of Director

On April 15, 2025, the Board appointed Yong Goon Wey (Zoe) as an independent director of the Board. The Board has determined that Ms. Yong meets the independent director’s standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Securities Exchange Act of 1934, as amended.

On July 7, 2025, the Board appointed Mr. Lee Tze Wee as an independent director, and a member of the Audit Committee, Nominating & Corporate Governance Committee, and Compensation Committee. The Board has determined that Mr. Lee Tze Wee meets the independent director’s standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Securities Exchange Act of 1934, as amended.

On March 1, 2026, the Board appointed Mr. Michael Puah Wooi Kuan as an independent director of the Board. The Board has determined that Mr. Puah meets the independent director’s standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Securities Exchange Act of 1934, as amended.

Launching of AI GPU Computing Centre

On March 3, 2026, the Company’s indirect wholly-owned subsidiary, V Gallant Sdn Bhd, had launched Malaysia’s first NVIDIA-powered AI GPU Computing Center.

RWA Activities

In October 2025, the Company’s subsidiary, RoboDAX Limited, formerly known as Smart Bridge Technologies Limited (“RoboDAX”), was appointed as the exclusive issuer and treasury manager of the XVIQ token. The appointment was made in the context of RoboDAX’s concurrent development of a real-world asset (“RWA”) exchange platform, with the XVIQ token designated to function as the platform’s native utility token. Under the mandate, RoboDAX’s responsibilities include the design and deployment of the XVIQ token architecture, ongoing treasury management and custody of the total token supply, liquidity monitoring, and governance of token issuance.

While RoboDAX RWA exchange platform was initially targeted for a Q2 2026 launch, the timeline has been revised to prioritize full regulatory compliance prior to launch. The primary focus has pivoted from obtaining a Virtual Asset Service Provider (VASP) license that is a member of a Self-Regulatory Organization (SRO) in Switzerland, to obtaining a Digital Asset Exchange (DAX) in Labuan regulated by the Labuan Financial Services Authority due to commercial considerations.

In December 2025, a total supply of 1 billion XVIQ tokens were deployed on the Binance Smart Chain (BSC) blockchain in fulfilment of RoboDAX’s mandata as exclusive issuer of the XVIQ token.

In December 2025, RoboDAX was awarded a US$200 million RWA consultancy mandate to architect and develop an institutional-grade stablecoin fully backed by physical gold (temporarily designated as “Bridge Gold”). RWA will lead the full implementation of the project, including RWA structuring, smart contract design, and the integration of multi-currency settlement rails for US$, EUR, and SGD.

To facilitate the global management of the Bridge Gold ecosystem and ensure a ring-fenced structure for the underlying assets, a dedicated entity has been established in the British Virgin Islands (“BVI”). The BVI company was incorporated under the laws of the British Virgin Islands. This entity serves as the primary Special Purpose Vehicle (“SPV”) for the governance of the Bridge Gold reserves, providing a neutral and globally recognized jurisdiction for institutional asset management.

A key component of the Bridge Gold initiative is the establishment of a financing mechanism to support the acquisition of physical gold. RoboDAX is exploring partners and structuring funding arrangements for the acquisition of investment-grade physical gold underlying the BGD initiative.

In January 2026, the Company, in collaboration with Reveillon Group Limited (“RG”), entered into a strategic partnership to transition its previously announced RWA lounge concept into a comprehensive digital lifestyle ecosystem (temporarily designated as the “X World Rewards System”). The Company is pivoting from a physical infrastructure-based model to a digital-first platform designed to capture and monetize consumer behavior across RG’s global hospitality network. The Company’s subsidiary, RoboDAX, will lead the technological architecture and management of the ecosystem, which aims to convert routine food and beverage consumption into a high-velocity digital asset class. The development is currently ongoing while RG is scaling up its business.

On February 18, 2026, the Company announced that its blockchain infrastructure arm, RoboDAX had entered into a definitive partnership agreement with Mezzofy Holding Limited (“Mezzofy”), an enterprise digital voucher solutions provider serving multinational corporations and Fortune 500 brands, to establish a RWA Digital Coupon Exchange (“Exchange”). Mezzofy is responsible for the design, development and deployment of the Exchange’s technical infrastructure & design. Development remains ongoing.

In May 2026, the Company entered into a binding term sheet in relation to a proposed strategic investment in a gold mining asset located within an established gold-producing region in Brazil. The asset is estimated to contain approximately 59.9 tonnes of gold resources, equivalent to approximately 1.9 million ounces. This estimate is preliminary and subject to further technical validation, independent verification, and compliance with applicable mineral resource report standards. This proposed investment is aligned with the Company’s broader capital allocation strategy, including its ongoing evaluation of RWA initiatives and digital asset infrastructure. The Company continues to assess how physical commodity-linked assets, such as gold, may potentially interface with structured financial frameworks under its RWA-focused initiatives. Any such development remains at an exploratory stage and is subject to regulatory, technical, and commercial considerations.

Term Sheet

On December 28, 2025, the Company entered into a Term Sheet with RTCAR Comercializadora de Suministros Automotrices, S.A. de C.V. (“RTCar”), pursuant to which the Company has expressed its intention to acquire a 51% controlling equity interest in RTCar. The proposed acquisition is conditional upon, among other things, the execution of a definitive offtake agreement between RTCar and a leading global automotive original equipment manufacturer that includes guaranteed offtake commitments satisfactory to the Company. The negotiations in respect thereof are ongoing. As of today, the Term Sheet has lapsed as the offtake agreement was not executed.

Appointment as Lead Advisor and Implementation Partner for Bridge Gold

On December 1, 2025, Smart Bridge Technologies Limited (“Smart Bridge”), a wholly-owned subsidiary of the Company, was appointed as lead advisor and implementation partner for Bridge Gold (“BGD”), a proposed gold-backed stablecoin tokenisation initiative. Smart Bridge is currently in the process of identifying and engaging suitable vault operators in Singapore for the secure custody of physical gold allocated to the BGD initiative.

Share Sale Agreement

On June 2, 2026, the Company issued a press release announcing that its technology and infrastructure subsidiary, V Gallant Limited, has entered into a definitive share sale agreement to acquire a controlling stake in PT Fine Carbon Credit Indonesia (“FCCI”), an Indonesian carbon asset platform associated with approximately 241,000 hectares of forestry areas across four project sites in Indonesia. Under this agreement dated June 2, 2026, V Gallant Limited has agreed to acquire 14,000 ordinary shares of FCCI from Hong Kong Fine Technology Co., Limited, representing 70% of FCCI’s issued and paid-up share capital. The obligations of V Gallant to complete the purchase are conditional upon, among other things: (i) the Vendor’s warranties being true and accurate in all material respects as at the completion date; and (ii) no governmental authority, court, or regulatory body having issued any order, decree, or injunction that restrains, prevents, or materially alters the terms of the transaction.

Share Repurchase Program

On November 19, 2025, the Company announced that it had executed open-market repurchases of its ordinary shares under the Repurchase Program. The repurchases of the Company’s outstanding ordinary share were carried out in accordance with applicable U.S. securities regulations. The Company may continue to repurchase shares from time to time, subject to market conditions and other corporate considerations.

On November 21, 2025, the Company announced that its Executive Chairman and Chief Executive Officer, Mr. Victor Hoo, has significantly expanded his ownership position in the Company through open-market purchases executed via his privately controlled investment vehicle.

Securities Purchase Agreement

In November 2025, the Company launched its Digital Asset Treasury (“DAT”) Strategy, a $100 million initiative focused on the acquisition of OOB tokens, the utility asset of the Oobit ecosystem. To facilitate the first phase of this strategy, on November 10 2025, the Company entered into a Securities Purchase Agreement (“SPA”) with an accredited investor to acquire 250 million OOB tokens through the issuance of 880,000 Ordinary Shares and 49,120,000 Pre-Funded Warrants (“PFWs”).

Under the DAT initiative, the Company has also committed to acquiring an additional $50 million in OOB tokens through cash purchases on the secondary market. As of the date of this annual report, the Company has completed initial secondary market purchases totaling $1 million and is continuing its acquisition program.

Pursuant to the SPA, the parties have established a schedule for the issuance and distribution of Ordinary Shares as consideration for the acquisition of OOB tokens. Under the terms of the transaction, Tether Investment Limited along with other shareholders of Oobit Technologies Pte. Ltd are set to emerge as the shareholder of the Company.

This transaction is expected to occur as the underlying PFWs are exercised and as the distribution schedule for the restricted shares progresses pursuant to the SPA. While the exercise of the PFWs and the resulting share distributions remain underway, this structural alignment provides the Company with direct access to a premier digital asset network.

Subscription Agreement

On May 20, 2026, the Company entered into a definitive private subscription agreement (the “May 20 Agreement”) with Mr. Hoo Voon Him. Pursuant to the terms of the May 20 Agreement, the Purchaser acquired 1,200,000 ordinary shares, no par value, of the Company at a fixed purchase price of $0.75 per ordinary share, for an aggregate cash consideration of $900,000. The transaction closed immediately upon execution, and gross proceeds were transferred entirely to the Company’s operational treasury.

On May 26, 2026, the Company entered into a second consecutive definitive private subscription agreement (“May 26 Agreement”) with Mr. Hoo Voon Him. Pursuant to the terms of the May 26 Agreement, the Purchaser acquired 654,135 ordinary shares, no par value, of the Company at a fixed purchase price of $1.33 per ordinary share, derived from prevailing market metrics. The aggregate cash consideration for this transaction equaled $870,000. Gross proceeds were received directly by the Company.

Appointment as Treasury Manager for OOB Foundation

On November 10 2025, the Company has been appointed as the treasury manager for the OOB Foundation. In this capacity, the Company provides oversight of the OOB ecosystem, including strategic management of token allocation, issuance, and treasury activities. This role positions the Company as a central participant in the OOB ecosystem’s governance and long-term financial stability.

Partnership Agreement with Oobit Technologies Pte Ltd

On November 11 2025, the Company has entered into a partnership with Oobit Technologies Pte. Ltd. The partnership is designed to leverage the parties’ respective networks, resources, and technical expertise to optimize the OOB ecosystem.

Service Agreement

On August 26, 2025, the Company’s subsidiary, V Gallant Limited, entered into a service agreement to deliver a full-stack sovereign AI system infrastructure, including encrypted data storage, proprietary encryption acceleration, secure GPU-integrated compute systems, and local AI stack integration, and such agreement remains ongoing.

Joint Venture Agreement

On August 19, 2025, the Company entered into a Joint Venture Agreement to collaborate on the development, marketing and commercialization of real-world asset products and encrypted storage infrastructure solutions, which agreement remains subject to completion.

Acquisition of QuantGold Data Platform

On June 24, 2025, the Company acquired 20% equity stake in QuantGold Data Platform (“QuantGold”), a sovereign-grade AI infrastructure designed to enable computation on sensitive datasets without compromising data ownership or privacy. As part of the consideration given to QuantGold in the acquisition, the Company issued 11,904,762 ordinary shares, no par value per share, of the Company, to QuantGold. On September 17, 2025, the Company rescinded the acquisition.

Recent Offerings and Issuances of Ordinary Shares

Convertible Note and ELOC Offering with Alumni Capital

On August 13, 2025, the Company entered into a Securities Purchase Agreement (the “Note Purchase Agreement”) with Alumni Capital LP (“Alumni”), pursuant to which the Company agreed to issue and sell, and Alumni agreed to purchase, in multiple tranches, convertible notes of the Company (“Convertible Notes”) having an aggregate principal amount of up to $61,200,000. The Convertible Notes will be issued with approximately 16.67% original issue discount for a maximum amount of gross proceeds of $51,000,000. For each tranche of Convertible Notes issued, Alumni will be issued warrants (the “Note Warrants”) to purchase the Company’s ordinary shares in an amount equal to 15% of the purchase price of such tranche of Convertible Notes. Note Warrants are or will be exercisable at an exercise price per share (the “NW Exercise Price”) equal to the greater of (i) $1.20 and (ii) the quotient of (A) $30,000,000, divided by (B) the number of ordinary shares issued and outstanding as of the date of exercise, subject to adjustment. The number of ordinary shares issuable on any exercise date for a Note Warrant equals (i) 15% of the applicable Convertible Note less the Exercise Value (as defined below) of all previous partial exercises divided by (ii) the Exercise Price. The “Exercise Value” for any exercise of a Note Warrant equals the number of ordinary shares issuable with respect to such exercise multiplied by the NW Exercise Price.

On August 13, 2025, Alumni purchased the Tranche 1 Note and a Note Warrant to purchase up to $375,000 of ordinary shares for a combined purchase price of $2,500,000. On August 27, 2025, Alumni purchased the Tranche 2 Note and a Note Warrant to purchase up to $525,000 of ordinary shares for a combined purchase price of $3,500,000.

Until August 13, 2027, Alumni has the option to purchase up to $54,000,000 of additional Convertible Notes and Note Warrants to purchase up to $6,750,000 of the Company’s ordinary shares for a combined purchase price of up to $45,000,000. Any issued Note Warrants are or will be exercisable at an exercise price per share equal to the greater of (i) $1.20 and (ii) the quotient of (A) $30,000,000, divided by (B) the number of ordinary shares issued and outstanding as of the date of exercise, subject to adjustment.

On each of October 14 and November 20, 2025, Alumni exercised this option and purchased the Tranche 3 Note and a Note Warrant to purchase up to $600,000 of ordinary shares and the Tranche 4 Note and a Note Warrant to purchase up to $600,000 of ordinary shares, in each case for a purchase price of $4,000,000 per tranche. There have not been any exercises of the Note Warrants.

The conversion price for the Convertible Notes is equal to the greater of (A) the Floor Price, as defined in the applicable Convertible Note, and (B) the lower of (I) the quotient of (x) $50,000,000, divided by (y) the number of Shares outstanding immediately preceding the delivery of the applicable conversion notice (treating for this purpose as outstanding all Shares issuable upon exercise of options outstanding immediately preceding the delivery or deemed delivery of the applicable conversion notice or upon conversion or exchange of convertible securities (including the Convertible Notes) outstanding (assuming exercise of any outstanding options therefor) immediately preceding the delivery or deemed delivery of the applicable conversion notice), and (II) ninety percent (90%) of the lowest VWAP of the Ordinary Shares during the ten (10) consecutive trading days immediately preceding the delivery or deemed delivery of the applicable conversion notice.

The Company also entered into an equity line of credit facility (the “ELOC”) with Alumni, which has been mutually terminated on December 11, 2025. Pursuant to the terms of the ELOC, we issued Alumni a warrant to purchase $20,250,000 ordinary shares, which terminates on August 1, 2027 (the “ELOC Warrant” and together with the Note Warrants, the Alumni Warrants”). The ELOC Warrant is exercisable at an exercise price per share (the “EW Exercise Price”) equal to (i) $10,000,000, divided by (B) the number of ordinary shares issued and outstanding as of the date of exercise, subject to adjustment. The number of ordinary shares issuable on any exercise date for a ELOC Warrant equals (i) 15% of the commitment amount under the ELOC less the aggregate EW Exercise Value (as defined below) of all previous partial exercises of the ELOC Warrant (the “Remaining EW Exercise Value”) divided by (ii) the EW Exercise Price. The “EW Exercise Value” for any exercise of an ELOC Warrant equals the number of ordinary shares issuable with respect to such exercise multiplied by the EW Exercise Price. We have issued 220,717 ordinary shares to Alumni pursuant to ELOC Warrant exercises and $1,680,505 of ordinary shares are underlying the ELOC Warrant.

We have issued a total of 623,511 ordinary shares to Alumni pursuant to the ELOC, the Convertible Notes, and the Alumni Warrants.

Pursuant to the ELOC, we have issued 37,401 ordinary shares to Alumni at prices that included discounts to the closing price of our ordinary shares on the date of issuance that ranged from 14.91% to 65.17%.

Under the terms of the Convertible Notes, we have issued 365,392 ordinary shares to Alumni at conversion prices that included discounts to the closing price of our ordinary shares on the date of issuance that ranged from 1.04% to 62.55%.

There have not been any exercises of the Note Warrants.

Under the terms of the ELOC Warrant, we have issued 220,717 ordinary shares to Alumni at exercise prices that included discounts to the closing price of our ordinary shares on the date of issuance that ranged from 5.25% to 75%.

The issuance of ordinary shares upon future conversions of the Convertible Notes or exercises of the Alumni Warrants will dilute the equity ownership of existing shareholders and could adversely affect the market price of our ordinary shares, especially since it is likely that Alumni would only exercise these warrants if the exercise price was at a discount to the market price of the ordinary shares. In addition, additional issuances of ordinary shares by the Company, including issuances to Alumni pursuant to conversions of the Convertible Notes or exercises of the Alumni Warrants decreases the EW Exercise Price and decreases the NW Exercise price, subject to a floor of $1.20 and such decreases will decrease the EW Exercise Value and the NW Exercise Value (subject to the floor), issuances of ordinary shares pursuant to Alumni Warrant Exercises will generally have an increased dilutive effect on existing shareholders.

The following examples demonstrate the dilutive effect of three exercises of the ELOC Warrant that occurred on July 9, 2025, July 16, 2025 and July 28, 2025 (share amounts and prices do not take into account the 1:30 reverse stock split that occurred on September 16, 2025 and the 1:60 reverse stock split that occurred on February 27, 2026).

Example 1: July 9, 2025 Exercise Date

Ordinary Shares Outstanding at Exercise: 31,887,755

Remaining EW Exercise Value at Exercise: $21,800,000

Exercise Price: $0.4704 per share ($15,000,000/31,887,755)

Maximum Ordinary Shares Issuable on Exercise Date: Up to 46,343,537 (21,800,000/0.4704)

Ordinary Shares Exercised: 2,123,879

Exercise Value of Shares Exercised: $998,999.63

Exercise Price after Actual Exercise: $0.441 per share ($15,000,00/34,011634)

Exercise Price after Maxim Exercise: $0.1917 per share ($15,000,000/78,231,292)

The July 9, 2025 exercise of the ELOC Warrant caused an additional 2,123,879 ordinary shares to be issued, causing significant dilution to existing shareholders. However, Alumni could have exercised the ELOC Warrant for up to 46,343,537 ordinary shares, which would have more than doubled the number of ordinary shares outstanding and caused extreme dilution to existing shareholders.

Example 2: July 16, 2025 Exercise Date

Ordinary Shares Outstanding at Exercise: 35,079,513

Remaining EW Exercise Value at Exercise: $20,801,000.37

Exercise Price: $0.4276 per share ($15,000,000/35,079,513)

Maximum Ordinary Shares Issuable on Exercise Date: Up to 48,645,930 (20,801,000/0.4276)

Ordinary Shares Exercised: 2,336,055

Exercise Value of Shares Exercised: $998,897.123

Exercise Price after Actual Exercise: $0.4001 per share ($15,000,00/37,415,568)

Exercise Price after Maxim Exercise: $0.1792 per share ($15,000,000/83,725,443)

The July 16, 2025 exercise of the ELOC Warrant caused an additional 2,336,055 ordinary shares to be issued causing significant dilution to existing shareholders. However, Alumni could have exercised the ELOC Warrant for up to 48,645,930 ordinary shares, which would have more than doubled the number of ordinary shares outstanding and caused extreme dilution to existing shareholders. Additionally, the number of ordinary shares issuable for the July 16, 2025 exercise increased from 46,343,537 for the July 9, 2025 exercise to 48,645,930, which was due to the increase in shares outstanding (causing a decrease in the exercise price) and despite a decrease in the Remaining EW Exercise Value.

Example 3: July 28, 2025 Exercise Date

Ordinary Shares Outstanding at Exercise: 40,398,599

Remaining EW Exercise Value at Exercise: $19,802,103.25

Exercise Price: $0.3713 per share ($15,000,000/40,398,599)

Maximum Ordinary Shares Issuable on Exercise Date: Up to 53,331,887 (19,802,103/0.3713)

Ordinary Shares Exercised: 2,690,306

Exercise Value of Shares Exercised: $998,910.61

Exercise Price after Actual Exercise: $0.3481 per share ($15,000,00/43,088,905)

Exercise Price after Maxim Exercise: $0.1792 per share ($15,000,000/93,730,486)

The July 28, 2025 exercise of the ELOC Warrant caused an additional 2,690,306 ordinary shares to be issued causing significant dilution to existing shareholders. However, Alumni could have exercised the ELOC Warrant for up to 53,331,887 ordinary shares, which would have more than doubled the number of ordinary shares outstanding and caused extreme dilution to existing shareholders. Additionally, the number of ordinary shares issuable for the July 28, 2025 exercise increased from 48,645,930 for the July 9, 2025 exercise to 53,331,887, which was due to the increase in shares outstanding (causing a decrease in the exercise price) and despite a decrease in the Remaining EW Exercise Value

Follow on Offerings

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

On May 21, 2025, the Company entered into a Modification Agreement to the Purchase Agreement with Alumni Capital to, among other things, (i) increase the Purchase Price from the lowest traded price of our ordinary shares during the five consecutive business days prior the sale of Company’ ordinary shares to the Alumni Capital multiplied by 0.85 to the lowest traded price of the Company’s ordinary shares during the five consecutive business days prior the sale of our shares to Alumni Capital multiplied by 1.02 and (ii) provide the Alumni Capital with the right to exercise the Commitment Warrant in an amount up to $5,000,000 on a cashless basis.

Registered Direct Offerings.

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

On January 23, 2025, we entered into a securities purchase agreement with an accredited investor (the “January 23 Purchasers”), pursuant to which the Company agreed to issue and sell to the January 23 Purchaser an aggregate of 1,120,448 ordinary shares (the “January 23 Shares”), no par value per share, in a registered direct offering. The January 23 Shares were sold at a purchase price of $1.19 per Ordinary Share. For a more detailed description of this offering, see our Report of Foreign Private Issuer on Form 6-K filed with the SEC on January 23, 2025.

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

On October 30, 2025, we entered into a securities purchase agreement (the “Purchase Agreement”) with a single fundamental institutional investor pursuant to which the Company agreed to issue and sell to the Purchaser an aggregate of (i) 488,789 ordinary shares (the “Shares”), no par value per share, and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 2,288,989 ordinary shares, at an offering price of $1.80 per Share (or $1.799 per Pre-Funded Warrant) in a registered direct offering. For a more detailed description of this offering, see our Report of Foreign Private Issuer on Form 6-K filed with the SEC on October 31, 2025.

On January 20, 2026, we entered into a securities purchase agreement (the “Purchase Agreement”) with a single institutional investor (the “Purchaser”), pursuant to which the Purchaser agreed, subject to the satisfaction of certain conditions contained in the Purchase Agreement, to purchase $15 million of the Company’s securities consisting of the Company’s ordinary shares, no par value (the “Shares”), pre-funded warrants (“Pre-Funded Warrants”) to purchase ordinary shares, common A warrants (“Common A Warrants”) to purchase ordinary shares and common B warrants (“Common B Warrants”, and together with the Common A Warrants, the “Common Warrants”) in three tranches of $5 million each in three separate closings. The initial closing occurred on January 21, 2026 and the Company issued 3,179,716 Shares, Pre-Funded Warrants to Purchase up to 5,393,672 ordinary shares, Common A Warrants to purchase up to 8,573,388 ordinary shares and Common B Warrants to purchase up to 8,573,388 ordinary shares for gross proceeds of approximately $5 million. E.F. Hutton & Co served as an exclusive placement agent in connection with the offering. For a more detailed description of this offering, see our Report of Foreign Private Issuer on Form 6-K filed with the SEC on January 23, 2026.

On March 6, 2026, we entered into a securities purchase agreement (the “Purchase Agreement”) with a single institutional investor (the “March 2026 Purchaser”), pursuant to which the March 2026 Purchaser agreed, subject to the satisfaction of certain conditions contained in the Purchase Agreement, to purchase $15 million of the Company’s securities consisting of the Company’s ordinary shares, no par value (the “Shares”), pre-funded warrants (“Pre-Funded Warrants”) to purchase ordinary shares, common A warrants (“Common A Warrants”) to purchase ordinary shares and common B warrants (“Common B Warrants”, and together with the Common A Warrants, the “Common Warrants”) in three tranches of $5 million each in three separate closings. The initial closing, being referred to herein as the “Initial Closing”, occurred on March 6, 2026 and we issued 225,241 Shares, Pre-Funded Warrants to Purchase up to 997,253 ordinary shares, Common A Warrants to purchase up to 1,222,494 ordinary shares and Common B Warrants to purchase up to 1,222,494 ordinary shares for gross proceeds of approximately $5 million. E.F. Hutton & Co served as an exclusive placement agent in connection with the offering. For a more detailed description of this offering, see our Report of Foreign Private Issuer on Form 6-K filed with the SEC on March 9, 2026.

Apart from the aforementioned transactions, a total of 2,166,667 ordinary shares have also been issued to various investors.

Acquisition or Disposition of Shares

Since the filing of our Annual Report on Form 20-F on May 13, 2025, our Chairman and Chief Executive Officer, Victor Hoo has acquired 2,225,474 ordinary shares and is, as of the date of this annual report, the beneficial owner of 2,225,533 ordinary shares.

Pending Arbitration

On December 18, 2024, Boustead Securities, LLC (“Boustead”) filed an arbitration claim before the Financial Industry Regulatory Authority against us alleging that we breached the terms of an engagement agreement. Specifically, Boustead alleged the Company failed to honor a “right of first refusal” clause regarding the right to participate in multiple capital-raising transactions that we conducted following our initial public offering. The total fees claimed are approximately US$6,000,000, exclusive of certain transactions where quantum is still to be determined, and further claims for unissued warrants, interest, and legal costs. The case is in its early stages; the Company recently filed its answer and affirmative defenses denying the allegations and claims, including the objection to the arbitration forum.

Market Overview

Consultancy Market Overview

●	The global business strategy and management consulting services market size is expected to experience steady growth. Valued at US$407.58 billion in 2025, the market is expected to expand to US$971.1 billion by 2035, reflecting a compound annual growth rate (CAGR) of 9.07%. [1] This growth is primarily driven by the increasing complexity of the global business environment, characterized by rapid globalization, regulatory evolution, economic fluctuations, and technological disruption.

As businesses face heightened competition and accelerated digital transformation, many organizations are turning to professional consulting firms for strategic guidance to enhance competitiveness, optimize management practices, and adapt to changing market dynamics. This demand supports continued growth in the consulting industry, including firms that provide advisory and IPO-related services that help clients navigate complex business challenges, drive operational excellence, and achieve sustainable growth.

●	According to Bonafide Research, the global IPO consulting service market was approximately US$34.10 billion in 2024 and is expected to increase to approximately US$36.35 billion in 2025 and US$50.15 billion by 2030, representing a CAGR of approximately 6.6%. Growth in this sector reflects the increasing use of artificial intelligence and machine-learning tools in market analysis, due-diligence procedures and investor outreach, as well as heightened regulatory and disclosure requirements. Continued geopolitical and macroeconomic uncertainty has contributed to increased reliance on advisory firms as prospective issuers seek support in meeting evolving listing obligations.[2]

●	Global IPO activity recovered in Q3 2025 as major indices in the US, Europe and Asia reached new highs, supported by monetary easing and resilient corporate earnings. Deal volume rose 19% year-over-year and proceeds increased 89%, led primarily by the US and India, while Greater China, the Middle East and Europe remained active.[3]

Consultancy Market Overview - Southeast Asia

●	Southeast Asia is one of the world’s fastest-growing economic regions, with an optimistic outlook suggesting that the region may surpass China in terms of growth over the next decade, despite global headwinds.[4] As part of the broader Asia-Pacific market—which holds roughly 25% of global consulting share—Southeast Asia is expected to maintain strong momentum, creating meaningful opportunities for firms providing business strategy, digital transformation, and cross-border IPO advisory services.[5]

●	According to Mordor Intelligence Research, the Southeast Asia consulting services market reached US$11.26 billion in 2025, and is anticipated to reach US$15.86 billion by 2030, reflecting a CAGR of 7.1% . Growth in the region is primarily driven by (i) government-led digitalization initiatives that require advisory support for cloud adoption, cybersecurity, and technology modernization; (ii) increasing regulatory requirements for sustainability and ESG reporting, which have expanded the need for compliance and disclosure-related consulting; and (iii) continued formation and expansion of small and medium enterprises across ASEAN, which has increased demand for financial, operational, and digital transformation advisory services.[6]

[2]	https://www.bonafideresearch.com/product/95001683/global-ipo-consulting-service-market#:~:text=According%20to%20the%20study%2C%20the,from%20companies%20considering%20public%20offerings.

[3]	https://www.ey.com/en_sg/newsroom/2025/10/global-ipo-market-surges-amid-rising-investor-confidence-in-q3-2025
[4]	https://www.spglobal.com/marketintelligence/en/mi/research-analysis/asean-economic-outlook-in-2024-jan24.html
[5]	https://www.globalgrowthinsights.com/market-reports/consulting-market-121497
[6]	https://www.mordorintelligence.com/industry-reports/south-east-asia-consulting-services-market

●	In Southeast Asia, IPO activity improved in the third quarter of 2025, with 25 listings across Singapore, Malaysia, Indonesia, Thailand and Vietnam raising approximately US$2.5 billion. Singapore recorded the highest proceeds in the region, supported by large real estate investment trust offerings, while Indonesia and Malaysia continued to see consistent deal activity. Thailand and Vietnam also recorded smaller but notable listings. Despite improving sentiment, investor selectivity remains elevated, with a continued focus on profitability visibility, cash-flow resilience and governance standards.[7]

IT Consulting Market Overview

The global IT Consulting Market is projected to generate revenue of US$111.95 billion in 2025, growing at a compound annual growth rate (CAGR) of approximately 13.3% to reach US$126.79 billion in 2026, and further expanding to US$209.99 billion by 2030 at a CAGR of 13.4%. The rising demand for IT consulting services is driven by enterprise IT modernization needs, increasing cybersecurity threats, legacy system integration challenges, globalization of enterprises, and regulatory compliance requirements. Growth in the forecast period is further supported by rising cloud migration demand, growing adoption of AI-driven consulting models, increasing digital governance needs, rising M&A advisory demand, and the growing complexity of hybrid IT environments, with Asia-Pacific representing the largest regional market in 2025.8

IT Consulting Market Overview – Southeast Asia

The Asia-Pacific IT consulting market is expected to benefit from the region’s continued digital transformation and growing enterprise investment in technology modernization. According to Asia-Pacific Consulting Services Market Outlook, 2030, the Asia-Pacific consulting services market is projected to expand at a compound annual growth rate (“CAGR”) of more than 6.28% from 2025 to 2030, with IT consulting representing the fastest-growing service category. Growth is being supported by increasing enterprise adoption of cloud computing, artificial intelligence (“AI”), data analytics, cybersecurity, and other digital technologies, as well as government initiatives promoting digital economies and Industry 4.0. As organizations seek to improve operational efficiency, strengthen cybersecurity, and navigate evolving regulatory and technological requirements, demand for IT consulting services is expected to continue increasing. These market trends are expected to create significant opportunities for IT consulting firms to provide technology strategy, digital transformation, cloud migration, and cybersecurity advisory services that enable businesses to remain competitive in an increasingly digital business environment.9

[7]	https://www.ey.com/en_sg/newsroom/2025/10/global-ipo-market-surges-amid-rising-investor-confidence-in-q3-2025

[8]	https://www.thebusinessresearchcompany.com/report/it-consulting-global-market-report

[9]	https://www.researchandmarkets.com/reports/6100002/asia-pacific-consulting-service-market-outlook?srsltid=AfmBOooPCSMSCwWHGP4YF9SmqT5kzJ_Rg-1RwqmTcgANXilVxHB_ZZ89

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

The following table presents our revenue for fiscal years ended December 31, 2025, 2024, and 2023.

	Revenue Fiscal Year Ended December 31
	2025	2024	2023
	US$	US$	US$
Business Strategy Consultancy	10,486,348	14,824,502	14,654,120
Technology Development	12,935,361	11,412,582	4,472,559
Interest income	2,285,415	1,214,842	413,354
Others	380,298	372,965	244,715
Total	26,087,422	27,824,891	19,784,748

Depending on the terms of the service engagement contract, our revenues are generated from several principal billing arrangements, as described below.

Business Consultancy

●	Retainer Engagements

Under retainer-based engagements, clients are billed in accordance with predetermined fees and billing periods. Retainer fees are established based on factors such as the value, complexity, and scope of the engagement. During the engagement period, we provide clients with comprehensive business consulting services. Clients generally expect that the agreed-upon fee will not be exceeded, except under circumstances that are mutually agreed upon.

●	Performance-based Fees

Under performance-based arrangements, we agree to provide a specified set of professional services in exchange for a pre-established fee. Clients typically pay a fixed amount for the agreed services. Fees are determined based on our assessment of the engagement’s complexity, scope, expected costs, and estimated time required for completion. Performance-based fees may be settled in cash or, in certain instances, in equity securities of our clients.

●	Success Fees

Success fee arrangements, similar to performance-based engagements, link compensation to the achievement of contractually defined objectives or the completion of specified project milestones. We receive a pre-established fee upon the attainment of the agreed milestone. Because the timing of achieving these milestones may vary, success fee arrangements can result in fluctuations in our revenue and operating results. Success fees may be settled in cash or, in certain cases, in equity securities of our clients, enabling both parties to participate in future growth opportunities.

Technology Consultancy

Software plays a critical role in enhancing business efficiency, and the right software solutions can significantly improve day-to-day operations. Our objective is to optimize our clients’ operations by delivering cost-effective software solutions that enhance productivity, reduce operating costs, and save time

●	Consulting Fees

Clients are billed based on predetermined consulting fees for the duration of the engagement. Fees are established after considering factors such as the value and complexity of the engagement, the applicable program, the required information technology professionals and skill sets, and the scope of the services to be provided. Throughout the engagement, we deliver comprehensive technology consulting services, identifying and recommending software solutions that are best suited to the size, needs, and industry requirements of each client.

●	Development Fees

Certain clients are billed for proprietary software developed in accordance with their specific requirements. We provide bespoke and customized software, applications, and website development services designed to facilitate the adoption and integration of technology and thereby enhance our clients’ business performance.

●	White Label Technology Fees

We also generate revenue by providing white label technology solutions. In these arrangements, we acquire licenses to ready-made software products, which we subsequently rebrand, enhance, and customize to meet our clients’ specific requirements.

●	Software as a Service (SaaS)

We intend to further diversify our revenue streams through the introduction of SaaS offerings, under which software will be licensed on a subscription basis and centrally hosted.

●	Graphic Processing Unit (GPU) Rental and GPU-as-a-Service (GPUaaS)

The Group owns and operates AI computing infrastructure comprising high-performance GPU servers, which are made available to customers through dedicated rental arrangements and GPU-as-a-Service offerings. Customers access these computing resources remotely, while the Group remains responsible for the operation, maintenance, and management of the underlying infrastructure.

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

We believe the principal reason clients choose a particular consulting firm is the experience of the firm’s professionals. As of 2025, our executive chairman has an accumulated experience of 20 years in a wide array of business operations and consulting services while our consultants have a combined wealth of knowledge and experience in accounting, finance, legal, business management and operations. In addition, our highly credentialed consultants include certified public accountants and qualified legal professionals.

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

This era of digitalization that we live in is akin to a world without boundaries. Knowing our potential client and getting connected with our targeted clients will be further facilitated by our focus in online digital marketing. Having an effective utilisation of algorithms also helps us to determine the appropriate media and can vastly improve our potential reach and facilitate new client engagement across the globe. We plan to deploy these strategies to market our brand:

●	Brand Image: Our marketing efforts focus on building the image of our extensive expertise and knowledge of our professionals. We intend to conduct marketing campaigns to increase media visibility and to engage our audience with newsletters and industry insights.

●	Social Media: We plan to leverage our official website and social media account as well as LinkedIn to kick start our social media campaign which will be targeted towards big corporations and small to medium enterprises around the world.

●	Online Search Engine Optimization (SEO): SEO plays a pivotal role in our digital marketing campaign as it serves as our supporting strategy, enhancing our online presence campaign. We aim engage SEO expert team to assist in the promotional campaign, to use advertising and keyword tagging strategy to drive traffic to our social media accounts and our website.

●	Leveraging Artificial Intelligence to Enhance Service Delivery and Competitive Advantage

We are committed to embedding artificial intelligence capabilities across our operations and service offerings to sharpen our competitive edge. Our professionals are trained and equipped to harness AI-driven tools throughout the engagement lifecycle - from research, due diligence and document drafting to data analysis, benchmarking and client reporting - enabling us to deliver higher-quality outputs with greater speed and consistency.

By integrating AI into our consulting and technology advisory workflows, we are able to augment the expertise of our professionals rather than replace it, ensuring that clients benefit from both domain knowledge and technological precision. We also leverage AI capabilities in our fintech and proprietary technology development initiatives, accelerating the build-out of intelligent solutions that address evolving market demands.

We view the strategic adoption of AI not merely as an efficiency measure but as a core differentiator - allowing us to scale our intellectual output, reduce turnaround times, and maintain service quality across a growing client base. As AI continues to reshape the consulting landscape, we are positioned to lead rather than follow, continuously upskilling our team and refining our AI-assisted methodologies to remain at the forefront of the industry.

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

●

our insiders are not required to comply with Section 16 of the Exchange Act requiring such individuals and entities to file public reports of their trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Employees

As of December 31, 2025, we have a total of 74 full-time employees. Our employees are based in Malaysia.

Property and Facilities

We lease and maintain our offices located at Suite 33.03 of Level 33, Menara Exchange 106, Lingkaran TRX, Tun Razak Exchange, 55188 Kuala Lumpur, Malaysia.

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

A. Operating Results

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2025 and 2024

The following table summarizes our results of operations for the fiscal years ended December 31, 2025 and 2024, respectively, and provides information regarding the US$ and percentage increase or decrease during such periods.

	2025		2024		Variances
	Amount	% of total	Amount	% of total	Amount
	US$	revenue	US$	revenue	US$	%
Revenue	26,087,422	100.00%	27,824,891	100.00%	(1,737,469)	(6.24)%

Other income	9,364,628	35.90%	241,591	0.87%	9,123,037	3,776.23%

Cost of services	(6,756,711)	25.90%	(4,948,193)	17.78%	(1,808,518)	36.55%

Depreciation	(536,519)	2.06%	(238,058)	0.86%	(298,461)	125.37%

Amortisation	(955,970)	3.66%	(207,989)	0.75%	(747,981)	359.63%

Employee benefits expenses	(17,345,345)	66.49%	(6,811,397)	24.48%	(10,533,948)	154.65%

Impairment allowance on trade receivables	(8,424,085)	32.29%	(919,271)	3.30%	(7,504,814)	816.39%

Impairment allowance on loan receivables	(31,867)	0.12%	(53,252)	0.19%	21,385	(40.16)%

Rental expenses	(112,726)	0.43%	(100,530)	0.36%	(12,196)	12.13%

Legal and professional fees	(3,546,333)	13.59%	(2,608,458)	9.37%	(937,875)	35.96%

Finance cost	(619,994)	2.38%	(131,912)	0.47%	(488,082)	370.01%

Other operating expenses	(26,744,020)	102.52%	(4,362,179)	15.68%	(22,381,841)	513.09%

(Loss)/profit before income tax	(29,621,520)	113.55%	7,685,243	27.62%	(37,306,763)	(485.43)%

Income tax expenses	(638,107)	2.45%	(108,416)	0.39%	(529,691)	488.57%

(Loss)/profit for the year	(30,259,627)	115.99%	7,576,827	27.23%	(37,836,454)	(499.37)%

Revenue

Our total revenue decreased by US$1.7 million, or 6.24%, to US$26.1 million for the fiscal year ended December 31, 2025 from US$27.8 million for the fiscal year ended December 31, 2024. The slight decline was mainly driven by reduced demand for business strategy and solution consultancy services and lower loan processing fee income, which are included within other revenues. Despite these decreases, the Group maintained a largely consistent revenue base year-over-year.

Our different revenue sources for fiscal years 2025 and 2024 were as follows:

	For the fiscal years ended December 31
	2025		2024		Change
	Amount	%	Amount	%	Amount	%
	US$		US$		US$
Revenue by service types:
Revenue from business strategy consultancy	10,486,348	40.20%	14,824,502	53.28%	(4,338,154)	(29.26)%
Revenue from technology development	12,935,361	49.58%	11,412,582	41.02%	1,522,779	13.34%
Interest income	2,285,415	8.76%	1,214,842	4.36%	1,070,573	88.12%
Others	380,298	1.46%	372,965	1.34%	7,333	1.97%
Total operating revenue	26,087,422	100.00%	27,824,891	100.00%	(1,737,469)	(6.24)%

Revenue from Business Strategy Consultancy Services

Revenue from business strategy consultancy services amounted to US$10.5 million for the fiscal year ended December 31, 2025, representing a decrease of US$4.3 million, or approximately 29.3%, from US$14.8 million for the fiscal year ended December 31, 2024. The decrease was primarily due to the completion of significant project milestones under ongoing engagements in the prior fiscal year, while newly secured engagements were in the early stages of execution and generated lower revenue during the current fiscal year.

Revenue from Technology Development, Solutions, and Consultancy Services

Revenue from technology development, solutions, and consultancy services increased by US$1.5 million, or approximately 13.3%, from US$11.4 million for the fiscal year ended December 31, 2024 to US$12.9 million for the fiscal year ended December 31, 2025. The increase was primarily attributable to the successful completion and commercialization of several major information technology projects, including an AI livestreaming platform, digital marketing solutions, and a gaming platform aggregation project, which contributed significantly to revenue growth during the fiscal year ended December 31, 2025.

Revenue from Interest Income

Revenue from interest income increased by US$1.1 million, or approximately 88.1%, from US$1.2 million for the fiscal year ended December 31, 2024 to US$2.3 million for the fiscal year ended December 31, 2025. The increase was primarily attributable to the expansion of the Group’s customer loan portfolio during the fiscal year ended December 31, 2025, which resulted in higher interest income earned compared to the prior fiscal year.

Revenue from Other Services

Revenue from other services, which primarily consists of loan processing fees and management fees, increased by US$7.3 thousand, or approximately 2.0%, from US$373.0 thousand for the fiscal year ended December 31, 2024 to US$380.3 thousand for the fiscal year ended December 31, 2025. The increase was primarily attributable to a higher volume of loan processing activities, resulting in increased loan processing fee income during the year.

Other Income

Our sources for other income for fiscal years 2025 and 2024 were as follows:

	For the fiscal years ended December 31
	2025		2024		Change
	Amount	%	Amount	%	Amount	%
	US$		US$		US$
Other income:
Interest income	4,908	0.05%	4,140	1.71%	768	18.55%
Gain on foreign currency	5,928,813	63.31%	208,335	86.24%	5,720,478	2,745.81%
Reversal of impairment of trade and other receivables	326,728	3.49%	-	-	326,728	100.00%
Reversal of impairment of loan receivables	5,780	0.06%	-	-	5,780	100.00%
Reimbursement income for expenses incurred	-	-	4,190	1.73%	(4,190)	(100.00)%
Rental income	122,283	1.31%	-	-	122,283	100.00%
Compensation for decline in share value	2,584,944	27.60%	-	-	2,584,944	100.00%
Others	391,172	4.18%	24,926	10.32%	366,246	1,469.33%
Total	9,364,628	100.00%	241,591	100.00%	9,123,037	3,776.23%

Total other income was US$9.4 million and US$241.6 thousand for the fiscal years ended December 31, 2025 and 2024, respectively.

The reversal of impairment allowance on trade and other receivables represents amounts previously provided for during the fiscal year ended December 31, 2024 that were subsequently recovered during the fiscal year ended December 31, 2025. The reversal was primarily attributable to successful collection efforts and improved assessments of the creditworthiness of certain customers.

Rental income represented income earned from the subletting of office premises under rental arrangements with third parties.

Compensation for decline in share value increased by US$2.6 million for the fiscal year ended December 2025. The increase was primarily attributable to compensation received from a third party in connection with claims arising from AI livestreaming activities. The compensation was recognized upon the settlement of the matter and represented the difference between the agreed value of shares previously issued and their prevailing market value at the time of settlement. This income was non-recurring in nature and arose from the finalization of a commercial settlement arrangement with the counterparty.

Operating Costs

The following table sets forth the breakdown of our operating costs for the fiscal years ended December 31, 2025 and 2024:

	For the fiscal years ended December 31,
	2025		2024		Variances
	Amount	%	Amount	%	Amount	%
	US$		US$		US$
Consultant fee	1,087,392	1.67%	2,194,536	10.77%	(1,107,144)	(50.45)%
IT expenses	5,660,899	8.70%	2,408,554	11.82%	3,252,345	135.03%
Subscription fee	8,116	0.01%	10,892	0.05%	(2,776)	(25.49)%
Referral fee	-	-	181,139	0.89%	(181,139)	(100.00)%
Other cost of services	304	0.00%	153,072	0.75%	(152,768)	(99.80)%
Depreciation	536,519	0.82%	238,058	1.17%	298,461	125.37%
Amortisation	955,970	1.47%	207,989	1.02%	747,981	359.63%
Employee benefits expenses	17,345,345	26.66%	6,811,397	33.42%	10,533,948	154.65%
Impairment allowance on trade receivables	8,424,085	12.95%	919,271	4.51%	7,504,814	816.39%
Impairment allowance on loan receivables	31,867	0.05%	53,252	0.26%	(21,385)	(40.16)%
Rental expenses	112,726	0.17%	100,530	0.49%	12,196	12.13%
Legal and professional fees	3,546,333	5.45%	2,608,458	12.80%	937,875	35.96%
Finance cost	619,994	0.95%	131,912	0.65%	488,082	370.01%
Other operating expenses	26,744,020	41.10%	4,362,179	21.40%	22,381,841	513.09%
Total operating costs	65,073,570	100.00%	20,381,239	100.00%	44,692,331	219.28%

Our operating costs as a percentage to our total revenue in the fiscal year ended December 31, 2025 were consistent with fiscal year ended December 31, 2024 which were 249.4% and 73.3% respectively. The operating costs increased significantly by US$44.7 million, or approximately 219.3%, from US$20.4million in fiscal year ended December 31, 2024 to US$65.1 million in fiscal year ended December 31, 2025. The increase was due to the following major reasons:

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

For the fiscal year ended December 31, 2025, consultant fees amounted to US$1.1 million, representing a decrease of US$1.1 million, or approximately 50.5%, from US$2.2 million for the fiscal year ended December 31, 2024. The decrease was primarily attributable to the completion of a substantial portion of work relating to client engagements in the prior fiscal year, while many of the engagements secured during the fiscal year ended December 31, 2025 remained in the early stages of execution and therefore required lower levels of third-party professional services.

(2)

IT expenses increased by US$3.3 million, or approximately 135.03%, from US$2.4 million for the fiscal year ended December 31, 2024 to US$5.7 million for the fiscal year ended December 31, 2025. The increase was primarily attributable to higher technology development and digital infrastructure costs incurred in connection with the Group’s expansion of its artificial intelligence initiatives, including generative AI solutions and AI digital human technologies. These expenditures were made to support the enhancement of the Group’s technological capabilities, product offerings, and digital solutions platform.

(3)

Subscription fees decreased by US$2.8 thousand, or approximately 25.5%, from US$10.9 thousand for the fiscal year ended December 31, 2024 to US$8.1 thousand for the fiscal year ended December 31, 2025. The decrease was primarily attributable to a reduction in subscriptions with a service provider that offers media monitoring, analytics, and insight solutions.

(4)	Referral fees decreased from US$181.1 thousand for the fiscal year ended December 31, 2024 to nil for the fiscal year ended December 31, 2025. The decrease was primarily attributable to the Group’s reduced reliance on external referral arrangements for customer acquisition as it enhanced its direct marketing capabilities and internal lead generation channels. As a result, customer acquisition efforts were increasingly conducted in-house, eliminating the need for third-party referral services during the fiscal year ended December 31, 2025.

(5)

Other costs of services decreased by US$152.8 thousand, or approximately 99.8%, from US$153.1 thousand for the fiscal year ended December 31, 2024 to US$304 for the fiscal year ended December 31, 2025. The decrease was primarily attributable to the disposal of the Group’s education business in April 2024, which resulted in the absence of training expenses and staff-related costs associated with the education business during the fiscal year ended December 31, 2025.

(6)

Depreciation expense increased by US$298 thousand, or approximately 125.4%, from US$238.1 thousand for the fiscal year ended December 31, 2024 to US$536.5 thousand for the fiscal year ended December 31, 2025. The increase was primarily attributable to capital expenditures incurred in connection with the expansion of the Group’s operations, including leasehold improvements to its newly leased office premises at Menara Tun Razak Exchange 106 and the acquisition of additional computer and office equipment.

(7)

Amortization expense increased by US$748.0 thousand or approximately 359.6%, from US$208 thousand for the fiscal year ended December 31, 2024 to US$956.0 thousand in fiscal year ended December 31, 2025. The increase was primarily attributable to the commencement of amortization of newly available-for-use intangible assets, including technology-related assets, following their deployment within the Group’s operations.

(8)

Employee benefits expenses increased by US$10.5 million, or approximately 154.7%, from US$6.8 million for the fiscal year ended December 31, 2024 to US$17.3 million for the fiscal year ended December 31, 2025. The increase was primarily attributable to the expansion of the Group’s workforce to support business growth, resulting in a significant increase in headcount, together with higher employee compensation costs, including annual salary increments and bonus provisions, and increased directors’ fees across the Group’s subsidiaries.

(9)

Impairment allowance on trade receivables increased by US$7.5 million, or approximately 816.4%, from US$919 thousand for the fiscal year ended December 31, 2024 to US$8.4 million for the fiscal year ended December 31, 2025. The increase was primarily attributable to the significant growth in the Group’s trade receivables balance resulting from higher business activity during the fiscal year, particularly within its technology consultancy and project-based service segments. In accordance with the Group’s expected credit loss methodology, the higher outstanding trade receivables balance resulted in a corresponding increase in the impairment allowance as of December 31, 2025.

Management believes that the overall credit quality of the Group’s customer portfolio remained stable during the fiscal year ended December 31, 2025, and that the increase in the impairment allowance primarily reflected the larger receivables portfolio, rather than a significant deterioration in customers’ creditworthiness.

(10)	Impairment allowance on loan receivables decreased by US$21.4 thousand from US$53.3 thousand for the fiscal year ended December 31, 2024 to US$31.9 thousand for the fiscal year ended December 31, 2025. The decrease was primarily attributable to the disposal of the Group’s money-lending subsidiary during the year, which resulted in the derecognition of the underlying loan receivables and the related expected credit loss allowance.

(11)	Rental expenses increased by US$12.2 thousand or approximately 12.1%, from US$100.5 thousand in fiscal year ended December 31, 2024 to US$112.7 thousand in fiscal year ended December 31, 2025. The increase was primarily attributable to the lease of additional premises to support the Group’s expanded operations, including a showroom and office space for clients to access the computing power provided through the Group’s GPU infrastructure.

(12)	Legal and professional fees were US$3.5 million for the fiscal year ended December 31, 2025, representing an increase of US$937.9 thousand, or approximately 36.0%, from US$2.6 million for the fiscal year ended December 31, 2024. The increase was primarily attributable to higher legal and advisory expenses incurred in connection with fundraising activities, including legal opinions, regulatory compliance work, share trading-related legal opinions and associated professional charges, as well as other professional services supporting the Group’s financing and capital market activities.

(13)	Finance costs increased by US$488.1 thousand, from US$131.9 thousand for the fiscal year ended December 31, 2024 to US$620 thousand for the fiscal year ended December 31, 2025. The increase was primarily attributable to higher interest expense arising from convertible notes issued during the fiscal year ended December 31, 2025 to fund the Group’s operations and working capital requirements.

(14)	Other operating expenses primarily consist of marketing expenses, staff welfare, office expenses, travel expenses, secretarial fees and other miscellaneous operating expenses. Other operating expenses increased by US$22.4 million, from US$4.4 million in fiscal year ended December 31, 2024 to US$26.7 million in fiscal year ended December 31, 2025. The increase was mainly attributable to: (i) Bad debt written off amounting to US$4.3 million which arose from management’s assessment that certain outstanding receivable balances were no longer recoverable, (ii) Higher entertainment expenses of US$2.3 million to driven customer engagement, expand market reach, and enhance brand visibility, (iii) Investment loss of US$374 thousand arising from the disposal of quoted and unquoted equity investments (iv) Loss on disposal of subsidiaries of US$11.0 million arising from the disposal of its non-core business during the fiscal year ended December 31, 2025. The loss represents the excess of the carrying amount of net assets disposed over the consideration received and is non-recurring in nature.

We expect our overall operating costs to decrease in the foreseeable future as a result of the disposal of certain subsidiaries during fiscal year ended December 31, 2025, which has reduced the scale of the Group’s operations and its associated cost base. While we will continue to incur expenses necessary to support our core business activities, including marketing, personnel, and professional services, the absence of costs previously attributable to the disposed subsidiaries is expected to result in a lower overall level of operating expenses going forward.

Provision for Income Taxes

Our provision for income taxes was US$647.3 thousand in fiscal year ended December 31, 2025, which included the reversal of an over provision of income tax of US$5.1 thousand in respect of fiscal year ended December 31, 2024.

The Company’s subsidiaries incorporated in Malaysia are subject to the income tax laws of Malaysia. Income tax provision for operations in Malaysia is calculated at the applicable tax rates on taxable income for the relevant periods based on existing legislation, interpretations and practices. Under the Malaysian Income Tax Act 1967, the general corporate income tax rate applicable to companies incorporated in Malaysia is 24%. However, for small and medium-sized companies with paid-up capital of not more than RM2.5 million at the beginning of the basis period and gross business income of not more than RM50 million for the relevant year of assessment, the applicable income tax rates are 15% on the first RM150,000 of chargeable income, 17% on the next RM450,000 of chargeable income (i.e. from RM150,001 to RM600,000), and 24% on the remaining balance, for each of the fiscal years ended December 31, 2025 and 2024.

Net Income/Loss

As a result of the foregoing, we reported net loss of US$29.6 million for the fiscal year ended December 31, 2025, representing a decrease of US$37.3 million from a net income of US$7.6 million for the fiscal year ended December 31, 2024.

Operating segment

	Net Profit
	2024	2025
	US$	US$
Business Strategy Consultancy	4,553,799	(8,681,919)
Technology Development, Solutions and Consultancy	2,594,593	(15,037,186)
Interest income	553,014	(1,655,166)
Others	16,707	(275,723)
Total	7,718,113	(25,649,994)

(i)	Business strategy consultancy

Net profit from business strategy consultancy decreased by US$13.2 million, from a net profit of US$4.6 million in the fiscal year ended December 31, 2024 to a net loss of US$8.7 million in the fiscal year ended December 31, 2025. The decline was primarily attributable to the following factors:

a.	Revenue from business strategy consultancy services amounted to US$10.5 million for the fiscal year ended December 31, 2025, representing a decrease of US$4.3 million compared to US$14.8 million recorded in the fiscal year ended December 31, 2024. The decrease was primarily driven by the timing of project execution, as major milestones were achieved in the prior year, whereas newly awarded engagements were at an earlier stage of completion during the current year.

b.	Consultant fees were US$1.1 million in fiscal year ended December 31, 2025, a decrease of US$1.1 million as compared to US$2.2 million in fiscal year ended December 31, 2024. The decrease was primarily attributable to the completion of significant client work in the prior fiscal year, while engagements secured during the current fiscal year were at earlier stages of execution and required lower levels of third-party professional services.

c.	Gross profit margin increased by 4.4% from 85.2% in fiscal year ended December 31, 2024 to 89.6% in fiscal year ended December 31, 2025.

d.	The operating expenses were increased by US$10.0 million, or approximately 123.9%. The increase is mainly due to (i) Director remunerations; (ii) legal and professional fees; and (iii) entertainment expenses.

(ii)	Technology development, solutions and consultancy

Net profit from technology development, solutions and consultancy services decreased by US$17.6 million, from a net profit of US$2.6 million in the fiscal year ended December 31, 2024 to a net loss of US$15.0 million in the fiscal year ended December 31, 2025. The decline in segment results was primarily attributable to the following factors:

a.	Revenue from our technology development, solutions, and consultancy services increased by US$1.5 million, or approximately 13%, from US$11.4 million in the fiscal year ended December 31, 2024 to US$12.9 million in the fiscal year ended December 31, 2025. This substantial growth was primarily driven by successful completion and commercialization of several major information technology projects, including an AI livestreaming platform, digital marketing solutions, and a gaming platform aggregation project during the fiscal year.

b.	The cost of services increased by US$3.1 million, or approximately 118% due to higher technology development and digital infrastructure costs incurred in connection with the Group’s expansion of its artificial intelligence initiatives, including generative AI solutions and AI digital human technologies.

c.	Gross profit margin decreased by 21.0%, from 77.2% in the fiscal year ended December 31, 2024 to 56.2% in the fiscal year ended December 31, 2025.

d.

The operating expenses from technology development, solutions and consultancy service were increased by US$16.1 million, or approximately 258.7%. The increase is mainly due to (i) Director remunerations; (ii) legal and professional fees; and (iii) entertainment expenses.

(iii)	Interest income

Net profit from interest income decreased by US$2.2 million, from a net profit of US$553 thousand in the fiscal year ended December 31, 2024 to a net loss of US$1.66 million in the fiscal year ended December 31, 2025. The decline was primarily attributable to the following factors:

a.	Revenue from interest income increased significantly by US$1.1 million, or approximately 88.1%, from US$1.2 million for the fiscal year ended December 31, 2024, to US$2.3 million for the fiscal year ended December 31, 2025. This substantial increase was primarily driven by the expansion of the Group’s customer loan portfolio during the fiscal year ended December 31, 2025, which resulted in higher interest income earned compared to the prior fiscal year.

b.	The operating expenses were increased by US$3.3 million mainly due to (i) Director fees and remunerations; (ii) legal and professional fees; and (iii) staff costs.

(iv)	Others

Net profit from other services decreased by US$292 thousand, from a net profit of US$17 thousand in the fiscal year ended December 31, 2024 to a net loss of US$276 thousand in the fiscal year ended December 31, 2025. The decline was primarily attributable to the following factors:

a.	Revenue from other services, which primarily consists of loan processing fees and management fees, increased by US$7.3 thousand, or approximately 2%, from US$373.0 thousand for the fiscal year ended December 31, 2024 to US$380.3 thousand for the fiscal year ended December 31, 2025. The increase was primarily attributable to a higher volume of loan processing activities, resulting in increased loan processing fee income during the year.

b.	Other costs of services decreased by US$152.8 thousand, from US$153 thousand in fiscal year ended December 31, 2024 to US$305 in fiscal year ended December 31, 2025. The decrease was primarily attributable to the disposal of the Group’s education business in April 2024, which resulted in the absence of training expenses and staff-related costs associated with the education business during the fiscal year ended December 31, 2025.

c.	Gross profit margin increased by 40.9% from 59% in fiscal year ended December 31, 2024 to 99.9% in fiscal year ended December 31, 2025.

d.	The operating expenses were increased by US$453 thousand, or approximately 222.7% mainly due to (i) Director fees, (ii) legal and professional fees; and (iii) staff costs.

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2024 and 2023

The following table summarizes our results of operations for the fiscal years ended December 31, 2024 and 2023, respectively, and provides information regarding the US$ and percentage increase or (decrease) during such periods.

	2024		2023		Variances
	Amount	% of total	Amount	% of total	Amount
	US$	revenue	US$	revenue	US$	%
Revenue	27,824,891	100.00%	19,519,687	98.66%	8,305,204	42.55%
Revenue – related party	-	-%	265,061	1.34%	(265,061)	(100.00)%
Total revenue	27,824,891	100.00%	19,784,748	100.00%	8,040,143	40.64%

Other income	241,591	0.87%	163,914	0.83%	77,677	47.39%

Cost of services	(4,948,193)	17.78%	(3,352,149)	16.94%	(1,596,044)	47.61%

Depreciation	(238,058)	0.86%	(161,887)	0.82%	(76,171)	47.05%

Amortisation	(207,989)	0.75%	-	-	(207,989)	100.00%

Employee benefits expenses	(6,811,397)	24.48%	(5,397,483)	27.28%	(1,413,914)	26.2%

Impairment allowance on trade receivables	(919,270)	3.30%	(342,353)	1.73%	(576,917)	168.52%

Impairment allowance on other receivables	(53,252)	0.19%	(59,317)	0.30%	6,065	(10.22)%

Rental expenses	(100,530)	0.36%	(50,570)	0.26%	(49,960)	98.79%

Legal and professional fees	(2,608,458)	9.37%	(1,386,774)	7.01%	(1,221,684)	88.10%

Finance cost	(131,912)	0.47%	(20,175)	0.10%	(111,737)	553.84%

Other operating expenses	(4,362,179)	15.68%	(2,075,468)	10.49%	(2,2,86,711)	110.18%

Profit before income tax	7,685,243	27.62%	7,102,486	35.90%	582,757	8.20%

Income tax expenses	(108,416)	0.39%	135,031	0.68%	(243,447)	(180.20)%

Profit for the year	7,576,827	27.23%	7,237,517	36.58%	339,310	4.69%

Revenue

Our total revenue increased by US$8,040,143, or 40.64%, to US$27,824,891 for the fiscal year ended December 31, 2024 from US$19,784,748 for the fiscal year ended December 31, 2023. The increase in our revenue was primarily due to increase in revenue from technology development, solutions and consultancy services, interest income from microfinancing activities.

Our different revenue sources for fiscal years 2024 and 2023 were as follows:

	For the fiscal years ended December 31
	2024		2023		Change
	Amount	%	Amount	%	Amount	%
	US$		US$		US$
Revenue by service types:
Revenue from business strategy consultancy	14,824,502	53.28%	14,654,120	74.07%	170,382	1.16%
Revenue from technology development, solutions and consultancy	11,412,582	41.02%	4,472,559	22.61%	6,940,023	155.17%
Interest income	1,214,842	4.36%	413,354	2.09%	801,488	193.90%
Others	372,965	1.34%	244,715	1.23%	128,250	52.41%
Total operating revenue	27,824,891	100.00%	19,784,748	100.00%	8,040,143	40.64%

Revenue from Business Strategy Consultancy Services

Revenue from business strategy consultancy services amounted to US$14,824,502 for the fiscal year ended December 31, 2024, representing a marginal increase compared to US$14,654,120 recorded in the previous year, and reflecting overall consistency in performance year over year.

Revenue from Technology Development, Solutions, and Consultancy Services

Revenue from our technology development, solutions, and consultancy services increased significantly by US$6,940,023, or approximately 155.17%, from US$4,472,559 in the fiscal year ended December 31, 2023 to US$11,412,582 in the fiscal year ended December 31, 2024. This substantial growth was primarily driven by the expansion of the Group’s technological capabilities and the launch of new projects, including generative AI solutions and AI digital human technology.

Revenue from Interest Income

Revenue from interest income increased significantly by US$801,488, or approximately 193.90%, from US$413,354 for the fiscal year ended December 31, 2023, to US$1,214,842 for the fiscal year ended December 31, 2024. This substantial increase was primarily driven by the expansion of our customer loan base compared to the prior financial year.

Revenue from Other Services

Other revenues consist primarily of loan processing fees, management fees, and training fees. For the fiscal year ended December 31, 2024, other revenues amounted to US$372,965, representing an increase of 52.41% or US$128,250 compared to US$244,715 in the prior year. The increase was mainly attributable to higher loan processing fees generated from the Group’s microfinancing activities during fiscal year 2024.

Other Income

Our sources for other income for fiscal years 2024 and 2023 were as follows:

	For the fiscal years ended December 31
	2024		2023		Change
	Amount	%	Amount	%	Amount	%
	US$		US$		US$
Other income:
Interest income	4,140	1.71%	1,596	0.97%	2,544	159.40%
Gain on foreign currency	208,335	86.24%	-	-	208,335	100.00%
Other income – IPO Conference	-	-	109,592	66.86%	(109,592)	(100.00)%
Reimbursement income for expenses incurred	4,190	1.73%	52,726	32.17%	(48,536)	(92.05)%
Others	24,926	10.32%	-	-	24,926	100.00%
Total	241,591	100.00%	163,914	100.00%	77,677	47.39%

Other income was US$241,591 and US$163,914 in fiscal year ended December 31, 2024 and 2023 respectively.

Reimbursement income for expenses incurred in the year ended 2023 and 2024 relates to the monthly out-of-pocket expenses charged by Imej Jiwa Communications Sdn Bhd to their clients for the investor relation services.

Operating Costs

The following table sets forth the breakdown of our operating costs for the fiscal years ended December 31, 2024 and 2023:

	For the fiscal years ended December 31,
	2024		2023		Variances
	Amount	%	Amount	%	Amount	%
	US$		US$		US$
Consultant fee	2,194,536	10.77%	2,413,237	18.79%	(218,701)	(9.06)%
IT expenses	2,408,554	11.82%	239,426	1.86%	2,169,128	905.97%
Subscription fee	10,892	0.05%	30,720	0.24%	(19,828)	(64.54)%
Referral fee	181,139	0.89%	552,263	4.30%	(371,124)	(67.20)%
Other cost of services	153,072	0.75%	116,503	0.91%	36,569	31.39%
Depreciation	238,058	1.17%	161,887	1.26%	76,171	47.05%
Amortisation	207,989	1.02%	-	-	207,989	100.00%
Employee benefits expenses	6,811,397	33.42%	5,397,483	42.02%	1,413,914	26.20%
Impairment allowance on trade receivables	919,270	4.51%	342,353	2.67%	576,917	168.52%
Impairment allowance on other receivables	53,252	0.26%	59,317	0.46%	(6,065)	(10.22)%
Rental expenses	100,530	0.49%	50,570	0.39%	49,960	98.79%
Legal and professional fees	2,608,458	12.80%	1,386,774	10.80%	1,221,684	88.10%
Finance cost	131,912	0.65%	20,175	0.16%	111,737	553.84%
Other operating expenses	4,362,179	21.40%	2,075,468	16.16%	2,286,711	110.18%
Total operating costs	20,381,238	100.00%	12,846,176	100.00%	7,535,062	58.66%

Our operating costs as a percentage to our total revenue in the fiscal year 2024 were consistent with fiscal year 2023 which were 73.25% and 64.93% respectively. The operating costs increased significantly by US$7,535,063, or approximately 58.66%, from US$12,846,176 in fiscal year 2023 to US$20,381,239 in fiscal year 2024. The increase was due to the following major reasons:

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

For the fiscal year ended December 31, 2024, consultant fees amounted to US$2,194,536, reflecting a marginal decrease of US$218,701 compared to US$2,413,237 in the fiscal year ended December 31, 2023. The Group engaged in a comparable number of IPO projects in both fiscal years; therefore, consultant fees remained relatively consistent across the periods. The slight decrease was due to the timing of project milestones and the completion of certain consultancy scopes in earlier phases.

(2)

IT expenses for the financial year ended 31 December 2024 amounted to US$2,408,554, representing an increase of US$2,169,128 or 906% compared to US$239,426 in the previous financial year.

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

(3)	Subscription fees decreased by US$19,828, from US$30,720 in fiscal year 2023 to US$10,892 in fiscal year 2024, due to reduced subscriptions with a service provider that offers media monitoring, analytics, and insight solutions.

(4)

Referral fees amounted to US$181,139 in fiscal year 2024, compared to US$552,263 in fiscal year 2023.

The reduction in referral fees was primarily attributable to increased direct engagement with potential customers and the adoption of marketing tools to generate leads, which were then converted into customers.

(5)

Other costs of services increased by US$36,569, from US$116,503 in fiscal year 2023 to US$153,072 in fiscal year 2024.

The increase was primarily attributable to higher training expenses and increased staff-related costs associated with the operations of the Group’s education arm during the fiscal year 2024.

(6)

For the fiscal year 2024, depreciation was US$238,058, an increase of US$76,171 compared with US$161,887 in fiscal year 2023, primarily due to additional fixed assets acquired during the year, such as renovation for our newly leased offices and campus, computer software and office equipment.

(7)	Amortization expense totaled US$207,989 for the fiscal year ended December 31, 2024, primarily attributable to the commencement of utilisation of intangible assets within the Group’s operations

(8)	For the fiscal year 2024, the employee benefits expenses were US$6,811,397, a increase of US$1,413,914 compared with US$5,397,483 in fiscal year 2023. Such an increase was mainly attributable to the expansion of our business. The increase was mainly due to the disposal of one of our subsidiaries by the end of March 2024. (inclusive of Director fee cause increment)

(9)	Impairment allowance on trade receivables increased significantly US$576,918 or approximately 168.52%, from US$342,353 in fiscal year 2023 to US$919,270 in fiscal year 2024

(10)	Impairment allowance on loan receivables decreased by US$6,065 or approximately 10.22%, from US$59,317 in fiscal year 2023 to US$53,252 in fiscal year 2024.

(11)	Rental expenses increased by US$49,960 or approximately 98.79%, from US$50,570 in fiscal year 2023 to US$100,530 in fiscal year 2024 due to the additional new office in fiscal year 2024 to accommodate the increasing employees.

(12)	Legal and professional fees were US$2,608,458 in fiscal year 2024, representing a significant increase of US$1,221,684 compared to US$1,386,774 in fiscal year 2023. This increase was primarily driven by multiple fundraising activities conducted during fiscal year 2024.

(13)	Finance costs increased by US$111,737, from US$20,175 in fiscal year 2023 to US$131,912 in fiscal year 2024, primarily due to the senior secured convertible note transaction entered into during fiscal year 2024.

(14)	Other operating expenses primarily consist of marketing expenses, staff welfare, office expenses, travel expenses and secretarial fees. Other operating expenses increased by US$2,286,711, from US$2,075,468 in fiscal year 2023 to US$4,362,179 in fiscal year 2024. The increase was mainly attributable to: (i) Loss on derecognition of subsidiaries amounting to US$399,540, (ii) Higher marketing expenses of US$781,500 to expand customer reach and enhance brand awareness, and (iii) Increased staff welfare expenses of US$486,049, primarily due to the purchase of Directors’ and employees’ medical insurance, as well as company events, including overseas trips and other celebrations.

We expect our overall operating costs, including marketing expenses, salaries, and professional and business consulting expenses, to continue to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations.

Provision for Income Taxes

Our provision for income taxes was US$40,902 in fiscal year ended December 31, 2024, primarily due to the under provision of income tax of US$135,031 in fiscal year 2023. For the subsidiaries that are incorporated in Malaysia, they are governed by the income tax laws of Malaysia. The income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations, and practices. Under the Income Tax Act of Malaysia, enterprises incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate, while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis. The tax rate for small and medium sized companies (generally companies incorporated in Malaysia with paid-in capital of MYR2,500,000 or less, and gross income of not more than MYR50 million) is 15% for the first MYR150,000 (or approximately US$37,500) taxable income, continuously by 17% for the MYR150,001 (or approximately US$37,501) to MYR600,000 (or approximately US$150,000) taxable income for the fiscal years ended December 31, 2024 and 2023, with the remaining balance being taxed at the 24% rate.

Net Income

As a result of the foregoing, we reported net income of US$7,576,827 for the fiscal year ended December 31, 2024, representing an increase of US$339,310 from a net income of US$7,237,517 for the fiscal year ended December 31, 2023.

Operating segment

	Net Profit
	2023	2024
	US$	US$
Business Strategy Consultancy	4,773,738	4,553,799
Technology Development, Solutions and Consultancy	2,161,264	2,594,593
Interest income	225,855	553,014
Others	73,039	16,707
Total	7,233,896	7,718,113

(i)	Business strategy consultancy

Net profit from business strategy consultancy decreased by US$219,940 or 7.08% from US$4,773,739 in the fiscal year ended December 31, 2023 to US$4,553,799 in the fiscal year ended December 31, 2024 due to the following reasons:

a.	Revenue from business strategy consultancy services amounted to US$14,824,502 for the fiscal year ended December 31, 2024, representing a marginal decrease compared to US$14,654,120 recorded in the previous year, and reflecting overall consistency in performance year over year.

b.	Consultant fees were US$2,194,536 in fiscal year 2024, an decrease of US$814,417 as compared to US$3,008,953 in fiscal year 2023. The decrease in consultant fees is due to the completion of substantial works from the consultants of some of the on-going IPO projects in fiscal year 2023, leaving only a few remaining tasks to be completed in fiscal year 2024.

c.	Gross profit margin increased by 6% from 79% in 2023 to 85% in 2024.

d.	The operating expenses were increased by US$1,204,739, or approximately 14%. The increase is mainly due to (i) Director fees; (ii) legal and professional fees; and (iii) marketing expenses.

(ii)	Technology development, solutions and consultancy

Net profit from technology development, solutions and consultancy service increased by US$433,329 or 16.94% from US$2,161,264 in 2023 to US$2,594,593 in 2024 due to the following reasons:

a.	Revenue from our technology development, solutions, and consultancy services increased significantly by US$6,940,023, or approximately 148.56%, from US$4,472,559 in the fiscal year ended December 31, 2023 to US$11,412,582 in the fiscal year ended December 31, 2024. This substantial growth was primarily driven by the expansion of the Group’s technological capabilities and the launch of new projects, including generative AI solutions and AI digital human technology.

b.	The cost of services increased by US$2,318,061, or approximately 796.63% due to the projects were mostly completed by our internal IT team.

c.	Gross profit margin decreased by 17%, from 94% in 2023 to 77% in 2024.

d.	The operating expenses from technology development, solutions and consultancy service were increased by US$4,188,633, or approximately 199%. The increase is mainly due to (i) Director fees; (ii) legal and professional fees; and (iii) marketing expenses.

(iii)	Interest income

Net profit from interest income increased by US$327,159 or 138.51% from US$225,855 in 2023 to US$553,014 in 2024 due to the following reasons:

a.	Revenue from interest income increased significantly by US$801,488, or approximately 186.28%, from US$413,354 for the fiscal year ended December 31, 2023, to US$1,214,842 for the fiscal year ended December 31, 2024. This substantial increase was primarily driven by the expansion of our customer loan base compared to the prior financial

b.	The operating expenses were increased by US$474,329 mainly due to (i) Director fees and remunerations; (ii) legal and professional fees; and (iii) staff costs.

(iv)	Others

Net profit from others decreased by US$56,333 or 77.72% from US$73,040 in 2023 to US$16,707 in 2024 due to the following reasons:

a.	Other revenues consist primarily of loan processing fees, management fees, and training fees. For the fiscal year ended December 31, 2024, other revenues amounted to US$372,965, representing an increase of 48.46% or US$128,250 compared to US$244,715 in the prior year. The increase was mainly attributable to higher loan processing fees generated from the Group’s microfinancing activities during fiscal year 2024.

b.

Other costs of services increased by US$92,400, from US$60,670 in fiscal year 2023 to US$153,072 in fiscal year 2024.

The increase was primarily attributable to higher training expenses and increased staff-related costs associated with the operations of the Group’s education arm during the fiscal year 2024.

c.	Gross profit margin significantly decreased by 16% from 75% in 2023 to 59% in 2024.

d.	The operating expenses were increased by US$92,182, or approximately 78% mainly due to (i) Director fees, (ii) legal and professional fees; and (iii) staff costs.

B. Liquidity and Capital Resources

Cash Flows for the Fiscal Year Ended December 31, 2025 Compared to the Fiscal Year Ended December 31, 2024

The following table sets forth a summary of our cash flow for the year ended 31 December 2025 and 2024

	For the fiscal year ended December 31,
	2025	2024
Summary Consolidated Cash Flow Data	US$	US$
Net cash (used in)/generated from operating activities	2,617,790	22,279,507
Net cash used in investing activities	(72,968,649)	(48,644,380)
Net cash generated from financing activities	66,186,404	34,528,608
Net (decrease)/increase in cash and cash equivalents	(7,159,936)	7,090,444
Cash and cash equivalents at the beginning of year	8,100,899	1,010,455
Cash and cash equivalents at the end of year	940,963	8,100,899

Net cash generated from operating activities in the fiscal year ended December 31, 2025 was US$2.6 million, which consists of our loss before tax of US$29.6 million as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash primarily included net effects from acquisition and disposal of subsidiaries amounting to US$42.1 million, provision of allowance for expected credit losses at US$8.5 million, US$6.7 million of share-based compensation awards paid to our directors and senior managements and acquisition of financial assets amounting to US$32.0 million. The principal items accounting for the changes in operating assets and liabilities were (i) US$16.0 million of decrease in trade and other receivables, (ii) US$8.8 million of increase in trade and other payables and (iii) US$257 thousand of decrease in inventories.

Investing activities

Net cash used in investing activities in the fiscal year ended December 31, 2025 was US$73.0 million, which was attributable to our acquisition in financial assets amounting of US$7.5 million , acquisition of intangible assets in a total of US$5.9 million and proceeds from disposal of subsidiaries at US$63.3 million On the other hand, incurred of proceeds of US$4.2 million in respect of disposal of quoted and unquoted investments.

Financing activities

Net cash generated from financing activities in in the fiscal year ended December 31, 2025 was US$66.2 million, which was proceeds from issuance of convertible notes at US$14.0 million, repayment of finance lease liabilities at US$1.6 million, and proceeds from issuance of shares at US$53.7 million.

Our principal sources of liquidity to finance our operating and investing activities have been net cash provided by financing activities. As of December 31, 2025, we had US$941 thousand in cash and cash equivalents, Our cash and cash equivalents primarily consist of cash on hand, general bank balances and cash in share trading accounts.

Cash Flows for the Fiscal Year Ended December 31, 2024 Compared to the Fiscal Year Ended December 31, 2023

The following table sets forth a summary of our cash flow for the year ended 31 December 2024 and 2023

	For the fiscal year ended December 31,
	2024	2023
Summary Consolidated Cash Flow Data	US$	US$
Net cash generated from/(used in) operating activities	22,279,507	1,151,228
Net cash (used in)/generated from investing activities	(48,644,380)	(3,975,259)
Net cash generated/(used in) financing activities	34,528,608	2,963,766
Net increase in cash and cash equivalents	7,090,444	139,735
Cash and cash equivalents at the beginning of year	1,010,455	870,720
Cash and cash equivalents at the end of year	8,100,899	1,010,455

Net cash generated used in operating activities in 2024 was US$22.3 million, which consists of our profit before tax of US$7.7 million as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash primarily included professional fees paid by shares amounting to US$ 2.9 million, provision of allowance for expected credit losses at US$919 thousand and US$ 1.9million of share-based compensation awards paid to our directors and senior managements. The principal items accounting for the changes in operating assets and liabilities were (i) US$12million of increase in trade and other receivables and (ii) US$4.7million of increase in trade and other payables.

Investing activities

Net cash used in investing activities in 2024 was US$48.7 million, which was attributable to our investment in Sagtec Global Limited, Reveillon Group Limited and Marvis Inc. Additionally, we have also acquired a total of US$2.3million in intangible assets.

Financing activities

Net cash generated from financing activities in 2024 was US$34.53 million, which was repayment due to advances to related parties at US$0.3 million, repayment of finance lease liabilities at US$161k, repayment of borrowings at US$24k, and proceeds from issuance of shares at US$35.01 million.

Our principal sources of liquidity to finance our operating and investing activities have been net cash provided by financing activities. As of December 31, 2024, we had US$ 8.1 million in cash and cash equivalents, out of which US$6.30 million was held in Ringgit Malaysia and the rest was held in other currencies. Our cash and cash equivalents primarily consist of cash on hand, general bank balances and cash in share trading accounts.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2025, 2024, and 2023.

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

Trade and Other Receivables

A receivable is recognized when the group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognized before the group has an unconditional right to receive consideration, the amount is presented as a contract asset. Trade receivables that do not contain a significant financing component are initially measured at their transaction price. Trade receivables that contain a significant financing component and other receivables are initially measured at fair value plus transaction costs. All receivables are subsequently stated at amortised cost, using the effective interest method and including an allowance for credit losses. As of December 31, 2025 and 2024, the allowance for doubtful debts are US$4,548,696 and US$469,101, respectively.

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

Business strategy consultancy services primarily comprise listing advisory, investor relations, and boardroom strategy consulting services. Revenue from these services is generally generated under fixed-fee arrangements, whereby clients agree to pay a predetermined fee in exchange for a specified scope of professional services. Clients are typically billed periodically over the contractual term in accordance with the service agreements.

Contracts for business strategy consultancy services are generally of less than one year in duration. Revenue is recognized over time as the Company satisfies its performance obligations, as the customer simultaneously receives and consumes the benefits of the services provided.

Where contractual billings correspond directly with the value transferred to the customer, the Company applies the practical expedient under IFRS 15 and recognizes revenue in the amount to which it has a right to invoice in accordance with the contractual billing terms.

For fixed-fee contracts where the right-to-invoice practical expedient is not applicable, revenue is recognized over time using an input method based on costs incurred to date relative to the total estimated costs to complete the contract. Management considers the cost-to-cost method to faithfully depict the transfer of control of the services to the customer, as costs incurred are proportionate to the Company’s performance in satisfying its contractual obligations.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Victor Hoo Voon Him	44	Chairman and Chief Executive Officer
Ang Zhi Feng	40	Chief Financial Officer
Audrey Liu Ser Wei	34	Chief of Operating Officer
Steve Ng Mun Huat(1) (2)(3)	49	Director, Chair of Audit Committee
Zoe Yong Goon Wey(1) (2)(3)	37	Director, Chair of Nominating and Corporate Governance Committee
Lee Tze Wee(1) (2)(3)	39	Director, Chair of Compensation Committee
Michael Puah Wooi Kuan	38	Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

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

Audrey Liu Ser Wei is our Chief of Operating Officer. Ms. Liu has worked for the V Capital group since 2017 and has been the personal assistant to the Chairman. As our Chief Operating Officer, Ms. Liu leads the Group’s operations and strategic execution, ensuring alignment across business units, governance, and growth initiatives. She is instrumental in driving organisational efficiency, operational excellence, and long-term value creation for the Group.. Ms. Liu graduated with a Bachelor of Business from Help University in 2015.

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

Lee Tze Wee is a Director. Mr. Lee is a highly accomplished C-suite finance executive with over 15 years of diversified experience across financial strategy, risk management, and corporate finance. Widely regarded as a strategic finance visionary, he excels in high-stakes financial decision-making, advanced financial control frameworks, and profitability optimization—supported by deep expertise in financial planning and analysis (FP&A) He currently serves as Interim Group Chief Financial Officer of a SGX-listed company. Prior to this, he held a position of Chief Financial Officer of a Malaysia Airlines subsidiary, where he also briefly held the role of Acting Chief Executive Officer in 2017. Earlier in his career, he served as a Finance Executive at Senari Synergy Sdn Bhd, where he spearheaded group-wide restructuring, tax planning initiatives, and financial optimization efforts across multiple subsidiaries. He began his career at Ernst & Young in the Risk and Advisory Department, progressing to senior associate and contributing to high-impact projects such as feasibility studies, internal audits, activity-based costing, and tariff modeling for public sector entities and listed corporations.

Mr. Lee is a Fellow Certified Practising Accountant (FCPA) with CPA Australia and a Chartered Accountant (C.A. (M)) under the Malaysian Institute of Accountants. He holds a Bachelor of Business (Accounting) from Swinburne University of Technology and is fluent in English, Malay, and Mandarin. He brings deep expertise in financial planning and analysis, treasury, ERP implementation, and corporate governance, with a proven track record of delivering shareholder value and strengthening financial frameworks in complex, regulated environments.

Michael Puah Wooi Kuan is a Director. Mr. Puah is a seasoned finance leader with over 15 years of experience in strategic planning, group consolidation, financial controlling and IPO execution across industries including IT, aviation, F&B, pharmaceuticals, and plantations. Throughout his career, he has led cross-regional finance functions, strengthened financial governance frameworks, and enhanced reporting transparency to support informed decision-making at senior leadership and board levels. He previously held senior finance leadership roles in multinational and listed environments, including serving as a core team member in the IPO preparation of AustAsia Group, contributing to its successful listing on the Hong Kong Stock Exchange. Earlier in his career at PwC Singapore and Malaysia, he managed audit engagements for large public-listed companies and supported IPO readiness and regulatory compliance initiatives, building a strong technical foundation in IFRS, internal controls, and capital market requirements.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix

Country of Principal Executive Offices:	Malaysia
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

			Non-	Did Not Disclose
	Female	Male	Binary	Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0	0	0	0
LGBTQ+	0	0	0	0
Did Not Disclose Demographic Background	0	0	0	0

Family Relationships

There are no family relationships among our directors or executive officers, as defined in Item 401 of Regulation S-K.

B. Compensation

Under British Virgin Islands law, we are not required to disclose compensation paid to our executive officers on an individual basis and we have not otherwise publicly disclosed this information elsewhere.

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

Share Incentive Plans

On January 29, 2024, the board of directors (the “Board”) of VCI Global Limited (the “Company”) approved an employee stock ownership plan (the “Plan”) which became effective upon adoption. On November 10, 2025, the Board adopted an amended and restated version of the Plan (the “2025 Plan”), which became effective on the same date. The 2025 Plan shall be effective upon the Effective Date and shall continue in full force and effect for a term of five (5) years from the date of adoption by the Board.

The maximum number of ordinary shares which shall be subject to options under this 2025 Plan will be restricted to twenty per cent (20%) of the total outstanding share capital of the Company on a fully diluted basis, recalculated immediately prior to each grant. Notwithstanding the foregoing, the maximum number of ordinary shares reserved for issuance pursuant to the 2025 Plan may be increased or decreased with the consent of the Board or A committee designated by our board of directors (the “ESOP Committee”). As of the date of this annual report, awards to receive or purchase 11,591,261 ordinary shares under the 2025 Plan have been granted and fully exercised.

The following paragraphs summarize the terms of the 2025 Plan:

Eligibility. Our qualified officers, directors, employees, consultants and other qualified persons are eligible to participate in the 2025 Plan.

Types of Awards. The 2022 Plan permits the awards of options.

Plan Administration. The ESOP Committee will implement and administer the plan.

Evidence of award. Awards can be evidenced by an agreement, certificate, resolution or other types of writing or an electronic medium approved by the ESOP Committee as the plan administrator that sets forth the terms and conditions of the awards granted.

Conditions of Award. The ESOP Committee administrator shall determine the participants, types of awards, numbers of shares to be covered by awards, terms and conditions of each award, and provisions with respect to the vesting schedule, settlement, exercise, cancelation, forfeiture or suspension of awards.

Term of Award. The term of each award shall be fixed by the administrator and is stated in the award agreement between recipient of an award and us, provided that the term shall generally be no more than two (2) years from the date the option is exercisable pursuant to the relevant letter of grant or any other dates as may be stated thereof.

Grant Schedule. In general, the plan administration committee determines the vesting schedule, which is specified in the relevant letter of grant.

Transfer Restrictions. Unless otherwise determined by the board of directors or the ESOP Committee for certain limited permitted transfers, no award and no right under any such award shall be assignable, alienable, saleable or transferable by the employee holder otherwise than by will or by the laws of descent and distribution.

Amendment, Suspension or Termination. The board of directors or the ESOP Committee may amend, alter, suspend, discontinue or terminate the 2025 Plan, or any award agreement hereunder or any portion hereof or thereof at any time, provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without the consent of the affected recipient of an award with respect to any award agreement, the consent of the affected recipient of an award, if such action would materially and adversely affect the rights of such recipient under any outstanding award.

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

Board of Directors

Our business and affairs are managed under the direction of our Board. Our Board consists of 5 directors, 4 of whom qualify as “independent” under the listing standards of Nasdaq.

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

●

the director or a family member of the director accepted any compensation from the company in excess of US$120,000 during any period of twelve (12) consecutive months within the three (3) years preceding the independence determination (subject to certain exemptions, including, among other things, compensation for board or board committee service);

●

the director or a family member of the director is a partner in, controlling shareholder of, or an executive officer of an entity to which the company made, or from which the company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or US$200,000, whichever is greater (subject to certain exemptions);

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

Under such definitions, our Board has undertaken a review of the independence of each director. Based on information provided by each director concerning his background, employment and affiliations, our Board has determined that a majority of our directors (Steve Ng Mun Huat, Zoe Yong Goon Wey, Lee Tze Wee and Michael Puah Wooi Kuan) are independent directors of the Company.

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

Audit Committee

Our audit committee consist of Steve Ng Mun Huat, Lee Tze Wee and Zoe Yong Goon Wey. Steve Ng Mun Huat is the Chairman of the audit committee. In addition, our Board has determined that Steve Ng Mun Huat is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended, or the Securities Act. The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

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

Compensation Committee

Our compensation committee consist of Lee Tze Wee, Steve Ng Mun Huat and Zoe Yong Goon Wey each of whom is an independent director. Each member of our compensation committee is also a non-employee director, as defined under Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Code. Lee Tze Wee is the chairman of the compensation committee. The compensation committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consist of Zoe Yong Goon Wey, Lee Tze Wee and Steve Ng Mun Huat. Zoe Yong Goon Wey is the Chairman of the nominating and corporate governance committee. The nominating and corporate governance committee’s duties, which are specified in our Nominating and Corporate Governance Audit Committee Charter, include, but are not limited to:

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

Foreign Private Issuer Status

As a foreign private issuer, the Company will be exempt from the rules under the Exchange Act, and its officers, directors and principal shareholders will be exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our ordinary shares. Our executive officers and directors are required, pursuant to the Holding Foreign Insiders Accountable Act, to file Section 16(a) reports with the SEC to disclose their beneficial ownership of our securities. Our principal shareholders who are not officers or directors, however, remain exempt from Section 16(a) reporting requirements. In addition, the Company will also be permitted to follow corporate governance practices in accordance with BVI law in lieu of most of the corporate governance rules set forth by Nasdaq, other than the Nasdaq’s requirements that it must (1) have an audit committee that meets the requirements of Exchange Act Rule 10A-3 and (2) provide Nasdaq prompt notification from its chief executive officer of non-compliance with applicable provisions of the corporate governance rules. Notably, the Company will be permitted to follow corporate governance practices in accordance with BVI law in lieu of Nasdaq’s requirements concerning (i) a majority independent board, (ii) the nominating and corporate governance committee, (iii) the compensation committee, and (iii) the three-director minimum for the audit committee. The Company has elected to follow the corporate governance rules of Nasdaq at this time. Notwithstanding the foregoing, we are not required to and, in reliance on home country practice, we do not intend to, comply with certain Nasdaq rules regarding shareholder approval for certain issuances of securities under Nasdaq Rule 5635. In accordance with the provisions of our amended and restated memorandum and articles of association, our board of directors is authorized to issue securities, including ordinary shares, preferred shares, warrants and convertible notes without shareholder approval.

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 9,284,913 Ordinary Shares outstanding as of the date of this annual report.

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

	Ordinary Shares Beneficially Owned
	Number		%
Directors and Executive Officers(1):
Victor Hoo Voon Him	2,225,533	(2)	23.969%
Ang Zhi Feng	24,871		*
Audrey Liu Ser Wei	24,873		*
Steve Ng Mun Huat	-		-
Michael Puah	-		-
Zoe Yong Goon Wey	-		-
Lee Tze Wee	-		-
All directors and executive officers as a group (7 individuals):	2,275,227		24,505%

5% Shareholders:
Victor Hoo Voon Him	2,225,533	(2)	23.969%

*	Less than 1%.
(1)	Unless otherwise indicated, the principal address of the named directors and directors and 5% stockholders of the Company is Suite 33.03 of Level 33, Menara Exchange 106, Lingkaran TRX, Tun Razak Exchange, 55188 Kuala Lumpur, Malaysia.
(2)	Includes 59 shares owned by VCI Equity Fund (L) Limited (previously known as V Invesco Fund (L) Limited), a company owned and controlled by Victor Hoo Voon Him.

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

B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees

Certain Relationships and Related Party Transactions

The following disclosure summarizes the Company’s related party balances and transactions for the fiscal years ended December 31, 2025, 2024 and 2023. Related companies in the consolidated financial statements refer to members of the ultimate holding company’s group of companies. Certain transactions and arrangements are between members of the Company, and the effects of these transactions and arrangements, on the basis determined between the parties, are reflected in the consolidated financial statements. The intercompany balances are unsecured, interest-free and repayable on demand, unless otherwise stated.

The following table sets forth significant related party transactions for the fiscal years ended December 31, 2025, 2024 and 2023.

Related party	Relationship	Nature	Description	December 31, 2023	December 31, 2024	December 31, 2025
V Capital Sdn Bhd	Common shareholder.	Trade nature.	Purchase of services.	US$610,115.	Nil.	Nil.
V Capital Sdn Bhd	Common shareholder.	Non-trade nature.	Advances paid by V Capital Sdn Bhd.	US$(35,953).	Nil.	Nil.
Hoo Voon Him	Director.	Non-trade nature.	Advance receipt from director.	US$(44,554).	US$63,185.	US$(392,983).
Hoo Voon Him	Director.	Trade nature.	Sales of business consultancy fee.	US$(214,325).	Nil.	Nil.
Noraini Binti Aripin	Director.	Non-trade nature.	Advance receipt from director.	US$(202,839).	Nil.	Nil.
Stanley Khoo	Director.	Non-trade nature.	Amount due to director.	Nil.	US$423,926.	Nil.
VHKL Private Capital Limited	Common shareholder.	Non-trade nature.	Disposal of subsidiaries	Nil.	Nil.	US$62,833,133.
Elmu Higher Education Sdn Bhd	Common shareholder.	Non-trade nature.	Advance paid by Elmu Higher Education Sdn Bhd.	Nil.	Nil.	US$(63,101).
V Capital Consulting Limited	Common shareholder.	Non-trade nature.	Advance paid by V Capital Consulting Limited.	Nil.	Nil.	US$(128,540).

C. Interests of experts and counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

On December 18, 2024, Boustead Securities, LLC (“Boustead”) filed an arbitration claim before the Financial Industry Regulatory Authority (“FINRA”) against the Company, alleging that the Company breached the terms of an engagement agreement entered into in connection with the Company’s initial public offering. Boustead alleges that the Company failed to honour a right of first refusal clause entitling Boustead to participate in certain capital-raising transactions conducted by the Company following its initial public offering. Boustead claims total fees of approximately US$ $6,000,000, exclusive of fees in respect of certain transactions for which the amount has not yet been determined, and also seeks unissued warrants, interest, and legal costs.

The matter is at an early stage. The Company has filed its answer and affirmative defenses, denying the allegations and claims in their entirety, including objecting to the jurisdiction of the FINRA arbitration forum. The Company intends to defend the arbitration vigorously. However, the outcome of any arbitration or litigation is inherently uncertain, and there can be no assurance that the Company will prevail. An adverse outcome could have a material adverse effect on the Company’s financial condition and results of operations.

Other than the Boustead arbitration described above, we are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Dividend Policy

On June 6, 2023, we declared a first single tier interim dividend of US$0.01 per Ordinary Share. The dividend was paid out on July 31, 2023, to shareholders of record on July 3, 2023 in the amount of US$103,809.35. The payment of dividends will be made at the sole discretion of the Board of Directors of the Company. While we paid dividends in 2023, we did not do so in the fiscal years ended December 31, 2024 and 2025.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our ordinary shares. Our executive officers and directors are required, pursuant to the Holding Foreign Insiders Accountable Act, to file Section 16(a) reports with the SEC to disclose their beneficial ownership of our securities. Our principal shareholders who are not officers or directors, however, remain exempt from Section 16(a) reporting requirements.

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

The currency exposure of financial assets and financial liabilities denominated in currencies other than the Group’s functional currencies are as follows:

	Assets		Liabilities
	2024	2025	2024	2025
	US$	US$	US$	US$
Singapore Dollar	-	90,615	-	-
Malaysia Ringgit	17,762,178	24,079,176	4,220,536	4,501,621

Foreign currency sensitivity

The following table details the sensitivity to a 5% increase and decrease in the related foreign currencies against the functional currency (“US$”) with all the other variables held constant. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 5% change in foreign currency rates.

	2024	2025
	US$	US$
Singapore Dollar	-	4,531
Malaysia Ringgit	677,082	978,878

Interest rate risk management

The Group is exposed to interest rate risk as the Group has bank loans which are interest bearing. The interest rates and terms of repayment of the loans are disclosed in the Note to the financial statements. The Group currently does not have an interest rate hedging policy.

Interest rate sensitivity analysis

The sensitivity analysis below has been determined based on the exposure to interest rate for non-derivative instruments at the end of the reporting period. A 50 basis point (2024: 50) increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates on loans had been 50 basis points (2024: 50) higher/lower and all other variables were held constant, the Group’s profit for the year would decrease/increase by approximately US$3,600 (2024: US$1,118, 2023: US$370).

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

	Weighted average effective interest rate	On demand or within 1 year	Within 2 to 5 years	Total
	%	US$	US$	US$

2025
Non-interest bearing	-	13,929,371	456,084	14,385,455
Fixed interest rate	3.5-5%	399,858	346,754	746,612
Total		14,329,229	802,838	15,132,067

2024
Non-interest bearing	-	4,902,244	-	4,902,244
Fixed interest rate	3.5-5%	82,431	37,533	119,984
Variable interest rate	BLR+2.6%	160,455	21,936	182,391
Total		5,145,130	59,489	5,204,619

2023
Non-interest bearing	-	4,507,068	-	4,507,068
Fixed interest rate	3.5-4.31%	148,371	191,363	339,734
Variable interest rate	BLR+2.6%	9,520	17,711	27,231
Total		4,664,959	209,074	4,874,033

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, it used the criteria established in the updated framework in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992 and updated in May 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this evaluation, management concluded that the Company’s internal control over financial reporting is not effective as of December 31, 2025, due to material weaknesses in our internal control over financial reporting, as further described below.

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

Despite that, management believes that the consolidated financial statements included in this annual report present fairly the consolidated financial position, results of operations and cash flows of the Company for the fiscal year covered.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed for professional services rendered by SFAI Malaysia PLT, the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2025, and WWC, P.C., the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2024.

	For the Years Ended December 31,
	2025		2024
Audit fees(1)	US$	200,000	US$	200,000
Total	US$	200,000	US$	200,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements.

The audit committee of our board of directors has established its pre-approval policies and procedures, pursuant to which the audit committee approved the foregoing audit, tax, and non-audit services provided by SFAI MALAYSIA PLT. in the fiscal years as described above. Consistent with our audit committee’s responsibility for engaging our independent auditors, all audit and permitted non-audit services require pre-approval by the audit committee. The full audit committee approves proposed services and fee estimates for these services. One or more independent directors serving on the audit committee may be delegated by the full audit committee to pre-approve any audit and non-audit services. Any such delegation shall be presented to the full audit committee at its next scheduled meeting. Pursuant to these procedures, the audit committee approved the foregoing audit services provided by SFAI MALAYSIA PLT.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Purchases of Equity Securities by the Company

Period	Total number of shares (or units) purchased	Average price paid per share (or unit)		Total number of shares (or units) purchased as part of publicly announced plans or programs*	Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs
November 1 to November 30, 2025	84,618	US$	1.176	84,618	US$	9.9million

Purchases of Equity Securities by Victor Hoo

Period	Total number of shares (or units) purchased*	Average price paid per share (or unit)		Total number of shares (or units) purchased as part of publicly announced plans or programs*	Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs
March 1 to March 31, 2025	2,099,991	US$	0.527	2,099,991	NIL
May 1 to May 31, 2025	285,226	US$	4.290	285,226	NIL
June 1 to June 30, 2025	347,841	US$	3.190	347,841	NIL
September 1 to 30, 2025	60,717	US$	16.930	60,717	NIL
October 1 to October 31, 2025	4,734	US$	16.930	4,734	NIL
November 1 to November 30, 2025	147,879	US$	1.204	147,879	NIL

*	The number of shares and the per share amounts presented in this Item 16E have not been adjusted to reflect the Company’s 1:60 reverse share split that occurred on February 27, 2026.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On May 19, 2026, the Company dismissed WWC, P.C. (“WWC”) and appointed SFAI Malaysia PLT (“SFAI”) as its independent registered public accounting firm, effective on the same day (the “Change of Auditor”). The Change of Auditor was made after careful consideration and evaluation by the Company and has been approved by the audit committee of the board of directors of the Company. The Company’s decision to make the Change of Auditor was not the result of any disagreement between the Company and WWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The audit report of WWC on the consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2023 and 2024 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. Furthermore, during the fiscal years ended December 31, 2023 and 2024, and through May 19, 2026, there were no disagreements between the Company and WWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to WWC’s satisfaction, would have caused WWC to make reference to the subject matter of the disagreement in connection with its report on the Company’s financial statements for such periods. During the fiscal years ended December 31, 2023 and 2024, and through May 19, 2026, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses reported by management in the Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on May 13, 2025.

The Company has provided WWC with a copy of the above disclosure and requested that WWC furnish a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of WWC’s letter is filed hereto as Exhibit 16.1 to this Form 20-F.

During the fiscal years ended December 31, 2023 and 2024, and the subsequent interim period through May 19, 2026, being the date of engagement of SFAI as the Company’s independent registered public accounting firm, neither the Company nor anyone acting on behalf of the Company consulted SFAI regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided by SFAI that SFAI concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions, or any reportable event, as described in Item 16F(a)(1)(v) of Form 20-F.

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

As of the date of this annual report, we have not experienced any significant cybersecurity attacks and, to date, the risks from cybersecurity threats have not materially affected, or are reasonably likely to materially affect, our business strategy, results of operations, or financial condition. For more information regarding the risks the Company faces from cybersecurity threats, see “Item 3D. Risk Factors––Risks Related to Our Business and Operations––We are increasingly dependent on information technology, and our systems and infrastructure face certain risks, including cybersecurity and data leakage risks.”

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide consolidated financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of VCI Group, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Memorandum and Articles of Association of the Registrant, incorporated by reference to Exhibit 3.1 to the F-1, as filed with the SEC on November 1, 2022
2.1	Tranche 1 Note (incorporated by reference to Exhibit 99.2 to the Registrant’s 6-K, filed on August 14, 2025)
2.2	Tranche 1 Warrant (incorporated by reference to Exhibit 99.3 to the Registrant’s 6-K, filed on August 14, 2025)
2.3	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Registrant’s 6-K, filed on October 31, 2025)
2.4	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.2 to the Registrant’s 6-K, filed on October 31, 2025)
2.5	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Registrant’s 6-K, filed on November 12, 2025)
4.1	Securities Purchase Agreement (incorporated by reference to Exhibit 10.2 to the Registrant’s 6-K, filed on January 8, 2025)
4.2	Securities Purchase Agreement (incorporated by reference to Exhibit 10.3 to the Registrant’s 6-K, filed on January 8, 2025)
4.2	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s 6-K, filed on January 13, 2025)
4.4	Amended Modification Agreement between VCI Global Limited and Alumni Capital LP (incorporated by reference to Exhibit 10.1 to the Registrant’s 6-K, filed on January 22, 2025)
4.5	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s 6-K, filed on February 18, 2025)
4.6	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s 6-K, filed on March 17, 2025)
4.7	Amended Modification Agreement between VCI Global Limited and Alumni Capital LP (incorporated by reference to Exhibit 99.1 to the Registrant’s 6-K, filed on June 27, 2025)
4.8	Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 to the Registrant’s 6-K, filed on August 14, 2025)

4.9	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s 6-K, filed on October 31, 2025)
4.10	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s 6-K, filed on November 12, 2025)
8.1	List of Subsidiaries of the Registrant- incorporated by reference to Exhibit 21.1 to the F-1/A1, as filed with the SEC on November 29, 2022
11.1	Insider Trading Policy (incorporated by reference to Exhibit 11.1 to the Registrant’s 20-F, filed on April 30, 2024)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Letter of WWC, P.C. to the U.S. Securities and Exchange Commission dated May 21, 2026 (incorporated by reference to Exhibit 16.1 to the Registrant’s 6-K, filed on May 21, 2026)
97.1	Clawback Policy (incorporated by reference to Exhibit 99.7 to the Registrant’s 20-F, filed on April 30, 2024)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VCI Global Limited

	By:	/s/ Victor Hoo Voon Him
Victor Hoo Voon Him
Chief Executive Officer, Director, and
Chairman of the Board of Directors
(Principal Executive Officer)

Date: July 14, 2026

SFAI MALAYSIA PLT 202206000021 (LLP0031758-LCA) & AF 002216 Chartered Accountants Block C2-G, Ground Floor, Setiawalk, Persiaran Wawasan, 47160 Puchong, Selangor, Malaysia. Tel: 603- 7802 9000

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

VCI Global Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of VCI Global Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2025, and the related consolidated statements of profit or loss and other comprehensive income/(loss), changes in equity and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2026.

/s/ SFAI MALAYSIA PLT

(PCAOB: 7167)

Malaysia
July 14, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of

VCI Global Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of VCI Global Limited and its subsidiaries (collectively the “Company”) as of December 31, 2024, and the related consolidated statements of profit or loss and other comprehensive income/(loss), changes in equity and cash flows in each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”), before the effects of the adjustments to retrospectively reflect the effects of change in presentation currency described in Note 2. In our opinion, the financial statements, before the effects of the adjustments to retrospectively reflect the effects of change in presentation currency described in Note 2, present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows in each of the years in the two-year period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (the 2024 financial statements before the effects of the adjustments discussed in Note 2 are not presented herein).

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the effects of change in presentation currency described in Note 2 and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

/s/ WWC, P.C.
WWC, P.C.
Certified Public Accountants
PCAOB ID No. 1171

We have served as the Company’s auditor from 2022 through May 19, 2026.

San Mateo, California

May 13, 2025

VCI GLOBAL LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	December 31, 2024	December 31, 2025
		US$	US$
ASSETS

Non-current assets
Financial assets, at fair value through other comprehensive income	5	28,547,482	17,513,555
Investment in associates		-	2
Property and equipment	7	573,084	1,061,170
Right-of-use assets	8	120,670	734,696
Intangible assets	9	7,288,633	4,050,583
Amount due from related parties	32	-	62,833,133
Loan receivables	13	6,562,292	-
Total non-current assets		43,092,161	86,193,139

Current assets
Trade and other receivables	11	30,009,175	29,512,675
Inventories	12	-	257,485
Loan receivables	13	10,283,529	-
Tax recoverable		73,976	-
Cash and bank balances	14	8,100,899	940,963
Total current assets		48,467,579	30,711,123

Total assets		91,559,740	116,904,262

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables	15	4,415,133	13,237,049
Lease liabilities	16	82,431	399,858
Bank and other borrowings	17	160,455	-
Warrant liabilities	18	33,305	2,625,440
Convertible note liabilities	19	-	2,930,281
Amount due to related parties	32	487,111	-
Income tax payable		-	692,322
Total current liabilities		5,178,435	19,884,950

Non-current liabilities
Lease liabilities	16	37,553	346,754
Bank and other borrowings	17	21,936	-
Amount due to related parties	32	-	456,084
Deferred tax liabilities		-	5,382
Total non-current liabilities		59,489	808,220

Total liabilities		5,237,924	20,693,170

Capital and reserves
Share capital	20	76,395,175	150,490,803
Capital reserve	21	1,461,292	1,609,623
Fair value reserve	22	(480,596)	(32,709,812)
Translation reserve	23	(981,534)	(2,873,505)
Retained earnings		9,928,734	(20,304,578)
Attributable to equity owners of the Company		86,323,071	96,212,531
Non-controlling interests		(1,255)	(1,439)
Total equity		86,321,816	96,211,092

Total liabilities and equity		91,559,740	116,904,262

The accompanying notes are an integral part of these consolidated financial statements.

VCI GLOBAL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME/(LOSS)

	Note	December 31, 2023	December 31, 2024	December 31, 2025
		US$	US$	US$

Revenue		19,519,687	27,824,891	26,087,422
Revenue - related party	32	265,061	-	-
Total revenue	24	19,784,748	27,824,891	26,087,422

Other income	25	163,914	241,591	9,364,628

Cost of services	26	(3,352,149)	(4,948,193)	(6,756,711)

Depreciation of property and equipment and right-of-use assets	7 & 8	(161,887)	(238,058)	(536,519)

Amortization of intangible assets	9	-	(207,989)	(955,970)

Employee benefit expense	27	(5,397,483)	(6,811,397)	(17,345,345)

Provision for allowance for expected credit losses on trade and other receivables	11	(342,353)	(919,271)	(8,424,085)

Provision for allowance for expected credit losses on loan receivables	13	(59,317)	(53,252)	(31,867)

Rental expenses	31	(50,570)	(100,530)	(112,726)

Legal and professional fees		(1,386,774)	(2,608,458)	(3,546,333)

Finance cost	28	(20,175)	(131,912)	(619,994)

Other operating expenses	29	(2,075,468)	(4,362,179)	(26,744,020)

Profit/(loss) before income tax		7,102,486	7,685,243	(29,621,520)

Income tax benefit/(expense)	30	135,031	(108,416)	(638,107)

Profit/(loss) for the year		7,237,517	7,576,827	(30,259,627)

Other comprehensive income/(loss):
Items that will not be reclassified subsequently to profit or loss:
Fair value adjustment on financial assets, at fair value through other comprehensive income	5	518,288	(10,196,302)	(32,476,445)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		587,526	(1,584,687)	(2,873,505)
Other comprehensive income/(loss)		1,105,814	(11,780,989)	(35,349,950)

Total comprehensive income/(loss) for the year		8,343,331	(4,204,162)	(65,609,577)

Profit/(loss) attributable to:
Equity owners of the Company		7,771,593	7,874,203	(30,259,560)
Non-controlling interests		(534,076)	(297,376)	(67)
Total		7,237,517	7,576,827	(30,259,627)

Total comprehensive income/(loss) attributable to:
Equity owners of the Company		8,877,407	(3,906,786)	(65,609,510)
Non-controlling interests		(534,076)	(297,376)	(67)
Total		8,343,331	(4,204,162)	(65,609,577)

EARNINGS PER SHARE – BASIC AND DILUTED		353,254.27	98,427.54	(463.01)

VCI GLOBAL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME/(LOSS)

EARNINGS PER SHARE

	December 31,
	2023	2024	2025
Weighted average number of ordinary shares used in computing earnings – basic and diluted*	22	80	65,354

*	Giving retroactive effect to the 1 to 49 reverse share split effected on November 5, 2024, 1 to 20 reverse share split effected on April 3, 2025, 1 to 30 reverse share split on 16 September 2025 and 1 to 60 reverse share split on 27 February 2026.

VCI GLOBAL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

			Attributable to equity owners of the Company
	Note	Share capital	Capital reserve	Fair value reserve	Translation reserve	(Accumulated losses)/Retained earnings	Total	Non-controlling interests	Total equity
		US$	US$	US$	US$	US$	US$	US$	US$

Balance at January 1, 2023		2,981,812	1,483,830	1,458,435	-	(37,458)	5,886,619	(372,816)	5,513,803

Profit for the year		-	-	-	-	7,771,593	7,771,593	(534,076)	7,237,517

Fair value gain on financial assets, at fair value through other comprehensive income		-	-	518,288	-	-	518,288	-	518,288

Transfer upon disposal of equity investments, fair value through other comprehensive income		-	-	(1,551,971)	-	1,551,971	-	-	-

Exchange differences on translating foreign operations		-	-	-	587,526	-	587,526	-	587,526

Dividend paid		-	-	-	-	(103,809)	(103,809)	-	(103,809)
Total comprehensive income		-	-	(1,033,683)	587,526	9,219,755	8,773,598	(534,076)	8,239,522

Issuance of share capital		6,729,066	-	-	-	-	6,729,066	-	6,729,066

Currency realignment		(121,370)	(60,397)	(59,363)	-	1,526	(239,604)	15,174	(224,430)

Balance at December 31, 2023		9,589,508	1,423,433	365,389	587,526	9,183,823	21,149,679	(891,718)	20,257,961

Profit for the year		-	-	-	-	7,874,203	7,874,203	(297,376)	7,576,827

Fair value gain on financial assets, at fair value through other comprehensive income		-	-	(10,196,302)	-	-	(10,196,302)	-	(10,196,302)

Transfer upon disposal of equity instruments		-	-	9,340,598	-	(9,340,598)	-	-	-

Exchange differences on translating foreign operations		-	-	-	(1,584,687)	-	(1,584,687)	-	(1,584,687)

Total comprehensive income for the year		-	-	(855,704)	(1,584,687)	(1,466,395)	(3,906,786)	(297,376)	(4,204,162)

Disposal of controlling interest in subsidiaries		-	-	-	-	1,967,042	1,967,042	1,211,556	3,178,598

Issuance of share capital		66,550,613	-	-	-	-	66,550,613	-	66,550,613

Currency realignment		255,054	37,859	9,719	15,627	244,264	562,523	(23,717)	538,806

Balance at December 31, 2024		76,395,175	1,461,292	(480,596)	(981,534)	9,928,734	86,323,071	(1,255)	86,321,816

Profit for the year		-	-	-	-	(30,259,560)	(30,259,560)	(67)	(30,259,627)

Fair value gain on financial assets, at fair value through other comprehensive income		-	-	(32,476,445)	-		(32,476,445)	-	(32,476,445)

Transfer upon disposal of equity investments, fair value through other comprehensive income		-	-	409,000	-	(409,000)	-	-	-

Exchange differences on translating foreign operations		-	-	-	(2,873,505)	-	(2,873,505)	-	(2,873,505)

Total comprehensive income for the year		-	-	(32,067,445)	(2,873,505)	(30,668,560)	(65,609,510)	(67)	(65,609,577)

Issuance of share capital		75,177,664	-	-	-	-	75,177,664	-	75,177,664

Exchange differences on translating foreign operations		(1,082,036)	148,331	(161,771)	981,534	435,248	321,306	(117)	321,189

Balance at December 31, 2025		150,490,803	1,609,623	(32,709,812)	(2,873,505)	(20,304,578)	96,212,531	(1,439)	96,211,092

The accompanying notes are an integral part of these consolidated financial statements

VCI GLOBAL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31, 2023	December 31, 2024	December 31, 2025
	US$	US$	US$
Operating activities
Profit/(loss) before income tax	7,102,486	7,685,243	(29,621,520)
Adjustments for:
Impairment loss on intangible assets	-	-	918,324
Provision for allowance for expected credit losses - trade receivables	342,353	549,924	5,155,117
Provision for allowance for expected credit losses - other receivables	-	369,347	3,268,968
Provision for allowance for expected credit losses - loan receivables	59,317	53,252	31,867
Non-cash revenue received in shares	-	-	(4,476,756)
Acquisition of financial assets in shares	-	-	(31,974,000)
Reversal on impairment allowance of trade receivables	-	-	(60,808)
Reversal on impairment allowance of other receivables	-	-	(265,920)
Reversal on impairment allowance of loan receivables	-	-	(5,780)
Loss on investment	-	-	868,346
Fair value loss on financial assets, at fair value through profit or loss	-	14,407	-
Share-based compensation awards	970,024	1,890,495	6,651,698
Share option expenses	-	-	308,878
Director fees paid in shares	-	-	4,487,613
Share based payment – consultancy fees	-	2,900,939	4,511,659
Fair value loss on derivative liabilities through profit and loss	-	-	1,067,076
Write-off on intangible assets	-	4,251	45,765
Depreciation of property and equipment	69,315	89,414	130,652
Depreciation of right-of-use assets	92,571	148,644	405,866
Amortisation of intangible assets	-	207,989	955,970
Change in working capital, net of effects from acquisition and disposal of subsidiaries	-	399,540	42,108,520
Bad debt written off	-	-	4,271,583
Conversion of convertible notes	-	-
Issuance of warrant liabilities	-	-	503,709
Loss on dissolve of subsidiaries	-	1,033	-
Change in fair value of warrant liabilities	-	33,977	-
Interest expense	19,787	131,912	619,994
Interest income	(1,596)	(4,140)	(4,908)
Operating cash flows before movements in working capital	8,654,257	14,476,227	9,901,913
Trade and other receivables	(3,119,228)	11,989,387	(15,982,127)
Inventories	-	-	(257,485)
Loan receivables	(8,029,277)	(8,717,135)	-
Trade and other payables	3,829,793	4,693,637	8,821,916
Cash generated from/(used in) operations	1,335,545	22,442,116	2,484,217)

Income tax (paid)/refund	(184,317)	(162,609)	133,573
Net cash generated from/(used in) operating activities	1,151,228	22,279,507	2,617,790)

Investing activities
Acquisition of property and equipment	(433,922)	(327,077)	(953,191)
Acquisition of intangible assets	(24,316)	(2,290,423)	(5,920,209)
Interest received	1,596	4,140	4,908
Acquisition of financial assets, at fair value through other comprehensive income	(9,494,041)	(47,710,805)	(7,515,616)
Proceeds from disposal of financial assets, at fair value through other comprehensive income	5,975,424	1,678,000	4,248,592
Proceeds from disposal of subsidiaries, net of cash and cash equivalents disposed of	-	-	(62,833,133)
Proceeds from disposal of financial assets, at fair value through profit and loss	-	1,785	-
Net cash used in investing activities	(3,975,259)	(48,644,380)	(72,968,649)

Financing activities
Proceeds from issuance of ordinary shares	-	35,013,797	53,681,106
Proceeds from lease liabilities	-	-	1,159,035
Repayment of other borrowings	(10,829)	-	-
Repayment of bank borrowings	(26,273)	(23,989)	(9,673)
Interest paid – lease obligation	(19,787)	(9,491)
Interest paid – convertible notes	-	-
Interest paid	-	-	(619,994)
Proceeds from initial public offering, net of transaction cost	3,804,044	-	-
Payment for initial public offering expense	(99,535)	-	-
Payment for lease liabilities	(81,867)	(160,827)	(1,585,022)
Repayment of advances made from related parties	(498,178)	(290,882)	(439,048)
Proceeds from issuance of convertible notes	-	-	14,000,000
Dividend paid	(103,809)	-	-
Net cash generated from financing activities	2,963,766	34,528,608	66,186,404

Net increase/(decrease) in cash and cash equivalents	139,735	8,163,735	(4,164,455)
Foreign exchange effect	-	(1,073,291)	(2,995,481)
Cash and bank balances at beginning of year	870,720	1,010,455	8,100,899
Cash and bank balances at end of year	1,010,455	8,100,899	940,963

The accompanying notes are an integral part of these consolidated financial statements.

VCI GLOBAL LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

Organization and reorganization

VCI Global Limited was incorporated in the British Virgin Islands on April 29, 2020. The registered office of the Company is situated at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands. The principal place of business of the Company is situation at BO3-C-8, Menara 3A, KL Eco City, No.3 Jalan Bangsar, 59200 Kuala Lumpur, Malaysia. During the year, VCI Global Limited implemented a group-wide restructuring exercise aimed at streamlining its business portfolio and enhancing strategic alignment with its core growth initiatives. In line with the Group’s strategic direction to focus on the AI sector, technology infrastructure, and RWA consultancy services, management disposed of subsidiaries operating in non-core business segments.

The divested subsidiaries were primarily involved in business consultancy, financing provider activities, and real property consultancy services. The disposal enables the Group to reallocate resources towards its core business segments and strengthen its position in the targeted growth sectors. The details can refer to the below table:

The Company and its subsidiaries are in the table as follows:

	Percentage of effective ownership
	December 31,
Name	Date of incorporation	2023	2024	2025	Place of incorporation	Principal activities
		%	%	%
VCI Global Limited	29.04.2020	100	100	100	British Virgin Island	Holding company.
V Capital Kronos Berhad	01.09.2020	100	100	100	Malaysia	Holding company.
AB Management and Consultancy Services Sdn Bhd	04.05.2020	80	93.34	93.34	Malaysia	Holding company.
Elmu Education Group Sdn Bhd	03.12.2020	56	-	20	Malaysia	Education and training services.
Elmu Higher Education Sdn Bhd	24.05.2021	56	-	20	Malaysia	Education and training services and holding company
V Capital Real Estate Sdn Bhd	05.07.2021	100	100	30	Malaysia	Provision of real estate management consultancy services.
VCI Energy Sdn Bhd	12.11.2021	100	100	30	Malaysia	Dormant.
V Galactech Sdn Bhd	12.01.2022	100	100	100	Malaysia	Provision of information technology development.
V Capital Real Estate Limited	08.02.2024	-	100	30	British Virgin Island	Holding company
V Gallant Limited (formerly known as VC AI Limited)	19.08.2024	-	100	34.68	British Virgin Island	Holding company.
VC AI Sdn Bhd	16.12.2024	-	100	100	Malaysia	Holding company
V Gallant Sdn Bhd	18.09.2024	-	100	100	Malaysia	Trading of high-performance servers, information technology hardware
RoboDAX Limited (formerly known as Smart Bridge Technologies Limited)	13.05.2024	-	100	100	British Virgin Island	Holding company
Smart Bridge Technologies Sdn Bhd	22.10.2025	-	-	100	Malaysia	Technology solution consultancy
VCI Global (Singapore) Pte. Ltd.	10.03.2025	-	-	100	Singapore	Management consultancy services
AiSecure Limited	09.01.2025	-	-	100	British Virgin Island	Dormant
VCI Energy Limited	05.02.2025	-	-	30	British Virgin Island	Holding company
VCI (HK) Limited	04.12.2025	-	-	100	Hong Kong	Management consultancy services

Principal activities

The Company is a holding company. The principal activities of the Company and its subsidiaries (collectively referred to as the “Company” or “the Group”) are the provision of business strategy consultancy and technology development solution consultancy.

The Company is headquartered in Malaysia and conducts its primary operations through its significant direct and indirectly held subsidiaries that are incorporated and domiciled in Malaysia, namely V Capital Kronos Berhad, V Galactech Sdn. Bhd., V Gallant Sdn Bhd., and V Gallant Limited were incorporated in the British Virgin Islands.

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

As the Company were under same control of the controlling shareholders and their entire equity interests were also ultimately held by the controlling shareholders immediately prior to the group reorganization, the consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows statements are prepared as if the current group structure had been in existence throughout the three-year period ended December 31, 2025, or since the respective dates of incorporation/establishment of the relevant entity, where this is a shorter period. The consolidated statements of financial position as at December 31, 2024 and 2025 present the assets and liabilities of the aforementioned companies now comprising the Company which had been incorporated/established as at the relevant balance sheet date as if the current group structure had been in existence at those dates based on the same control aforementioned. The Company eliminates all significant intercompany balances and transactions in its consolidated financial statements.

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

CHANGE IN PRESENTATION CURRENCY

Effective January 1, 2025, the Group changed its presentation currency from Ringgit Malaysia (“RM”) to United States Dollar (“US$”), which is also the Group’s functional currency.

Management believes that presenting the Group's consolidated financial statements in U.S. dollars ("US$") provides more relevant information to existing and prospective investors and other users of the financial statements. This change is principally driven by the Group's status as a publicly traded company listed on the Nasdaq Stock Market, where US$ is the predominant currency used by investors and market participants. Accordingly, presenting the consolidated financial statements in US$ enhances comparability with peer companies and improves the usefulness of the financial information to users.

In addition, during 2025, the Malaysian Ringgit experienced significant fluctuations against the US$. Presenting the consolidated financial statements in US$ reduces the effects of foreign currency translation on the presentation of the Group's financial position and results of operations, thereby providing users with financial information that more faithfully reflects the Group's underlying economic performance.

Furthermore, a substantial portion of the Group's revenue is generated from business strategy consultancy and technology consultancy contracts denominated in US$. The Group's cost structure has also increasingly shifted toward US$-denominated expenditures, particularly employee compensation and other operating costs. As of and for the year ended December 31, 2025, these factors have resulted in a significant increase in the Group's exposure to US$-denominated transactions. Accordingly, management considers US$ to be the most appropriate presentation currency for the Group's consolidated financial statements.

Accordingly, the accompanying consolidated financial statements for the fiscal year ended December 31, 2025 are presented in US$. Comparative financial information for the fiscal year ended December 31, 2024 has been translated from RM into US$ in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates. The comparative amounts have been translated using the applicable exchange rates required under IAS 21 and are presented as if US$ had always been the Group’s presentation currency.

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

The Company consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

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

Effective January 1, 2025, the Group changed its functional currency and presentation currency from Ringgit Malaysia (“RM”) to United States Dollar (“US$”). Management determined that the change better reflects the economic substance of the Group’s underlying transactions, events and conditions, as a significant portion of the Group’s revenue, financing activities, strategic investments and business operations are denominated in or influenced by the US$.

Accordingly, the consolidated financial statements for the year ended December 31, 2025 are presented in US$. Comparative financial information has been translated from RM into US$ in accordance with the requirements of IAS 21, The Effects of Changes in Foreign Exchange Rates. Assets and liabilities were translated at the applicable closing exchange rates, while income and expenses were translated using the applicable exchange rates for the respective periods. The resulting exchange differences arising from the translation process have been recognized in accordance with IAS 21.

The change in functional and presentation currency has been accounted for prospectively from the date of change and reflects management’s assessment of the primary economic environment in which the Group operates.

The following table outlines the currency exchange rates that were used in preparing the accompanying consolidated financial statements:

	December 31,
	2023	2024
RM to US$ Year End	4.5893	4.4704
RM to US$ Average Rate	4.5680	4.5606

December 31,
2025
US$ to RM Year End	0.2474
US$ to RM Average Rate	0.2336

(b)	Transactions and balances

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

Fair value measurement of unquoted shares (Note 5 and 6)

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

The carrying amount of the Company’s trade receivables, net of allowance, other receivables, net of allowance and loan receivables, net of allowance as at December 31, 2025 are US$4,945,668, US$18,847,103 and NIL (2024: US$3,586,735, US$15,623,663 and US$16,845,821), respectively.

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

The carrying amount of the Company’s plant and equipment as at December 31, 2025 are US$1,061,170 (2024: US$573,084).

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

4	DISPOSAL OF SUBSIDIARIES

During the year ended 31 December 2025, the Company disposed of its equity interests in several wholly owned subsidiaries as part of its corporate restructuring and strategic realignment. Upon completion of the respective disposals, the Company ceased to control these subsidiaries and accordingly deconsolidated their financial position and results of operations from the respective disposal dates.

a. Disposal of Credilab Technology Sdn Bhd and its subsidiary (Credilab Sdn Bhd) known as “Credilab Group”

On December 31, 2025, the Company disposed of its entire equity interest in Credilab Group, a wholly owned subsidiary principally engaged in financing provider activities, to two parties, which is 70% of total equity interest to VHKL Private Limited and 30% of total equity interest to Quanstar Capital Partners LLC for a total consideration of US$30,618,000 and US$13,122,000 respectively. Upon completion of the disposal, the Company ceased to control Credilab Group and, accordingly, deconsolidated the subsidiary from that date.

The assets and liabilities of Credilab Group at the date of disposal were as follows:

December 31, 2025
US$

Cash and cash equivalents	10,922
Trade and other receivables	36,302,893
Amount due from related parties	33,749,553
Property, plant and equipment	3,488
Other investment	16,915,265
Other assets	27,104
87,009,225

Trade and other payables	29,775,253
Provision for taxation	271,040
30,046,293

Net identifiable assets disposed of	56,962,932

The loss on disposal is calculated as below:

December 31, 2025
US$

Consideration	43,740,025
Less: Net assets disposed	(56,962,932)
Add: Foreign currency translation reserve recycled	2,987,094
(10,235,813)

The loss on disposal has been recognised in other operating expenses in the consolidated statement of profit or loss and other comprehensive income.

As of December 31, 2025, no consideration had been received. Pursuant to the sale and purchase agreement, the purchaser is granted a period of five years from the date of the agreement to settle the purchase consideration, either in cash, by the issuance of shares, or through a combination of cash and shares.

b. Disposal of V Capital Consulting Group and its subsidiaries (V Capital Consulting Limited and V Capital Advisory Sdn Bhd) known as “VCCG”

On December 15, 2025, the Company disposed of its entire equity interest in VCCG, a wholly owned subsidiary principally engaged in business consultancy, to VHKL Private Limited for total consideration of US$33,975,000. Upon completion of the disposal, the Company ceased to control VCCG and, accordingly, deconsolidated the subsidiary from that date.

The assets and liabilities of VCCG Group at the date of disposal were as follows:

December 15, 2025
US$

Other investments	2,459,434
Cash and cash equivalents	114,927
Trade and other receivables	11,830,285
Amount due from related parties	1,743,409
Property, plant and equipment	3,252
16,151,307

Trade and other payables	743,500
Amount due to related parties	2,807,821
Deferred revenue	116,005
3,667,326

Net identifiable assets disposed of	12,483,981

The gain on disposal is calculated as below:

December 15, 2025
US$

Consideration	33,975,000
Less: Net assets disposed	(12,483,981)
Less: Foreign currency translation reserve recycled	(41,827)
Less: Fair value reserve recycled	(409,000)
21,040,192

The gain on disposal has been recognised in other income in the consolidated statement of profit or loss and other comprehensive income.

As of December 31, 2025, no consideration had been received. Pursuant to the sale and purchase agreement, the purchaser is granted a period of three years from the date of the agreement to settle the purchase consideration, either in cash, by the issuance of shares listed on a major stock exchange or through a combination of both.

c. Disposal of several dormant companies for group restructuring

Apart from the above disposal, the Company disposed of its equity interests in several wholly-owned subsidiaries as part of its corporate restructuring and strategic realignment. Upon completion of the respective disposals, the Group ceased to control these subsidiaries and accordingly deconsolidated their financial position and results of operations from the respective disposal dates. None of the disposals were individually material to the Group’s financial position or results of operations.

December 31, 2025
US$

Cash and cash equivalents	104,010
Trade and other receivables	1,080,000
Amount due from related parties	12,757
Amount due from director	558,887
Property, plant and equipment	317,332
Right of Use Assets	54,315
Other Investment	123,200
Other Assets	103,145
2,353,646

Trade and other payables	1,428,808
Borrowings	43,430
Lease liabilities	43,169
Amount due to related parties	3,373,276
4,888,683

Net identifiable assets disposed of	(2,535,037)

The loss on disposal is calculated as below:

December 31, 2025
US$

Consideration	321,092
Less: Net assets disposed	2,535,037
Less: Foreign currency translation reserve recycled	(6,190)
2,849,938

The loss on disposal has been recognised in other operating expenses in the consolidated statement of profit or loss and other comprehensive income.

d. Disposal of Subsidiaries and Retained Investment in Associate – V Capital Real Estate Limited Group “VCRE” and VCI Energy Limited Group “VCIE”

On December 16, 2025, the Company disposed of 70% of its controlling interest in V Capital Real Estate Limited Group and VCI Energy Limited Group, resulting in loss of control over the subsidiaries. Upon disposal, the Company retained a 30% equity interest, which was recognized at its fair value of US$2 on the disposal date in accordance with IFRS 10. The retained interest is subsequently accounted for as an investment in an associate using the equity method in accordance with IAS 28.

December 31, 2025
US$

Cash and cash equivalents	5,695
Trade and other receivables	71,780
Amount due from related parties	17,564,667
Property, plant and equipment	51,685
Right of Use Assets	76,797
Intangible Assets	7,240,408
25,011,032

Trade and other payables	846
Lease liabilities	77,071
Amount due to related parties	673,324
751,241

Net identifiable assets disposed of	24,259,791

The loss on disposal is calculated as below:

December 31, 2025
US$

Consideration	28
Less: Net assets disposed	(24,259,791)
Less: Foreign currency translation reserve recycled	(8,455)
Add: Non-controlling interests derecognised	1
(24,268,217)

5	FINANCIAL ASSETS MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	December 31, 2024	December 31, 2025
	US$	US$

At beginning of year	8,582,863	28,547,482
Addition	47,710,805	43,966,372
Disposal of controlling interest in subsidiaries	71,589	(17,815,915)
Disposals	(17,301,642)	(5,116,938)
Fair value adjustment	(10,196,302)	(32,067,446)
Currency realignment	(319,831)	-
At end of year	28,547,482	17,513,555

	December 31, 2024	December 31, 2025
	US$	US$
Quoted securities
- Founder Group Limited	903,000	-
	903,000	-

Unquoted securities
- GlobexUS Holdings Corp (1)	1,500,000	-
- Sagtec Global Limited (2)	1,688,000	-
- Reveillon Group Limited (3)	24,356,482	17,513,555
- Marvis (4)	100,000	-
	27,644,482	17,513,555
	28,547,482	17,513,555

Quoted securities

In December 2024, the Company acquired 700,000 ordinary shares in Founder Group Limited, an entity listed on Nasdaq Stock Exchange, valued at US$ 903,000.

(1)	In May 2023, the Company acquired 500 ordinary shares from Globexus Holding Corp via a share-swap arrangement, valued at US$ 1,500,000.

(2)	In October 2023, the Company received a total of 800,000 ordinary shares from Sagtec Global Limited as part of the consideration for the Company’s business consultancy services rendered valued at US$ 1,600,000. On March 07, 2025, the Company received a total of 529,200 ordinary shares from Sagtec Global Limited as part of consideration for the Company’s business consultancy services rendered. From April 28, 2025 to September 12, 2025 the Company disposed of all the shares to third party for a US$2,718,800 and recognized a loss on disposal for US$1,086,000.

(3)	In December 2024, the Company acquired approximately 13% (previously 32%, percentage reduce due to share split), or 8,118,827 ordinary shares, in Reveillon Group Limited, an entity incorporated in the British Virgin Islands, valued at US$ 24,356,481.On March 3, 2025, the company acquired additional 13,130,000 ordinary shares or approximately 20.2% in Revellion Group Limited, valued at US$39,390,000. On December 30, 2025, the company disposed a total of 5,118,827 valued at US$15,356,481 through disposal of its’ subsidiaries, Credilab Technology Sdn Bhd. As at December 31, 2025, total investment in Reveillon Group Limited left approximately 24.8% which is 16,130,000 total of ordinary shares.

(4)	On December 20, 2024, the Company acquired approximately 0.3% of ownership interest in Marvis Inc, an entity incorporated in Delaware, valued at US$ 100,000.

On June 26, 2025, the Company acquired approximately 30% of ownership interest in Quantgold Data Group Limited, an entity incorporated in British Virgin Island, valued at US$ 30,000,000 through share swap agreement. On September 15, 2025, the Company and Quantgold Data Group Limited mutually agreed to terminate the transaction as the intellectual property rights underlying the proposed investment could not be transferred outside the People’s Republic of China. Accordingly, the acquisition was rescinded, and the share swap agreement was terminated.

During the financial year ended December 31, 2024, the Company disposed its investment in Agroz Inc, Fintech Scion Limited and Treasure Global Inc at cost for total consideration of US$ 16,096,482 to various third parties, and as at the end of the reporting period, the outstanding balance due from these third parties are included in “other receivables” (Note 11).

Unquoted securities

During the financial year December 31, 2024 and 2025, the fair value of certain unquoted investments was determined by the Company using a third-party independent valuer using the income approach - discounted cash flow and market approach – price earnings approach. The Company takes full responsibility for the determination of the fair value of unquoted investment.

The significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy, together with a quantitative sensitivity analysis as of December 31, 2024 and 2025 are shown below:

As of December 31, 2025

Revenue and cost of sales	10% declined in the revenue and cost of sales would reduce the fair value approximately US$11,080,907

Gross Profit (“GP”) Margin	GP margin reduced by 100 basic point would have resulted in the fair value to reduce approximately US$43,085,303

Weighted Average Cost of Capital (“WACC”)	100 basis points increase in the WACC would result in a decrease in the fair value approximately US$40,667,327

As of December 31, 2024

Revenue and cost of sales	5% declined in the revenue and cost of sales would reduce the fair value approximately MYR297,000 to MYR1,072,000

Gross Profit (“GP”) Margin	GP margin reduced by 5% would have resulted in the fair value to reduce approximately MYR1,502,000

Weighted Average Cost of Capital (“WACC”)	100 basis points increase in the WACC would result in a decrease in the fair value approximately MYR250,000

Price Earnings (“P/E”) Multiples	10% discount on the P/E multiples would result in a decrease in the fair value approximately MYR929,000

6	FINANCIAL ASSETS MEASURED AT FAIR VALUE THROUGH PROFIT AND LOSS

	December 31, 2024	December 31, 2025
	US$	US$
Quoted/Unquoted shares

At beginning of year	16,283	-
Disposal	(1,785)	-
Changes in fair value	(14,498)	-
Currency realignment	-	-
At end of year	-	-

The Company held an equity investment in Unique Fire Holding Berhad., with a carrying amount of US$ 1,785. During the year 2024, the Company disposed the investment to a third party for a cash consideration of US$ 1,785.

The Company held an equity investment in Zero Carbon Farms Ltd., with a carrying amount of US$ 14,498. During the year 2024, Zero Carbon Farms Ltd. ceased business operation. As a result, the Company assessed the fair value of investment and a full fair value loss of US$ 14,498 was recognized in the profit or loss.

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

7	PROPERTY AND EQUIPMENT

	Office equipment	Furniture and fittings	Office renovation	Computer & software	Machinery	Work- in-progress	Total
	US$	US$	US$	US$	US$	US$	US$

Cost
At January 1, 2024	66,374	78,771	467,157	71,561	-	155,418	839,281
Additions	6,035	2,638	68,032	12,282	-	238,091	327,078
Disposal of controlling interest in subsidiaries	(1,453)	-	-	(1,006)	-	(375,576)	(378,035)
Currency realignment	1,301	2,034	10,032	1,903	-	4,133	19,403
At December 31, 2024	72,257	83,443	545,221	84,740	-	22,066	807,727
Additions	40,986	117,224	578,055	65,678	173,314	-	975,257
Disposal of controlling interest in subsidiaries	(82,794)	(90,196)	(144,579)	(47,008)	(173,314)	(22,066)	(559,957)
Currency realignment	7,122	8,235	46,212	8,500	-	-	70,069
At December 31, 2025	37,571	118,706	1,024,909	111,910	-	-	1,293,096

Accumulated depreciation:
At January 1, 2024	12,835	30,008	80,622	18,951	-	-	142,416
Charges	7,507	14,856	51,236	15,816	-	-	89,415
Disposal of controlling interest in subsidiaries	(277)	-	-	(339)	-	-	(616)
Currency realignment	337	788	1,803	500	-	-	3,428
At December 31, 2024	20,402	45,652	133,661	34,928	-	-	234,643
Charges	6,827	25,094	78,847	19,885	-	-	130,653
Disposal of controlling interest in subsidiaries	(26,081)	(60,533)	(49,342)	(26,178)	-	-	(162,134)
Currency realignment	2,400	5,922	15,854	4,589	-	-	28,765
At December 31, 2025	3,548	16,135	179,020	33,223	-	-	231,926

Carrying amount:
At December 31, 2024	51,855	37,791	411,560	49,812	-	22,066	573,084
At December 31, 2025	34,023	102,571	845,889	78,687	-	-	1,061,170

8	RIGHT-OF-USE ASSETS

	Office premises	Motor vehicles	Total
	US$	US$	US$
Cost

At January 1, 2024	346,738	60,040	406,778
Additions	-	-	-
Currency alignment	9,222	1,597	10,819
At December 31, 2024	355,960	61,637	417,597
Additions	1,159,035	-	1,159,035
Disposal of controlling in subsidiaries	(249,629)	(67,894)	(317,523)
Currency alignment	36,132	6,257	42,389
At December 31, 2025	1,301,498	-	1,301,498

Accumulated depreciation
At January 1, 2024	138,437	6,004	144,441
Charges	142,480	6,164	148,644
Currency alignment	3,682	160	3,842
At December 31, 2024	284,599	12,328	296,927
Charges	405,866	-	405,866
Disposal of controlling in subsidiaries	(172,832)	(13,579)	(186,411)
Currency alignment	49,169	1,251	50,420
At December 31, 2025	566,802	-	566,802

Carrying amount:
At December 31, 2024	71,361	49,309	120,670
At December 31, 2025	734,696	-	734,696

9	INTANGIBLE ASSETS

	Socializer Messenger Platform Software	AI-Powered Travel Platform Software	Credit service Management System	Finance Management System	Robotic Arms	Restaurant Online Ordering Management System	Digital assets	Other Software Package	Total
	US$	US$	US$	US$	US$	US$	US$	US$	US$

Cost

At January 1, 2024	-	1,000,000	-	-	-	-	-	24,316	1,051,559
Additions	3,465,820	-	1,503,848	1,467,386	-	-	-	33,151	6,470,205
Disposal of controlling in subsidiaries	-	-	-	-	-	-	-	(2,546)	(2,546)
Currency realignment	-	-	-	-	-	-	-	646	646
At December 31, 2024	3,465,820	1,000,000	1,503,848	1,467,386	-	-	-	55,567	7,492,621
Additions					3,461,867	1,447,342	1,011,000	-	5,920,209
Written off								(58,029)	(58,029)
Disposal of controlling in subsidiaries	(3,465,820)	(1,000,000)	-	-	(3,461,867)	-	-	-	(7,927,687)
Currency realignment	-	-	-	-	-	-	-	2,462	2,462
At December 31, 2025	-	-	1,503,848	1,467,386	-	1,447,342	1,011,000	-	5,429,576

Accumulated depreciation:
At January 1, 2024	-	-	-	-	-	-	-	-	-
Charges	202,292	-	-	-	-	-	-	5,697	207,989
Currency realignment	(4,001)	-	-	-	-	-	-	-	(4,001)
At December 31, 2024	198,291	-	-	-	-	-	-	5,697	203,988
Charges	323,116	93,750	130,674	317,934	72,121	12,061	-	6,314	955,970
Disposal	(458,228)	(75,000)	-	-	-	-	-	(12,264)	(545,492)
Disposal of controlling in subsidiaries	(63,179)	(18,750)	-	-	(72,121)	-	-	-	(154,050)
Impairment loss	-	-	-	-	-	-	918,324	-	918,324
Currency realignment	-	-	-	-	-	-	-	253	253
At December 31, 2025	-	-	130,674	317,934	-	12,061	918,324	-	1,378,993

Carrying amount:
At December 31, 2024	3,267,529	1,000,000	1,503,848	1,467,386	-	-	-	49,870	7,288,633
At December 31, 2025	-	-	1,373,174	1,149,452	-	1,435,281	92,676	-	4,050,583

The Company’s intangible assets primarily comprise the Socializer Messenger Platform Software, AI-Powered Travel Platform Software, Credit Service Management Software, Financial Fund Management System, Restaurant Online Ordering Management System, digital assets and other software packages.

The Socializer Messenger Platform Software is an externally acquired solution from a third-party vendor. It is a highly secure messaging platform designed to safeguard users’ privacy and data from unauthorized access, surveillance, and cyberattacks. The platform employs end-to-end encryption, ensuring that only the sender and the intended recipient can access the messages. This software is initially recognized at cost and amortized on a straight-line basis over the useful life of 10 years. During the financial year, the intangible asset was derecognized following the disposal of the subsidiaries that owned the software. Accordingly, the carrying amount of the asset was removed from the Group’s consolidated statement of financial position upon completion of the disposal.

The AI-Powered Travel Platform Software is an externally acquired solution from a third-party vendor. It utilizes artificial intelligence to personalize and optimize travel planning by suggesting destinations, planning itineraries, securing the best deals on flights and hotels, and providing real-time updates based on users’ preferences, behaviors, and travel histories. The software is in the final stage of development as of December 31, 2024 and expected to be completed in July 2025. The software is completed in year 2025. However, the intangible asset was derecognized following the disposal of the subsidiaries that owned the software. Accordingly, the carrying amount of the asset was removed from the Group’s consolidated statement of financial position upon completion of disposal.

The Credit Service Management Software includes both externally purchased software and internally developed enhancements and modifications. It supports the Company’s loan operation activities by automating and streamlining processes such as capturing and processing loan applications, conducting credit assessments, managing approval workflows, assessing and mitigating credit risks, tracking repayments, calculating interest, managing overdue loans, issuing payment reminders, and generating reports for internal and regulatory purposes. The development and testing phases were completed in September 2025, upon which the software became available for its intended use and commenced operations. During the year, the Company disposed of the subsidiary engaged in financing activities that previously utilized the software. However, ownership of the software was retained by the Company and was not included in the disposal. Following the disposal, the Company intends to lease or license the software to third parties, including the disposed subsidiary, for the provision of credit service management solutions.

Finance Management System is an externally acquired solution from a third-party vendor that assists users in managing investment funds, including portfolio tracking, asset allocation, risk assessment, performance analysis, and compliance. It enables fund managers to make informed decisions and ensures transparency for investors. The software was completed in September 2025. This software is initially recognized at cost and amortized on a straight-line basis over the useful life of 5 years.

Restaurant Online Ordering Management System is a software platform designed to facilitate and manage online food ordering operations for restaurants and food service providers. The system enables customers to browse menus, place orders, make online payments, and track order status through web-based or mobile applications. The software was completed during the year. This software is initially recognized at cost and amortized on a straight-line basis over the useful life of 10 years.

Digital assets is the cryptocurrency called OOBT token. This token appears to be the native utility token of the Oobit ecosystem, a crypto payment platform that enables users to spend digital assets at merchants that accept traditional payment networks. The token is used for payments, rewards, fee reductions, staking, and ecosystem participation. The tokens are traded on both centralized exchanges (“CEXs”) and decentralized exchanges (“DEXs”). On November 12, 2025, the token was first listed on a major centralized exchange at a quoted market price of approximately US$0.20 per token. Subsequently, the market value of the token declined significantly. As at December 31, 2025, the quoted market price was approximately US$0.02218 per token. In view of the significant decline in market value, management assessed the recoverable amount of the digital assets based on the observable market price as at the reporting date. Accordingly, an impairment loss was recognized during the financial year to reduce the carrying amount of the digital assets to their estimated recoverable amount of US$0.02218 per token as at December 31, 2025.

Other Software Packages comprise the Robosale SaaS Platform software, Make-A-Wish app, and XVI websites, all of which were developed internally. During the financial year, management performed a review of these intangible assets and determined that they were no longer capable of generating sufficient future economic benefits for the Company. The assets were either no longer actively utilized, commercially viable, or expected to contribute to the Company’s future operations and cash flows. As a result, management concluded that the recoverable amounts of these intangible assets were negligible. Accordingly, the Company recognized a full impairment loss on these intangible assets during the year, reducing their carrying amounts to nil as at the reporting date.

10	DEFERRED TAX ASSETS

The following are the major deferred tax assets recognised by the Company and the movements thereon, during the current and prior reporting periods:

	December 31, 2024	December 31, 2025
	US$	US$
Provisions:

At beginning of the year	75,978	-
Charge to profit and loss	(75,978)	-
At end of the year	-	-

11	TRADE AND OTHER RECEIVABLES

	December 31, 2024	December 31, 2025
	US$	US$
Trade receivables
- Third parties	4,055,836	9,494,364
- Related parties	-	-
	4,055,836	9,494,364
Less: Provision for allowance for expected credit losses - trade receivables	(469,101)	(4,548,696)
	3,586,735	4,945,668

Other receivables	15,990,071	21,420,605
Less: Provision for allowance for expected credit losses - other receivables	(366,408)	(2,573,502)
	15,623,663	18,847,103

Deposits	167,652	281,671
Prepayments	10,631,125	5,438,233
	26,422,440	24,567,007
Total trade and other receivables	30,009,175	29,512,675

Movement in provision for allowance for expected credit losses on trade receivables is as follows:

At beginning of the year	563,288	469,101
Additions	549,924	5,155,117
Write off / Reversal	(646,790)	(60,807)
Disposal of subsidiaries	-	(637,425)
Currency realignment	2,679	(377,290)
At end of the year	469,101	4,548,696

Movement in provision for allowance for expected credit losses on other receivables is as follows:

At beginning of the year	-	366,408
Additions	369,347	2,866,997
Write off / Reversal	-	(265,921)
Disposal of subsidiaries		(317,633)
Currency realignment	(2,939)	(76,349)
At end of the year	366,408	2,573,502

The average credit period for services rendered is 30 (2024: 30) days. No interest is charged on the outstanding balances.

	December 31, 2024	December 31, 2025
	US$	US$
Not past due	2,296	1,161,427
Past due (i)	4,053,540	8,332,937
Less: Provision for allowance for expected credit losses	(469,101)	(4,548,696)
	3,586,735	4,945,668

A majority of the Company’s trade receivables that are neither past due nor impaired are with creditworthy counterparties with good track record of credit history.

(i)	Aging of receivables that are past due the average credit period:

	December 31, 2024	December 31, 2025
	US$	US$
< 30 days	824,795	21,842
31 days to 60 days	101,561	23,193
61 days to 210 days	1,396,810	234,297
211 days to 240 days	792,072	879
241 days to < 1 year	938,302	8,052,726
Total (ii)	4,053,540	8,332,937

(ii)	These amounts are stated before any deduction for provision for allowance for ECL and are not secured by any collateral or credit enhancements.

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

As of December 31, 2025, the provision matrix applies the following ECL rates to trade receivables, based on the age of the receivables ranged from 5.35% to 6.78%: For other receivables, the Company applies the ECL rate ranged from 0.50% to 15.00%

In addition to the general provision matrix, the Company assesses certain specific trade and other receivables individually. This individual assessment is based on direct contact with the debtor, historical payment behavior, and other relevant factors to determine whether there are specific recoverability issues.

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

The following table details the provision for ECL based on the Company’s provision matrix, based on past due status is not further distinguished between the Company’s different customer base:

	Trade receivables – days past due
	Not past due	1 to 30 days	31-60 days	61-210 days	211 - 240 days	Over 241 days	Total
	US$	US$	US$	US$	US$	US$	US$
Lifetime ECL – December 31, 2024	-	30,241	12,280	213,390	149,995	63,195	469,101
Lifetime ECL – December 31, 2025	-	1,169	1,210	14,163	58	4,532,096	4,548,696

The currency profiles of the Company’s trade and other receivables at the end of the reporting date are as follows:

	December 31, 2024	December 31, 2025
	US$	US$
Malaysia ringgit	15,967,201	19,577,555

As of December 31, 2025, prepayment mainly consists of:

1.	The Company made an advance payment of US$7.0 million to a third-party vendor for IT and AI-related consultancy services. During the year, consultancy services amounting to US$4.53 million were utilized and recognized accordingly. The remaining balance of US$2.47 million represents prepaid consultancy services to be utilized in future periods.

2.	The development of Vendor and Customer relationship management system (“VCRM”) by a third-party company. This VCRM will streamline vendor onboarding, customer engagement, relationship tracking, performance reporting, and communication while ensuring high usability, data accuracy, and system scalability. The system is estimated to be utilised within 2 years. The total contract value sum is US$1.7 million, which is settle via issuance of the Company ordinary shares (Note 20). During the year, services amounting to US$ 800 thousand were utilized and recognized accordingly. The remaining balance of US$ 900 thousand represents technology services to be utilized in future period.

3.	The development of Cloud Management Platform Development (“CMP”) was outsourced to a third-party company at a total cost of US$ 1.8 million, which is settle via issuance of the Company ordinary shares (Note 20). The CMP will enable centralized monitoring, providing, billing and management of multi-cloud environments with robust user control, automation, and analytics capabilities. The system is estimated to be utilized within 2 years. During the year, services amounting to US$700 thousand were utilized and recognized accordingly. The remaining balance of US$1.1 million represents technology services to be utilized in future period.

4.	Legal service from a third-party US legal entity for total cost of US$ 1.4 million. During the year, services amounting to US$ 462 thousand were utilized and recognized accordingly. The remaining US$938 thousand represents consultancy services to be utilized in future period.

5.	Pursuant to a Securities Purchase Agreement entered into with S2MA Capital Limited, the Company issued 880,000 ordinary shares with a fair value of US$880 thousand as a deposit toward the acquisition of 250 million OOBT digital assets for an aggregate purchase consideration of US$50.0 million. The US$880 thousand fair value of the shares issued was recognized as a prepayment toward the total purchase consideration pending completion of the acquisition and delivery of the digital assets.

Other receivables primarily consist of third parties who purchased shares from the Company that were acquired through its IPO projects.

12	INVENTORIES

Inventories consist of the following:

	December 31, 2024	December 31, 2025
	US$	US$
Finished goods	-	257,485

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method and comprises the purchase cost and other costs incurred in bringing the inventories to their present location and condition.

Management reviews inventories periodically for slow-moving, obsolete, or damaged items. Where necessary, inventories are written down to their estimated net realizable value based on management’s assessment of future demand, expected selling prices, and market conditions.

13	LOAN RECEIVABLES

	December 31, 2024	December 31, 2025
	US$	US$

Personal loans	34,429	-
Term loans	20,926,943	-
	20,961,372	-
Less: Unearned interest	(4,001,404)	-
	16,959,968	-
Less: Provision for allowance for expected credit losses on loan receivables	(114,147)	-
	16,845,821	-
Movement in provision for allowance for expected credit losses on loan receivables as follows:

At beginning of the year	60,895	114,147
Additions	53,252	-
Reversal	-	(114,147)
At end of the year	114,147	-

	December 31, 2024	December 31, 2025
	US$	US$

Current asset	10,283,529	-
Non-current asset	6,562,292	-
	16,845,821	-

Loans receivables bears interest of NIL (2024: 5% to 18%) per annum and is due within the next one to five years.

The average credit period for services rendered is NIL (2024: 30) days. No interest is charged on the outstanding balances.

	December 31, 2024	December 31, 2025
	US$	US$
Not past due	16,445,408	-
Past due (i)	514,560	-
	16,959,968	-
Less: Provision for allowance for expected credit losses on loan receivables	(114,147)	-
	16,845,821	-

A majority of the Company’s loan receivables that are neither past due nor impaired are with creditworthy counterparties with good track record of credit history.

(i)	Aging of loan receivables that are past due the average credit period:

	December 31, 2024	December 31, 2025
	US$	US$
< 30 days	46,653	-
31 days to 60 days	217,911	-
61 days to 210 days	221,556	-
211 days to 240 days	28,440	-
241 days to < 1 year	-	-
Total (ii)	514,560	-

(ii)	These amounts are stated before any deduction for provision for allowance for ECL and are not secured by any collateral or credit enhancements.

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

The following table details the provision for ECL based on the Company’s provision matrix, based on past due status is not further distinguished between the Company’s different customer base:

Loan receivables – days past due
	Not past due	1 to 30 days	31-60 days	61-210 days	211 – 240 days	Over 241 days	Total
	US$	US$	US$	US$	US$	US$	US$
Lifetime ECL – December 31, 2024	102,981	1,012	4,729	4,808	617	-	114,147
Lifetime ECL – December 31, 2025	-	-	-	-	-	-	-

14	CASH AND BANK BALANCES

	December 31, 2024	December 31, 2025
	US$	US$
Cash and bank balances	7,877,205	940,963
Fixed deposit	223,694	-
Total	8,100,899	940,963

Cash at share trading accounts are readily convertible to a known amount of cash which are subject to an insignificant risk of changes in value.

Fixed deposit bear interest at NIL (2024: 3.2%) per annum and mature in NIL (2024: 30) days.

The currency profiles of the Company’s cash and cash equivalents at the end of the reporting date are as follows:

	December 31, 2024	December 31, 2025
	US$	US$
Singapore dollar	-	90,615
Malaysia ringgit	1,794,977	365,263

15	TRADE AND OTHER PAYABLES

	December 31, 2024	December 31, 2025
	US$	US$
Trade payables	2,513,802	450,593
Accruals	1,653,008	668,344
Sundry payables	248,323	12,118,112
	4,415,133	13,237,049

Trade payables as of December 31, 2025 consist of technology consultancy cost. Trade payables as of December 31, 2024 mainly consist of amount owing to Treasure Global Inc. (“TGL”) as part of the partnership agreement signed on August 1, 2024 between the Company and TGL, in which TGL shall periodically provide funds and its customer database access to the Company to support its credit service activities in exchange of long term profit sharing.

Accruals consist mainly of staff salaries and consultant fees for which services have been performed but not been billed.

Sundry payables as of December 31, 2025, consist of amount owing to Treasure Global Inc. (“TGL”) as part of the partnership agreement signed on August 1, 2024 between the Company and TGL, in which TGL shall periodically provide funds and its customer database access to the Company to support its credit service activities in exchange of long term profit sharing.

Sundry payables also include a loan payable to Blue Rock Capital Ltd.

The currency profiles of the Company’s trade and other payables at the end of the reporting date are as follows:

	December 31, 2024	December 31, 2025
	US$	US$
Malaysia ringgit	4,220,536	4,501,621

16	LEASE LIABILITIES

The Company has lease contracts for office premises and motor vehicles. The Company’s obligations under these leases are secured by the lessor’s title to the leased assets. The Company is restricted from assigning and subleasing the leased assets.

The Company also has certain leases with lease terms of 12 months or less. The Company applies ’short-term lease’ recognition exemptions for these leases.

Carrying amount of lease liabilities is as follows:

	December 31, 2024	December 31, 2025
	US$	US$
At beginning of the year	280,811	119,984
Additions	-	1,159,035
Disposal of controlling interest in subsidiaries	-	(120,240)
Finance cost	6,803	32,750
Payment	(167,630)	(458,737)
Currency alignment	-	13,820
At end of the year	119,984	746,612

Lease liabilities:
- Not later than one year	82,431	399,858
- More than one year to five years	37,553	346,754
	119,984	746,612

Details of the carrying amounts of right-of-use assets recognized and the movements during the financial year are disclosed in Note 7 to the financial statements.

The lease liabilities at the end of the reporting period bear weighted average incremental borrowing rate of 4.31% (2024: 4.31%) per annum.

Amount recognized in profit or loss as is follows:

	December 31, 2024	December 31, 2025
	US$	US$
Depreciation of right-of-use asset	148,644	405,866
Interest expense on lease liabilities	6,803	32,750
Lease expense not capitalised in lease liabilities:
- Expense relating to short-term leases	100,530	112,726
Total amount recognised in profit or loss	255,977	551,342

17	BANK AND OTHER BORROWINGS

	December 31, 2024	December 31, 2025
	US$	US$
At beginning of the year	201,033	182,391
Disposal of controlling interest in subsidiaries	-	(191,270)
Payment	(23,989)	(9,673)
Currency alignment	5,347	18,552
At end of the year	182,391	-

	December 31, 2024	December 31, 2025
	US$	US$
Bank borrowings
- Current	26,239	-
- Non-current	21,936	-
	48,175	-

Other borrowings – current	134,216	-

Total borrowings	182,391	-

The Company borrowings is presented as :
Current	160,455	-
Non-current	21,936	-
	182,391	-

Notes:

(A)	Bank borrowings:

This is made up of the following loans:

Loan 1 :

A principal amount of RM 200,000 from a financial institution, which charged an interest rate at 3.50% (2024: 3.50%) per annum and repayable over 60 months in equal monthly instalments (principal and interest) of RM 3,639. The maturity date is June 2026.

During the financial year, the loan was derecognized following the disposal of the subsidiary to which the borrowing related. Accordingly, the outstanding loan balance was removed from the Group’s consolidated statement of financial position upon completion of the disposal.

Loan 2 :

A principal amount of RM 300,000 from a financial institution, which charged a fixed interest rate at 3.50% (2024: 3.50%) per annum and repayable over 60 months in equal monthly instalments (principal and interest) of RM 6,136. The maturity date is October 2026.

During the financial year, the loan was derecognized following the disposal of the subsidiary to which the borrowing related. Accordingly, the outstanding loan balance was removed from the Group’s consolidated statement of financial position upon completion of the disposal.

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

18	WARRANT LIABILITIES

As of December 31, 2024 and December 31, 2025, the Company had issued few types of warrants that are classified as financial liabilities in accordance with IFRS 9 – Financial Instruments and IAS 32 – Financial Instruments: Presentation.

Warrant – Exchange Listing

Pursuant to an advisory agreement entered with Exchange Listing, LLC, a Nevada limited liability company, the Company issued a total of 250,000 warrants on March 26, 2023, exercisable at US$ 4.00 per share.

Warrant – Series A and Series B

On January 17, 2024, the Company issued an aggregate of 2,200,000 ordinary shares, together with Series A Warrants and Series B Warrants, each to purchase up to 2,200,000 ordinary shares. The Series A Warrants have a term of five years and are exercisable at US$ 1.25 per share, while the Series B Warrants have a term of 18 months, also exercisable at US$ 1.25 per share.

Detachable warrant – convertible note

On August 13, 2025, the Company entered into a Securities Purchase Agreement (“SPA”) with Alumni Capital LP for the issuance of senior secured convertible notes with an aggregate principal amount of up to US$61.2 million, together with detachable warrants. Under the terms of the SPA, the Company may issue the convertible notes in multiple tranches. During the financial year, the Company issued Tranche 1 with a principal amount of US$3.0 million, together with detachable warrants representing US$375,000; Tranche 2 with a principal amount of US$4.2 million, together with detachable warrants representing US$525,000; and Tranches 3 and 4, each with a principal amount of US$4.8 million, together with detachable warrants representing US$600,000 for each tranche. The detachable warrants issued in connection with each tranche represent 15% of the purchase price of the respective convertible note. (convertible noted details see Note19)

Detachable warrant – Equity line of credit “ELOC”

On May 21, 2025, the Company entered into an Equity Line of Credit (“ELOC”) Purchase Agreement with Alumni Capital LP (“Alumni”), pursuant to which Alumni committed to purchase up to US$135.0 million of the Company’s ordinary shares, at the Company’s discretion, during the commitment period and subject to the terms and conditions of the agreement. Concurrently, the Company issued a detachable warrant representing US$20.25 million to Alumni as consideration for entering and performing its obligations under the ELOC arrangement. The ELOC represents a committed equity financing arrangement and does not create a contractual obligation for the Company to repay cash or another financial asset. Accordingly, no financial liability is recognised in respect of the ELOC commitment itself until individual Purchase Notices are exercised.

The warrant entitles the holder to acquire ordinary shares during the contractual exercise period. The exercise price is determined using a contractual formula based on the Company’s outstanding ordinary shares at the exercise date and includes cashless exercise and adjustment provisions. Management concluded that the warrant does not satisfy the fixed-for-fixed criterion under IAS 32 and is therefore classified as a derivative financial liability, which is initially recognised at fair value and subsequently measured at fair value through profit or loss (“FVTPL”) in accordance with IFRS 9. Changes in fair value are recognised in profit or loss.

As of December 31, 2025, the Company fully wrote off the carrying value of all three classes of warrants following the reverse stock split. As a result of the anti-dilution adjustments, the exercise prices of the warrants increased significantly and were substantially higher than the prevailing market price of the Company’s common shares. Accordingly, management concluded that it was highly unlikely that the warrant holders would exercise the warrants, as it would be more economical to purchase the Company’s common shares directly in the open market. Consequently, management determined that the warrants had no recoverable value and fully impaired their carrying amount.

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

Type of Warrants	Issued	Exercise	Written off	Remaining
December 31, 2025	Units	Units	Units	Units
Series A	2,200,000	1,246,992	(953,008)	-
Series B	2,200,000	1,271,992	(928,008)	-
Exchange Listing	250,000	229,453	(20,547)	-

Type of Warrants	Issued	Exercise	Written off	Remaining
December 31, 2025	US$	US$	US$	US$
Alumni Capital – Convertible notes detachable warrant	2,100,000	-	-	2,100,000
Alumni Capital – ELOC detachable warrant	20,250,000	18,569,495	-	1,680,505

Type of Warrant	Issued	Exercise	Remaining
December 31, 2024
Series A	2,200,000	1,246,992	953,008
Series B	2,200,000	1,271,992	928,008
Exchange Listing	250,000	229,453	20,547

The Company applied a Black-Scholes and Monte Carlo pricing model to estimate the fair value of the warrant liabilities. The significant inputs into the model are shown below.

	December 31, 2024		December 31, 2025
Exchange Listing

Share price	US$	2.26	US$	2.26
Exercise price / warrant	US$	4.00	US$	4.00
Expected volatility		130.14%		130.14%
Dividend yield		Nil		Nil
Expected term (years)		4.24 years		4.24 years
Annual risk-free interest rate		3.918%		3.918%

	December 31, 2024		December 31, 2025
Series A

Share price	US$	1.08	US$	1.08
Exercise price / warrant	US$	1.25	US$	1.25
Expected volatility		236.94%		236.94%
Dividend yield		Nil		Nil
Expected term (years)		4.00 years		4.00 years
Annual risk-free interest rate		3.918%		3.918%

	December 31, 2024		December 31, 2025
Series B

Share price	US$	1.08	US$	1.08
Exercise price / warrant	US$	1.25	US$	1.25
Expected volatility		236.94%		236.94%
Dividend yield		Nil		Nil
Expected term (years)		0.5 years		0.5 years
Annual risk-free interest rate		3.918%		3.918%

	December 31, 2025
Alumni Capital – Convertible notes detachable warrant

Share price	US$	0.53
Exercise price / warrant	US$	0.359
Expected volatility		178.65%
Dividend yield		Nil
Expected term (years)		1.00 year
Annual risk-free interest rate		4.15%

	December 31, 2025
Alumni Capital – ELOC detachable warrant

Share price	US$	0.53
Exercise price / warrant	US$	0.57
Expected volatility		178.65%
Dividend yield		Nil
Expected term (years)		1.58 years
Annual risk-free interest rate		4.15%

Movement of the fair value of the warrant liabilities during the year is as follows:

	December 31, 2024	December 31, 2025
	US$	US$

At beginning of the year	439,409	33,305
Additional	-	2,758,696
Exercised	(428,025)	(228,271)
Fair value change	33,977	95,015
Written off	-	(33,305)
Currency realignment	(12,056)	-
At end of the year	33,305	2,625,440

19	CONVERTIBLE NOTES LIABILITIES

On August 13, 2025, the Company entered into a Securities Purchase Agreement (“SPA”) with Alumni Capital LP for the issuance of senior secured convertible notes with an aggregate principal amount of up to US$61.2 million, together with detachable warrants. The financing arrangement comprises an initial Tranche 1 note of US$3.0 million, a Tranche 2 note of US$4.2 million, and additional tranches of up to US$54.0 million that may be subscribed for by the investor from the date of the SPA through August 13, 2027, subject to the terms and conditions of the SPA. The proceeds are intended to be used for general working capital purposes.

Each convertible note is convertible into the Company’s ordinary shares in accordance with the conversion provisions set forth in the applicable note agreement. The notes were issued together with detachable warrants entitling the holder to subscribe for additional ordinary shares pursuant to a predetermined formula. To the extent a note is not converted prior to maturity, it is redeemable in accordance with its contractual terms.

During the year, the Company issued four tranches of convertible notes. Tranches 1, 2 and 3 were fully converted into the Company’s ordinary shares. Alumni Capital LP confirmed that the Tranche 1 note of US$3.0 million, the Tranche 2 note of US$4.2 million, and the Tranche 3 note of US$4.8 million had each been fully satisfied through such conversions.

As of December 31, 2025, Tranche 4, with an original principal amount of US$4.8 million, remained partially outstanding. Following conversions during the year, the outstanding principal balance as of December 31, 2025 was US$2.1 million, which remained convertible into ordinary shares in accordance with the terms of the related note agreement.

Movement of the fair value of the convertible notes liabilities during the year is as follows:

December 31, 2025
US$

At beginning of the year	-
Addition	11,490,233
Interest expenses incurred	483,000
Exercised	(10,015,013)
Fair value change	972,061
At end of the year	2,930,281

20	SHARE CAPITAL

	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025
	Number of ordinary shares *	Number of ordinary shares *	US$	US$
Paid up capital:
At January 1	22	416	9,844,562	76,395,175
Issuance of shares (1)	1		2,501,841
Issuance of shares (2)	1		4,709,783
Issuance of shares (3)	5		5,092,362
Issuance of shares (4)	2		1,445,306
Issuance of shares (5)	2		4,181,487
Issuance of shares (6)	6		2,763,961
Issuance of shares (7)	1		2,900,938
Issuance of shares (8)	218		18,335,607
Issuance of shares (9)	5		761,111
Issuance of shares (10)	57		13,506,382
Issuance of shares (11)	1		297,673
Issuance of shares (12)	90		8,461,340
Issuance of shares (13)	5		1,592,822
Issuance of shares (14)		1,571		4,865,142
Issuance of shares (15)		521		18,393,468
Issuance of shares (16)		37,182		10,561,000
Issuance of shares (17)		846		3,000,000
Issuance of shares (18)		-		-
Issuance of shares (19)		69,168		10,435,015
Issuance of shares (20)		2		53,932
Issuance of shares (21)		1		100,000
Issuance of shares (22)		134		4,629,898
Issuance of shares (23)		141,784		10,015,039
Issuance of shares (24)		104,569		6,274,169
Issuance of shares (25)		14,735		970,000
Issuance of shares (26)		14,667		880,000
Issuance of shares (27)		46,296		5,000,000
Currency realignment				(1,082,035)

At December 31	416	431,892	76,395,175	150,490,803

*	Giving retroactive effect to the to 49 reverse share split effected on November 5, 2024, 1 to 20 reverse share split effected on April 3, 2025, 1 to 30 reverse share split effected on September 16, 2025 and 1 to 60 reverse share split effected on February 27, 2026

(1)	In January 2024, 1 (2,200,000 prior to 4 rounds of reverse share splits) ordinary shares were issued as part of our following offering at US$1,225 (US$ 1.25 per ordinary share prior to both reverse share splits), before deduction the discounts and expenses.

(2)	During February 2024 to April 2024, 1 (2,518,984 prior to 4 rounds of reverse share splits) ordinary shares were issued, in aggregate, to pursuant to the exercise of warrants.

(3)	In May 2024, 5 (8,000,000 prior to 4 rounds of reverse share splits) were issued to several third-party companies as prepayment for the development of proprietary softwares. The software under development - Vendor and Customer Relationship Management (“VCRM”) system and Cloud Management Platform (“CMP”).

(4)	In August 2024, 2 (3,138,113 prior to 4 rounds of reverse share splits) ordinary shares were issued for At-The-Market offering at the price ranged from US$245 to US$794 (US$ 0.25 to US$ 0.81 prior to both reverse share splits), before deduction the discounts and expenses.

(5)	On July 2 and July 12, 2024, 1 and 2 (434,783 and 3,465,820 prior to 4 rounds of reverse share splits, respectively) ordinary shares, were issued Boustead Securities LLC and Cogia GmbH as consideration for the acquisition of Socializer Messenger, an intellectual property that provides a highly secure messaging platform

(6)	In March 2024, 6 (11,191,047 prior to 4 rounds of reverse share splits) ordinary shares were issued to Sichenzia Ross Ference Carmel LLP as consideration for services rendered to the Company.

(7)	In April 2024, 1 (1,697,447 prior to 4 rounds of reverse share splits) ordinary shares were issued to Exchange Listing, LLC at US$1,696 (US$ 1.73 per share prior to 4 rounds of reverse share splits) as a true up shares.

(8)	During August 8, 2024, until December 26, 2024, 31 (55,775,747 prior to 4 rounds of reverse share splits) and 187 (6,724,360 prior to 3 rounds of reverse share split) ordinary shares were issued to Alumni Capital LP, in aggregate, to pursue the purchase and sale of securities agreement signed with Alumni Capital LP in August 1, 2024

(9)	On September 24, 2024, US$ 1,000,000 convertible bridging notes had been converted to 5 (9,099,181 prior to 4 rounds of reverse share splits) ordinary shares at US$108 (US$ 0.11 per share prior to 4 rounds of reverse share splits).

(10)	In 2024, 30 (51,839,411 prior to 4 rounds of reverse share splits) and 27 (981,194 prior to 3 rounds of reverse share split) ordinary shares were issued to Codetext Limited as prepayment for services rendered to the Company.

(11)	On December 11, 2024, the Company issued 1 (48,316 prior to 3 rounds of reverse share split) ordinary shares to 3 independent directors as gratuity payment for their past services upon their resignation.

(12)	From July 16, 2024 until December 5, 2024, 8 (13,408,550 prior to 4 rounds of reverse share splits) and 82 (2,961,189 prior to 3 rounds of reverse share split) ordinary shares were issued to various investors between US$490 to US$1,843 (US$ 0.50 to US$ 1.88 per share prior to both reverse share splits).

(13)	From January 1, 2024 until December 13, 2024, 1 (1,398,625 prior to 4 rounds of reverse share splits) and 4 (142,224 prior to 3 rounds of reverse share split) ordinary shares were issued to executive director and independence director pursuant to their employment agreements

(14)	From January 7, 2025, until September 29, 2025, 71 (2,549,431 prior to 3 rounds of reverse share splits), 409 (737,061 prior to 1 to 30 & 1 to 60 reverse share split) and 1,091 (65,451 prior to 1 to 60 reverse share split) ordinary shares were issued to some management staff, executive director and independence director pursuant to their employment agreements.

(15)	From January 8, 2025, until April 4, 2025, 413 (14,869,873 prior to 3 rounds of reverse share splits) and 108 (194,315 prior to 1 to 30 & 1 to 60 reverse share split) ordinary shares were issued to various investors between US$392 to US$1,200 (US$ 0.65 to US$ 6.32 per share prior to 3 rounds of reverse share splits).

(16)	During January 15, 2025, until November 11, 2025, 193 (6,970,607 prior to 3 rounds of reverse share splits), 839 (1,510,000 prior to 1 to 30 & 1 to 60 reverse share split) and 36,150 (2,169,000 prior to 1 to 60 reverse share split) ordinary shares were issued to Alumni Capital LP, in aggregate, to pursue the purchase and sale of securities agreement signed with Alumni Capital LP in August 1, 2024.

(17)	On June 12, 2025, 846 (1,522,288 prior to 1 to 30 & 1 to 60 reverse share split) ordinary shares were issued to various investor as share pledge to pursuant the friendly loan agreement.

(18)	On June 26, 2025, 6,614 (11,904,764 prior to 1 to 30 & 1 to 60 reverse share split) ordinary shares were issued to various investors in exchange of the 20% ownership in Quantgold Data Group Limited.

(19)	From January 15, 2025, until December 3, 2025, 283 (10,168,212 prior to 3 rounds of reverse share splits), 6,952 (12,512,634 prior to 1 to 30 & 1 to 60 reverse share split) and 61,933 (3,716,005 prior 1 to 60 reverse share split) ordinary shares were issued to Alumni Capital LP, in aggregate, to the exercise of warrants.

(20)	On January 7, 2025, 2 (56,180 prior to 3 rounds of reverse share splits) ordinary shares were issued to Carlson Thow, pursuant to the legal consultancy services agreement.

(21)	On January 9, 2025, 1 (39,370 prior to 3 rounds of reverse share splits) ordinary shares were issued to W capital Markets Pte. Ltd. to pursue the engagement letter to act as Arranger dated December 3, 2024.

(22)	From January 2, 2025, until January 7, 2025, 134 (4,822,810 prior to 3 rounds of reverse share splits) ordinary shares were issues to CEO Dato Hoo Voon Him, in aggregate, to pursuant the securities purchase agreement.

(23)	From August 18, 2025 until December 12, 2025, 141,784 (14,596,659 prior to 1 to 30 & 1 to 60 reverse share splits) ordinary shares were issued to Alumni Capital LP, in aggregate, pursuant to securities purchase agreement in which Alumni could purchase convertible notes (“Convertible Notes”).

(24)	On November 11, 2025, 104,569 (6,274,169 prior to 1 to 60 reverse share splits) ordinary shares were issued, in aggregate, to certain of our executive officers pursuant to Employee Stock Ownership Plan.

(25)	From October 3, 2025 until October 22, 2025, 14,735 (884,090 prior to 1 to 60 reverse share splits) ordinary shares were issued as referral fees, paid in VCIG ordinary shares, in connection with the introduction of new clients.

(26)	On November 10, 2025, 14,667 (880,000 prior to 1 to 60 reverse share splits) ordinary shares were issued to subscribe Oobit token, which functions as the native utility token for the Oobit cryptocurrency.

(27)	From October 31, 2025 until November 11, 2025, 46,296 (2,777,778 prior to 1 to 60 reverse share share splits) ordinary shares were issued as our following offering at US 108 (US 1.80 per ordinary share prior to 1 to 60 reverse share splits), before deduction the discounts and expenses.

21	CAPITAL RESERVE

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

22	FAIR VALUE RESERVE

Fair value reserve represents the cumulative fair value changes, net of tax, of financial assets, FVOCI until it is disposed of and is distributable.

23	TRANSLATION RESERVE

The translation reserve comprises all foreign exchange differences arising from the translation of the consolidated financial statements of foreign operations whose functional currency is different from that of the Company’s presentation currency and is non-distributable.

24	REVENUE

	December 31, 2023	December 31, 2024	December 31, 2025
	US$	US$	US$
Business strategy consultancy	12,065,760	14,557,914	10,472,912
Technology development	4,472,559	11,412,582	12,935,361
Solutions and consultancy	2,588,360	266,588	13,436
Interest income	413,354	1,214,842	2,285,415
Other revenue *	244,715	372,965	380,298
Total	19,784,748	27,824,891	26,087,422

	December 31, 2023	December 31, 2024	December 31, 2025
	US$	US$	US$
Point in time	13,649,034	23,496,785	18,487,308
Over time	6,135,714	4,328,106	7,600,114
Total	19,784,748	27,824,891	26,087,422

*	Other revenue consist primarily of loan processing fees, management fees, and training fees.

25	OTHER INCOME

	December 31, 2023	December 31, 2024	December 31, 2025
	US$	US$	US$
Interest income	1,596	4,140	4,908
Foreign exchange gain, net	-	208,335	5,928,813
IPO conference	109,592	-	-
Reimbursement income for expenses incurred	52,726	4,190	-
Reversal of impairment allowance on trade and other receivables	-	-	326,728
Reversal of impairment allowance on loan receivables			5,780
Rental income	-	-	122,283
Compensation for decline in share value	-	-	2,584,944
Others	-	24,926	391,172
Total	163,914	241,591	9,364,628

26	COST OF SERVICES

	December 31, 2023	December 31, 2024	December 31, 2025
	US$	US$	US$
Consultant fee	2,413,237	2,194,536	1,087,392
IT expenses	239,426	2,408,554	5,660,899
Subscription fee	30,720	10,892	8,116
Referral fee	552,263	181,139	-
Others	116,503	153,072	304
Total	3,352,149	4,948,193	6,756,711

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

27	EMPLOYEE BENEFIT EXPENSE

	December 31, 2023	December 31, 2024	December 31, 2025
	US$	US$	US$
Wages and salaries	2,873,660	3,172,983	2,820,623
Defined contribution plans	245,296	203,622	242,319
Share-based compensation awards	970,024	61,210	6,651,698
Directors’ fees	1,289,836	3,357,992	7,612,763
Other short-term benefits	18,667	15,590	17,942
Total	5,397,483	6,811,397	17,345,345

Included in share-based compensation awards, and directors’ fees are amounts of US$6,651,698, and US$4,487,613, respectively, which are payable in share capital (Note 20).

Included in the employee benefit expenses is remuneration and benefits to key management personnel of the Company (including the remuneration and benefits of certain executive directors).

	December 31, 2023	December 31, 2024	December 31, 2025
	US$	US$	US$
Wages and salaries	710,111	839,309	1,256,845
Defined contribution plans	75,120	77,977	227,793
Share-based compensation awards*	875,574	61,210	6,651,698
Directors’ fees	1,294,639	1,925,558	7,612,763
Other short-term benefits	2,020	1,863	9,243
Total	2,957,464	2,905,917	15,758,342

*	Share-based compensation awards consist primarily of Employee Share Option Plan (“ESOP”) and share-based compensation to director and management.

Employee Share Option Plan (“ESOP”)

On October 8, 2025, the Board of Directors of the Company approved the Employees’ Share Option Plan (“ESOP”), which became effective on the same date. The ESOP was established to attract, retain and motivate qualified employees, align employees’ interests with those of shareholders, and provide long-term incentive compensation linked to the Company’s performance. The aggregate number of ordinary shares available for issuance under the ESOP shall not exceed 20% of the Company’s issued and outstanding ordinary shares on a fully diluted basis, subject to adjustment as approved by the Board or the ESOP Committee. Each option entitles the holder to subscribe for one ordinary share of the Company at an exercise price specified in the applicable Letter of Grant. Options may be exercised during the exercise period specified in the relevant Letter of Grant and generally expire two years after the date on which they first become exercisable unless otherwise determined by the ESOP Committee.

The ESOP permits settlement by either:

●	cash exercise, whereby the option holder pays the exercise price in cash; or

●	cashless exercise, whereby the Company issues a net number of shares calculated based on the market price of the Company’s ordinary shares at the exercise date and the applicable exercise price.

Options granted under the ESOP may be subject to service and performance conditions. Unless otherwise specified in the applicable Letter of Grant, vesting is generally based on continued employment and the achievement of key performance indicators (“KPIs”) established by the ESOP Committee.

Option holders do not have voting rights, dividend rights or other shareholder rights until the underlying ordinary shares are issued upon exercise of the options. Unless otherwise determined by the Board or the ESOP Committee, unexercised options lapse upon resignation or termination of employment.

The ESOP has an initial term of five years from the effective date and may be extended by the Board for an additional five-year period.

As at December 31, 2025, all granted options have been fully exercised and no more outstanding options.

Share-Based Compensation to Directors and Management

During the year ended December 31, 2025, the Company granted ordinary shares to certain directors and members of senior management as performance-based compensation for services rendered. These equity-settled awards were issued in lieu of cash compensation and bonuses.

The fair value of the shares granted was measured based on the quoted market price of the Company’s ordinary shares on the respective grant dates. As the awards vested immediately upon grant and were not subject to any further service or performance conditions, the Company recognized the full grant-date fair value as share-based compensation expense upon issuance in accordance with IFRS 2, Share-based Payment.

For the year ended December 31, 2025, the Company recognized share-based compensation expense of US$6,651,698 in connection with these awards, with a corresponding increase recognized in share capital and additional paid-in capital within equity.

28	FINANCE COST

	December 31, 2023	December 31, 2024	December 31, 2025
	US$	US$	US$
Interest expenses on:
Bank borrowings	3,040	2,250	-
Lease liabilities	6,601	7,231	32,750
Other borrowings	10,145	122,421	104,244
Convertible notes	-	-	483,000
Bank charges for investment securities	389	10	-
Total	20,175	131,912	619,994

29	OTHER OPERATING EXPENSES

	December 31, 2023	December 31, 2024	December 31, 2025
	US$	US$	US$
Regulatory compliance and statutory cost	35,064	34,190	52,951
License fee	30,534	33,385	5,651
Changes on fair value of warrant liabilities	-	33,977	375,488
Bad debt written off	-	-	4,271,583
Bank charges	18,598	22,218	34,610
Entertainment	203,487	128,157	2,266,891
Event fees	247,411	135,782	221,641
Foreign exchange loss, net	272,643	54,000	566,866
Fair value changes in derivative liabilities	-	-	1,067,076
Fair value loss financial assets, FVPL	-	14,407	-
Impairment loss of intangible assets	-	-	918,324
Intangible assets written off	-	-	45,765
Loss on disposal of controlling interest in subsidiaries	-	399,540	10,613,900
Marketing expenses	341,323	1,161,638	658,659
Software and website usage fee	13,427	10,142	41,010
Staff welfare	191,190	794,064	663,399
Office expenses	338,755	311,801	306,311
Recruitment fees	29,894	52,931	74,548
Referral fees	-	102,018	3,421,734
Research and development expenses	-	408,071	-
Travelling expenses	311,168	385,739	595,020
Upkeep of office equipment	41,974	195,134	83,246
Net investment loss (1)	-	84,985	459,347
Total	2,075,468	4,362,179	26,744,020

(1)	Net investment loss is derived from the total net loss incurred from the trading of shares on recognized stock exchanges during the financial year.

30	INCOME TAX BENEFIT/EXPENSE

	December 31, 2023	December 31, 2024	December 31, 2025
	US$	US$	US$

Current income tax expense	-	40,902	647,318
Deferred tax	-	75,978	(4,085)
Over provision in prior year	(135,031)	(8,464)	(5,126)
Income tax (benefit)/expense	(135,031)	108,416	638,107

The tax on the Company’s profit before income tax differs from the theoretical amount that would arise using the Malaysia’s standard rate of income tax as follows

	December 31, 2023	December 31, 2024	December 31, 2025
	US$	US$	US$

Profit /(Loss) before income tax	7,102,486	7,685,243	(29,621,520)

Tax calculated at tax rate of 24%	1,704,597	1,844,458	(7,109,165)
Effects of:
- Non-taxable income	(2,975,662)	(2,837,492)	5,436,286
- Unutilised tax losses forfeited	-	-	-
- Unabsorbed tax losses	1,164,987	392,552	736,095
- Expenses not deductible for tax purposes	106,078	641,384	1,584,102
	-	40,902	647,318
Deferred tax	-	75,978	(4,085)
Over provision in prior year	(135,031)	(8,464)	(5,126)
	(135,031)	108,416	638,107

As at December 31, 2025, the Company had unutilised tax losses carried forward of US$1.4 million (2024: US$1.6 million) for which no deferred tax asset has been recognised. These losses relate to subsidiaries that have been loss-making for several years, and no convincing evidence is currently available that taxable profit will be available against which the tax losses can be utilised.

The tax losses can be carried forward for 7 years, as applicable under Malaysia law. The potential deferred tax asset not recognised amounts to US$341.0 thousand (2024: US$392.6 thousand), calculated at the applicable tax rate of 24%.

Management will continue to review the future profitability of the entities concerned to assess whether the recognition criteria for deferred tax assets are met.

31	OPERATING LEASE

	December 31, 2023	December 31, 2024	December 31, 2025
	US$	US$	US$

Short-term leases	50,570	100,530	112,726

The Company has elected not to recognise right-of-use assets and lease liabilities for certain short-term leases that have lease terms of 12 months or less. Lease payments relating to these leases are expensed to profit or loss on a straight-line basis over the lease term.

32	SIGNIFICANT RELATED PARTY TRANSACTIONS

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

	December 31, 2023	December 31, 2024	December 31, 2025
	US$	US$	US$
Balance with related parties (common shareholders)

Trade receivables

Hoo Voon Him	215,325	-	-
V Invesco Sdn Bhd	296,587	-	-

Non-trade receivables
VHKL Private Capital Limited (known as VCI Global Brands Limited)	-	-	62,833,133

Total amount due from related parties	511,912	-	62,833,133

Non-trade payables

Hoo Voon Him	44,554	63,185	392,983
Stanley Khoo	-	423,926	-
Noraini Binti Aripin	202,839	-	-
V Capital Sdn Bhd	35,953	-	-
Elmu Higher Education Sdn Bhd			63,101

Total amount due to related parties	283,346	487,111	456,084

Amount due from /(to) related parties are not expected to be repaid within the next 12 months.

Transactions with related parties

The following represents the significant related party transactions for the years ended December 31, 2023, 2024 and 2025.

				December 31, 2023	December 31, 2024	December 31, 2025
	Relationship	Nature	Description	US$	US$	US$
V Capital Sdn Bhd	Common shareholder	Trade nature	Purchase of services	610,115	-	-
V Capital Sdn Bhd	Common shareholder	Non-trade nature	Advances paid by V Capital Sdn Bhd	(35,953)	-	-
Hoo Voon Him	Director	Non-trade nature	Advance receipt from Director	(44,554)	(63,185)	(392,983)
Hoo Voon Him	Director	Trade nature	Sales of business consultancy fee	(215,325)	-	-
Noraini Binti Aripin	Director	Non-trade nature	Advance receipt from Director	(202,839)	-	-
Stanley Khoo	Director	Non-trade nature	Amount due to Director	-	(423,926)	-
VHKL Private Capital Limited	Common shareholder	Non-trade nature	Disposal of subsidiaries			62,833,133
Elmu Higher Education Sdn Bhd	Common shareholder	Non-trade nature	Advance paid by Elmu Higher Education Sdn Bhd			(63,101)

33	OPERATING SEGMENTS

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

Segment revenues and results

	Revenue			Net profit/(loss)
	December 31, 2023	December 31, 2024	December 31, 2025	December 31, 2023	December 31, 2024	December 31, 2025
	US$	US$	US$	US$	US$	US$

Business strategy consultancy	14,654,120	14,824,502	10,486,348	4,773,738	4,553,799	(8,681,919)
Technology development, solutions and consultancy	4,472,559	11,412,582	12,935,361	2,161,264	2,594,593	(15,037,186)
Interest income	413,354	1,214,842	2,285,415	225,855	553,014	(1,655,166)
Others	244,715	372,965	380,298	73,039	16,707	(275,723)
Total	19,784,748	27,824,891	26,087,422	7,233,896	7,718,113	(25,649,994)
Other gains and losses				(112,831)	94,902	(3,356,440)
Interest income				1,596	4,140	4,908
Finance cost				(20,175)	(131,912)	(619,994)
Profit before income tax				7,102,486	7,685,243	(29,621,520)
Income tax benefit/(expense)				135,031	(108,416)	(638,107)
Profit for the year				7,237,517	7,576,827	(30,259,627)

Revenue reported above represents revenue generated from external customers, there were no inter-segment sales in 2023, 2024 and 2025.

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

Segment assets

	December 31, 2023	December 31, 2024	December 31, 2025
	US$	US$	US$

Business strategy consultancy	12,315,497	34,052,672	-
Technology development, solutions and consultancy	3,376,588	26,215,311	115,942,779
Interest income	8,281,815	2,790,556	-
Investments and others	1,748,462	28,501,201	961,483
	25,722,362	91,559,740	116,904,262
Unallocated assets		-	-
Consolidated total assets	25,722,362	91,559,740	116,904,262

No geographical segment information presented as Company’s operations are conducted predominantly in Malaysia.

34	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL RISKS MANAGEMENT

a)	Categories of financial instruments

The following table sets out the financial instruments as at the end of the reporting period:

	December 31, 2024	December 31, 2025
	US$	US$
Financial assets
Cash and bank balances	8,100,899	940,963
Trade and other receivables (excluding prepayments)	19,378,050	24,074,442
Inventories	-	257,485
Loan receivables	16,845,821	-
Finance assets, at fair value through other comprehensive income	28,547,482	17,513,555
Amount due from related parties	-	62,833,133

Financial liabilities
Trade and other payables	4,415,133	13,237,049
Bank and other borrowings	182,391	-
Amount due to related parties	487,111	456,084
Convertible notes liabilities	-	2,930,281
Warrant liabilities	33,305	2,625,440

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

The currency exposure of financial assets and financial liabilities denominated in currencies other than the Company’s functional currency is as follows:

	Assets		Liabilities
	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025
	US$	US$	US$	US$

Singapore Dollar	-	90,615	-	-
Malaysia ringgit	17,762,178	24,079,176	4,220,536	4,501,621

Foreign currency sensitivity

The following table details the sensitivity to a 5% (2024: 5%) increase and decrease in the related foreign currencies against the functional currency (“US$”) with all the other variables held constant. 5% (2024: is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the possible change 5%) in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 5% (2024: 5%) change in foreign currency rates.

	December 31, 2024	December 31, 2025
	US$	US$

Singapore Dollar	-	4,531
Malaysia ringgit	677,082	978,878

(iii)	Interest rate risk management

The Company is exposed to interest rate risk as the Company has interest-bearing bank loans. The interest rates and terms of repayment of the loans are disclosed in Note 15. The Company currently does not have an interest rate hedging policy.

Interest rate sensitivity analysis

The sensitivity analysis below has been determined based on the exposure to interest rate for non-derivative instruments at the end of the reporting period. A 50 (2024: 50) basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates on loans had been 50 (2024: 50) basis points higher/lower and all other variables were held constant, the Company’s profit for the year would decrease/increase by approximately US$3,600 (2024: US$1,118, 2023: US$370).

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

As at the end of the reporting period, the allowance for ECL is disclosed in Note 11 and 13 to the financial statements.

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

Liquidity risk analysis

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

	Weighted	On
	average	demand
	effective	or within	Within
	interest rate	1 year	2 to 5 years	Total
	%	US$	US$	US$

2025
Non-interest bearing	-	13,929,371	456,084	14,385,455
Fixed interest rate	3.5-5%	399,858	346,754	746,612
Variable interest rate	BLR+2.6%	-	-	-
Total		14,329,229	802,838	15,132,067

2024
Non-interest bearing	-	4,902,244	-	4,902,244
Fixed interest rate	3.5-5%	82,431	37,553	119,984
Variable interest rate	BLR+2.6%	160,455	21,936	182,391
Total		5,145,130	59,489	5,204,619

2023
Non-interest bearing	-	4,507,068	-	4,507,068
Fixed interest rate	3.5-5%	148,371	191,363	339,734
Variable interest rate	BLR+2.6%	9,520	17,711	27,231
Total		4,664,959	209,074	4,874,033

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

	December 31, 2024	December 31, 2025
	US$	US$
Total debts	5,204,619	20,693,170
Total equity	86,321,816	96,211,092

Debt-to-equity %	6.02%	21.51%

The Company is not subject to externally imposed capital requirements for the financial years ended December 31, 2024 and 2025.

The Company’s overall strategy remains unchanged from prior years.

(e)	Concentrations

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

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total revenue:

	December 31, 2023	December 31, 2024	December 31, 2025
	US$	US$	US$
Amount of the Company’s revenue:
Customer A	4,961,176	NA	NA
Customer B	6,873,864	NA	NA
Customer C	1,693,885	NA	NA

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total trade receivable:

	December 31, 2024	December 31, 2025
	US$	US$
Amount of the Company’s trade receivable:
Customer A	520,344	NA

*	Revenue from relevant customer was less than 10% of the Company’s total revenue for the respective year.

35	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Company’s financial instruments, other than those with carrying amounts that reasonably approximate to fair value, are as follows:

	Carrying amount			Fair value
	December 31, 2023	December 31, 2024	December 31, 2025	December 31, 2023	December 31, 2024	December 31, 2025
	US$	US$	US$	US$	US$	US$

Assets
Financial assets, at fair value through profit or loss	15,861	-	-	15,861	-	-
Financial assets, at fair value through other comprehensive income	8,360,497	28,547,482	17,513,555	8,360,497	28,547,482	17,513,555

Liabilities
Convertible notes liabilities	-	-	2,930,281	-	-	2,930,281
Warrant liabilities	428,025	33,305	2,625,440	428,025	33,305	2,625,440

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

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Company’s financial instruments:

Assets measured at fair value:

	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	US$	US$	US$	US$
December 31, 2024
Financial assets, at fair value through profit or loss	-	-	-	-
Financial assets, at fair value through other comprehensive income	903,000	-	27,644,482	28,547,482
Financial liabilities, at fair value through profit or loss	-	33,305	-	33,305

December 31, 2025
Financial assets, at fair value through other comprehensive income	-	-	17,513,555	17,513,555
Financial liabilities, at fair value through profit or loss	-	5,555,721	-	5,555,721

The movement in the fair value measurements within Level 1 during the years are as follow:

	December 31, 2023	December 31, 2024	December 31, 2025
	US$	US$	US$

Financial assets, at fair value through other comprehensive income
At January 1	2,793,399	8	903,000
Additions	80,615	903,000	3,904,416
Disposals	(3,026,906)	(8)	(5,116,938)
Disposal of controlling subsidiaries	-	-	(99,478)
Fair value changes recognized in other comprehensive income/(loss)	152,900	-	409,000
Currency realignment	-	-	-
At December 31	8	903,000	-

During the year, YY Group Holding Limited was successfully listed on Nasdaq, resulting in the fair value measurement moving from Level 3 to Level 1. The investment was subsequently disposed of within the same year.

There were no transfers between Level 1 and Level 2 during the financial year ended December 31, 2023, 2024 and 2025.

The movement in fair value measurements within Level 3 during the years are as follow:

	December 31, 2023	December 31, 2024	December 31, 2025
	US$	US$	US$
Financial assets, at fair value through other comprehensive income
At January 1	-	8,360,489	27,644,482
Addition	10,921,564	46,595,266	41,749,956
Disposal	(2,948,518)	(17,301,634)	-
Transfer to level 1		(903,000)	(1,688,000)
Disposal of controlling subsidiaries	-	-	(17,716,438)
Fair value changes recognized in other comprehensive income	365,388	(9,009,166)	(32,476,445)
Currency realignment	22,055	(97,473)	-
At December 31	8,360,489	27,644,482	17,513,555

There were no transfers between Level 2 and Level 3 during the financial year ended December 31, 2025 and 2024.

	December 31, 2023	December 31, 2024	December 31, 2025
	US$	US$	US$

Financial liabilities, at fair value through profit and loss
At January 1	-	439,409	33,305
Addition	1,341,999	3,916,074	5,555,721
Disposal	(913,974)	(4,310,794)	(33,305)
Currency realignment	11,384	(11,384)	-
At December 31	439,409	33,305	5,555,721

36	RECONCILIATIONS OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

	At beginning of year	Addition	Disposal	Payment	Interest charges	Interest paid	Currency alignment	At end of year
	US$	US$	US$	US$	US$	US$	US$	US$
2025
Bank borrowings	48,175	-	(38,502)	(9,673)	-	-	-	-
Lease liabilities	119,984	1,159,035	(120,240)	(425,987)	32,750	(32,750)	13,820	746,612
Other borrowings	134,216	-	(134,216)	-	-	-	-	-
	302,375	1,159,035	(292,958)	(435,660)	32,750	(32,750)	13,820	746,612

	At beginning of year	Principal	Interest charges	Interest paid	At end of year
	US$	US$	US$	US$	US$
2024
Bank borrowings	72,164	(23,989)	2,250	(2,250)	48,175
Lease liabilities	280,811	(160,827)	7,251	(7,251)	119,984
Other borrowings	134,216	-	-	-	134,216
	487,191	(184,816)	9,501	(9,501)	302,375

37	EARNINGS PER SHARE

On November 5, 2024, the Company effected 49-for-1 reverse share split of its issued and outstanding ordinary shares. On April 3, 2025, the Company effected 20-for-1 reverse share split exercise. On September 16, 2025, the Company effected 30-for-1 reverse share split exercise.

Subsequently on February 27, 2026, the Company effected 60-for-1 reverse share split exercise. The reverse share split did not affect the total amount of shareholders’ equity.

In accordance with IAS 33, the weighted average number of outstanding shares used in the calculation of basic and diluted earnings per share for all prior periods presented has been retroactively adjusted to reflect both reverse share split exercises. This adjustment ensures comparability across all reporting periods.

The Company had outstanding warrants, convertible notes, and share options that could potentially dilute earnings per share in future periods.

For the year ended December 31, 2025, these potentially dilutive securities were excluded from the computation of diluted loss per share because the Company incurred a net loss during the year, and their inclusion would have been anti-dilutive. Accordingly, diluted loss per share is the same as basic loss per share.

The following table presents the impact of the reverse share splits on earnings per share:

Year ended	As Previously Reported	Adjusted for Reverse Share Split
Earnings per share – basic and diluted*

December 31, 2023 (US$)	0.20	353,254.27
December 31, 2024 (US$)	0.08	98,427.54

Weighted average number of ordinary shares used in computing earnings – basic and diluted*

December 31, 2023 (Number of ordinary shares)	38,027,579	22
December 31, 2024 (Number of ordinary shares)	100,718,632	80

38	SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after December 31, 2025 up through July 3, 2026, which is the date that these consolidated financial statements are available for distribution. Other than the events disclosed below:

●	On January 16, 2026, 43,805 (2,628,270 prior to 1 to 60 reverse share splits), and on March 4, 2026, 107,737 ordinary shares were issued to Alumni Capital LP, in aggregate, to the exercise of warrants.

●	On February 24, 2026, 205,000 (12,300,000 prior to the 1-for-60 reverse share split) ordinary shares were issued to certain shareholders of Reveillon Group Limited as a deposit in connection with the Company’s right to acquire additional shares of Reveillon Group Limited from those shareholders at a predetermined price following the successful listing of Reveillon Group Limited on Nasdaq.

●	On February 24, 2026, 295,000 (17,700,000 prior to 1 to 60 reverse share splits) ordinary shares were issued as referral fees in connection with the introduction of new project and investor to the Group.

●	On March 17, 2026, 710,509 ordinary shares were issued, in aggregate, to certain of our executive officers pursuant to Employee Stock Ownership Plan.

●	During January 21, 2026, until March 4, 2026, 105,991 (6,359,432 prior to 1 to 60 reverse share splits) and 853,796 ordinary shares were issued to Esousa Group Holdings LLC, in aggregate, to pursue the purchase and sale of securities agreement signed with Esousa Group Holdings LLC in January 20, 2026.

●	During March 6, 2026, until June 26, 2026, 2,102,494 ordinary shares were issued to Esousa Group Holdings LLC, in aggregate, to pursue the purchase and sale of securities agreement signed with Esousa Group Holdings LLC in March 6, 2026.

●	On March 11, 2026, 223,608 ordinary shares were issued to Alumni Capital LP, pursuant to securities purchase agreement in which Alumni could purchase convertible notes (“Convertible Notes”).

●	On March 11, 2026 and March 31, 2026, 3,270 ordinary shares were issued to Alex Chua Siong Kiat, executive director, in aggregate, pursuant to his employment agreements.

●	On April 6, 2026, 200,000 ordinary shares were issued to certain suppliers pursuant to the commission agreements signed on 1 April 2026 in connection to the referral investor to the Group.

●	From May 20, 2026, until May 26, 2026, 1,854,135 ordinary shares were issues to CEO Dato Hoo Voon Him, in aggregate, to pursuant the securities purchase agreement.

●	On June 3, 2026, 818,258 ordinary shares were issued to S2MA Capital to subscribe Oobit token, which functions as the native utility token for the Oobit cryptocurrency.

●	On June 4, 2026, 132,329 ordinary shares were issued to various investors for US$7.86 per share pursuant the securities purchase agreement.

●	On March 11, 2026, and June 5, 2026, 717,000 ordinary shares were issued as referral fees in connection with the introduction of new project and investor to the Group.

●	On April 30, 2026, 480,000 ordinary shares were issued to Brown Stone Capital Limited and Abri Advisory Limited as consideration for service rendered to the Company.